Form 10-K, Exhibit 13
period 1994-01-29
BROWN GROUP INC
filed 1994-04-20
CIK 14707

                            BROWN GROUP, INC.


                                  1993


                                 ANNUAL


                                 REPORT

                           CORPORATE OVERVIEW
                            BROWN GROUP, INC.
                           -------------------


Brown Group, Inc. is a leading footwear company with worldwide operations in the sourcing, marketing and retailing of footwear for women, men and children. In 1993 the company announced the discontinuation of the Wohl Leased Shoe Department business, plans to close its Connie and Regal specialty stores, consolidation of the Brown Shoe Company and Pagoda organizations, and several other major steps to reduce overhead and excess manufacturing capacity. These changes represent the essential completion of a decade-long restructuring process which has:

* Developed powerful growth businesses in value-oriented footwear retailing -- Famous Footwear -- and in the global sourcing and marketing of footwear -- Pagoda;
* Reorganized and strengthened the branded footwear marketing and sourcing organization -- Brown Shoe Company -- and the Naturalizer specialty shoe store operation; and
* Discontinued or eliminated mature and declining Recreational Products, Specialty Retailing and Footwear operations.

The cost of these changes is reflected in the Financial Highlights below. When they are completed, in 1994, Brown Group's operating assets and activities will be concentrated in businesses with proven growth and earning power.

FINANCIAL HIGHLIGHTS
- --------------------
For the Fiscal Years Ended January 29, 1994 and January 30, 1993

Thousands, except per share                      1993           1992
                                              ----------     --------
- --

Net sales                                     $1,597,811     $1,481,644
Earnings (loss) from continuing operations
before cumulative effect of accounting change     (6,712)         8,065
Earnings (loss) per common share from
continuing operations
before cumulative effect of accounting change       (.39)           .47
Dividends paid per common share                     1.60           1.60
Stockholders' equity                             233,863        288,988

Return on beginning stockholders' equity            (2.3)           2.6%
Return on average invested capital                  (1.2)%          1.6%
Working capital                                  240,554        262,611
Current ratio                                      1.6:1          1.9:1



CONTENTS
- --------
Letter to Shareholders  2
Review of Operations  5
Financial Statements 11
Management Report  31
Report of Independent Auditors 31
Directors, Officers and Operating Committee 33
Investor Information  34

TO OUR SHAREHOLDERS
- -------------------
In 1993 Brown Group announced decisive steps to conclude a decade-long program through which the assets and operations of the corporation have been concentrated in footwear businesses with strong performance and high potential. During the decade, persistent unproductive investment, excessive overhead, and losses in declining businesses have been reduced or eliminated.

The 1993 steps included: the discontinuation of the Wohl Leased Shoe Department business; the closing of five shoe factories; the closing of more than 100 company-owned Connie and Regal specialty stores;
consolidation of the company's Brown Shoe and Pagoda Divisions; and related reductions in corporate administrative staffing.

SUCCESSFUL REPOSITIONING: A DECADE'S PERSPECTIVE
- ------------------------------------------------
During the past decade, Famous Footwear has been expanded from a newly acquired 36-store regional chain of discount shoe stores to the powerful 560-plus store operation it is today; Pagoda was acquired and developed into a unique highly profitable worldwide footwear sourcing and marketing organization, and Brown Group International was established to import quality branded footwear, and in 1993 merged into Pagoda.

At the same time as these businesses of the future were being assembled and developed, investment in mature and declining businesses was being reduced or eliminated. The company discontinued the Recreational Products and Leased Department businesses and withdrew from other declining or losing operations in Specialty Retailing and Footwear.

Since 1983, Brown Group has closed more than 2,400 retail stores and leased shoe departments and 24 shoe factories, sold or disposed of 110 businesses and brands, and disposed of more than $325 million in assets.

RECENT RESULTS REFLECT THE COST OF CHANGE
- -----------------------------------------
The price of these changes has been high -- more than $50 million in 1993; more than $20 million in 1992; and approximately $150 million during the decade. Results during each of the past two years have been severely depressed by charges related to these structural changes.

In 1993 Brown Group reported a loss from continuing operations of 39 cents per share after charges of $1.71 per share; in 1992 earnings of 47 cents per share after charges of 87 cents per share, also related to plant and store closings and inventory liquidation, were reported. The company's net loss in 1993 was $1.83 per share compared to net earnings of 27 cents per share in 1992. These results principally reflect the impact of charges related to the structural changes described previously.

Although these charges have severely reduced earnings, the withdrawal from asset-intensive declining businesses has created positive cash flow throughout the decade which has supported investment in Pagoda and Famous Footwear, and allowed a return of capital to shareholders through continuation of the company's dividend.

The extended restructuring is now essentially completed. The value to our operations and our shareholders is clear, and will be confirmed by our performance in the future.

OPERATING PERFORMANCE IN 1993: PROMISE FOR THE FUTURE
- -----------------------------------------------------
The businesses of Brown Group's future performed very well overall in 1993.

Famous Footwear's sales increased 32 percent, to $491 million and operating earnings increased 33 percent to $43 million. Same-store sales increased by 9 percent and return on invested capital was 20 percent. Famous Footwear added 90 stores to the chain and operated 567 at year-end; this company plans to operate more than 700 stores by year-end 1994 and also plans continuing substantial gains in sales and earnings. The value premise -- "Brand Name Shoes for Less," very efficient operations, and the proven success of Famous Footwear offer outstanding promise for the '90s.

Brown Group's International Operations -- Pagoda U.S.A., Pagoda International, and Pagoda Trading -- also made impressive progress in 1993. Sales, including sales to affiliates, increased 23 percent to $613 million, making Pagoda one of the world's leading suppliers of imported footwear. Operating earnings increased 37 percent to $20 million. The successful merger of Brown Group International into Pagoda was completed early in 1993; Pagoda U.S.A. introduced the Revelations and Penaljo brands to their customers, and the marketing of the Dr. Scholl's and Disney character licensed brands also was highly successful. Pagoda's unique worldwide sourcing capabilities have enabled it to become very well positioned for the increasingly value-conscious footwear consumer.

The performance of the Brown Shoe Company declined in 1993; overhead cost reductions and organization changes were made and plant closings were planned and paid for to improve its prospects for 1994 and beyond. Sales, including sales to affiliates, decreased by 14 percent to $377 million and the business operated at a loss for the year. Sales of the Naturalizer brand in the specialty stores and department stores were good, however, as the NC 2000 line of comfort shoes was well-received. The Life Stride brand also performed very well, but losses in the Connie operations were substantial, and the decline of the Wohl Leased Department business, a substantial internal customer, also adversely affected Brown Shoe's results.

CONSOLIDATION OF BROWN, PAGODA, AND NATURALIZER RETAIL
- ------------------------------------------------------
In January 1993 Brown Group's Board of Directors elected Thomas A. Williams as a Corporate Vice President, responsible for all of the company's footwear wholesale operations, including Pagoda, of which he had been Chairman, and Brown Shoe Company, of which he was named President. The Naturalizer retail operation also now reports to Mr. Williams. His leadership has helped to build Pagoda its strong position in worldwide footwear sourcing and marketing. Under the restructuring program being carried out in 1994, Mr. Williams will lead the consolidation of Brown Shoe's administrative activities -- systems, accounting, distribution, and personnel -- with those of Pagoda and Brown Group's corporate staff.

The Naturalizer retail organization also is now directly aligned with the Naturalizer wholesale business, providing opportunities for much better performance. These restructuring changes, being made in 1994, should enable the company to achieve substantial expense reductions, which will contribute importantly to the rebuilding of Brown Shoe's earnings power, the growth of Pagoda, and the success of the Naturalizer business.

With these changes, the corporation also announced the planned relocation of the Pagoda headquarters operations to Brown Group's St. Louis headquarters facility in 1994.

CLOTH WORLD: COPING WITH DIFFICULT INDUSTRY CONDITIONS
- ------------------------------------------------------
Cloth World, the corporation's fabric retail business, reported flat sales of $224 million in 1993 and a 54 percent decrease in operating earnings to about $4 million. In an extremely difficult year in the retail fabric business, this performance reflects progress in controlling costs and strengthening the organization. As a part of our fourth quarter restructuring announcement, it was disclosed that Brown

Group is undertaking a strategic review of Cloth World to develop a plan to achieve the greatest value for the corporation from this business.

SHAREHOLDER PERSPECTIVE: SOLID TOTAL RETURNS
- --------------------------------------------
Investors have recognized the value of the changes Brown Group has made. The emerging earning power of Famous Footwear and Pagoda, the "turn-around" potential at Brown Shoe, and the dividend made possible by strong cash flow from investment reduction and discontinuation of mature and losing businesses, have supported the investment value of the company well.

- -----------------------------------------------------------------------
          Compound Annual Rates of Total Return to Shareholders

                                      5 Year
                                      ------
                       5 Yr.   4 Yr.    3 Yr.    2 Yr.    1 Yr.
                       -----   -----    -----    ------   ------
Brown Group             6.41   17.90    19.35     22.48    26.00
"Peer" Group            3.36    1.65    -0.32    -15.85   -18.23
Broad Index            13.69   13.50    15.25     11.71    12.88

                                     15 Year
                                     -------
                       15 Yr.  12 Yr.   8 Yr.    4 Yr.    1 Yr.
                       ------  ------   -----    -----    ------
Brown Group            15.89   13.35     5.66    17.90     26.00
"Peer" Group           11.96   11.92     6.81     1.65    -18.23
Broad Index            15.63   16.52    14.49    13.50     12.88

- -----------------------------------------------------------------------

As the table above confirms, the compound annual rate of total return to Brown Group shareholders was higher than that of "Peer" companies (as characterized in the Proxy Statement) in each of the past five years, and higher than the Standard and Poor's broad index in four of the five years.

Taking a longer view, the compound annual rate of total return to shareholders for the past 15 years has been 15.89 percent, modestly higher than that of the Standard and Poor's broad index for the same period. During this 15-year period every investor who purchased the stock (at a quarter-end) and held it through year-end 1993, has seen the value of his or her investment increase.

An assessment of the shareholders' perspective at this time is appropriate, because the changes in 1993 mark the end of the evolutionary restructuring of Brown Group. The company is now solidly positioned in the businesses of the future. We will continue to seek the greatest value to our shareholders from Cloth World, but with this exception the extended period of divestiture and consolidation is completed.

1994 will be a year of transition as we carry out the changes we have planned. The process of downsizing and restructuring entails job loss, and the human costs of the changes we have made are considerable. It will continue to be our policy and our practice to deal with those adversely affected by the changes with understanding and compassion.

But the company will not compromise in completing these changes in 1994, and as they are carried out, Brown Group's performance should strengthen.

In 1995 Brown Group should be a $2 billion corporation with the market position, organization, investment and cost base, sourcing capability and earning power to support profitable expansion and continuing increased total returns to our shareholders.


                       /s/ B.A. Bridgewater, Jr.
                       -------------------------
                       B. A. Bridgewater, Jr.
                       Chairman of the Board, President
                       and Chief Executive Officer

                       April 20, 1994

FAMOUS FOOTWEAR
- ---------------
Famous Footwear, the largest chain of branded family shoe stores in the United States, is well-positioned to answer today's consumer demand for branded family footwear at value-oriented prices. This company continues to turn in impressive financial results. In fiscal 1993, sales were $491 million, up 32 percent over 1992, and operating earnings increased significantly.

Famous Footwear is headquartered in Madison, Wisconsin and has a 30-year history of selling "brand names for less." Acquired by Brown Group in 1981 when it was a 36-store regional chain, this business now operates 507 Famous Footwear stores, 15 family shoe stores and 45 women's footwear outlet stores throughout the United States. Typical Famous Footwear stores are located in strip shopping centers or outlet malls and average 5,000 square feet. The stores offer men's, women's and children's shoes at prices that are generally 10 to 40 percent below list price. Athletic footwear makes up more than 40 percent of total sales.

SOLID INFRASTRUCTURE
- --------------------
Famous Footwear's history of success can be attributed to its solid infrastructure of management, systems and distribution capabilities that will continue to support its rapid and profitable growth into the next century. The company boasts a state-of-the-art distribution center, located near Madison. Including its mezzanine level, the distribution center contains 750,000 square feet, including a 220,000 square foot addition built during fiscal 1993. It has the capacity to ship 1.2 million pairs of shoes weekly. During 1993, the company began the roll-out of an in-store interactive information system, reorganized its merchandising departments, and added new leadership. Ms. Jo Ann K. Day was named Vice President of Human Resources, Peter T. Murray was named Chief Financial Officer, Richard P. Kuether was named Vice President of Logistics and David L. Schemery was named Vice President of Manufacturing and General Manager of Famous Fixtures, a rapidly expanding subsidiary.


- --------------------------------
Number of Famous Footwear Stores
      1993 -- 567
      1992 -- 477
      1991 -- 353
      1990 -- 304
      1989 -- 257
- --------------------------------

FUTURE SUCCESS
- --------------
With its solid infrastructure in place, Famous Footwear has the capability to continue to grow in sales and earning power in the branded footwear retail industry. The company plans to add a net of 150 stores in 1994, with sales expected to increase to more than $600 million.

PAGODA
- ------
Pagoda is Brown Group's global marketing and sourcing organization, operating three primary divisions: Pagoda U.S.A. and Pagoda International, which are marketing organizations; and Pagoda Trading, which is the worldwide sourcing operation created by the merger of Brown Group International and Pagoda's importing organization early in 1993. Pagoda's sales, including sales to affiliates, in 1993 reached $613 million, and operating earnings also increased. Today, Pagoda continues to grow, taking advantage of its considerable ability to meet the needs of retailers and wholesalers of both popular-priced and better-grade footwear. The company has strong factory relationships, sourcing flexibility that is the industry standard, and a long-standing reputation for providing superior value, quality and service.

- -----------------------------------------------------------------------
Pagoda Brands
 Air Step
 Barbie for Girls 1
 Brittania 2
 Buster Brown
 Donnay 3
 Dr. Scholl's 4
 DeLiso
 Disney 5
 Fanfares
 The Flintstones 6
 G. I. Joe 7
 Jordache 8
 Penaljo
 Playskool 9
 Reed St. James 10
 Revelations
 Rookie League 11
 Wildcats
Other licensed brands
- -----------------------------------------------------------------------
 1 Under license from Mattel, Inc.
 2 Under license from Levi Strauss & Co.
 3 Under license from Donnay International, S. A.
 4 Under license from Schering-Plough HealthCare Products, Inc.
 5 Under license from Walt Disney Productions, Inc.
 6 Under license from MCA/Universal Merchandising, Inc. and Turner Home
   Entertainment, Inc.
 7 Under license from Hasbro, Inc.
 8 Under license from Jordache Enterprises, Inc.
 9 Under license from Playskool, Inc.
10 Under license from Haggar Apparel Company
11 Under license from Major League Baseball Properties, Inc.
- -----------------------------------------------------------------------

PAGODA U.S.A.
- -------------
The Pagoda U.S.A. division markets branded and unbranded footwear to an extensive network of both mass-merchandise and mid-tier shoe stores throughout the country. The company operates five divisions: Women's; Children's; Men's; Athletics; and the Westport division, providing DeLiso, Fanfares, Penaljo and private label footwear to mid-tier retailers and department stores. Branded shoes account for about 60 percent of Pagoda U.S.A.'s sales, up from 24 percent in 1990. This reflects the company's emphasis on expanding its selection of branded footwear and strengthening its distribution to better-grade shoe stores and other retailers.

The Dr. Scholl's licensed brand was very successful for Pagoda U.S.A. in 1993. National attention was paid to the return of the Dr. Scholl's exercise sandal, and the other Dr. Scholl's styles for men and women also performed very well. The company expects this success to continue in 1994. In 1993, Pagoda signed a licensing agreement to design and market shoes featuring characters from The Flintstones, just in time for the 1994 release of the Steven Spielberg film featuring the same zany stone-age characters. Another exciting movie Pagoda U.S.A. is set to capitalize on is the 1994 release of Disney's newest animated film, The Lion King.

Pagoda U.S.A. continues to develop opportunities to expand its selection of popular brands and to maintain its position as one of the leading distributors of footwear in the country.

PAGODA INTERNATIONAL
- --------------------
Through its Pagoda International division, the company is well-positioned to take advantage of the growing global footwear market, selling branded footwear in Europe, Latin America and the Far East. Pagoda International operates marketing offices in Hong Kong; Paris, France; Sao Paulo, Brazil; and also markets footwear in Mexico and Latin America through its St. Louis headquarters offices. The ability to market internationally recognized licensed brands and proprietary brands of footwear globally is bringing momentum to Pagoda International. The company markets chil-dren's shoes featuring Disney characters throughout the world. It markets the popular Donnay athletic brand in Europe, and is expanding the distribution of the Buster Brown and Naturalizer brands worldwide. The company continues to build this business by providing other popular brands to its customers. Mexico will become an important market to Pagoda International as it supplies its brands to the American retailers expanding into Mexico as well as continuing to supply Mexican retailers.

PAGODA TRADING
- --------------
Pagoda Trading sourced 81 million pairs of shoes in 1993, making it one of the world's leading suppliers of imported footwear for men, women and children. The company operates sourcing offices in Brazil, Italy, Taiwan, Korea, Poland, Indonesia, China and Hong Kong, sourcing footwear from many of these countries and from Uruguay. In 1993, Pagoda Trading continued to expand its sourcing network, establishing additional factory relationships to supply footwear from the Czech Republic, Vietnam, the Philippines and Bangladesh. Pagoda Trading will begin supplying footwear from these countries in 1994.

Through its diverse sourcing capabilities, Pagoda Trading is able to ensure continuity of supply while meeting its customers' quality, price, style and delivery needs. The company ships footwear all over the world, including to U. S. customers as well as those served by the Pagoda International division. The company employs foreign national management in its sourcing offices to work with the factories and sales organizations to understand the needs of the various customers it serves throughout the world and to ensure those needs are met.



BROWN SHOE COMPANY
- ------------------
Brown Shoe Company is a leading marketer of branded women's footwear. For fiscal 1993, the company reported sales, including sales to affiliates, of $377 million, but operated at a loss for the year. The changes announced in 1993, including the closing of several shoe factories and the reduction of overhead, will strengthen Brown Shoe Company's operations and prepare it for more profitable growth in the future.

FOCUS ON BRANDS
- ---------------
During 1993, the company continued to focus on its four major brands -- Naturalizer, Life Stride, Connie and NaturalSport -- which are sold in leading department stores, footwear specialty stores and family footwear stores throughout the country. In 1993, Brown Shoe Company introduced improvements in the product and styling of each brand to appeal to the needs of today's consumer. The updated styling included an enhanced selection of casual shoes, wovens and new materials.

- --------------------------------------------------------
Number of Independently Operated U.S. Naturalizer Stores
      1993 -- 231
      1992 -- 316
      1991 -- 333
      1990 -- 339
      1989 -- 350
- --------------------------------------------------------

Naturalizer is the most recognized women's footwear brand in the U.S. Women choose Naturalizer for its comfort and fit characteristics, large selection of sizes and widths, quality and style. This moderately priced brand performed very well in 1993, continuing to lead the comfort market. The NC 2000 line with enhanced comfort technology in both dress and casual styles was introduced in 1992 and performed very well in 1993. Brown Shoe Company has introduced new styling and comfort technologies to this line, and the consumer response has been very strong. The independently operated Naturalizer shoe stores performed particularly well during the year and continue to be an important distribution channel for the brand.

Life Stride also is among women's top brand choices. It ranks seventh in awareness among all women's brands. Life Stride features contemporary, fashion-right styling at price points starting around $30. The target consumer for Life Stride is the younger career woman, although the shoes appeal to a broad range of consumers looking for the right combination of fashion and value. Life Stride's increasing selection of casual shoes has sold well. The brand's Night Life evening shoe styles and its Soft System line with extra comfort features also are popular.

Connie features more updated styling with moderate pricing in the $40 to $55 range. This brand offers good value in freshly styled leather footwear. The Connie consumer appreciates the brand's reputation for style, quality and value. The company also has focused on increasing the selection of casual styles for the Connie brand to meet the needs of the consumer looking for footwear to complement the more casual influence in ready-to-wear.

NaturalSport meets the needs of women looking for both fitness and high-performance walking shoes as well as comfort casuals. The brand continues to grow, with strong trade and consumer acceptance. NaturalSport recently launched its new line of shoes featuring the exclusive Cradle technology and supporting marketing program. The new Cradle technology is a product innovation that already has proven successful. The supporting marketing program helps to educate the consumer to make the right choice for her walking needs depending on the intensity level at which she walks.

- -------------------------
Brown Shoe Company Brands
      Connie
      Life Stride
      Naturalizer
      NaturalSport
- -------------------------

QUALITY AND VALUE
- -----------------
Brown Shoe Company brands are recognized for their moderate pricing and high quality, comfort and fit characteristics. Brown Shoe continues to operate five U.S. plants, primarily producing the Naturalizer brand. In addition, the company works closely with Pagoda Trading to import shoes that meet its customers' value, quality and delivery needs. The ability to source footwear from around the world allows Brown Shoe Company the flexibility to provide a wide range of styles at various price-points.

The company has organized its marketing and customer service efforts around its three primary channels of distribution -- department stores, specialty stores and family shoe stores. This allows Brown Shoe Company to provide service directed to the distinct needs of each group of customers.

In an ongoing effort to serve better the needs of its customers in each channel of distribution, the company continually develops its Electronic Data Interchange and Quick Response capabilities. These technologies enable customers to communicate directly with Brown Shoe Company for efficient and timely order placement and replenishment.

NATURALIZER RETAIL
- ------------------
Brown Group operates 367 company-owned Naturalizer specialty stores in major malls and shopping centers throughout the United States. These stores present the company's flagship brand -- Naturalizer. The restructuring announced in 1993 aligned the Naturalizer retail division with the Naturalizer wholesale division, providing the opportunity for more closely coordinated brand positioning.

The company's Naturalizer retail stores are important distribution channels for both the Naturalizer and NaturalSport brands. Women know that they can find the widest selection of styles and sizes of these brands at Naturalizer stores. Targeted marketing and customer service programs enhance the consumer's experience when shopping at Naturalizer stores. These stores help maintain Naturalizer's position as the most recognized women's shoe brand in the country.

- ---------------------------------------------------
Number of Company Operated U.S. Naturalizer Stores
      1993 -- 367
      1992 -- 355
      1991 -- 384
      1990 -- 382
      1989 -- 360
- ---------------------------------------------------

CANADIAN OPERATIONS
- -------------------
The company's Canadian operations comprise the retailing, manufacturing and wholesaling of footwear for men, women and children. Sales in 1993 for the Canadian operations were $66 million collectively and operating earnings increased. Brown Shoe Company of Canada, Ltd. operates two footwear production facilities in Canada and wholesales footwear to department stores, specialty stores and family shoe stores throughout Canada. Naturalizer is a leading brand in Canada and is sold through 83 company-owned Naturalizer stores, 57 independently operated Naturalizer stores, as well as through department stores and other fine retailers. The company also operates the F. X. LaSalle chain of 15 better-grade shoe stores and four Famous Footwear stores in Canada.

Operations during 1993 improved dramatically as retail sales grew with solid store-for-store gains and the net addition of seven Naturalizer stores and one F. X. LaSalle store. This sales growth, coupled with continued efficiency improvement programs and asset control efforts, resulted in major profit improvements for the Canadian wholesale, retail and manufacturing operations.

- --------------------------
Number of Canadian Stores
      Naturalizer
      1993 -- 83
      1992 -- 76
      1991 -- 73
      1990 -- 69
      1989 -- 53
      F. X. LaSalle
      1993 -- 15
      1992 -- 14
      1991 -- 14
      1990 -- 13
      1989 -- 11
- --------------------------

In 1994, the company will mark the 100th anniversary of the F. X.
LaSalle chain in Canada. Jean-Guy Vaudry recently was named President of the company's Canadian retail operations, replacing Guy Vincent who announced his retirement after a 32-year career in the footwear retail industry.

CLOTH WORLD
- -----------
Cloth World is a 340-store chain of retail stores featuring quality apparel fabrics, home decorating, soft crafts and sewing supplies at competitive prices. Cloth World is the fourth largest retail fabric chain in the United States; its sales increased to $224 million in fiscal 1993, while operating earnings declined. The retail fabric industry in 1993 experienced its third consecutive difficult year, with many competitors reporting losses for the year. The difficulties have been the result of a shrinking demand for apparel and the related competitiveness of the ready-to-wear industry as well as excess fabric store capacity. In light of the overall industry conditions, the performance of Cloth World reflects very good navigation through some difficult times, and good positioning for future success.

GROWTH AREAS
- ------------
Cloth World was acquired by Brown Group in 1970 when it had only 14 stores. Cloth World stores average 12,000 square feet and are located in strip centers. The company also operates a 300,000 square foot distribution center in Amarillo, Texas. Fabrics for home sewing account for more than half of total sales at Cloth World. The company's home decorating and soft craft merchandise departments have been successful and represent future areas of growth and profit potential for Cloth World.

- -----------------------------
Number of Cloth World Stores
      1993 -- 340
      1992 -- 354
      1991 -- 322
      1990 -- 316
      1989 -- 316
- -----------------------------

In 1994, Cloth World will focus on offering the best value to its customers. This means continued emphasis on expense control, while offering the greatest selection of sewing, home decorating and craft merchandise. In the value-conscious '90s, Cloth World has positioned itself as a leading fabric retailer that the consumer can rely on for value and selection. Despite the overall industry conditions, Cloth World will continue to offer the consumer the value and shopping convenience she wants.

                            FINANCIAL STATEMENTS



CONTENTS
- --------
Management's Discussion and Analysis of
Operations and Financial Condition          12
Five-Year Summary                           16
Consolidated Financial Statements           17
Notes to Consolidated Financial Statements  21
Reports on Financial Statements             31
   Management Report on Responsibility
   for Financial Reporting
   Report of  Independent Auditors
Supplementary Financial Information         32

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND
FINANCIAL CONDITION


RESULTS OF OPERATIONS
- ---------------------
1993 Compared to 1992

The financial results for both 1993 and 1992 reflect the impact of unusual business changes. In January 1994, the corporation announced a series of restructuring initiatives, which included plant, office and store closures; consolidation of Brown Shoe Company and Pagoda; and corporate and divisional staffing reductions, and provided for additional environmental monitoring costs at its closed tannery, which resulted in an aftertax charge to earnings from continuing operations of $29.5 million. Also in January 1994, the corporation announced plans to discontinue and withdraw from the Wohl Leased Shoe Department business, which resulted in an aftertax charge of $24.4 million to net earnings. The corporation implemented the Statement of Financial Accounting Standards (SFAS) #112, "Employers' Accounting for Postemployment Benefits," in 1993. This change in accounting principle resulted in a charge to earnings in 1993 of $2.2 million. Earnings for 1992 included aftertax charges of $14.8 million related to plant closures, inventory liquidation, and the closing of the corporation's tannery in Gowanda, New York.

Brown Group's sales of $1.60 billion in fiscal 1993 were 8% higher than the $1.48 billion in fiscal 1992. A loss of $6.7 million in 1993 from continuing operations, before the cumulative effect of an accounting change, compares to earnings from continuing operations in 1992 of $8.1 million. A net loss of $31.6 million in 1993 compares to net earnings of $4.7 million in 1992.

Sales of the Footwear Segment increased 9% in 1993 compared to 1992. Operating earnings for the segment were $11.9 million in 1993 compared to $28.5 million in 1992. Operating earnings for 1993 and 1992 included pretax charges of $45.4 million and $22.4 million, respectively, which were discussed above, and relate to the Brown Shoe and Wohl Shoe Companies.

Famous Footwear had another record year in which total sales increased 32% and 9.3% on a store-for-store basis. Operating earnings increased 33% to $43.1 million in 1993 compared to 1992. For the second consecutive year, this business has had an aftertax return on invested capital of approximately 20%. There was a net addition of 90 stores during the year, bringing the total number of stores to 567. To accommodate growth, the company's distribution center was expanded in 1993. Plans for 1994 provide for continued growth of this business through a net addition of 150 stores.

Pagoda, Brown Group's international marketing and sourcing operation, also continued its trend of sales and earnings growth. Sales increased 16% and operating earnings increased 37% due to increased volume and expense leverage. The continued growth of this business is primarily driven by the success of licensed footwear, in particular, footwear marketed under the Dr. Scholl's and Disney character brands sold primarily to large mass-merchandisers. During 1993 Pagoda introduced the Penaljo and Revelations brands. Also in 1993, this division successfully completed the merger of Brown Group International into Pagoda. This consolidation will strengthen sourcing capabilities and improve operating efficiencies.

Brown Shoe Company's sales declined 16% in 1993, reflecting lower shipments of the company's branded product. This business was unprofitable for the second consecutive year. Included in results for 1993 are charges to further reduce capacity and overhead costs, and to provide for additional ongoing environmental compliance costs at the company's closed tannery. The 1993 charge provided for the closing of five manufacturing facilities in 1994. In 1992, charges were recorded for the closing of three factories, a warehouse, and the company's tannery. These closures reflect the ongoing shift from domestically manufactured to imported product. The remaining domestic manufacturing capacity will be primarily supporting the "quick response" business of the Naturalizer brand. In January 1994, it was announced that Brown Shoe will be consolidated with Pagoda, which should improve efficiencies and contribute to Brown Shoe operating profitably in 1994.

Wohl Shoe Company (excluding Leased Departments, which are included in Discontinued Operations) consists of the Naturalizer, Connie, and Regal concept stores. Sales for the concept stores decreased 3% in 1993 and the company recorded a substantial loss. Included in results for 1993 are charges for the closure of more than 100 company-owned Regal and Connie shoe stores. These two chains have experienced declining performance for the past several years. The Naturalizer stores, which had been operated by Wohl Shoe Company, will be aligned with the Naturalizer wholesale division of Brown Shoe Company in 1994. Total sales for Naturalizer stores increased 10% in 1993 and 1.6% on a store-for-store basis. There was a net addition of 12 stores during the year, bringing the total number of stores to 367.

In January 1994 the corporation adopted a formal plan to withdraw from the Wohl Leased Shoe Department business, which involves the management of shoe departments in department stores. Most of the leases are cancelable after a period of notice by either party and the corporation expects to complete most of the withdrawals by the end of 1994. The $34.8 million pretax charge for the estimated costs of exiting the business, which is reflected as discontinued operations in net earnings, consists of the following:

* Charges of $14.6 million for asset writeoffs associated with leasehold improvements and headquarters facility closure;
* Inventory writedowns and results of operations during the phaseout period of $7.2 million;
* Charges of $8.5 million for severance and benefit costs; and
* Other fees and costs of $4.5 million.

Non-cash writeoffs included in these charges totaled approximately $14.6 million. The remaining $20.2 million of discontinued operations charges will impact cash flow in the third and fourth quarters of fiscal 1994 and may extend into the first quarter of fiscal 1995. The liquidation of this business will generate positive cash flow, which will be reinvested in the corporation's more profitable businesses and used to pay down debt.

The restructuring initiatives and additional environmental provisions, which were announced in January 1994, resulted in a $45.4 million pretax charge to Footwear Segment earnings and consisted of the following:

* Charges of $13.3 million for asset writeoffs associated with the disposal of five manufacturing facilities of Brown Shoe Company and over 150 shoe stores currently operated by Wohl Shoe Company;

* Charges of $10.4 million related to lease buyouts and termination costs for retail store closures and leased machinery from closed manufacturing facilities;

* Inventory writedowns of $7.9 million to liquidate store inventories;

* Charges of $8.8 million for severance and benefit costs for those employees terminated due to plant and store closures, consolidation of Pagoda and Brown Shoe Company and reduction of headquarters staffing; and

* Provision of $5.0 million for additional environmental monitoring costs at the corporation's closed tannery.

Non-cash writeoffs included in the above charges totaled approximately $13.3 million. The remaining $27.1 million of restructuring charges will impact cash flow in the second through fourth quarters of fiscal 1994 and may extend into the first quarter of fiscal 1995. Once completed in late fiscal 1994 or early fiscal 1995, the restructuring will result in lower overhead expenses at Brown Shoe Company and Pagoda. More importantly, it will generate positive cash flow, which will be reinvested in the corporation's profitable and expanding Famous Footwear and Pagoda businesses and used to partially pay down debt. The impact on cash flow of environmental costs is discussed later.

Canadian retailing sales increased 9% in 1993 and 6.8% on a store-for-store basis. Earnings also improved in 1993 through increased sales, improved margins, and leveraging of expenses. With the net addition of eight stores in 1993, this chain now operates 102 stores. The Canadian manufacturing/wholesaling operation also had improved results in 1993 despite a sales decline of 10%. This operation returned to profitability after recording a slight loss in 1992. The improved results were due to improved margins and lower bad debt expense.

Sales for the Cloth World chain of fabric stores were flat in 1993 with store-for-store sales decreasing 1.6%. The company operated 340 stores at year-end, which is 14 stores fewer than at fiscal year-end 1992. Operating earnings decreased to $3.9 million in 1993 from $8.4 million in 1992. Earnings were once again negatively impacted by the continued promotional retail fabric environment. However, Cloth World continues to be profitable in this very difficult environment.

The 4.6% increase in Brown Group's interest expense in 1993 reflects increased borrowing levels to fund growth at Famous Footwear and Pagoda partially offset by lower interest rates.

The corporation's effective tax rate in 1993 was 43.2% compared to 16.1% in 1992. For a reconciliation of these rates compared to the statutory rate, see Note 5 to the consolidated financial statements.

The corporation has an overall net deferred tax asset of $41 million at January 29, 1994, which relates primarily to differences in book and taxable income arising from discontinued operations reserves, restructuring charges, and normal recurring operations (e.g., inventory valuation reserves and adjustments, and employee benefit accruals). No valuation allowance is considered necessary as management believes it is more likely than not that the deferred tax asset will be realized through a combination of (1) the carryback to prior years of the net operating loss generated as executed transactions cause the deductions to be recognized and (2) the offset of the deductions against taxable income produced in the normal course of business in subsequent periods. Management also has available certain tax planning strategies, which, if implemented, could fully consume the net deferred tax asset after the above described utilization. Management will continue to evaluate the realizability of the deferred tax asset.

1992 Compared to 1991
- ---------------------
Brown Group's sales of $1.48 billion for fiscal 1992 were 4% higher than the $1.42 billion for fiscal 1991. Earnings from continuing operations of $8.1 million in 1992 compare to earnings from continuing operations before the cumulative effect of accounting changes in 1991 of $15.4 million. The 1992 earnings from continuing operations were negatively impacted by approximately $14.8 million of aftertax charges related to factory closings and overhead reduction at Brown Shoe Company and inventory liquidation at Wohl Shoe Company. Net earnings, after reflecting discontinued operations and cumulative accounting changes from the adoption of new accounting pronouncements for postretirement health and life insurance benefits and income taxes, were $4.7 million in 1992 and $3.8 million in 1991.

Sales of the Footwear Segment increased 4% in 1992 compared to 1991. Operating earnings for the segment were $28.5 million in 1992 compared to $38.1 million in 1991. Included in Footwear Segment operating earnings for 1992 are pretax charges discussed above totaling $22.4 million.

Famous Footwear had a record year for both sales and earnings. Total sales increased 39% and 13.4% on a store-for-store basis. There was a net addition of 124 stores during 1992. Operating earnings nearly doubled to $32.3 million in 1992 compared to 1991.

Pagoda's sales increased 20% and operating earnings increased 22% in 1992. These increases were primarily driven by the success of women's, men's and children's licensed footwear.

Brown Shoe Company's sales and earnings declined in 1992, reflecting the continued financial distress of many of its independent customers and the continued shift from domestically manufactured to imported product. Sales of both branded and private label footwear were negatively affected. Earnings were negatively impacted by additional charges for capacity and overhead reductions. Decisions were made to close three factories, a warehouse, and the company's tannery, further reduce office staff and make organizational changes. As a result of these charges, a loss was recorded for 1992.

Wohl Shoe Company's concept store sales decreased $30 million or 15% in 1992, reflecting store-for-store sales declines and a net reduction of 98 stores. Earnings were significantly impacted by charges to reduce inventories, which resulted in a loss for 1992. Earnings for Naturalizer and Connie stores, despite savings from ongoing cost reduction efforts, continued to be negatively impacted by promotions and lower sales.

The $22.4 million of nonrecurring pretax charges recorded by the Footwear Segment in the first quarter of 1992, which were previously discussed, consisted of the following major components: $3.0 million for employee severance costs related to factory closings and overhead reduction at Brown Shoe Company; $5.8 million to cover inventory liquidation at Wohl Shoe Company; $9.6 million for the closing and disposal of three Brown Shoe Company factories, a warehouse, and the corporation's tannery; and $4.0 million for the writeoff of machinery no longer used in production. Non-cash writeoffs included in these charges totaled approximately $7.8 million. Expenditures negatively impacting cash flow in 1993 and 1992 totaled approximately $5.5 million and $8.3 million, respectively, primarily for closure of the tannery and inventory liquidation costs. The balance of these charges that will be expended in fiscal 1994, excluding environmental costs discussed separately, totals $.8 million.

The Canadian retailing operation achieved a 3% store-for-store sales gain. Earnings increased from the loss incurred in 1991 to a slight profit in 1992 ending the year with 94 retail shoe stores. The Canadian manufacturing/wholesaling operation had a difficult year as a result of the recessionary economic climate in Canada and continued pressure from imported footwear. The poor economy led to the bankruptcies of several large customers, increasing bad debt expense in 1992. Both sales and earnings decreased in 1992 resulting in a loss for the year.

The Cloth World chain of fabric stores recorded an overall sales increase of $4 million with a net increase of 32 stores during 1992. However, same-store sales declined by 2%. Operating earnings decreased to $8.4 million from $12.1 million in 1991. Earnings were negatively impacted by lower margins, which resulted from a difficult and promotional fabric retail environment.

The 5.2% increase in Brown Group's interest expense in 1992 reflected increased borrowing levels required to fund the growth of Famous Footwear.

The corporation's effective tax rate in 1992 was 16.1% compared to 29.6% in 1991. For a reconciliation of these rates compared to the statutory rate, see Note 5 to the consolidated financial statements.

IMPACT OF INFLATION
- -------------------
The effects of inflation have been minor over the past few years and are not expected to have a significant impact in the foreseeable future.


FINANCIAL CONDITION
- -------------------

LIQUIDITY AND CAPITAL
- ---------------------
The capital required for the continued growth at Famous Footwear and Pagoda could not be totally funded by operations in 1993. As a result, the corporation increased its total debt to $289 million at the end of fiscal

1993 from $232 million at the end of fiscal 1992. Accordingly, the corporation's ratio of total debt to total capitalization increased to 55.3% at the end of 1993 from 44.5% at the end of 1992. This ratio was also negatively impacted since charges for restructuring and discontinued operations were reflected in 1993 net earnings while the positive cash flow from these activities, which will be partially used to reduce debt, will not be reflected until 1994.

Working capital at the end of 1993 was $241 million, which was lower than the $263 million at the end of 1992. As a result, the corporation's current ratio, the relationship of current assets to current liabilities, decreased to 1.6 to 1 from 1.9 to 1 at the end of 1992. These decreases are primarily due to cash used by operating activities, such as increases in inventories for new stores at Famous Footwear, which was partially offset by an increase in trade accounts payable. Accounts receivable decreased in 1993 primarily as a result of lower sales at Brown Shoe Company. Prepaid expenses and other current assets increased as a result of current deferred tax assets related to restructuring reserves. These reserves are reflected in various accounts but primarily in accrued employee compensation and benefits and other accrued expenses.

Cash used by investing activities was primarily for capital expenditures in 1993 of $30.2 million compared to $22.2 million in 1992. The 1993 capital expenditures were primarily for the opening of new retail stores, expansion of the Famous Footwear distribution center, and the remodeling of existing retail units. Capital expenditures for 1994 are planned to be slightly higher than in 1993 and will consist primarily of store openings and system improvements at Famous Footwear.

Expenditures required in 1994 related to the corporation's restructuring and discontinued operations will be more than offset by cash generated through associated asset sales and inventory and accounts receivable liquidations. It is expected that the excess cash generated by these changes and improved operations in 1994 will enable the company to continue to fund the growth at Famous Footwear and Pagoda while reducing overall debt levels. Although borrowing levels are currently higher than in the past, the corporation's current borrowing capacity is more than adequate to fund all operational needs.

To fund short-term working capital needs, the corporation issues commercial paper, which is rated A-2 by Standard and Poor's Corporation and P-2 by Moody's Investor Service. In addition, the corporation maintains lines of credit totaling approximately $230 million.

Financing activities reflect an increase in notes payable and a decrease in current maturities of long-term debt, which is partially due to the rearrangement of $75 million of the corporation's long-term debt. During 1992, the corporation took steps to rearrange its debt structure to take advantage of lower interest rates. In January 1993 the corporation issued $50 million in 6.47% senior notes to partially refinance its $75 million 8-1/8% debentures that were originally due in 1996. In the interim period, prior to redemption, these proceeds were used to reduce short-term commercial paper borrowing. In April 1993 the corporation called for redemption of these debentures. They were paid with proceeds from the issuance of commercial paper.

DIVIDENDS
- ---------
Brown Group paid a dividend of $1.60 per share in 1993, which was the same as in 1992, and marked the 71st year of consecutive quarterly dividends.

ENVIRONMENTAL MATTERS
- ---------------------
The corporation is involved in environmental remediation and ongoing compliance at its closed New York tannery site and two associated landfill locations. In fiscal 1992 the corporation provided $1.7 million for remediation costs. Due to a change in the expected holding period of the property, an additional $6.6 million was charged to earnings in fiscal 1993 to provide for additional remediation costs and future environmental compliance costs. This additional charge included $5.0 million which was recorded in conjunction with restructuring charges in January 1994. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, cost of ongoing monitoring programs, and similar costs. Based upon current environmental regulations, the corporation has estimated the remaining remediation costs to be approximately $.7 million, which will be expended in fiscal 1994, and future environmental compliance costs to be approximately $4.6 million, which will be expended over the next 30 years. These amounts have been accrued and are reflected in the corporation's January 29, 1994 Balance Sheet.

In addition to the tannery site, the corporation has been identified as a potentially responsible party by various federal and state authorities for remediation at certain other landfills. The corporation is one of many parties involved at these sites. The corporation's involvement relates to the disposal of solvents and other by-products of the corporation's closed tannery and shoe manufacturing facilities. Based upon current information available as to the corporation's ultimate liability related to these sites, it is estimated to be in the range of $.4 million to $.7 million. At January 29, 1994, $.5 million has been accrued to cover these costs.

                               FIVE YEAR SUMMARY

                      1993        1992        1991        1990        1989
                    ---------- ----------  ----------  ----------  -------
Thousands, except   (52 weeks) (52 weeks)  (52 weeks)  (52 weeks)  (53 weeks)
per share
Operations
- ----------
Net sales         $1,597,811   $1,481,644  $1,422,345  $1,429,939  $1,446,471
Cost of goods
 sold              1,041,096      959,879     924,107     919,987     944,599
                  ----------   ----------  ----------  ----------  ----------
Gross profit         556,715      521,765     498,238     509,952     501,872
                  ----------   ----------  ----------  ----------  ----------
Selling and
 administrative
 expenses            529,741      487,402     463,435     452,952     449,412
Interest expense      17,591       16,821      15,997      18,174      20,748
Other expense
 (income)--net        21,211        7,924      (3,139)     (3,764)     (3,831)
                  ----------   ----------  ----------  ----------  ----------
                     568,543      512,147     476,293     467,362     466,329
                  ----------   ----------  ----------  ----------  ----------
Earnings (loss)
 from continuing
 operations before
 income taxes and
 cumulative effect
 of accounting
 changes             (11,828)       9,618      21,945      42,590      35,543
Income taxes          (5,116)       1,553       6,506      14,413      11,536
                  ----------   ----------  ----------  ----------  ----------
Earnings (loss)
 from continuing
 operations before
 cumulative effect
 of accounting
 changes              (6,712)       8,065      15,439      28,177      24,007
Earnings (loss)
 from discontinued
 operations, net
 of income taxes       1,714       (3,401)        256       3,598       6,820
Gain on (provision
 for) disposal
 of discontinued
 operations, net
 of income taxes     (24,400)                                           3,000
Cumulative effect
 of changes in
 accounting for
 postemployment
 benefits in 1993
 and postretire-
 ment benefits
 and income taxes
 in 1991              (2,214)                 (11,931)
                  ----------   ----------  ----------  ----------  ----------
Net earnings
 (loss)           $  (31,612)  $    4,664  $    3,764  $   31,775  $   33,827
                  ==========   ==========  ==========  ==========  ==========

Returns from
 continuing
 operations
 before
 accounting
 changes:
 Return on
 net sales               (.4)%         .5%        1.1%        2.0%        1.7%
 Return on
 beginning
 stockholders'
 equity                 (2.3)%        2.6%        4.6%        8.3%        7.2%
 Return on
 average invested
 capital                (1.2)%        1.6%        2.9%        5.0%        4.4%
Dividends paid    $   27,979    $  27,714  $   27,646  $   27,789  $   27,999
Capital
 expenditures         30,175       22,170      22,751      27,666      26,442

Per Common Share
- ----------------
Earnings (loss)
 from continuing
 operations
 before
 accounting
 changes          $     (.39)   $     .47  $      .90  $     1.64  $     1.39
Net earnings
 (loss)                (1.83)         .27         .22        1.85        1.95
Dividends paid          1.60         1.60        1.60        1.60        1.60
Stockholders'
 equity                13.27        16.69       18.10       19.47       19.39

Financial Position
- ------------------
Receivables, net  $  109,968    $ 114,594  $   84,353  $  101,878  $  122,313
Inventories          375,465      333,215     304,908     295,287     261,083
Working capital      240,554      262,611     297,239     285,310     306,440
Property, plant
 and equipment,
 net                  97,430       99,536     112,824     114,103     110,923
Total assets         771,734      735,691     682,033     714,875     689,058
Long-term debt
 and capitalized
 lease
 obligations         135,324      123,024     144,564     128,611     132,398
Stockholders'
 equity              233,863      288,988     313,387     336,182     338,963

Average Common
 Shares
 Outstanding          17,270       17,132      17,070      17,184      17,346

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

                          CONSOLIDATED BALANCE SHEETS

Thousands, except number of shares      January 29, 1994   January 30, 1993
                                        ----------------   ----------------
ASSETS
- ------
Current Assets
Cash and cash equivalents                    $ 16,892          $ 21,625
Receivables, net of allowances
 of $11,425 in 1993 and $10,482 in 1992       109,968           114,594
Inventories, net of adjustment
 to last-in, first-out cost of $52,849
 in 1993 and $65,962 in 1992                  375,465           333,215
Net current assets of discontinued
 operations                                    38,942            50,181
Deferred income taxes                          47,774            19,557
Prepaid expenses and other current assets      22,824            18,980
                                             --------          --------
  Total Current Assets                        611,865           558,152

Net Noncurrent Assets of
 Discontinued Operations                        7,062            22,944

Other Assets                                   55,377            55,059

Property, Plant and Equipment, Net             97,430            99,536
                                             --------          --------
                                             $771,734          $735,691
                                             ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------
Current Liabilities
Notes payable                                $146,090          $ 11,645
Trade accounts payable                        105,437           102,815
Employee compensation and benefits             43,591            32,968
Other accrued expenses                         64,696            46,175
Income taxes                                    3,788             5,073
Current maturities of long-term debt            7,709            96,865
                                             --------          --------
  Total Current Liabilities                   371,311           295,541

Other Liabilities
Long-term debt, including capitalized
 lease obligations                            135,324           123,024
Deferred income taxes                           7,152             4,398
Other liabilities                              24,084            23,740
                                             --------          --------
  Total Other Liabilities                     166,560           151,162

Stockholders' Equity
Preferred stock, $1.00 par value,
 1,000,000 shares authorized;
 no shares outstanding                             --                --
Common stock, $3.75 par value,
 100,000,000 shares authorized;
 17,619,768 and 17,318,883 shares
 outstanding                                   66,075            64,947
Additional capital                             35,979            28,264
Cumulative translation adjustment              (3,287)           (1,571)
Unamortized value of restricted stock          (6,827)           (4,166)
Retained earnings                             141,923           201,514
                                             --------          --------
  Total Stockholders' Equity                  233,863           288,988
                                             --------          --------
                                             $771,734          $735,691
                                             ========          ========

See notes to consolidated financial statements.

                             CONSOLIDATED EARNINGS

Thousands, except per share              1993         1992        1991
                                      ----------   ----------  ----------
Net Sales                             $1,597,811   $1,481,644  $1,422,345
Cost of goods sold                     1,041,096      959,879     924,107
                                      ----------   ----------  ----------
Gross profit                             556,715      521,765     498,238
                                      ----------   ----------  ----------
Selling and administrative expenses      529,741      487,402     463,435
Interest expense                          17,591       16,821      15,997
Other expense (income) -- net             21,211        7,924      (3,139)
                                      ----------   ----------  ----------
                                         568,543      512,147     476,293
                                      ----------   ----------  ----------
Earnings (Loss) From Continuing
 Operations Before Income Taxes
 and Cumulative Effect of
 Accounting Changes                      (11,828)       9,618      21,945
Income taxes                              (5,116)       1,553       6,506
                                      ----------   ----------  ----------
Earnings (Loss) From Continuing
 Operations Before Cumulative
 Effect of Accounting Changes             (6,712)       8,065      15,439
Cumulative effect of changes
 in accounting for postemployment
 benefits in 1993 and postretirement
 benefits and income taxes in 1991        (2,214)          --     (11,931)
Discontinued operations:
 Earnings (loss) from operations,
  net of tax                               1,714       (3,401)        256
 Provision for disposal,
  net of tax benefit                     (24,400)          --          --
                                      ----------   ----------  ----------
Net Earnings (Loss)                   $  (31,612)  $    4,664  $    3,764
                                      ==========   ==========  ==========
Earnings (Loss) Per Common Share:
Continuing operations before
 cumulative effect of accounting
 changes                              $     (.39)  $      .47  $      .90
Cumulative effect of changes
 in accounting for postemployment
 benefits in 1993 and postretirement
 benefits and income taxes in 1991          (.13)          --        (.70)
Discontinued operations:
  Earnings (loss) from operations            .10         (.20)        .02
  Provision for disposal                   (1.41)          --          --
                                      ----------   ----------  ----------
Net Earnings (Loss)                   $    (1.83)  $      .27  $      .22
                                      ==========   ==========  ==========

See notes to consolidated financial statements.

                            CONSOLIDATED CASH FLOWS

Thousands                               1993         1992       1991
                                      --------     -------     -------
Operating Activities:
Net earnings (loss)                   $(31,612)    $ 4,664     $ 3,764
Adjustments to reconcile net earnings
 to net cash provided (used) by
 continuing operating activities:
 Cumulative effect of changes in
  accounting for postemployment
  benefits in 1993 and postretirement
  benefits and income taxes in 1991      2,214          --      11,931
 Discontinued operations                22,686       3,401        (256)
 Depreciation and amortization          22,803      23,682      25,152
 Loss on sale of facilities and
  equipment                             12,547       8,728       3,266
 Provision for losses on accounts
  receivable                             5,272       7,771       3,902
 Changes in operating assets
   and liabilities:
  Receivables                             (646)     (3,012)      8,623
  Sale of receivables                       --     (35,000)      5,000
  Inventories                          (42,250)    (28,307)     (9,621)
  Prepaid expenses and other
   current assets                      (30,869)     (4,894)     (4,667)
  Trade accounts payable and
   accrued expenses                     28,360      16,296      (3,938)
  Income taxes                          (1,285)      5,007         156
 Other, net                             (1,384)     (3,125)     (2,548)
                                      --------     -------     -------
Net Cash Provided (Used) by
 Operating Activities of:
Continuing operations                  (14,164)     (4,789)     40,764
Discontinued operations                  4,435      (1,378)     27,574
                                      --------     -------     -------
Net Cash Provided (Used) by
 Operating Activities                   (9,729)     (6,167)     68,338
                                      --------     -------     -------
Investing Activities:
Capital expenditures                   (30,175)    (22,170)    (22,751)
Proceeds from sales of fixed
 assets and businesses                   1,407         595         483
Payments received on notes
 receivable from sales of businesses        --          --         219
                                      --------     -------     -------
Net Cash Provided (Used) in Investing
 Activities                            (28,768)    (21,575)    (22,049)
                                      --------     -------     -------
Financing Activities:
Increase (decrease) in short-term
 notes payable                         134,445      (2,751)    (42,389)
Principal payments of long-term
 debt and capitalized leases           (97,102)    (14,310)     (3,672)
Additions to long-term debt             20,000      75,288      30,000
Proceeds from issuance of common
 stock                                   4,400         171         154
Payments for purchase of treasury
 stock                                      --          --        (388)
Dividends paid                         (27,979)    (27,714)    (27,646)
                                      --------     -------     -------
Net Cash Provided (Used) by
 Financing Activities                   33,764      30,684     (43,941)
                                      --------     -------     -------

Increase (Decrease) in Cash and
 Cash Equivalents                       (4,733)      2,942       2,348

Cash and Cash Equivalents at
 Beginning of Year                      21,625      18,683      16,335
                                      --------     -------     -------
Cash and Cash Equivalents at
 End of Year                          $ 16,892     $21,625     $18,683
                                      ========     =======     =======

See notes to consolidated financial statements.

                       CONSOLIDATED STOCKHOLDERS' EQUITY

Thousands, except number of shares

                 Common Stock                          Unamortized
               -----------------            Cumulative  Value of
                                  Additional TranslationRestricted  Retained
               Shares     Dollars   Capital  Adjustment    Stock    Earnings
               ---------- ------- ---------- ----------  ---------- --------

Balance
 February
 2, 1991     17,264,381  $64,742  $26,837     $ 1,942   $(6,093)   $248,754
Net earnings                                                          3,764
Dividends
 ($1.60 per
 share)                                                             (27,646)
Stock issued
 under
 employee
 benefit
 plans            5,864       22      132
Purchase of
 common stock
 for treasury   (15,000)     (56)     (24)                             (308)
Currency
 translation
 adjustment                                      (354)
Stock issued
 under
 restricted
 stock plan,
 net             56,500      212    1,192                (1,404)
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                               1,675
             ----------  -------  -------     -------   -------    --------
Balance
 February
 1, 1992     17,311,745   64,920   28,137       1,588    (5,822)    224,564
Net earnings                                                          4,664
Dividends
 ($1.60 per
 share)                                                             (27,714)
Stock issued
 under
 employee
 benefit
 plans            6,888       26      145
Currency
 translation
 adjustment                                    (3,159)
Stock issued
 under
 restricted
 stock plan,
 net                250        1      (18)                   17
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                               1,639
             ----------  -------  -------     -------   -------    --------
Balance
 January
 30, 1993    17,318,883   64,947   28,264      (1,571)   (4,166)    201,514
Net loss                                                            (31,612)
Dividends
 ($1.60 per
 share)                                                             (27,979)
Stock issued
 under
 employee
 benefit
 plans          168,385      631    3,769
Currency
 translation
 adjustment                                    (1,716)
Stock issued
 under
 restricted
 stock plan,
 net            132,500      497    3,946                (4,443)
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                               1,782
             ----------  -------  -------     -------   -------    --------
Balance
 January
 29, 1994    17,619,768  $66,075  $35,979     $(3,287)  $(6,827)   $141,923
             ==========  =======  =======     =======   =======    ========

See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- --------------------------------------------------

Consolidation
- -------------
The consolidated financial statements include the accounts of Brown Group, Inc. and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements for periods prior to the fourth quarter of fiscal 1993 have been reclassified to conform to the current presentation.

Accounting Period
- -----------------
The corporation's fiscal year is the 52 or 53 week period ending the Saturday nearest to January 31. Fiscal years 1993, 1992 and 1991 ended on January 29, 1994, January 30, 1993 and February 1, 1992, respectively. Fiscal years 1993, 1992 and 1991 each included 52 weeks.

Inventories
- -----------
All inventories are valued at the lower of cost or market, with 85% of consolidated inventories using the last-in, first-out (LIFO) method.

Property, Plant and Equipment
- -----------------------------
Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases where applicable, using the straight-line method.

Income Taxes
- ------------
Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to depreciation, employee benefit plans, facility closing and restructuring reserves, bad debt reserves and inventory.

Earnings Per Share
- ------------------
Earnings per share of Common Stock is computed by dividing net earnings by the weighted average number of shares outstanding during the year. The dilutive effect of stock options is not significant and is therefore excluded from the calculation.

Pre-opening and Closing Expenses
- --------------------------------
Pre-opening expenses of new facilities are charged to operations when incurred. Costs of closing facilities, including capital asset disposition losses, lease termination costs and personnel costs, are accrued when management makes the decision to close such facilities.

Cash Flows
- ----------
For purposes of the Statement of Cash Flows, short-term investments which have a maturity of three months or less are considered to be cash equivalents.

Translation of Foreign Currencies
- ---------------------------------
Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the cumulative translation adjustment section of the Consolidated Statement of Stockholders' Equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.


NOTE 2: DISCONTINUED OPERATIONS
- -------------------------------

During the fourth quarter of fiscal 1993, the corporation adopted a formal plan to withdraw from the Wohl Leased Shoe Department business, which involves the management of shoe departments in department stores. Most of the leases are cancelable after a period of notice by either party and the corporation expects to complete most of the withdrawals by the end of fiscal 1994.

In connection with this plan an estimated loss on exiting this business of $24.4 million, net of income tax benefits of $10.4 million, was recognized. The loss represents primarily inventory liquidation, severance and headquarters facility closure costs and results of operations during the estimated phase-out period.

Summarized results of this business are shown separately as Discontinued Operations in the accompanying consolidated financial statements. Assets and liabilities shown are at their estimated net realizable value, and consist primarily of inventory and leasehold improvements. Prior year financial statements have been reclassified to conform to the current year presentation. Operating results of this business are as follows (in thousands):

                               1993        1992         1991
                             --------    --------     --------
Net sales                    $292,845    $303,214     $305,471
                             ========    ========     ========
Earnings (loss) before
income taxes                    2,904      (4,519)         413

Income taxes                    1,190      (1,118)         157
                             --------    --------     --------
Earnings (loss) from
operations                   $  1,714    $ (3,401)    $    256
                             ========    ========     ========


NOTE 3: RESTRUCTURING CHARGES
- -----------------------------

Included in results from continuing operations for fiscal 1993 is a pretax restructuring charge of $45.4 million, of which $11.0 million was charged to cost of goods sold and an additional $13.0 million was charged to selling and administrative expenses with the remaining $21.4 million charged to other expense. This charge covers the closing of five shoe factories, the closing of over 150 shoe stores, estimated severance costs associated with a reduction in headquarters administrative staffing and consolidation of the corporation's Brown Shoe and Pagoda divisions, and a provision for additional environmental monitoring costs related to the corporation's closed tannery. The restructuring charge, net of the related tax benefit, resulted in a reduction of $29.5 million, or $1.71 per share, in earnings from continuing operations for fiscal 1993.

Results from continuing operations in 1992 reflected pretax charges of $22.4 million, of which $5.8 million was charged to cost of goods sold and $3.0 million to selling and administrative expenses with the remaining $13.6 million charged to other expense. These charges related to the closing of three plants and a warehouse, inventory liquidation, and the closing of the corporation's tannery. These charges, net of the related tax benefits, resulted in a reduction of $14.8 million, or $.87 per share, in earnings from continuing operations for fiscal 1992.


NOTE 4: RETIREMENT AND OTHER BENEFIT PLANS
- ------------------------------------------

The corporation and its subsidiaries have several non-contributory pension plans covering substantially all U. S. employees. Plans covering salaried and management employees provide pension benefits that are based on the employee's highest consecutive five years of compensation during the ten years before retirement. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The corporation's funding policy for all plans is to make the minimum annual contributions required by applicable regulations. The corporation also participates in several multiemployer plans, which provide defined benefits to certain of the corporation's union employees.

The following table sets forth the plans' funded status at the December 31, 1993 and 1992 measurement dates, and amounts recognized in the corporation's Balance Sheet at January 29, 1994 and January 30, 1993 (in thousands):

                                           1993         1992
                                         --------     --------
Actuarial present value of
benefit obligations:

Vested benefit obligation                $118,243     $114,982
                                         ========     ========
Accumulated benefit obligation           $123,289     $118,025
                                         ========     ========
Projected benefit obligation             $138,930     $133,422

Plan assets at fair value                 188,338      175,662
                                         --------     --------
Excess of plan assets over
projected benefit obligation               49,408       42,240

Unrecognized net gain                     (20,420)     (10,617)

Unrecognized prior service costs            7,123        4,695

Unrecognized net transition asset          (7,015)     (10,067)
                                         --------     --------
Net pension asset recognized
in the balance sheet                     $ 29,096     $ 26,251
                                         ========     ========

Pension plan assets are invested primarily in listed stocks and bonds. The plan assets are valued using the current market value for bonds and a five-year moving average for equities.

Prior service costs are amortized over the average remaining service period of employees expected to receive benefits under the plan.

Pension costs included the following components (in thousands):

                               1993        1992         1991
                             -------     -------      -------
Service cost                 $ 6,180     $ 6,180      $ 5,896

Interest cost                  9,532      10,420        9,836

Actual return on
plan assets                  (30,847)     (8,715)     (31,557)

Net amortization
and deferral                  12,864     (10,675)      13,871

Multiemployer plans              143         166          192
                             -------     -------      -------
Total pension (income)       $(2,128)    $(2,624)     $(1,762)
                             =======     =======      =======
Actuarial assumptions
used were:

Discount rate                   7.25%        7.5%         7.5%

Expected return on
plan assets                      9.5%        9.5%         9.5%

Compensation increase            5.0%        5.0%         5.0%


The corporation sponsors several defined contribution 40l(k) plans covering salaried, management and certain hourly employees who have one year of service and who are 21 years of age. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The company's expense for these plans was $3,350,000 in 1993, $3,380,000 in 1992 and $3,400,000 in 1991.

In addition to providing pension benefits, the corporation sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried and hourly employees. The postretirement health care plans are offered only to employees electing early retirement on a shared-cost basis. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retiree contributions are adjusted annually, and the corporation intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.

In fiscal 1991, the corporation adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." In applying this pronouncement, the corporation immediately recognized the Accumulated Postretirement Benefit Obligation as of the beginning of fiscal 1991 of $17,320,000 in the first quarter of 1991 as a change in accounting principle. On an aftertax basis, this charge was $11,431,000 or $.67 per share.

The following tables set forth the plans' funded status reconciled with the amount shown in the corporation's Balance Sheet at January 29, 1994 and January 30, 1993 (in thousands):

                                1993                    1992
                        ----------------------    -------------------

                         Life                                 Life
                        Health       Insurance    Health    Insurance
                         Plans         Plans       Plans      Plans
                       --------      ---------    -------   ---------

Accumulated
postretirement
benefit obligations:

Retirees               $ 4,347       $4,825       $ 5,176    $5,215

Active participants      3,229          499         9,353       352
                       -------       ------       -------    ------
                       $ 7,576       $5,324       $14,529    $5,567
                       =======       ======       =======    ======
Plan assets            $    --       $   --       $    --    $   --

Accumulated
obligation in excess
of plan assets           7,576        5,324        14,529     5,567

Unrecognized
net gain (loss)          3,758         (310)       (1,398)     (376)
                       -------       ------       -------    ------
Accrued postretire-
ment benefit cost      $11,334       $5,014       $13,131    $5,191
                       =======       ======       =======    ======


Net postretirement benefit cost for 1991, 1992 and 1993 included the following components (in thousands):

                                                             Life
                                            Health         Insurance
                                             Plans           Plans
                                            ------         ---------
1991

Service cost                                $  404           $ 19
Interest cost                                  960            402
Net amortization and deferral                   --             --
                                            ------           ----
Postretirement benefit cost                 $1,364           $421
                                            ======           ====
1992

Service cost                                $  447           $ 18
Interest cost                                1,032            402
Net amortization and deferral                   (3)            --
                                            ------           ----
Postretirement benefit cost                 $1,476           $420
                                            ======           ====
1993

Service cost                                $  534           $ 25
Interest cost                                  667            387
Net amortization and deferral               (2,088)            --
                                            ------           ----
Postretirement benefit cost                 $ (887)          $412
                                            ======           ====

In the fourth quarter of 1993, the corporation terminated postretirement health coverage for salaried employees who will not become eligible by January 1, 1995. The effect of this change was the recognition of a pretax gain of $1.8 million.

Actuarial assumptions used were (in thousands):

                                          1993        1992       1991
                                         ------      ------     ------
Projected health care cost
trend rate (A)                              9%          13%       14%

Ultimate trend rate (A)                     5%           6%        6%

Year ultimate trend rate is achieved      2001         2000      2000

Effect of a 1% point increase in the
health care cost trend rate on the
postretirement benefit obligation         $309       $1,200     $1,000

Effect of a 1% point increase in the
health care cost trend rate on the
aggregate of service and interest cost      84          157        140

Discount rate                            7.25%         7.5%       7.5%

(A) The health care cost trend rate assumption has a significant effect on the amounts reported. Rates listed above represent assumed increases in per capita cost of covered health care benefits for 1994, 1993 and 1992, respectively. For future years the rate was assumed to decrease gradually and remain at the ultimate trend rate thereafter.

In the fourth quarter of 1993, the corporation adopted, retroactive to January 31, 1993, the Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." Prior to 1993, expenses related to postemployment medical benefits were recognized on a pay-as-you-go basis. The corporation elected to immediately recognize the cumulative effect of the change in accounting for postemployment benefits of $3.4 million. On an aftertax basis, this charge was $2.2 million or $.13 per share. The effect of this change on 1993 operating results was not material.


NOTE 5: INCOME TAXES
- --------------------

In fiscal 1991, the corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the adjustment of previously deferred taxes for changes in tax rates under the liability method. The corporation chose to reflect the cumulative effect of adopting this pronouncement as a change in accounting principle at the beginning of fiscal 1991 with a charge to earnings of $500,000. This charge represents the writedown of net deferred tax assets and liabilities from tax rates in effect when they arose to current statutory tax rates. The adoption of the new standard had no effect on the tax provision for 1991.

The components of earnings (loss) before income taxes (in thousands) consisted of Domestic earnings (loss) before taxes of $(25,767), $258 and $12,994 in 1993, 1992, and 1991, respectively, and Foreign earnings before taxes of $13,939, $9,360, and $8,951 in 1993, 1992, and 1991, respectively.

The components of income tax expense are as follows (in thousands):

                                           1993        1992      1991
                                         --------    --------   ------
Federal

  Currently payable                      $  4,231    $ 3,034    $2,469
  Deferred                                (14,216)    (3,206)    1,548
                                         --------    -------    ------
                                           (9,985)      (172)    4,017

State                                       2,702      1,050     1,089

Foreign                                     2,167        675     1,400
                                         --------    -------    ------
Total income tax expense
(benefit) on earnings (loss)
from continuing operations
before cumulative effect of
accounting changes                         (5,116)     1,553     6,506

Tax benefit of cumulative
effect of accounting changes               (1,192)        --    (6,389)

Tax expense (benefit) of
discontinued operations:
  Results of operations                     1,190     (1,118)      157
  Provision for disposal                  (10,454)        --        --
                                         --------    -------    ------
Total income tax expense
(benefit)                                $(15,572)   $   435    $  274
                                         ========    =======    ======

Cash payments of income taxes for fiscal 1993, 1992 and 1991 were $12,855,000, $2,387,000, and $7,535,000, respectively.

The differences between the income tax expense (benefit) from continuing operations reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% in 1993 and 34% in 1992 and 1991 are as follows (in thousands):

                                           1993        1992       1991
                                         --------    --------   --------
Income taxes at
statutory rate                           $(4,140)    $ 3,270    $ 7,461

State income taxes, net
of federal tax benefit                     1,756         693        719

Foreign earnings not
currently taxed                           (2,056)     (2,247)    (1,934)

Effect of revaluation of net
deferred tax assets due to
1993 increase in federal tax
rate from 34% to 35%                        (422)         --         --

Other                                       (254)       (163)       260
                                         -------     -------    -------
                                         $(5,116)    $ 1,553    $ 6,506
                                         =======     =======    =======

Significant components of the corporation's deferred income tax assets and liabilities are as follows (in thousands):

                                           1993        1992
                                         --------    --------
Deferred tax assets

Employee benefits, compensation,
and insurance                            $ 9,525     $ 8,529

Allowance for doubtful accounts            3,617       2,321

Inventory capitalization and
inventory reserves                         1,746       1,689

Discontinued operations, restructuring
and store closing reserves                38,911       5,660

Countervailing duty reserves               3,336       2,917

Other postretirement and
postemployment benefit plans               7,302       6,229

Other                                      8,544       6,552
                                         -------     -------
Total deferred tax assets                 72,981      33,897


                                           1993        1992
                                         --------    --------

Deferred tax liabilities

Excess depreciation                       (8,122)     (7,277)

Retirement plans                         (10,165)     (9,169)

LIFO inventory valuation                 (11,417)     (1,923)

Other                                     (2,655)       (369)
                                         -------     -------
Total deferred tax liabilities           (32,359)    (18,738)
                                         -------     -------
Net deferred income
tax asset                                $40,622     $15,159
                                         =======     =======


No valuation reserve has been provided for these deferred tax assets at January 29, 1994 and January 30, 1993 as full realization of these assets is expected.

As of January 29, 1994, there is approximately $29,000,000 of accumulated unremitted earnings from the corporation's Canadian subsidiary and approximately $47,000,000 from other foreign entities on which deferred taxes have not been provided. Based on the current United States and Canadian income tax rates, it is anticipated that no additional United States tax would be incurred if the accumulated Canadian earnings were distributed. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of foreign tax credits, of approximately $16,500,000 would be due. The Internal Revenue Service has made an assessment that approximately $3,600,000 of U.S. taxes, plus interest, is currently due on unremitted foreign earnings. The corporation is litigating the assessment and believes that it will prevail.


NOTE 6: COMMITMENTS AND CONTINGENCIES
- -------------------------------------

The corporation is responsible for environmental remediation and ongoing environmental compliance costs at its closed tannery production site and two landfill locations. In fiscal 1992 the corporation provided $1,700,000 for remediation costs. Due to a change in the expected holding period of the property, an additional $6,600,000 was charged to earnings in fiscal 1993 to provide for additional remediation costs and future environmental compliance costs. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, cost of ongoing monitoring programs, and similar costs. Based upon current environmental regulations, the corporation has estimated the remaining remediation costs to be approximately $700,000, which will be expended in fiscal 1994, and future environmental compliance costs to be approximately $4,600,000, which will be expended over the next 30 years. These amounts have been reflected in Other Accrued Expenses and Other Liabilities at January 29, 1994.

In addition to the tannery site, the corporation has been identified as a potentially responsible party by various Federal and State authorities for remediation at several sites. The corporation is one of many parties involved at these sites. The corporation's involvement relates to the disposal of solvents and other by-products of the corporation's closed tannery and shoe manufacturing facilities. Based upon current information available, the corporation's ultimate liability related to these sites is estimated to be in the range of $400,000 to $650,000. At January 29, 1994, $500,000 has been reflected in Other Accrued Expenses to cover these costs.

NOTE 7: INVENTORIES
- -------------------

Inventories are valued at the lower of cost or market determined principally by the last-in, first-out (LIFO) method and consist of the following (in thousands):

                                         January 29   January 30
                                            1994         1993
                                         ----------   ----------
Finished goods                            $352,243     $309,363

Work-in-progress                             6,291        3,611

Raw materials and supplies                  16,931       20,241
                                          --------     --------
                                          $375,465     $333,215
                                          ========     ========


If the first-in, first-out (FIFO) cost method had been used, inventories would have been $52,849,000 and $65,962,000 higher at January 29, 1994 and January 30, 1993, respectively.


NOTE 8: PROPERTY, PLANT AND EQUIPMENT
- -------------------------------------

Property, plant and equipment consist of the following (in thousands):

                                        January 29    January 30
                                           1994          1993
                                        ----------    ----------
Land                                     $   1,903    $   2,014

Buildings and leasehold
improvements                                81,224       86,533

Machinery and equipment                    149,815      157,231
                                         ---------    ---------
                                           232,942      245,778
Allowances for depreciation
and amortization                          (135,512)    (146,242)
                                         ---------    ---------
                                         $  97,430    $  99,536
                                         =========    =========

NOTE 9: LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS
- -------------------------------------------------------

Long-term debt, including capitalized lease obligations, net of unamortized discounts and current maturities, consists of the following (in thousands):

                                         January 29   January 30
                                            1994         1993
                                         ----------   ----------
Commercial paper                          $ 25,000      $ 25,000

6.47% Senior notes due 1996                 50,000        50,000

8.4% - 8.6% Debentures due 1999             15,000        15,000

7.07% - 8.8% Debentures due 2002            19,987        14,985

7.125% Debentures due 2003                  15,000            --

7-3/8% Sinking Fund Debentures,
payments of $2,000,000 due
annually to 1998                             5,995         7,991

Capitalized lease obligations                3,564         9,244

Other                                          778           804
                                          --------      --------
                                          $135,324      $123,024
                                          ========      ========
/TABLE

Maturities of long-term debt and capitalized lease obligations for 1994 through 1998 are: 1994 -- $7,709,000; 1995 -- $2,082,000; 1996 -- $52,051,000;
1997 -- $2,046,000; 1998 -- $37,000.

The rates for the corporation's commercial paper ranged from 3.1% to 3.75% in 1993 and 3.25% to 5.1% in 1992.

In early fiscal 1993, the corporation called for redemption its 8-1/8% debentures, which were scheduled to fully mature in 1996. The balance of these debentures of $74,763,907 was classified with current maturities of long-term debt as of January 30, 1993. To refinance this debt, the corporation in December 1992 entered into a long-term private placement of $50,000,000 in 6.47% senior notes due in 1996. The remaining $25,000,000 is refinanced through commercial paper. The commercial paper is intended to be maintained on a long-term basis with ongoing credit provided by the corporation's long-term noncancelable revolving credit agreement which expires in December 1996. Accordingly, $25,000,000 of commercial paper borrowing outstanding has been classified as long-term debt at January 29, 1994 and January 30, 1993.

In December 1992, the corporation entered into a three-year interest rate swap agreement, for which cash consideration of $3,150,000 was received in 1992. Under the agreement, the corporation is paying a fixed rate of 8-1/8% on $75,000,000 and is receiving a fixed rate of 6.47% on $50,000,000 and a floating rate based on LIBOR on the remaining $25,000,000. The cash consideration received on the swap has been deferred and is being amortized as an offset to interest expense over the life of the agreement.

The corporation maintains short-term lines of credit which total approximately $230,000,000 at January 29, 1994. The maximum amount of short-term borrowings (under these arrangements and in the form of commercial paper) at the end of any month was $182,015,000 in 1993 and $68,754,000 in 1992. The average short-term borrowings during the year were $139,105,000 in 1993 and $50,575,000 in 1992. The weighted average interest rates approximated 3.6% and 4.6% in 1993 and 1992, respectively.

Cash payments of interest for fiscal 1993, 1992 and 1991 were $18,691,000, $15,823,000 and $16,581,000, respectively.

NOTE 10: LEASES
- ---------------
The corporation leases substantially all of its retail locations and certain other equipment and facilities. Approximately one-third of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                                     1993          1992           1991
                                   --------      --------       --------
Minimum payments                   $82,085       $76,860        $73,816

Contingent payments                  2,307         1,598            989
                                   -------       -------        -------
                                   $84,392       $78,458        $74,805
                                   =======       =======        =======
/TABLE

Rent expense has been reduced by rental income from subleases of $3,023,000 in 1993, $2,709,000 in 1992 and $2,819,000 in 1991.

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at January 29, 1994 (in thousands):

                                   Operating
                                    Leases
                                   ---------
1994                               $ 81,043
1995                                 74,592
1996                                 65,310
1997                                 54,194
1998                                 39,291
Thereafter                           90,703
                                   --------
Total minimum lease payments       $405,133
                                   ========


Operating lease commitments have been reduced for rental income from noncancelable subleases by approximately $2,675,000 in 1994 and lesser amounts thereafter (total reductions $8,804,000). The lease commitments of approximately $6,141,000 related to the discontinued leased departments are excluded from the above table. The corporation is contingently liable for lease commitments of approximately $29,000,000 which primarily relate to the Meis and Etage specialty retailing chains which were sold.


NOTE 11: CAPITAL STOCK
- ----------------------

Common Stock
- ------------
The corporation's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At January 29, 1994 and January 30, 1993, there were 17,619,768 shares and 17,318,883 shares, net of 4,386,129 shares and 4,687,014 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BG). There were approximately 11,000 stockholders at March 1, 1994.

Each outstanding share of the corporation's Common Stock carries one Common Stock Purchase Right. When exercisable, each right will entitle its holder to buy one share of the corporation's stock at $150 per share. The Rights will become exercisable if a person acquires 20% of the corporation's common stock or makes an offer to acquire 30% of the corporation's common stock. In the event that a person acquires 40% of the common stock of the corporation, each Right shall entitle the holder, other than the acquirer, to purchase one share of common stock of the corporation for one-third of the market price of the common stock. In the event that the corporation is acquired in a merger or transfers 50% or more of its assets or earnings to any one person, each Right entitles the holder to purchase common stock of the surviving or purchasing company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the corporation at a price of $.05 per Right and they expire in March 1996.

Preferred Stock
- ---------------
The corporation has 1,000,000 authorized shares of $1 par value Preferred Stock. None has been issued.


NOTE 12: STOCK OPTION AND STOCK RELATED PLANS
- ---------------------------------------------

The corporation has stock option, stock appreciation and restricted stock plans under which certain officers and employees are participants.

All stock options are granted at market value. Stock appreciation units may also be granted in tandem with options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other.

Options for 843,643 and 1,076,978 shares were exercisable as of January 29, 1994 and January 30, 1993, respectively, at prices ranging from $23 to $41. Under the plans, 11,980 and 121,396 additional shares of common stock were available to be granted in the form of options or restricted stock as of January 29, 1994 and January 30, 1993, respectively.

The following summary sets forth the activity for the three years ended January 29, 1994:

                                        Number of
                               ----------------------------
                                 Option       Appreciation        Grant
                                 Shares           Units           Prices
                               ----------     ------------      ----------
Outstanding
February 2, 1991               1,557,901         145,834        $23 to $41

Granted                           16,000              --         23 to  26

Exercised                         (6,632)             --         23 to  29

Terminated                      (188,284)        (61,653)        23 to  41
                               ---------         -------
Outstanding
February 1, 1992               1,378,985          84,181         23 to  41

Granted                               --              --

Exercised                         (9,615)             --         23 to  28

Terminated                      (159,017)        (20,288)        23 to  39
                               ---------         -------
Outstanding
January 30, 1993               1,210,353          63,893         23 to  41

Granted                           10,000              --         32 to  34

Exercised                       (208,054)             --         23 to  33

Terminated                      (101,781)         (8,748)        23 to  41
                               ---------         -------
Outstanding
January 29, 1994                 910,518          55,145        $23 to $39
                               =========         =======


Under the corporation's restricted stock program, common stock of the corporation may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to stockholders' equity and subsequently amortized to expense over the eight-year restriction period.

Restricted shares granted, net of forfeitures, were 132,500; 250; and 56,500 in 1993, 1992 and 1991, respectively. The expense associated with these awards was $1,781,903 in 1993, $1,639,000 in 1992 and $1,675,000 in 1991.


NOTE 13: BUSINESS SEGMENT INFORMATION
- -------------------------------------

The corporation operates in two business segments: Footwear and Specialty Retailing. The Footwear Segment comprises the manufacture, supply and sale of women's, men's and children's footwear and the operation of shoe stores. The Specialty Retailing Segment comprises the Cloth World chain of retail fabric stores.

Thousands                         1993             1992            1991
                               ----------       ----------      ----------
Net Sales

Footwear                       $1,373,745       $1,257,737      $1,203,015
Specialty Retailing               224,066          223,907         219,330
                               ----------       ----------      ----------
                               $1,597,811       $1,481,644      $1,422,345
                               ==========       ==========      ==========
Operating Earnings
(Loss)

Footwear (A)(B)                $   11,894       $   28,455      $   38,115

Specialty
Retailing                           3,879            8,366          12,054
                               ----------       ----------      ----------
Total operating
earnings                           15,773           36,821          50,169

Corporate interest
income and other                      192             (889)         (3,249)

Corporate expense                 (10,202)          (9,493)         (8,978)

Interest expense                  (17,591)         (16,821)        (15,997)
                               ----------       ----------      ----------
Earnings (loss) from
continuing  operations
before income taxes and
accounting changes             $  (11,828)      $    9,618      $   21,945
                               ==========       ==========      ==========

(A) 1993 includes charges totaling $45.4 million to establish reserves for the closing of retail stores, factory closings, inventory liquidation associated with the store closings and additional costs for environmental monitoring related to U. S. footwear operations.

(B) 1992 includes a charge of $22.4 million to establish reserves for organization changes, factory closings and inventory liquidation related to U.
S. footwear operations.



Thousands                        1993             1992            1991
                               --------         --------        --------
Identifiable Assets

Footwear                       $586,776         $528,444        $500,237

Specialty Retailing              96,517           88,684          84,121

Discontinued Operations          46,004           73,125          75,149
                               --------         --------        --------
                                729,297          690,253         659,507

Corporate                        42,437           45,438          22,526
                               --------         --------        --------
                               $771,734         $735,691        $682,033
                               ========         ========        ========
Capital Expenditures

Footwear                       $ 26,066         $ 17,142        $ 19,156

Specialty Retailing               3,061            4,664           2,957

Corporate                         1,048              364             638
                               --------         --------        --------
                               $ 30,175         $ 22,170        $ 22,751
                               ========         ========        ========
Depreciation and
Amortization Expense

Footwear                       $ 19,347         $ 20,145        $ 20,496

Specialty Retailing               2,947            2,793           3,111

Corporate                           509              744           1,545
                               --------         --------        --------
                               $ 22,803         $ 23,682        $ 25,152
                               ========         ========        ========
/TABLE

Approximately 52% of 1993 footwear sales were made at retail. When combined with the sales of the Specialty Retailing Segment, 58% of the corporation's total sales were made directly to retail customers.

The corporation's Footwear Segment also conducts foreign operations in the Far East, South America and Europe where footwear is sourced for sale primarily to United States customers and to a lesser extent European, Latin American and Asian Pacific customers, and in Canada, where there are both manufacturing and retailing operations. A summary of the corporation's operations by geographic area follows:

Thousands                         1993             1992            1991
                               ----------       ----------      ----------
Net Sales

United States                  $1,202,195       $1,139,926      $1,120,648

Far East                          291,106          256,595         217,419

Other Foreign                     137,189          120,565          99,346

Inter-Area
Transfers                         (32,679)         (35,442)        (15,068)
                               ----------       ----------      ----------
                               $1,597,811       $1,481,644      $1,422,345
                               ==========       ==========      ==========
Earnings (Loss)
Before Taxes and
Accounting Changes

United States                  $  (25,767)      $      258      $   12,994

Far East                           10,119            8,410           6,976

Other Foreign                       3,820              950           1,975
                               ----------       ----------      ----------
                               $  (11,828)      $    9,618      $   21,945
                               ==========       ==========      ==========
Identifiable Assets

United States                  $  652,465       $  628,942      $  583,284

Far East                           56,574           42,296          42,263

Other Foreign                      62,695           64,453          56,486
                               ----------       ----------      ----------
                               $  771,734       $  735,691      $  682,033
                               ==========       ==========      ==========



Inter-area transfers to affiliates are generally priced to recover cost plus an appropriate markup for profit. Identifiable foreign assets consist primarily of cash items, receivables and inventories.

NOTE 14: FAIR VALUE OF FINANCIAL INSTRUMENTS
- --------------------------------------------

Carrying amounts reported on the balance sheet for Cash and Cash Equivalents and Notes Payable approximate fair value due to the short maturity of these instruments.

The fair value of the corporation's long-term debt (excluding capitalized lease obligations), including current maturities, at January 29, 1994 is estimated to be $140,143,000 which compares to $133,785,000 recorded on the corporation's balance sheet at that date. The fair value at January 30, 1993 was estimated to be $213,040,000 compared to $210,567,000 recorded on the corporation's balance sheet at that date. This estimate was based on the borrowing rates currently available to the corporation for financing arrangements with similar terms and maturities.


NOTE 15: SUPPLEMENTARY INFORMATION
- ----------------------------------

Balance Sheet
- -------------
Cash equivalents of $21,399,000 and $31,811,000 at January 29, 1994 and January 30, 1993, respectively, are stated at cost which approximates fair value.

Statement of Consolidated Earnings
- ----------------------------------
Advertising costs totaled $53,118,000, $49,175,000, and $48,502,000 in 1993,
1992 and 1991, respectively. Other expense, net included interest income of $1,475,000 in 1993, $1,472,000 in 1992 and $1,885,000 in 1991. This income was more than offset by restructuring charge components of $21,400,000 in 1993 and $13,600,000 in 1992.

                        REPORTS ON FINANCIAL STATEMENTS


MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING
- -----------------------------------------------------------

The management of Brown Group, Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles, and are not misstated due to material fraud or error. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The corporation's financial statements have been audited by Ernst & Young, independent auditors elected by the stock-holders. Management has made available to Ernst & Young all the corporation's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young during its audit were valid and appropriate.

The Audit Committee of Brown Group's Board of Directors comprises four outside directors. The Committee meets regularly with the corporation's independent auditors, Ernst & Young, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

Management of the corporation has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. The corporation maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. Management believes that the corporation's system of internal control is adequate to accomplish the objectives discussed herein.

Management also recognizes its responsibility for fostering a strong ethical climate so that the corporation's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the corporation's code of conduct, which is published throughout the corporation. The code of conduct addresses, among other things, the necessity of ensuring open communication within the corporation; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The corporation maintains a systematic program to assess compliance with these policies. The results of this compliance program are discussed with the Audit Committee.


/s/ B. A. Bridgewater, Jr.     /s/ Harry E. Rich
- --------------------------     -----------------
B. A. Bridgewater, Jr.         Harry E. Rich
Chief Executive Officer        Chief Financial Officer



REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
- ---------------------------------------------

Stockholders and Board of Directors
Brown Group, Inc.

We have audited the accompanying consolidated balance sheets of Brown Group, Inc. as of January 29, 1994 and January 30, 1993, and the related statements of consolidated earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Group, Inc. at January 29, 1994 and January 30, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 29, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 4 and 5 to the consolidated financial statements, in 1991 the company changed its method of accounting for other postretirement benefits and income taxes and in 1993 changed its method of accounting for postemployment benefits.

                               /s/ Ernst & Young
                               -------------------
                               St. Louis, Missouri
                               March 2, 1994

                      SUPPLEMENTARY FINANCIAL INFORMATION


SELECTED QUARTERLY INFORMATION unaudited
- ------------------------------

Following is a summary of selected quarterly information (in thousands of dollars except per share) for fiscal years ended January 29, 1994 and January 30, 1993.


                                           Quarters
                           -----------------------------------------------
                            First         Second       Third       Fourth
                           --------      --------     --------    --------
1993

Net Sales                  $389,072      $381,028     $445,787    $381,924
Cost of Goods Sold          249,492       243,140      288,000     260,464
Earnings (Loss)From
 Continuing Operations
 Before Cumulative
 Effect of Accounting
 Changes                      4,483         6,482       12,871     (30,548)
Cumulative Effect of
 Change in Accounting for
  Postemployment Benefits    (2,214)          --          --          --
Discontinued Operations        (284)         (915)       1,323     (22,810)
Net Earnings (Loss)           1,985         5,567       14,194     (53,358)
Per Share of Common Stock:
  Earnings (Loss) From
   Continuing Operations
   Before Cumulative
   Effect of Accounting
   Changes                      .26           .38          .74       (1.76)
  Cumulative Effect of
   Changes in Accounting
   for Postemployment
   Benefits                    (.13)           --           --          --
  Net Earnings (Loss)           .11           .33          .82       (3.07)
  Dividends Paid                .40           .40          .40         .40
  Market Value:
   High                          33 7/8        33 1/2       35 3/4      36
   Low                           28 3/4        29 3/4       31 3/4      32 5/8

1992

Net Sales                  $368,992      $344,149     $409,682    $358,821
Cost of Goods Sold          250,844       217,231      264,792     227,012
Earnings (Loss) From
 Continuing Operations      (13,225)        4,947        9,311       7,032
Discontinued Operations      (7,533)          506        1,517       2,109
Net Earnings (Loss)         (20,758)        5,453       10,828       9,141
Per Share of Common Stock:
  Earnings (Loss)
   From Continuing
   Operations                 (.77)           .29          .54         .41
  Net Earnings (Loss)        (1.21)           .32          .63         .53
  Dividends Paid               .40            .40          .40         .40
  Market Value:
   High                         27 3/8         24 3/4       27          29 7/8
   Low                          23 1/8         21           23 5/8      24 3/8

Note 1: Fourth Quarter 1993 results from continuing operations include an aftertax charge of $29.5 million for factory and store closings and related inventory liquidation and severance costs. Results from discontinued operations include an aftertax provision of $24.4 million for the withdrawal from the leased shoe department business.

Note 2: First Quarter 1992 results from continuing operations include aftertax charges of $14.8 million related to organization changes, factory closings and inventory liquidation. Results from discontinued operations for the same period include an aftertax charge of $6.7 million related to inventory liquidations.

Directors' and Officers' Liability Insurance
The New York Business Corporation Act requires that New York corporations provide to their stockholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1993 the corporation renewed, for a one-year term, a policy of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group. This policy covers all duly elected directors and all duly elected or appointed officers of Brown Group, Inc. and its subsidiary companies. The policy premium for a one-year term is $98,424. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

                  DIRECTORS, OFFICERS AND OPERATING COMMITTEE


BOARD OF DIRECTORS
- ------------------
B. A. Bridgewater, Jr. 1
Chairman of the Board, President and Chief Executive Officer

Joseph L. Bower 1,3
Donald Kirk David Professor,Chairman of Doctoral Programs and Director of Research, Harvard Business School

W. L. Hadley Griffin 1
Chairman of the Executive Committee

Joan F. Lane 1,3,4
Consultant to higher education, currently associated with Stanford University; foundation trustee

John D. Macomber 3,4
Director of various corporations

William E. Maritz 2,4
Chairman of the Board and Chief Executive Officer, Maritz, Inc., a motivation, travel, training, communications and marketing research services company

General Edward C. Meyer 2,4
Retired Chief of Staff of the U.S. Army and international business consultant

Harry E. Rich 1
Executive Vice President and Chief Financial Officer

Morton I. Sosland 2,3
Chairman, Sosland Companies, Inc., a publishing and venture investing firm

Daniel R. Toll 1,2,3
Corporate and civic director

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Governance and Nominating Committee

CORPORATE OFFICERS
- ------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President and Chief Executive Officer

Harry E. Rich
Executive Vice President and Chief Financial Officer

John B. Biggs, Jr.
Senior Vice President

Brian C. Cook
Vice President -- Footwear Retailing and President, Famous Footwear

Robert D. Pickle
Vice President, General Counsel and Corporate Secretary

Andrew M. Rosen
Vice President and Treasurer

Mary Sylvia Siverts
Vice President -- Public Affairs

Thomas A. Williams
Vice President -- Footwear Wholesaling, President, Brown Shoe Company and Chairman, Pagoda

E. Lee Wyatt, Jr.
Vice President -- Planning and Controller


OPERATING COMMITTEE
- -------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President and Chief Executive Officer

John B. Biggs, Jr.
Senior Vice President

Brian C. Cook
Vice President -- Footwear Retailing and President, Famous Footwear

Arthur G. Croci
President, Pagoda Trading

Ronald N. Durchfort
President, Pagoda International

Ronald A. Fromm
Executive Vice President,Famous Footwear

Curtis R. Johnson
Executive Vice President, Brown Shoe Company

Raymond F. Moseley
President, Wohl Shoe Company

Joseph P. Pearce
Executive Vice President, Brown Shoe Company

Gary M. Rich
President, Pagoda U.S.A.

Harry E. Rich
Executive Vice President and Chief Financial Officer

Donald L. Richey
President, Cloth World

Andrew M. Rosen
Vice President and Treasurer

Richard L. Stonner
Senior Vice President -- Retail Sales, Famous Footwear

Thomas A. Williams
Vice President -- Footwear Wholesaling, President, Brown Shoe Company and Chairman, Pagoda

George J. Zelinsky
Senior Vice President and General Merchandise Manager, Famous Footwear

Secretary to the Committee:

E. Lee Wyatt, Jr.
Vice President -- Planning and Controller

                             INVESTOR INFORMATION


CORPORATE HEADQUARTERS
Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000 Telephone
(314) 854-4274 Fax

FORM 10-K ANNUAL REPORT
A copy of the company's Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available without charge to stockholders upon request to:

Vice President and Treasurer
Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029

ANNUAL MEETING
11:00 a.m.
Thursday, May 26, 1994
Brown Group, Inc.
Corporate Headquarters
8300 Maryland Avenue
St. Louis, Missouri

STOCK LISTED
New York Stock Exchange
Chicago Stock Exchange
Ticker Symbol BG

NUMBER OF STOCKHOLDERS OF RECORD
11,000

NUMBER OF EMPLOYEES
22,000

INDEPENDENT AUDITORS
Ernst & Young
St. Louis, Missouri

TRUSTEE OF DEBENTURES/NOTES
Citibank, N.A.
111 Wall Street
New York, New York 10043

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Boatmen's Trust Company
Corporate Trust Division
510 Locust Street
St. Louis, Missouri 63101

DIVIDEND REINVESTMENT PLAN
A dividend reinvestment plan is offered to stockholders of Brown Group, Inc. The plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash.

For more information contact:
Boatmen's Trust Company
Corporate Trust Division
510 Locust Street
St. Louis, Missouri 63101
(314) 466-1581 or
(800) 456-9852




This report is printed on recycled paper consisting of 100 percent recycled fiber and 25 percent post-consumer waste.