Form 10-K405, Exhibit 13
period 1995-01-28
BROWN GROUP INC
filed 1995-04-19
CIK 14707

                    Brown Group, Inc.



                          1994



              Annual Report to Shareholders

CONTENTS
- --------

 1      Financial Highlights
 2      Letter to Shareholders
 6      Review of Operations
13      Financial Statements
34      Management Report
34      Report of Independent Auditors
36      Directors, Officers and Operating Committee
37      Investor Information

- ------------------
Corporate Overview
- ------------------

BROWN GROUP, INC. is a leading footwear company with worldwide operations in the sourcing, marketing and retailing of footwear for women, men and children. The company's primary operations include:
Footwear Retail operations -- Famous Footwear is the nation's largest chain of branded family shoe stores. This business is carrying out an aggressive growth program that will permit its continued success. Famous Footwear accounted for 42% of the company's fiscal 1994 sales and the majority of its earnings. Brown Group also owns and operates the Naturalizer chain of retail stores that sells the company's flagship Naturalizer brand in the United States and Canada and the F.
X. LaSalle chain of better-grade shoe stores in Canada.
Footwear Wholesale operations -- Brown Shoe Company and Pagoda are leading marketers of brand name footwear throughout the world. Major brand names include Naturalizer, Life Stride, NaturalSport, Penaljo, Air Step and Connie for women; Dr. Scholl's for men and women; and a wide variety of children's brands including Disney, Barbie, Buster Brown, Playskool and Candie's. A flexible sourcing strategy, including a structure of sourcing offices all over the world, provides the opportunity for the company to source the best footwear to support its wholesale brand strategies.

FINANCIAL HIGHLIGHTS
- --------------------

For the Fiscal Years Ended January 28, 1995 and January 29, 1994

Thousands, except per share                       1994       1993
                                              ----------  ----------
Net sales                                     $1,461,637  $1,361,039
Earnings (loss) from continuing operations
before cumulative effect of accounting change     33,566      (9,296)
Earnings (loss) per common share from
continuing operations before cumulative
effect of accounting change                         1.91        (.54)
Net earnings (loss) per common share                2.24       (1.83)
Dividends paid per common share                     1.60        1.60
Shareholders' equity                             249,727     233,863
Return on beginning shareholders' equity            14.4%       (3.2)%
Return on average invested capital                   6.5%       (1.6)%
Working capital                                  259,178     240,554
Current ratio                                      2.2:1       1.7:1

- --------------------
To Our Shareholders:
- --------------------
- ----------------------------------------------------------------------
In 1994 Brown Group carried out the challenging program of change that was announced in late 1993 and described in this report last year.
- ----------------------------------------------------------------------
We discontinued the Wohl Leased Shoe Department business; closed five shoe factories and announced the planned closing of a sixth; closed
116 Connie and Regal specialty stores, withdrawing from those retailing operations, and closed 50 Naturalizer stores in locations that were performing poorly; consolidated the Brown Shoe Company and Pagoda Divisions' administrative operations, and completed reductions in Corporate administrative staffing. In addition, in the fall, the Cloth World retail fabric chain was sold and the Maryland Square catalog business was discontinued. These changes were completed sooner than planned and at materially lower cost.

The Program Concluded: A Decade's Perspective
- ---------------------------------------------
The decisive steps we took in 1994 concluded a decade-long program which has concentrated the assets and operations of the company in footwear businesses with historically strong performance and high potential. During the decade, Brown Group has shed unproductive investment in mature and declining Recreational Products, Specialty Retailing and Footwear businesses, and eliminated overhead costs and excess manufacturing and retail operating capacity. We have closed more than 2,400 retail stores and leased shoe departments and 25 shoe factories, and sold or disposed of more than 110 businesses and brands representing $1.2 billion in sales and more than $400 million in assets.

During the same period, we have expanded Famous Footwear from a recently acquired small regional operation to a 722-store national chain of value-oriented, branded retail shoe stores; we acquired Pagoda and developed it into a $600 million worldwide footwear sourcing and marketing organization; we established Brown Group International to source quality branded footwear, merged it into Pagoda, and in 1994 consolidated Pagoda leadership and administrative operations in the Brown Shoe Company.

With these changes, we have sought to transform Brown Group from a company with a great past, into one with a promising future.

Results Confirm The Value of Changes
- ------------------------------------
Our 1994 results confirm the value of these fundamental structural changes. Brown Group achieved planned earnings of $1.91 per share from continuing operations on sales of $1.5 billion which exclude over $500 million in annualized sales of discontinued Leased Shoe Department, Cloth World and Maryland Square operations. Our net earnings per share including results from these discontinued operations were $2.24.

The company also accomplished positive cash flow of $115 million and carried out an important expansion program at Famous Footwear, investing more than $50 million in systems, distribution and 183 new stores. During 1994 we reduced net debt by $115 million from 53.8 percent of capital to 38.7 percent, maintained our dividend, improved return on equity to 14.4 percent and increased shareholder equity by $16 million.

These results were achieved in a year in which retail sales of apparel and footwear were generally below anticipated levels, particularly in value-oriented businesses like Famous Footwear and Pagoda's retail customers. Operating earnings were lower at Famous Footwear and were flat at Pagoda, but these below-plan results were offset by the elimination of losses from closed businesses, savings from structural changes and higher earnings at Brown Shoe Company and in our Canadian operations.

Expansion, Investment, Lower Earnings At Famous Footwear
- --------------------------------------------------------
Famous Footwear continued an aggressive expansion program during 1994, opening 183 stores while closing 28. This brought the chain to 722 stores at year-end and plans are in place to continue expansion in 1995. Famous Footwear sales increased 26 percent during the year to $619 million; same-store sales increased 3 percent for the year.

The company began 3-shift, 7-day operations at its Sun Prairie, Wisconsin distribution center and broke ground on a new distribution center in Lebanon, Tennessee during the year. The "F.I.T." (Famous Interactive Technology) system was also expanded to all stores as Famous Footwear continued to invest heavily in infrastructure to support continued growth. The fixed costs of this infrastructure contributed significantly to lower earnings at Famous Footwear in 1994's fourth quarter, as aggressive promotion and lower margins were necessary to achieve sales gains late in the year. This was the first "down quarter" at Famous Footwear since 1990, and led to a 7 percent decline in 1994 operating earnings to $40 million. The value of these investments, however, will be realized in 1995 and beyond, as they support expansion, better execution and higher sales levels.

Pagoda, Brown Shoe Company and Naturalizer Retail:
Consolidation, Coordination and Progress
- --------------------------------------------------
Our footwear wholesale businesses -- Pagoda and the Brown Shoe Company
- --reported combined operating earnings of $33 million for the year, higher than 1993 on slightly higher sales of $642 million. Improved margins and a LIFO recovery resulting from reduced inventories contributed to improved operating earnings at Brown Shoe Company. Results at Pagoda were level with last year due to the slow retail business during 1994 that affected the company's major customers. Results in the wholesale businesses also benefited from cost reductions associated with the restructuring and consolidation of administrative operations, which will continue in 1995.

As we have consolidated these businesses, we have also begun to carry out our plans to invest in more aggressive marketing programs to increase the sales of our core brands, especially Naturalizer and NaturalSport. We are now in position to build on our strength in the branded footwear business by improving the product offerings in existing brands and by adding new brands. In 1994, we introduced the Penaljo brand and created the Melange brand of better-grade footwear. Early responses to these additions have been encouraging.

Pagoda successfully continued marketing Disney licensed product worldwide and expanded the reach of Brown Group's brands in 1994. Naturalizer is now sold in Germany, Brazil, Belgium, Thailand and Japan; the Buster Brown brand of children's shoes is sold by Pagoda around the world, including in Mexico, Brazil, Hong Kong and Singapore. The worldwide marketing of brands is a growth opportunity that we are aggressively pursuing.

The Naturalizer retail store chain had flat same-store sales in 1994. After a strong start, store performance declined as consumer preferences shifted away from moderate, dress-oriented product, and the stores' offering of casual product and NaturalSport items was insufficient. Overall sales declined 2 percent to $123 million as 50 unprofitable or marginal stores were closed. However, operating losses were substantially reduced, and as coordination with the Naturalizer marketing organization is strengthened, improved product offerings should lead to better results as 1995 progresses.

Canadian Operations: A Strong Year
- ----------------------------------
Our Canadian operations had an outstanding year in 1994 nearly doubling operating earnings to $7 million. Wholesale operations distribute branded footwear throughout Canada, and these operations benefited from improved inventory control and cost efficiencies in 1994, and earnings increased substantially. Our Canadian retail operations, which include the Naturalizer and F.X. LaSalle stores in Canada, reported an 11 percent same-store sales increase for the year and also had significantly higher operating earnings.





- ------------------------------------------------------------------
                        COMPOUND ANNUAL RATE
                  OF TOTAL RETURN TO SHAREHOLDERS

                  5 Yr.     4 Yr.    3 Yr.     2 Yr.     1 Yr.
                 ------    ------   -------   -------   --------
Brown Group      12.50%    12.08%    12.24%     8.97%    (4.40)%
"Peer" Group     (0.32)     1.60    (10.56)   (13.56)   (13.38)
S&P Index        10.49     11.29      7.74      6.36      0.97

                 15 Yr.    12 Yr.    8 Yr.     4 Yr.     1 Yr.
                 ------    ------   -------   -------   --------
Brown Group      14.48%     6.31%     3.40%    12.08%    (4.40)%
"Peer" Group     12.11      7.08      4.40      1.60    (13.38)
S&P Index        14.22     14.19     10.42     11.29      0.97
- ------------------------------------------------------------------

Shareholder Perspective:
1994 Total Return Declines, Earning Power Shifts
- ------------------------------------------------
Total return to Brown Group shareholders declined by four percent in 1994 as investors reduced their holdings in Brown Group and similar footwear-related stocks. Although we outperformed the "Peer" Group (as characterized in the Proxy Statement), as we have over the past five years, we are committed to achieving superior total returns for shareholders.

During the extended period of structural changes which was concluded in 1994, the compound annual rate of total return to Brown Group shareholders has generally been better than that of its "Peers." Over the fifteen year period indicated in the table to the left, it has also been modestly higher than that of the Standard & Poor's Broad index for the same period.

This total return performance has not "just happened." In the past decade, the company has balanced the cost and timing of necessary changes in mature businesses with the development of offsetting earning power in acquired and developing businesses. As Brown Group withdrew from Recreational Products, Specialty Retailing and capital intensive footwear manufacturing and Leased Shoe Department operations, and as we developed importing operations that require less capital and discount branded retailing operations that have been largely self-financing through greater profitability, we have returned more than $425 million in capital to shareholders through dividends and stock repurchase. This strategy has contributed importantly to the total return that shareholders have received.

- ----------------------------------------------------------------------
In the past decade, the company has balanced the cost and timing of necessary changes in mature businesses with the development of offsetting earning power in acquired and developing businesses.
- ----------------------------------------------------------------------
The continuing process of restructuring and consolidation carries with it a considerable human cost in terms of job loss and uncertainty among our employees, and Brown Group's policies and programs are intended to deal with those affected by the changes, with understanding and compassion. The footwear business is highly "management intensive," and in 1995 as the new organization takes shape, the strength of our management and their winning spirit will determine the degree of our success.

Brown Group is now positioned so that success in achieving earnings improvements will contribute increasingly to the value of the company and to the total return shareholders receive. Over time, the changes we concluded in 1994 will have the effect of increasing our earning power; they will also shift it to later in the year and concentrate it to a greater degree in the high-volume months. We no longer have the significant spring business generated by the leased departments and Connie stores in the first quarter. Instead, our pattern of results will continue to shift to the third quarter as Famous Footwear's strong back-to-school season becomes increasingly important, and wholesale shipments also now peak in the fall season.

As our earnings strengthen, as these changed patterns develop, and as investors become more familiar with them, we expect that the long-term pattern of increased total returns to shareholders will be resumed; and in the future superior returns can be achieved.


              /s/  B. A. Bridgewater,  Jr.
              ----------------------------
              Chairman of the Board, President
              and Chief Executive Officer

              April 19, 1995

- ----------------------------------------------------------------------
                    BOARD CHANGES
In the past year, Richard A. Liddy and Julie C. Esrey joined Brown Group's Board of Directors. These new members bring valuable experience and insight to our company. In May 1994, W. L. Hadley
Griffin announced his retirement from his position as Chairman of the Executive Committee and from Brown Group's Board of Directors. His leadership has spanned forty-seven years with Brown Group and thirty-three years as a Director. He now serves as an Honorary
Director of the company and we continue to value his vision and his contributions.
- ----------------------------------------------------------------------

- --------------------------
Footwear Retail Operations
- --------------------------

FAMOUS FOOTWEAR continues its leading position in the branded family footwear marketplace. From its headquarters in Madison, Wisconsin, Famous Footwear pursues aggressive expansion plans throughout the country. In 1994, the company added 183 new stores, with a major thrust in southern California where over 40 stores were opened in the greater Los Angeles area. Although its primary expansion strategy is to enter a market and saturate it with stores, Famous Footwear also continues to expand in existing markets. This expansion philosophy allows the company to leverage expenses in these areas and increase market share. At the end of fiscal year 1994, Famous Footwear operated 722 stores in 44 states.

- ---------------------------------
NUMBER OF FAMOUS FOOTWEAR STORES
        1994 -- 722
        1993 -- 567
        1992 -- 477
        1991 -- 353
        1990 -- 304
- ---------------------------------

Brand names for less -- that's what makes us Famous!
- ----------------------------------------------------
Famous Footwear was founded in 1961 and was purchased by Brown Group in 1981, when Famous had 36 stores in nine states. The company owes its success to the concept it has maintained since its founding: Brand name shoes for less for the entire family. Famous Footwear's stores are located in strip centers, outlet malls and regional malls. The stores average 5,000 square feet and offer brand name athletic, dress and casual shoes for men, women and children at prices that are generally 10 to 50 percent below manufacturers' list prices. This every day low pricing strategy is supported by weekly special promotions advertised in major newspapers across the country. Radio and television ads supplement the print advertising for additional emphasis during major selling seasons such as back-to-school, spring and Christmas.

- ----------------------------------------------------------------------
As consumers continue their search for the best value for their dollars, Famous Footwear is well-positioned to meet their demands with name brand family shoes at prices the competition can't beat.
- ----------------------------------------------------------------------

As Famous Footwear continues to grow, it is pursuing long-range plans to gain even greater market awareness through the development of an image campaign that will position Famous Footwear as the store for branded shoes. This course of action is expected to build even greater equity in the Famous Footwear franchise, and ultimately position the stores top-of-mind among branded footwear consumers. Plans are to target the image attributes that have helped make Famous Footwear truly famous: big brand names, pricing lower than the competition, value, exceptional service, and most importantly, a satisfied shopping experience.

Solid base for growth
- ---------------------
Famous Footwear's aggressive growth plans will be strongly supported by the company's solid infrastructure of people, systems and distribution capabilities. Significant attention was paid to these components during 1994 in preparation for the continuing expansion planned by the company during the remainder of the decade.

Strong relationships with America's top footwear suppliers help
Famous Footwear offer the consumer the best selection in brand names and styles. While great brands and styles are essential to the company's success, it also is important that the sales associates at the stores offer the best possible service to leverage the strength of these brands at retail and build consumer loyalty. Famous Footwear's sales associates are well-trained and motivated to do just that.

Integral to the company's growth plans is its highly efficient logistics and distribution systems. Famous Footwear's 750,000 square foot distribution center in Sun Prairie, Wisconsin features state-of-the-art distribution systems which are studied and emulated by other companies across the country. To serve its ever-growing network of stores, in 1994 Famous Footwear broke ground on a new 800,000 square foot distribution center in Lebanon, Tennessee which will begin servicing stores in October 1995.

As consumers continue their search for the best value for their dollars, Famous Footwear is well-positioned to meet their demands with name brand family shoes at prices the competition can't beat.

- --------------------------------------------------
NUMBER OF COMPANY OPERATED U.S. NATURALIZER STORES
        1994 -- 327
        1993 -- 367
        1992 -- 355
        1991 -- 384
        1990 -- 382
- --------------------------------------------------

NATURALIZER RETAIL operates 327 Naturalizer specialty stores in major malls and shopping centers throughout the United States. These stores present the company's flagship brand -- Naturalizer -- as well as

NaturalSport walking and casual shoes and the Penaljo brand. The
Naturalizer stores are destination shopping points for loyal
Naturalizer customers who know they can find the widest selection of styles and sizes of their favorite brand there.

- --------------------------------------------------------------------
The Naturalizer stores are destination shopping points for loyal Naturalizer customers who know they can find the widest selection of styles and sizes of their favorite brand there.
- --------------------------------------------------------------------
The Naturalizer Retail and Wholesale divisions work closely together to ensure consistency in the selection and presentation of merchandise. Targeted marketing and customer service programs help to enhance the consumer's experience when she shops at the Naturalizer stores. A new database marketing program is being introduced that will send information directly to about two million dedicated Naturalizer consumers throughout the country. In addition, new store design, sales staff training and store marketing programs are being tested to update the Naturalizer stores and increase sales. These stores help position Naturalizer as the most recognized brand of women's shoes in the United States.

- -------------------------
NUMBER OF CANADIAN STORES

       NATURALIZER
       1994 -- 91
       1993 -- 83
       1992 -- 76
       1991 -- 73
       1990 -- 69

       F.X. LASALLE
       1994 -- 14
       1993 -- 15
       1992 -- 14
       1991 -- 14
       1990 -- 13
- --------------------------

CANADA RETAIL comprises the operation of 91 company-owned Naturalizer shoe stores, 14 F. X. LaSalle better-grade shoe stores and four Famous Footwear stores. In Canada, the Naturalizer Retail and Wholesale divisions also work closely together to capitalize on the brand's strengths in offering fashion, comfort, size and width selection and superior service to consumers. This helps make Naturalizer the leading brand of women's shoes in Canada.

The F. X. LaSalle stores are primarily located in the Montreal area. These stores average 2,500 square feet and sell better-grade men's and women's footwear brands. In 1994, the company celebrated the 100th anniversary of this successful chain of stores.

- -----------------------------
Footwear Wholesale Operations
- -----------------------------

BROWN SHOE COMPANY is a leading marketer of branded women's footwear. The company has recently strengthened its brand management team, refocused brand strategies, and developed aggressive marketing, product development, sales and customer service programs to strengthen its position in the industry. Brown Shoe Company operates five factories in the United States and works closely with Pagoda Trading to import shoes that meet its customers' value, quality and delivery needs. The company is organized around sales and service teams that are directed to serve the distinct needs of each group of customers. This helps Brown Shoe Company maintain retail partnerships that are mutually beneficial.

- -------------------------
BROWN SHOE COMPANY BRANDS
        Connie
        Life Stride
        Melange
        Naturalizer
        NaturalSport
        Penaljo
- --------------------------

Naturalizer Group
- -----------------

The Naturalizer Group markets the corporation's flagship Naturalizer brand, the NaturalSport walking shoe brand and the new Penaljo brand of comfort shoes for women.These brands are sold in department stores, specialty stores and other fine retailers throughout the United States. Aggressive marketing plans for this brand group include advertising that focuses on each brand's key characteristics. The Naturalizer brand has been providing fashion, fit and comfort to women for more than 65 years. Naturalizer styles include dress, tailored and casual looks. The shoes are recognized for their comfort and quality. Naturalizer shoes are available in sizes from 4 to 12 and widths from AAAA to EE. They range in price from $45 to $65 at retail.

The walking and casual brand in the group, NaturalSport, continues to emphasize its patented Cradle technology. The walking shoe line is segmented according to the walking intensity level of the consumer. A supporting marketing program helps to educate the consumer to make the right choice for her walking needs. The Cradle technology is also important in NaturalSport casual shoes and hikers. The NaturalSport brand successfully appeals to today's woman with an active lifestyle. The shoes are available in a wide range of sizes and are priced from $50 to $100.

- --------------------------------------------------------------------
The Naturalizer Group markets the corporation's flagship Naturalizer brand, the NaturalSport walking shoe brand and the new Penaljo brand of comfort shoes for women.
- --------------------------------------------------------------------
The newest brand in the group, Penaljo, appeals to women who want the finest comfort features in their footwear. This brand has been setting the standard for quality, comfortable, moderately priced shoes since
1946 when its founders developed and patented slip-lasted construction. This special construction technique allows the upper portion of the shoe to "form" to the foot. This unique feature is available in many of the Penaljo styles. In November 1993, Brown Group purchased the Penaljo brand and has since expanded the number of styles available and the distribution of the brand. Penaljo shoes are available at Naturalizer shoe stores and independent shoe stores nationwide for retail prices between $50 and $70.

Life Stride and Connie
- ----------------------
The Life Stride brand is one of the most recognized names in women's footwear today. The brand features contemporary fashion-right styling at prices that start at about $30. This brand is primarily sold in department stores. The target consumer is the career woman looking for the right combination of fashion and value. The Life Stride brand is uniquely positioned to address women's needs for moderately priced fashion footwear from a brand they know and trust for quality and comfort. The company's Connie brand appeals to updated fashion consumers. It retails in the $40 to $50 price range.

Melange
- -------
The Melange footwear collection was introduced to better-grade retailers in 1994. This newest Brown Shoe Company brand is targeted to sophisticated women seeking stylish, quality footwear. All styles are made in Italy of the finest materials. The Melange brand offers stylish shoes that are a perfect complement to contemporary workwear. Styles range in price from $65 to $85 and will be in stores throughout the country in fall 1995.

PAGODA is the corporation's global marketing and sourcing organization, operating three divisions: Pagoda U.S.A., Pagoda International and Pagoda Trading. Pagoda was founded in 1972 by a group of entrepreneurs. Brown Group acquired a majority interest in Pagoda in late 1986 and has continued to invest in this growing business over the years. Through its worldwide sourcing and sales capabilities, Pagoda offers its customers a full range of owned and licensed footwear brands for men, women and children.

Pagoda U.S.A.
- -------------
The Pagoda U.S.A. division markets branded and private label footwear to an extensive network of both mass merchandise and better-grade shoe stores throughout the United States. This division continues to expand the marketing of its existing brands and to develop new brands to serve its retail customers.

The Dr. Scholl's brand of shoes for men and women has seen great success since its introduction by Pagoda in 1992. This brand is licensed by Pagoda from Schering-Plough HealthCare Products, Inc. It is distributed through mass merchant and mid-tier retail outlets. The shoes feature comfort designed insoles, leather uppers and lightweight, flexible bottoms. Average retail prices are $20-$40 for athletic and men's styles and $15 to $30 for women's styles.

Three new licenses were signed in 1994 for the adult and young men/women's segments. Remington for men, a line of outdoor footwear benefiting from the established and popular Remington name in the outdoors category; UnionBay for young men and boys, reflecting a hot, young name in the apparel business; and Mickey Unlimited from Disney, a line of young women's shoes incorporating the well-known characters of Mickey, Minnie, Donald, Daisy, Pluto and Goofy.

Pagoda U.S.A. also has one of the most successful children's footwear marketing programs in the country. The Buster Brown brand is the cornerstone of the Children's Better Brands division of Pagoda U.S.A. which also licenses and markets the Candie's for girls and UnionBay for boys brands. The Children's discount division markets a wide range of brand names including Barbie, Playskool, G. I. Joe and The Flintstones. In addition, Pagoda licenses Disney character names from The Walt Disney Company and sells shoes featuring cartoon characters such as Mickey and Minnie Mouse as well as those from animated films, including The Lion King, Disney's blockbuster 1994 release.

- ------------------------------------------------------------------------
PAGODA BRANDS
Air Step
Barbie for Girls 1
Brittania 2
Buster Brown
Candie's 3
Casper 4
Donnay 5
Dr. Scholl's 6
DeLiso
Disney 7
Fanfares
The Flintstones 8
G. I. Joe 9
Jordache 10
Maserati
Nature Sole
Playskool 11
Reed St. James 12
Remington 13
Revelations 14
UnionBay 15
Waikiki 16
Wildcats
Other licensed brands
- ------------------------------------------------------------------------
As denoted, the above brands are under license from:
 1  Mattel, Inc.
 2  Brittania Sportswear, Ltd.
 3  Candie's, Inc. (for girls)
 4  MCA/Universal Merchandising, Inc.
 5  Donnay International, S. A.
 6  Schering-Plough HealthCare Products, Inc.
 7  The Walt Disney Company
 8 MCA/Universal Merchandising, Inc. and Turner Home Entertainment, Inc. 9 Hasbro, Inc.
10  Jordache Enterprises, Inc.
11  Playskool, Inc.
12  Haggar Apparel Company
13  Remington Arms Company, Inc.
14  Lowell Shoe, Inc.
15  Seattle Pacific Industries, Inc.
16  DDKA, S.A.
- ------------------------------------------------------------------------

Pagoda International
- --------------------
The global market for footwear offers a wide range of opportunities for development and growth of the corporation's branded footwear programs. The Pagoda International division is responsible for expanding the reach of Brown Group's brands worldwide. The company currently sells branded footwear in Europe, Latin America and the Far East. International operations are managed from marketing offices in Hong Kong; Paris, France; and Sao Paulo, Brazil.

Pagoda International markets children's shoes featuring Disney and Barbie characters in many countries throughout the world. It markets the popular Donnay athletic brand in Europe and continues to expand the distribution of the Buster Brown and Naturalizer brands worldwide. In addition, the company is expanding the reach of the Dr. Scholl's licensed brand in Argentina, Chile and Brazil.

- ----------------------------------------------------------------------
Through its worldwide sourcing and sales capabilities, Pagoda offers its customers a full range of owned and licensed footwear brands for men, women and children.
- ----------------------------------------------------------------------

Pagoda Trading
- --------------
Pagoda Trading is the footwear sourcing arm of the company. Through its worldwide operations, Pagoda Trading sourced 85 million pairs of shoes in 1994, continuing its position as one of the world's leading suppliers of imported footwear. Brown Group combined the management of its Brown Shoe Company domestic manufacturing group with Pagoda Trading in 1994 to integrate overall sourcing capabilities and decision making.

The company's sourcing structure is responsive to the many needs of the various marketing and retail divisions of Brown Group. This is especially important as we expand the global reach of our brands through Pagoda International. The flexible structure allows the company to source footwear at virtually any price level from any significant shoe manufacturing region of the world. Pagoda Trading currently maintains offices in Brazil, Italy, Taiwan, Vietnam, Poland, Indonesia, China and Hong Kong. The company is constantly expanding its sourcing network through the establishment of additional factory relationships. In 1994, Pagoda Trading continued to develop sourcing capabilities in the Czech Republic, Vietnam, the Philippines, India and Bangladesh.

Pagoda Trading's operations are the backbone that supports Brown Group's marketing and retail businesses. The combined Brown Shoe Company and Pagoda Trading sourcing team is made up of 2,700 employees worldwide who are committed to on-time delivery of quality products at competitive prices.

CANADA WHOLESALE markets branded women's, men's and children's footwear to retailers throughout Canada, including: Naturalizer, NaturalSport, Air Step, Connie, Buster Brown, Wildcats, Savage and Cedar Trail. The company operates two production facilities and one warehouse in Canada. Naturalizer is the leading brand of women's shoes in Canada and is sold in the Retail division's Naturalizer specialty stores, 45 independently operated Naturalizer shoe stores, department stores and other fine retailers.

                             FINANCIAL STATEMENTS
                             --------------------


CONTENTS
- --------
14  Management's Discussion and Analysis of Operations and Financial
    Condition
19  Five-Year Summary
20  Consolidated Financial Statements
24  Notes to Consolidated Financial Statements
34  Reports on Financial Statements
    *  Management Report on Responsibility for Financial Reporting
    *  Report of Independent Auditors
35  Supplementary Financial Information

- --------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
- --------------------------------------------------------------------------


- ---------------------
RESULTS OF OPERATIONS
- ---------------------

1994 Compared to 1993
- ---------------------
During 1994 Brown Group, Inc. completed its program to concentrate the corporation in the footwear industry by selling the Cloth World chain of fabric stores. In addition to this sale, the corporation also adopted a plan to close the Maryland Square catalog operation, completed its withdrawal from the Wohl Leased Shoe Department business and made substantial progress on restructuring initiatives announced at the end of fiscal 1993.

Brown Group's sales of $1.46 billion in fiscal 1994 were 7% higher than the $1.36 billion in fiscal 1993. This increase reflects substantially higher sales at Famous Footwear partially offset by decreased sales resulting from the closure of more than 150 Connie, Regal and Naturalizer stores. Earnings of $33.6 million in 1994 from continuing operations compare to a loss from continuing operations in 1993 of $9.3 million. Net earnings for 1994 of $39.4 million included earnings from discontinued operations of $1.3 million from Cloth World and Maryland Square prior to discontinuance and $4.5 million from the reversal of a portion of the provision for disposal of Wohl Leased Shoe Departments.

Earnings for 1993 from continuing operations reflected the impact of an aftertax charge of $29.5 million for restructuring initiatives which included plant, office and store closures; consolidation of Brown Shoe Company and Pagoda; and provided for additional environmental monitoring costs at the corporation's closed tannery. Net earnings for 1993 included earnings from discontinued operations of $4.3 million; an aftertax provision of $24.4 million for withdrawal from the Wohl Leased Shoe Department business; and an aftertax charge of $2.2 million for the implementation of the Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits."

Famous Footwear's sales increased 26% in 1994 to $618.8 million and 3% on a store-for-store basis. This was the ninth consecutive year of store-for-store sales increases at Famous Footwear. Operating earnings declined 7% to $39.9 million as a result of lower margins and increased expenses. Substantial investment spending was incurred in 1994 in building the infrastructure at Famous Footwear particularly to further develop systems and distribution capabilities, which will be necessary to support future growth. During 1994, there was a net addition of 155 stores, bringing the total number of stores to 722.

Plans for 1995 include the continuing addition of stores and completion of an additional distribution center in Tennessee.

Naturalizer stores' domestic sales decreased 2% and were flat on a store-for-store basis. This business was unprofitable again in 1994 but progress was made in reducing the loss through the closure of poorly performing stores and improved gross margins. There was a net decrease of 40 stores during the year, reducing the total number of stores to 327.

The Canadian retail operation's sales increased 10% and were up 11% on a store-for-store basis. Operating earnings more than doubled in 1994 as a result of increased sales, improved gross margins and leveraging of expenses. With the net addition of seven stores in 1994, this business now operates 109 stores. The Canadian wholesale operation also had a significant increase in operating earnings as a result of strong sales of Naturalizer footwear and reduced expenses.

Sales from footwear wholesale and manufacturing operations -- Brown Shoe Company and Pagoda -- were slightly higher than 1993 at $641.6 million. Increased sales of Natural-Sport, Life Stride, and Dr. Scholl's and the The Lion King licensed products were offset by lower sales of Connie and Buster Brown, and from the mid-year sale of Brown Shoe Company's men's business. Naturalizer's branded sales in 1994 were flat with 1993. Combined operating earnings for Brown Shoe Company and Pagoda were $32.8 million in 1994 compared to a loss of $2.4 million in 1993. Results for 1994 included a pretax LIFO gain of $9.8 million and improved gross margins, which were partially offset by higher expenses as a percentage of sales, as only a partial year effect of overhead reduction was realized and higher costs were incurred on brand development and marketing which is expected to continue in 1995. Included in 1993 results is a pretax restructuring charge of $24.9 million for plant closures, the consolidation of Brown Shoe Company and Pagoda and environmental monitoring costs.

The 9% decrease in Brown Group's interest expense in 1994 reflects higher interest rates which were more than offset by reduced borrowing levels throughout most of the year. This was due to the withdrawal from the Wohl Leased Shoe Department business and the sale of Cloth World stores for $65.7 million, of which $61.0 million was received at the beginning of October and the balance subsequent to year-end.

Other Income of $12.3 million in 1994 primarily comprises $9.8 million of income from the settlement of Brazilian countervailing duties and $3.0 million of royalty income. In 1993, Other Expense of $21.2 million primarily reflected restructuring charges of $21.4 million, royalty income of $2.7 million, and other offsetting items.

The nonrecurring gain from settlement of the Brazilian countervailing duties of $9.8 million ($6.4 million aftertax) was offset by the provision for an Internal Revenue Service tax assessment of $5.8 million, including interest, on a portion of the corporation's unremitted foreign earnings, which is being appealed. As a result of this nonrecurring provision, the corporation's effective tax rate in 1994 increased to 44.0% compared to 38.7% in 1993. See Note 5 to the consolidated financial statements for a further explanation and a reconciliation of the effective tax rates to the statutory rate.

The corporation has an overall net deferred tax asset of $10.6 million at January 28,1995, which relates primarily to differences in book and taxable income arising from net operating loss carryforwards, discontinued operations reserves and restructuring charges. No valuation allowance is considered necessary as management believes it is more likely than not that the deferred tax asset will be realized through the offset of the deductions against taxable income produced in the normal course of business in subsequent periods. Management also has available certain tax planning strategies, which, if implemented, could fully consume the net deferred tax asset. Management will continue to evaluate the realizability of the deferred tax asset.

1993 Compared to 1992
- ---------------------
The financial results for both 1993 and 1992 reflect the impact of unusual business changes. Fiscal 1993 results included the costs of restructuring, discontinued operations, and an accounting change as previously discussed. Earnings for 1992 included aftertax charges of $14.8 million related to plant closures, inventory liquidation, and the closing of the corporation's tannery in Gowanda, New York.

Brown Group's sales of $1.36 billion in fiscal 1993 were 9% higher than the $1.24 billion in fiscal 1992. A loss of $9.3 million in 1993 from continuing operations, before the cumulative effect of an accounting change, compared to earnings from continuing operations in 1992 of $3.2 million. The net loss of $31.6 million in 1993 compared to net earnings of $4.7 million in 1992.

Famous Footwear's sales increased 32% and were up 9% on a store-for-store basis. Operating earnings increased 33% to $43.1 million in 1993 compared to 1992, primarily as a result of the higher sales. There was a net addition of 90 stores during the year, bringing the total number of stores to 567.

The Naturalizer stores' domestic sales increased 10% in 1993 and 2% on a store-for-store basis. This business was unprofitable in both 1993 and 1992. Included in the loss for 1993 were charges to close more than 50 unprofitable and marginally profitable stores. There was a net addition of 12 stores during the year, bringing the total number of stores to 367.

Connie and Regal concept stores' sales decreased 30% in 1993. These stores were unprofitable in both 1993 and 1992. Included in the loss for 1993 were charges to close these unprofitable chains.

The Canadian retail operation's sales increased 9% in 1993 and 7% on a store-for-store basis. Earnings also improved in 1993 through increased sales, improved margins, and lower expenses as a percent of sales. With the net addition of eight stores in 1993, this chain operated 102 stores at year-end. The Canadian manufacturing/wholesaling operation also had improved results in 1993 despite a sales decline of 10%. This operation returned to profitability after recording a slight loss in 1992. The improved results were due to improved margins and lower bad debt expense.

Sales from the Brown Shoe Company and Pagoda manufacturing and wholesale operations of $637.5 million were slightly higher than 1992. Pagoda's sales increased 16% and operating earnings increased 37% due to increased volume and expense leverage. The growth of this business was primarily driven by the success of licensed footwear, in particular, footwear marketed under the Dr. Scholl's and Disney character brands sold primarily to large mass-merchandisers. Also in 1993, this division successfully completed the merger of Brown Group International into Pagoda, further strengthening sourcing capabilities and improving operating efficiencies. Brown Shoe Company's sales declined 16% in 1993, reflecting lower shipments of the company's branded product. This business was unprofitable for the second consecutive year. Included in results for 1993 were charges to further reduce capacity by closing five manufacturing facilities, reduce overhead costs, and provide for additional ongoing environmental compliance costs at the company's closed tannery. In 1992, charges were recorded for the closing of three factories, a warehouse, and the company's tannery. These closures reflect the ongoing shift from domestically manufactured to imported product.

The 7% increase in Brown Group's interest expense in 1993 reflected increased borrowing levels to fund growth at Famous Footwear and Pagoda partially offset by lower interest rates.

Other Expense increased from $8.3 million in 1992 to $21.2 million in 1993 reflecting higher restructuring charges.

The corporation's effective tax rate in 1993 was 38.7% compared to a tax benefit in 1992. For reconciliation of the effective tax rate to the statutory rate, see Note 5 to the consolidated financial statements.

Restructuring
- -------------
The restructuring initiatives and additional environmental provisions, which were announced in January 1994, resulted in pretax charges totaling $45.4 million. These charges consisted of the following:
* Charges of $13.3 million for asset writeoffs associated with the disposal of manufacturing facilities of Brown Shoe Company and the closing of over 150 Connie, Regal and Naturalizer shoe stores;
* Charges of $10.4 million related to lease buyouts and termination costs for retail store closures and leased machinery from closed manufacturing facilities;
* Inventory writedowns of $7.9 million to liquidate store inventories;
* Charges of $8.8 million for severance and benefit costs for those employees terminated due to plant and store closures, consolidation of Pagoda and Brown Shoe Company and reduction of headquarters staffing; and
* Provision of $5.0 million for additional environmental monitoring costs at the corporation's closed tannery.

A summary of activity in the restructuring reserves, excluding environmental reserves, which are separately discussed, is as follows (in millions):

Initial establishment of reserve                  $ 40.4
Asset writeoffs                                    (12.1)
Inventory writedowns                                (6.8)
Lease buyouts and termination costs                 (9.2)
Severance and benefit costs                         (4.8)
Pension settlement and curtailment gains             3.2
                                                  ------
Reserve balance at January 28, 1995               $ 10.7
                                                  ======

The reserve activity had a $20.8 million negative impact on 1994 cash flow which was more than offset by positive cash flow generated from reduced inventories. During 1994, all but eight of the planned 150 retail stores closures were completed, however, lease termination costs are still being negotiated for 12 of the closed stores. Five manufacturing plants were closed in fiscal 1994 with an additional planned closure to be completed in the first quarter of fiscal 1995. The majority of the planned employee terminations occurred in fiscal 1994 with the remainder to occur in fiscal 1995 as part of the final phases of the consolidation of Pagoda, Brown Shoe and headquarters staffs. The remaining reserve relates primarily to personnel severance, lease termination costs and factory closing costs. These costs will have a negative impact on cash flow throughout fiscal 1995.

Discontinued Operations
- -----------------------
In the third quarter of fiscal 1994, the corporation adopted a formal plan to sell the Cloth World chain of fabric stores and to close the Maryland Square catalog operation. The exit costs of $9.8 million associated with the sale and closure of these businesses consist primarily of warehouse closure, inventory liquidation, personnel severance and other transaction costs. These costs will be covered by reserves originally established for the withdrawal from the Wohl Leased Shoe Department business. The Cloth World stores were sold to Fabri-Centers of America, Inc. on October 2, 1994, for $65.7 million in cash, of which $61.0 million was received in fiscal 1994 with the remainder received subsequent to year-end. Maryland Square ceased operations in January 1995.

In January 1994, the corporation adopted a formal plan to withdraw from the Wohl Leased Shoe Department business, which involved the management of shoe departments in department stores. Reserves of $34.8 million were established for the estimated costs associated with the withdrawal from this business, the components of which were as follows:

* Charges of $14.6 million for asset writeoffs associated with leasehold improvements and headquarters facility closure;
* Inventory writedowns and results of operations during the phaseout period of $7.2 million;
* Charges of $8.5 million for severance and benefit costs; and
* Other fees and costs of $4.5 million.

The corporation completed its withdrawal from the last Wohl Shoe Company leased shoe department at the end of the third quarter of fiscal 1994. Due to this earlier than expected withdrawal from the various leased departments at better than expected terms, operating losses and inventory liquidation costs were significantly lower than original estimates. This allowed the corporation to redesignate $9.8 million of the reserve for the sale of Cloth World stores and the closure of the Maryland Square catalog operation, previously discussed, and reverse $7.0 million of the reserve to income in the fourth quarter of 1994. A summary of reserve activity for all discontinued businesses, to date, is as follows (in millions):

Initial establishment of reserve               $ 34.8
Asset writeoffs                                 (13.0)
Inventory writedowns and operating
losses during phaseout                           (5.3)
Severance and benefit costs                      (7.0)
Other fees and costs                             (1.0)
Pension settlement and curtailment gains          2.5
Reserve reversal                                 (7.0)
                                               ------
Reserve balance at January 28, 1995            $  4.0
                                               ======

The remaining reserve for the final closure of these businesses consists primarily of personnel severance and benefit costs and warehouse facility closure costs, which will be paid throughout 1995. During 1994, the sale and liquidation of the Wohl Leased Shoe Departments, Cloth World fabric stores and Maryland Square catalog operation generated $127.2 million of positive cash flow. These proceeds were used to reduce the corporation's short-term borrowings.

Impact of Inflation
- -------------------
The effects of inflation have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

- -------------------
FINANCIAL CONDITION
- -------------------

Liquidity and Capital
- ---------------------
As a result of cash flow generated in 1994 from the sale and liquidation of discontinued businesses and from restructuring initiatives, the corporation was able to fund the continued growth at Famous Footwear, maintain the current dividend rate and reduce its level of short-term borrowings. The corporation reduced its total debt to $176.4 million at the end of fiscal 1994 from $289.1 million at the end of fiscal 1993. Accordingly, the corporation's ratio of net debt (notes payable and long-term debt less cash and cash equivalents) to total capitalization decreased to 38.7% at the end of 1994 from 53.8% at the end of 1993.

Working capital at the end of 1994 was $259.2 million which was $18.6 million higher than the $240.6 million at the end of 1993. As a result, the corporation's current ratio, the relationship of current assets to current liabilities, increased to 2.2 to 1 from 1.7 to 1 at the end of 1993. These increases are primarily due to cash generated from increased earnings, proceeds from inventory liquidations associated with the closure of Connie, Regal and Naturalizer stores, and the sale and liquidation of discontinued businesses.

Cash provided by operating activities of continuing operations in fiscal 1994 consisted of increased earnings, a reduction in accounts receivable primarily due to lower sales at Brown Shoe, and lower prepaid expenses and other current assets from the utilization of tax benefits related to the corporation's restructuring activities. These were partially offset by increased inventories at Famous Footwear, which more than offset reductions of inventory at Brown Shoe Company, Naturalizer Retail, and the liquidation of Connie and Regal store inventories, and lower accrued expenses due to the utilization of restructuring reserves.

Cash generated by investing activities was primarily from the sale of assets of discontinued operations, which was partially offset by capital expenditures in 1994 of $32.5 million compared to $27.2 million in 1993. The 1994 capital expenditures were principally for the opening of new retail stores, system improvements at Famous Footwear, and the remodeling of existing retail units. Capital expenditures for 1995 are planned to be approximately the same as in 1994 and will consist primarily of store openings at Famous Footwear.

Financing activities reflect a decrease in notes payable and current maturities of long-term debt, which was made possible by the corporation's improved earnings and cash generated from the liquidation and sale of discontinued businesses in 1994.

Expenditures required in 1995 related to the completion of the corporation's restructuring initiatives and final closure of discontinued operations will be approximately $14.7 million. The excess cash generated from liquidation of discontinued businesses and improved operations in 1994 enabled the corporation to continue to fund the growth at Famous Footwear and Pagoda and maintain the dividend while reducing overall debt levels. To continue the growth of these two businesses, borrowing levels may increase somewhat in 1995. The corporation's current borrowing capacity is more than adequate to fund all operational needs.

To fund short-term working capital needs, the corporation issues commercial paper, which is rated A-2 by Standard and Poor's
Corporation and P-2 by Moody's Investor Service. In addition, the corporation maintains lines of credit totaling approximately $220.0 million.

Financial Instruments
- ---------------------
The corporation has assets, liabilities and inventory purchase commitments outside the United States which are subject to fluctuations in foreign currency exchange rates. A substantial portion of inventory sourced from foreign countries, for ultimate sale in the United States, is purchased in United States dollars and accordingly is not subject to exchange rate fluctuations. However, where the purchase price is to be paid in the foreign currency, the corporation enters into forward foreign exchange contracts to reduce its economic exposure to changes in exchange rates. The level of outstanding contracts during the year is dependent on seasonality of the corporation's business and on demand for footwear from various locations throughout the world.

Assets and liabilities outside the United States are primarily located in Canada, France, Hong Kong, Brazil and Mexico. The corporation's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term. As a result, the corporation generally does not hedge these net investments.

Historically, due to the immaterial amount of investment in countries deemed hyperinflationary, the corporation did not hedge the local denominated assets and liabilities of subsidiaries located in these countries. During 1994 as its investment in Brazil increased, the corporation began a program to hedge the local currency denominated assets and liabilities of its Brazilian subsidiary. To date, the corporation has not recorded material losses or gains from its Brazilian subsidiary due to exchange rate fluctuations.

The corporation periodically enters into interest rate options and swaps to reduce its exposure to changing interest rates and to reduce interest costs. See Note 11 to the consolidated financial statements for a further discussion of these contracts.

Dividends
- ---------
Brown Group paid a dividend of $1.60 per share in 1994, which was the same as in 1993, and marked the 72nd year of consecutive quarterly dividends.

Environmental Matters
- ---------------------
The corporation is involved in environmental remediation and ongoing compliance at several sites. At its closed New York tannery and two associated landfills, remaining minor remediation work is expected to be completed in 1995 with ongoing maintenance and monitoring programs expected to be required over the next 29 years. In 1994, the corporation became aware of potential exposure at an owned factory that is currently leased to another party. Preliminary testing was completed in late 1994, and remediation work will begin in 1995. Various federal and state authorities have identified the corporation as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. At January 28, 1995, accrued liabilities related to these exposures totaled $5.7 million.

Charges related to the New York tannery site were $1.7 million in fiscal 1992 and an additional $6.6 million in fiscal 1993 due to a change in the expected holding period of the property. The 1993 charge included $5.0 million recorded in conjunction with restructuring charges in January 1994. The remaining costs accrued related to the tannery total $4.7 million. The expected remaining costs related to the owned, but leased, factory and the various landfills total $.8 - $1.0 million.

                          FIVE-YEAR SUMMARY

Thousands, except per share
                  1994        1993         1992        1991        1990
               ----------  ----------   ----------  ----------  ----------
               (52 weeks)  (52 weeks)   (52 weeks)  (52 weeks)  (52 weeks)
Operations
Net sales      $1,461,637  $1,361,039   $1,243,842  $1,191,591  $1,208,001
Cost of goods
 sold             949,374     915,443      834,591     806,090     801,858
               ----------  ----------   ----------  ----------  ----------

Gross profit      512,263     445,596      409,251     385,501     406,143
               ----------  ----------   ----------  ----------  ----------
Selling and
 administra-
 tive expenses    448,827     422,248      381,835     361,281     348,053
Interest
 expense           15,785      17,334       16,260      15,431      18,174
Other expense
 (income) --
 net              (12,320)     21,191        8,318      (2,244)     (3,905)
               ----------  ----------   ----------  ----------  ----------
                  452,292     460,773      406,413     374,468     362,322
               ----------  ----------   ----------  ----------  ----------
Earnings
 (loss) from
 continuing
 operations
 before income
 taxes and
 cumulative
 effect of
 accounting
 changes           59,971     (15,177)       2,838      11,033      43,821
Income taxes       26,405      (5,881)        (401)      2,771      15,125
               ----------  ----------   ----------  ----------  ----------
Earnings
 (loss) from
 continuing
 operations
 before
 cumulative
 effect
 of accounting
 changes           33,566      (9,296)       3,239       8,262      28,696
Earnings from
 discontinued
 operations,
 net of income
 taxes              1,282       4,298        1,425       7,433       3,079
(Provision)
 credit for
 disposal of
 discontinued
 operations,
 net of income
 taxes              4,550     (24,400)          --          --          --
Cumulative
 effect of
 changes in
 accounting
 for
 postemploy-
 ment benefits
 in 1993 and
 postretire-
 ment benefits
 and income
 taxes in 1991         --      (2,214)          --     (11,931)         --
               ----------  ----------   ----------  ----------  ----------
Net earnings
 (loss)        $   39,398  $  (31,612)  $    4,664  $    3,764  $   31,775
               ==========  ==========   ==========  ==========  ==========
Returns from
 continuing
 operations
 before
 accounting
 changes:
 Return on
 net sales            2.3%       (0.7)%        0.3%        0.7%        2.4%
Return on
 beginning
 shareholders'
 equity              14.4%       (3.2)%        1.0%        2.5%        8.5%
Return on
 average
 invested
 capital              6.5%       (1.6)%        0.6%        1.5%        5.1%
Dividends paid $   28,610  $   27,979   $   27,714  $   27,646  $   27,789
Capital
 expenditures      32,531      27,207       17,496      19,902      24,917
Per Common
Share
Earnings
 (loss) from
 continuing
 operations
 before
 accounting
 changes       $     1.91  $     (.54)  $      .19  $      .48  $     1.67
Net earnings
 (loss)              2.24       (1.83)         .27         .22        1.85
Dividends paid       1.60        1.60         1.60        1.60        1.60
Shareholders'
 equity             13.90       13.27        16.69       18.10       19.47

Financial
 Position
 Receivables,
 net           $   98,079  $  109,825   $  114,042  $   83,900  $  101,467
Inventories       322,029     286,992      253,586     228,219     227,707
Working
capital           259,178     240,554      262,611     297,239     285,310
Property and
 equipment,
 net               92,904      86,695       88,500     104,144     104,886
Total assets      636,515     739,930      705,165     654,696     678,224
Long-term
 debt and
 capitalized
 lease
 obligations      133,213     135,324      123,024     144,564     128,611
Shareholders'
 equity           249,727     233,863      288,988     313,387     336,182

Average Common
 Shares
 Outstanding       17,555      17,270       17,132      17,070      17,184

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

                      CONSOLIDATED BALANCE SHEETS

Thousands, except
 number of shares                  January 28, 1995     January 29, 1994
                                   ----------------     ----------------
ASSETS
- ------
Current Assets
Cash and cash equivalents               $ 18,922            $ 16,892
Receivables, net of allowances
 of $11,664 in 1994 and $10,817
 in 1993                                  98,079             109,825
Inventories, net of adjustment
 to last-in, first-out cost of
 $37,286 in 1994 and $43,665
 in 1993                                 322,029             286,992
Net current assets of
 discontinued operations                      --             100,210
Deferred income taxes                     23,350              47,774
Prepaid expenses and other
 current assets                           16,580              18,368
                                        --------            --------
    Total Current Assets                 478,960             580,061
Net Noncurrent Assets of
 Discontinued Operations                      --              17,839
Prepaid Pension Costs                     34,793              29,096
Other Assets                              29,858              26,239
Property and Equipment, Net               92,904              86,695
                                        --------            --------
                                        $636,515            $739,930
                                        ========            ========
LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------
Current Liabilities
Notes payable                           $ 41,085            $146,090
Trade accounts payable                    85,045              84,694
Employee compensation and benefits        37,394              40,296
Other accrued expenses                    54,837              56,930
Income taxes                                (642)              3,788
Current maturities of long-term debt       2,063               7,709
                                        --------            --------
    Total Current Liabilities            219,782             339,507
Other Liabilities
Long-term debt, including
 capitalized lease obligations           133,213             135,324
Deferred income taxes                     12,734               7,152
Other liabilities                         21,059              24,084
                                        --------            --------
    Total Other Liabilities              167,006             166,560

Shareholders' Equity
Preferred stock, $1.00 par value,
 1,000,000 shares authorized;
 no shares outstanding                        --                  --
Common stock, $3.75 par value,
 100,000,000 shares authorized;
 17,969,892 and 17,619,768
 shares outstanding                       67,388              66,075
Additional capital                        46,957              35,979
Cumulative translation adjustment         (5,556)             (3,287)
Unamortized value of restricted stock    (10,878)             (6,827)
Retained earnings                        151,816             141,923
                                        --------            --------
    Total Shareholders' Equity           249,727             233,863
                                        --------            --------
                                        $636,515            $739,930
                                        ========            ========

See notes to consolidated financial statements.

                          CONSOLIDATED EARNINGS

Thousands, except per share              1994        1993        1992
                                      ----------  ----------  ----------
Net Sales                             $1,461,637  $1,361,039  $1,243,842
Cost of goods sold                       949,374     915,443     834,591
                                      ----------  ----------  ----------
Gross profit                             512,263     445,596     409,251
                                      ----------  ----------  ----------
Selling and administrative expenses      448,827     422,248     381,835
Interest expense                          15,785      17,334      16,260
Other expense (income) -- net            (12,320)     21,191       8,318
                                      ----------  ----------  ----------
                                         452,292     460,773     406,413
                                      ----------  ----------  ----------
Earnings (Loss) From Continuing
 Operations Before Income
 Taxes and Cumulative Effect of
 Accounting Change                        59,971     (15,177)      2,838
Income taxes                              26,405      (5,881)       (401)
                                      ----------  ----------  ----------
Earnings (Loss) From Continuing
 Operations Before Cumulative
 Effect of Accounting Change              33,566      (9,296)      3,239

Cumulative effect of change in
 accounting for postemployment
 benefits in 1993                             --      (2,214)         --
Discontinued operations:
 Earnings from operations,
 net of taxes                              1,282       4,298       1,425
 (Provision) credit for disposal,
 net of taxes                              4,550     (24,400)         --
                                      ----------  ----------  ----------
Net Earnings (Loss)                   $   39,398  $  (31,612) $    4,664
                                      ==========  ==========  ==========
Earnings (Loss) Per Common Share:
Continuing operations before
 cumulative effect of accounting
 change                               $     1.91  $     (.54) $      .19
Cumulative effect of change in
 accounting for postemployment
 benefits in 1993                             --        (.13)         --
Discontinued operations:
 Earnings from operations                    .07         .25         .08
 (Provision) credit for disposal             .26       (1.41)         --
                                      ----------  ----------  ----------
Net Earnings (Loss)                   $     2.24  $    (1.83) $      .27
                                      ==========  ==========  ==========

See notes to consolidated financial statements.

                          CONSOLIDATED CASH FLOWS

Thousands                               1994          1993        1992
                                      --------     ---------    --------
Operating Activities:
Net earnings (loss)                   $ 39,398     $(31,612)    $  4,664
Adjustments to reconcile net
  earnings to net cash provided
  (used) by continuing operating
  activities:
 Cumulative effect of change in
  accounting for postemployment
  benefits in 1993                          --        2,214           --
 Discontinued operations                (5,832)      20,102       (1,425)
 Depreciation and amortization          22,095       19,852       20,916
 Loss on disposal of facilities
  and equipment                            103       12,236        8,619
 Provision for losses on accounts
  receivable                             6,442        5,043        7,507
Changes in operating assets and
  liabilities:
  Receivables                            5,304         (826)      (2,649)
  Sale of receivables                       --           --      (35,000)
  Inventories                          (35,037)     (33,406)     (25,367)
  Prepaid expenses and other
   current assets                       26,212      (30,880)      (3,589)
  Trade accounts payable and
   accrued expenses                     (7,972)      27,082       13,107
  Income taxes                          (4,430)      (1,285)       5,007
 Other, net                             (6,577)      (1,397)      (2,585)
                                      --------     --------     --------
Net Cash Provided (Used) by
 Operating Activities of:
Continuing operations                   39,706      (12,877)     (10,795)
Discontinued operations                  8,677          180          (46)
                                      --------     --------     --------
Net Cash Provided (Used) by
 Operating Activities                   48,383      (12,697)     (10,841)
                                      --------     --------     --------
Investing Activities:
Capital expenditures                   (32,531)     (27,207)     (17,496)
Proceeds from sales of fixed assets      4,226        1,407          595
Proceeds from sales of assets of
 discontinued operations               118,532           --           --
                                      --------     --------     --------
Net Cash Provided (Used) by
 Investing Activities                   90,227      (25,800)     (16,901)
                                      --------     --------     --------
Financing Activities:
Increase (decrease) in short-term
 notes payable                        (105,005)     134,445       (2,751)
Principal payments of long-term
 debt and capitalized leases            (7,764)     (97,102)     (14,310)
Additions to long-term debt                 --       20,000       75,288
Proceeds from issuance of
 common stock                            5,901        4,400          171
Payments for purchase of
 treasury stock                         (1,102)          --           --
Dividends paid                         (28,610)     (27,979)     (27,714)
                                      --------     --------     --------
 Net Cash Provided (Used)
 by Financing Activities              (136,580)      33,764       30,684
                                      --------     --------     --------
Increase (Decrease) in Cash
 and Cash Equivalents                    2,030       (4,733)       2,942
Cash and Cash Equivalents at
 Beginning of Year                      16,892       21,625       18,683
                                      --------     --------     --------
Cash and Cash Equivalents at
 End of Year                          $ 18,922     $ 16,892     $ 21,625
                                      ========     ========     ========

See notes to consolidated financial statements.

                      CONSOLIDATED SHAREHOLDERS' EQUITY

Thousands, except number of shares
                                                       Unamortized
                  Common Stock              Cumulative   Value of
                ---------------- Additional Translation Restricted Retained
                Shares   Dollars   Capital  Adjustment     Stock   Earnings
              ---------- ------- ---------- ----------- ---------- --------

Balance
 February
 1, 1992      17,311,745  $64,920  $28,137    $ 1,588   $ (5,822) $224,564
Net earnings                                                         4,664
Dividends
 ($1.60 per
 share)                                                            (27,714)
Stock issued
 under
 employee
 benefit
 plans             6,888       26      145
Currency
 translation
 adjustment                                    (3,159)
Stock issued
 under
 restricted
 stock plan,
 net                 250        1      (18)                   17
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                                1,639
              ----------  -------  -------    -------   --------  --------
Balance
 January
 30, 1993     17,318,883   64,947   28,264     (1,571)    (4,166)  201,514
Net loss                                                           (31,612)
Dividends
 ($1.60 per
 share)                                                            (27,979)
Stock issued
 under
 employee
 benefit
 plans           168,385      631    3,769
Currency
 translation
 adjustment                                    (1,716)
Stock issued
 under
 restricted
 stock plan,
 net             132,500      497    3,946                (4,443)
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                                1,782
              ----------  -------  -------    -------   --------  --------
Balance
 January
 29, 1994     17,619,768   66,075   35,979     (3,287)    (6,827)  141,923
Net earnings                                                        39,398
Dividends
 ($1.60 per
 share)                                                            (28,610)
Stock issued
 under
 employee
 benefit
 plans           217,924      817    5,084
Purchase
 of common
 stock for
 treasury        (35,800)    (134)     (73)                           (895)
Currency
 translation
 adjustment                                    (2,269)
Stock issued
 under
 restricted
 stock plan,
 net             168,000      630    5,967                (6,597)
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                                2,546
              ----------  -------  -------    -------   --------  --------
Balance
 January
 28, 1995     17,969,892  $67,388  $46,957    $(5,556)  $(10,878) $151,816
              ==========  =======  =======    =======   ========  ========

See notes to consolidated financial statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- --------------------------------------------------

Consolidation
- -------------
The consolidated financial statements include the accounts of Brown Group, Inc. and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements for periods prior to the third quarter of fiscal 1994 have been reclassified to conform to the current presentation.

Accounting Period
- -----------------
The corporation's fiscal year is the 52 or 53 week period ending the Saturday nearest to January 31. Fiscal years 1994, 1993 and 1992 ended on January 28, 1995, January 29, 1994 and January 30, 1993, respectively. Fiscal years 1994, 1993 and 1992 each included 52 weeks.

Inventories
- -----------
All inventories are valued at the lower of cost or market, with 85% of consolidated inventories using the last-in, first-out (LIFO) method.

Property and Equipment
- ----------------------
Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases where applicable, using the straight-line method.

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

Pre-opening and Closing Expenses
- --------------------------------
Pre-opening expenses of new facilities are charged to operations when incurred. Costs of closing facilities, including capital asset disposition losses, lease termination costs, and inventory liquidation costs, are accrued when management makes the decision to close such facilities.

Cash and Equivalents/Cash Flow
- ------------------------------
The corporation considers all short-term investments with maturities of three months or less to be cash equivalents.

Translation of Foreign Currencies
- ---------------------------------
Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the cumulative translation adjustment section of the Consolidated Statement of Shareholders' Equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

Financial Instruments
- ---------------------
The corporation periodically purchases interest rate futures and options on interest rate futures, which effectively serve as interest rate caps, and enters into interest rate swaps and foreign currency contracts to manage exposure to fluctuations in interest and foreign currency exchange rates.

Gains and losses realized upon settlement of derivative instruments designated as interest rate hedges are deferred and amortized to interest expense over a period relevant to the agreement if the underlying hedged instrument remains outstanding, or immediately if the underlying hedged instrument is settled. Premiums paid are amortized to interest expense over the term of the underlying hedged instrument.

The corporation's foreign exchange contracts do not subject the corporation's results of operations to risk due to exchange rate movements because gains and losses on foreign exchange contracts offset gains and losses resulting from the underlying hedged transactions. Gains and losses on contracts which hedge foreign currency assets or liabilities in highly inflationary economies are recognized in income as incurred because such amounts effectively offset gains and losses on the assets or liabilities that are hedged. Gains and losses on contracts that hedge specific foreign currency commitments, which are primarily for inventory purchases, are deferred and included in the basis of the transaction when it is consummated. Material gains and losses on forecasted inventory purchases are recorded in income in the period the value of the contract changes.

NOTE 2: RESTRUCTURING CHARGES
- -----------------------------
Included in results from continuing operations for fiscal 1993 is a pretax restructuring charge of $45.4 million, of which $11.0 million was charged to cost of goods sold and an additional $13.0 million was charged to selling and administrative expenses with the remaining
$21.4 million charged to other expense. This charge covers the closing of five shoe factories, the closing of over 150 shoe stores, estimated personnel severance costs associated with a reduction in headquarters administrative staffing and consolidation of the corporation's Brown
Shoe and Pagoda divisions, and a provision for additional environmental monitoring costs related to the corporation's closed tannery. The restructuring charge, net of the related tax benefit, resulted in a reduction of $29.5 million, or $1.71 per share, in earnings from continuing operations for fiscal 1993.

At January 28, 1995, $10.7 million remains from the restructuring charges recorded in fiscal 1993 excluding environmental reserves discussed in Note
14. The remaining liability relates primarily to personnel severance costs, lease termination costs and closure costs for the final factory closing associated with the 1993 restructuring charges. To date, $29.7 million of the reserves which were established by the 1993 restructuring charges have been utilized: $12.1 million for asset writeoffs, $9.2 million for lease termination costs, $6.8 million for inventory liquidation costs, and $1.6 million for personnel severance costs, net of pension and postretirement gains of $3.2 million.

Results from continuing operations in 1992 reflected pretax charges of $22.4 million, of which $5.8 million was charged to cost of goods sold and $3.0 million to selling and administrative expenses with the remaining $13.6 million charged to other expense. These charges related to the closing of three plants and a warehouse, inventory liquidation costs and the closing of the corporation's tannery. These charges, net of the related tax benefits, resulted in a reduction of $14.8 million, or $.87 per share, in earnings from continuing operations for fiscal 1992. During fiscal 1994, approximately $.3 million of final closure costs were charged against the 1992 restructuring reserve and no further liabilities remain related to these charges.


NOTE 3: DISCONTINUED OPERATIONS
- -------------------------------
During the third quarter of fiscal 1994, the corporation announced the sale of its Cloth World chain of fabric stores to Fabri-Centers of America, Inc. The sale was completed on October 2, 1994 for $65.7 million in cash. The estimated exit costs associated with the sale of this business consist primarily of warehouse closure, personnel severance and other transaction costs. A majority of these costs were paid in the fourth quarter of fiscal 1994 and the remainder will be paid in fiscal 1995.

In addition, as of the end of the third quarter of 1994, the corporation adopted a plan to close the Maryland Square catalog operation. The closure of this business was substantially completed in the fourth quarter of fiscal 1994. The costs of exiting this business consist primarily of inventory liquidation costs and personnel severance costs.

In 1993, the corporation adopted a formal plan to withdraw from the Wohl Leased Shoe Department business, which involved the management of shoe departments in department stores. The corporation completed its withdrawal from the last Wohl Leased Shoe Department at the end of October 1994.

The corporation established reserves of $34.8 million in fiscal 1993 for the estimated loss associated with the withdrawal from the Wohl Leased Shoe Department business. Due to earlier than expected withdrawals from leased departments at better than expected terms, $9.8 million of this reserve was redesignated to cover the exit costs associated with the Cloth World sale and the closure of the Maryland Square catalog operation, previously discussed, and an additional $7.0 million of the reserve was reversed to income in the fourth quarter of 1994. The remaining liability of $4.0 million for closure of these businesses primarily consists of warehouse closure and personnel severance costs, which will be paid in fiscal 1995.

Summarized results of these businesses are shown separately as Discontinued Operations in the accompanying consolidated financial statements. In 1993, assets and liabilities primarily consisted of inventory and leasehold improvements. Prior year financial statements have been reclassified to conform to the current year presentation. Operating results of these businesses are as follows (in thousands):

                            1994            1993            1992
                          --------        --------        --------
Net sales                 $148,980        $529,617        $541,016
                          --------        --------        --------
Earnings before
income taxes              $  1,650        $  6,253        $  2,261
Income taxes                   368           1,955             836
                          --------        --------        --------
Earnings from
operations                $  1,282        $  4,298        $  1,425
                          ========        ========        ========

NOTE 4: RETIREMENT AND OTHER BENEFIT PLANS
- ------------------------------------------
During fiscal 1994, the corporation and its subsidiaries merged several non-contributory pension plans into one plan. This plan covers substantially all full-time United States employees. Under the plan, salaried and management employees' pension benefits are based on the employee's highest consecutive five years of compensation during the ten years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The corporation's funding policy for all plans is to make the minimum annual contributions required by applicable regulations. The corporation also participates in a multiemployer plan, which provides defined benefits to certain of the corporation's union employees.

The following table sets forth the plans' funded status at the December 31, 1994 and 1993 measurement dates, and amounts recognized in the corporation's Consolidated Balance Sheet at January 28, 1995 and January 29, 1994 (in thousands):

                                           1994            1993
                                         --------        --------
Actuarial present value of
benefit obligations:
Vested benefit obligation                $ 90,514        $118,243
                                         ========        ========
Accumulated benefit obligation           $ 92,336        $123,289
                                         ========        ========
Projected benefit obligation             $100,526        $138,930
Plan assets at fair value                 132,266         188,338
                                         --------        --------
Excess of plan assets over
projected benefit obligation               31,740          49,408
Unrecognized net (gain) loss                2,540         (20,420)
Unrecognized prior service costs            3,864           7,123
Unrecognized net transition asset          (3,351)         (7,015)
                                         --------        --------
Net pension asset recognized
in the balance sheet                     $ 34,793        $ 29,096
                                         ========        ========

Pension plan assets are invested primarily in listed stocks and bonds. The plan assets are valued using the current market value for bonds and a five-year moving average for equities.

Prior service costs are amortized over the average remaining service period of employees expected to receive benefits under the plan.
Pension costs included the following components (in thousands):

                                1994            1993            1992
                              -------         -------         -------
Service cost                  $ 5,828         $ 6,180         $ 6,180
Interest cost                   9,957           9,532          10,420
Actual return on plan assets   20,269         (30,847)         (8,715)
Net amortization
and deferral                  (37,823)         12,864         (10,675)
Multiemployer plans                78             143             166
                              -------         -------         -------
Total pension (income)        $(1,691)        $(2,128)        $(2,624)
                              =======         =======         =======
Actuarial assumptions
used were:
Discount rate                    8.75%           7.25%           7.50%
Expected return on plan assets   9.50%           9.50%           9.50%

Compensation increase            5.00%           5.00%           5.00%

In addition to the net pension income, the corporation recognized net curtailment/settlement gains in fiscal 1994 of $3.4 million related to employee terminations due to personnel reductions as part of the corporation's restructuring and discontinued operations. These net gains increased restructuring and discontinued operations reserves originally established in fiscal 1993.

During fiscal 1994, the corporation's defined contribution 401(k) plans were merged into one plan. The plan covers salaried, management and certain hourly employees who have one year of service and who are 21 years of age. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The corporation's expense for this plan was $2.5 million in 1994, $3.4 million in 1993 and $3.4 million in 1992.

In addition to providing pension benefits, the corporation sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried employees who had become eligible for benefits by January 1, 1995, and hourly employees. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retiree contributions are adjusted annually and the corporation intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.

The following tables set forth the plans' funded status reconciled with the amounts in the corporation's Consolidated Balance

Sheet at January 28, 1995 and January 29, 1994 (in thousands):

                                   1994                    1993
                              ------------------     ------------------
                                         Life                   Life
                              Health   Insurance     Health   Insurance
                              Plans      Plans       Plans      Plans
                              -------  ---------     -------  ---------
Accumulated postretirement
benefit obligations:
Retirees                      $ 3,379    $4,850      $ 4,347    $4,825
Active participants             1,861       165        3,229       499
                              -------    ------      -------    ------
                              $ 5,240    $5,015      $ 7,576    $5,324
Plan assets                        --        --           --        --
Accumulated obligation
in excess of plan assets        5,240     5,015        7,576     5,324
Unrecognized net
gain (loss)                     4,804       (23)       3,758      (310)
                              -------    ------      -------    ------
Accrued postretirement
benefit cost                  $10,044    $4,992      $11,334    $5,014
                              =======    ======      =======    ======

Net postretirement benefit cost for 1994, 1993 and 1992 included the following components (in thousands):

                                           Life
                                          Health         Insurance
                                           Plans           Plans
                                         --------        ---------
1994
Service cost                              $  266            $ 15
Interest cost                                443             397
Net amortization and deferral               (845)              7
                                          ------            ----
Postretirement benefit cost               $ (136)           $419
                                          ======            ====
1993
Service cost                              $  534            $ 25
Interest cost                                667             387
Net amortization and deferral             (2,088)             --
                                          ------            ----
Postretirement benefit cost               $ (887)           $412
                                          ======            ====
1992
Service cost                                $447            $ 18
Interest cost                              1,032             402
Net amortization and deferral                 (3)             --
                                          ------            ----
Postretirement benefit cost               $1,476            $420
                                          ======            ====

In addition to the net postretirement benefit income, the corporation recognized net curtailment gains in fiscal 1994 of $.6 million related to employee terminations due to personnel reductions as part of the corporation's restructuring and discontinued operations. These net gains increased the restructuring and discontinued operations reserves originally established in fiscal 1993.

In the fourth quarter of 1993, the corporation terminated postretirement health coverage for salaried employees who were not eligible by January 1, 1995. The effect of this change was the recognition of a pretax gain of $1.8 million.

Actuarial assumptions used were (in thousands):



                                        1994         1993         1992
                                       ------       ------      -------
Projected health care
cost trend rate (A)                     8.75%        9.00%       13.00%
Ultimate trend rate (A)                 5.75%        5.00%        6.00%
Year ultimate trend rate is achieved    2001         2001         2000
Effect of a 1% point increase in the
health care cost trend rate on the
postretirement benefit obligation      $ 193        $ 309       $1,200
Effect of a 1% point increase in
the health care cost trend rate on
the aggregate of service and
interest cost                             34           84          157
Discount rate                           8.75%        7.25%        7.50%

(A) The health care cost trend rate assumption has a significant affect on the amounts reported. Rates listed above represent assumed increases in per capita cost of covered health care benefits for 1995, 1994 and 1993, respectively. For future years the rate was assumed to decrease gradually and remain at the ultimate trend rate thereafter.

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

NOTE 5: INCOME TAXES
- --------------------
The components of earnings from continuing operations before income taxes and cumulative effect of accounting change consisted of Domestic earnings (loss) before taxes of $46.5 million, ($29.1 million), and ($6.6 million) in 1994, 1993, and 1992, respectively, and Foreign earnings before taxes of $13.5 million, $13.9 million, and $9.4 million in 1994, 1993, and 1992, respectively.

The components of income tax expense are as follows (in thousands):
                                  1994          1993          1992
                                --------      --------      --------
Federal
Currently payable (receivable)  $(8,389)     $  2,777       $  565
Deferred                         29,732       (14,215)      (3,103)
                                -------      --------       ------
                                 21,343       (11,438)      (2,538)
State                               355         3,390        1,462
Foreign                           4,707         2,167          675
                                -------      --------       ------
Total income tax expense
(benefit) on earnings (loss)
from continuing operations
before cumulative effect of
accounting change                26,405        (5,881)        (401)
Tax benefit of cumulative
 effect of accounting change         --        (1,192)          --
Tax expense (benefit) of
discontinued operations:
    Results of operations           368         1,955          836
    (Provision) credit for
    disposal                      2,450       (10,454)          --
                                -------      --------       ------
Total income tax expense
(benefit)                       $29,223      $(15,572)      $  435
                                =======      ========       ======

The corporation received income tax refunds of $1.2 million in fiscal 1994. Cash payments of income taxes for fiscal 1993 and 1992 were $12.9 million and $2.4 million, respectively.

The differences between the tax expense (benefit) from continuing operations reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% in 1994 and 1993 and 34% in 1992 are as follows (in thousands):

                                    1994         1993        1992
                                  --------     --------    --------
Income taxes at statutory rate    $20,990      $(5,312)     $  965
State income taxes, net
of federal tax benefit                231        2,203         965
Foreign tax in excess of
(less than) domestic rate              55       (2,056)     (2,247)
Effect of revaluation of net
deferred tax assets due to
1993 increase in federal tax rate
from 34% to 35%                        --         (422)         --
Provision for tax assessment        5,837(A)        --          --
Other, net                           (708)        (294)        (84)
                                  -------      -------      ------
                                  $26,405      $(5,881)     $ (401)
                                  =======      =======      ======

(A) Represents tax and interest (net of tax) related to an Internal Revenue Service assessment on a portion of the corporation's unremitted foreign earnings. In January 1995, the U.S. Tax Court issued a judgment in favor of the Internal Revenue Service; however, the corporation plans to appeal this judgment.

Significant components of the corporation's deferred income tax assets and liabilities are as follows (in thousands):

                                            1994            1993
                                          --------        --------
Deferred tax assets
Employee benefits, compensation,
and insurance                             $ 8,589         $ 9,525
Allowance for doubtful accounts             3,484           3,617
Inventory capitalization and
inventory reserves                          1,940           1,746
Discontinued operations, restructuring,
and store closing reserves                  6,669          38,911
Countervailing duty reserves                   --           3,336
Other postretirement and
postemployment benefit plans                5,991           7,302
Tax loss carryforward                       8,631              --
Other                                       6,856           8,544
                                          -------         -------
Total deferred tax asset                   42,160          72,981
Deferred tax liabilities
Excess depreciation                        (9,633)         (8,122)
Retirement plans                          (11,481)        (10,165)
LIFO inventory valuation                   (8,807)        (11,417)
Other                                      (1,623)         (2,655)
                                          -------         -------
Total deferred tax liabilities            (31,544)        (32,359)
                                          -------         -------
Net deferred income tax asset             $10,616         $40,622
                                          =======         =======

At January 28, 1995, the corporation has net operating loss carryforwards for federal income tax purposes of $24.7 million which are available to offset future federal taxable income through fiscal 2009.

No valuation reserve has been provided for these deferred tax assets at January 28, 1995 and January 29, 1994 as full realization of these assets is expected.

As of January 28, 1995, there is approximately $33.0 million of accumulated unremitted earnings from the corporation's Canadian subsidiary and approximately $55.0 million from other foreign entities on which deferred taxes have not been provided. Based on the current United States and Canadian income tax rates, it is anticipated that no additional United States tax would be incurred if the accumulated Canadian earnings were distributed. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of foreign tax credits, of approximately $15.0 million would be due.

NOTE 6: BUSINESS SEGMENT INFORMATION
- ------------------------------------
The corporation operates in the Footwear industry throughout the world. Operations include the manufacture, sourcing, wholesale distribution, and retailing of women's, men's and children's footwear. In 1994, approximately 54% of the corporation's sales were at retail, compared to 52% in 1993 and 47% in 1992.

The corporation conducts foreign operations in the Far East, South America and Europe where footwear is sourced for sale primarily to United States customers and to a lesser extent European, Latin American and Asian Pacific customers, and in Canada, where there are both manufacturing and retailing operations. A summary of the corporation's operations by geographic area follows:

Thousands                   1994            1993            1992
                         ----------      ----------      ----------
Net Sales
United States            $1,030,315      $  965,423      $  902,124
Far East                    310,902         291,106         256,595
Canada                       67,225          66,107          67,834
Other Foreign                90,417          71,082          52,731
Inter-Area Transfers        (37,222)        (32,679)        (35,442)
                         ----------      ----------      ----------
                         $1,461,637      $1,361,039      $1,243,842
                         ==========      ==========      ==========
Operating Income
United States (A)(B)     $   64,472      $   (1,283)     $   19,830
Far East                      5,972           9,992           8,036
Canada                        6,565           3,330             967
Other Foreign                 1,621           1,516             624
Less Corporate, interest
and other income
(expense)                   (18,659)        (28,732)        (26,619)
                         ----------      ----------      ----------
                         $   59,971      $  (15,177)     $    2,838
                         ==========      ==========      ==========
Identifiable Assets
United States            $  517,139      $  620,661      $  598,416
Far East                     46,547          56,574          42,296
Canada                       41,909          39,487          42,491
Other Foreign                30,920          23,208          21,962
                         ----------      ----------      ----------
                         $  636,515      $  739,930      $  705,165
                         ==========      ==========      ==========

(A) 1993 includes charges totaling $45.4 million to establish reserves for the closing of retail stores, factory closings, inventory liquidation associated with the store closings and additional costs for environmental monitoring related to U.S. footwear operations.
(B) 1992 includes a charge of $22.4 million to establish reserves for organization changes, factory closings and inventory liquidation related to U.S. footwear operations.

Inter-area transfers to affiliates are generally priced to recover cost plus an appropriate margin for profit. Identifiable foreign assets consist primarily of cash items, receivables and inventories.

NOTE 7: INVENTORIES
- -------------------
Inventories are valued at the lower of cost or market determined principally by the last-in, first-out (LIFO) method and consist of the following (in thousands):

                                January 28            January 29
                                   1995                  1994
                                ----------            ----------
Finished goods                   $298,235              $263,770
Work-in-progress                    4,193                 6,291
Raw materials and supplies         19,601                16,931
                                 --------              --------
                                 $322,029              $286,992
                                 ========              ========

If the first-in, first-out (FIFO) cost method had been used, inventories would have been $37.3 million and $43.7 million higher at January 28, 1995 and January 29, 1994, respectively.

During fiscal 1994, inventory quantities were reduced at certain of the corporation's divisions, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. On an aftertax basis, the effect of this liquidation was to increase 1994 net income by $6.7 million.


NOTE 8: PROPERTY AND EQUIPMENT
- ------------------------------
Property and equipment consist of the following (in thousands):

                                      January 28        January 29
                                         1995              1994
                                      ----------        ----------
Land and buildings                    $  35,528         $  37,801
Leasehold improvements                   35,829            34,178
Furniture, fixtures and equipment       131,870           126,072
                                      ---------         ---------
                                        203,227           198,051
Allowances for depreciation and
amortization                           (110,323)         (111,356)
                                      ---------         ---------
                                      $  92,904         $  86,695
                                      =========         =========

NOTE 9: LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS
- -------------------------------------------------------
Long-term debt, including capitalized lease obligations, net of unamortized discounts and current maturities, consists of the following (in thousands):

                                      January 28          January 29
                                         1995                1994
                                      ----------          ----------
Commercial paper                       $ 25,000            $ 25,000
6.47% Senior notes due 1996              50,000              50,000
8.4%-8.6% Debentures due 1999            15,000              15,000
7.07%-8.8% Debentures due 2002           19,988              19,987
7.125% Debentures due 2003               15,000              15,000
7.375% Sinking Fund Debentures,
payments of $2.0 million due
annually to 1998                          3,997               5,995
Capitalized lease obligations             3,479               3,564
Other                                       749                 778
                                       --------            --------
                                       $133,213            $135,324
                                       ========            ========

Maturities of long-term debt and capitalized lease obligations for 1995 through 1999 are: 1995 - $2.1 million; 1996 - $52.0 million; 1997
- - $2.0 million; 1998 - $37,000; and 1999 - $15.0 million.

In early fiscal 1993, the corporation called for redemption its 8 1/8% debentures, which were scheduled to fully mature in 1996. To refinance this debt, the corporation in December 1992 entered into a long-term private placement of $50.0 million in 6.47% Senior notes due in 1996. The remaining $25.0 million is refinanced through commercial paper. The commercial paper is intended to be maintained on a long-term basis with ongoing credit provided by the corporation's long-term noncancelable revolving credit agreement which expires in December 1996. Accordingly, $25.0 million of commercial paper borrowing outstanding has been classified as long-term debt at January 28, 1995 and January 29, 1994.

In December 1992, the corporation entered into a three-year interest rate swap agreement, for which cash consideration of $3.2 million was received in 1992. Under the agreement, the corporation is paying a fixed rate of 8 1/8% on $75.0 million and is receiving a fixed rate of 6.47% on $50.0 million and a floating rate based on LIBOR on the remaining $25.0 million. The cash consideration received on the swap has been deferred and is being amortized as an offset to interest expense over the life of the agreement.

The corporation maintains short-term lines of credit which total approximately $220.0 million at January 28, 1995. The maximum amount of short-term borrowings (under these arrangements and in the form of commercial paper) at the end of any month was $190.3 million in 1994 and $182.0 million in 1993. The average short-term borrowings during the year were $130.5 million in 1994 and $139.1 million in 1993. The weighted average interest rates approximated 4.5% and 3.6% in 1994 and 1993, respectively. The rates for the corporation's commercial paper ranged from 3.30% to 6.65% in 1994 and 3.10% to 3.75% in 1993.

Cash payments of interest for fiscal 1994, 1993 and 1992 were $15.8 million, $18.4 million and $15.3 million, respectively.

NOTE 10: LEASES
- ---------------
The corporation leases substantially all of its retail locations and certain other equipment and facilities. Approximately two-thirds of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                             1994            1993           1992
                           --------        --------       --------
Minimum payments           $67,199         $63,644        $58,791
Contingent payments          2,871           2,194          1,486
                           -------         -------        -------
                           $70,070         $65,838        $60,277
                           =======         =======        =======

Rent expense has been reduced by rental income from subleases of $2.6 million in 1994, $2.0 million in 1993 and $2.6 million in 1992.

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at January 28, 1995 (in thousands):

                                                         Operating
                                                           Leases
1995                                                      $ 73,148
1996                                                        71,868
1997                                                        65,378
1998                                                        53,965
1999                                                        40,512
Thereafter                                                 155,517
                                                          --------
Total minimum lease payments                              $460,388
                                                          ========

Operating lease commitments have been reduced for rental income from noncancelable subleases by approximately $3.4 million in 1995 and lesser amounts thereafter (total reductions $8.5 million). The corporation is contingently liable for lease commitments of approximately $98.0 million which primarily relate to the Cloth World, Meis and Etage specialty retailing chains which were sold.

NOTE 11: FINANCIAL INSTRUMENTS
- ------------------------------
The corporation utilizes derivative financial instruments to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The derivative financial instruments primarily used by the corporation are interest rate swaps, interest rate futures, options on interest rate futures, and foreign exchange contracts. The corporation is exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements generally are major international financial institutions, and therefore, the risk of loss due to nonperformance is believed to be minimal. The corporation does not hold or issue financial instruments for trading purposes.

The corporation periodically purchases interest rate futures and options on interest rate futures, which effectively serve as interest rate caps, to reduce the impact of potential increases in interest rates on its floating-rate debt. At January 28, 1995, the corporation had several options on interest rate futures, which effectively entitle the corporation to receive from a counterparty the amount, if any, by which the interest payments on up to $35 million of floating-rate debt exceed 7 percent for the period ending December 1995. The premium paid for these options is included in other assets and is being amortized to interest expense over the term of the underlying hedged instrument. The amount of unamortized premium included in other assets and the unrealized gain on these options at January 28, 1995, were not material. Amounts received under these options are recognized as adjustments to interest expense over the life of the related debt.

In 1992, the corporation entered into a three-year interest rate swap agreement which is discussed in Note 9. The purpose of entering into this agreement was to reduce the cost of $75 million of long-term debt.

The corporation enters into foreign exchange contracts to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these exchange contracts are generally less than a year. The primary purpose of the corporation's foreign currency hedging activities is to protect the corporation from the risk that the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates. In addition, the corporation also hedges certain foreign currency assets and liabilities.

At January 28, 1995, the United States dollar equivalent of contractual amounts of the corporation's forward foreign exchange contracts was $10.5 million of Italian Lira, $2.6 million of Canadian Dollars, $2.0 million of French Francs and $2.6 million of other currencies. The unrealized gains related to these contracts, based on dealer-quoted prices, was $114,000 at January 28, 1995.

Realized gains and losses on foreign exchange contracts used as hedges of inventory purchases are included in the basis of the inventory and are recognized in income as a component of cost of goods sold in the period in which the related inventory is sold. Material gains and losses on foreign exchange contracts hedging forecasted purchases are recorded in income in the period the value of the contracts change. Gains and losses on foreign exchange contracts which hedge foreign currency assets or liabilities in highly inflationary economies are recognized in income as incurred.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
- --------------------------------------------
The carrying amounts and fair values of the company's financial instruments at January 28, 1995 and January 29, 1994 are (in thousands):

                                 1994                  1993
                          -------------------   -------------------
                          Carrying    Fair      Carrying    Fair
                           Amount     Value      Amount     Value
                          -------------------   -------------------
Liabilities
Long-term debt            $135,276   $132,374   $143,033   $149,391
Interest rate swap           1,272      1,491      2,332      4,098

Carrying amounts reported on the balance sheet for Cash, Cash
Equivalents, Receivables and Notes Payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the corporation's long-term debt and interest rate swap was based upon the borrowing rates currently available to the corporation for financing arrangements with similar terms and maturities.

NOTE 13: CONCENTRATIONS OF CREDIT RISK
- --------------------------------------
Financial instruments which potentially subject the company to significant concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable.

The corporation maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the corporation's policy is designed to limit exposure to any one institution or geographic region. The corporation's periodic evaluations of the relative credit standing of these financial institutions are considered in the corporation's investment strategy.

The corporation's footwear wholesaling businesses sell primarily to independent retailers and department stores across the United States, Canada, and to a lesser extent Brazil, Mexico, and France. Receivables arising from these sales are not collateralized. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The corporation establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

NOTE 14: COMMITMENTS AND CONTINGENCIES
- --------------------------------------
The corporation is involved in environmental remediation and ongoing compliance at several sites. At its closed New York tannery and two associated landfills, remaining minor remediation work is expected to be completed in 1995 with ongoing maintenance and monitoring programs expected to be required over the next 29 years. In 1994, the corporation became aware of potential exposure at an owned factory that is currently leased to another party. Preliminary testing was completed in late 1994, and remediation work will begin in 1995. Various federal and state authorities have identified the corporation as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. At January 28, 1995, accrued liabilities related to these exposures total $5.7 million.

Charges related to the New York tannery site were $1.7 million in fiscal 1992 and an additional $6.6 million in fiscal 1993 due to a change in the expected holding period of the property. The 1993 charge included $5.0 million recorded in conjunction with restructuring charges in January 1994. The remaining accrued costs related to the tannery total $4.7 million. The expected remaining costs related to the owned, but leased, factory and the various landfills total $.8 - $1.0 million.

NOTE 15: CAPITAL STOCK
- ----------------------
Common Stock
- ------------
The corporation's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At January 28, 1995 and January 29, 1994, there were 17,969,892 shares and 17,619,768 shares, net of 4,036,005 shares and 4,386,129 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BG). There were 6,000 shareholders of record at March 1, 1995.


Each outstanding share of the corporation's Common Stock carries one Common Stock Purchase Right. When exercisable, each right will entitle its holder to buy one share of the corporation's stock at $150 per share. The Rights will become exercisable if a person acquires 20% of the corporation's common stock or makes an offer to acquire 30% of the corporation's common stock. In the event that a person acquires 40% of the common stock of the corporation, each Right shall entitle the holder, other than the acquiror, to purchase one share of common stock of the corporation for one-third of the market price of the common stock. In the event that the corporation is acquired in a merger or transfers 50% or more of its assets or earnings to any one person, each Right entitles the holder to purchase common stock of the surviving or purchasing company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the corporation at a price of $.05 per Right and they expire in March 1996.

Preferred Stock
- ---------------
The corporation has 1,000,000 authorized shares of $1 par value
Preferred Stock. None has been issued.

NOTE 16: STOCK OPTION AND STOCK RELATED PLANS
- ---------------------------------------------
The corporation has stock option, stock appreciation and restricted stock plans under which certain officers and employees are participants.

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

Options for 575,560 and 843,643 shares were exercisable as of January 28, 1995 and January 29, 1994, respectively, at prices ranging from $23 to $39. Under the plan 484,500 and 11,980 additional shares of common stock were available to be granted in the form of options or restricted stock as of January 28, 1995 and January 29, 1994, respectively.

The following summary sets forth the activity for the three years ended January 28, 1995:

                              Number of
                    ---------------------------
                      Option       Appreciation           Grant
                      Shares           Units              Prices
                    ---------      ------------         ----------
Outstanding
February 1, 1992    1,378,985         84,181            $23 to $41
Granted                    --             --
Exercised              (9,615)            --             23 to  28
Terminated           (159,017)       (20,288)            23 to  39
                    ---------        -------
Outstanding
January 30, 1993    1,210,353         63,893             23 to  41
Granted                10,000             --             32 to  34
Exercised            (208,054)            --             23 to  33
Terminated           (101,781)        (8,748)            23 to  41
                    ---------        -------
Outstanding
January 29, 1994      910,518         55,145             23 to  39
Granted                48,500             --             30 to  38
Exercised            (265,893)       (14,548)            23 to  35
Terminated            (59,815)            --             23 to  39
                    ---------        -------
Outstanding
January 28, 1995      633,310         40,597            $23 to $39
                    =========        =======

Under the corporation's restricted stock program, common stock of the corporation may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period.


Restricted shares granted, net of forfeitures, were 168,000; 132,500; and 250 in 1994, 1993 and 1992, respectively. The expense associated with these awards was $2.5 million in 1994, $1.8 million in 1993 and $1.6 million in 1992.

NOTE 17: SUPPLEMENTARY INFORMATION
- ----------------------------------
Balance Sheet
- -------------
Cash equivalents of $17.4 million and $21.4 million at January 28, 1995 and January 29, 1994, respectively, are stated at cost which approximates fair value.

Statement of Consolidated Earnings
- ----------------------------------
Advertising costs totaled $44.2 million, $42.6 million, and $37.9 million in 1994, 1993, and 1992, respectively.

Other expense (income) consisted of the following (in thousands):
                                 1994          1993          1992
                               ---------     --------      --------
Interest income                $ (1,521)     $(1,499)      $(1,472)
Provision for restructuring
charges                              --       21,400        13,600
Royalty income                   (3,003)      (2,711)       (3,752)
Reversal of countervailing
duty reserve                     (9,819)          --            --
Other, net                        2,023        4,001           (58)
                               --------      -------       -------
Total                          $(12,320)     $21,191       $ 8,318
                               ========      =======       =======

                  REPORTS ON FINANCIAL STATEMENTS

      MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

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

The corporation's financial statements have been audited by Ernst &
Young LLP, independent auditors elected by the shareholders. Management has made available to Ernst & Young LLP all the corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The Audit Committee of Brown Group's Board of Directors comprises six outside directors. The Committee meets regularly with the corporation's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

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

Management also recognizes its responsibility for fostering a strong ethical climate so that the corporation's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the corporation's code of conduct, which is published throughout the corporation. The code of conduct addresses, among other things, the necessity for ensuring open communication within the corporation; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information.


The corporation maintains a systematic program to assess compliance with these policies. The results of this compliance program are discussed with the Audit Committee.



/s/ B. A. Bridgewater, Jr.              /s/ Harry E. Rich
- --------------------------              -----------------------
Chief Executive Officer                 Chief Financial Officer




        REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
Brown Group, Inc.

We have audited the accompanying consolidated balance sheets of Brown Group, Inc. as of January 28, 1995 and January 29, 1994, and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Group, Inc. at January 28, 1995 and January 29, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 28, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, in 1993 the company changed its method of accounting for postemployment benefits.

/s/ Ernst & Young, LLP
- ----------------------
St. Louis, Missouri
March 2, 1995

               SUPPLEMENTARY FINANCIAL INFORMATION

Selected Quarterly information (unaudited)
Following is a summary of selected quarterly information (in thousands of dollars except per share) for fiscal years ended January 28, 1995 and January 29, 1994.

                                            Quarters
                        -----------------------------------------------
                          First       Second        Third       Fourth
                        -----------------------------------------------
1994
Net Sales               $369,488     $353,000     $406,934     $332,215
Cost of Goods Sold       242,028      229,199      267,422      210,725
Earnings (Loss) From:
 Continuing Operations     7,334        7,533       14,926        3,773
 Discontinued
  Operations                 597          (92)         777        4,550
Net Earnings               7,931        7,441       15,703        8,323
Per Share of Common
 Stock:
 Earnings From
  Continuing
  Operations                 .42          .43          .85          .21
 Net Earnings                .45          .42          .89          .47
 Dividends Paid              .40          .40          .40          .40
 Market Value:
  High                        38 1/2       38 1/2       37 7/8       32 5/8
  Low                         34 5/8       34 1/2       33 3/8       30 1/4



1993
Net Sales               $326,765     $327,906     $382,631     $323,737
Cost of Goods Sold       215,841      216,334      253,452      229,816
Earnings (Loss)From
 Continuing Operations
 Before Cumulative
 Effect of Accounting
 Change                    3,895        6,125       12,402      (31,718)
Cumulative Effect of
 Change in Accounting
 for Postemployment
 Benefits                 (2,214)          --           --           --
Discontinued Operations      304         (558)       1,792      (21,640)
Net Earnings (Loss)        1,985        5,567       14,194      (53,358)
Per Share of Common
 Stock:
 Earnings (Loss) From
  Continuing Operations
  Before Cumulative
  Effect of Accounting
  Change                     .23          .36          .72        (1.82)
 Cumulative Effect of
  Change in Accounting
  for Postemployment
  Benefits                  (.13)          --           --           --
 Net Earnings (Loss)         .11          .33          .82        (3.07)
 Dividends Paid              .40          .40          .40          .40
 Market Value:
  High                        33 7/8       33 1/2       35 3/4       36
  Low                         28 3/4       29 3/4       31 3/4       32 5/8

Note 1: Fourth Quarter 1993 results from continuing operations include an aftertax charge of $29.5 million for factory and store closings and related inventory liquidation and severance costs. Results from discontinued operations include an after tax provision of $24.4 million for the withdrawal from the leased shoe department business.

Directors' and Officers' Liability Insurance
The New York Business Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1994 the corporation renewed, for a one-year term, a policy of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group. This policy covers all duly elected directors and all duly elected or appointed officers of Brown Group, Inc. and its subsidiary companies. The policy premium for a one-year term is $108,250. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

           DIRECTORS, OFFICERS AND OPERATING COMMITTEE

BOARD OF DIRECTORS
- ------------------
B. A. Bridgewater, Jr. 1
Chairman of the Board, President, Chief Executive Officer and Chairman of the Executive Committee

Joseph L. Bower 1,3
Donald Kirk David Professor, Chairman of Doctoral Programs and
Director of Research, Harvard Business School

Julie C. Esrey 2
Director of various organizations

Joan F. Lane 1,3,4
Consultant to higher education,
currently associated with Stanford University; foundation trustee

Richard A. Liddy 2
Chairman of the Board, President and Chief Executive Officer, General American Life Insurance Company

John D. Macomber 3,4
Director of various corporations

William E. Maritz 2,4
Chairman of the Board and Chief Executive Officer, Maritz Inc., a motivation, travel, training, communications and marketing research services company

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


Honorary Director:
W. L. Hadley Griffin
Retired Chairman of the Board of Brown Group, Inc.

CORPORATE OFFICERS
- ------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President and Chief Executive Officer

Harry E. Rich
Executive Vice President and
Chief Financial Officer

Brian C. Cook
Vice President -- Footwear Retailing and President, Famous Footwear

Robert D. Pickle
Vice President, General Counsel and Corporate Secretary

Andrew M. Rosen
Vice President and Treasurer

Richard C. Schumacher
Vice President and Controller

Mary Sylvia Siverts
Vice President -- Public Affairs

Thomas A. Williams
Vice President -- Footwear Wholesaling, President, Brown Shoe Company and Chairman, Pagoda

OPERATING COMMITTEE
- -------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President and Chief Executive Officer

Brian C. Cook
Vice President -- Footwear Retailing and President, Famous Footwear

Arthur G. Croci
President, Pagoda Trading and
Executive Vice President of Sourcing, Brown Shoe Company

Ronald N. Durchfort
President, Pagoda International

Ronald A. Fromm
Executive Vice President,
Famous Footwear

Joseph P. Pearce
Executive Vice President,
Brown Shoe Company

Gary M. Rich
President, Pagoda U.S.A.

Harry E. Rich
Executive Vice President and
Chief Financial Officer

James M. Roe
Senior Vice President -- Sales and Operations, Famous Footwear

Andrew M. Rosen
Vice President and Treasurer

Thomas A. Williams
Vice President -- Footwear Wholesaling, President, Brown Shoe Company and Chairman, Pagoda

E. Lee Wyatt, Jr.
Senior Vice President -- Finance and Administration, Brown Shoe
Company and Pagoda

George J. Zelinsky
Senior Vice President
and General Merchandise Manager, Famous Footwear

Secretary to the Committee:
Richard C. Schumacher
Vice President and Controller

INVESTOR INFORMATION
- --------------------

CORPORATE HEADQUARTERS
Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000 Telephone
(314) 854-4274 Fax

FORM 10-K ANNUAL REPORT
A copy of the company's Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request to:

Vice President and Treasurer
Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029

ANNUAL MEETING
11:00 a.m.
Thursday, May 25, 1995
Brown Group, Inc.
Corporate Headquarters
8300 Maryland Avenue
St. Louis, Missouri

STOCK LISTED
New York Stock Exchange
Chicago Stock Exchange
Ticker Symbol BG

NUMBER OF SHAREHOLDERS OF RECORD
6,000

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Boatmen's Trust Company
Corporate Trust Division
510 Locust Street
St. Louis, Missouri 63101

DIVIDEND REINVESTMENT PLAN
A dividend reinvestment plan
is offered to shareholders of Brown Group, Inc. The plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash. For more information contact:
Boatmen's Trust Company
Corporate Trust Division
510 Locust Street
St. Louis, Missouri 63101
(314) 466-1581 or
(800) 456-9852

TRUSTEE OF DEBENTURES/NOTES
Citibank, N.A.
111 Wall Street
New York, New York 10043

INDEPENDENT AUDITORS
Ernst & Young LLP
St. Louis, Missouri

NUMBER OF EMPLOYEES
14,500

Brown Group, Inc. is an equal opportunity employer.
Printed on recycled paper.

Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000