Form 10-K405, Exhibit 13
period 1996-02-03
BROWN GROUP INC
filed 1996-04-19
CIK 14707

                              Brown Group, Inc.






                     1995 Annual Report to Shareholders

CONTENTS
- --------

1
Corporate Overview and
Financial Highlights

2
Letter to Shareholders

6
Footwear Retail Operations

9
Footwear Wholesale Operations

13
Financial Statements

36
Directors, Officers and
Operating Committee

37

Investor Information

- ------------------
CORPORATE OVERVIEW
- ------------------

- ---------------------------------------------------------------------------
Brown Group, Inc. is a leading footwear company with worldwide operations. The company recently completed a series of restructuring moves to focus on the retailing and wholesaling of footwear for women, men and children.
Our operations include:
- ---------------------------------------------------------------------------

Footwear Retail Operations: Famous Footwear is the largest chain of branded family shoe stores in the United States, with about 800 stores in 44 states. A solid infrastructure of people, systems and distribution capabilities helps Famous Footwear provide the consumer with a satisfied shopping experience. This business accounted for half of Brown Group's fiscal 1995 sales. Brown Group also owns and operates the Naturalizer chain of more than 400 retail stores selling the company's flagship Naturalizer brand in the United States and Canada, and the F. X. LaSalle chain of better-grade shoe stores in Canada.

Footwear Wholesale Operations: The footwear brands sold globally by Brown Shoe Company and Pagoda are industry leaders in recognition and market share. In 1995, 70 million pairs of shoes were sourced by the company through its flexible structure of offices all over the world. This structure, combined with a dynamic marketing organization, supports the success of our brands, which include: Naturalizer, Life Stride, NaturalSport, the Larry Stuart Collection, Penaljo, Air Step, Dr. Scholl's and Le Coq Sportif, and a wide variety of children's brands including Disney, Barbie, Buster Brown, Playskool, UnionBay and Candie's.

- --------------------
FINANCIAL HIGHLIGHTS
- --------------------

For the Fiscal Years Ended February 3, 1996 and January 28, 1995

Thousands, except per share                            1995        1994
                                                     ----------  ----------
                                                     (53 Weeks)  (52 Weeks)
Net sales                                            $1,455,896  $1,461,637
Earnings from continuing operations                         697      33,566
Earnings per common share from continuing operations        .04        1.91
Net earnings per common share                               .19        2.24
Dividends paid per common share                            1.30        1.60
Shareholders' equity                                    231,636     249,727
Return on beginning shareholders' equity                   0.3%       14.4%
Return on average invested capital                         0.2%        6.5%
Working capital                                         209,399     259,178
Current ratio                                             1.7:1       2.2:1

- -------------------
TO OUR SHAREHOLDERS
- -------------------

1995 was a difficult and disappointing year for Brown Group. After successfully concluding in 1994 a decade-long program which concentrated the assets and operations of the company in footwear businesses with historically strong performance and high potential, we entered 1995 with cautious optimism.

It soon became clear that this optimism was unrealistic. Retail traffic early in the year was well below prior years' levels. Double-digit same-store sales declines at Famous Footwear and Naturalizer Retail in February and March, and order cancellations and "push-backs" in our wholesale businesses at Brown Shoe and Pagoda, led to a $4.4 million first quarter loss.

In the second quarter, costs associated with the closing of the final group of five factories led to further losses. Throughout the year retail business in general, and footwear retailing specifically, continued to be extremely difficult. For all of 1995, customer traffic declined sharply. In our retail stores -- in enclosed malls, strip centers, and outlet centers
- -- traffic was 7 percent lower than in 1994.

Continued administrative consolidation and aggressive cost reduction partially offset the impact of this widely reported poor retail business; Pagoda and Brown Shoe operations stabilized and strengthened to some degree in the second half, and sales and earnings of our Canadian business increased for the year. But at the bottom line, the company was barely profitable for 1995.


Guiding Priorities: Hard Choices
- --------------------------------
These adverse developments forced hard choices, as management and the Board of Directors considered and confirmed the priorities that have guided the company through a decade of strategic repositioning and structural change:

* To develop and invest in our successful growth businesses, recognizing that this is the best proven way to build long-term value for shareholders. Although this priority was reaffirmed in 1995, it was pursued much less aggressively. The net rate of expansion at Famous Footwear was sharply cut back in 1995, from 155 stores in 1994 to 92 stores in 1995; a net addition of 23 stores is planned for 1996. This more cautious rate of expansion and investment will allow the 320 stores added in the past two years to "mature" and contribute more substantially to earnings, and also allow management greater stability and the opportunity to improve their execution of the many details that add up to successful retail operation.

   At the same time, in 1995 the company invested more than $10 million in the acquisition of the Larry Stuart Collection, a better-grade women's footwear branded business, and the Le Coq Sportif athletic shoe business, which has good brand recognition and distribution in Europe, South America and the Far East. These additions will strategically strengthen our branded marketing position.

- -------------------------------------------------------------------------
"In 1995 the company invested more than $10 million in the acquisition of the Larry Stuart Collection, a better-grade women's footwear branded business, and the Le Coq Sportif athletic shoe business, which has good brand recognition and distribution in Europe, South America and the Far East."
- --------------------------------------------------------------------------


   Pagoda International's operations, which were increasingly profitable in 1995, were also expanded . . . particularly in Brazil and the Far East. The management organization in this business was strengthened, and capital invested was more than doubled.

* To manage changing operations with intensity,either to "turn them around" or to withdraw investment from them. The closing of the remaining five shoe factories in the United States marked the end of an era. The decision to take this final step was made with great reluctance, and only after compelling confirmation in 1995 that the company is better able to supply its customers with intrinsically more valuable branded footwear, which we have designed and developed, at lower cost, through its well-established sourcing operations in Brazil, China and Italy.

* To protect the balance sheet and the company's ability to finance our businesses, maintaining debt at prudent levels. After achieving positive cash flow of $115 million in 1994, slower expansion and plant closings contributed importantly to our defense of the balance sheet in 1995. Cash flow was managed aggressively despite lower earnings. Famous Footwear inventories per store were reduced 5.5 percent. Net debt as a percent of capital ended the year at 44 percent, only slightly higher than planned levels; a $200 million revolving bank credit agreement was renegotiated, and $50 million in term debt was refinanced four months before maturity, all on favorable terms.


* To return capital to the shareholders through dividends, recognizing that this supports shareholders' total return importantly. Perhaps the most difficult "hard choice" was made at the September meeting of the Board of Directors, when the quarterly dividend was reduced from $.40 per share to $.25 per share. The dividend had been increased or maintained for 20 years, and over the years had contributed very substantially to shareholder returns. But in recent years the dividend has principally been supported by cash flow from structural change -- business sale or liquidation and plant closings. The conclusion of these structural changes, difficult retail business and pressure on operating earnings in 1995 which was expected to continue into 1996, and the continuing high priority of protecting the balance sheet and our capability to finance the operation of the company, collectively made necessary the lower dividend.

Shareholder Perspective: A Severe Decline in Total Return
- ---------------------------------------------------------

Adversely affected by Brown Group's losses in the first two quarters, the September dividend reduction and investor caution related to retail stocks, the price of Brown Group's shares declined from $31.62 to $13.25 in 1995; total return to shareholders was severely reduced. In past years management has observed that the total return on investment in Brown Group stock had exceeded that of Peer Group companies, and the Standard & Poor's broad index. In 1995, because of this stock price decline, measures of Brown Group's total return were lower than these indexes, as indicated in the graph below (which also is presented in Brown Group's Proxy Statement).

               --------------------------------------------
               COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
               --------------------------------------------

Measurement Period          Brown     Peer Group    Peer Group    S&P 500
(Fiscal Year Covered)       Group        No. 1         No. 2       Index
- ---------------------       -----     ----------    ----------    -------
Measurement Pt 2/1/91       $100         $100          $100         $100

FYE 2/1/91                  $111.61      $148.99       $157.99      $122.69
FYE 2/1/92                  $132.95      $142.62       $146.70      $135.67
FYE 2/1/93                  $165.14      $123.03       $117.91      $152.00
FYE 2/1/94                  $157.87      $106.57       $ 77.62      $153.47
FYE 2/1/95                  $ 70.35      $112.61       $ 70.32      $212.93

Assumes $100 invested on 2/1/91 and dividends reinvested.

Peer Group No. 1 includes Edison Brothers, Genesco, Stride Rite, U.S. Shoe, Wolverine and Nine West (added last year).
Peer Group No. 2 includes Edison Brothers, Genesco, Stride Rite and Wolverine. This is the original peer group established in 1992, adjusted for the sale of U.S. Shoe and the divestiture of the Fabric business.


Over time the value and the price of Brown Group's stock will be determined by the company's success in improving earnings and achieving growth. Building shareholder value is management's primary objective, and our obligation; very difficult industry conditions in part explain the loss of value which occurred in 1995, but they do not fully explain it, nor do they make it acceptable. Management does not accept it, and is committed to increasing the company's earnings and to improving Brown Group's total return substantially.

Looking Ahead: The Benefits of Structural Change
- ------------------------------------------------
The structural changes Brown Group has made, in 1995 and during the past decade, leave the company positioned to achieve better performance as difficult retail business persists in 1996, and to rebuild shareholder value as higher earnings are accomplished.

* At Famous Footwear, the company's focus is on improved execution and cost control. A lower operating expense ratio and a reduced rate of new store openings should lead to better results for this business. Famous Footwear's strong management, investment in a solid infrastructure -- including state-of-the-art systems and a second distribution center opened in 1995, and market leadership have positioned the company well. Improved performance should result from this in 1996 and beyond, as the costs of rapid expansion and infrastructure development in 1994 and 1995 are absorbed and as the more-than-300 stores added in the past two years mature.

* The Naturalizer Retail chain will continue to benefit from the closing of poor stores over the past two years, and improved merchandising and marketing programs. More than 75 stores have been closed in this period as the chain has been consolidated to a stable base of about 300 better-performing stores. These programs contributed to improved performance in late 1995, and a solid same-store sales increase in early spring 1996. The consolidation of 40 outlet stores recently transferred from Famous Footwear also is expected to contribute to Naturalizer Retail's results after the first quarter transition period.

* The company has invested in more aggressive brand development and marketing of our core Naturalizer, NaturalSport, and Life Stride brands, the rewards of which are already apparent as we move into 1996. With the purchase of the Larry Stuart Collection branded footwear business in 1995 and improving execution of all brands, the unshipped order position at March-end was higher than at the corresponding time last year for Brown's brands. We are encouraged by this, and especially by the performance of the Life Stride and NaturalSport brands, which are continuing to show strong gains. In addition, the shift to all-import sourcing of Brown Shoe Company brands will result in a more than $10 million annual improvement in pre-tax earnings because of higher margins and significant overhead reductions.

- ---------------------------------------------------------------------------
Improved forward-order positions for our branded businesses, better execution in our retail operations, and a substantially reduced cost base have strengthened the prospects for Brown Group in 1996 and beyond."
- ---------------------------------------------------------------------------


* Pagoda's results strengthened in the second half of 1995, and will benefit further in 1996 from a stronger license position, including Walt Disney's "Hunchback of Notre Dame," and improvement in sales of the Dr. Scholl's brand. The cost structure at Pagoda has also been tightened substantially. Pagoda International's marketing operations in Europe and Latin America are expected to continue to show solid growth and higher earnings as the company builds the Le Coq Sportif brand of athletic footwear and apparel acquired in 1995.

* Brown Group also will continue to benefit from staffing reductions and associated lower costs for workers' compensation, pensions and other personnel-related plans, and from reduced overhead costs throughout the organization.

Improved forward-order positions for our branded businesses, better execution in our retail operations, and a substantially reduced cost base have strengthened the prospects for Brown Group in 1996 and beyond. We are planning cautiously for what we expect will continue to be a difficult and highly competitive marketplace. The seasonally slow first quarter will be tight, but should reflect these improvements. Brown Group is expected to achieve further gains as the year progresses.

                            /s/ B.A. Bridgewater, Jr.
                            -------------------------
                            Chairman of the Board, President
                            and Chief Executive Officer
                            April 17, 1996

            ----------------------------------------------------
                                 Board Changes
            We welcomed John Peters MacCarthy to the Brown Group Board of Directors in January. Mr. MacCarthy is immediate past Chairman and Chief Executive Officer of Boatment's Trust Company. This spring, Morton I. Sosland and Joan F. Lane will retire from the Board. We shall miss their leadership and wise counsel.
            ----------------------------------------------------

- --------------------------
FOOTWEAR RETAIL OPERATIONS
- --------------------------

- ---------------------------------------------------------------------------
With a 30-plus year history of selling "brand names for less," Famous Footwear is positioned to provide guaranteed satisfaction for today's value-conscious consumer. It's also a business with a solid infrastructure of human resources, systems and distribution capabilities that will support its successful growth into the next century.
- ---------------------------------------------------------------------------

Famous Footwear
- ---------------
Famous Footwear is America's largest branded family footwear retailer. In fiscal year 1995, it accounted for half of Brown Group's total sales. The company has taken the necessary steps for its continued success, building on its reputation as the best place to buy branded footwear for the entire family.


Headquartered in Madison, Wisconsin, Famous Footwear is a nationwide chain of value-priced family shoe stores. Famous Footwear stores average 5,000 square-feet and can be found in strip centers, outlet malls and regional malls.

With a 30-plus year history of selling "brand names for less," Famous Footwear is positioned to provide guaranteed satisfaction for today's value-conscious consumer. It's also a business with a solid infrastructure of human resources, systems and distribution capabilities that will support its successful growth into the next century.

Everyday Low Prices
- -------------------
Famous Footwear's strategy for success is offering everyday low pricing, including 10 to 50 percent savings off manufacturers' suggested retail prices. The stores feature brand name athletic, dress and casual shoes for men, women and children. Because of its size and reputation, Famous Footwear has strong brand buying power. The company has developed mutually beneficial partnerships with many of its largest suppliers. Famous Footwear also continually expands its brand mix and supplier relationships to ensure that consumers can find their favorite brand names and styles in the stores.

- --------------------------------
NUMBER OF FAMOUS FOOTWEAR STORES
          1995 -- 814
          1994 -- 722
          1993 -- 567
          1992 -- 477
          1991 -- 353
- ---------------------------------

The company's buying power is coupled with a highly efficient distribution system. The Sun Prairie, Wisconsin, distribution center opened in 1990, and serves the Northern half of the United States. This center sets the industry standard for sophisticated, efficient shoe distribution. In addition, an 800,000 square-foot state-of-the-art distribution center opened during 1995 in Lebanon, Tennessee, to serve the Southern half of the United States. Its distribution capabilities and management information systems allow Famous Footwear to merchandise its stores competitively and on a timely basis, in each distinct market. This helps guarantee that the right shoes to satisfy its consumers are in each store.

Focusing on "MOM"
- -----------------
Famous Footwear focuses all aspects of its operations on its best customer
- -- "MOM." Women with children are Famous Footwear's "heavy purchasers" and the company places an intense focus on satisfying their footwear needs.
This includes merchandising plans aimed at selection enhancement in both the children's and women's footwear areas of the stores.

During 1995, Famous Footwear developed a strong, focused marketing program, centered on "MOM." This comprehensive program of exciting, new television advertising, in-store signage and database relationship marketing is directed toward communicating with the number-one family footwear decision-maker. This new marketing program is designed to build even greater equity in the Famous Footwear franchise, positioning the stores top-of-mind among branded footwear consumers.


Customer Satisfaction
- ---------------------
The retail environment is constantly changing and Famous Footwear knows that only those stores that truly satisfy their customers will succeed. That's why the company puts a strong emphasis on training and motivating its sales associates to provide superior service. Famous Footwear's emphasis on training and motivation also extends throughout the organization. In recent years, the company has added talented staff at all levels and in all areas, to lead to improved execution of all facets of the business.

For 1996, Famous Footwear is focused on "raising the bar" in operational excellence and customer satisfaction. Thus, in the very competitive retail arena, Famous Footwear will continue to stand out as the place to shop for the best-recognized brands, pricing lower than the competition, and exceptional service.


- ---------------------------------------------------------------------------
Women with children are Famous Footwear's "heavy purchasers" and the company places an intense focus on satisfying their footwear needs.
- ---------------------------------------------------------------------------

NATURALIZER RETAIL
- ------------------
The company's Naturalizer stores are premier showcases for the company's flagship brand of women's shoes. There are more than 300 company-operated Naturalizer stores in major malls and shopping centers throughout the United States. These stores offer a complete selection of women's footwear styles, including dress, casual and athletic. In addition to the Naturalizer brand, consumers also can find the NaturalSport and Penaljo brands in these stores.

During 1995, the Naturalizer stores participated in an overall repositioning program for the Naturalizer brand designed to communicate the brand's competitive advantage: style plus comfort. As part of this program, the company began upgrading all aspects of the Naturalizer stores. This included developing an inviting and comfortable design for the store environment; new signage and displays; and a renewed focus on visual presentation and the training and motivation of store managers and sales associates.
                                       7

- ---------------------------------
NUMBER OF U.S. NATURALIZER STORES
          1995 -- 313
          1994 -- 327
          1993 -- 367
          1992 -- 355
          1991 -- 384
- ---------------------------------

Marketing programs for the Naturalizer stores focus on the millions of loyal Naturalizer consumers who know and trust the brand. New database marketing programs encourage and reward these frequent purchasers. During 1995, Naturalizer's retail and wholesale divisions worked together to create an ideal shopping experience for the Naturalizer consumer. Their combined and integrated efforts are helping to deliver the Naturalizer vision of style plus comfort. In 1996, the company will continue to emphasize this integrated approach to the Naturalizer brand so that the stores mirror the brand identity.

- ---------------------------------------------------------------------------
During 1995, Naturalizer's retail and wholesale divisions worked together to create an ideal shopping experience for the Naturalizer consumer. Their combined and integrated efforts are helping to deliver the Naturalizer vision of style plus comfort.
- ---------------------------------------------------------------------------

CANADA RETAIL
- -------------
In Canada, the company operates 96 Naturalizer stores, 15 F. X. LaSalle better-grade shoe stores and three Famous Footwear stores. Naturalizer is the leading brand of women's shoes in Canada. The Naturalizer stores also feature a large selection of the NaturalSport brand of walking and casual shoes. Naturalizer's retail and wholesale divisions in Canada work closely together to capitalize on the brand's strengths in offering fashion, comfort, size and width selection, and superior service to consumers.

- -------------------------
NUMBER OF CANADIAN STORES

      NATURALIZER
      1995 -- 96
      1994 -- 91
      1993 -- 83
      1992 -- 76
      1991 -- 73

      F.X. LASALLE
      1995 -- 15
      1994 -- 14
      1993 -- 15
      1992 -- 14
      1991 -- 14
- -------------------------

The company's F. X. LaSalle stores are primarily located in major malls in the Montreal area and sell better-grade men's and women's footwear brands. These updated stores average 2,500 square feet, with average per-store sales exceeding $800,000 annually.

- -----------------------------
FOOTWEAR WHOLESALE OPERATIONS
- -----------------------------

BROWN SHOE COMPANY
- ------------------

Brown Shoe Company markets major brands designed to meet a wide variety of women's footwear fashion and lifestyle needs. These brands are segmented into three categories: the Naturalizer Group, LS Group and Better Brands. The company's brands are sold in department stores, multi-line shoe stores and branded specialty stores and hold leading positions in consumer awareness and market share.

In 1995, Brown Shoe continued to focus its brand strategies on each individual brand's target consumer. Each Brown Shoe brand has a dedicated team that ensures all aspects of the development and marketing of the brand are focused and relevant for the target consumer. Once each brand's product and promotions are developed, Sales and Service teams address the specific needs of Brown Shoe Company's retail customer segments. This integrated approach to the design, marketing and support of its product is helping Brown Shoe Company build on its strong stable of women's brands.

Naturalizer Group
- -----------------
The Naturalizer Group comprises the company's flagship Naturalizer brand, the NaturalSport brand of walking and casual shoes, and the Penaljo brand. During 1995, the company began implementing a plan to reposition
Naturalizer to meet the needs of the baby boomer segment:

* The Naturalizer mission is to provide a wide range of quality casual and dress products combining the brand's legendary comfort and fit with classic, relevant and up-to-date styling. Naturalizer has a proud position as the most recognized women's footwear brand. The company is investing in market research, product development and marketing communications to ensure the product and marketing address the consumer's need for footwear combining both style and comfort.

* The comprehensive repositioning program was test-marketed in Kansas City, including fresh product, new store design, direct-mail marketing, and the retraining of sales associates. Results were very positive, and the division is using these results to roll-out further programs reinforcing Naturalizer's new focus.

*  A new multimillion dollar advertising campaign communicating
Naturalizer's style plus comfort position was launched this spring in major women's magazines, with network television beginning in fall 1996.

- -------------------------
BROWN SHOE COMPANY BRANDS

 Larry Stuart Collection
 Life Stride
 LS Studio
 Melange
 Naturalizer
 NaturalSport
 Night Life
 Penaljo
- -------------------------

* In 1995, NaturalSport continued its reputation as "The Walker's Choice" by providing functional walking shoes for an active woman's life. The brand's heritage in exercise walking now extends to walking sandals, casual and backland walking shoes and even walking clogs. In the spring of 1996, the "Roma" clog, recognized for its fashion-right styling and its comfort, is one of the hottest items in the shoe industry.

LS Group
- --------
The LS Group is made up of the Life Stride brand, the industry's premier entry-level women's brand; the newer LS Studio brand; and the Night Life brand of special occasion footwear. These brands are affordably priced and fashion-right. The company's plans for this group of brands include:

* The introduction of a strategic marketing program for Life Stride. In 1996, this includes both print and television advertising focused on the growing Hispanic market.

* The brand team will also continue to develop the new LS Studio brand of sophisticated and contemporary footwear. This includes delivering quality shoes with styling always outpacing the price. In addition, marketing programs supporting the brand's image were initiated in 1995 and will continue in 1996.

* For the Night Life brand, in-store presentation and the brand assortment are being increased. This includes new point-of-purchase store displays and a wider breadth of product offering.

Better Brands
- -------------
In 1995, Brown Shoe acquired the Larry Stuart Collection, a nationally recognized better-grade brand of footwear. The Melange brand also is part of the Better Brands group, offering stylish, sophisticated
European-inspired footwear. The Better Brands group is focusing on:

* Developing widespread awareness of the Larry Stuart Collection through public relations and marketing. These efforts focus on communicating the unique benefits of this brand: Italian-made, truly stylish footwear that is always comfortable and versatile -- all at the right price-points.

* The brand team also is working with retailers to develop focus areas for both the Larry Stuart Collection and the Melange brand.

- ---------------------------------------------------------------------------
Each Brown Shoe brand has a dedicated team that ensures all aspects of the development and marketing of the brand are focused and relevant for the target consumer. Once each brand's product and promotions are developed, Sales and Service teams address the specific needs of Brown Shoe Company's retail customer segments.
- ---------------------------------------------------------------------------


PAGODA
- ------
Pagoda's branded businesses offer important growth prospects for Brown Group. In recent years, Pagoda has concentrated on expanding its offering of brand name footwear for sale in both the United States and abroad. Through its worldwide sourcing and sales capabilities, Pagoda offers its customers a full range of footwear brands for men, women and children.

Pagoda U.S.A.
- -------------
The Pagoda U.S.A. division markets branded and private label footwear to an extensive network of both mass-merchandise, mid-tier and department stores throughout the country. In the retail environment of the '90s and beyond, Pagoda U.S.A. is uniquely positioned to answer the needs of consumers who are value-driven and convenience-oriented.

Pagoda U.S.A. operates five divisions: Women's; Westport Better-Grade; Men's and Boys'; Athletic; and Children's. In 1995, Pagoda U.S.A. sold 48 million pairs of shoes, representing about 5 percent of the total market in the United States. Pagoda is a trusted footwear resource to America's largest retailers, including Wal-Mart, Payless, Famous Footwear, Kmart and Target.



- ---------------------------------------------------------------------------
PAGODA ADULTS' BRANDS

Air Step
Brittania (1)
Connie
Dr. Scholl's (2)
DeLiso
Fanfares
Jordache (3)
Le Coq Sportif
Maserati
Mickey Unlimited (4)
Nature Sole
Penn (5)
Regal
Remington (6)
Revelations
U. S. 101
Union Bay (7)
- ---------------------------------------------------------------------------
As denoted, the above brands are under license from:
(1) Brittania Sportswear, Ltd.
(2) Schering-Plough HealthCare Products, Inc.
(3) Jordache Enterprises, Inc.
(4) The Walt Disney Company
(5) Penn Racquet Sports, a division of GenCorp. Inc.
(6) Remington Arms Company, Inc.
(7) Seattle Pacific Industries, Inc.
- ---------------------------------------------------------------------------

Leading Pagoda U.S.A.'s extensive list of adults' brands is the popular Dr. Scholl's shoes for men and women. The Dr. Scholl's line of casual and work shoes provides consumers with an affordable leather product with a well-recognized name and quality image. This footwear brand was introduced by Pagoda in 1992. With it, Pagoda gave the mass market a powerful brand name and a new standard of quality, and consumers responded enthusiastically.

Pagoda is one of the largest children's footwear suppliers, with popular brand names including Buster Brown, Playskool, UnionBay, Candie's and Barbie. During 1995, the company acquired several new children's licenses, including Sailor Moon, Kazaam, Tonka and Hello Kitty. In addition, Pagoda licenses Disney character names from The Walt Disney Company and sells shoes featuring cartoon characters such as Mickey and Minnie Mouse as well as those from animated films, including 101 Dalmatians and Disney's newest children's animated movie, The Hunchback of Notre Dame.

Pagoda International
- --------------------
The company has a strong and growing international footwear marketing business under Pagoda International. Through this division, Brown Group's footwear brands for men, women and children are marketed to retailers in Europe, Latin America and the Far East. In the five years since Pagoda International was established, its sales have reached more than $80 million. Growth for this division is expected to continue as the company increases its position in developing markets. The company maintains marketing offices in Brazil, France and Hong Kong and has wholesale distribution joint ventures in Argentina and Mexico.

- ---------------------------------------------------------------------------
PAGODA CHILDREN'S BRANDS

Barbie (1)
Buster Brown
Candie's for girls (2)
Casper (3)
101 Dalmatians (4)
Disney Babies (4)
The Flintstones (5)
G. I. Joe (6)
Hello Kitty (7)
The Hunchback of Notre Dame (4)
Kazaam (8)
The Lion King (4)
Mickey's Stuff for Kids (4)
Nerf (6)
Playskool (6)
Sailor Moon (9)
Tonka (6)
Wildcats
- ---------------------------------------------------------------------------
As denoted, the above brands are under license from:
(1) Mattel, Inc.
(2) Candie's, Inc.
(3) MCA/Universal Merchandising, Inc.
(4) The Walt Disney Company
(5) MCA/Universal Merchandising, Inc. and Turner Home Entertainment, Inc.
(6) Hasbro, Inc.
(7) Sanrio, Inc.
(8) Interscope Communications, Inc.
(9) DIC Entertainment, L.P.
- ---------------------------------------------------------------------------

Pagoda International offers Brown Group a very important strategic growth channel: the global marketplace. The majority of Pagoda's international sales have been achieved by names familiar to children everywhere -- Disney and Barbie. Disney is the number-one children's shoe brand in Europe. The North American outdoor and comfort shoe trends have also gone global. The Dr. Scholl's comfort shoe brand has expanded its reach to several Latin American countries. In addition, the company's Naturalizer and NaturalSport brands are sold in Japan and Australia through licensing and distribution agreements.

The global market for athletic footwear also is a significant opportunity for Pagoda International. In July 1995, the company acquired the Le Coq Sportif brand of footwear and apparel from adidas AG. Le Coq Sportif is sold in more than 40 countries throughout the world. It ranks among the top five athletic shoe brands in Latin American countries and is well-recognized in Europe and the Far East. With its 100-year heritage, strong positioning and solid reputation, Le Coq Sportif is an important growth vehicle for the company.

Pagoda Trading
- --------------
Pagoda Trading is the footwear sourcing arm of Brown Group, Inc. Through its structure of offices in countries throughout the world, Pagoda Trading sourced 70 million pairs of shoes in 1995. The company currently maintains offices in Brazil, Italy, China, Hong Kong, Taiwan and Indonesia. This flexible structure allows Pagoda Trading to source footwear at virtually any price level from any significant shoe manufacturing region of the world.

Pagoda Trading supports all of Brown Group's marketing and retail businesses with a commitment to on-time delivery of quality products at competitive prices. Brown Group is able to achieve its diverse sourcing needs through Pagoda Trading's multinational sourcing capabilities, unequaled factory relationships and long-standing commitment to quality and superior service.


- ---------------------------------------------------------------------------
Pagoda Trading supports all of Brown Group's marketing and retail businesses with a commitment to on-time delivery of quality products at competitive prices.
- ---------------------------------------------------------------------------


CANADA WHOLESALE
- ----------------
In Canada, the company markets brand name shoes for women, men and children. These brands include Naturalizer, the leading brand of women's shoes in Canada, NaturalSport, Air Step, Connie, Buster Brown, Wildcats, Savage and Cedar Trail. They are sold in department stores, chains, better-grade independent accounts and specialty stores throughout Canada. The Naturalizer brand is sold in the 96 Naturalizer stores operated by the Canada Retail division, in 39 independently operated Naturalizer shoe stores, and in department stores and other fine retailers.

CONTENTS
- --------

14
Management's Discussion and
Analysis of Operations and
Financial Condition

19
Five-Year Summary

20
Consolidated Financial Statements

24
Notes to Consolidated Financial Statements

34
Reports on Financial Statements

*  Management Report on
   Responsibility for
   Financial Reporting
*  Report of Independent
   Auditors

35
Supplementary Financial Information

- ---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
- ---------------------------------------------------------------------------


RESULTS OF OPERATIONS
- ---------------------

1995 Compared to 1994
- ---------------------
Brown Group, Inc.'s fiscal 1995 results were adversely affected by the extremely difficult apparel and footwear retail environment, which persisted throughout the year. In the fourth quarter of fiscal 1995 Brown Shoe Company's five remaining domestic factories were closed, ending an extended period of restructuring for Brown Group, Inc. and its divisions.

Brown Group's sales of $1.456 billion for the 53-week fiscal 1995 were down slightly from the $1.462 billion in fiscal 1994, which had 52 weeks. The flat sales between years reflect substantially higher sales at Famous Footwear more than offset by decreased sales at the corporation's wholesale operations and by the closing of under-performing Naturalizer stores.

Earnings from continuing operations of $.7 million in 1995 compare to $33.6 million in fiscal 1994. Earnings from continuing operations in fiscal 1995 include nonrecurring after-tax charges of $1.4 million for the early adoption of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," a $2.7 million provision for a valuation reserve related to the corporation's deferred tax assets and $9.2 million for the cost of closing the corporation's last five domestic manufacturing plants. These charges were substantially offset by an after-tax LIFO recovery of $6.6 million related to the liquidation of manufacturing inventories and plant closings, and a reversal of a reserve of $5.8 million resulting from an Appeals Court ruling overturning an Internal Revenue Service assessment against the corporation.

Net earnings for fiscal 1995 of $3.3 million compare to $39.4 million for fiscal 1994. Included in net earnings for 1995 and 1994 are gains of $2.6 million and $4.5 million, respectively, from the reversal of a portion of the provision for discontinued businesses.

Famous Footwear's sales increased 20% in 1995 to $741.1 million, but same-store sales declined 3.0% for the year on a comparable 52-week basis. This is the first same-store sales decline recorded by Famous Footwear in nine years. Operating earnings declined 51% to $19.6 million as a result of lower same-store sales, reduced margins and increased expenses. The decrease in same-store sales and margins was primarily the result of a very difficult retail market. Increased expenses primarily were related to new stores, the opening of a second distribution center in Tennessee and the addition of infrastructure to support the expanded business. Early in 1995, Famous Footwear's planned rate of expansion was reduced. During the year 92 net stores were added, down from the 155 added in fiscal 1994. Current plans for fiscal 1996 include the net addition of 23 stores. There were 814 stores in operation at the end of fiscal 1995.

Naturalizer Stores' domestic sales decreased 7% and same-store sales decreased 4.0% on a comparable 52-week basis. Although the operating loss recorded in fiscal 1995 was increased from fiscal 1994, progress was made in improving the long-term outlook for this business. Further improvement was made in gross margins, although not enough to offset the sales decline, additional under-performing stores were closed and the writedown of assets of stores still being operated was recorded with the implementation of SFAS No. 121. There was a net decrease of 14 stores during the year, reducing the total number of stores to 313. Plans for fiscal 1996 include the net addition of five stores. Subsequent to year-end, the operations of 12 Brown Shoe Company Outlet stores and 28 Naturalizer Outlet stores in outlet malls were transferred to the Naturalizer Retail division from Famous Footwear. After a first-quarter transition period, these stores are expected to contribute positively to this division's results.

The Canadian retail operation's sales increased 5%, but same-store sales declined .6% for the year on a comparable 52-week basis. Operating profit increased 3% during fiscal 1995 with lower margins and slightly higher expenses. With the net addition of five stores in 1995, this business now operates 114 stores. The Canadian wholesale operation's sales were flat in fiscal 1995. Operating earnings decreased 10% as improved margins were more than offset by an increase in royalty expense.

Sales from footwear wholesale operations--Brown Shoe Company and Pagoda--declined 17% in fiscal 1995 to $530.9 million. Increased sales in Latin America and Europe and sales of the new Larry Stuart brand in the United States were more than offset by decreases in Naturalizer and Connie branded sales, Dr. Scholl's and The Lion King licensed products and lower first-cost sales from the Far East and Latin America. As a result, an operating loss of $4.1 million was reported in fiscal 1995 compared to a profit of $32.8 million in fiscal 1994. Operating earnings of the corporation's Brazilian and European wholesale operations increased substantially in 1995 due to higher sales. These gains were partially offset by a reduction in lower-margin, first-cost sales from Latin America and the Far East. Domestic operating earnings decreased as a result of lower sales and margins and increased expenses, primarily related to brand development and marketing. The 1995 loss included a pretax charge of $14.1 million for the costs of closing the remaining five domestic manufacturing plants, which was partially offset by a pretax LIFO gain of $10.1 million from the liquidation of related inventories. Results for fiscal 1994 included a pretax LIFO gain of $9.8 million from the liquidation of inventories. Plans for 1996 include improved margins, as the fixed costs of domestic manufacturing have been eliminated. In addition, Pagoda has secured the license for Walt Disney's "Hunchback of Notre Dame" movie, which is scheduled to be released in mid-1996, and the acquisition of the Le Coq Sportif brand is expected to provide further growth in the foreign wholesaling operations.

The 1% increase in Brown Group's interest expense in fiscal 1995 reflects an increase in the average short-term borrowing rate from 4.5% in fiscal 1994 to 7.0% in fiscal 1995 partially offset by lower average borrowings. The corporation's borrowing level increased throughout fiscal 1995 as cash flow, adversely affected by depressed earnings, was insufficient to fund cash needs.

Other Expense of $1.6 million in 1995 primarily comprises $3.0 million of royalty income offset by a $3.6 million charge related to factory closings and a $2.1 million charge from SFAS No. 121. In 1994, Other Income of $12.3 million reflects a $9.8 million gain from the settlement of Brazilian countervailing duties and $3.0 million of royalty income.

The corporation's tax benefit recorded in fiscal 1995 of $5.4 million, on a pretax loss of $4.7 million, includes the recovery of $5.8 million, including interest, resulting from a court ruling overturning an Internal Revenue Service assessment on a portion of the corporation's unremitted foreign earnings. See Note 5 to the consolidated financial statements for a further explanation and a reconciliation of the effective tax rates to the statutory rates.

The corporation had an overall net deferred tax asset of $19.2 million at February 3, 1996, which relates primarily to differences in book and taxable income and net operating loss carry forwards. At February 3, 1996, the corporation carried a valuation reserve related to this asset of $3.3 million, of which $2.7 million was provided in fiscal 1995. Management believes that the deferred tax asset will be realized through the offset of the deductions against taxable income produced in the normal course of business in subsequent periods. Management also has available certain tax planning strategies, which, if implemented, could fully consume the net deferred tax asset, net of the valuation reserve. Management will continue to evaluate the realizability of deferred tax assets.

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

Brown Group's sales of $1.462 billion in fiscal 1994 were 7% higher than the $1.361 billion in fiscal 1993. Earnings from continuing operations of $33.6 million in 1994 compare to a loss from continuing operations in 1993 of $9.3 million. Net earnings for 1994 of $39.4 million included earnings from discontinued operations of $1.3 million from Cloth World and Maryland Square prior to discontinuance and $4.5 million from the reversal of a portion of the provision for disposal of Wohl Leased Shoe Departments.

Earnings for 1993 from continuing operations reflected the impact of an after-tax charge of $29.5 million for restructuring initiatives which included plant, office and store closures; consolidation of Brown Shoe Company and Pagoda; and provided for additional environmental monitoring costs at the corporation's closed tannery. Net earnings for 1993 included earnings from discontinued operations of $4.3 million; an after-tax provision of $24.4 million for withdrawal from the Wohl Leased Shoe Department business; and an after-tax charge of $2.2 million for the implementation of the Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits."

Famous Footwear's sales increased 26% in 1994 and 3.3% on a same-store basis. Operating earnings declined 7% to $39.9 million as a result of lower margins and increased expenses. Substantial investment spending was incurred in 1994 in building the infrastructure at Famous, particularly systems and distribution capabilities. During 1994, there was a net addition of 155 stores, bringing the total number of stores to 722.

Naturalizer Stores' domestic sales decreased 2% and were flat on a same-store basis. This business was unprofitable again in 1994, but a number of poorly performing stores were closed and gross margins improved. There was a net decrease of 40 stores during the year, bringing the total number of stores to 327.


The Canadian retail operation's sales increased 10% and were up 11.2% on a same-store basis. Operating earnings more than doubled in 1994 as a result of increased sales, improved gross margins and leveraging of expenses. With the net addition of seven stores in 1994, this business operated 109 stores at year-end. The Canadian wholesale operation also had a significant increase in operating earnings as a result of strong sales of Naturalizer footwear and reduced expenses.

Sales from footwear wholesale and manufacturing operations--Brown Shoe Company and Pagoda--were slightly higher than 1993 at $641.6 million. Increased sales of Natural-Sport, Life Stride, Dr. Scholl's and The Lion King licensed product were offset by lower sales of Connie and Buster Brown, and by the midyear sale of Brown Shoe Company's men's business. Naturalizer's branded sales in 1994 were flat with 1993. Combined operating earnings for these two businesses were $32.8 million in 1994 compared to a loss of $2.4 million in 1993. Results for 1994 included a pretax LIFO gain of $9.8 million and improved gross margins, partially offset by higher expenses as a percentage of sales. Only a partial year effect of overhead reduction was realized and higher costs were incurred for brand development and marketing which is expected to continue. Included in 1993 results is a pretax restructuring charge of $24.9 million for plant closures, the consolidation of Brown Shoe Company and Pagoda and environmental monitoring costs.

The 9% decrease in Brown Group's interest expense in 1994 reflects higher interest rates which were more than offset by reduced borrowing levels throughout most of the year. This was due to the withdrawal from the Wohl Leased Shoe Department business and the sale of Cloth World stores for $65.7 million, of which $61.0 million was received at the beginning of October and the balance in fiscal 1995.

Other Income of $12.3 million in 1994 primarily comprises $9.8 million of income from the settlement of Brazilian countervailing duties and $3.0 million of royalty income. In 1993, Other Expense of $21.2 million primarily reflected restructuring charges of $21.4 million, royalty income of $2.7 million, and other offsetting items.

The nonrecurring gain from settlement of the Brazilian countervailing duties of $9.8 million ($6.4 million after-tax) was offset by the provision of $5.8 million for an Internal Revenue Service tax assessment, including interest, on a portion of the corporation's unremitted foreign earnings, which was in the process of being appealed by the corporation. As a result of this nonrecurring provision, the corporation's effective tax rate in 1994 increased to 44.0% compared to 38.7% in 1993. For a reconciliation of the effective tax rates to the statutory rates, see Note 5 to the consolidated financial statements.

Restructuring and Factory Closings
- ----------------------------------
In the second quarter of fiscal 1995 the corporation made a decision to close Brown Shoe Company's five remaining domestic manufacturing plants and related facilities. A pretax charge of $14.1 million was recorded to cover the cost of these closings. This charge consisted of the following:

* Charges of $3.6 million for asset writeoffs associated with the disposal of manufacturing and related facilities and equipment;

* Inventory writedowns of $2.0 million to liquidate manufacturing inventories; and

* Charges of $8.5 million for severance and benefit costs for those employees terminated due to plant and facility closures.

In addition to the charge recorded in fiscal 1995, $2.6 million of the reserves established in fiscal 1993 were redesignated to cover additional costs associated with the final factory closings in fiscal 1995.

The restructuring initiatives and additional environmental provisions, which were announced in January 1994, resulted in pretax charges of $45.4 million. These charges consisted of the following:

* Charges of $13.3 million for asset writeoffs associated with the disposal of manufacturing facilities of Brown Shoe Company and over 150 Connie, Regal and Naturalizer shoe stores;

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

A summary of activity in the factory closing and restructuring reserves, excluding environmental reserves, which are separately discussed, is as follows (in millions):



                                          1995
                                         Factory         1993
                                         Closings    Restructuring
                                         --------    -------------
Initial establishment of reserve          $14.1        $ 40.4
Asset writeoffs                            (2.2)        (12.2)
Inventory writedowns                       (5.9)         (6.9)
Lease buyouts and termination costs          --         (11.6)
Severance and benefit costs                (2.8)        (10.7)
Pension settlement and curtailment
   gains (losses)                          (1.8)          3.6
Redesignated to 1995 factory closings       2.6          (2.6)
                                          -----        ------
Reserve balance at February 3, 1996       $ 4.0        $   --
                                          =====        ======



The reserve activity had a $12.8 million and $20.8 million negative cash flow impact on 1995 and 1994, respectively. In 1995 this usage was partially offset and in 1994 this usage was more than offset by positive cash flow generated from reduced inventories and sales of facilities. As of February 3, 1996, all of the planned 150 retail store closures were completed and all domestic manufacturing facilities had been closed. The majority of the planned employee terminations occurred in fiscal 1994 with the remainder occurring in fiscal 1995 as part of the final phases of the consolidation of Pagoda, Brown Shoe and headquarters staffs and the exit from domestic manufacturing. The remaining reserve relates primarily to personnel severance and benefit costs for 1995 factory closings. These costs will have a modest negative impact on cash flow throughout fiscal 1996.

Discontinued Operations
- -----------------------
In the third quarter of fiscal 1994, the corporation adopted a formal plan to sell the Cloth World chain of fabric stores and to close the Maryland Square catalog operation. The exit costs of $9.8 million associated with the sale and closure of these businesses consist primarily of warehouse closure, inventory liquidation, personnel severance and other transaction costs. These costs were covered by reserves originally established for the withdrawal from the Wohl Leased Shoe Department business. The Cloth World stores were sold to Fabri-Centers of America, Inc., on October 2, 1994, for $65.7 million in cash, of which $61.0 million was received in fiscal 1994 with the remainder received in fiscal 1995. Maryland Square ceased operations in January 1995.

In January 1994, the corporation adopted a formal plan to withdraw from the Wohl Leased Shoe Department business, which involved the management of shoe departments in department stores. Reserves of $34.8 million were established for the estimated costs associated with the withdrawal from this business. The components of which were as follows:

* Charges of $14.6 million for asset writeoffs associated with leasehold improvements and headquarter's facility closure;

* Inventory writedowns and results of operations during the phaseout period of $7.2 million;

* Charges of $8.5 million for severance and benefit costs; and

* Other fees and costs of $4.5 million.

The corporation completed its withdrawal from the last Wohl Shoe Company leased shoe department at the end of the third quarter of fiscal 1994. Due to this earlier-than-expected withdrawal from the various leased departments at better-than-expected terms, operating losses and inventory liquidation costs were significantly lower than original estimates. This allowed the corporation to redesignate $9.8 million of the reserve for the sale of Cloth World stores and the closure of the Maryland Square catalog operation, previously discussed, and reverse $4.0 million and $7.0 million of the reserve to income in the fourth quarters of 1995 and 1994, respectively. A summary of reserve activity for all discontinued businesses, to date, is as follows (in millions):


Initial establishment of reserve               $ 34.8
Asset writeoffs                                 (10.6)
Inventory writedowns and operating
   losses during phaseout                        (5.3)
Severance and benefit costs                      (9.7)
Other fees and costs                             (1.0)
Pension settlement and curtailment gains          2.8
Reserve reversal                                (11.0)
                                               ------
Reserve balance at February 3, 1996            $   --
                                               ======

The reserve activity in fiscal 1995 used $.3 million of cash flow. During 1994, the sale and liquidation of the discontinued businesses generated $127.2 million of positive cash flow. These proceeds were used to pay down the corporation's short-term borrowings.

Impact of Inflation
- -------------------
The effects of inflation have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

- -------------------
FINANCIAL CONDITION
- -------------------
Liquidity and Capital
- ---------------------
The corporation's borrowing level increased throughout fiscal 1995 as earnings were less than amounts expended on store openings at Famous Footwear and payment of the corporation's dividend. In order to protect the corporation's financial position during these very difficult retail business conditions, the rate of store openings at Famous Footwear was reduced and in September 1995, the regular quarterly dividend was reduced from 40 cents per share to 25 cents per share. Total debt increased to $219.5 million at the end of fiscal 1995 from $176.4 million at the end of fiscal 1994. Accordingly, the ratio of net debt (notes payable and long-term debt less cash and cash equivalents) to total capitalization increased to 44.3% at the end of 1995 from 38.7% at the end of 1994.

Working capital at the end of 1995 was $209.4 million which was $49.8 million lower than the $259.2 million at the end of 1994. As a result, the corporation's current ratio, the relationship of current assets to current liabilities, decreased to 1.7 to 1 from 2.2 to 1 at the end of 1994. These decreases reflect the net cash usage, previously discussed, all of which was funded with short-term borrowings.

Cash provided by operating activities of continuing operations in fiscal 1995 consisted of decreased earnings, a reduction in accounts receivable primarily due to lower sales at Brown Shoe, increased trade accounts payable at Famous Footwear and Pagoda, and the collection of a tax loss carryback. These were partially offset by increased inventories at Famous Footwear, and lower accrued expenses due to the utilization of restructuring reserves and factory closings.

Cash used by investing activities was primarily from capital expenditures in 1995 of $26.9 million compared to $32.5 million in 1994. The 1995 capital expenditures were principally for the opening of new retail stores, and the remodeling of existing retail units. Capital expenditures for 1996 are planned to be approximately 25% lower than in 1995 and will consist primarily of store openings at Famous Footwear. The cash used for capital expenditures was partially offset by the proceeds from the sale of manufacturing plants and related facilities and the final sale of discontinued assets.

Financing activities reflect an increase in notes payable, which was primarily due to the corporation's lower earnings level and cash used. In October 1995, the corporation refinanced $50 million of 6.47% unsecured Senior notes due in February 1996 with $50 million of 7.36% unsecured Senior notes. The new debt agreement requires annual principal payments of $10 million in 1999 through 2003.

In addition, the corporation amended certain terms of its $200 million revolving bank Credit Agreement, which will now expire in 1999. At February 3, 1996, $112.0 million was borrowed under this agreement.

The Senior notes and the Credit Agreement contain covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and long-term debt-to-capital, establish minimum levels of net worth and working capital, and limit the sale of assets and the level of liens and certain investments. The corporation is in compliance with all of these covenants at year-end, and expects to continue to be in compliance based on current estimates for 1996. These estimates reflect operational improvements in a continuing difficult retail environment.

The corporation's current borrowing capacity under the bank Credit Agreement is more than adequate to fund its operational needs. In 1996, in order to fund capital expenditures, primarily at Famous Footwear, complete the remaining expenditures related to the factory closings, and continue to pay a regular quarterly dividend, there may be a modest increase in borrowings to supplement cash provided by operations. The corporation plans to monitor market conditions, and if advantageous, will consider issuing medium-term notes in 1996. The proceeds from such notes would be used to reduce short-term borrowings under the Credit Agreement.

The corporation's long-term debt is rated Baa3 by Moody's Investors Service and BB by Standard & Poor's Corporation; commercial paper is rated Prime-3 by Moody's.

Financial Instruments
- ---------------------
The corporation has assets, liabilities, and inventory purchase commitments outside the United States which are subject to fluctuations in foreign currency exchange rates. A substantial portion of inventory sourced from foreign countries, for ultimate sale in the United States, is purchased in United States dollars and is accordingly not subject to exchange rate fluctuations. However, where the purchase price is to be paid in the foreign currency, the corporation enters into forward foreign exchange contracts to reduce its economic exposure to changes in exchange rates. The level of outstanding contracts during the year is dependent on seasonality of the corporation's business and on demand for footwear from various locations throughout the world.


Assets and liabilities outside the United States are primarily located in Canada, France, Hong Kong, Brazil, and Mexico. The corporation's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term. As a result, the corporation generally does not hedge these net investments. In countries where the economy is deemed to be hyperinflationary, including Brazil, the corporation hedges the local currency denominated assets and liabilities.

The corporation periodically enters into interest rate options and swaps to reduce its exposure to changing interest rates and to reduce interest costs. See Note 11 to the consolidated financial statements for a further discussion of these contracts.

Dividends
- ---------
Brown Group paid a dividend of $1.30 per share in 1995, and $1.60 per share in 1994. This marked the 73rd year of consecutive quarterly dividends. In September of fiscal 1995 the regular quarterly dividend was reduced from 40 cents per share to 25 cents per share.

Environmental Matters
- ---------------------
The corporation is involved in environmental remediation and ongoing compliance at several sites. The corporation has completed remediation efforts at its closed New York tannery and two associated landfills. As such, in September 1995, state environmental authorities reclassified the status of the site to one that has been properly closed and that requires only continued maintenance and monitoring. This change in status has allowed the corporation to reliably estimate the future liability for monitoring and maintenance, which is required over the next 28 years, based on a specific site plan. Accordingly, in the third quarter of 1995, the estimated liability of $5.3 million related to this site was discounted, using a 6.4% rate, resulting in a $2.0 million reduction in the previously recorded liability of $4.7 million. Charges related to the New York tannery site were $1.7 million in fiscal 1992 and an additional $6.6 million in fiscal 1993 due to a change in the expected holding period of the property. The 1993 charge included $5.0 million recorded in conjunction with restructuring charges in January 1994. The expected payments for the next five years are approximately $.2 million per year with the balance due thereafter.

In 1994, the corporation became aware of potential exposure at an owned factory that is currently leased to another party. Preliminary testing was completed in late 1994, and remediation work began in 1995. In addition, various federal and state authorities have identified the corporation as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. The expected remaining costs related to the owned, but leased, factory and the various landfills total $.8 - $1.0 million. At February 3, 1996, the total accrued environmental liabilities for all sites, including the above discounted liability, total $3.1 million.

                             FIVE-YEAR SUMMARY
                             -----------------

Thousands, except per share
                   1995        1994        1993         1992       1991
                ----------  ----------  ----------   ---------- ----------
                (53 weeks)  (52 weeks)  (52 weeks)   (52 weeks) (52 weeks)
OPERATIONS
Net sales       $1,455,896  $1,461,637  $1,361,039   $1,243,842 $1,191,591
Cost of goods
 sold              948,925     949,374     915,443      834,591    806,090
                ----------  ----------  ----------   ---------- ----------
Gross profit       506,971     512,263     445,596      409,251    385,501
                ----------  ----------  ----------   ---------- ----------
Selling and
 administrative
 expenses          494,098     448,827     422,248      381,835    361,281
Interest expense    15,969      15,785      17,334       16,260     15,431
Other expense
 (income)--net       1,630     (12,320)     21,191        8,318     (2,244)
                ----------  ----------  ----------   ---------- ----------
Earnings (loss)
 from continuing
 operations
 before income
 taxes and
 accounting
 changes            (4,726)     59,971     (15,177)       2,838     11,033
Income tax
 (provision)
 benefit             5,423     (26,405)      5,881          401     (2,771)
                ----------  ----------  ----------   ---------- ----------
Earnings (loss)
 from
 continuing
 operations
 before
 cumulative
 effect of
 accounting
 changes               697      33,566      (9,296)       3,239      8,262
Earnings from
 discontinued
 operations,
 net of income
 taxes                  --       1,282       4,298        1,425      7,433
(Provision)
 credit for
 disposal of
 discontinued
 operations,
 net of income
 taxes               2,600       4,550     (24,400)          --         --

Cumulative
 effect of
 changes in
 accounting
 for
 postemployment
 benefits in
 1993 and
 postretirement
 benefits and
 income taxes
 in 1991                --          --      (2,214)          --    (11,931)
                ----------  ----------  ----------   ---------- ----------
Net earnings
 (loss)         $    3,297  $   39,398  $  (31,612)  $    4,664 $    3,764
                ==========  ==========  ==========   ========== ==========
Returns from
 continuing
 operations
 before
 accounting
 changes:
  Return on
   net sales           0.1%        2.3%       (0.7%)        0.3%       0.7%
  Return on
   beginning
   share-
   holders'
   equity              0.3%       14.4%       (3.2%)        1.0%       2.5%
  Return on
   average
   invested
   capital             0.2%        6.5%       (1.6%)        0.6%       1.5%
Dividends paid  $   23,325  $   28,610  $   27,979   $   27,714  $   27,646
Capital
 expenditures       26,939      32,531      27,207       17,496      19,902

PER COMMON
SHARE
Earnings
 (loss) from
 continuing
 operations
 before
 accounting
 changes        $      .04  $     1.91  $     (.54)  $      .19  $      .48
Net earnings
 (loss)                .19        2.24       (1.83)         .27         .22
Dividends paid        1.30        1.60        1.60         1.60        1.60
Shareholders'
 equity              12.92       13.90       13.27        16.69       18.10

FINANCIAL
POSITION
Receivables,
 net            $   86,417  $   98,079  $  109,825   $  114,042  $   83,900
Inventories        342,282     322,029     286,992      253,586     228,219
Working capital    209,399     259,178     240,554      262,611     297,239
Property and
 equipment, net     87,720      92,904      86,695       88,500     104,144
Total assets       661,056     636,515     739,930      705,165     654,696
Long-term
 debt and
 capitalized
 lease
 obligations       105,470     133,213     135,324      123,024     144,564
Shareholders'
 equity            231,636     249,727     233,863      288,988     313,387
Average Common
 Shares
 Outstanding        17,591      17,555      17,270       17,132      17,070

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

                        CONSOLIDATED BALANCE SHEETS
                        ---------------------------

Thousands, except number of shares    February 3, 1996     January 28, 1995
                                      ----------------     ----------------
ASSETS
- ------
CURRENT ASSETS
Cash and cash equivalents               $ 35,058              $ 18,922
Receivables, net of allowance of
 $11,267 in 1995 and $11,664 in 1994      86,417                98,079
Inventories, net of adjustment
 to last-in, first-out cost of
 $27,672 in 1995 and $37,286 in 1994     342,282               322,029
Deferred income taxes                     26,734                23,350
Prepaid expenses and other
 current assets                           14,847                16,580
                                        --------              --------
   Total Current Assets                  505,338               478,960
Other Assets
Prepaid pension costs                     33,077                34,793
Other assets                              34,921                29,858
Property and equipment, net               87,720                92,904
                                        --------              --------
                                        $661,056              $636,515
                                        ========              ========
LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------
CURRENT LIABILITIES
Notes payable                           $112,000              $ 41,085
Trade accounts payable                   106,113                85,045
Employee compensation and benefits        28,448                37,394
Other accrued expenses                    43,043                54,837
Income taxes                               4,335                  (642)
Current maturities of long-term debt       2,000                 2,063
                                        --------              --------
   Total Current Liabilities             295,939               219,782
OTHER LIABILITIES
Long-term debt, including
 capitalized lease obligations           105,470               133,213
Deferred income taxes                     10,806                12,734
Other liabilities                         17,205                21,059
                                        --------              --------
   Total Other Liabilities               133,481               167,006

SHAREHOLDERS' EQUITY
Preferred stock, $1.00 par value,
 1,000,000 shares authorized;
 no shares outstanding                        --                    --
Common stock, $3.75 par value,
 100,000,000 shares authorized;
 17,930,977 and 17,969,892 shares
 outstanding                              67,242                67,388
Additional capital                        46,015                46,957
Cumulative translation adjustment         (4,913)               (5,556)
Unamortized value of restricted stock     (7,822)              (10,878)
Retained earnings                        131,114               151,816
                                        --------              --------
Total Shareholders' Equity               231,636               249,727
                                        --------              --------
                                        $661,056              $636,515
                                        ========              ========

See notes to consolidated financial statements.

                            CONSOLIDATED EARNINGS
                            ---------------------

Thousands, except per share            1995        1994        1993
                                    ----------  ----------   ---------
Net Sales                           $1,455,896  $1,461,637  $1,361,039
Cost of goods sold                     948,925     949,374     915,443
                                    ----------  ----------   ---------
Gross profit                           506,971     512,263     445,596
                                    ----------  ----------   ---------
Selling and administrative expenses    494,098     448,827     422,248
Interest expense                        15,969      15,785      17,334
Other expense (income) -- net            1,630     (12,320)     21,191
                                    ----------  ----------   ---------

Earnings (Loss) From Continuing
 Operations Before Income Taxes and
 Cumulative Effect of Accounting
 Change                                 (4,726)     59,971     (15,177)
Income tax (provision) benefit           5,423     (26,405)      5,881
                                    ----------  ----------   ---------

Earnings (Loss) From Continuing
 Operations Before Cumulative
 Effect of Accounting Change               697      33,566      (9,296)
Cumulative effect of change in
 accounting for postemployment
 benefits                                   --          --      (2,214)
Discontinued operations:
 Earnings from operations,
   net of taxes                             --       1,282       4,298
 (Provision) credit for
  disposal, net of taxes                 2,600       4,550     (24,400)
                                    ----------  ----------   ---------
Net Earnings (Loss)                 $    3,297  $   39,398   $ (31,612)
                                    ==========  ==========   =========

Earnings (Loss) Per Common Share:
Continuing operations before
 cumulative effect of accounting
 change                             $      .04  $     1.91   $    (.54)
Cumulative effect of change
 in accounting for postemployment
 benefits                                   --          --        (.13)
Discontinued operations:
   Earnings from operations                 --         .07         .25
   (Provision) credit for disposal         .15         .26       (1.41)
                                    ----------  ----------   ---------
Net Earnings (Loss)                 $      .19  $     2.24   $   (1.83)
                                    ==========  ==========   =========


See notes to consolidated financial statements.

                          CONSOLIDATED CASH FLOWS
                          -----------------------

Thousands                                 1995        1994        1993
                                        --------   ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                     $  3,297   $  39,398    $(31,612)

Adjustments to reconcile net earnings
 (loss) to net cash provided
 (used) by continuing operating
 activities:
  Cumulative effect of change in
   accounting for postemployment
   benefits                                   --          --       2,214
  Discontinued operations                 (2,600)     (5,832)     20,102
  Depreciation and amortization           23,827      22,095      19,852
  Loss on disposal or impairment
   of facilities and equipment             6,477         103      12,236
  Provision for losses on
   accounts receivable                     5,101       6,442       5,043
  Changes in operating
   assets and liabilities:
    Receivables                            6,561       5,304        (826)
    Inventories                          (20,253)    (35,037)    (33,406)
    Prepaid expenses and
     other current assets                 (3,051)     26,212     (30,880)
    Trade accounts payable
     and accrued expenses                  2,672      (7,972)     27,082
    Income taxes                           4,977      (4,430)     (1,285)
    Other, net                            (8,548)     (6,577)     (1,397)
                                        --------   ---------    --------
Net Cash Provided (Used) by
 Operating Activities of:
Continuing operations                     18,460      39,706     (12,877)
Discontinued operations                   (2,755)      8,677         180
                                        --------   ---------    --------
Net Cash Provided (Used)
 by Operating Activities                  15,705      48,383     (12,697)
                                        --------   ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                     (26,939)    (32,531)    (27,207)
Proceeds from sales of fixed assets        5,408       4,226       1,407
Proceeds from sales of assets
 of discontinued operations                2,444     118,532          --
                                        --------   ---------    --------
Net Cash Provided (Used) by
 Investing Activities                    (19,087)     90,227     (25,800)
                                        --------   ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term
 notes payable                            45,915    (105,005)    134,445
Principal payments of long-term
 debt and capitalized leases              (2,812)     (7,764)    (97,102)
Additions to long-term debt                   --          --      20,000
Proceeds from issuance of common
 stock                                       564       5,901       4,400

Payments for purchases of
 treasury stock                             (824)     (1,102)         --
Dividends paid                           (23,325)    (28,610)    (27,979)
                                        --------   ---------    --------
Net Cash Provided (Used)
 by Financing Activities                  19,518    (136,580)     33,764
                                        --------   ---------    --------
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                     16,136       2,030      (4,733)
Cash and Cash Equivalents
 at Beginning of Year                     18,922      16,892      21,625
                                        --------   ---------    --------
Cash and Cash Equivalents
 at End of Year                         $ 35,058   $  18,922    $ 16,892
                                        ========   =========    ========


See notes to consolidated financial statements.

                      CONSOLIDATED SHAREHOLDERS' EQUITY
                      ---------------------------------

Thousands, except number of shares
                                                       Unamortized
                 Common Stock               Cumulative   Value of
                ---------------- Additional Translation Restricted Retained
                Shares   Dollars  Capital   Adjustment     Stock   Earnings
             ----------  ------- ---------- ----------- ---------- --------

Balance
 January
 30, 1993    17,318,883  $64,947   $28,264   $(1,571)   $(4,166)  $201,514
Net loss                                                           (31,612)
Dividends
 ($1.60 per
 share)                                                            (27,979)
Stock issued
 under
 employee
 benefit
 plans          168,385      631     3,769
Currency
 translation
 adjustment                                   (1,716)
Stock issued
 under
 restricted
 stock plan,
 net            132,500      497     3,946               (4,443)
Amortization
 of deferred
 compensa-
 tion under
 restricted
 stock plan                                               1,782
             ----------  -------   -------    -------   -------   --------
Balance
 January
 29, 1994    17,619,768   66,075    35,979     (3,287)   (6,827)   141,923
Net earnings                                                        39,398
Dividends
 ($1.60
 per share)                                                        (28,610)
Stock issued
 under
 employee
 benefit
 plans          217,924      817     5,084
Purchase of
 common
 stock
 for
 treasury       (35,800)    (134)      (73)                           (895)
Currency
 translation
 adjustment                                    (2,269)

Stock issued
 under
 restricted
 stock plan,
 net            168,000      630     5,967               (6,597)
Amortization
 of deferred
 compensa-
 tion under
 restricted
 stock plan                                               2,546
             ----------  -------   -------    -------   -------   --------
Balance
 January
 28, 1995    17,969,892   67,388    46,957     (5,556)  (10,878)   151,816
Net earnings                                                         3,297
Dividends
 ($1.30
 per share)                                                        (23,325)
Stock issued
 under
 employee
 benefit
 plans           23,760       89       475
Purchase of
 common
 stock
 for
 treasury       (25,800)     (97)      (53)                           (674)
Currency
 translation
 adjustment                                       643
Stock issued
 under
 restricted
 stock plan,
 net            (36,875)    (138)   (1,364)               1,502
Amortization
 of deferred
 compensa-
 tion under
 restricted
 stock plan                                               1,554
             ----------  -------   -------    -------   -------   --------
Balance
 February
 3, 1996     17,930,977  $67,242   $46,015    $(4,913)  $(7,822)  $131,114
             ==========  =======   =======    =======   =======   ========


See notes to consolidated financial statements.

- ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


NOTE 1: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
- ------------------------------

Organization
- ------------
The corporation operates in the Footwear industry. Current activities include the operation of retail shoe stores and the importing, foreign sourcing, and wholesaling of women's, men's and children's footwear. The corporation's retail operations comprise 1,241 retail footwear stores in the United States and Canada. Footwear is distributed by the corporation's wholesaling operations to department stores, mass merchandisers, and independent retailers in the United States, Canada, Europe, South America and the Far East and to affiliates. Wholesale footwear sales carry corporate brand names, brand names licensed by the corporation, and private label footwear. Through the sourcing activities of its Pagoda organization, the corporation sources a wide variety of footwear from a number of independently owned and operated factories primarily in China and other Far Eastern countries and to a lesser extent Brazil and Italy, for affiliates and for outside customers, which primarily consist of large discount store operations. See Note 6 for additional information regarding the corporation's business segment and operations by geographic area.

Consolidation
- -------------
The consolidated financial statements include the accounts of Brown Group, Inc. and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Period
- -----------------
The corporation's fiscal year is the 52 or 53-week period ending the Saturday nearest to January 31. Fiscal years 1995, 1994 and 1993 ended on February 3, 1996, January 28, 1995 and January 29, 1994, respectively. Fiscal year 1995 included 53 weeks and fiscal years 1994 and 1993 each included 52 weeks.

Use of Estimates
- ----------------
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories
- -----------
All inventories are valued at the lower of cost or market, with 86% of consolidated inventories using the last-in, first-out (LIFO) method.

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

Earnings Per Share
- ------------------
Earnings per share of Common Stock are computed by dividing net earnings by the weighted average number of shares outstanding during the year. The dilutive effect of stock options is not significant and is therefore excluded from the calculation.

Pre-opening and Closing Expenses
- --------------------------------
Pre-opening expenses of new facilities are charged to operations when incurred. Costs of closing facilities, including capital asset disposition losses, lease termination costs, and inventory liquidation costs, are accrued when management makes the decision to close such facilities.

Stock Based Compensation
- ------------------------
The corporation accounts for stock based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly recognizes compensation expense related to stock appreciation units and restricted stock grants. No compensation expense is recorded for stock options granted at market value.

Cash and Equivalents
- --------------------
The corporation considers all short-term investments with maturities of three months or less to be cash equivalents.

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

Financial Instruments
- ---------------------
The corporation's policy is to use financial derivatives only to manage exposure to fluctuations in interest and foreign currency exchange rates.

Gains and losses realized and premiums paid on interest rate hedges, are deferred and amortized to interest expense over the life of the underlying hedged instrument, or immediately if the underlying hedged instrument is settled.

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

NOTE 2: RESTRUCTURING CHARGES
- -----------------------------
Included in results from continuing operations for fiscal 1995 is a pretax charge of $14.1 million to provide for the cost of closing the corporation's five remaining United States footwear manufacturing plants and several related facilities. Approximately 2,400 factory positions were eliminated and the corporation's headquarters support staff was reduced by 60 positions. The cost of termination benefits included in cost of sales is $8.0 million and an additional $.5 million of termination benefits is included in selling and administrative expense. Costs to liquidate raw material inventories of $2.0 million also were included in cost of sales. The estimated asset writeoffs of $3.6 million associated with the closings are included in other expense. The total charge, net of the related tax benefit, resulted in a reduction in earnings from continuing operations of $9.2 million, or $.52 per share for fiscal 1995.

At February 3, 1996, $4.0 million remains from the manufacturing plant closing charges recorded in fiscal 1995 and includes $2.6 million redesignated from the 1993 restructuring reserve. The remaining liability relates primarily to personnel severance and pension settlement costs. To date, $12.7 million of the factory closing reserves have been utilized:
$2.2 million for asset writeoffs, $5.9 million for inventory liquidation costs, and $4.6 million for personnel severance costs.

Included in results from continuing operations for fiscal 1993 is a pretax restructuring charge of $45.4 million, of which $11.0 million was charged to cost of goods sold and an additional $13.0 million was charged to selling and administrative expenses with the remaining $21.4 million charged to other expense. This charge covered the closing of five shoe factories, the closing of over 150 shoe stores, personnel severance costs associated with a reduction in headquarters administrative staffing and consolidation of the corporation's Brown Shoe and Pagoda divisions, and a provision for additional environmental monitoring costs related to the corporation's closed tannery. The restructuring charge, net of the related tax benefit, resulted in a reduction of $29.5 million, or $1.71 per share, in earnings from continuing operations for fiscal 1993.

At February 3, 1996, no balance remains from restructuring charges recorded in fiscal 1993 excluding environmental reserves discussed in Note 14. To date, $40.4 million of the reserves which were established by the 1993 restructuring charges have been utilized: $12.2 million for asset writeoffs, $11.6 million for lease termination costs, $6.9 million for inventory liquidation costs, $7.1 million for personnel severance costs, net of pension and postretirement gains of $3.6 million, and $2.6 million was utilized in the closing of all remaining factories in 1995. The balance of the 1993 restructuring reserve at January 28, 1995 was $10.7 million excluding environmental reserves discussed in Note 14.



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

The corporation established reserves of $34.8 million in fiscal 1993 for the costs associated with the withdrawal from the Wohl Leased Shoe Department business. Due to earlier-than-expected withdrawals from leased departments at better-than-expected terms, $9.8 million of this reserve was redesignated to cover the exit costs associated with the Cloth World sale and the closure of the Maryland Square catalog operation, previously discussed, and an additional $7.0 and $4.0 million of the reserve was reversed to income in the fourth quarter of 1994 and 1995, respectively.

Summarized results of these businesses are shown separately as Discontinued Operations in the accompanying consolidated financial statements. Operating results of these businesses are as follows (in thousands):

                                    1994         1993
                                  --------     --------
Net sales                         $148,980     $529,617
                                  ========     ========
Earnings before income taxes      $  1,650     $  6,253
Income taxes                           368        1,955
                                  --------     --------
Earnings from operations          $  1,282     $  4,298
                                  ========     ========

NOTE 4: RETIREMENT AND OTHER BENEFIT PLANS
- ------------------------------------------
The corporation's pension plan covers substantially all full-time United States employees. Under the plan, salaried and management employees' pension benefits are based on the employee's highest consecutive five years of compensation during the ten years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The corporation's funding policy for all plans is to make the minimum annual contributions required by applicable regulations. The corporation also participates in a multiemployer plan, which provides defined benefits to certain of the corporation's union employees.

The following table sets forth the plan's funded status at the December 31, 1995 and 1994 measurement dates, and amounts recognized in the corporation's Consolidated Balance Sheet at February 3, 1996 and January 28, 1995 (in thousands):



                                           1995         1994
                                         --------     --------
Actuarial present value of
benefit obligations:
Vested benefit obligation                $109,461     $ 90,514
                                         ========     ========
Accumulated benefit obligation           $110,646     $ 92,336
                                         ========     ========
Projected benefit obligation             $118,635     $100,526
Plan assets at fair value                 154,026      132,266
                                         --------     --------
Excess of plan assets over projected
benefit obligation                         35,391       31,740
Unrecognized net loss                         905        2,540
Unrecognized prior service costs             (782)       3,864
Unrecognized net transition asset          (2,437)      (3,351)
                                         --------     --------
Prepaid pension cost recognized in
the balance sheet                        $ 33,077     $ 34,793
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

Prior service costs are amortized over the average remaining service period of employees expected to receive benefits under the plan. Pension costs included the following components (in thousands):

                                    1995        1994        1993
                                  --------    --------    --------
Service cost                      $  4,306    $  5,828    $  6,180
Interest cost                        8,638       9,957       9,532
Actual return on plan assets       (41,055)     20,269     (30,847)
Net amortization and deferral       28,207     (37,823)     12,864
Multiemployer plan                      23          78         143
                                  --------    --------    --------
Total pension (income)
expense                           $    119    $ (1,691)   $ (2,128)
                                  ========    ========    ========
Actuarial assumptions used were:
Discount rate                         7.00%       8.75%       7.25%
Expected return on plan assets        9.50%       9.50%       9.50%
Compensation increase                 4.50%       5.00%       5.00%

In addition, the corporation recognized net curtailment/settlement gains (losses) in fiscal 1995 and 1994 of ($1.8) million and $3.4 million, respectively, related to employee terminations due to personnel reductions as part of the corporation's restructuring, factory closures and discontinued operations. These net gains (losses) affected restructuring, factory closure and discontinued operations reserves originally established in fiscal 1995 and 1993.

The corporation's defined contribution 401(k) plan covers salaried, management and certain hourly employees who have at least one year of service and who are at least 21 years of age. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The corporation's expense for this plan was $2.3 million in 1995, $2.5 million in 1994 and $3.4 million in 1993.

In addition to providing pension benefits, the corporation sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried employees who had become eligible for benefits by January 1, 1995, and hourly employees. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retirees' contributions are adjusted annually and the corporation intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.

The following tables set forth the plans' funded status reconciled with the amounts in the corporation's Consolidated Balance Sheet at February 3, 1996 and January 28, 1995
(in thousands):

                                      1995                  1994
                                ------------------    ------------------
                                           Life                  Life
                                Health   Insurance    Health   Insurance
                                Plans      Plans      Plans      Plans
                               --------  ---------   --------  ---------
Accumulated postretire-
ment benefit obligations:
Retirees                        $3,604    $5,071      $ 3,379   $4,850
Active participants                472       100        1,861      165
                                ------    ------      -------   ------
                                 4,076     5,171        5,240    5,015
Plan assets                         --        --           --       --
                                ------    ------      -------   ------
Accumulated obligation in
excess of plan assets            4,076     5,171        5,240    5,015
Unrecognized net
gain (loss)                      4,640      (211)       4,804      (23)
                                ------    ------      -------   ------
Accrued postretirement
benefit cost                    $8,716    $4,960      $10,044   $4,992
                                ======    ======      =======   ======

                                       26

Net postretirement benefit cost for 1995, 1994, and 1993 included the following components (in thousands):

                                                            Life
                                          Health          Insurance
                                          Plans             Plans
                                         --------         ---------
1995
Service cost                              $   162           $  5
Interest cost                                 407            385
Net amortization cost                        (878)            --
                                          -------           ----
Postretirement benefit cost (income)      $  (309)          $390
                                          =======           ====
1994
Service cost                              $   266           $ 15
Interest cost                                 443            397
Net amortization cost                        (845)             7
                                          -------           ----
Postretirement benefit cost (income)      $  (136)          $419
                                          =======           ====
1993
Service cost                              $   534           $ 25
Interest cost                                 667            387
Net amortization cost                      (2,088)            --
                                          -------           ----
Postretirement benefit cost (income)      $  (887)          $412
                                          =======           ====

In addition to the net postretirement benefit expense, the corporation recognized net curtailment gains in fiscal 1995 and 1994 of $.7 million and $.6 million, respectively, related to employee terminations due to personnel reductions as part of the corporation's restructuring, plant closures and discontinued operations. These net gains increased the restructuring, factory closure and discontinued operations reserves originally established in fiscal 1995 and 1993.

In the fourth quarter of 1993, the corporation terminated postretirement health care coverage for salaried employees who were not eligible by January 1, 1995. The effect of this change was the recognition of a pretax gain of $1.8 million.

Actuarial assumptions used were (in thousands):

                                         1995        1994        1993
                                        ------      ------      ------
Projected health care
cost trend rate (A)                      7.50%       8.75%       9.00%
Ultimate trend rate (A)                  5.00%       5.75%       5.00%
Year ultimate trend rate
is achieved                              2001        2001        2001
Effect of a 1% point increase in the
health care cost trend rate on the
postretirement benefit obligation       $ 132       $ 193       $ 309


Effect of a 1% point increase in the
health care cost trend rate on the
aggregate of service and
interest cost                           $  26       $  34       $  84
Discount rate                            7.00%       8.75%       7.25%

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

NOTE 5: INCOME TAXES
- --------------------
The components of earnings from continuing operations before income taxes and cumulative effect of accounting change consisted of Domestic earnings
(loss) before taxes of ($18.6) million, $46.5 million, and ($29.1) million in 1995, 1994, and 1993, respectively, and Foreign earnings before taxes of $13.9 million, $13.5 million, and $13.9 million in 1995, 1994, and 1993, respectively.

The components of income tax (income) expense are as follows (in thousands):

                                      1995        1994       1993
                                    --------    --------   --------
Federal
Currently payable                   $(7,220)    $(8,389)   $  2,777
Deferred                             (2,485)     29,732     (14,215)
                                    -------     -------    --------
                                     (9,705)     21,343     (11,438)
State                                  (399)        355       3,390
Foreign                               4,681       4,707       2,167
                                    -------     -------    --------
Total income tax expense (benefit)
on earnings (loss) from continuing
operations before cumulative
effect of accounting changes         (5,423)     26,405      (5,881)
Tax benefit of cumulative effect
of accounting changes                    --          --      (1,192)
Tax expense (benefit) of
discontinued operations:
  Results of operations                  --         368       1,955
  (Provision) credit for disposal     1,400       2,450     (10,454)
                                    -------     -------    --------

Total income tax
expense (benefit)                   $(4,023)    $29,223    $(15,572)
                                    =======     =======    ========

The corporation received income tax refunds, net of payments, of $9.8 million and $1.2 million in fiscal 1995 and 1994. Cash payments of income taxes for fiscal 1993 were $12.9 million.

The differences between the tax expense (benefit) from continuing operations reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% are as follows (in thousands):

                                     1995        1994        1993
                                   --------    --------    --------
Income taxes at
statutory rate                     $(1,654)     $20,990    $(5,312)
State income taxes, net
of federal tax benefit                (259)         231      2,203
Foreign tax in excess of
(less than) domestic rate              337           55     (2,056)
Effect of revaluation of net
deferred tax assets due to 1993
increase in federal tax rate
from 34% to 35%                         --           --       (422)
Provision for (recovery of)
tax assessment (A)                  (5,837)       5,837         --
Valuation of temporary
differences                          2,700           --         --
Other                                 (710)        (708)      (294)
                                   -------      -------    -------
                                   $(5,423)     $26,405    $(5,881)
                                   =======      =======    =======

(A) Represents tax and interest (net of tax) related to an Internal Revenue Service assessment on a portion of the corporation's unremitted foreign earnings. In January 1995, the U.S. Tax Court issued a judgment in favor of the Internal Revenue Service; however, this judgment was reversed by an Appeals Court ruling in fiscal 1995. The IRS has appealed the most recent ruling, but the corporation believes it will prevail.

Significant components of the corporation's deferred income tax assets and liabilities are as follows (in thousands):

<CAPTION
                                              1995         1994
                                            --------     --------
Deferred tax assets
Employee benefits, compensation,
and insurance                               $ 8,667      $ 8,589
Allowance for doubtful accounts               3,818        3,484
Inventory capitalization and
inventory reserves                            4,456        1,940
Discontinued operations, restructuring,
and store closing reserves                    3,511        6,669
Postretirement and postemployment
benefit plans                                 5,581        5,991
Tax loss carryforward                        14,037        8,631
Other                                         8,840        6,856
                                            -------      -------
   Total deferred tax assets                 48,910       42,160

                                              1995         1994
                                            --------     --------
Deferred tax liabilities
Excess depreciation                          (7,347)      (9,633)
Retirement plans                            (11,626)     (11,481)
LIFO inventory valuation                     (7,753)      (8,807)
Other                                        (2,956)      (1,623)
                                           --------     --------
   Total deferred tax liabilities           (29,682)     (31,544)
Valuation allowance                          (3,300)          --
                                           --------     --------
Net deferred income tax asset              $ 15,928     $ 10,616
                                           ========     ========

The corporation provided a deferred tax asset valuation allowance of $2.7 million in fiscal 1995, bringing the total valuation reserve balance to $3.3 million. The valuation provision in fiscal 1995 was the result of decreased domestic earnings of the corporation. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

At February 3, 1996, the corporation has net operating loss carryforwards for federal income tax purposes of $40.1 million which are available to offset future federal taxable income through fiscal 2010.

As of February 3, 1996, there are approximately $37.0 million of accumulated unremitted earnings from the corporation's Canadian subsidiary and approximately $62.0 million from other foreign entities on which deferred taxes have not been provided. Based on the current United States and Canadian income tax rates, it is anticipated that no additional United States tax would be incurred if the accumulated Canadian earnings were distributed. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of foreign tax credits, of approximately $21.0 million would be due.

NOTE 6: BUSINESS SEGMENT INFORMATION
- ------------------------------------
The corporation operates in the Footwear industry throughout the world. Operations include the sourcing, wholesale distribution, and retailing of women's, men's and children's foot-wear. In 1995, approximately 62% of the corporation's sales were at retail, compared to 54% in 1994 and 52% in 1993.

The corporation conducts foreign operations in the Far East, South America and Europe where footwear is sourced for sale primarily to United States customers and to a lesser extent European, Latin American and Asian Pacific customers, and in Canada, where there are both manufacturing and retailing operations. A summary of the corporation's operations by geographic area follows (in thousands):
                                       28

                                  1995         1994         1993
                               ----------   ----------   ----------
Net Sales
United States                  $1,065,143   $1,030,315   $  965,423
Far East                          282,580      310,902      291,106
Canada                             69,244       67,225       66,107
Latin America, Europe
and Other                          78,697       90,417       71,082
Inter-Area Transfers              (39,768)     (37,222)     (32,679)
                               ----------   ----------   ----------
                               $1,455,896   $1,461,637   $1,361,039
                               ==========   ==========   ==========
Operating Income
United States (A)(B)           $    8,741   $   64,472   $   (1,283)
Far East                              748        5,972        9,992
Canada                              6,358        6,565        3,330
Latin America, Europe
and Other                           8,251        1,621        1,516
Less corporate, interest
and other (expense)               (28,824)     (18,659)     (28,732)
                               ----------   ----------   ----------
                               $   (4,726)  $   59,971   $  (15,177)
                               ==========   ==========   ==========
Identifiable Assets
United States                  $  511,435   $  504,026   $  607,138
Far East                           55,754       59,660       70,097
Canada                             45,674       41,909       39,487
Latin America, Europe
and Other                          48,193       30,920       23,208
                               ----------   ----------   ----------
                               $  661,056   $  636,515   $  739,930
                               ==========   ==========   ==========

Inter-area transfers to affiliates are generally priced to recover cost plus an appropriate margin for profit. Identifiable foreign assets consist primarily of cash items, receivables and inventories.




(A) 1995 includes a charge of $14.1 million for the costs of closing the remaining five Brown Shoe Company domestic manufacturing plants, partially offset by a LIFO recovery of $10.1 million from the liquidation of related inventories.

(B) 1993 includes charges totaling $45.4 million to establish reserves for the closing of retail stores, factory closings, inventory liquidation associated with the store closings and additional costs for environmental monitoring related to U.S. footwear operations.

NOTE 7: INVENTORIES
- -------------------
Inventories are valued at the lower of cost or market determined principally by the last-in, first-out (LIFO) method and consist of the following (in thousands):

                                 February 3,         January 28,
                                    1996                1995
                                 -----------         -----------
Finished goods                    $329,184            $298,235
Work-in-progress                     1,843               4,193
Raw materials and supplies          11,255              19,601
                                  --------            --------
                                  $342,282            $322,029
                                  ========            ========

If the first-in, first-out (FIFO) cost method had been used, inventories would have been $27.7 million and $37.3 million higher at February 3, 1996 and January 28, 1995, respectively.

During fiscal 1995 and 1994, certain inventories were reduced at Brown Shoe Company and other of the corporation's divisions, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. On an aftertax basis, the effect of this liquidation was to increase 1995 and 1994 net income by $6.6 and $6.7 million, respectively.

NOTE 8: PROPERTY AND EQUIPMENT
- ------------------------------
Property and equipment consist of the following (in thousands):

                                      February 3,         January 28,
                                         1996                1995
                                      -----------         -----------
Land and buildings                     $  29,721           $  35,528
Leasehold improvements                    41,903              35,829
Furniture, fixtures, and equipment       119,833             131,870
                                       ---------           ---------
                                         191,457             203,227
Allowances for depreciation
and amortization                        (103,737)           (110,323)
                                       ---------           ---------
                                       $  87,720           $  92,904
                                       =========           =========

In fiscal 1995, the corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. An evaluation of the fair value of the assets associated with the corporation's retail store operations resulted in the determination that certain store assets were impaired. The impaired assets were written down by $2.1 million. Fair value was based on estimated future cash flows to be generated by these retail stores, discounted at a market rate of interest. This writedown is included in the "Other Expense (Income)" amount for fiscal 1995 on the Statement of Consolidated Earnings. Due to the large number of new retail stores opened by the corporation in the last several years, it is possible that the estimate of undiscounted cash flows may change as these stores mature, potentially resulting in the need to write-down those assets to fair value.

NOTE 9: LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS
- -------------------------------------------------------
Long-term debt, including capitalized lease obligations, net of unamortized discounts and current maturities, consists of the following (in thousands):

                                       February 3,         January 28,
                                          1996                1995
                                       -----------         -----------
7.36% Sinking Fund Debentures,
payments of $10,000 due
annually beginning 1999                 $ 50,000            $     --
8.45%-8.6% Debentures due 1999            15,000              15,000
7.07%-8.83% Debentures due 2002           19,990              19,988
7.125% Debentures due 2003                15,000              15,000
7.375% Sinking Fund Debentures,
payments of $2,000 due
annually to 1998                           1,999              3,997
Capitalized lease obligations              3,481              3,479
Commercial paper                              --             25,000
6.47% Senior notes due 1996                   --             50,000
Other                                         --                749
                                        --------           --------
                                        $105,470           $133,213
                                        ========           ========

Maturities of long-term debt and capitalized lease obligations for 1996 through 2000 are: 1996--$2.0 million; 1997--$2.0 million; 1998--$0;
1999--$25.0 million; and 2000--$10.0 million.

In 1995, the corporation refinanced $50.0 million of 6.47% unsecured Senior notes due in February 1996 with $50.0 million of 7.36% unsecured Senior notes. The agreement requires annual payments of $10.0 million beginning in 1999.

Additionally in 1995, the corporation amended certain terms of its $200.0 million revolving bank Credit Agreement, which will now expire in December 1999. Interest on borrowings under this agreement is at varying rates and at the corporation's option, based on one of the following: the Eurodollar rate, the competitive bid rate, the First National Bank of Chicago's corporate base rate or the Federal funds rate. A commitment fee of .25% is payable on the unused portion of the agreement.

The Senior notes and Credit Agreement contain covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and long-term debt-to-capital, establish minimum levels of net worth and working capital, and limit the sale of assets and the level of liens and certain investments.

The corporation maintains short-term lines of credit (including the revolving bank Credit Agreement) which total approximately $207.8 million at February 3, 1996. The maximum amount of short-term borrowings (under these arrangements and in the form of commercial paper) at the end of any month was $121.5 million in 1995 and $190.3 million in 1994. The average short-term borrowings during the year were $92.4 million in 1995 and $130.5 million in 1994. The weighted average interest rates approximated 7.0% and 4.5% in 1995 and 1994, respectively.

In December 1992, the corporation entered into a three-year interest rate swap agreement, for which cash consideration of $3.2 million was received in 1992. Under the agreement, the corporation is paying a fixed rate of 81/8% on a notional amount of $75.0 million and is receiving a fixed rate of 6.47% on a notional amount of $50.0 million and a floating rate based on LIBOR on the remaining notional amount of $25.0 million. The cash consideration received on the swap has been deferred and is being amortized as an offset to interest expense over the life of the agreement, which expires in April 1996.

Cash payments of interest for fiscal 1995, 1994, and 1993 were $16.0 million, $15.8 million, and $18.4 million, respectively.

NOTE 10: LEASES
- ---------------
The corporation leases substantially all of its retail locations and certain other equipment and facilities. More than half of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                           1995         1994         1993
                          -------      -------      -------
Minimum payments          $77,814      $67,199      $63,644
Contingent payments         3,303        2,871        2,194
                          -------      -------      -------
                          $81,117      $70,070      $65,838
                          =======      =======      =======

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at February 3, 1996 (in thousands):

                                                            Operating
                                                             Leases
- --------------------------------------------------------------------------
1996                                                        $ 83,091
1997                                                          76,049
1998                                                          63,707
1999                                                          50,241
2000                                                          35,598
Thereafter                                                   116,120
                                                            --------
Total minimum lease payments                                $424,806
                                                            ========

The corporation is contingently liable for lease commitments of approximately $77.9 million which primarily relate to the Cloth World and Meis specialty retailing chains which were sold.

NOTE 11: FINANCIAL INSTRUMENTS
- ------------------------------
The corporation utilizes derivative financial instruments only to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are interest rate swaps, interest rate futures, options on interest rate futures, and foreign exchange contracts. The corporation is exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements generally are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal. The corporation does not hold or issue financial instruments for trading purposes.

The corporation enters into foreign exchange contracts to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these exchange contracts are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the corporation from the risk that the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates. In addition, the corporation also hedges certain foreign currency assets and liabilities through the use of non-deliverable foreign exchange contracts.

The United States dollar equivalent of contractual amounts of the corporation's forward exchange contracts consist of the following (in thousands):

<CAPTION

                                 February 3,         January 28,
                                    1996                1995
                                 -----------         -----------
Deliverable Contracts
Italian Lira                       $12,600             $10,500
French Francs                        8,600               2,000
Canadian Dollars                     4,400               2,600
Other Currencies                     2,000               2,600

Non-Deliverable Contracts
New Taiwanese Dollars                6,900                  --
Brazilian Real                       4,900                  --
Other Currencies                     1,500                  --
                                   -------             -------
                                   $40,900             $17,700
                                   =======             =======

The unrealized gains related to these contracts, based on dealer-quoted prices, were $535,000 at February 3, 1996 and $114,000 at January 28, 1995.

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

The corporation periodically purchases interest rate futures and options on interest rate futures, which effectively serve as interest rate caps, to reduce the impact of potential increases in interest rates on its floating-rate debt. At January 28, 1995, the corporation had several options on interest rate futures, which entitled the corporation to receive from a counterparty the amount, if any, by which the interest payments on up to $35 million of floating-rate debt exceeds 7 percent for the period ending December 1995. The premium paid for these options is included in other assets and is being amortized to interest expense over the term of the underlying hedged instrument. The amount of unamortized premium included in other assets and the unrealized gain on these options at January 28, 1995, was not material. Amounts received under these options are recognized as adjustments to interest expense over the life of the related debt. At February 3, 1996, the corporation held no interest rate futures or options.

In 1992, the corporation entered into a three-year interest rate swap agreement which is discussed in Note 9. The purpose of entering into this agreement was to reduce the interest cost of $75 million of long-term debt.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
- --------------------------------------------
The carrying amounts and fair values of the company's financial instruments at February 3, 1996 and January 28, 1995 are as follows (in thousands):


                                1995                      1994
                         ------------------        ------------------
                         Carrying     Fair         Carrying     Fair
                          Amount      Value         Amount      Value
                         --------    -------       --------    -------
Liabilities
Long-Term Debt           $107,470    $109,626      $135,276    $132,374
Interest Rate Swap            202         635         1,272       1,491

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

The corporation maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the corporation's policy is designed to limit exposure to any one institution or geographic region. The corporation's periodic valuations of the relative credit standing of these financial institutions are considered in the corporation's investment strategy.

The corporation's footwear wholesaling businesses sell primarily to department stores, mass merchandisers, and independent retailers across the United States, Canada, and throughout the world. Receivables arising from these sales are not collateralized, however, a portion are covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The corporation establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

NOTE 14: COMMITMENTS AND CONTINGENCIES
- --------------------------------------
The corporation is involved in environmental remediation and ongoing compliance at several sites. The corporation has completed remediation efforts at its closed New York tannery and two associated landfills. As such, in September 1995, state environmental authorities reclassified the status of the site to one that has been properly closed and that requires only continued maintenance and monitoring. This change in status has allowed the corporation to reliably estimate the future liability for monitoring and maintenance, which is required over the next 28 years, based on a specific site plan. Accordingly, in the third quarter of 1995, the estimated liability of $5.3 million related to this site was discounted, using a 6.4% rate, resulting in a $2.0 million reduction in the previously recorded liability of $4.7 million. This increase in earnings was included in "Other Expense (Income)" on the Consolidated Statements of Earnings. Charges related to the New York tannery site were $1.7 million in fiscal 1992 and an additional $6.6 million in fiscal 1993 due to a change in the expected holding period of the property. The 1993 charge included $5.0 million recorded in conjunction with restructuring charges in January 1994.

The expected payments for the next five years are approximately $.2 million per year with the balance due thereafter.

In 1994, the corporation became aware of potential exposure at an owned factory that is currently leased to another party. Preliminary testing was completed in late 1994, and remediation work began in 1995. In addition, various federal and state authorities have identified the corporation as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. The expected remaining costs related to the owned, but leased, factory and the various landfills total $.8 - $1.0 million. At February 3, 1996, the total accrued environmental liabilities for all sites, including the above discounted liability, total $3.1 million.

NOTE 15: CAPITAL STOCK
- ----------------------
Common Stock
- ------------
The corporation's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At February 3, 1996 and January 28, 1995, there were 17,930,977 shares and 17,969,892 shares, net of 4,074,920 shares and 4,036,005 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BG). There were approximately 6,000 shareholders of record at March 1, 1996.

In March 1996, the corporation replaced its previous Shareholder Rights Plan, which had expired, with a comparable plan. Under the plan, each outstanding share of the corporation's common stock carries one Common Stock Purchase Right. The rights may only become exercisable under certain circumstances involving acquisition of the corporation's common stock by a person or group of persons without the prior written consent of the corporation. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the corporation's common stock or shares of common stock of the acquiring person at discounted prices. The rights will expire on March 18, 2006 unless they are earlier exercised, redeemed or exchanged.

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

Options for 427,797 and 575,560 shares were exercisable as of February 3, 1996 and January 28, 1995, respectively, at prices ranging from $23 to $39. Under the plan 42,950 and 484,500 additional shares of common stock were available to be granted in the form of options or restricted stock as of February 3, 1996 and January 28, 1995, respectively.

The following summary sets forth the activity for the three years ended February 3, 1996:

                               Number of
                       ------------------------
                       Option       Appreciation          Grant
                       Shares           Units             Prices
                       ------       ------------          ------
Outstanding
January 30, 1993      1,210,353        63,893           $23 to $41
Granted                  10,000            --            32 to  34
Exercised              (208,054)           --            23 to  33
Terminated             (101,781)       (8,748)           23 to  41
                      ---------       -------
Outstanding
January 29, 1994        910,518        55,145            23 to  39
Granted                  48,500            --            30 to  38
Exercised              (265,893)      (14,548)           23 to  35
Terminated              (59,815)           --            23 to  39
                      ---------       -------
Outstanding
January 28, 1995        633,310        40,597            23 to  39
Granted                 413,000        30,158            14 to  24
Exercised               (18,225)           --            23 to  26
Terminated             (154,663)       (3,059)           23 to  39
                      ---------       -------
Outstanding
February 3, 1996        873,422        67,696           $14 to  $39
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

Restricted shares forfeited exceeded net grants by 36,875 shares in 1995. Net shares granted in 1994 and 1993 were 168,000 and 132,500, respectively.



NOTE 17: SUPPLEMENTARY INFORMATION
- ----------------------------------
Balance Sheet
- -------------
Cash equivalents of $22.3 million and $17.4 million at February 3, 1996 and January 28, 1995, respectively, are stated at cost which approximates fair value.

Statement of Consolidated Earnings
- ----------------------------------
Advertising costs totaled $51.8 million, $44.2 million, and $42.6 million in 1995, 1994, and 1993, respectively.

Other expense (income) consisted of the following
(in thousands):

                             1995         1994         1993
                           --------    ---------     --------
Interest income            $(1,762)    $ (1,521)     $(1,499)
Restructuring charges        3,600           --       21,400
Royalty income              (2,996)      (3,003)      (2,711)
Countervailing duty             --       (9,819)          --
Other, net                   2,788        2,023        4,001
                           -------     --------      -------
Total                      $ 1,630     $(12,320)     $21,191
                           =======     ========      =======

- -------------------------------
REPORTS ON FINANCIAL STATEMENTS
- -------------------------------

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

The corporation's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all the corporation's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

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

/s/ B. A. Bridgewater, Jr.        /s/ Harry E. Rich
- --------------------------        -----------------
Chief Executive Officer           Chief Financial Officer


REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS
- ----------------------------

Shareholders and Board of Directors
Brown Group, Inc.

We have audited the accompanying consolidated balance sheets of Brown Group, Inc. as of February 3, 1996 and January 28, 1995, and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Group, Inc. at February 3, 1996 and January 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, in 1995 the company changed its method of accounting for the impairment of long-lived assets and in 1993, as discussed in Note 4, changed its method of accounting for postemployment benefits.

/s/ Ernst & Young, LLP
- ----------------------
St. Louis, Missouri
March 6, 1996

- -----------------------------------
SUPPLEMENTARY FINANCIAL INFORMATION
- -----------------------------------

Selected Quarterly Information (unaudited)
- ------------------------------
Following is a summary of selected quarterly information (in thousands, except per share) for fiscal years ended February 3, 1996, and January 28, 1995.

                                                 Quarters
                             ----------------------------------------------
                               First       Second      Third       Fourth
                             ----------  ----------  ----------  ----------
                             (13 Weeks)  (13 Weeks)  (13 Weeks)  (14 Weeks)

1995
Net Sales                     $357,442    $342,861    $406,921    $348,672
Gross Profit                   120,195     116,509     144,009     126,258
Earnings (Loss) From:
   Continuing Operations        (4,411)     (8,381)      9,715       3,774
   Discontinued Operations          --          --          --       2,600
Net Earnings (Loss)             (4,411)     (8,381)      9,715       6,374
Per Share of Common Stock:
   Earnings (Loss) From
    Continuing Operations     $   (.25)   $   (.48)   $    .55    $    .21
   Net Earnings (Loss)            (.25)       (.48)        .55         .36
   Dividends Paid                  .40         .40         .25         .25
   Market Value:
   High                         33 1/4      26 7/8      25 1/4      15 5/8
   Low                          27 3/4      21 3/4      13 3/4      12 3/4


                             (13 Weeks)  (13 Weeks)  (13 Weeks)  (13 Weeks)
1994
Net Sales                     $369,488    $353,000    $406,934    $332,215
Gross Profit                   127,460     123,801     139,512     121,490
Earnings (Loss) From:
   Continuing Operations         7,334       7,533      14,926       3,773
   Discontinued Operations         597         (92)        777       4,550
Net Earnings                     7,931       7,441      15,703       8,323
Per Share of Common Stock:
   Earnings From Continuing
    Operations                $    .42    $    .43    $    .85    $    .21
   Net Earnings                    .45         .42         .89         .47
   Dividends Paid                  .40         .40         .40         .40
   Market Value:
    High                        38 1/2      38 1/2      37 7/8      32 5/8
    Low                         34 5/8      34 1/2      33 3/8      30 1/4

Note 1: 1995 results from continuing operations include a net aftertax charge of $2.6 million for factory closings partially offset by a LIFO credit related to the liquidation of manufacturing inventories. The net effect on the quarterly results of fiscal 1995 is an aftertax charge of $7.2 million in the second quarter and aftertax credits of $3.2 million and $1.4 million in the third and fourth quarters, respectively.

Directors' and Officers' Liability Insurance: The New York Business Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1995, the corporation renewed, for a one-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group, and National Union Fire Insurance Company of Pittsburgh, Pennsylvania. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Group, Inc., and its subsidiary companies. The policy premium for a one-year term is $158,200. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

- -------------------------------------------
DIRECTORS, OFFICERS AND OPERATING COMMITTEE
- -------------------------------------------

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

Joseph L. Bower 1,3
Donald Kirk David Professor, Chairman of Doctoral Programs and Director of Research, Harvard Business School

Julie C. Esrey 2
Director of various organizations


Joan F. Lane 1,3,4
Consultant to higher education, currently associated with Stanford University; foundation trustee

Richard A. Liddy 2
Chairman of the Board, President and Chief Executive Officer, General American Life Insurance Company

John Peters MacCarthy
Retired Chairman of the Board and Chief Executive Officer, Boatmen's Trust
Company

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
Corporate and civic director

1  Member of Executive Committee
2  Member of Audit Committee
3  Member of Compensation Committee
4  Member of governance and Nominating Committee

Honorary Director:
- ------------------
W. L. Hadley Griffin
Retired Chairman of the Board of Brown Group, Inc.

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

David H. Schwartz
President, Pagoda Trading

Thomas A. Williams
Vice President -- Footwear Wholesaling, President, Brown Shoe Company and Chairman, Pagoda

E. Lee Wyatt, Jr.
Senior Vice President -- Finance and Administration, Brown Shoe Company and
Pagoda

George J. Zelinsky
Senior Vice President and General Merchandise Manager, Famous Footwear

Secretary to the Committee:
- ---------------------------
Richard C. Schumacher
Vice President and Controller

- --------------------
INVESTOR INFORMATION
- --------------------

Corporate Headquarters
- ----------------------
Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029

(314) 854-4000 Telephone
(314) 854-4274 Fax

Internet Address
- ----------------
http://www.browngroup.com

Form 10-K Annual Report
- -----------------------
A copy of the company's Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request to:

Vice President and Treasurer
Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029

Annual Meeting
- --------------
11:00 a.m.
Thursday, May 23, 1996
Brown Group, Inc.
Corporate Headquarters
8300 Maryland Avenue
St. Louis, Missouri

News releases
- -------------
As a service to our shareholders and prospective investors, copies of Brown Group, Inc.'s recent news releases can be transmitted at no charge via fax by calling "Company News On Call" at 1-800-758-5804 ext. 109435. This electronic, menu-driven system, a service of PR Newswire, allows callers to receive specific Brown Group, Inc. financial news releases within minutes of request.

Stock Listed
- ------------
Brown Group stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (ticker symbol BG).

Number of shareholders of record
- --------------------------------
6,000




Transfer Agent, Registrar and Dividend Disbursing Agent
- -------------------------------------------------------
Boatmen's Trust Company
Corporate Trust Division
510 Locust Street
St. Louis, Missouri 63101


Dividend Reinvestment Plan
- --------------------------
A dividend reinvestment plan is offered to shareholders of Brown Group, Inc. The plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash. For more information contact:

Boatmen's Trust Company
Corporate Trust Division
510 Locust Street
St. Louis, Missouri 63101
(314) 466-1581 or
(800) 456-9852

Trustee of Debentures/Notes
- ---------------------------
Citibank, N.A.
111 Wall Street
New York, New York 10043

Independent Auditors
- --------------------
Ernst & Young LLP
St. Louis, Missouri

Number of employees
- -------------------
11,000

Brown Group, Inc. is an equal opportunity employer.

Printed on recycled paper with soy inks.

                         Brown Group Inc.
                       8300 Maryland Avenue
                        Post Office Box 29
                   St. Louis, Missouri 63166-0029