Form 10-K405, Exhibit 13
period 1997-02-01
BROWN GROUP INC
filed 1997-04-22
CIK 14707

Brown Group, Inc.






                             1996 Annual Report





          A LEADING FOOTWEAR COMPANY WITH WORLDWIDE OPERATIONS
































CONTENTS
--------
1
Corporate Overview

2
Letter to Shareholders

6
Famous Footwear

8
Brown Shoe Company

12
Canadian Operations

13
Financial Statements

40
Directors, Officers and Operating Committee

41
Investor Information






















------------------
CORPORATE OVERVIEW
------------------

The Company:   Brown Group, Inc. is a leading footwear company with
worldwide operations. Through both retail and wholesale businesses, Brown Group markets a diverse range of high-value footwear for women, men and children. During 1996, the Company achieved better execution at all levels, improved expense leverage, and developed strong, targeted marketing programs.

Famous Footwear:   Famous Footwear is the largest chain of branded family
shoe stores in the United States, with 794 stores in 45 states. These stores feature brand name shoes for less, including athletic, dress and casual shoes for women, men and children.

Brown Shoe Company: Brown Group's footwear brands are sold through Brown Shoe Company and its Branded Marketing, Pagoda and Naturalizer Retail divisions. In 1996, 78 million pairs of shoes were sourced by the Company through a flexible structure of offices all over the world. This worldwide sourcing structure, combined with a dynamic marketing organization, makes Brown Shoe Company a market leader in the footwear industry.

Canadian Operations: In Canada, Brown Group's Wholesale division markets brand name footwear for women, men and children. The Company's Canadian Retail division operates 100 Naturalizer specialty stores and 16 F. X. LaSalle better-grade shoe stores in Canada.

--------------------------------
PIE CHART
$1.525 Billion Sales
Fiscal Year 1996

  51% Famous Footwear

  44% Brown Shoe Company
  11% Branded Marketing division
  24% Pagoda division
  9%  Naturalizer Retail division

  5%  Canadian Operations
  3%  Canadian Retail division
  2%  Canadian Wholesale division
--------------------------------


--------------------
FINANCIAL HIGHLIGHTS
--------------------

In thousands, except per share data and percentages

For the Fiscal Years Ended February 1, 1997, February 3, 1996 and January
28, 1995
                                            1996        1995        1994
                                        ----------   ----------  ----------
                                         (52 Weeks)  (53 Weeks)  (52 Weeks)
Operating Results
Net sales                                $1,525,052  $1,455,896  $1,461,637
Gross profit                                566,764     506,971     512,263
Net earnings                                 20,315       3,297      39,398
Per Share of Common Stock
Net earnings                                   1.15         .19        2.24
Dividends                                      1.00        1.30        1.60
Shareholders' equity                          13.19       12.92       13.90
Financial Position
Total assets                                722,375     661,056     636,515
Working capital                             301,020     209,399     259,178
Shareholders' equity                        237,037     231,636     249,727
Return on beginning shareholders' equity       8.8%        0.3%       14.4%
Current ratio                                 2.1:1       1.7:1       2.2:1


-------------------
TO OUR SHAREHOLDERS
-------------------

1996 was a year in which Brown Group made good progress recovering from severely depressed results the prior year. Net earnings were $20.3 million or $1.15 per share, sales increased 5 percent to $1.525 billion, and the price of the Company's stock began the recovery to which management is committed, as total return to shareholders was 32 percent. This performance reflects the value of more than a decade of structural change completed in 1995, which concentrated the Company in strengthening segments of the shoe business; operating improvements were made in most major parts of the Company.

Priorities which guide our plans and progress: In last year's Annual Report to Shareholders, I summarized the four priorities that have guided management and the Board of Directors as the Company has been strategically repositioned, and as steps to strengthen operations have been taken. During 1996, and as we move into 1997, those priorities have continued to guide Brown Group's plans and progress:

* TO DEVELOP AND INVEST IN OUR SUCCESSFUL GROWTH BUSINESSES, RECOGNIZING THAT THIS IS THE BEST PROVEN WAY TO BUILD LONG-TERM VALUE FOR SHAREHOLDERS. We continued to pursue this priority in 1996, but more cautiously than in prior years. Specifically, after a period of substantial investment in and growth of the Famous Footwear chain, a strategic slow-down in expansion in the latter part of 1995 and in 1996 was necessary to allow management to achieve better execution and cost control.

In 1996 Famous Footwear began to absorb the costs of the 1994-95 rapid expansion, which included 320 new stores, extensive systems augmentation, and the addition of a second distribution center. This improved execution in 1996 led to a 44 percent increase in operating earnings to $25 million on an 8 percent sales increase to $781 million. Most 1996 measures of operating performance at Famous Footwear confirm this improvement: total sales dollars per transaction were increased to $42.13 from $40.92; expenses as a percent of sales were reduced by .9 percent and a same-store sales increase of 1.3 percent was accomplished.

During 1996, the Company also increased the strategic investment in brand development and marketing at Brown Shoe Company's wholesale operations -- which include the Branded Marketing and Pagoda divisions. Marketing expenditures at the Branded Marketing division were increased by 11 percent to $16 million in 1996; 1997 plans call for that investment to increase to $21 million. Examples of the advertisements and marketing materials for the Company's wholesale brands are pictured on the cover and on the following pages of this Annual Report.


---------------------------------------------------------------------------
"During the year, Brown Shoe Company's wholesale operations achieved continuing confirmation of a critical turn-around. After the closing of the Company's remaining five shoe factories in 1995, the shift to all import sourcing was well-managed."
---------------------------------------------------------------------------

At Brown Shoe Company's Branded Marketing division, the return to national advertising and targeted marketing programs combined with higher margins and a lower cost base resulting from the shift to all-import sourcing, and a strategic increase in inventories to support better customer service, contributed importantly to the improved results. The combined wholesale operations reported operating earnings of $27 million compared to a slight loss from operations last year, and sales of $541 million were 2 percent higher.

---------------------------------------------------------------------------
Brown Group Chairman B. A. Bridgewater, Jr. (center) with Thomas A. Williams, Corporate Vice President and President -- Brown Shoe Company
(left) and Harry E. Rich, Executive Vice President and Chief Financial Officer in front of the remodeled Naturalizer store at the Galleria in St. Louis, Missouri.
---------------------------------------------------------------------------


* TO MANAGE CHANGING OPERATIONS WITH INTENSITY, EITHER TO "TURN THEM AROUND" OR TO WITHDRAW INVESTMENT FROM THEM. This was our highest priority in 1996, and one that was pursued aggressively. During the year, Brown Shoe Company's wholesale operations achieved continuing confirmation of a critical turnaround. After the closing of the Company's remaining five shoe factories in 1995, the shift to all-import sourcing was well-managed. Results confirm that the Company is now better able to supply customers with intrinsically more valuable branded footwear, at lower cost, through its well-established sourcing operations in Brazil, China and Italy.

At Pagoda International, however, after five years of expansion and investment, lower than anticipated results late in the year were reported and an operating loss was incurred. In 1997, a tightening and consolidation of operations of this global marketing business should lead to improved results. We are committed to managing this business with intensity, and to reestablishing a solid and profitable operating base upon which we can grow.

* TO PROTECT THE BALANCE SHEET AND THE COMPANY'S ABILITY TO FINANCE OUR BUSINESSES, MAINTAINING DEBT AT PRUDENT LEVELS. A capital structure for the future was put in place in 1996. During the fourth quarter, Brown Group completed the sale of $100 million of 91/2 percent senior notes due in 10 years and the negotiation of a new three-year term $155 million revolving bank Credit Agreement, providing for committed working capital and letter of credit financing. In addition, in January 1997, Brown Group completed the modification of an existing $50 million note agreement to establish terms consistent with the Company's other debt arrangements. Within this structure, however, net debt increased in 1996 to 48 percent of total capital at year-end, and we plan in 1997 to achieve positive cash flow and to reduce net borrowings. With these moves, the Company's balance sheet is well-positioned to support continued investment in operations.

* TO RETURN CAPITAL TO THE SHAREHOLDERS THROUGH DIVIDENDS, RECOGNIZING THAT THIS SUPPORTS SHAREHOLDERS' TOTAL RETURN IMPORTANTLY. Brown Group's dividend has contributed importantly to shareholder returns over the years, as the Company has closed or sold obsolescent manufacturing and retailing operations, and returned available capital to the shareholders. In September 1995, as restructuring was concluded with the last plant closings, the dividend was reduced from $.40 to $.25 per share, and that rate was maintained in 1996. The April 1, 1997 dividend payment of $.25 per share marked the 297th consecutive quarterly dividend paid by the Company.

In this letter last year, I emphasized that building shareholder value is management's primary objective, and our obligation. At fiscal year-end, the price of Brown Group shares was $16.50, up from $13.25 at the end of fiscal year 1995. The total return to shareholders in 1996 from investment in our stock was 32 percent. Although the total return to shareholders improved in 1996, we remain committed to increasing the Company's earnings and to continuing to improve Brown Group's total return substantially from the still-depressed 1996 level.

Building brands and businesses: After the extended period of restructuring, Brown Group's organization and operations now comprise three related shoe businesses -- Famous Footwear, Brown Shoe Company and Canadian Operations -- all with good prospects. We will continue to build our brands and businesses, taking advantage of our leading retail position and the competitive advantage provided by our worldwide sourcing capabilities, marketing strengths, and well-recognized brand names.

Famous Footwear -- strengthened execution: At Famous Footwear, we are confident of continued progress in 1997. Strengthened execution of the operations of this business, conservative planned growth, and the maturing of the stores opened in prior years will all contribute to improved results. Although higher markdown costs sharply depressed fourth quarter 1996 results, the sell-through of this merchandise left Famous Footwear's inventory clean and well-positioned to support the stronger and more profitable sales growth which is planned for 1997. During 1996, a net of 20 new Famous Footwear stores was added while 40 Naturalizer Outlet stores were transferred to the Naturalizer Retail division at the beginning of the year. There were 794 stores in operation at fiscal year-end, with a net of 25 new stores planned for 1997.

Brown Shoe Company -- encouraging progress: The progress made throughout the Brown Shoe Company in 1996 was very encouraging. In the Branded Marketing division, sales of the NaturalSport brand of casual shoes increased nearly 50 percent, led by the success of the Roma clog and related styles. The Life Stride brand also had an excellent year in 1996, with an 18 percent sales gain. After several years of declines, sales of the Naturalizer brand leveled out in 1996, as greater emphasis on style, and higher price points were well-accepted. A new Naturalizer advertising campaign this spring, combined with a further shift to casual and tailored merchandise, will be important to Naturalizer's success in 1997. In addition, early testing of the brand's new Energyheel comfort technology has produced good results and the brand will benefit from the promotion of this new category. Orders for the Original Dr. Scholl's Exercise Sandal and new brand extensions have been exceptionally strong, as the early retail sell-through in better-grade department stores has far exceeded planned levels.

At Brown Shoe Company's Pagoda division, higher domestic sales of branded and licensed product resulted in operating earnings that were almost double those of 1995, despite a sharp decline at Pagoda International. Higher sales were led by footwear featuring Disney movie and cartoon characters. During 1996, Pagoda signed a license for the design and sale of footwear featuring characters from the recently released Star Wars trilogy, which will contribute to 1997 results, as will the continued growth of the Connie and Buster Brown brands with mid-tier retailers.

The Naturalizer Retail division's results declined during 1996. After solid same-store sales gains through the first three quarters, holiday business at the Naturalizer stores weakened, as a lack of clearance merchandise led to a same-store sales decline in the fourth quarter. Overall for the year, sales of $130 million were 3 percent below last year's sales. Same-store sales for the year were down 1.2 percent, and an operating loss was again recorded. At fiscal year-end, there were 346 stores in operation, including the 40 Naturalizer Outlet stores transferred at the beginning of the year from Famous Footwear. Improvements in the Naturalizer brand positioning, increased marketing, and a store remodeling program, should all contribute to better 1997 performance in this business.

Canadian Operations -- steady performance: The Company's Canadian Operations continued their steady performance in 1996, with a 6 percent increase in operating earnings to $7 million. Sales for the combined wholesale and retail divisions were up 6 percent to $73 million. These results were led by the retail operations, which reported a same-store sales increase of 7.3 percent for the year.

Management changes and organization building: Brown Group now has a solid base of businesses and management in place to build on the progress we made in 1996, and several changes in Senior Management and the Board of Directors will provide the experienced leadership necessary to achieve continued progress. William A. Dandy recently joined Famous Footwear as Senior Vice President -- Marketing; at Naturalizer Retail, Jeffrey A. Neely was named Senior Vice President and General Manager; David H. Schwartz was promoted to President -- Pagoda Trading and Charles C. Gillman was promoted to Senior Vice President and Director -- Far East Operations for the sourcing division.
Morton I. Sosland and Joan F. Lane retired in 1996 from the Board of Directors after long and valuable service to Brown Group as Directors. During the year, Jerry E. Ritter, immediate past Executive Vice President and Chief Financial and Administrative Officer of Anheuser-Busch Companies, Inc. and Thomas A. Williams, Corporate Vice President and President -- Brown Shoe Company, were elected to the Board of Directors.

In summary -- positioned solidly for continued progress: During 1996, Brown Group made progress in restoring the earning power of our operations. Although plans are cautious for the seasonally slow first quarter, same-store sales increases at Famous Footwear, improving sales of Brown Shoe Company's women's brands and higher forward-orders, continue to be encouraging. Brown Group is positioned solidly for continued progress.

/s/ B. A. Bridgewater, Jr.
--------------------------
Chairman of the Board, President and
Chief Executive Officer

April 16, 1997


---------------------------------------------------------------------------
"At Famous Footwear, we are confident of continued progress in 1997. Strengthened execution of the operations of this business, conservative planned growth, and the maturing of the stores opened in prior years will all contribute to improved results."
---------------------------------------------------------------------------


FAMOUS FOOTWEAR
---------------
Great brands, great selection, great service, best prices! This is what makes Famous Footwear the leading branded family footwear retailer in America. In 45 states throughout the country, Famous Footwear's almost 800 stores and the entire support organization are committed to operational excellence at every level.

Brand name shoes for less: Famous Footwear is proud of its 37-year history of selling "brand name shoes for less for the entire family." Headquartered in Madison, Wisconsin, the chain was acquired by Brown Group in 1981. It has grown rapidly from a 32-store regional chain when it was acquired into a major national shoe retailer. As the chain was expanded, a solid infrastructure of human resources, systems and distribution capabilities was built to support the operations and growth.


--------------------------------
NUMBER OF FAMOUS FOOTWEAR STORES
          1996 -- 794
          1995 -- 814
          1994 -- 722
          1993 -- 567
          1992 -- 477
---------------------------------

Famous Footwear stores average 5,000 square feet and can be found in strip centers, outlet malls and regional malls throughout the country. They feature everyday low pricing including 10 to 50 percent savings off manufacturers' suggested retail prices on athletic, dress and casual shoes for women, men and children. In 1996, 40 stores that were operated by Famous Footwear under the Naturalizer Outlet name were transferred to the Naturalizer Retail division of Brown Shoe Company. A net of 20 stores was added to the chain, bringing the total number of stores to 794 at the end of fiscal year 1996.

---------------------------------------------------------------------------
Brian C. Cook, President of Famous Footwear (left) visits a recently opened Famous Footwear store in Madison, Wisconsin, with Ronald A. Fromm, Executive Vice President of the chain.
---------------------------------------------------------------------------

Operations reorganized to support growth: To support Famous Footwear's expansion, the logistics function and supporting systems have been reorganized. In 1996, Famous Footwear's second distribution center, located in Lebanon, Tennessee, completed its first full year of operation. The successful opening of this center concluded a long process of reorganizing the company to support multiple distribution locations that can serve the expanded chain. The new 800,000 square-foot state-of-the-art distribution center serves the Southern half of the United States. The Northern markets are served by the Sun Prairie, Wisconsin, distribution center, which opened in 1990.

Famous Footwear's entire field management structure also has been reorganized to support the company's goal of operational excellence at every level. In 1996, the number of districts was increased from 50 to 87, and the number of regions was increased from six to nine. Field management was thus increased by more than 50 percent to ensure good customer service through more direct management. The merchandising and buying staffs also were realigned to associate more closely these functions with the markets and stores they serve. This helps guarantee that the right shoe is in the right place at the right time in each distinct market and individual store. In 1997, the Company plans to improve marketing and visual merchandising to deliver the Famous Footwear message to the consumer.

Celebrity Club program introduced: One of the many ways Famous Footwear creates satisfied customers who always think of Famous Footwear stores as the best place to buy shoes is through the Celebrity Club program. This customer loyalty program was introduced in 1996 in 12 markets and will be rolled out to 25 of the chain's largest markets across the country in 1997. There are already 600,000 loyal Famous Footwear customers in the Club. Customers in the Celebrity Club are rewarded for frequent purchases and are included in targeted promotional mailings and special offers.

Famous Footwear also places a strong emphasis on training and motivating sales associates to deliver good customer service. This provides customers with a consistent and positive experience each time they shop at a Famous Footwear store. In a retail environment that is very competitive, Famous Footwear continues to stand out as the best place to shop for the most-recognized brands, pricing lower than the competition and dependable customer service.


---------------------------------------------------------------------------
"Big Foot" is Famous Footwear's hot air balloon. It's recognized as the world's largest athletic shoe . . . size 1,584 EEEE. At ten stories tall, Big Foot helps spread the Famous Footwear message at store grand openings and special events throughout the United States.
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Famous Footwear stores are uniquely positioned to offer a large selection of brand name shoes for less for the entire family.
---------------------------------------------------------------------------

BROWN SHOE COMPANY
------------------
Brown Shoe Company is a leading marketer of a wide range of footwear products for women, men and children. The company comprises three divisions -- Branded Marketing, Pagoda and Naturalizer Retail. Brown Shoe Company's competitive advantages include its well-recognized brands, diversified sourcing and controlled distribution through Company-owned retail stores. The Company has benefited from a lower cost structure and investment in its brands to build strong, targeted marketing programs.


---------------------------------------------------------------------------
NaturalSport's Roma Clog was an exciting success in 1996. Now an entire collection of Genuine Anatomical Walking Clogs is available.
---------------------------------------------------------------------------


---------------------------------------------------------------------------
Life Stride sales jumped 18 percent in 1996. This brand features a range of styles from dress to casual and includes the LS Studio and Night Life collections. This footwear is affordably priced and fashion-right.
---------------------------------------------------------------------------


---------------------------------------------------------------------------
NaturalSport contributes to the support and growth of exercise walking with its sponsorship of Olympian and U.S. racewalking champion Debbi Lawrence.
---------------------------------------------------------------------------


Branded Marketing division: The Branded Marketing division sells women's footwear brands that offer style, quality, comfort and value. These brands are sold in department stores, multi-line shoe stores and branded specialty stores. In the last two years, this division has concentrated on product development and marketing strategies to identify and reach each brand's target consumer. The Branded Marketing division is delivering its brand messages directly to consumers through increased marketing and advertising and the development of partnerships with retailers, including focus shops and retail marketing efforts, to ensure strong sell-throughs for the brands at retail.

The Company's flagship Naturalizer brand answers the consumer's need for both style and comfort. A multimillion dollar advertising campaign was initiated in 1995 to deliver Naturalizer's message directly to the consumer and to present the brand's new styling. The brand has kicked off 1997 with a new campaign that reinforces the message that Naturalizer is "one of life's great comforts." In addition, the Naturalizer Energyheel debuted in spring 1997 at select stores, with a roll-out of this exciting, new, patented heel technology planned for fall.

--------------------------
Branded Marketing Division
  Larry Stuart Collection
  Life Stride
  LS Studio
  Naturalizer
  NaturalSport
  Night Life
  Original Dr. Scholl's*
  Penaljo
*under license
--------------------------


The NaturalSport brand continued its record of growth in 1996. NaturalSport was created by the company in 1988 as a part of the Naturalizer line. NaturalSport's heritage in exercise walking now extends to walking sandals, casual and backland walking shoes and its popular walking clogs. Because of its solid position in the growing active/casual category, a separate brand team was established for NaturalSport during 1996. The brand also has increased its marketing efforts with the 1996 development of a national advertising campaign and initiation of the NaturalSport web site at http://www.naturalsport.com, which offers consumers information about walking and a catalog of available styles. In 1997, these efforts will continue and plans also are in place for increased grass-roots marketing at walking events throughout the country.

The LS Group features the Life Stride brand, the industry's premier "entry-level" women's brand, the LS Studio brand, and the Night Life brand of special occasion footwear. Affordably-priced and fashion-right, these brands achieved record sales in 1996.

The Company purchased the Larry Stuart Collection in 1995. This is a nationally recognized better-grade women's brand, known for its style and versatility. The Company also began marketing the Original Dr. Scholl's Exercise Sandal to leading department stores and specialty retailers in 1996, with an expanded collection of colors and styles being introduced in 1997.


---------------------------------------------------------------------------
The Dr. is "in!" The Original Dr. Scholl's Exercise Sandal is now available in an expanded collection of colors and styles.
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Brown Shoe Company returned to national advertising in 1996, and plans to increase spending on advertising 30% in 1997, including ads like this one that promote the Naturalizer brand as "one of life's great comforts."
---------------------------------------------------------------------------


Naturalizer Retail: The Company's chain of Naturalizer specialty stores provides a showcase for its flagship Naturalizer brand of women's footwear. These stores offer the Naturalizer customer individual service, selection and sizes; help build brand aware-ness and image; and make possible upstream wholesale profits for Naturalizer.

---------------------------------
NUMBER OF U.S. NATURALIZER STORES
          1996 -- 346
          1995 -- 313
          1994 -- 327
          1993 -- 367
          1992 -- 355
---------------------------------


In 1996, the Company continued to upgrade all aspects of its Naturalizer stores. This included rolling out a new design for the store environment, new signage and displays, and a renewed emphasis on visual presentation and training and motivation of store managers and sales associates. In 1997, the Natural-izer Retail division will place increased emphasis on these programs and also will continue its program of direct mail advertising to the millions of loyal Naturalizer consumers who know and trust the brand. In 1997, an integrated approach to the management of the Naturalizer brand and stores will continue to ensure that the stores mirror the brand identity.

Pagoda division: The Pagoda division of Brown Shoe Company is a leading footwear marketing and sourcing business, operating three units -- the Pagoda U.S.A. and Pagoda International marketing divisions and Pagoda Trading, the footwear sourcing division.

Pagoda U.S.A.:   Pagoda U.S.A. markets branded, licensed and private label
footwear to an extensive network of mass-merchandisers, mid-tier retailers and department stores in the United States. Pagoda is a trusted resource to some of America's largest discount chains, including Famous Footwear, Kmart, Payless, Target and Wal-Mart as well as to department stores such as Dillard's, Mercantile, Nordstrom and Sears.

Continuing to lead Pagoda U.S.A.'s extensive list of adult brands is the popular Dr. Scholl's line of casual and work shoes for men and women. In 1996, Pagoda relaunched the Company's well-recognized Connie brand of fashionable women's footwear sold to mid-tier and department store retailers. Pagoda also added the Russell brand name, an important addition to its offering of adult athletic shoes.

Pagoda is one of the largest children's footwear suppliers with popular brands including Buster Brown, Playskool and Barbie. Pagoda also licenses brand names from The Walt Disney Company and sells shoes featuring Disney movie and cartoon characters. In addition, in 1996, Pagoda signed a license with Lucasfilm Ltd. for the design and sale of footwear featuring characters from the recently released Star Wars trilogy.


---------------------------------------------------------------------------
PAGODA BRANDS

Adults'
-------
Air Step
Connie
Dr. Scholl's (1)
Fanfares
le coq sportif
Mickey Unlimited (2)
Nature Sole
Penn (3)
Russell (4)
U.S. 101
Union Bay (5)
---------------------------------------------------------------------------
As denoted, the above brands are under license from:
(1) Schering-Plough HealthCare Products, Inc.
(2) The Walt Disney Company
(3) Penn Racquet Sports, a division of GenCorp, Inc.
(4) Russell Corporation
(5) Seattle Pacific Industries, Inc.
---------------------------------------------------------------------------

Children's
----------
Anastasia (1)
Barbie (2)
Batman (3)
Buster Brown
101 Dalmatians (4)
Disney Babies (4)
Doug (4)
Dr. Scholl's (5)
Hello Kitty (6)
The Hunchback of Notre Dame (4)
Looney Tunes (3)
Mickey for Kids (4)
Playskool (7)
Space Jam (3)
Star Wars (8)
Wildcats
Wishbone (9)
---------------------------------------------------------------------------
As denoted, the above brands are under license from:
(1) Twentieth Century Fox
(2) Mattel, Inc.
(3) Warner Bros. Consumer Products, France
(4) The Walt Disney Company
(5) Schering-Plough HealthCare Products, Inc.
(6) Sanrio, Inc.
(7) Hasbro, Inc.
(8) Lucasfilm Ltd.
(9) Lyrick Studios
---------------------------------------------------------------------------


Pagoda International:   The Pagoda International division is the Company's
international marketing operation. Through this division, the Company's footwear products for women, men and children are sold to retailers in Europe, Latin America and the Far East. Pagoda International was founded in 1990 with the opening of the Company's European sales office in Paris, France. Today, Pagoda International has mar-keting offices in Brazil, France and Hong Kong and has distribution joint ventures in both Argentina and Mexico.

---------------------------------------------------------------------------
Pagoda's Children's division successfully introduced the Buster Brown brand into Sears stores in 1996.
---------------------------------------------------------------------------


---------------------------------------------------------------------------
The le coq sportif brand is sold in more than 40 countries throughout the world. This athletic brand, purchased by the Company in 1995, has a 100-year heritage and strong positioning in Latin America, Europe and the Far East.
---------------------------------------------------------------------------


The majority of Pagoda's international sales have been for branded shoes with names familiar to children globally -- Disney and Barbie. For 1997, Pagoda International has added the Warner Brothers' Looney Tunes, Batman and Space Jam brands to its list of popular children's footwear and has begun international marketing of Star Wars footwear for children.

The Dr. Scholl's brand also is a globally recognized name, sold by Pagoda International in several Latin American countries. In 1996, Pagoda International began selling Dr. Scholl's footwear in Australia through a distribution agreement. In addition, the Company's Naturalizer and NaturalSport women's brands are sold in Japan, Thailand and Australia through licensing and distribution agreements.

International marketing and sale of athletic footwear is a growth opportunity for Pagoda. In 1995, the Company purchased the le coq sportif brand of footwear and apparel from adidas AG. In 1996, Pagoda International signed a licensing agreement to design and sell athletic footwear for men and women under the Penn brand name. The Company also combined the product development function of all Pagoda athletic footwear within the International division to continue to take advantage of the opportunities in the growing global athletic market.

Pagoda Trading:   Pagoda Trading ranks among the largest suppliers of
footwear in the United States, sourcing 78 million pairs of shoes in 1996. This worldwide sourcing organization operates offices in Brazil, Italy, China, Hong Kong, Taiwan and Indonesia and is responsible for sourcing all categories of footwear from athletic to dress and from popular priced to better brands.

The Company's flexible sourcing structure gives it the capability to provide footwear at virtually any price level from any significant shoe manufacturing region of the world. Pagoda Trading is thus able to supply the diverse needs of Brown Group's marketing and retail divisions. In 1996, Pagoda Trading absorbed the sourcing of footwear that had previously been made in Brown Shoe Company's remaining five domestic factories that closed in fall, 1995. In 1997, Pagoda Trading will continue to work in partnership with the Company's marketing and retail divisions to ensure on-time delivery of quality products at competitive prices while maintaining its cost efficient sourcing structure.


---------------------------------------------------------------------------
In 1996, the Company sourced 78 million pairs of shoes through its worldwide sourcing structure.
---------------------------------------------------------------------------


CANADIAN OPERATIONS
-------------------
In Canada, the Company operates successful retail and wholesale businesses. The Canadian Operations were started in 1959 when the Company purchased the Perth Shoe Company which previously had licensed the rights to manufacture and sell Brown Shoe Company brands in Canada. Since that time, these operations have grown to become important contributors to Brown Group's results.

Canadian Wholesale Operations: The Company manufactures, imports and wholesales brands for women, men and children in Canada including Naturalizer, NaturalSport, Connie, Airstep, Buster Brown, Wildcats, Regal, Savage and Cedar Trail. In 1996, the Canadian Wholesale division worked with Brown Shoe Company's Pagoda division to add the distribution of Disney character footwear in Canada and in 1997, will introduce Star Wars footwear to the Canadian market.

The Wholesale division is headquartered in Perth, Ontario, and wholesales shoes to department stores, better-grade independent accounts and specialty stores throughout Canada. The division operates two production facilities and one distribution center in Canada. Women's shoes and boots are produced in Canada and footwear also is sourced internationally, including from Brazil, China and Italy.

Canadian Retail Operations: Brown Group's Canadian Retail division, headquartered in Montreal, Quebec, was founded in 1988 and today operates 100 Naturalizer specialty stores and 16 F. X. LaSalle better-grade shoe stores in Canada.

The Naturalizer stores sell Canada's leading brand of women's shoes in regional malls throughout Canada. The Naturalizer wholesale and retail divisions in Canada work together on product development and marketing to capitalize on the brand's strengths in offering fashion, comfort, size and width selection, and superior service to consumers.

The F.X. LaSalle chain of better-grade men's and women's footwear is primarily located in the Montreal area. This chain has served this area for more than 100 years. The stores average 2,500 square feet and offer fashionable shoes retailing for US $100 to $250 a pair, primarily sourced from Italy. F.X. LaSalle stores feature an upscale, salon atmosphere and a high level of customer service.

-------------------------
NUMBER OF CANADIAN STORES

      NATURALIZER
      1996 -- 100
      1995 -- 96
      1994 -- 91
      1993 -- 83
      1992 -- 76

      F.X. LASALLE
      1996 -- 16
      1995 -- 15
      1994 -- 14
      1993 -- 15
      1992 -- 14
-------------------------



---------------------------------------------------------------------------
Naturalizer is the leading brand of women's footwear in Canada.
---------------------------------------------------------------------------


---------------------------------------------------------------------------
The F. X. LaSalle chain of better-grade shoe stores has served the Montreal area for more than 100 years.
---------------------------------------------------------------------------

CONTENTS
--------

14
Management's Discussion and Analysis
of Operations and Financial Condition

19
Five-Year Summary

20
Consolidated Financial Statements

24
Notes to Consolidated Financial Statements

38
Reports on Financial Statements

*  Management Report on Responsibility
   for Financial Reporting

*  Report of Independent Auditors

39
Supplementary Financial Information



---------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
---------------------------------------------------------------------------


RESULTS OF OPERATIONS
---------------------

1996 Compared to 1995
---------------------
Brown Group, Inc.'s fiscal 1996 results reflect the value of the structural changes completed by the Company in 1995.

Brown Group's net sales of $1.525 billion for the 52-week fiscal 1996 were up $69 million from the $1.456 billion in fiscal 1995, which had 53 weeks. The sales increase reflects higher sales at Famous Footwear and the Company's wholesale operations.

Earnings from continuing operations of $20.3 million in fiscal 1996 compare to $.7 million in fiscal 1995. Results for fiscal 1996 reflect a reversal of $2.3 million of a tax valuation reserve related to the Company's deferred tax assets, as well as an after-tax LIFO recovery of $2.6 million related to the liquidation of inventories at the Company's closed domestic facilities. Earnings from continuing operations in fiscal 1995 include nonrecurring after-tax charges of $1.4 million for the early adoption of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," a $2.7 million provision for a valuation reserve related to the Company's deferred tax assets and $9.2 million for the cost of closing the Company's remaining five domestic manufacturing facilities. These charges in fiscal 1995 were substantially offset by an after-tax LIFO recovery of $6.6 million related to the liquidation of manufacturing inventories and plant closings, and a reversal of a reserve of $5.8 million resulting from an Appeals Court ruling overturning an Internal Revenue Service assessment against the Company.

Net earnings for fiscal 1996 of $20.3 million compare to $3.3 million for fiscal 1995. Included in net earnings for fiscal 1995 is a gain of $2.6 million, net of taxes, from the reversal of a portion of the provision previously provided for disposal of discontinued operations.

Famous Footwear's results were improved in 1996 as a result of better execution and cost control as the costs of rapid expansion and infrastructure development in 1994 and 1995 began to be absorbed. Adjusting for the transfer of 40 outlet stores from Famous Footwear to the Naturalizer Retail division at the beginning of 1996, sales increased 8% to $781.3 million, with a same-store sales increase of 1.3% on a comparable 52-week basis. Operating earnings increased 44% to $25.0 million, primarily as the result of increased sales combined with a better leveraging of the expense base. The increased sales are the result of the 1.3% same-store sales increase, as well as the strong sales contribution of the stores opened in fiscal 1996 and the latter portion of fiscal 1995. Although the gross margin rate was about the same as in fiscal 1995, expenses as a percent of sales were improved, which contributed importantly to the higher operating earnings. During the year, 55 stores were opened and 35 stores were closed, for a net of 20 new stores added, down from the 92 net stores added in fiscal 1995. As a result of the net store openings and the transfer of 40 outlet stores to the Naturalizer Retail division, there were 794 stores in operation at the end of fiscal 1996. Plans for fiscal 1997 include the net addition of 25 stores.

Net sales from footwear wholesale operations -- Brown Shoe Company and Pagoda -- increased 2% during fiscal 1996 to $540.9 million. Operating earnings were $26.8 million compared to an operating loss of $4.1 million in fiscal 1995. The investments in brand development and marketing in fiscal 1995 and 1996, combined with higher margins, a $4.0 million LIFO credit from the liquidation of remaining manufactured inventories, and a lower cost base resulting from the shift to all-import sourcing, contributed to these results. The fiscal 1995 results included a pretax charge of $14.1 million for the costs of closing the remaining five domestic manufacturing facilities, partially offset by a pretax LIFO gain of $10.1 million from the liquidation of related inventories.

At the Brown Shoe Company's Branded Marketing division, sales for the NaturalSport brand of active casual shoes increased nearly 50%, with Life Stride sales increasing 18% over fiscal 1995. Sales of the Naturalizer brand product were level with fiscal 1995.

Operating earnings at the Pagoda division nearly doubled in fiscal 1996 to $9.5 million, primarily as the result of higher sales of branded and licensed product, led by footwear featuring Disney movie and cartoon characters. Operating earnings were substantially higher in the Pagoda U.S.A. operations, while Pagoda International incurred an operating loss due to a slowdown in the sales growth rate in its Brazilian operations and higher costs attributable to investment in the le coq sportif brand acquired in fiscal 1995. During fiscal 1996, Pagoda signed a license for the design and sale of footwear featuring characters from the recently released Star Wars trilogy, which will contribute to fiscal 1997 results.

The Naturalizer Retail division's net sales decreased 3% in total to $129.7 million, and decreased 1.2% on a comparable 52-week basis, adjusted for the transfer of the 40 outlet stores from Famous Footwear. The decreased sales were partially the result of a decreased promotional mix of merchandise compared to last year, and an overall decline in mall traffic. As a result of the reduced sales, an operating loss was incurred in fiscal 1996. During fiscal 1996 there was a net decrease of 7 stores, and after taking into account the transfer of 40 outlet stores, the total number of stores in operation at the end of fiscal 1996 was 346.

Net sales at the Canadian retail and wholesale operations increased 6% in fiscal 1996 to $73.2 million. The Canadian retail operations achieved a same-store sales increase of 7.3% on a comparable 52-week basis. Operating earnings increased 6% to $6.6 million as the result of increased sales, maintenance of margins and relatively fixed operating expenses. At the end of fiscal 1996, the Canadian division operated 116 stores, including 100 Naturalizer stores and 16 F.X. LaSalle stores. The Canadian wholesale operations' sales increased 11% in fiscal 1996; however, operating earnings declined due to the higher sales mix of lower margin licensed product.

Interest expense increased from $16.0 million in fiscal 1995 to $19.3 million in fiscal 1996 as a result of increased average borrowings, as well as an increase in the Company's average borrowing rate resulting from the repositioning of its debt structure. The Company's borrowing level increased throughout fiscal 1996 as increased cash flow from improved net earnings was more than offset by increases in inventory and accounts receivable.

Other Income of $1.3 million in fiscal 1996 consisted primarily of royalty income. In fiscal 1995, Other Expense of $1.6 million consisted primarily of $3.0 million of royalty income, offset by a $3.6 million charge related to factory closings and a $2.1 million charge from the early adoption of SFAS No. 121.

The Company's income tax expense of $6.9 million in fiscal 1996 reflects the recovery of $2.3 million of tax valuation reserve based on management's assessment that it is more likely than not that the net deferred tax assets will be realized. See Note 5 to the consolidated financial statements for further discussion of income taxes.

The Company had an overall net deferred tax asset of $14.9 million at February 1, 1997, which relates primarily to differences in book and taxable income and net operating loss carryforwards. At February 1, 1997, the Company carried a valuation reserve related to this asset of $1.0 million. Management believes that the net deferred tax asset will be realized through future operating results. In addition, management also has available certain tax planning strategies, which, if implemented, could substantially eliminate the net deferred tax asset.

1995 Compared to 1994
---------------------
Brown Group, Inc.'s fiscal 1995 results were adversely affected by the extremely difficult apparel and footwear retail environment, which persisted throughout the year. In the fourth quarter of fiscal 1995 Brown Shoe Company's five remaining domestic manufacturing facilities were closed, completing an extended period of restructuring for Brown Group, Inc. and its divisions.

Brown Group's sales of $1.456 billion for the 53-week fiscal 1995 were down slightly from the $1.462 billion in fiscal 1994, which had 52 weeks. The flat sales between years reflect substantially higher sales at Famous Footwear more than offset by decreased sales at the Company's wholesale operations and by the closing of under-performing Naturalizer stores.

Earnings from continuing operations of $.7 million in fiscal 1995 compare to $33.6 million in fiscal 1994. Earnings from continuing operations in fiscal 1995 include nonrecurring after-tax charges of $1.4 million for the early adoption of SFAS No. 121, a $2.7 million provision for a valuation reserve related to the Company's deferred tax assets and $9.2 million for the cost of closing the Company's remaining five domestic manufacturing facilities. These charges were substantially offset by an after-tax LIFO recovery of $6.6 million related to the liquidation of manufacturing inventories and plant closings, and a reversal of a reserve of $5.8 million resulting from an Appeals Court ruling overturning an Internal Revenue Service assessment against the Company.

Net earnings for fiscal 1995 of $3.3 million compare to $39.4 million for fiscal 1994. Included in net earnings for fiscal 1995 and 1994 are gains of $2.6 million and $4.5 million, respectively, from the reversal of a portion of the provision for discontinued businesses.

Famous Footwear's sales increased 20% in fiscal 1995 to $741.1 million, but same-store sales declined 3.0% for the year on a comparable 52-week basis. This is the first same-store sales decline recorded by Famous Footwear in nine years. Operating earnings declined 51% to $19.6 million as a result of lower same-store sales, reduced margins and increased expenses. The decrease in same-store sales and margins was primarily the result of a very difficult retail market. Increased expenses primarily were related to new stores, the opening of a second distribution center in Tennessee and the addition of infrastructure to support the expanded business. Early in 1995, Famous Footwear's planned rate of expansion was reduced. During the year, 92 net stores were added, down from the 155 added in fiscal 1994. There were 814 stores in operation at the end of fiscal 1995.

Sales from footwear wholesale operations -- Brown Shoe Company and Pagoda -- declined 17% in fiscal 1995 to $530.9 million. Increased sales in Latin America and Europe and sales of the new Larry Stuart brand in the United States were more than offset by decreases in Naturalizer and Connie branded sales, Dr. Scholl's and The Lion King licensed products and lower first-cost sales from the Far East and Latin America. As a result, an operating loss of $4.1 million was reported in fiscal 1995 compared to an operating profit of $32.8 million in fiscal 1994. Operating earnings of the Company's Brazilian and European wholesale operations increased substantially in fiscal 1995 due to higher sales. These gains were partially offset by a reduction in lower-margin, first-cost sales from Latin America and the Far East. Domestic operating earnings decreased as a result of lower sales and margins and increased expenses, primarily related to brand development and marketing. The fiscal 1995 loss included a pretax charge of $14.1 million for the cost of closing the remaining five domestic manufacturing facilities, which was partially offset by a pretax LIFO gain of $10.1 million from the liquidation of related inventories. Results for fiscal 1994 included a pretax LIFO gain of $9.8 million from the liquidation of inventories.

Naturalizer Retail's domestic sales decreased 7% and same-store sales decreased 4.0% on a comparable 52-week basis. The operating loss recorded in fiscal 1995 was increased from fiscal 1994. Gross margins were improved but the increased rate was not enough to offset the effect of the sales decline. During 1995, additional under-performing stores were closed and the writedown of assets of stores still being operated was recorded with the implementation of SFAS No. 121. There was a net decrease of 14 stores during the year, reducing the total number of stores to 313.

Canadian retail operation's sales increased 5%, but same-store sales declined .6% for the year on a comparable 52-week basis. Operating profit increased 3% during fiscal 1995 with lower margins and slightly higher expenses. With the net addition of five stores in fiscal 1995, this business now operates 114 stores. The Canadian wholesale operation's sales were flat in fiscal 1995. Operating earnings decreased 10% as improved margins were more than offset by an increase in royalty expense.

The 1% increase in Brown Group's interest expense in fiscal 1995 reflects an increase in the average short-term borrowing rate, partially offset by lower average borrowings. The Company's borrowing level increased throughout fiscal 1995 as cash flow, adversely affected by depressed earnings, was insufficient to fund cash needs.

Other Expense of $1.6 million in fiscal 1995 primarily comprises $3.0 million of royalty income offset by a $3.6 million charge related to factory closings and a $2.1 million charge from SFAS No. 121. In fiscal 1994, Other Income of $12.3 million reflects a $9.8 million gain from the settlement of Brazilian countervailing duties and $3.0 million of royalty income.

The Company's tax benefit recorded in fiscal 1995 of $5.4 million, on a pretax loss of $4.7 million, included the recovery of $5.8 million, including interest, resulting from a court ruling overturning an Internal Revenue Service assessment on a portion of the Company's unremitted foreign earnings. See Note 5 to the consolidated financial statements for further discussion of income taxes.

Restructuring and Factory Closings
----------------------------------
In the second quarter of fiscal 1995 the Company made a decision to close Brown Shoe Company's five remaining domestic manufacturing plants and related facilities. A pretax charge of $14.1 million was recorded to cover the cost of these closings. This charge consisted of the following:

* Charges of $3.6 million for asset writeoffs associated with the disposal of manufacturing and related facilities and equipment;

* Inventory writedowns of $2.0 million to liquidate manufacturing inventories; and

* Charges of $8.5 million for severance and benefit costs for those employees terminated due to plant and facility closures.

In addition to the charge recorded in fiscal 1995, $2.6 million of the reserves established in fiscal 1993 to cover the costs of other plant closings, were redesignated to cover additional costs associated with the final facility closings in fiscal 1995.

A cumulative summary of activity in the 1995 factory closing reserve is as follows (in millions):

Initial establishment of reserve              $14.1
Asset writeoffs, net                           (1.8)
Inventory writedowns                           (5.9)
Severance and benefit costs                    (6.2)
Pension settlement and curtailment losses      (2.8)
Redesignated from 1993 reserves                 2.6
                                              -----
Reserve balance at February 1, 1997           $  --
                                              =====

The reserve activity had a $2.6 million and $12.8 million negative cash flow impact on fiscal 1996 and fiscal 1995, respectively. In both fiscal years this usage was partially offset by positive cash flow generated from reduced inventories and sales of facilities.

IMPACT OF INFLATION
-------------------
The effects of inflation have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

-------------------
FINANCIAL CONDITION
-------------------
Liquidity and Capital Resources
-------------------------------
During fiscal 1996, the Company's borrowing level increased as cash flow from earnings and depreciation was more than offset by capital expenditures, dividends and higher levels of inventory and receivables. As a result, total debt increased from $219.5 million at the end of fiscal 1995 to $261.0 million at the end of fiscal 1996. The Company's ratio of debt to total capitalization increased from 48.7% at the end of fiscal 1995 to 52.4% at the end of fiscal 1996, and the ratio of net debt (total debt less cash and cash equivalents) to total capitalization increased from 44.3% at the end of fiscal 1995 to 48.4% at the end of fiscal 1996.

Working capital at the end of fiscal 1996 was $301.0 million, which was $91.6 million higher than at the end of fiscal 1995. This increase was primarily the result of the use of the net proceeds of the issuance of the 9.5% Senior Notes, discussed below, to reduce the short-term borrowings outstanding. The improvement in working capital position led to an increase in the Company's current ratio, the relationship of current assets to current liabilities, from 1.7 to 1 at the end of fiscal 1995 to 2.1 to 1 at the end of fiscal 1996.

Cash provided by operating activities in fiscal 1996 was lower than in fiscal 1995 as the effect of increased earnings and higher trade accounts payable was more than offset by increased inventories at Famous Footwear and Brown Shoe Company, to support an expected higher level of sales and an early Easter selling season, and a higher level of receivables from increased sales.

Cash used by investing activities was primarily from capital expenditures in fiscal 1996 of $21.0 million compared to $26.9 million in fiscal 1995. Capital expenditures in fiscal 1996 were primarily for new store openings and remodelings at Famous Footwear, Naturalizer Retail, and the Canadian retailing operations.

During fiscal 1996, the Company strategically repositioned its debt structure. The repositioning consisted of three primary facets: 1) the issuance on October 7, 1996 of $100 million of 9.5% Senior Notes, due 2006;
2) the placement of a new revolving bank Credit Agreement in the amount of $155 million, with a three-year term, to provide working capital and committed letter of credit financing for the Company's operations; and 3) amendment of the terms of the Company's $50 million 7.36% Senior Notes, essentially to conform the covenants to those of the 9.5% Senior Notes and the revolving bank Credit Agreement.

The net proceeds from the issuance of the 9.5% Senior Notes were used to reduce the amount outstanding under the Company's revolving bank credit agreement in effect at that date and to repurchase $5 million of outstanding debentures.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and total debt to capital, establish minimum levels of net worth, and limit the sale of assets and the level of liens and certain investments. The Company is in compliance with all of these covenants at fiscal year-end, and expects to continue to be in compliance based on current estimates for fiscal 1997. The Company's current borrowing capacity under the revolving bank Credit Agreement is adequate to fund its operational needs.

The Company's long-term debt is rated Ba2 by Moody's Investors Service, BB by Standard & Poor's Corporation, and BB+ by Fitch Investors Service.

Financial Instruments
---------------------
The Company has assets, liabilities, and inventory purchase commitments outside the United States which are subject to fluctuations in foreign currency exchange rates. A substantial portion of inventory sourced from foreign countries, for ultimate sale in the United States, is purchased in United States dollars and is accordingly not subject to exchange rate fluctuations. However, where the purchase price is to be paid in the foreign currency, the Company enters into forward foreign exchange contracts or option contracts to reduce its economic exposure to changes in exchange rates. The level of outstanding contracts during the year is dependent on seasonality of the Company's business and on demand for footwear from various locations throughout the world.

Assets and liabilities outside the United States are primarily located in Canada, Europe, Hong Kong and Brazil. The Company's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term. As a result, the Company generally does not hedge these net investments. In countries where the economy is deemed to be hyperinflationary, including Brazil and Mexico, the Company hedges the local currency denominated assets and liabilities. In addition, the Company has entered into a forward exchange contract which is designed to protect the realizable value of inventories at the Company's Brazilian subsidiary in the event of a major devaluation and economic downturn in the Brazilian economy. See Note 11 of the consolidated financial statements for further discussion.

The Company periodically enters into interest rate options and swaps to reduce its exposure to changing interest rates and to reduce interest costs.

Dividends
---------
Brown Group paid a dividend of $1.00 per share in fiscal 1996, and $1.30 per share in fiscal 1995. This marked the 74th year of consecutive quarterly dividends.

Environmental Matters
---------------------
The Company is involved in environmental remediation and ongoing compliance at several sites, including its closed New York tannery and at an owned manufacturing facility that is leased to another party. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. At February 1, 1997, the accrued environmental liabilities for all sites total $3.1 million.

                             FIVE-YEAR SUMMARY
                             -----------------

Thousands, except per share
                   1996        1995        1994        1993        1992
                ----------  ----------  ----------  ----------  ----------
                (52 weeks)  (53 weeks)  (52 weeks)  (52 weeks)  (52 weeks)
OPERATIONS
Net sales       $1,525,052  $1,455,896  $1,461,637  $1,361,039  $1,243,842
Cost of goods
 sold              958,288     948,925     949,374     915,443     834,591
                ----------  ----------  ----------  ----------  ----------
Gross profit       566,764     506,971     512,263     445,596     409,251
                ----------  ----------  ----------  ----------  ----------
Selling and
 administrative
 expenses          521,553     494,098     448,827     422,248     381,835
Interest expense    19,327      15,969      15,785      17,334      16,260
Other expense
 (income)--net      (1,341)      1,630     (12,320)     21,191       8,318
                ----------  ----------  ----------  ----------  ----------
Earnings (loss)
 from continuing
 operations
 before income
 taxes and
 accounting
 changes            27,225      (4,726)     59,971     (15,177)      2,838
Income tax
 (provision)
 benefit            (6,910)      5,423     (26,405)      5,881         401
                ----------  ----------  ----------  ----------  ----------
Earnings (loss)
 from
 continuing
 operations
 before
 cumulative
 effect of
 accounting
 changes            20,315         697      33,566      (9,296)      3,239
Earnings from
 discontinued
 operations,
 net of income
 taxes                  --          --       1,282       4,298       1,425
(Provision)
 credit for
 disposal of
 discontinued
 operations,
 net of income
 taxes                  --       2,600       4,550     (24,400)         --
Cumulative
 effect of
 changes in
 accounting
 for
 postemployment
 benefits               --          --          --      (2,214)         --
                ----------  ----------  ----------  ----------  ----------
Net earnings
 (loss)         $   20,315  $    3,297  $   39,398  $  (31,612) $    4,664
                ==========  ==========  ==========  ==========  ==========
Returns from
 continuing
 operations
 before
 accounting
 changes:
  Return on
   net sales           1.3%        0.1%        2.3%       (0.7%)       0.3%
  Return on
   beginning
   share-
   holders'
   equity              8.8%        0.3%       14.4%       (3.2%)       1.0%
  Return on
   average
   invested
   capital             4.1%        0.2%        6.5%       (1.6%)       0.6%
Dividends paid  $   17,956  $   23,325  $   28,610  $   27,979  $   27,714
Capital
 expenditures       21,044      26,939      32,531      27,207      17,496

PER COMMON
SHARE
Earnings
 (loss) from
 continuing
 operations
 before
 accounting
 changes        $     1.15  $      .04  $     1.91  $     (.54)  $     .19
Net earnings
 (loss)               1.15         .19        2.24       (1.83)        .27
Dividends paid        1.00        1.30        1.60        1.60        1.60
Shareholders'
 equity              13.19       12.92       13.90       13.27       16.69

FINANCIAL
POSITION
Receivables,
 net            $   90,246  $   86,417  $   98,079  $  109,825  $  114,042
Inventories,
 net               398,803     342,282     322,029     286,992     253,586
Working capital    301,020     209,399     259,178     240,554     262,611
Property and
 equipment, net     85,380      87,720      92,904      86,695      88,500
Total assets       722,375     661,056     636,515     739,930     705,165
Long-term
 debt and
 capitalized
 lease
 obligations       197,025     105,470     133,213     135,324     123,024
Shareholders'
 equity            237,037     231,636     249,727     233,863     288,988
Average Common
 Shares
 Outstanding        17,672      17,591      17,555      17,270      17,132

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.


                        CONSOLIDATED BALANCE SHEETS
                        ---------------------------

Thousands, except number of shares
 and per share amounts                February 1, 1997    February 3, 1996
                                      ----------------     ----------------
ASSETS
------
CURRENT ASSETS
Cash and cash equivalents               $ 38,686              $ 35,058
Receivables, net of allowance of
 $10,203 in 1996 and $11,267 in 1995      90,246                86,417
Inventories, net of adjustment
 to last-in, first-out cost of
 $18,846 in 1996 and $27,672 in 1995     398,803               342,282
Deferred income taxes                     24,091                26,734
Prepaid expenses and other
 current assets                           12,949                14,847
                                        --------              --------
   Total Current Assets                  564,775               505,338
OTHER ASSETS
Prepaid pension costs                     33,325                33,077
Other assets                              38,895                34,921
Property and equipment, net               85,380                87,720
                                        --------              --------
                                        $722,375              $661,056
                                        ========              ========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
Notes payable                           $ 62,000              $112,000
Trade accounts payable                   124,697               106,113
Employee compensation and benefits        31,164                28,448
Other accrued expenses                    39,889                43,043
Income taxes                               4,005                 4,335
Current maturities of long-term debt       2,000                 2,000
                                        --------              --------
   Total Current Liabilities             263,755               295,939
OTHER LIABILITIES
Long-term debt, including
 capitalized lease obligations           197,025               105,470
Deferred income taxes                      9,200                10,806
Other liabilities                         15,358                17,205
                                        --------              --------
   Total Other Liabilities               221,583               133,481
SHAREHOLDERS' EQUITY
Preferred stock, $1.00 par value,
 1,000,000 shares authorized;
 no shares outstanding                        --                    --
Common stock, $3.75 par value,
 100,000,000 shares authorized;
 17,969,977 and 17,930,977 shares
 outstanding                              67,387                67,242
Additional capital                        46,310                46,015
Cumulative translation adjustment         (4,433)               (4,913)
Unamortized value of restricted stock     (5,700)               (7,822)
Retained earnings                         133,473               131,114
                                        --------              --------
Total Shareholders' Equity               237,037               231,636
                                        --------              --------
                                        $722,375              $661,056
                                        ========              ========

See notes to consolidated financial statements.



                            CONSOLIDATED EARNINGS
                            ---------------------

Thousands, except per share amounts    1996        1995        1994
                                    ----------  ----------   ---------
Net Sales                           $1,525,052  $1,455,896  $1,461,637
Cost of goods sold                     958,288     948,925     949,374
                                    ----------  ----------   ---------
Gross profit                           566,764     506,971     512,263
                                    ----------  ----------   ---------
Selling and administrative expenses    521,553     494,098     448,827
Interest expense                        19,327      15,969      15,785
Other expense (income), net             (1,341)      1,630     (12,320)
                                    ----------  ----------   ---------

Earnings (Loss) From Continuing
 Operations Before Income Taxes         27,225      (4,726)     59,971
Income tax (provision) benefit          (6,910)      5,423     (26,405)
                                    ----------  ----------   ---------

Earnings From Continuing Operations     20,315         697      33,566
Discontinued operations:
   Earnings from operations,
    net of taxes                            --          --       1,282
   Credit for disposal, net of taxes        --       2,600       4,550
                                    ----------  ----------   ---------
Net Earnings                        $   20,315  $    3,297  $   39,398
                                    ==========  ==========   =========

Earnings Per Common Share:
Continuing operations               $     1.15  $      .04  $     1.91
Discontinued operations:
   Earnings from operations                 --          --         .07
   Credit for disposal                      --         .15         .26
                                    ----------  ----------   ---------
Net Earnings                        $     1.15  $      .19  $     2.24
                                    ==========  ==========   =========


See notes to consolidated financial statements.



                          CONSOLIDATED CASH FLOWS
                          -----------------------

Thousands                                 1996       1995       1994
                                        --------   --------   --------
OPERATING ACTIVITIES:
Net earnings                            $ 20,315   $  3,297   $ 39,398
Adjustments to reconcile net earnings
 to net cash provided by continuing
 operating activities:
  Discontinued operations                     --     (2,600)    (5,832)
  Depreciation and amortization           25,886     23,827     22,095
  Loss on disposal or impairment
   of facilities and equipment               655      6,477        103
  Provision for losses on
   accounts receivable                     5,982      5,101      6,442
  Changes in operating
   assets and liabilities:
    Receivables                          (10,256)     6,561      5,304
    Inventories                          (56,521)   (20,253)   (35,037)
    Prepaid expenses and
     other current assets                  4,541     (3,051)    26,212
    Trade accounts payable
     and accrued expenses                 17,221      2,672     (7,972)
    Income taxes                            (330)     4,977     (4,430)
    Other, net                            (4,223)    (8,548)    (6,577)
                                        --------   --------   --------
Net Cash Provided (Used) by
 Operating Activities of:
Continuing operations                      3,270     18,460     39,706
Discontinued operations                       --     (2,755)     8,677
                                        --------   --------   --------
Net Cash Provided by
 Operating Activities                      3,270     15,705     48,383
                                        --------   --------   --------
INVESTING ACTIVITIES:
Capital expenditures                     (21,044)   (26,939)   (32,531)
Proceeds from sales of fixed assets        1,414      5,408      4,226
Proceeds from sales of assets
 of discontinued operations                   --      2,444    118,532
                                        --------   --------   --------
Net Cash Provided (Used) by
 Investing Activities                    (19,630)   (19,087)    90,227
                                        --------   --------   --------
FINANCING ACTIVITIES:
Increase (decrease) in short-term
 notes payable                           (50,000)    45,915   (105,005)
Debt issuance costs                       (3,714)        --         --
Principal payments of long-term
 debt and capitalized leases              (8,450)    (2,812)    (7,764)
Proceeds from issuance of
 long-term debt                          100,000         --         --
Proceeds from issuance of common
 stock                                       108        564      5,901
Payments for purchases of
 treasury stock                               --       (824)    (1,102)
Dividends paid                           (17,956)   (23,325)   (28,610)
                                        --------   --------   --------
Net Cash Provided (Used)
 by Financing Activities                  19,988     19,518   (136,580)
                                        --------   --------   --------
INCREASE IN CASH AND
 CASH EQUIVALENTS                          3,628     16,136      2,030
Cash and Cash Equivalents
 at Beginning of Year                     35,058     18,922     16,892
                                        --------   --------   --------
Cash and Cash Equivalents
 at End of Year                         $ 38,686   $ 35,058   $ 18,922
                                        ========   ========   ========


See notes to consolidated financial statements.



                      CONSOLIDATED SHAREHOLDERS' EQUITY
                      ---------------------------------

Thousands, except number of shares and per share amounts
                                                       Unamortized
                 Common Stock               Cumulative   Value of
             ------------------- Additional Translation Restricted Retained
                Shares   Dollars  Capital   Adjustment     Stock   Earnings
             ----------  ------- ---------- ----------- ---------- --------

Balance
 January
 29, 1994    17,619,768  $66,075   $35,979   $(3,287)   $(6,827)  $141,923
Net earnings                                                        39,398
Dividends
 ($1.60 per
 share)                                                            (28,610)
Stock issued
 under
 employee
 benefit
 plans          217,924      817     5,084
Purchase of
 common
 stock
 for
 treasury       (35,800)    (134)      (73)                           (895)
Currency
 translation
 adjustment                                   (2,269)
Stock issued
 under
 restricted
 stock plan,
 net            168,000      630     5,967               (6,597)
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                               2,546
             ----------  -------   -------   -------   --------   --------
Balance
 January
 28, 1995    17,969,892   67,388    46,957    (5,556)   (10,878)   151,816
Net earnings                                                         3,297
Dividends
 ($1.30
 per share)                                                        (23,325)
Stock issued
 under
 employee
 benefit
 plans           23,760       89       475
Purchase of
 common
 stock
 for
 treasury       (25,800)     (97)      (53)                           (674)
Currency
 translation
 adjustment                                      643
Stock issued
 under
 restricted
 stock plan,
 net            (36,875)    (138)   (1,364)               1,502
Amortization
 of deferred
 compensa-
 tion under
 restricted
 stock plan                                               1,554
             ----------  -------   -------   -------   --------   --------
Balance
 February
 3, 1996     17,930,977   67,242    46,015    (4,913)    (7,822)   131,114
Net earnings                                                        20,315
Dividends
 ($1.00
 per share)                                                        (17,956)
Stock issued
 under
 employee
 benefit
 plans            6,500       24        84
Currency
 translation
 adjustment                                      480
Stock issued
 under
 restricted
 stock plan,
 net             32,500      121       211                 (332)
Amortization
 of deferred
 compensa-
 tion under
 restricted
 stock plan                                               2,454
             ----------  -------   -------   -------   --------   --------
Balance
 February
 1, 1997     17,969,977  $67,387   $46,310   $(4,433)   $(5,700)  $133,473
             ==========  =======   =======   =======    =======   ========


See notes to consolidated financial statements.




------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


NOTE 1: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
------------------------------

Organization
------------
Brown Group, Inc. (the "Company"), founded in 1878, is a footwear retailer and wholesaler, providing a broad offering of branded and private label casual, athletic and dress footwear products to men, women and children at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,256 retail shoe stores in the United States and Canada under the Famous Footwear(R), Naturalizer(R) and F.X. LaSalle(R) names. In addition, through Brown Shoe Company and its Pagoda division, the Company designs, sources and markets footwear to retail stores worldwide, including department stores, mass merchandisers and specialty shoe stores. See Note 6 for additional information regarding the Company's business segment and operations by geographic area.

Consolidation
-------------
The consolidated financial statements include the accounts of Brown Group, Inc. and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Period
-----------------
The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to January 31. Fiscal years 1996, 1995 and 1994 ended on February 1, 1997, February 3, 1996, and January 28, 1995, respectively. Fiscal year 1995 included 53 weeks and fiscal years 1996 and 1994 each included 52 weeks.

Use of Estimates
----------------
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories
-----------
All inventories are valued at the lower of cost or market, with 85% of consolidated inventories using the last-in, first-out (LIFO) method.

Property and Equipment
----------------------
Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases where applicable, using the straight-line method.

Income Taxes
------------
Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to depreciation, employee benefit plans, facility closing and restructuring reserves, bad debt reserves and inventory.

Earnings Per Share
------------------
Earnings per share of Common Stock are computed by dividing net earnings by the weighted average number of shares outstanding during the year. The dilutive effect of stock options is not significant and is therefore excluded from the calculation.

Pre-opening and Closing Expenses
--------------------------------
Pre-opening expenses of new facilities are charged to operations when incurred. Costs of closing facilities, including capital asset disposition losses, lease termination costs, and inventory liquidation costs, are accrued when management makes the decision to close such facilities.

Stock-Based Compensation
------------------------
The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly recognizes compensation expense related to stock appreciation units and restricted stock grants. No compensation expense is recorded for stock options granted at market value. The Company has elected to apply the disclosure provisions of Statement of Financial Accounting Standards No.
123, "Accounting for Stock-Based Compensation" (SFAS   No. 123).

Cash and cash Equivalents
-------------------------
The Company considers all short-term investments with maturities of three months or less to be cash equivalents.

Translation of Foreign Currencies
---------------------------------
Assets and liabilities of foreign subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the cumulative translation adjustment section of the Consolidated Statement of Shareholders' Equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

Financial Instruments
---------------------
The Company's policy generally is to use financial derivatives only to manage exposure to fluctuations in interest and foreign currency exchange rates.

Gains and losses realized and premiums paid on interest rate hedges are deferred and amortized to interest expense over the life of the underlying hedged instrument, or immediately if the underlying hedged instrument is settled.

Gains and losses on contracts that hedge specific foreign currency commitments, which are primarily for inventory purchases, are deferred and included in the basis of the transaction when it is consummated. Material gains and losses on forecasted inventory purchases are recorded in income in the period the value of the contract changes. Gains and losses on contracts which hedge foreign currency assets or liabilities in highly inflationary economies, or that are designed to protect earnings, are recognized in income as incurred.

NOTE 2: RESTRUCTURING CHARGES
-----------------------------
Included in earnings from continuing operations for fiscal 1995 is a pretax charge of $14.1 million to provide for the cost of closing the Company's five remaining United States footwear manufacturing plants and several related facilities. Approximately 2,400 factory positions were eliminated and the Company's headquarters support staff was reduced by 60 positions. The cost of termination benefits included in cost of sales is $8.0 million and an additional $.5 million of termination benefits is included in selling and administrative expense. Costs to liquidate raw material inventories of $2.0 million also were included in cost of sales. The estimated asset writeoffs of $3.6 million associated with the closings are included in Other Expense. The total charge, net of the related tax benefit, resulted in a reduction in earnings from continuing operations of $9.2 million, or $.52 per share for fiscal 1995. During fiscal 1996, all activities related to the restructuring were substantially completed.

NOTE 3: DISCONTINUED OPERATIONS
-------------------------------
In fiscal 1994, the Company sold its Cloth World chain of fabric stores to Fabri-Centers of America, Inc. for $65.7 million in cash. In addition, in fiscal 1994, the Company closed its Maryland Square catalog operation.

In 1993, the Company adopted a formal plan to withdraw from the Wohl Leased Shoe Department business, which involved the management of shoe departments in department stores. The Company completed its withdrawal from the last Wohl Leased Shoe Department at the end of October 1994. Due to earlier-than-expected withdrawals from leased departments at better-than-expected terms, $7.0 million and $4.0 million of the reserve, established in 1993, was reversed to income in the fourth quarter of 1994 and 1995, respectively.

During fiscal 1994, sales from discontinued operations were $149.0 million and net earnings were $1.3 million.

NOTE 4: RETIREMENT AND OTHER BENEFIT PLANS
------------------------------------------
The Company's pension plans cover substantially all full-time United States employees. Under the plans, salaried, management and certain hourly employees' pension benefits are based on the employee's highest consecutive five years of compensation during the ten years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations. The Company also participates in a multiemployer plan, which provides defined benefits to certain of the Company's former union employees.

The following table sets forth the plans' funded status at the December 31, 1996 and 1995 measurement dates, and amounts recognized in the Company's Consolidated Balance Sheet at February 1, 1997 and February 3, 1996 (in thousands):

                                           1996         1995
                                         --------     --------
Actuarial present value of
benefit obligations:
Vested benefit obligation                $ 83,038     $109,461
                                         ========     ========
Accumulated benefit obligation           $ 83,867     $110,646
                                         ========     ========
Projected benefit obligation             $ 91,209     $118,635
Plan assets at fair value                 124,793      154,026
                                         --------     --------
Excess of plan assets over
 projected benefit obligation              33,584       35,391
Unrecognized net loss                       1,471          905
Unrecognized prior service costs             (548)        (782)
Unrecognized net transition asset          (1,182)      (2,437)
                                         --------     --------
Prepaid pension costs recognized
 in the balance sheet                    $ 33,325     $ 33,077
                                         ========     ========

Pension plan assets are invested primarily in listed stocks and bonds. The plan assets are valued using the current market value for debt instruments and a five-year moving average for equity securities.

Prior service costs are amortized over the average remaining service period of employees expected to receive benefits under the plan. Pension costs included the following components (in thousands):

                                    1996        1995        1994
                                  --------    --------    --------
Service cost                      $  3,633    $  4,306    $  5,828
Interest cost                        7,650       8,638       9,957
Actual return on plan assets        (1,987)    (41,055)     20,269
Net amortization and deferral      (10,997)     28,207     (37,823)
Multiemployer plan                      25          23          78
                                  --------    --------    --------
Total pension
 (income) expense                 $ (1,676)   $    119    $ (1,691)
                                  ========    ========    ========
Actuarial assumptions used were:
Discount rate                         7.75%       7.00%       8.75%
Expected return on plan assets        9.50%       9.50%       9.50%
Compensation increase                 5.00%       4.50%       5.00%

In addition, the Company recognized net curtailment/settlement gains (losses) in fiscal 1996, 1995 and 1994 of ($1.5) million, ($1.8) million and $3.4 million, respectively, related to employee terminations due to personnel reductions as part of the Company's restructuring, factory closures and discontinued operations. These net gains (losses) affected restructuring, factory closure and discontinued operations reserves originally established in fiscal 1995 and 1993.

The Company's defined contribution 401(k) plan covers salaried, management and certain hourly employees who have at least one year of service and who are at least 21 years of age. Company contributions represent a partial matching of em-ployee contributions generally up to a maximum of 3.5% of the employee's salary. The Company's expense for this plan was $2.2 million, $2.3 million and $2.5 million in fiscal 1996, 1995 and 1994, respectively.

In addition to providing pension benefits, the Company sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried employees who had become eligible for benefits by January 1, 1995, and hourly employees. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retirees' contributions are adjusted annually and the Company intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.

The following tables set forth the plans' funded status reconciled with the amounts in the Company's Consolidated Balance Sheet at February 1, 1997 and February 3, 1996 (in thousands):

                                      1996                  1995
                                ------------------    ------------------
                                           Life                  Life
                                Health   Insurance    Health   Insurance
                                Plans      Plans      Plans      Plans
                               --------  ---------   --------  ---------
Accumulated postretire-
ment benefit obligations:
Retirees                        $2,216    $4,657      $3,604    $5,071
Active participants                843        63         472       100
                                ------    ------      -------   ------
                                 3,059     4,720       4,076     5,171
Plan assets                         --        --          --        --
                                ------    ------      -------   ------
Accumulated obligation in
excess of plan assets            3,059     4,720       4,076     5,171
Unrecognized net
gain (loss)                      3,644       128       4,640      (211)
                                ------    ------      -------   ------
Accrued postretirement
benefit cost                    $6,703    $4,848      $8,716    $4,960
                                ======    ======      =======   ======

Net postretirement benefit cost for fiscal 1996, 1995 and 1994 included the following components (in thousands):

                                                            Life
                                          Health          Insurance
                                          Plans             Plans
                                         --------         ---------
1996
Service cost                             $    34            $  1
Interest cost                                219             350
Net amortization cost                     (1,601)             --
                                         -------            ----
Postretirement benefit cost (income)     $(1,348)           $351
                                         =======            ====
1995
Service cost                             $   162            $  5
Interest cost                                407             385
Net amortization cost                       (878)             --
                                         -------            ----
Postretirement benefit cost (income)     $  (309)           $390
                                         =======            ====
1994
Service cost                             $   266            $ 15
Interest cost                                443             397
Net amortization cost                       (845)              7
                                         -------            ----
Postretirement benefit cost (income)     $  (136)           $419
                                         =======            ====

In addition to the net postretirement benefit income or expense, the Company recognized net curtailment gains in fiscal 1995 and 1994 of $.7 million and $.6 million, respectively, related to employee terminations due to personnel reductions as part of the Company's restructuring, plant closures and discontinued operations. These net gains increased the restructuring, factory closure and discontinued operations reserves originally established in fiscal 1995 and 1993.

                                         1996        1995        1994
                                        ------      ------      ------
Actuarial assumptions used
were ($ in thousands):
Projected health care
cost trend rate (A)                      7.00%       7.50%       8.75%
Ultimate trend rate (A)                  5.00%       5.00%       5.75%
Year ultimate trend
rate is achieved                         2001        2001        2001
Effect of a 1% point increase in the
health care cost trend rate on the
postretirement benefit obligation       $ 105       $ 132       $ 193
Effect of a 1% point increase in the
health care cost trend rate on the
aggregate of service and
interest cost                           $  11       $  26       $  34
Discount rate                            7.75%       7.00%       8.75%

(A) The health care cost trend rate assumption has a significant effect on the amounts reported. Rates listed above represent assumed increases in per capita cost of covered health care benefits for 1996, 1995 and 1994, respectively. For future years the rate was assumed to decrease gradually and remain at the ultimate trend rate thereafter.

NOTE 5: INCOME TAXES
--------------------
The components of earnings from continuing operations before income taxes consisted of Domestic earnings (loss) before taxes of $10.7 million, ($18.6) million, and $46.5 million in fiscal 1996, 1995 and 1994, respectively, and Foreign earnings before taxes of $16.5 million, $13.9 million, and $13.5 million in fiscal 1996, 1995 and 1994, respectively.

The components of income tax expense (benefit) are as follows (in thousands):

                                      1996        1995       1994
                                    --------    --------   --------
Federal
Currently payable                   $  (523)    $(7,220)   $(8,389)
Deferred                              2,323      (2,485)    29,732
                                    -------     -------    --------
                                      1,800      (9,705)    21,343
State                                 1,052        (399)       355
Foreign                               4,058       4,681      4,707
                                    -------     -------    --------
Total income tax expense (benefit)
on earnings (loss) from continuing
operations                            6,910      (5,423)    26,405
Tax expense of discontinued
operations:
  Results of operations                  --          --        368
  Credit for disposal                    --       1,400      2,450
                                    -------     -------    --------
Total income tax
expense (benefit)                   $ 6,910     $(4,023)   $29,223
                                    =======     =======    ========

The Company made net tax payments, including domestic federal, state and foreign taxes, of $6.8 million and $1.3 million in fiscal 1996 and 1994, respectively. In fiscal 1995 the Company received an income tax refund, net of payments, of $4.1 million.

The differences between the tax expense (benefit) from continuing operations reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% are as follows: (in thousands)

                                     1996        1995        1994
                                   --------    --------    --------
Income taxes at
statutory rate                      $ 9,529     $(1,654)   $20,990
State income taxes, net
of federal tax benefit                  626        (259)       231
Foreign tax in excess of
(less than) domestic rate            (1,475)        337         55
Provision for/(recovery of)
tax assessment (A)                       --      (5,837)     5,837
Valuation of temporary
differences                          (2,300)      2,700        --
Other                                   530        (710)      (708)
                                    -------     -------    -------
                                    $ 6,910     $(5,423)   $26,405
                                    =======     =======    =======

(A) Represents tax and interest (net of tax) related to an Internal Revenue Service assessment on a portion of the Company's unremitted foreign earnings. In January 1995, the U.S. Tax Court issued a judgment in favor of the Internal Revenue Service; however, this judgment was reversed by an Appeals Court ruling in fiscal 1995.

Significant components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

<CAPTION
                                              1996         1995
                                            --------     --------
Deferred tax assets
Employee benefits, compensation,
and insurance                              $  7,820     $  8,667
Allowance for doubtful accounts               3,649        3,818
Inventory capitalization and
inventory reserves                            6,325        4,456
Discontinued operations, restructuring,
and store closing reserves                    1,682        3,511
Postretirement and postemployment
benefit plans                                 4,658        5,581
Tax loss carryforwards                       10,515       14,037
Other                                        10,603        8,840
                                            -------      -------
  Total deferred tax assets                  45,252       48,910

Deferred tax liabilities
Excess depreciation                          (6,303)      (7,347)
Retirement plans                            (12,009)     (11,626)
LIFO inventory valuation                     (7,693)      (7,753)
Other                                        (3,356)      (2,956)
                                           --------     --------
  Total deferred tax liabilities            (29,361)     (29,682)
Valuation allowance                          (1,000)      (3,300)
                                           --------     --------
Net deferred income tax assets             $ 14,891     $ 15,928
                                           ========     ========

The Company provided a deferred tax asset valuation allowance of $2.7 million in fiscal 1995, bringing the total valuation reserve balance to $3.3 million. The valuation provision in fiscal 1995 was the result of decreased domestic earnings of the Company. During fiscal 1996, $2.3 million of the valuation allowance was reversed, due to the increased domestic earnings of the Company. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future taxable earnings or implementation of tax planning strategies.

At February 1, 1997, the Company has net operating loss carryforwards for federal income tax purposes of $30.0 million which are available to offset future federal taxable income for varying periods through fiscal 2010.

As of February 1, 1997, there are accumulated unremitted earnings from the Company's Canadian subsidiary and other foreign subsidiaries on which deferred taxes have not been provided as the undistributed earnings of foreign subsidiaries are indefinitely reinvested. Based on the current United States and Canadian income tax rates, it is anticipated that no additional United States tax would be incurred if the accumulated Canadian earnings were distributed. In the event that the other foreign subsidiaries' earnings were distributed, it is estimated that U.S. taxes, net of foreign tax credits, of approximately $22 million would be due.

NOTE 6: BUSINESS SEGMENT INFORMATION
------------------------------------
The Company operates in the Footwear industry throughout the world. Operations include the sourcing, wholesale distribution, and retailing of women's, men's and children's footwear. In 1996, 63% of the Company's sales were at retail, compared to 62% in 1995 and 54% in 1994.

Domestic operations include the wholesale distribution of branded, licensed and private label footwear to a variety of retail customers, and the Famous Footwear and Naturalizer nationwide chains of footwear stores.

The Company's foreign operations consist of wholesale distribution operations in Europe, Latin America, and the Far East, and wholesaling and retailing in Canada. The Far East operations include "first-cost" operations, where footwear is sold at a foreign port to customers who then import the footwear primarily into the United States.

A summary of the Company's operations by geographic area follows (in thousands):

                                  1996         1995         1994
                               ----------   ----------   ----------
Net Sales
United States                  $1,137,887   $1,065,143   $1,030,315
Far East                          278,371      282,580      310,902
Canada                             76,620       69,244       67,225
Latin America, Europe
and Other                          79,891       78,697       90,417
Inter-Area Transfers              (47,717)     (39,768)     (37,222)
                               ----------   ----------   ----------
                               $1,525,052   $1,455,896   $1,461,637
                               ==========   ==========   ==========
Operating Income
United States (A) (B)          $   40,074   $    8,741   $   64,472
Far East                            7,750          748        5,972
Canada                              6,569        6,358        6,565
Latin America, Europe
and Other                           2,235        8,251        1,621
Less corporate, interest
and other                         (29,403)     (28,824)     (18,659)
                               ----------   ----------   ----------
                               $   27,225   $   (4,726)  $   59,971
                               ==========   ==========   ==========
Identifiable Assets
United States                  $  556,711   $  511,435   $  504,026
Far East                           38,309       55,754       59,660
Canada                             50,871       45,674       41,909
Latin America, Europe
and Other                          76,484       48,193       30,920
                               ----------   ----------   ----------
                               $  722,375   $  661,056   $  636,515
                               ==========   ==========   ==========

Inter-area transfers to affiliates are generally priced to recover cost plus an appropriate margin for profit. Identifiable foreign assets consist primarily of cash items, receivables and inventories.

(A) 1996 includes a $4.0 million credit from LIFO inventory liquidation.

(B) 1995 includes a charge of $14.1 million for the costs of closing the remaining five Brown Shoe Company domestic manufacturing plants, partially offset by a LIFO recovery of $10.1 million from the liquidation of related inventories.

NOTE 7: INVENTORIES
-------------------
Inventories are valued at the lower of cost or market determined principally by the last-in, first-out (LIFO) method and consist of the following (in thousands):

                                 February 1,         February 3,
                                    1997                1996
                                 -----------         -----------
Finished goods                    $389,188            $329,184
Work-in-progress                       560               1,843
Raw materials and supplies           9,055              11,255
                                  --------            --------
                                  $398,803            $342,282
                                  ========            ========

If the first-in, first-out (FIFO) cost method had been used, inventories would have been $18.8 million and $27.7 million higher at February 1, 1997 and February 3, 1996, respectively.

During fiscal 1996, 1995 and 1994, certain inventories were reduced at Brown Shoe Company and other of the Company's divisions, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. On an aftertax basis, the effect of this liquidation was to increase 1996, 1995 and 1994 net income by $2.6, $6.6 and $6.7 million, respectively.

NOTE 8: PROPERTY AND EQUIPMENT
------------------------------
Property and equipment consist of the following (in thousands):

                                      February 1,         February 3,
                                         1997                1996
                                      -----------         -----------
Land and buildings                     $  29,963           $  29,721
Leasehold improvements                    38,669              41,903
Furniture, fixtures, and equipment       133,597             119,833
                                       ---------           ---------
                                         202,229             191,457
Allowances for depreciation
and amortization                        (116,849)           (103,737)
                                       ---------           ---------
                                       $  85,380           $  87,720
                                       =========           =========

In fiscal 1995, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. An evaluation of the fair value of the assets associated with the Company's retail store operations resulted in the determination that certain store assets were impaired and such impaired assets were written down by $2.1 million. Fair value was based on estimated future cash flows to be generated by these retail stores, discounted at a market rate of interest. This writedown is included in Other Expense (Income) for fiscal 1995 on the Statement of Consolidated Earnings. The fiscal 1996 charge for impaired assets of $.7 million was charged to Selling and Administrative expenses. Due to the large number of new retail stores opened by the Company in the last several years, it is possible that the estimate of undiscounted cash flows may change as these stores mature, potentially resulting in the need to write-down those assets to fair value.


NOTE 9: LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS
-------------------------------------------------------
Long-term debt, including capitalized lease obligations, net of unamortized discounts and current maturities, consists of the following (in thousands):

                                       February 1,         February 3,
                                          1997                1996
                                       -----------         -----------
9.5% Senior Notes due 2006             $100,000            $     --
7.36% Senior Notes, payments of
$10,000 due annually beginning 1999      50,000              50,000
8.45%-8.6% Debentures due 1999           15,000              15,000
7.07%-8.83% Debentures due 2002          18,542              19,990
7.125% Debentures due 2003               10,000              15,000
7.375% Sinking Fund Debentures,
payments of $2,000 due
annually to 1997                             --               1,999
Capitalized lease obligations             3,483               3,481
                                       ---------           --------
                                       $197,025            $105,470
                                       =========           ========

Maturities of long-term debt and capitalized lease obligations for 1997 through 2001 are: 1997--$2.0 million; 1998--$0; 1999--$25.0 million;
2000--$10.0 million and 2001--$10.0 million.

In October 1996, the Company issued $100 million in 9.5% Senior Notes due 2006. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2001.

In January 1997, the Company entered into a new revolving bank Credit Agreement to replace the previous bank credit agreement. The new Credit Agreement, providing $155.0 million in committed working capital and letter of credit financing, is for a period of three years. Interest on borrowings under the Credit Agreement is at varying rates and at the Company's option based on one of the following: the LIBOR rate, the NationsBank corporate base rate, or the Federal funds rate. A facility fee based on the Company's leverage ratio is payable on the entire amount of the facility. The facility fee is 0.375% at February 1, 1997. At February 1, 1997, $62.0 million of short-term notes were outstanding under the revolving bank Credit Agreement. Although there were no letters of credit outstanding under the revolving bank Credit Agreement as of February 1, 1997, letters of credit outstanding through other banking institutions under uncommitted facilities totaled approximately $37 million.

The Company's Canadian operations maintain uncommitted lines of credit totaling approximately $6 million.

In 1995, the Company refinanced $50.0 million of 6.47% unsecured Senior Notes due in February 1996 with $50.0 million of 7.36% unsecured Senior Notes. The agreement requires annual payments of $10.0 million beginning in 1999. In fiscal 1996, the Company amended the terms of the 7.36% Senior Notes to conform the covenants, warranties and ranking in all material respects with those of the 9.5% Senior Notes and the revolving bank Credit Agreement.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage, establish minimum levels of net worth, establish limitations on indebtedness, certain types of payments, liens and investments, and limit the use of proceeds of asset sales. In addition, the 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% unsecured Senior Notes are guaranteed by certain wholly-owned domestic subsidiaries of the Company.

The maximum amount of short-term borrowings (under revolving bank credit arrangements and in the form of commercial paper) at the end of any month was $144.5 million in fiscal 1996 and $121.5 million in fiscal 1995. The average short-term borrowings during the year were $103.7 million in fiscal 1996 and $92.4 million in 1995. The weighted average interest rates approximated 7.0% in fiscal 1996 and 1995.

Cash payments of interest for fiscal 1996, 1995, and 1994 were $16.5 million, $16.0 million, and $15.8 million, respectively.

NOTE 10: LEASES
---------------
The Company leases substantially all of its retail locations and certain other equipment and facilities. More than half of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                           1996         1995         1994
                          -------      -------      -------
Minimum payments          $82,829      $77,814      $67,199
Contingent payments         2,776        3,303        2,871
                          -------      -------      -------
                          $85,605      $81,117      $70,070
                          =======      =======      =======

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at February 1, 1997 (in thousands):

                                                            Operating
                                                             Leases
--------------------------------------------------------------------------
1997                                                        $ 84,922
1998                                                          74,455
1999                                                          59,650
2000                                                          44,511
2001                                                          34,483
Thereafter                                                   101,232
                                                            --------
Total minimum lease payments                                $399,253
                                                            ========

The Company is contingently liable for lease commitments of approximately $67 million which primarily relate to the Cloth World and Meis specialty retailing chains which were sold.

NOTE 11: FINANCIAL INSTRUMENTS
------------------------------
The Company utilizes derivative financial instruments to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are foreign exchange contracts, interest rate swaps and interest rate futures. The Company is exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments; however, counterparties to these agreements are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

The Company enters into foreign exchange contracts to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these exchange contracts are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the Company from the risk that the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates. In addition, the Company also hedges certain foreign currency assets and liabilities through the use of non-deliverable foreign exchange contracts, and in 1996 entered into a $17.0 million notional foreign exchange contract which is designed to protect the realizable value of inventories at the Company's Brazilian subsidiary in the event of a major devaluation and economic downturn in the Brazilian economy. Many complex factors, in addition to currency devaluation, may impact the effectiveness of this contract, including the extent and timing of a devaluation, a devaluation's impact on the Brazilian economy, inflationary factors, and footwear market conditions. This forward contract does not qualify as a hedge for financial reporting purposes.

The United States dollar equivalent of contractual amounts of the Company's forward exchange contracts consist of the following (in thousands):

<CAPTION

                                 February 1,         February 3,
                                    1997                1996
                                 -----------         -----------
Deliverable Contracts
Italian Lira                       $21,400             $12,600
French Francs                        9,600               8,600
Canadian Dollars                     6,300               4,400
Other Currencies                     2,000               2,000

Non-Deliverable Contracts
Brazilian Real                      22,100               4,900
New Taiwanese Dollars                7,200               6,900
Other Currencies                     1,900               1,500
                                   -------             -------
                                   $70,500             $40,900
                                   =======             =======

The unrealized gains related to these contracts, based on dealer-quoted prices, were $.3 million at February 1, 1997 and $.5 million at February 3, 1996.

Realized gains and losses on foreign exchange contracts used as hedges of inventory purchases are included in the basis of the inventory and are recognized in income as a component of cost of goods sold in the period in which the related inventory is sold. Material gains and losses on foreign exchange contracts hedging forecasted purchases are recorded in income in the period the value of the contracts change. Gains and losses on foreign exchange contracts which hedge foreign currency assets or liabilities in highly inflationary economies, or that are designed to protect earnings, are recognized in income as incurred.

In early 1996, a three-year interest rate swap agreement, which reduced the interest cost on $75.0 million of long-term debt, expired. The Company had no interest rate derivative financial instruments outstanding at February 1, 1997.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------
The carrying amounts and fair values of the Company's financial instruments at February 1, 1997 and February 3, 1996 are (in thousands):

                                1996                      1995
                         ------------------        ------------------
                         Carrying     Fair         Carrying     Fair
                          Amount      Value         Amount      Value
                         --------     -----        --------    --------
Liabilities
Long-Term Debt           $199,025    $199,009      $107,470    $109,626
Interest Rate Swap             --          --           202         635

Carrying amounts reported on the balance sheet for Cash and Cash
Equivalents, Receivables and Notes Payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt and interest rate swap was based upon the borrowing rates currently available to the Company for financing arrangements with similar terms and maturities.

NOTE 13: CONCENTRATIONS OF CREDIT RISK
--------------------------------------
Financial instruments which potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution or geographic region. The Company's periodic evaluations of the relative credit standing of these financial institutions are considered in the Company's investment strategy.

The Company's footwear wholesaling businesses sell primarily to department stores, mass merchandisers, and independent retailers across the United States, Canada, and throughout the world. Receivables arising from these sales are not collateralized, however, a portion are covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

NOTE 14: COMMITMENTS AND CONTINGENCIES
--------------------------------------
The Company is involved in environmental remediation and ongoing compliance at several sites. At its closed New York tannery and two associated landfills, the Company has completed its remediation efforts, and in September 1995, state environmental authorities reclassified the status of the site to one that has been properly closed and that requires only continued maintenance and monitoring. This change in status allowed the Company to reliably estimate the future liability for monitoring and maintenance, which is required over the next 27 years. Accordingly, in the third quarter of 1995, the estimated liability related to this site was discounted, using a 6.4% rate, resulting in a $2.0 million reduction in the previously recorded liability for this site. This increase in earnings was included in Other Expense (Income) on the Consolidated Statements of Earnings. The Company has begun remediation work at an owned manufacturing facility that is leased to another party. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. At February 1, 1997, the total accrued environmental liabilities for all sites was $3.1 million.

While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.



NOTE 15: CAPITAL STOCK
----------------------
Common Stock
------------
The Company's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At February 1, 1997 and February 3, 1996, there were 17,969,977 shares and 17,930,977 shares, net of 4,035,920 shares and 4,074,920 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BG). There were approximately 5,500 shareholders of record at March 1, 1997.

The Company has a Shareholder Rights Plan, under which each outstanding share of the Company's common stock carries one Common Stock Purchase Right. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock by a person or group of persons without the prior written consent of the Company. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company's common stock or shares of common stock of the acquiring person at discounted prices. The rights will expire on March 18, 2006 unless they are earlier exercised, redeemed or exchanged.

Preferred Stock
---------------
The Company has 1,000,000 authorized shares of $1 par value Preferred Stock. None has been issued.

NOTE 16: STOCK OPTION AND STOCK RELATED PLANS
---------------------------------------------
The Company has stock option, stock appreciation and restricted stock plans under which certain officers and employees are participants.

All stock options are granted at market value. Stock appreciation units also may be granted in tandem with options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from the date of grant. Because the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of February 1, 1997, 594,150 additional shares of common stock were available to be granted in the form of options or restricted stock.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options instead of the alternative fair value accounting provided for under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 5.9% and 6.6%; dividend yields of 6.9% and 5.9%; volatility factors of the expected market price of the Company's common stock of .26 and .29; and a weighted-average expected life of the option of 7 years. The weighted average fair value of options granted during 1995 and 1996 was $2.41 and $3.53 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                              1996         1995
                                            --------     --------
Net income, as reported                     $20,315      $3,297
Pro forma net income                         19,957       3,226

Earnings per share, as reported                1.15         .19
Pro forma earnings per share                   1.13         .18

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended February 1, 1997:


                               Number of                 Weighted
                       ------------------------           Average
                       Option       Appreciation         Exercise
                       Shares           Units              Price
                       ------       ------------         --------
Outstanding
January 29, 1994       910,518         55,145              $31
Granted                 48,500             --               38
Exercised             (265,893)       (14,548)              28
Terminated             (59,815)            --               33
                      ---------       -------              ----
Outstanding
January 28, 1995       633,310         40,597               33
Granted                413,000         30,158               17
Exercised              (18,225)            --               23
Terminated            (154,663)        (3,059)              34
                      ---------       -------              ----
Outstanding
February 3, 1996       873,422         67,696               25
Granted                254,000         64,405               17
Exercised                   --             --               --
Terminated            (203,926)       (21,316)              32
                      ---------       -------              ----
Outstanding
February 1, 1997       923,496        110,785              $22
                      =========       =======              ====

Following is a summary of stock options outstanding as of February 1, 1997, which have exercise prices ranging from $14 to $39:

                                          Weighted       Weighted
                                          Average        Average
                           Number of      Exercise      Remaining
                            Options        Price           Life
                           ---------      --------      ---------
Options Outstanding:
Price under $25             700,195         $18            9
Price $25 or over           223,301          34            3
                            -------         ---           ---
                            923,496         $22            7
                            =======         ===           ===
Options Exercisable:
Price under $25             152,320         $19            7
Price $25 or over           201,801          34            2
                            -------         ---           ---
                            354,121         $28            4
                            =======         ===           ===

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight year vesting period. Restricted shares granted, net of forfeitures, were 32,500; (36,875); and 168,000 in 1996, 1995 and 1994, respectively, and compensation expense was $2.5 million, $1.6 million and $2.5 million in 1996, 1995 and 1994, respectively.

NOTE 17: SUPPLEMENTARY INFORMATION
----------------------------------
Balance Sheet
-------------
Cash equivalents of $26.3 million and $22.3 million at February 1, 1997 and February 3, 1996, respectively, are stated at cost which approximates fair value.

Statement of Consolidated Earnings
----------------------------------
Advertising costs totaled $55.9 million, $51.8 million, and $44.2 million in fiscal 1996, 1995 and 1994, respectively. Other Expense (Income) consisted of the following (in thousands):

                             1996         1995         1994
                           --------    ---------    ---------
Interest income            $(1,202)    $(1,762)     $ (1,521)
Restructuring charges           --       3,600            --
Royalty income              (2,702)     (2,996)       (3,003)
Countervailing duty (A)         --          --        (9,819)
Other, net                   2,563       2,788         2,023
                           --------    --------     ---------
Total                      $(1,341)    $ 1,630      $(12,320)
                           ========    ========     =========

(A) Gain from settlement of Brazilian countervailing duties.

NOTE 18: CONDENSED CONSOLIDATING FINANCIAL INFORMATION
------------------------------------------------------
The 9.5% Senior Notes, the revolving bank Credit Agreement and the 7.36% Senior Notes, discussed in Note 9, are unconditionally and jointly and severally guaranteed by certain wholly-owned domestic subsidiaries of the Company. The non-guarantor subsidiaries are predominantly foreign subsidiaries of the Company. Accordingly, condensed consolidating balance sheets as of February 1, 1997 and February 3, 1996, and the related condensed consolidating statements of earnings and cash flows for each of the three years in the period ended February 1, 1997 are provided. These condensed consolidating financial statements have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Management believes that this information, presented in lieu of complete financial statements for each of the guarantor subsidiaries, provides meaningful information to allow investors to determine the nature of the assets held by, and the operations and cash flows of, each of the consolidating groups.

Condensed Consolidating Balance Sheet As of February 1, 1997
------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                    Parent    sidiaries  sidiaries  nations      Totals
                  ---------   ---------  --------- ---------  -----------
Assets
Current Assets
  Cash and
   cash
   equivalents    $   (130)  $    6,310  $ 30,307  $   2,199   $   38,686
  Receivables,
   net              38,430       11,385    40,431         --       90,246
  Inventories,
   net              67,101      296,511    47,689    (12,498)     398,803
  Other current
   assets            8,267       17,047     7,183      4,543       37,040
                  --------   ----------  --------  ---------   ----------
    Total Current
     Assets        113,668      331,253   125,610     (5,756)     564,775
Property and
 equipment, net     17,751       59,679     7,950         --       85,380
Other assets        43,786       15,479    13,227       (272)      72,220
Investment in
 subsidiaries      259,669       56,102     3,811   (319,582)          --
                  --------   ----------  --------  ---------   ----------
    Total Assets  $434,874   $  462,513  $150,598  $(325,610)  $  722,375
                  ========   ==========  ========  =========   ==========
Liabilities and Shareholders' Equity
Current Liabilities
  Notes payable   $ 62,000   $       --  $     --  $      --   $   62,000
  Accounts
   payable           5,354       84,617    34,726         --      124,697
  Accrued
   expenses         27,158       36,504    13,897     (6,506)      71,053
  Income taxes         (70)       3,074     1,001         --        4,005
  Current
   maturities of
   long-term debt    2,000           --        --         --        2,000
                  --------   ----------  --------  ---------   ----------
    Total Current
     Liabilities    96,442      124,195    49,624     (6,506)     263,755
Long-term debt
 and capitalized
 lease
 obligations       197,025           --        75        (75)     197,025
Other liabilities   21,385        2,678       608       (113)      24,558
Intercompany
 payable
 (receivable)     (117,015)     103,902     7,309      5,804           --
Shareholders'
 equity            237,037      231,738    92,982   (324,720)     237,037
                  --------   ----------  --------  ---------   ----------
    Total
     Liabilities
     and Share-
     holders'
     Equity       $434,874   $  462,513  $150,598  $(325,610)  $  722,375
                  ========   ==========  ========  =========   ==========

Condensed Consolidating Statement of Earnings for the Fiscal Year Ended February 1, 1997
-----------------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                   Parent     sidiaries  sidiaries  nations      Totals
                  --------   ----------  --------- ---------  ------------
Net Sales         $254,764   $1,155,158  $401,222  $(286,092)  $1,525,052
Cost of goods
 sold              179,403      741,203   323,923   (286,241)     958,288
                  --------   ----------  --------  ---------   ----------
  Gross profit      75,361      413,955    77,299        149      566,764

Selling and
 administrative
 expenses           72,660      385,320    64,768     (1,195)     521,553
Interest expense    18,897          235       195         --       19,327
Intercompany
 interest (income)
 expense           (14,097)      14,131       (34)        --           --
Other expense
 (income), net      (4,393)         153     1,555      1,344       (1,341)
Equity in
 (earnings) of
 subsidiaries      (17,075)      (8,556)       --     25,631           --
                  --------   ----------  --------  ---------   ----------
  Earnings before
   income taxes     19,369       22,672    10,815    (25,631)      27,225
Income tax
 (provision)
 benefit               946       (5,597)   (2,259)        --       (6,910)
                  --------   ----------  --------  ---------   ----------
  Net Earnings    $ 20,315   $   17,075  $  8,556  $ (25,631)  $   20,315
                  ========   ==========  ========  =========   ==========

Condensed Consolidating Statement of Cash Flows for the Fiscal Year Ended February 1, 1997
-------------------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                    Parent    sidiaries  sidiaries  nations      Totals
                  --------   ----------  --------- ---------  ------------
Net Cash Provided
 (Used) by
 Operating
 Activities       $(24,421)  $   27,197  $  4,595  $  (4,101)  $    3,270
Investing
 Activities:
  Capital
   expenditures     (1,551)     (17,338)   (2,155)        --      (21,044)
  Other              1,387            4        23         --        1,414
                  --------   ----------  --------  ---------   ----------
Net Cash (Used)
 by Investing
 Activities           (164)     (17,334)   (2,132)        --      (19,630)

Financing
 Activities:
  (Decrease) in
   short-term
   notes payable   (50,000)          --        --         --      (50,000)
  Principal
   payments of
   long-term debt
   and capital-
   ized leases      (8,450)          --        --         --       (8,450)
  Proceeds from
   issuance of
   long-term debt  100,000           --        --         --      100,000
  Dividends paid   (17,956)          --        --         --      (17,956)
  Proceeds from
   issuance of
   common stock        108           --        --         --          108
  Intercompany
   financing         4,758      (12,519)    1,461      6,300           --
  Debt issuance
   costs            (3,714)          --        --         --       (3,714)
                  --------   ----------  --------  ---------   ----------
Net Cash Provided
 (Used) by
 Financing
 Activities         24,746      (12,519)    1,461      6,300       19,988

Increase
 (Decrease) in
 Cash and Cash
 Equivalents           161       (2,656)    3,924      2,199        3,628
Cash and Cash
 Equivalents at
 Beginning of
 Period               (291)       8,966    26,383         --       35,058
                  --------   ----------  --------  ---------   ----------
Cash and Cash
 Equivalents at
 End of Period    $   (130)  $    6,310  $ 30,307  $   2,199   $   38,686
                  ========   ==========  ========  =========   ==========

Condensed Consolidating Balance Sheet As of February 3, 1996
------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                    Parent    sidiaries  sidiaries  nations      Totals
                  --------   ----------  --------- ---------  ------------
Assets
Current Assets
  Cash and cash
   equivalents    $   (291)  $    8,966  $ 26,383  $      --   $   35,058
  Receivables,
   net              34,415       10,737    41,265         --       86,417
  Inventories,
   net              46,057      262,874    42,108     (8,757)     342,282
  Other current
   assets           14,738       16,655     8,200      1,988       41,581
                  --------   ----------  --------  ---------   ----------
   Total Current
    Assets          94,919      299,232   117,956     (6,769)     505,338
Property and
  equipment, net    18,101       62,197     7,422         --       87,720
Other assets        39,900       15,947    12,604       (453)      67,998
Investment in
 subsidiaries      242,121       47,546     3,811   (293,478)          --
                  --------   ----------  --------  ---------   ----------
   Total Assets   $395,041   $  424,922  $141,793  $(300,700)  $  661,056
                  ========   ==========  ========  =========   ==========

Liabilities and Shareholders' Equity
Current Liabilities
  Notes payable   $112,000   $       --  $     --  $      --   $  112,000
  Accounts payable   6,950       65,507    33,656         --      106,113
  Accrued expenses  34,813       27,340    12,139     (2,801)      71,491
  Income taxes       1,053       (2,173)    5,455         --        4,335
  Current
   maturities of
   long-term debt    2,000           --        --         --        2,000
                  --------   ----------  --------  ---------   ----------
   Total Current
    Liabilities    156,816       90,674    51,250     (2,801)     295,939
Long-term debt
 and capitalized
 lease
 obligations       105,470           --       125       (125)     105,470
Other liabilities   22,892        3,160       622      1,337       28,011
Intercompany
 payable
 (receivable)     (121,773)     116,421     5,848       (496)          --
Shareholders'
 equity            231,636      214,667    83,948   (298,615)     231,636
                  --------   ----------  --------  ---------   ----------
   Total
    Liabilities
    and Share-
    holders'
    Equity        $395,041   $  424,922  $141,793  $(300,700)  $  661,056
                  ========   ==========  ========  =========   ==========

Condensed Consolidating Statement of Earnings for the Fiscal Year Ended February 3, 1996
-----------------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                    Parent    sidiaries  sidiaries  nations      Totals
                  --------   ----------  --------- ---------  ------------
Net Sales         $251,292   $1,004,032  $385,367  $(184,795)  $1,455,896
Cost of goods
 sold              203,980      617,777   312,223   (185,055)     948,925
                  --------   ----------  --------  ---------   ----------
  Gross profit      47,312      386,255    73,144        260      506,971

Selling and
 administrative
 expenses           68,899      364,833    61,644     (1,278)     494,098
Interest expense    14,696          528       745         --       15,969
Intercompany
 interest
 (income) expense  (11,432)      11,449       (17)        --           --
Other expense
 (income), net      (3,646)       1,426     2,312      1,538        1,630
Equity in
 (earnings) of
 subsidiaries      (10,653)      (4,645)       --     15,298           --
                  --------   ----------  --------  ---------   ----------
  Earnings (loss)
   before income
   taxes           (10,552)      12,664     8,460    (15,298)      (4,726)
Income tax
 (provision)
 benefit            11,249       (2,011)   (3,815)        --        5,423
                  --------   ----------  --------  ---------   ----------
  Earnings From
   Continuing
   Operations     $    697   $   10,653  $  4,645  $ (15,298)  $      697
                  ========   ==========  ========  =========   ==========

Condensed Consolidating Statement of Cash Flows for the Fiscal Year Ended February 3, 1996
-------------------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                    Parent    sidiaries  sidiaries  nations      Totals
                  --------   ----------  --------- ---------  ------------
Net Cash Pro-
 vided (Used)
 by Operating
 Activities       $(10,271)  $   19,768  $  4,366  $   1,842   $   15,705

Investing
 Activities:
  Capital
   expenditures     (3,093)     (21,076)   (2,770)        --      (26,939)
  Proceeds from
   sales of
   assets of
   discontinued
   operations        2,444           --        --         --        2,444
  Other              4,293        1,090        25         --        5,408
                  --------   ----------  --------  ---------   ----------
Net Cash Provided
 (Used) by Inves-
  ting Activities    3,644      (19,986)   (2,745)        --      (19,087)

Financing
 Activities:
  Increase in
   short-term
   notes payable    45,915           --        --         --       45,915
  Principal pay-
   ments of long-
   term debt and
   capitalized
   leases           (2,812)          --        --         --       (2,812)
  Dividends paid   (23,325)          --        --         --      (23,325)
  Payments for
   purchase of
   treasury stock     (824)          --        --         --         (824)
  Proceeds from
   issuance of
   common stock        564           --        --         --          564
  Intercompany
   financing       (11,309)       8,985     4,166     (1,842)          --
                  --------   ----------  --------  ---------   ----------
Net Cash Provided
 (Used) by
 Financing
 Activities          8,209        8,985     4,166     (1,842)      19,518

Increase in Cash
 and Cash
 Equivalents         1,582        8,767     5,787         --       16,136
Cash and Cash
 Equivalents at
 Beginning of
 Period             (1,873)         199    20,596         --       18,922
                  --------   ----------  --------  ---------   ----------
Cash and Cash
 Equivalents at
 End of Period    $   (291)  $    8,966  $ 26,383  $      --   $   35,058
                  ========   ==========  ========  =========   ==========

Condensed Consolidating Statement of Earnings for the Fiscal Year Ended January 28, 1995
-----------------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                    Parent    sidiaries  sidiaries  nations      Totals
                  --------   ----------  --------- ---------  ------------
Net Sales         $310,409   $  968,932  $425,870  $(243,574)  $1,461,637
Cost of goods
 sold              242,005      591,038   360,163   (243,832)     949,374
                  --------   ----------  --------  ---------   ----------
  Gross profit      68,404      377,894    65,707        258      512,263

Selling and
 administrative
 expenses           73,194      326,171    50,218       (756)     448,827
Interest expense    15,406            7       372         --       15,785
Intercompany
 interest
 (income) expense  (10,316)      10,430      (105)        (9)          --
Other expense
 (income), net     (13,998)         327       328      1,023      (12,320)
Equity in
 (earnings) of
 subsidiaries      (34,803)      (9,465)       --     44,268           --
                  --------   ----------  --------  ---------   ----------
  Earnings before
   income taxes     38,921       50,424    14,894    (44,268)      59,971
Income tax
 provision          (5,355)     (15,621)   (5,429)        --      (26,405)
                  --------   ----------  --------  ---------   ----------
  Earnings From
   Continuing
   Operations     $ 33,566   $   34,803  $  9,465  $ (44,268)  $   33,566
                  ========   ==========  ========  =========   ==========

Condensed Consolidating Statement of Cash Flows for the Fiscal Year Ended January 28, 1995
-------------------------------------------------------------------------

                                           Non-
                              Guarantor  Guarantor
                                Sub-       Sub-      Elimi-   Consolidated
                    Parent    sidiaries  sidiaries  nations      Totals
                  --------   ----------  --------- ---------  ------------
Net Cash Provided
 by Operating
 Activities       $  9,140   $   30,467  $  6,665  $   2,111   $   48,383

Investing
 Activities:
  Capital
   expenditures     (5,377)     (25,587)   (1,567)        --      (32,531)
  Proceeds from
   sales of
   assets of
   discontinued
   operations      118,532           --        --         --      118,532
  Other              2,434        1,786         6         --        4,226
                  --------   ----------  --------  ---------   ----------
Net Cash Provided
 (Used) by
 Investing
 Activities        115,589      (23,801)   (1,561)        --       90,227

Financing
 Activities:
  (Decrease) in
   short-term
   notes payable  (105,005)          --        --         --     (105,005)
  Principal pay-
   ments of
   long-term debt
   and capitalized
   leases           (7,764)          --        --         --       (7,764)
  Dividends paid   (28,610)          --        --         --      (28,610)
  Payments for
   purchase of
   treasury stock   (1,102)          --        --         --       (1,102)
  Proceeds from
   issuance of
   common stock      5,901           --        --         --        5,901
  Intercompany
   financing        15,715       (6,664)   (6,801)    (2,250)          --
                  --------   ----------  --------  ---------   ----------
Net Cash (Used)
 by Financing
 Activities       (120,865)      (6,664)   (6,801)    (2,250)    (136,580)

Increase (De-
 crease) in Cash
  and Cash
  Equivalents        3,864            2    (1,697)      (139)       2,030
Cash and Cash
 Equivalents at
 Beginning of
 Period             (5,737)         197    22,293        139       16,892
                  --------   ----------  --------  ---------   ----------
Cash and Cash
 Equivalents at
 End of Period    $ (1,873)  $      199  $ 20,596  $      --   $   18,922
                  ========   ==========  ========  =========   ==========

-------------------------------
REPORTS ON FINANCIAL STATEMENTS
-------------------------------

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING
-----------------------------------------------------------
The management of Brown Group, Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles, and are not misstated due to material fraud or error. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The Audit Committee of Brown Group's Board of Directors comprises six outside directors. The Committee meets regularly with the Company's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

Management of the Company has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. Management believes that the Company's system of internal control is adequate to accomplish the objectives discussed herein. Management also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's code of conduct, which is published throughout the Company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a systematic program to assess compliance with these policies. The results of this compliance program are discussed with the Audit Committee.

/s/ B. A. Bridgewater, Jr.        /s/ Harry E. Rich
--------------------------        -----------------
Chief Executive Officer           Chief Financial Officer


REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS
----------------------------

Shareholders and Board of Directors
Brown Group, Inc.

We have audited the accompanying consolidated balance sheets of Brown Group, Inc. as of February 1, 1997 and February 3, 1996, and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Group, Inc. at February 1, 1997 and February 3, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, in 1995 the Company changed its method of accounting for the impairment of long-lived assets.

/s/ Ernst & Young, LLP
----------------------
St. Louis, Missouri
March 6, 1997



-----------------------------------
SUPPLEMENTARY FINANCIAL INFORMATION
-----------------------------------

Selected Quarterly Information (unaudited)
------------------------------
Following is a summary of selected quarterly information
(in thousands, except per share amounts) for fiscal years ended February 1, 1997, and February 3, 1996.

                                                 Quarters
                             ----------------------------------------------
                               First       Second      Third       Fourth
                             ----------  ----------  ----------  ----------
                             (13 Weeks)  (13 Weeks)  (13 Weeks)  (13 Weeks)

1996
Net Sales                     $355,785    $389,983    $420,347    $358,937
Gross Profit                   135,877     144,521     156,187     130,179
Net Earnings                       527       5,514      12,905       1,369
Per Share of Common Stock:
  Net Earnings                     .03    $    .31    $    .73    $    .08
  Dividends Paid                   .25         .25         .25         .25
  Market Value:
    High                        16 3/8      17 1/2      23 1/4      21 1/8
    Low                         12 1/4      12 1/4      14 1/8      14 5/8


                             (13 Weeks)  (13 Weeks)  (13 Weeks)  (14 Weeks)
1995
Net Sales                     $357,442    $342,861    $406,921    $348,672
Gross Profit                   120,195     116,509     144,009     126,258
Earnings (Loss) From:
  Continuing Operations         (4,411)     (8,381)      9,715       3,774
  Discontinued Operations           --          --          --       2,600
Net Earnings (Loss)             (4,411)     (8,381)      9,715       6,374
Per Share of Common Stock:
  Earnings (Loss) From
   Continuing Operations      $   (.25)   $   (.48)   $    .55    $    .21
  Net Earnings (Loss)             (.25)       (.48)        .55         .36
  Dividends Paid                   .40         .40         .25         .25
  Market Value:
    High                        33 1/4      26 7/8      25 1/4      15 5/8
    Low                         27 3/4      21 3/4      13 3/4      12 3/4

Note 1: 1996 results include an aftertax credit from LIFO inventory liquidations of $2.6 million and a tax credit of $2.3 million from the recovery of valuation reserves. The net effect on the quarterly results of fiscal 1996 is aftertax credits of $2.0 million in the first quarter, $.6 million in the second quarter, $1.6 million in the third quarter, and $.7 million in the fourth quarter. In addition, the fourth quarter was favorably affected by a lower than previously expected tax rate by $1.2 million.

Note 2: 1995 results from continuing operations include an aftertax charge of $2.6 million for factory closings partially offset by a LIFO credit related to the liquidation of manufacturing inventories, an aftertax charge of $1.4 million related to the adoption of SFAS No. 121 on asset impairment, and a net aftertax credit of $3.1 million primarily from a court ruling overturning an Internal Revenue Service assessment against the Company. The net effect on the quarterly results of fiscal 1995 is an aftertax charge of $8.2 million in the second quarter and aftertax credits of $3.2 million and $4.1 million in the third and fourth quarters, respectively.

Directors' and Officers' Liability Insurance: The New York Business Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1996, the Company renewed, for a one-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group and National Union Fire Insurance Company of Pittsburgh, Pennsylvania. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Group, Inc. and its subsidiary companies. The policy premium for a one-year term is $153,950. To date, no claims have been paid under any policy of directors' and officers' liability insurance.



-------------------------------------------
DIRECTORS, OFFICERS AND OPERATING COMMITTEE
-------------------------------------------

Board of Directors
------------------
B. A. Bridgewater, Jr.1
Chairman of the Board, President, Chief Executive Officer and Chairman of the Executive Committee

Joseph L. Bower 1, 3
Donald Kirk David Professor, Chairman of Doctoral Programs and Director of Research,
Harvard Business School

Julie C. Esrey 2, 4
Director of various organizations

Richard A. Liddy 1, 2, 4
Chairman of the Board, President and Chief Executive Officer, General American Life Insurance Company

John Peters MacCarthy 2, 3
Retired Chairman of the Board
and Chief Executive Officer, Boatmen's Trust Company

John D. Macomber 3, 4
Director of various corporations

William E. Maritz 1, 2, 4
Chairman of the Board and Chief Executive Officer, Maritz, Inc., a motivation, travel, training, communications and marketing research services company

General Edward C. Meyer 3, 4
Retired Chief of Staff of the U.S. Army and international business consultant

Harry E. Rich 1
Executive Vice President
and Chief Financial Officer

Jerry E. Ritter 2, 3
Chairman, Clark Enterprises, Inc., operator of the Kiel Center
Entertainment Complex and the
St. Louis Blues Hockey Club

Daniel R. Toll  2, 3
Corporate and civic director

Thomas A. Williams
Vice President and
President, Brown Shoe Company

Honorary Director:
------------------
W. L. Hadley Griffin
Retired Chairman of the Board of Brown Group, Inc.

Corporate Officers
------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President and Chief Executive Officer

Harry E. Rich
Executive Vice President and Chief Financial Officer

Brian C. Cook
Vice President and President, Famous Footwear

Robert D. Pickle
Vice President, General Counsel and Corporate Secretary

Andrew M. Rosen
Vice President and Treasurer

Richard C. Schumacher
Vice President and Controller

Mary Sylvia Siverts
Vice President -- Public Affairs

Thomas A. Williams
Vice President and
President, Brown Shoe Company

Operating Committee
-------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President and Chief Executive Officer

Brian C. Cook
Vice President and President, Famous Footwear

Ronald N. Durchfort
President, Pagoda International

Ronald A. Fromm
Executive Vice President, Famous Footwear

J. Martin Lang
Vice President and Chief Financial Officer, Famous Footwear

Gary M. Rich
President, Pagoda U.S.A.

Harry E. Rich
Executive Vice President and Chief Financial Officer

James M. Roe
Senior Vice President -- Sales and Operations, Famous Footwear

Andrew M. Rosen
Vice President and Treasurer

David H. Schwartz
President, Pagoda Trading

Thomas A. Williams
Vice President and President, Brown Shoe Company

E. Lee Wyatt, Jr.
Senior Vice President -- Finance and Administration, Brown Shoe Company

George J. Zelinsky
Senior Vice President and General Merchandise Manager, Famous Footwear

Secretary to the Committee:
---------------------------
Richard C. Schumacher
Vice President and Controller

-----------------------------------------------
1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Governance and Nominating Committee
-----------------------------------------------


--------------------
INVESTOR INFORMATION
--------------------

Corporate Headquarters
----------------------
Brown Group, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105

Mailing Address:
Post Office Box 29
St. Louis, Missouri 63166-0029

(314) 854-4000 Telephone
(314) 854-4274 Fax

Internet Address
----------------
http://www.browngroup.com

Annual Meeting
--------------
11:00 a.m.
Thursday, May 22, 1997

Brown Group, Inc.
Corporate Headquarters
8300 Maryland Avenue
St. Louis, Missouri

Stock Listed
------------
Brown Group stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (ticker symbol BG).

Number of shareholders of record
--------------------------------
5,500

Number of employees
-------------------
11,500

Transfer Agent, Registrar and Dividend Disbursing Agent
-------------------------------------------------------
Boatmen's Trust Company
Corporate Trust Division
510 Locust Street
St. Louis, Missouri 63101-1845

(314) 466-1581 or
(800) 456-9852

Dividend Reinvestment Plan
--------------------------
A dividend reinvestment plan is offered to shareholders of Brown Group, Inc. The plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash. For a prospectus and enrollment form contact Boatmen's Trust Company (address above).

Direct deposit of Dividends
---------------------------
Registered shareholders may have their quarterly dividend check deposited directly to their bank accounts. For more information or to request an enrollment form, contact Boatmen's Trust Company (address above).

Trustee of Debentures/Notes
---------------------------
State Street Bank and Trust Company of Missouri, N. A.
Post Office Box 321
St. Louis, Missouri 63166-0321
(314) 206-3020

Independent Auditors
--------------------
Ernst & Young LLP
St. Louis, Missouri

ADDITIONAL INFORMATION
----------------------
Information about Brown Group, Inc. is available to shareholders from several sources as listed below:

On the Internet: You can access financial and other information such as significant news releases, Forms 10-K and 10-Q, and product information, on the Internet at http://www.browngroup.com

By fax-back: As a service to our shareholders and prospective investors, copies of Brown Group, Inc.'s press releases can be transmitted at no charge via fax by calling "Company News On-Call" at (800) 758-5804 extension 109435. This electronic, menu-driven system allows callers to receive specific Brown Group, Inc. news releases within minutes of request.

By calling or writing: You can also request that any of these materials be mailed to you at no charge by calling or writing:

Brown Group, Inc.
Investor Relations Office
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000

Safe Harbor statement
---------------------
This annual report contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results could differ materially from those projected. In Exhibit 99 to the Company's Annual Report on Form 10-K, detailed factors that could cause variations in results to occur are listed and discussed. Such Exhibit is incorporated herein by reference.

Brown Group, Inc. is an equal opportunity employer.


Printed on recycled paper with soy inks.


Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029