Form 10-K405, Exhibit 13
period 1998-01-31
BROWN GROUP INC
filed 1998-04-24
CIK 14707

Brown Group, Inc.

                  1997 Annual Report to Shareholders



































Brown Group, Inc.

CONTENTS
--------

Corporate Overview               1
Letter to Shareholders           2
Famous Footwear                  6
Brown Shoe Company               8
Canadian Operations             11
Stores and Brands at a Glance   12
Financial Statements            13
Board of Directors and Tribute
to W. L. Hadley Griffin         40
Officers, Operating Committee
and Investor Information        41

------------------
Corporate Overview
------------------
Brown Group, Inc. (NYSE) is   a $1.567 billion footwear company with
operations in retailing, wholesaling and worldwide sourcing. The Company operates leading retail store chains including Famous Footwear, Naturalizer and F.X. LaSalle. Brown Group also markets a diverse range of high-value footwear for women, children and men under some of the best-known brand names, including Naturalizer, Natural-SPORT, Life Stride and Buster Brown, and licensed brands such as Dr. Scholl's and Disney.
In 1997, progress in Brown Group's core businesses -- Famous Footwear, Brown Shoe Company and the Canadian operations -- was overshadowed by losses and a restructuring charge related to the Pagoda International marketing division. The Company's core businesses, which represent about 95 percent of Brown Group's total revenues, earned more than $26 million in 1997. These operations are positioned for continued progress in 1998, the 120th anniversary year of Brown Group's founding.

--------------------------------------------
Fall classics from Energyheel by Naturalizer
1997
Style names from left to right:
The element
The exceed
The entice
the exec
---------------------------------------------

---------------------
Financial Highlights*
---------------------

For the Fiscal Years Ended January 31, 1998, February 1, 1997 and
   February 3, 1996
                                         1997          1996          1995
                                   -----------    ----------    ----------
Dollars in thousands,
  except per share data            (52 Weeks)    (52 Weeks)    (53 Weeks)
Operating Results
Net sales                          $1,567,202    $1,525,052    $1,455,896

Gross profit                          578,672       566,764       506,971

Net earnings (loss)                   (20,896)       20,315         3,297


Per Share of Common Stock
Diluted net earnings (loss)             (1.19)         1.15           .19

Dividends paid                            .85          1.00          1.30

Shareholders' equity                    11.04         13.19         12.92


Financial Position
Total assets                          694,988       722,375       661,056

Working capital                       260,437       301,020       209,399

Shareholders' equity                  199,190       237,037       231,636

Return on beginning
  shareholders' equity                  (8.8%)         8.8%          0.3%

Current ratio                           1.9:1         2.1:1         1.7:1


*In 1997, includes aftertax restructuring charges and operating losses of $45.6 million related to the Company's Pagoda International marketing division, and a $1.5 million aftertax loss on the sale of the Famous Fixtures division of Famous Footwear.

--------------------
To  Our Shareholders
--------------------
This 1997 annual report to you describes a difficult year in which the real progress achieved in Brown Group's core businesses -- Famous Footwear, Brown Shoe Company and the Canadian operations -- was offset and obscured by severe losses in Pagoda International, our international marketing organization (which represented less than 5 percent of the Company's 1997 sales). Although the core businesses reported combined net earnings of more than $26 million in 1997, exceeding our plans and extending the progress we made in 1996, operating losses and a restructuring charge totaling more than $45 million at Pagoda International led to a 1997 net loss of $21 million.

In my letter to you in last year's Annual Report, I described a year of progress and, in closing, expressed optimism that our momentum would be continued in 1997. Throughout the Company's domestic and Canadian operations, it has continued:

* Famous Footwear achieved a 9 percent sales gain and a 38 percent increase in operating earnings to $35 million in 1997.
* Brown Shoe Company achieved an 11 percent increase in operating earnings to $31 million
   (excluding a $4 million nonrecurring gain in 1996) better than planned, on slightly lower sales, while funding an 18 percent increase in marketing spending.
* The Canadian operations achieved a 4 percent sales gain and a 19 percent increase in operating earnings to $8 million.

In the fall, however, it became clear that losses in our Pagoda International operations were increasing and investment in that business was far too great. Pagoda International had been controlled poorly, and radical change was required to reduce investment, bring cash into the United States, strengthen the Company's balance sheet, and either return that business to profitability on a much smaller scale, or phase out of it. The cost of that change led to Brown Group's $21 million loss in 1997; it represents the price we had to pay to allow the progress in our core business to continue, and to contribute to the benefit of our shareholders.

--------------------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President
and Chief Executive Officer
--------------------------------

------------------------------
FAMOUS FOOTWEAR: REAL MOMENTUM
------------------------------

Our largest and most profitable business, Famous Footwear accounted for more than half of Brown Group's sales in 1997, and is developing real momentum. Strengthened operating execution at Famous Footwear led to a 9 percent increase in sales to $850 million and a 1.9 percent increase in same-store sales in 1997. Sales per square foot increased 5.6 percent, reflecting strong productivity in the newer stores, and the maturing of stores opened in the 1994 to 1995 period of aggressive growth. Famous Footwear's operating earnings increased 38 percent to $35 million for the year. These operating earnings exclude a pretax nonrecurring loss on the February 1998 sale of the Famous Fixtures business. The Fixtures operation had 1997 sales of $21 million, but had incurred net losses in the $1 to $2.5 million range over the past several years, repeatedly depressing Famous Footwear's earnings. Excluding the nonrecurring charge and operating losses at the Fixtures operation (which will not be incurred in the future since that business has been sold), Famous Footwear's operating earnings in 1997 were $38 million.

Good inventory flow and well-managed distribution costs, particularly at the company's second distribution center that opened in fall 1995, also contributed to Famous Footwear's improved results for the year; the 9 percent sales increase was accomplished on a 3 percent increase in inventory. As the company continues to leverage its expense and asset base, measures of operating efficiency also continue to improve. In 1997, distribution costs were 2 percent lower, the customer purchase ratio increased 4 percent, and a .6 percent reduction in inventory shrinkage as a percent of sales was achieved.

The progress at Famous Footwear is particularly encouraging in light of the slowdown in the athletic footwear industry, as athletic footwear has historically represented nearly half of Famous Footwear's business. Famous Footwear benefits from merchandising and distribution strategies that enable the stores to serve women's, children's and men's changing fashion needs. The company opened 60 new stores during 1997 and closed 39, ending the year with 815 stores in operation. Plans for fiscal year 1998 call for a net of 20 new stores.

----------------------------------
BROWN SHOE COMPANY: SOLID PROGRESS
----------------------------------
Solid progress in 1997 also was reported at Brown Shoe Company, which operates the Company's core wholesale businesses -- Brown Branded Marketing and Pagoda U.S.A. -- and the Naturalizer Retail business. Sales of $433 million were slightly below last year's level, but better margins and tightly controlled expenses led to operating earnings of $31 million. This compared to operating earnings of $32 million in fiscal year 1996, which included $4 million of nonrecurring gains from the liquidation of LIFO inventories at Brown Branded Marketing. Sales of the Naturalizer and NaturalSPORT brands increased slightly in 1997, and the continued emphasis on product development and investment in aggressive brand marketing, which increased 18 percent in 1997, contributed to the improved results.

---------------------------------------------------------------------------
"Famous Footwear achieved a 9 percent sales gain and a 38 percent increase in operating earnings to $35 million in 1997."
---------------------------------------------------------------------------

Naturalizer Retail's chain of 341 stores reported sales of $130 million, about even with fiscal year 1996 sales. Same-store sales were .9 percent lower and an operating loss of $3 million was recorded for the year. However, the real estate strategy initiated in 1997 is achieving encouraging results, as average store volume increased 5 percent in the fall season.

------------------------------------
CANADIAN OPERATIONS: CONTINUED GAINS
------------------------------------
We are pleased with the continued gains the Company's Canadian operations achieved during 1997. Sales of $76 million were 4 percent higher and operating earnings increased 19 percent to $8 million. These results were led by improved sales at the Retail division, where same-store sales were up 5.2 percent for the year following a 7.3 percent same-store sales increase in 1996. There were 107 Naturalizer stores and 16 F. X. LaSalle stores in operation in Canada at fiscal year-end.

-------------------------------------------
PAGODA INTERNATIONAL: VERY COSTLY CUT-BACKS
-------------------------------------------
The scale of the losses and nonrecurring charge at Pagoda International -- more than $45 million in all -- largely obscured progress throughout the rest of the Company. Simply put, the losses were caused by building an organization and expense base, and accumulating a large in-stock inventory in anticipation of continued rapid growth, at a time when sales leveled off in Europe, and declined sharply in Brazil. Costs, and losses, were largely related to markdowns to reprice the inventory at salable levels, taxes associated with repatriating cash made available offshore by the liquidation of investment in this business, and severance costs, license minimum payments and the other expenses of radically downsizing an overexpanded business.

---------------------------------------------------------------------------
"The scale of the losses and nonrecurring charge at Pagoda International - more than $45 million in all - largely obscured progress throughout the rest of the Company."
---------------------------------------------------------------------------

The restructuring includes shifting the inventory ownership and marketing operations to distributors in Brazil and Europe, converting the European operations to a "first-cost" basis, and replacing the management most directly responsible for this costly failure. In conjunction with these plans, a contract with Calcados Dilly Ltda. was signed in February 1998 to sell Pagoda International's Brazilian inventories, and negotiations are in process in Europe to sell inventories and transfer certain licenses to other parties.

With these moves, we are on-plan to reduce investment in the Pagoda International division to less than $10 million, and restructure the operations by year-end 1998. This will allow us to protect the balance sheet, free capital to support our core businesses and pay down debt, and improve our prospects for better reported performance for the entire Corporation in the future.

-----------------------------
CASH FLOW: EXCELLENT PROGRESS
-----------------------------
Brown Group's management of cash flow for fiscal year 1997 was excellent; despite the loss for the year, positive cash flow of $21 million was better than planned, $59 million better than last year, and resulted in short-term borrowings that were $8 million below year-end 1996 levels.

Considering the encouraging progress and future demands for capital in our core businesses, and at the same time the costs and uncertainty related to the restructuring of Pagoda International, at the end of the third quarter of 1997, Brown Group's quarterly dividend was reduced to 10 cents per share from 25 cents per share. This move better aligned Brown Group's dividend payout policy with similar companies in the footwear and retail industries. It also increased the Company's flexibility to invest in successful businesses and reduce debt as we move beyond the problems at Pagoda International.

The losses at Pagoda International and the reduction in the dividend, however, affected the price of Brown Group stock, as it slipped from $16.50 at year-end 1996, to $14.50 at year-end 1997. Total return for the year also declined. However, the business structure and balance sheet are now in place to allow the progress in our core businesses to be reflected in the Company's earnings, and as these earnings are recorded, in the total return to our shareholders.

----------------------------
MANAGEMENT AND BOARD CHANGES
----------------------------
Important changes in management have also been made. On March 9, 1998, Brown Group announced that Ronald A. "Ron" Fromm was appointed President of Brown Shoe Company. Ron joined Famous Footwear in 1986 as Director of Finance and most recently served as Executive Vice President. He has played a major role in the expansion and success of Famous Footwear and has served on Brown Group's Operating Committee since 1992.

---------------------------------------------------------------------------
"As Brown Group emerges from the impact of restructuring Pagoda International, and the momentum in the balance of our business continues, we will clearly demonstrate our developing earning power and the value of this Company."
---------------------------------------------------------------------------

The Famous Footwear management team was also strengthened during 1997 with several additions and promotions. In February 1997, William A. Dandy joined Famous Footwear as Senior Vice President - Marketing. Janet M. Hardyman was promoted to Vice President - Human Resources and James M. Roe was named Senior Vice President - Real Estate in August 1997. In October 1997, Theodore L. Anderson joined the company as Senior Vice President - Retail Sales and Operations. In March 1998, J. Martin "Marty" Lang was promoted to Senior Vice President and Chief Financial Officer at Famous Footwear.

Changes in the Board of Directors include the resignation of Tom Williams from the Board, and the planned retirement of Daniel R. Toll at the May 1998 meeting of shareholders. In addition, we record with sadness the death on November 9, 1997 of W. L. Hadley Griffin, retired Chairman and an Honorary Director of Brown Group. A Tribute to Hadley can be found on page 40 of this Annual Report.

---------------------------------
LOOKING AHEAD: CONTINUED PROGRESS
---------------------------------
The solid leadership teams in our core businesses will serve us well as we continue to build on the progress made in 1997. Plans for 1998 call for continued progress in these core operations and a major improvement in net earnings. Our confidence in these plans is supported by the early results in the first quarter. As Brown Group emerges from the impact of restructuring Pagoda International, and the momentum in the balance of our business continues, we will clearly demonstrate our developing earning power and the value of this Company.

/s/ B. A. Bridgewater, Jr.
Chairman of the Board, President
and Chief Executive Officer

April 24, 1998

---------------
Famous Footwear
---------------
Famous Footwear's mission is to be America's number one choice for fashionable, branded family shoes. This chain is uniquely positioned to market a large selection of footwear styles for women, children and men in more than 800 stores in forty-six states throughout the country. Whether its athletics, casual, dress, sandals or boots, Famous Footwear stores offer a broad selection of popular brand name shoes for less for the entire family.

--------------------------------
A satisfying shopping experience
at a famous footwear store in
Birmingham, Alabama
--------------------------------

--------------------------------------------------------------------------
Famous Footwear stores average 5,000 square feet and can be found in strip centers, outlet malls and regional malls throughout the United States.
--------------------------------------------------------------------------

Achieving operational excellence:
---------------------------------
Brown Group acquired Madison, Wisconsin-based Famous Footwear in 1981 when it was a 32-store regional chain. The business gradually was expanded to about 300 stores by 1990, and then was doubled between 1991 and 1994 during a period of rapid growth. As the chain was expanded, a solid infrastructure of human resources, systems and distribution capabilities was put in place to support the operations and growth.

During 1997, an emphasis on achieving operational excellence led to significantly improved results for Famous Footwear. The company's continuing focus on merchandising and inventory controls resulted in improved margins at Famous Footwear and helped ensure that the right product was in the right place at the right time. Programs also were developed to continue to improve the customer's shopping experience to increase sales at the store level while keeping costs in control. Distribution and transportation costs were well-controlled as the chain's second distribution center completed its second full year of operation.

In late 1996, Famous Footwear realigned its entire field management structure as well as the company's merchandising and buying staffs. The field management team was increased by more than 50 percent to ensure more direct management of the business and improved customer service. The realignment of the merchandising and buying staffs helped better align these functions with the markets and stores they serve. In 1997, the first full year of operation under this new structure, Famous Footwear achieved a 9 percent increase in sales on a 3 percent increase in inventory.

Making the customer feel good:
------------------------------
Famous Footwear is committed to being America's premier family shoe retailer. Since "Mom" and the family are the primary Famous Footwear shoppers, the company's programs revolve around making sure every visit results in a satisfying shopping experience. The location and appearance of the stores, marketing and visual presentations, product fashion, selection, brands, pricing and good customer service are all designed to meet the needs of today's busy families.

The improved merchandising programs and state-of-the-art distribution capabilities ensure that the most popular brands and styles are available in-store when and where the customer is looking for them. Famous Footwear stores are designed to be inviting and easy-to-shop to help make each customer feel "good" about shopping in the store. New visual merchandising programs highlight the stores' fashions, brands and selection. To support customer satisfaction and ease of shopping, Famous Footwear seeks to position its stores where families shop: in outlet centers, regional malls and power strip centers throughout the country.

Targeted marketing programs help reinforce the Famous Footwear message of great brands and styles for less. The company's Celebrity Club customer loyalty program now has two million members. These customers are rewarded for frequent purchases and are included in targeted promotional mailings and special offers. Famous Footwear knows that the shopping experience begins and ends at each individual store. That is why the company continues to put a strong emphasis on training and motivating its sales associates to provide superior service. Helping customers find the brand name shoes they want is the goal of each sales associate and the entire Famous Footwear support organization.

-------------------------------------------------------------------------
America's premier family shoe retailer: more than 800 stores in 46 states selling fashionable brand name shoes for less.
-------------------------------------------------------------------------

------------------
Brown Shoe Company
------------------
Brown Shoe Company is one of the largest footwear companies in the United States, with a 120 year heritage of marketing quality footwear. The company designs, imports and markets a wide range of women's, children's and men's footwear products sold in multiple channels of distribution.

Brown Branded Marketing Division:
---------------------------------
Fine women's branded footwear is designed and marketed by the Brown Branded Marketing division and sold in department and specialty stores nationwide. This division represents some of the most recognized women's brands in the industry including Naturalizer, NaturalSPORT, Life Stride, LS Studio and Night Life. Each brand is targeted to meet the lifestyle needs of a unique and well-defined consumer.

The Brown Branded Marketing division introduced its Spring 1998 lines at the company's new showrooms on the eleventh and twelfth floors of the Takashimaya Building on 5th Avenue in the heart of New York's fashion district. These new showrooms are premier showcases for the brands and reflect the division's strategy for updating and building its brand positioning through product development and marketing. Brand messages are delivered directly to consumers through increased marketing and advertising and the continued development of partnerships with retailers, including focus shops and retail marketing efforts. The division also is organized around business teams that have the knowledge and experience to serve the specific needs of the company's retail customer segments, the important liaisons between the brands and their target consumers.

-------------------------------------------------------------------------
Walk/Run
the naturalsport brand's latest entry in the growing walking shoe market.
-------------------------------------------------------------------------

A marketing campaign for the company's flagship Naturalizer brand was introduced in 1997 to promote the image of Naturalizer as "one of life's great comforts." The division also introduced its patented Energyheel technology during 1997, with a major roll-out and comprehensive marketing campaign planned for 1998. The NaturalSPORT brand also plans increased national marketing and advertising efforts in 1998 to build on the success of its walking and other active/casual styles. Life Stride continues to be one of the industry's premier "entry-level" brands, and its targeted brand extensions, the LS Studio brand and the Night Life brand, also are popular with department and specialty store customers.

Naturalizer Retail Division:
----------------------------
The Naturalizer Retail division of Brown Shoe Company operates 341 Naturalizer specialty stores throughout the United States, including 57 outlet stores. The specialty stores are designed to showcase the Naturalizer and NaturalSPORT brands, offering a large selection of styles and sizes in an inviting and easy-to-shop atmosphere.

Naturalizer Retail successfully introduced updated footwear styles in 1997 and developed a better balance of casual and dress footwear in the stores to appeal to the lifestyle needs of Naturalizer's target consumer. The company is continuing its plans for remodeling 30 to 40 stores per year to ensure that the stores reflect the brand's identity. In addition, updated point-of-sale registers and a new merchandising reporting system planned for 1998 will improve the information on inventories and consumer preferences at Naturalizer Retail.

-------------------------
footwear relevant to
women's active lifestyles
Style and Comfort
-------------------------

-------------------------------------------------------------------------
Well-recognized brands for women, children and men sold through multiple channels of distribution help make Brown Shoe Company one of the largest footwear marketing companies in the industry.
-------------------------------------------------------------------------

------------------
Brown Shoe Company
------------------

Pagoda Division:
----------------
The Pagoda division of Brown Shoe Company markets branded, licensed and private label footwear to an extensive network of mass-merchandisers, mid-tier retailers and department stores in the United States and Canada. Pagoda is a trusted resource to some of North America's largest chains, including Kmart, Payless ShoeSource, Target and Wal-Mart as well as to Famous Footwear and department stores such as Dillard's, Mercantile and Sears.

---------------------------------------------------------------------------
Big Brand Names
Fashion-right footwear under some of the best known brand names -- from the Pagoda children's division.
---------------------------------------------------------------------------

Women's footwear accounts for more than half Pagoda's annual revenues. The Women's Discount and Westport divisions of Pagoda market private label footwear and brands that include Dr. Scholl's, Connie and Unionbay. Strong sales of the Original Dr. Scholl's Exercise Sandal and related styles continued in 1997 and additional patterns have been added for 1998.

--------------------------------------------------------------------------
The Pagoda division of Brown Shoe Company is a trusted resource to some of North America's largest retailers.
--------------------------------------------------------------------------

Pagoda also has a strong reputation in the Children's footwear market, with leading brand names including Buster Brown and the licensed Barbie, Disney and Star Wars brands. Buster Brown continues to be one of the most recognized brands of children's footwear and Pagoda has successfully built retail partnerships for this brand with Sears, Famous Footwear and The May Company. Pagoda also sells shoes featuring licensed Disney animated characters. For 1998, the company will introduce shoes with characters from Disney's Mulan and The Lion King: Simba's Pride movie releases. In 1997, Pagoda sold shoes featuring characters from the Star Wars classic trilogy under a license arrangement with Lucasfilm Ltd. Building on the success of this footwear brand, in March 1998, Pagoda signed an additional license to market footwear featuring characters from Episode I of the Star Wars "prequel," to be released in movie theaters in 1999.

The athletic and men's footwear categories continue to be areas of opportunity for Pagoda. Athletic brands marketed by Pagoda include licensed brands such as Russell Athletic, Penn and Dr. Scholl's, and the le coq sportif brand purchased by the company in 1995. Le coq sportif footwear is sold internationally and will be introduced in the United States market in 1998. In the men's category, Pagoda sells men's leather casual footwear to mass-merchandisers and mid-tier retailers primarily under the Dr. Scholl's brand name.

Brown Shoe Sourcing Division:
-----------------------------
The Sourcing Division of Brown Shoe Company ranks among the largest and most versatile suppliers of footwear in the United States. In 1997, this division sourced more than seventy million pairs of shoes for Brown Group's retail and wholesale divisions. This worldwide sourcing organization operates offices in Brazil, Italy, China, Hong Kong, Taiwan and Indonesia and opened an office in Mexico in 1997. The division contracts with footwear manufacturers in these regions to produce footwear that meets the Company's design, quality, delivery and price standards.

Through its flexible and cost-efficient sourcing structure, Brown Shoe Sourcing can provide footwear for women, children and men at virtually any price level from any significant shoe manufacturing region of the world. These capabilities include the manufacture of all categories of footwear from athletic to dress and from popular priced to better brands. Brown Shoe Sourcing's versatility and expertise enables it to serve the diverse needs of Brown Group's retail and marketing divisions.

-------------------
Canadian Operations
-------------------
Brown Group has a strong presence in the Canadian marketplace through the operation of both retail and wholesale businesses. The Canadian Retail division is headquartered in Montreal, Quebec. This division operates 107 Naturalizer specialty stores and 16 F. X. LaSalle better-grade shoe stores in Canada. Naturalizer continues to be one of the leading women's footwear brands in Canada and the Naturalizer stores are located in almost every major regional mall in the country. The F. X. LaSalle stores are primarily located in the Montreal area. These stores average 2,500 square feet and offer women's and men's fashionable shoes retailing for US $100 to $250 a pair, primarily sourced from Italy.

--------------------------------------------------------------------------
In Canada, the Company operates successful retail and wholesale businesses that are important contributors to Brown Group's results.
--------------------------------------------------------------------------

The Canadian Wholesale division is headquartered in Perth, Ontario, and markets a variety of shoes for women, children and men to department stores, better-grade independent accounts and specialty stores throughout Canada. Brands sold by this division include Naturalizer, NaturalSPORT, Connie, Airstep, Buster Brown, Regal, Cedar Trail, and the Disney and Star Wars licensed children's brands. The Wholesale division operates two production facilities which primarily manufacture the Naturalizer brand of footwear and boots for the Canadian market.

-----------------------------
Stores and Brands at a Glance
-----------------------------

Footwear Retail Stores
----------------------
                                                   Number of Stores
                                           1997   1996   1995   1994   1993
                                           ----   ----   ----   ----   ----
Famous Footwear: Family footwear stores
which feature "brand names for less;"
located in strip centers, outlet and
regional malls in the U.S.                  815    794    814    722    567

Naturalizer - U.S.: Stores selling the
Naturalizer and  NaturalSPORT brands of
women's footwear; located in major malls,
shopping centers and outlet malls.          341    346    313    327    367

Naturalizer - Canada: Stores selling the
Naturalizer and NaturalSPORT brands of
women's footwear; located in regional
malls.                                      107    100     96     91     83

F. X. LaSalle: Better-grade stores
featuring women's and men's branded
footwear, primarily located in regional
malls in Montreal, Canada.                   16     16     15     14     15

----------------------------------------------
Special Effects
Night Life shoes from the Life Stride division
----------------------------------------------

Footwear Brands
---------------

Women's                     Children's            Men's
-------                     ----------            -----
Air Step                    Anastasia (6)         Big Country
Connie                      Barbie (7)            Cedar Trail
Dr. Scholl's (1)            Buster Brown          Dr. Scholl's (1)
Fanfares                    101 Dalmatians (2)    Jean Pier Clemente
Naturalizer                 Disney Babies (2)     le coq sportif
NaturalSPORT                Doug (2)              Original Dr. Scholl's (1)
Life Stride                 Hercules (2)          Penn (3)
Larry Stuart Collection     le coq sportif        Regal
le coq sportif              The Lion King (2)     Russell Athletic (4)
LS Studio                   Mickey & Co.  (2)
Mickey & Co. (2)            Mickey for Kids (2)
Mickey Unlimited (2)        Mulan (2)
Night Life                  Original Dr. Scholl's (1)
Original Dr. Scholl's (1    Simba's Pride (2)
Penn (3)                    Star Wars (8)
Russell Athletic (4)        Wildcats
Unionbay (5)                Wishbone (9)

---------------------------------------------------
As denoted, these brands are under license from:

(1)   Schering-Plough HealthCare Products, Inc.
(2)   The Walt Disney Company
(3)   Penn Racket Sports, a division of GenCorp, Inc.
(4)   Russell Corporation
(5)   Seattle Pacific Industries, Inc.
(6)   Twentieth Century Fox
(7)   Mattel, Inc.
(8)   Lucasfilm Ltd.
(9)   Lyrick Studios
---------------------------------------------------

--------------------
Financial Statements
--------------------

Management's Discussion and
Analysis of Operations and
Financial Condition                       14

Five-Year Summary                         19

Consolidated Financial Statements         20
Notes to Consolidated
Financial Statements                      24

Reports on Financial Statements           38

Supplementary Financial Information       39

--------------------------------------------------------------------------
Management's Discussion and Analysis of Operations and Financial Condition
--------------------------------------------------------------------------

RESULTS OF OPERATIONS
---------------------
1997 Compared to 1996

Brown Group, Inc.'s fiscal 1997 results reflect progress in its core businesses at Famous Footwear, Brown Shoe Company and the Canadian operations. However, the overall results were adversely impacted by the restructuring charges and operating losses of $45.6 million incurred by the Pagoda International marketing division. In the third quarter, the Company announced the decision to substantially reduce its investment in the Pagoda International division as a result of excessive inventories and increasing losses.

Brown Group, Inc.'s net sales of $1.567 billion in fiscal 1997 were 3% higher than the $1.525 billion in fiscal 1996. The increased sales reflect higher sales at Famous Footwear which more than offset lower sales within the wholesale operations and at Pagoda International. A net loss of $20.9 million in fiscal 1997 compares to net earnings of $20.3 million in fiscal 1996. The net loss in fiscal 1997 includes $45.6 million of Pagoda International restructuring charges and operating losses compared to an operating loss of $5.7 million incurred in fiscal 1996. Excluding the Pagoda International results and the aftertax loss of $1.5 million incurred on the sale of Famous Footwear's fixtures manufacturing business, net earnings of the core businesses were $26.2 million in fiscal 1997 compared to $26.0 million in fiscal 1996. Results for fiscal 1996 reflect a reversal of $2.3 million of a tax valuation reserve related to the Company's deferred tax assets as well as an aftertax LIFO recovery of $2.6 million related to the liquida-tion of inventories at the Company's closed domestic facilities.

Famous Footwear's net sales increased 9% in fiscal 1997 to $849.9 million with a same-store sales increase of 1.9%. The increased sales are the result of improved store productivity and the addition of 21 net new stores. At the end of fiscal 1997, 815 stores were in operation compared to 794 stores in fiscal 1996. During the year, 60 stores were opened and 39 stores were closed. Plans for fiscal 1998 include the net addition of 20 stores. Operating earnings for fiscal 1997 increased 28% to $32.0 million as a result of increased sales combined with continued improvement in the leveraging of the expense base. In fiscal 1997, Famous Footwear's fixtures manufacturing business was sold and a $2.5 million pretax loss was incurred on the sale. The fixtures operation which had annual sales in 1997 of $21 million, had incurred net losses between $1.0 and $2.5 million over the past several years, depressing Famous Footwear's earnings. Excluding the loss provision on the sale and operating losses at the fixtures operation, Famous Footwear's operating earnings in fiscal 1997 were $37.8 million.

Net sales from the core wholesale operations -- Brown Shoe Company and Pagoda U.S.A. -- decreased 3% during fiscal 1997 to $432.7 million. Operating earnings were $31.1 million compared to $32.0 million in fiscal 1996 which included a $4.0 million LIFO credit from the liquidation of remaining manufactured inventories within Brown Shoe Company. Sales of the Naturalizer and NaturalSPORT brands increased slightly in 1997 reflecting the continued emphasis on product development and investment in aggressive brand marketing. Improved operating earnings resulted from improved margins and controlled operating expenses.

The Naturalizer Retail division's net sales of $130.1 million were about even with 1996 sales, however, same-store sales decreased by 0.9%. The combination of flat sales levels and higher operating expenses resulted in an operating loss of $2.9 million in fiscal 1997. The number of stores in operation at the end of fiscal 1997 was 341 which represents a net decrease of 5 stores.

The Canadian retail and wholesale operations' sales increased 4% in fiscal 1997 to $76.2 million while combined operating earnings were $7.8 million, a 19% increase from 1996. The retail operations achieved a same-store sales increase of 5.2%. Operating earnings increased 20%, primarily as a result of increased sales. With the net addition of 7 Naturalizer stores in 1997, the Canadian division operated 123 stores, including 107 Naturalizer stores and 16 F.X. LaSalle stores at the end of fiscal 1997. The Canadian wholesale operations' sales decreased 3% in fiscal 1997, however, operating earnings increased 17% from improved margins.

Consolidated gross profit, as a percent of sales, of 36.9% in 1997 was down slightly from 37.2% in 1996. Excluding the Pagoda International restructuring charge impact of $14.7 million, the gross profit as a percent of sales increased to 37.9% due to higher margins at Famous Footwear and the core wholesale operations and a higher mix of retail sales versus wholesale sales.

Selling and administrative expenses as a percent of sales in 1997 increased to 35.7% from 34.2% in 1996. Excluding the restructuring charge impact of $7.3 million, the 1997 rate was 35.2%. The increase in 1997 reflects a higher expense rate within the wholesale operations from advertising expenditures and the effect from a greater mix of retail sales.

Interest expense increased to $21.8 million in fiscal 1997 from $19.3 million in fiscal 1996 primarily as a result of having a full year impact of higher rate debt from the Company's debt repositioning in October 1996. The impact of the higher average borrowing rate on interest expense was slightly offset by the lower average borrowings resulting from the positive cash flow provided by operations.

Other income of $.5 million in fiscal 1997 consists primarily of royalty income and is offset by the $1.0 million impact from the Pagoda
International restructuring charge recorded within other income. Other income in fiscal 1996 was $1.3 million.

The Company's tax provision of $18.7 million in fiscal 1997 includes an $8.0 million provision for taxes due on the foreign cash anticipated to be repatriated as a result of the decision to restructure the Pagoda International division. A tax provision was reflected in fiscal 1997 even with the consolidated pretax loss, as no tax benefit was recorded on the Pagoda International losses. See Note 5 to the consolidated financial statements for a further explanation and a reconciliation of the effective tax rates to the statutory rates.

The Company had an overall net deferred tax asset of $8.1 million at January 31, 1998, which relates primarily to differences in book and taxable income and tax credit carryforwards. No valuation reserve was carried against the deferred tax asset as management believes that the net deferred tax asset will be realized through future operating results and the tax impact of repatriating foreign cash. In addition, management also has available certain tax planning strategies, which if implemented, could substantially eliminate the net deferred tax asset.

1996 Compared to 1995

Brown Group's net sales of $1.525 billion for the 52-week fiscal 1996 were up $69 million from the $1.456 billion in fiscal 1995, which had 53 weeks. The sales increase reflects higher sales at Famous Footwear and the Company's wholesale operations.

Earnings from continuing operations of $20.3 million in fiscal 1996 compare to $.7 million in fiscal 1995. Results for fiscal 1996 reflect a reversal of $2.3 million of a tax valuation reserve related to the Company's deferred tax assets, as well as an aftertax LIFO recovery of $2.6 million related to the liquidation of inventories at the Company's closed domestic facilities. Earnings from continuing operations in fiscal 1995 include nonrecurring aftertax charges of $1.4 million for the early adoption of SFAS No. 121, a $2.7 million provision for a valuation reserve related to the Company's deferred tax assets and $9.2 million for the cost of closing the Company's remaining five domestic manufacturing facilities. These charges in fiscal 1995 were substantially offset by an aftertax LIFO recovery of $6.6 million related to the liquidation of manufacturing inventories and plant closings, and a reversal of a reserve of $5.8 million resulting from an Appeals Court ruling overturning an Internal Revenue Service assessment against the Company.

Net earnings for fiscal 1996 of $20.3 million compare to $3.3 million for fiscal 1995. Included in net earnings for fiscal 1995 is a gain of $2.6 million, net of taxes, from the reversal of a portion of the provision previously provided for disposal of discontinued operations.

Famous Footwear's results were improved in 1996 as a result of better execution and cost control as the costs of rapid expansion and infrastructure development in 1994 and 1995 were absorbed. Adjusting for the transfer of 40 outlet stores from Famous Footwear to the Naturalizer Retail division at the beginning of 1996, sales increased 8% to $781.3 million, with a same-store sales increase of 1.3% on a comparable 52-week basis. Operating earnings increased 44% to $25.0 million, primarily as the result of increased sales combined with a better leveraging of the expense base. The increased sales are the result of the 1.3% same-store sales increase, as well as the strong sales contribution of the stores opened in 1996 and the latter portion of 1995. Although the gross margin rate was about the same as in 1995, expenses as a percent of sales were improved, which contributed importantly to the higher operating earnings. During the year, 55 stores were opened and 35 were closed, for a net of 20 stores added, down from the 92 net stores added in fiscal 1995. As a result of the net store openings and the transfer of 40 outlet stores to the Naturalizer Retail division, there were 794 stores in operation at the end of fiscal 1996.

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

--------------------------------------------------------------------------
Management's Discussion and Analysis of Operations and Financial Condition
--------------------------------------------------------------------------

At Brown Shoe Company's Branded Marketing division, sales for the
NaturalSport brand of active casual shoes increased nearly 50%, with Life Stride sales increasing 18% over fiscal 1995. Sales of the Naturalizer brand product were level with fiscal 1995.

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

The Naturalizer Retail division's net sales decreased 3% in total to $129.7 million, and decreased 1.2% on a comparable 52-week basis, adjusted for the transfer of the 40 outlet stores from Famous Footwear. The decreased sales were partially the result of a decreased promotional mix of merchandise compared to fiscal 1995, and an overall decline in mall traffic. As a result of the reduced sales, an operating loss was incurred in fiscal 1996. During fiscal 1996 there was a net decrease of 7 stores, and after taking into account the transfer of 40 outlet stores, the total number of stores in operation at the end of fiscal 1996 was 346.

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

Consolidated gross profit, as a percent of sales, in 1996 increased significantly to 37.2% from 34.8% in 1995. The improvement primarily reflects the lower cost base resulting from the shift to all-import sourcing and the pretax LIFO credit of $4.0 million from the liquidation of footwear manufactured in closed domestic facilities. Selling and administrative expenses as a percent of sales of 34.2% in 1996 was comparable to 1995.

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

Other income of $1.3 million in fiscal 1996 consisted primarily of royalty income. In fiscal 1995, other expense of $1.6 million primarily consisted of $3.0 million of royalty income, offset by a $3.6 million charge related to factory closings and a $2.1 million charge from the early adoption of SFAS No. 121.

The Company's income tax expense of $6.9 million in fiscal 1996 reflects the recovery of $2.3 million of tax valuation reserve.

PAGODA INTERNATIONAL RESTRUCTURING

In the third quarter of fiscal 1997, the Company made a decision to reduce its investment in the Pagoda International marketing division in Latin America and Europe as a result of excessive inventories and declining performance. The restructuring plan includes the sale of remaining Brazilian inventory of licensed products and the shift of European inventory ownership and marketing of its licensed footwear to distributors. In addition, foreign cash previously available to support international operations will be repatriated. An aftertax charge of $31.0 million was recorded to cover the costs of this restructuring of which $20.2 million has no expected cash impact. The restructuring charge consisted of the following:

* Inventory markdowns of $11.7 million to liquidate excess inventories;

* Charges of $2.9 million for severance and benefit costs for those employees terminated due to facility closures;

* Charges of $8.4 million for bad debts, royalty agreement shortfalls and other costs associated with the restructuring;
  and

* An income tax provision of $8.0 million associated with the United States taxes owed on the foreign cash anticipated to be repatriated in fiscal 1998.

A contract has been completed with a Brazilian footwear company to purchase virtually all of the Company's Brazilian inventory over a period not to exceed two and a half years. Negotiations are underway in Europe to sell inventories and transfer certain licenses to other parties.

Approximately $1.6 million of the restructuring charge was utilized in 1997, resulting in $29.4 million remaining at January 31, 1998. The remaining reserve activity will be utilized primarily in fiscal 1998 and into fiscal 1999.

IMPACT OF INFLATION

The effects of inflation have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

FINANCIAL CONDITION
-------------------
LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1997, the Company's borrowing level decreased as cash flow from operations more than offset capital expenditures and dividends. As a result, total debt decreased from $261.0 million at the end of fiscal 1996 to $251.0 million at the end of fiscal 1997. The Company's ratio of debt-to-total capitalization increased from 52.4% at the end of fiscal 1996 to 55.8% at the end of fiscal 1997, and the ratio of net debt (total debt less cash and cash equivalents) to total capitalization increased from 48.4% at the end of fiscal 1996 to 50.2% at the end of fiscal 1997. These ratios were adversely impacted by the restructuring charges and operating losses incurred by the Pagoda International division.

Working capital at the end of fiscal 1997 was $260.4 million, which was $40.6 million lower than at the end of fiscal 1996. The decrease in working capital position led to a decrease in the Company's current ratio, the relationship of current assets to current liabilities, from 2.1 to 1 at the end of fiscal 1996 to 1.9 to 1 at the end of fiscal 1997. These decreases were impacted by the Pagoda International restructuring charges and operating losses in fiscal 1997.

Cash provided by operating activities in 1997 was significantly higher than in 1996 as the result of decreased inventories and receivables at the Company's wholesale operations.

Cash used in investing activities was primarily for capital expenditures in fiscal 1997 of $21.7 million compared to $21.0 million in fiscal 1996. Capital expenditures in fiscal 1997 were primarily for new store openings and remodelings at Famous Footwear and Naturalizer Retail.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and total debt to capital, establish minimum levels of net worth, establish limitations on indebtedness, certain types of payments, including dividends, liens and investments, and limit the use of proceeds of asset sales. In anticipation of the impact of the Pagoda International nonrecurring restructuring charges, the Company amended its revolving bank Credit Agreement, 7.36% Senior Notes and 9.5% Senior Notes Agreements to modify certain financial covenants. The Company was in compliance with all of these covenants at all times during fiscal 1997 and at fiscal year-end, and expects to continue to be in compliance based on current estimates for fiscal 1998. The Company's current borrowing capacity under the revolving bank Credit Agreement is adequate to fund its operational needs.

The Company's long-term debt is rated Ba2 by Moody's Investors Service, BB by Standard & Poor's Corporation, and BB+ by Fitch Investors Service.

FINANCIAL INSTRUMENTS

The Company has assets, liabilities, and inventory purchase commitments outside the United States which are subject to fluctuations in foreign currency exchange rates. A substantial portion of inventory sourced from foreign countries, for ultimate sale in the United States, is purchased in United States dollars and is accordingly not subject to exchange rate fluctuations. However, where the purchase price is to be paid in the foreign currency, the Company enters into forward foreign exchange contracts or option contracts to reduce its economic exposure to changes in exchange rates. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and on demand for footwear from various locations throughout the world.

Assets and liabilities outside the United States are primarily located in Canada, Europe, Hong Kong and Brazil. The Company's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term. As a result, the Company generally does not hedge these net investments. In countries where the economy is deemed to be hyperinflationary, the Company hedges the local currency denominated assets and liabilities. See Note 11 to the consolidated financial statements for further discussion.

The Company periodically enters into interest rate options and swaps to reduce its exposure to changing interest rates and to reduce interest costs.

DIVIDENDS

Brown Group paid a dividend of $0.85 per share in fiscal 1997, and $1.00 per share in fiscal 1996. The 1997 dividend marked the 75th year of consecutive quarterly dividends.

YEAR 2000 COMPLIANCE

The Company uses hardware and software in various aspects of its business, including product sourcing, distribution and administration, which will require modification or replacement in order to interpret the year 2000 appropriately. The Company has developed a plan to identify and correct all affected hardware and software in an effective and economical manner, and to monitor the implementation of these corrections. The plan also includes communications with the Company's significant customers, vendors and other outside parties to determine the extent to which the Company's systems are vulnerable to any failures by them to address the year 2000 issue.

As of February 1998, the Company has completed its initial assessment of which hardware and software are non-year 2000 compliant. In most instances, the Company will be replacing the non-compliant systems with new programs and systems which will significantly upgrade the existing systems as well as appropriately interpret the year 2000. Although the year 2000 issue impacts the timing of completion of these replacements, for the most part, these replacements would have occurred in the normal course of business in any event. The Company anticipates that most modifications and replacements will be in place by early 1999. While the Company believes its planning efforts are adequate to address its year 2000 concerns, there can be no guarantee that the systems of other companies upon which the Company's systems and operations rely will be converted on a timely basis.

Management anticipates that the total costs to the Company to modify or replace its systems in order to remediate the year 2000 issue should not have a material adverse effect on the Company's business, liquidity or its results of operations.

ENVIRONMENTAL MATTERS

The Company is involved in environmental remediation and ongoing compliance at several sites, including its closed New York tannery and at an owned manufacturing facility in Colorado that is leased to another party. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. At January 31, 1998, the total accrued environmental liabilities for all sites total approximately $3.2 million.

---------------------------------------------------------------------------
SAFE HARBOR STATEMENT

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected as they are subject to various risks and uncertainties. These include general economic conditions, competition, consumer apparel and footwear trends, and political and economic conditions in Brazil and China, which are significant footwear sourcing countries. These factors are listed and further discussed in
Exhibit 99 to the Company's Annual Report on Form 10-K. Such Exhibit is incorporated herein by reference.
---------------------------------------------------------------------------

-----------------
Five-Year Summary
-----------------

Thousands, except
 per share amounts      1997       1996       1995       1994       1993
                    ----------- ---------- ---------- ---------- ----------
                     (52 weeks) (52 weeks) (53 weeks) (52 weeks) (52 weeks)
Operations
----------
Net sales           $1,567,202 $1,525,052 $1,455,896 $1,461,637 $1,361,039

Cost of goods sold     988,530    958,288    948,925    949,374    915,443
                    ---------- ---------- ---------- ---------- ----------
Gross profit           578,672    566,764    506,971    512,263    445,596
                    ---------- ---------- ---------- ---------- ----------
Selling and
administrative
 expenses              559,536    521,553    494,098    448,827    422,248

Interest expense        21,756     19,327     15,969     15,785     17,334

Other expense
 (income), net            (452)    (1,341)     1,630    (12,320)    21,191
                    ---------- ---------- ---------- ---------- ----------
Earnings (loss) from
 continuing operations
 before income taxes and
 accounting changes     (2,168)    27,225     (4,726)    59,971    (15,177)

Income tax
 (provision) benefit   (18,728)    (6,910)     5,423    (26,405)     5,881
                    ---------- ---------- ---------- ---------- ----------
Earnings (loss) from
 continuing operations
 before cumulative
 effect of accounting
 changes               (20,896)    20,315        697     33,566     (9,296)

Earnings from
 discontinued operations,
 net of income taxes      --         --         --        1,282      4,298

(Provision) credit
 for disposal of
 discontinued operations,
 net of income taxes      --         --        2,600      4,550    (24,400)

Cumulative effect of
 changes in accounting
 for postemployment
 benefits                 --         --         --         --       (2,214)
                    ---------- ---------- ---------- ---------- ----------
Net earnings (loss)   $(20,896)   $20,315     $3,297    $39,398   $(31,612)
                    ========== ========== ========== ========== ==========
Returns from
 continuing operations
 before accounting
 changes:

  Return on net sales    (1.3%)      1.3%       0.1%       2.3%      (0.7%)

  Return on beginning
  shareholders' equity   (8.8%)      8.8%       0.3%      14.4%      (3.2%)

  Return on average
  invested capital       (4.2%)      4.1%       0.2%       6.5%      (1.6%)



Dividends paid         $15,323    $17,956    $23,325    $28,610    $27,979

Capital expenditures    21,727     21,044     26,939     32,531     27,207



Per Common Share
----------------
Earnings (loss) from
continuing operations
before accounting
 changes - Basic        $(1.19)     $1.16      $ .04      $1.93      $(.54)



Net earnings (loss) -
 Basic                   (1.19)      1.16        .19       2.27      (1.85)



Earnings (loss) from
 continuing operations
 before accounting
 changes - Diluted       (1.19)      1.15        .04       1.90       (.54)



Net earnings (loss) -
 Diluted                 (1.19)      1.15        .19       2.23      (1.85)



Dividends paid             .85       1.00       1.30       1.60       1.60



Shareholders' equity     11.04      13.19      12.92      13.90      13.27



Financial Position
------------------
Receivables, net       $77,355    $90,246    $86,417    $98,079   $109,825



Inventories, net       380,177    398,803    342,282    322,029    286,992



Working capital        260,437    301,020    209,399    259,178    240,554



Property and
equipment, net          82,744     85,380     87,720     92,904     86,695



Total assets           694,988    722,375    661,056    636,515    739,930



Long-term debt and
 capitalized lease
 obligations           197,027    197,025    105,470    133,213    135,324



Shareholders' equity   199,190    237,037    231,636    249,727    233,863



Average common shares
 outstanding - Basic    17,591     17,531     17,483     17,374     17,068



All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

---------------------------
Consolidated Balance Sheets
---------------------------

Thousands, except number of shares and per share amounts

                                       January 31, 1998   February 1, 1997
                                       ----------------   ----------------
Assets
------
Current Assets

Cash and cash equivalents                      $ 50,136           $ 38,686

Receivables, net of allowance of
 $9,925 in 1997 and $10,203 in 1996              77,355             90,246

Inventories, net of adjustment to last-in,
 first-out cost of $15,617 in 1997 and
 $18,846 in 1996                                380,177            398,803

Deferred income taxes                            14,900             24,091

Prepaid expenses and other current assets        15,962             12,949
                                               --------           --------
TOTAL CURRENT ASSETS                            538,530            564,775
                                               --------           --------
Other Assets

Prepaid pension costs                            34,388             33,325

Other assets                                     39,326             38,895

Property and equipment, net                      82,744             85,380
                                               --------           --------
                                               $694,988           $722,375
                                               ========           ========

Liabilities and Shareholders' Equity
------------------------------------
Current Liabilities

Notes payable                                  $ 54,000           $ 62,000

Trade accounts payable                          118,907            124,697

Employee compensation and benefits               33,256             31,164

Other accrued expenses                           59,935             39,889

Income taxes                                     11,995              4,005

Current maturities of long-term debt               --                2,000
                                               --------           --------
TOTAL CURRENT LIABILITIES                       278,093            263,755
                                               --------           --------
Other Liabilities

Long-term debt, including capitalized
 lease obligations                              197,027            197,025

Deferred income taxes                             6,817              9,200

Other liabilities                                13,861             15,358
                                               --------           --------
TOTAL OTHER LIABILITIES                         217,705            221,583
                                               --------           --------
Shareholders' Equity

Preferred stock, $1.00 par value,
 1,000,000 shares authorized;
 no shares outstanding                             --                 --

Common stock, $3.75 par value,
 100,000,000 shares authorized;
 18,049,327 and 17,969,977
 shares outstanding                              67,685             67,387

Additional capital                               47,036             46,310

Cumulative translation adjustment                (8,427)            (4,433)

Unamortized value of restricted stock            (4,358)            (5,700)

Retained earnings                                97,254            133,473
                                               --------           --------
TOTAL SHAREHOLDERS' EQUITY                      199,190            237,037
                                               --------           --------
                                               $694,988           $722,375
                                               ========           ========
See notes to consolidated financial statements.


---------------------
Consolidated Earnings
---------------------


Thousands, except per share amounts     1997          1996          1995
                                        ----          ----          ----
Net Sales                           $1,567,202    $1,525,052    $1,455,896

Cost of goods sold                     988,530       958,288       948,925
                                    ----------    ----------    ----------
Gross profit                           578,672       566,764       506,971
                                    ----------    ----------    ----------
Selling and administrative expenses    559,536       521,553       494,098
Interest expense                        21,756        19,327        15,969

Other expense (income), net               (452)       (1,341)        1,630
                                    ----------    ----------    ----------
Earnings (Loss) From Continuing
 Operations Before Income Taxes         (2,168)       27,225        (4,726)

Income tax (provision) benefit         (18,728)       (6,910)        5,423
                                    ----------    ----------    ----------
Earnings (Loss) From Continuing
 Operations                            (20,896)       20,315           697

Discontinued operations, net of taxes     --            --           2,600
                                    ----------    ----------    ----------
NET EARNINGS (LOSS)                  $ (20,896)     $ 20,315      $  3,297
                                    ==========    ==========    ==========
Basic Earnings (Loss) Per Common Share:

Continuing operations                   $(1.19)       $ 1.16        $  .04

Discontinued operations                    --            --            .15
                                    ----------    ----------    ----------
NET EARNINGS (LOSS) - BASIC             $(1.19)       $ 1.16        $  .19
                                    ==========    ==========    ==========
Diluted Earnings (Loss) Per Common Share:

Continuing operations                   $(1.19)       $ 1.15        $  .04



Discontinued operations                    --            --            .15
                                    ----------    ----------    ----------
Net Earnings (Loss) - Diluted           $(1.19)       $ 1.15        $  .19
                                    ==========    ==========    ==========
See notes to consolidated financial statements.


-----------------------
Consolidated Cash Flows
-----------------------

Thousands                               1997          1996          1995
                                        ----          ----          ----
Operating Activities:

Net earnings (loss)                   $(20,896)     $ 20,315      $  3,297

Adjustments to reconcile net earnings
 to net cash provided by continuing
 operating activities:

   Discontinued operations                 --            --         (2,600)

   Depreciation and amortization        26,686        25,886        23,827

   Loss on disposal or impairment
   of facilities and equipment           1,475           655         6,477

   Provision for losses
    on accounts receivable               5,145         5,982         5,101

   Changes in operating assets
    and liabilities:

      Receivables                        7,746       (10,256)        6,561

      Inventories                       18,626       (56,521)      (20,253)

      Prepaid expenses and other
       current assets                    6,178         4,541        (3,051)

      Trade accounts payable and
       accrued expenses                 16,349        17,221         2,672

      Income taxes                       7,990          (330)        4,977

   Other, net                          (10,615)       (4,223)       (8,548)
                                      --------      --------      --------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES OF:

Continuing operations                   58,684         3,270        18,460

Discontinued operations                    --            --         (2,755)
                                      --------      --------      --------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES                   58,684         3,270        15,705
                                      --------      --------      --------
Investing Activities:

Capital expenditures                   (21,727)      (21,044)      (26,939)

Proceeds from sales of fixed assets        401         1,414         5,408

Proceeds from sales of assets
 of discontinued operations                --            --          2,444
                                      --------      --------      --------
NET CASH USED BY INVESTING ACTIVITIES  (21,326)      (19,630)      (19,087)
                                      --------      --------      --------
Financing Activities:

Increase (decrease) in short-term
 notes payable                          (8,000)      (50,000)       45,915
Debt issuance costs                       (678)       (3,714)          --

Principal payments of long-term debt
 and capitalized leases                 (2,000)       (8,450)       (2,812)

Proceeds from issuance of
 long-term debt                            --        100,000           --

Proceeds from issuance of common stock      93           108           564

Payments for purchases of treasury stock   --            --           (824)

Dividends paid                         (15,323)      (17,956)      (23,325)
                                      --------      --------      --------
NET CASH PROVIDED (USED) BY
 FINANCING ACTIVITIES                  (25,908)       19,988        19,518
                                      --------      --------      --------
INCREASE IN CASH AND CASH EQUIVALENTS   11,450         3,628        16,136

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                      38,686        35,058        18,922
                                      --------      --------      --------
CASH AND CASH EQUIVALENTS AT
 END OF YEAR                          $ 50,136      $ 38,686      $ 35,058
                                      ========      ========      ========
See notes to consolidated financial statements.


---------------------------------
Consolidated Shareholders' Equity
---------------------------------

Thousands, except number of shares and per share amounts
                                                      Unamortized
                                           Cumulative   Value of
                 Common Stock   Additional Translation Restricted  Retained
              Shares    Dollars   Capital  Adjustment    Stock     Earnings
            ----------  -------   -------   --------   ---------   --------
Balance
 January
 28, 1995   17,969,892  $67,388   $46,957   $(5,556)   $(10,878)   $151,816
            ----------  -------   -------   -------    --------    --------
Net earnings                                                          3,297

Dividends
 ($1.30 per
 share)                                                            (23,325)

Stock issued
 under
 employee
 benefit
 plans          23,760       89       475

Purchase
 of common
 stock for
 treasury      (25,800)     (97)      (53)                            (674)


Currency
 translation
 adjustment                                     643

Stock issued
 under
 restricted
 stock plan,
 net           (36,875)    (138)   (1,364)                1,502

Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                               1,554
            ----------  -------   -------   -------    --------    --------

Balance
 February
 3, 1996    17,930,977   67,242    46,015    (4,913)     (7,822)    131,114
            ----------  -------   -------   -------    --------    --------
Net earnings                                                         20,315

Dividends
 ($1.00
 per share)                                                        (17,956)

Stock issued
 under
 employee
 benefit
 plans           6,500       24        84

Currency
 translation
 adjustment                                     480

Stock issued
 under
 restricted
 stock plan,
 net            32,500      121       211                  (332)
Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                               2,454
            ----------  -------   -------   --------   ---------   --------

Balance
 February
 1, 1997    17,969,977   67,387    46,310    (4,433)     (5,700)   133,473
            ----------  -------   -------   -------    --------    --------
Net loss                                                           (20,896)

Dividends
($0.85 per
share)                                                             (15,323)

Stock issued
 under
 employee
 benefit
 plans           6,350       24        69

Currency
 translation
 adjustment                                  (3,994)

Stock issued
 under
 restricted
 stock plan,
 net            73,000      274       657                  (931)

Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                                               2,273
            ----------  -------   -------   -------    --------    --------

Balance
 January
 31, 1998   18,049,327  $67,685   $47,036   $(8,427)    $(4,358)    $97,254
            ==========  =======   =======   =======    ========    ========

See notes to consolidated financial statements.

------------------------------------------
Notes to Consolidated Financial Statements
------------------------------------------
NOTE 1: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
------------------------------

Organization
------------
Brown Group, Inc., (the "Company") founded in 1878, is a footwear retailer and wholesaler. The Company provides a broad offering of branded and private label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,279 retail shoe stores in the United States and Canada under the Famous Footwear, Naturalizer(R) and F.X. LaSalle(R) names. In addition, through its Brown Branded Marketing and Pagoda divisions, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. See Note 6 for additional information regarding the Company's business segment and operations by geographic area.

Consolidation
-------------
The consolidated financial statements include the accounts of Brown Group, Inc. and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Period
-----------------
The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to January 31. Fiscal years 1997, 1996 and 1995 ended on January 31, 1998, February 1, 1997, and February 3, 1996, respectively. Fiscal year 1995 included 53 weeks and fiscal years 1997 and 1996 each included 52 weeks.

Use of Estimates
----------------
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories
-----------
All inventories are valued at the lower of cost or market, with 90% of consolidated inventories using the last-in, first-out (LIFO) method.

Property and Equipment
----------------------
Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases where applicable, using the straight-line method.

Income Taxes
------------
Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to depreciation, employee benefit plans, bad debt reserves and inventory.

Earnings Per Share
------------------
In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128), which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share includes only the outstanding shares. Diluted earnings per share includes unvested restricted stock and the dilutive effect, if any, of stock options. All earnings per share amounts presented have been restated to conform to SFAS No. 128.

Pre-opening and Closing Expenses
--------------------------------
Pre-opening expenses of new facilities are charged to operations when incurred. Costs of closing facilities, including capital asset disposition losses, lease termination costs, and inventory liquidation costs, are accrued when management makes the decision to close such facilities.

Stock Based Compensation
------------------------
The Company accounts for stock based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly recognizes compensation expense related to stock appreciation units and restricted stock grants. No compensation expense is recorded for stock options granted at market value. The Company has elected to apply the provisions of Statement of Financial Accounting Standards No. 123,
"Accounting for Stock-Based Compensation" (SFAS   No. 123), by making pro
forma disclosures of net earnings and earnings per share to reflect the fair value of stock options as if SFAS No. 123 had been adopted.

Cash and Equivalents
--------------------
The Company considers all short-term investments with maturities of three months or less to be cash equivalents.

Translation of Foreign Currencies
---------------------------------
Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the cumulative translation adjustment section of the Consolidated Statement of Shareholders' Equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

Financial Instruments
---------------------
The Company's policy generally is to use financial derivatives only to manage exposure to fluctuations in interest and foreign currency exchange rates.

Gains and losses realized and premiums paid on interest rate hedges and foreign currency options, are deferred and amortized to interest expense over the life of the underlying hedged instrument, or immediately if the underlying hedged instrument is settled.

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

NOTE 2: EARNINGS PER SHARE
--------------------------
The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                          1997         1996      1995
                                          ----         ----      ----
Numerator:

Earnings (loss) from continuing
 operations - Basic and  Diluted
 earnings (loss) per share             $(20,896)    $ 20,315    $  697
                                       ========     ========    ======
Denominator:
 Denominator for basic
 earnings (loss) per share               17,591       17,531    17,483

Effect of dilutive securities:
   Unvested restricted stock                --           141       108
   Employee stock options                   --            53        46
                                       --------     --------    ------
Dilutive potential common shares            --           194       154
                                       --------     --------    ------
Denominator for diluted
 earnings (loss) per share               17,591       17,725    17,637
                                       ========     ========    ======
Basic earnings (loss) per share         $ (1.19)      $ 1.16    $  .04
                                       ========     ========    ======
Diluted earnings (loss) per share       $ (1.19)      $ 1.15    $  .04
                                       ========     ========    ======

The fiscal 1997 denominator for diluted earnings (loss) per share excludes the potential effect of dilutive securities in accordance with SFAS No. 128 because the inclusion of such shares in the computation are anti-dilutive in a period in which a loss from continuing operations was recognized.

NOTE 3: RESTRUCTURING CHARGES
-----------------------------
Included in earnings from continuing operations for fiscal 1997 is an aftertax charge of $31.0 million for the cost of reducing the Company's investment in the Pagoda International marketing division in Latin America and Europe. The total charge includes $14.7 million as reflected in cost of goods sold for inventory write-downs and anticipated royalty payment shortfalls. Costs for bad debts, severance and other restructuring costs of $7.3 million are reflected in selling and administrative expenses. Other expense (income) includes $1.0 million primarily for the disposal of fixed assets. In addition, an $8.0 million provision for income taxes was recorded for the anticipated repatriation of approximately $23.5 million of foreign cash to the United States. Taxes were not previously provided on these accumulated earnings as they were considered to be permanently reinvested in the Company's international operations. In fiscal 1997, the Company utilized approximately $1.6 million of the restructuring reserve. The total charge resulted in a reduction in basic earnings of $1.76 per share for fiscal 1997.

In February 1998, the Company completed an agreement with a Brazilian company to sell the Company's remaining Brazilian inventory of licensed products to them over a period not to exceed two and a half years. In Europe, the Company is in negotiations to shift inventory ownership and marketing of its licensed footwear to distributors. Upon completion of these agreements, the Company is expected to remain contingently liable for minimum royalties under certain license agreements.

NOTE 4: RETIREMENT AND OTHER BENEFIT PLANS
------------------------------------------
The Company's pension plan covers substantially all full-time United States employees. Under the plan, salaried and management and certain hourly employees' pension benefits are based on the employee's highest consecutive five years of compensation during the ten years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations. The Company also participates in a multi-employer plan, which provides defined benefits to certain of the Company's union employees.

The following table sets forth the plans' funded status at the December 31, 1997 and 1996 measurement dates, and amounts recognized in the Company's Consolidated Balance Sheet at January 31, 1998 and February 1, 1997 (in thousands):


                                          1997            1996
                                        --------        --------
Actuarial present value of benefit
obligations:

Vested benefit obligation               $ 90,260        $ 83,038
                                        ========        ========
Accumulated benefit obligation          $ 91,603        $ 83,867
                                        ========        ========

Projected benefit obligation            $100,275        $ 91,209
Plan assets at fair value                146,721         124,793
                                        --------        --------
Excess of plan assets over
projected benefit obligation              46,446          33,584
Unrecognized net (gain) loss             (10,844)          1,471
Unrecognized prior service costs            (667)           (548)
Unrecognized net transition asset           (547)         (1,182)
                                        --------        --------
Prepaid pension cost recognized
in the balance sheet                    $ 34,388        $ 33,325
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

Prior service costs are amortized over the average remaining service period of employees expected to receive benefits under the plan. Pension costs included the following components (in thousands):

                                     1997         1996       1995
                                   --------     --------   --------
Service cost                       $  3,494     $  3,633   $  4,306
Interest cost                         6,876        7,650      8,638
Actual return on plan assets        (28,868)      (1,987)   (41,055)
Net amortization and deferral        17,548      (10,997)    28,207
Multi-employer plan                      25           25         23
                                   --------     --------   --------
Total pension (income) expense     $   (925)    $ (1,676)  $    119
                                   ========     ========   ========
Actuarial assumptions used were:
                                     1997         1996       1995
                                   --------     --------   --------
Discount rate                         7.00%        7.75%      7.00%
Expected return on plan assets        9.50%        9.50%      9.50%
Compensation increase                 4.50%        5.00%      4.50%
                                   ========     ========   ========

In addition, the Company recognized net curtailment/settlement losses in fiscal 1996 and 1995 of $1.5 million and $1.8 million, respectively, related to employee terminations due to personnel reductions as part of the Company's restructuring and factory closures. These net losses affected restructuring and factory closure reserves originally established in fiscal 1995.

The Company's defined contribution 401(k) plan covers salaried, management and certain hourly employees who are at least 21 years of age. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The Company's expense for this plan was $2.0 million in 1997, $2.0 million in 1996 and $2.5 million in 1995.

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

The following tables set forth the plans' funded status reconciled with the amounts in the Company's Consolidated Balance Sheet at January 31, 1998 and February 1, 1997
(in thousands):

                                     1997                1996
                              ---------------------------------------
                                         Life                 Life
                               Health  Insurance   Health   Insurance
                               Plans     Plans     Plans      Plans
                              -------- ---------  --------  ---------
Accumulated postretirement
 benefit obligations:
Retirees                      $ 2,229   $ 4,358   $ 2,216   $ 4,657
Active participants               279        21       843        63
                              -------- ---------  --------  ---------
                                2,508     4,379     3,059     4,720
Plan assets                       --        --        --        --
                              -------- ---------  --------  ---------
Accumulated obligation in
 excess of plan assets          2,508     4,379     3,059     4,720
Unrecognized net gain           2,574       129     3,644       128
                              -------- ---------  --------  ---------
Accrued postretirement
 benefit cost                 $ 5,082   $ 4,508   $ 6,703   $ 4,848
                              ======== =========  ========  =========

Net postretirement benefit cost (income) for 1997, 1996 and 1995 included the following components (in thousands):

                                                       Life
                                          Health     Insurance
                                           Plans       Plans
                                         ---------   ---------
1997
Service cost                             $      4    $    --
Interest cost                                 194         329
Net amortization benefit                   (1,352)        --
                                         ---------   ---------
Postretirement benefit cost (income)     $ (1,154)   $    329
                                         =========   =========

1996
Service cost                             $     34    $      1
Interest cost                                 219         350
Net amortization benefit                   (1,601)        --
                                         ---------   ---------
Postretirement benefit cost (income)     $ (1,348)   $    351
                                         =========   =========

1995
Service cost                             $    162    $      5
Interest cost                                 407         385
Net amortization benefit                     (878)        --
                                         ---------   ---------
Postretirement benefit cost (income)     $   (309)   $    390
                                         =========   =========

In addition, the Company recognized a net curtailment gain in fiscal 1995 of $.7 million related to employee terminations due to personnel reductions as part of the Company's restructuring and factory closures. These net gains increased the restructuring and factory closure reserves originally established in fiscal 1995.

Actuarial assumptions used were ($ in thousands):

                                          1997       1996       1995
                                         ------     ------     ------
Projected health care cost
trend rate (A)                            6.50%      7.00%      7.50%
Ultimate trend rate (A)                   5.00%      5.00%      5.00%
Year ultimate trend rate is achieved      2001       2001       2001
Effect of a 1% point increase in the
 health care cost trend rate on the
 postretirement benefit obligation       $  66      $ 105      $ 132
Effect of a 1% point increase in the
 health care cost trend rate on the
 aggregate of service and
 interest cost                           $   6      $  11      $  26
Discount rate                             7.00%      7.75%      7.00%
                                         =====      =====      =====

(A) The health care cost trend rate assumption has a significant effect on the amounts reported. Rates listed above represent assumed increases in per capita cost of covered health care benefits for 1997, 1996 and 1995, respectively. For future years the rate was assumed to decrease gradually and remain at the ultimate trend rate thereafter.

NOTE 5: INCOME TAXES
--------------------
The components of earnings from continuing operations before income taxes consisted of domestic earnings (loss) before taxes of $14.1 million, $10.7 million, and ($18.6) million in 1997, 1996 and 1995, respectively, and foreign earnings (loss) of ($16.3) million, $16.5 million and $13.9 million in 1997, 1996 and 1995, respectively.

The components of income tax expense (benefit) are as follows (in thousands):

                                        1997       1996        1995
                                     ---------  ---------   ---------
Federal
   Currently payable                 $  6,158   $   (523)   $ (7,220)
   Deferred                             7,313      2,323      (2,485)
                                     ---------  ---------   ---------
                                       13,471      1,800      (9,705)
State                                     614      1,052        (399)
Foreign                                 4,643      4,058       4,681
                                     ---------  ---------   ---------
Total income tax expense (benefit)
 on earnings (loss) from
 continuing operations                 18,728      6,910      (5,423)
Tax expense of
 discontinued operations                  --         --        1,400
                                     ---------  ---------   ---------
Total income tax expense (benefit)   $ 18,728   $  6,910    $ (4,023)
                                     =========  =========   =========

The Company made net tax payments, including domestic federal, state and foreign taxes, of $4.9 million and $6.8 million in fiscal 1997 and 1996, respectively. In fiscal 1995 the Company received an income tax refund, net of payments, of $4.1 million.

The differences between the tax expense (benefit) from continuing operations reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% are as follows (in thousands):

                                        1997       1996        1995
                                     ---------  ---------   ---------
Income taxes at statutory rate       $   (759)  $  9,529    $ (1,654)
State income tax
 net of federal tax benefit               399        626        (259)
Foreign tax in excess of (less than)
 domestic rate                            574     (1,475)        337
Recovery of tax assessment (A)            --         --       (5,837)
Foreign operating losses with
 no benefit provided (B)                9,390        --          --
Provision for foreign
 cash repatriation                      8,000        --          --
Valuation of temporary differences     (1,000)    (2,300)      2,700
Other                                   2,124        530        (710)
                                     ---------  ---------   ---------
                                     $ 18,728   $  6,910    $ (5,423)
                                     =========  =========   =========

(A) Represents tax and interest (net of tax) related to an Internal Revenue Service assessment on a portion of the Company's unremitted foreign earnings. In fiscal 1994, the U.S. Tax Court issued a judgment in favor of the Internal Revenue Service; however, this judgment was reversed by an Appeals Court ruling in fiscal 1995.

(B) Represents foreign operating losses on which no tax benefit will be realized.

Significant components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

                                               1997           1996
                                             ---------      ---------
Deferred Tax Assets
Employee benefits, compensation,
 and insurance                               $  8,874       $  7,820
Allowance for doubtful accounts                 2,899          3,649
Inventory capitalization and
 inventory reserves                             5,183          6,325
Postretirement and postemployment
 benefit plans                                  3,980          4,658
Tax credits and loss carryforwards              4,319         10,515
Discontinued operations, restructuring,
 and store closing reserves                       249          1,682
Other                                           9,882         10,603
                                             ---------      ---------
   Total deferred tax assets                   35,386         45,252

Deferred Tax Liabilities
Excess depreciation                            (4,080)        (6,303)
Retirement plans                              (12,140)       (12,009)
LIFO inventory valuation                       (9,325)        (7,693)
Other                                          (1,758)        (3,356)
                                             ---------      ---------
   Total deferred tax liabilities             (27,303)       (29,361)
Valuation allowance                               --          (1,000)
                                             ---------      ---------
Net deferred income tax asset                $  8,083       $ 14,891
                                             =========      =========

The Company provided a deferred tax asset valuation allowance of $2.7 million in fiscal 1995, bringing the total valuation reserve balance to $3.3 million. During fiscal 1996, $2.3 million of the valuation allowance was reversed, due to the increased domestic earnings of the Company. The Company reversed the remaining deferred tax asset valuation allowance of $1.0 million in fiscal 1997. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future taxable earnings or implementation of tax planning strategies.

At January 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of $2.5 million which are available to offset future federal taxable income through fiscal 2011. Other tax credits primarily represent alternative minimum tax credits which have no expiration and foreign tax credits which have expiration dates from fiscal 1998 through fiscal 2001.

As of January 31, 1998, there are accumulated unremitted earnings from the Company's Canadian subsidiary and other foreign subsidiaries on which deferred taxes have not been provided as the undistributed earnings of foreign subsidiaries are indefinitely reinvested. Based on the current United States and Canadian income tax rates, it is anticipated that no additional United States tax would be incurred if the accumulated Canadian earnings were distributed. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of foreign tax credits, of approximately $16.4 million, after considering the $8.0 million tax provided for cash repatriations expected in fiscal 1998, would be due.

NOTE 6: BUSINESS SEGMENT INFORMATION
------------------------------------
The Company operates in the footwear industry throughout the world. Operations include the sourcing, wholesale distribution, and retailing of women's, children's and men's footwear. In 1997, approximately 66% of the Company's sales were at retail, compared to 63% in 1996 and 62% in 1995.

Domestic operations include the wholesale distribution of branded, licensed and private label footwear to a variety of retail customers, and operation of the Famous Footwear and Naturalizer nationwide chains of footwear stores.

The Company's foreign operations consist of wholesale distribution operations in Europe, Latin America and the Far East, and wholesaling and retailing in Canada. The Far East operations include "first-cost" operations, where footwear is sold at foreign port to customers who then import the footwear into the United States.

A summary of the Company's operations by geographic area follows (in thousands):

                             1997             1996            1995
                         ------------     ------------     -----------
Net Sales
United States            $1,208,878       $1,137,887       $1,065,143
Far East                    242,100          278,371          282,580
Canada                       76,716           76,620           69,244
Latin America, Europe
 and Other                   66,583           79,891           78,697
Inter-Area Transfers        (27,075)         (47,717)         (39,768)
                         ----------       ----------       ----------
                         $1,567,202       $1,525,052       $1,455,896
                         ==========       ==========       ==========

                              1997            1996             1995
                          -----------      -----------      ----------
Operating Income (Loss)
United States (A) (B)      $  47,054        $  40,074       $   8,741
Far East                         769            7,750             748
Canada                         7,823            6,569           6,358
Latin America, Europe
 and Other (C)               (24,185)           2,235           8,251
Less Corporate, Interest and
 Other Income (Expense)      (33,629)         (29,403)        (28,824)
                          -----------      -----------      ----------
                           $  (2,168)       $  27,225       $  (4,726)
                          ===========      ===========      ==========
Identifiable Assets
United States              $ 541,790        $ 556,711       $ 511,435
Far East                      41,366           38,309          55,754
Canada                        52,678           50,871          45,674
Latin America, Europe
 and Other                    59,154           76,484          48,193
                          -----------      -----------      ----------
                           $ 694,988        $ 722,375       $ 661,056
                          ===========      ===========      ==========

(A)   1996 includes a $4.0 million credit from LIFO inventory liquidation.
(B) 1995 includes a charge of $14.1 million for the costs of closing the remaining five Brown Shoe Company domestic manufacturing plants, partially offset by a LIFO recovery of $10.1 million from the liquidation of related inventories.
(C) 1997 includes a charge of $23.0 million for the costs of restructuring the Pagoda International marketing division.

Inter-area transfers to affiliates are generally priced to recover cost plus an appropriate margin for profit. Identifiable foreign assets consist primarily of cash and cash equivalents, receivables and inventories.

NOTE 7: INVENTORIES
-------------------
Inventories are valued at the lower of cost or market determined principally by the last-in, first-out (LIFO) method and consist of the following (in thousands):

                               January 31,      February 1,
                                   1998             1997
                               -----------      -----------
Finished goods                  $ 374,470        $ 389,188
Work-in-progress                      511              560
Raw materials and supplies          5,196            9,055
                               -----------      -----------
                                $ 380,177        $ 398,803
                               ===========      ===========

If the first-in, first-out (FIFO) cost method had been used, inventories would have been $15.6 million and $18.8 million higher at January 31, 1998 and February 1, 1997, respectively.

During fiscal 1996 and 1995, certain inventories were reduced at Brown Shoe Company and other of the Company's divisions, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. On an aftertax basis, the effect of this liquidation was to increase 1996 and 1995 net income by $2.6 and $6.6 million, respectively.

NOTE 8: PROPERTY AND EQUIPMENT
------------------------------
Property and equipment consist of the following (in thousands):

                                     January 31,      February 1,
                                        1998             1997
                                     -----------      -----------
Land and buildings                    $  29,927        $  29,963
Leasehold improvements                   47,719           38,669
Furniture, fixtures and equipment       134,684          133,597
                                     -----------      -----------
                                        212,330          202,229
Allowances for depreciation
 and amortization                      (129,586)        (116,849)
                                     -----------      -----------
                                      $  82,744        $  85,380
                                     ===========      ===========

In fiscal 1995, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." An evaluation of the fair value of the assets associated with the Company's retail store operations resulted in the determination that certain store assets were impaired and such impaired assets were written down by $2.1 million. Fair value was based on estimated future cash flows to be generated by these retail stores, discounted at a market rate of interest. This writedown is included in other expense (income) for fiscal 1995 on the Statement of Consolidated Earnings. The fiscal 1996 and 1997 charges for impaired assets of $.7 million each year were charged to selling and administrative expense. Due to the large number of new retail stores opened by the Company in the last several years, it is possible that the estimate of undiscounted cash flows may change as these stores mature, potentially resulting in the need to write-down those assets to fair value.


NOTE 9: LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS
-------------------------------------------------------
Long-term debt, including capitalized lease obligations, net of unamortized discounts and current maturities, consists of the following (in thousands):

                                        January 31,      February 1,
                                           1998             1997
                                        -----------      -----------
9.5% Senior Notes due 2006               $ 100,000        $ 100,000
7.36% Senior Notes, payments of
 $10,000 due annually beginning 1999        50,000           50,000
8.45%-8.6% Debentures due 1999              15,000           15,000
7.07%-8.83% Debentures due 2002             18,543           18,542
7.125% Debentures due 2003                  10,000           10,000
Capitalized lease obligations                3,484            3,483
                                        -----------      -----------
                                         $ 197,027        $ 197,025
                                        ===========      ===========

Maturities of long-term debt and capitalized lease obligations for 1998 through 2002 are: 1998--$0; 1999--$25.0 million; 2000--$10.0 million;
2001--$10.0 million and 2002--$28.6 million.

In fiscal 1996, the Company issued $100.0 million in 9.5% Senior Notes due 2006. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2001.

The Company's revolving bank Credit Agreement, which provides $155.0 million in committed working capital and letter of credit financing, expires January 2000. Interest on borrowings under the Credit Agreement is at varying rates and at the Company's option based on one of the following: the LIBOR rate, the NationsBank corporate base rate, or the Federal funds rate. A facility fee, 0.375% at January 31,1998, based on the Company's leverage ratio is payable on the entire amount of the facility. At January 31, 1998, $54.0 million of short-term notes and approximately $21.0 million of letters of credit were outstanding under the revolving bank Credit Agreement.

The Company's Canadian operations maintain uncommitted lines of credit totaling approximately $5.5 million, with letters of credit outstanding of approximately $2.0 million.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and total debt to capital, establish minimum levels of net worth, establish limitations on indebtedness, certain types of payments including dividends, liens and investments, and limit the use of proceeds of asset sales. The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% unsecured Senior Notes are guaranteed by certain wholly-owned domestic subsidiaries of the Company. As a result of the Pagoda International restructuring charges and corresponding operating losses, in fiscal 1997 the Company amended its revolving bank Credit Agreement, 9.5% Senior Notes, and 7.36% Senior Notes to modify certain financial covenants.

The maximum amount of short-term borrowings under the revolving bank credit arrangements at the end of any month was $65.0 million in 1997 and $144.5 million in 1996. The average short-term borrowings during the year were $47.0 million in 1997 and $103.7 million in 1996. The weighted average interest rates approximated 7.7% in 1997 and 7.0% in 1996.

Cash payments of interest for fiscal 1997, 1996 and 1995 were $22.5 million, $16.5 million and $16.0 million, respectively.

NOTE 10: LEASES
---------------
The Company leases substantially all of its retail locations and certain other equipment and facilities. More than half of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                             1997       1996       1995
                          --------   --------   --------
Minimum payments          $ 86,132   $ 82,829   $ 77,814
Contingent payments          2,665      2,776      3,303
                          --------   --------   --------
                          $ 88,797   $ 85,605   $ 81,117
                          ========   ========   ========

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at January 31, 1998 (in thousands):

                                                    Operating Leases
--------------------------------------------------------------------
1998                                                    $ 83,113
1999                                                      70,342
2000                                                      54,588
2001                                                      44,988
2002                                                      34,079
Thereafter                                                91,392
                                                        --------
Total minimum lease payments                            $378,502
                                                        ========

The Company is contingently liable for lease commitments of approximately $57 million which primarily relate to the Cloth World and Meis specialty retailing chains which were sold.

NOTE 11: FINANCIAL INSTRUMENTS
------------------------------
The Company utilizes derivative financial instruments to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are foreign exchange contracts, foreign currency options, interest rate swaps, and interest rate futures. The Company is exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments; however, counterparties to these agreements are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

The Company enters into foreign exchange contracts to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these exchange contracts are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the Company from the risk that the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates. In addition, the Company also hedges certain foreign currency assets and liabilities through the use of non-deliverable foreign exchange contracts, and at the end of 1997 owned a $6.9 million notional foreign exchange contract which is designed to protect the realizable value of inventories at the Company's Brazilian subsidiary in the event of a major devaluation in the Brazilian economy. This forward contract does not qualify as a hedge for financial reporting purposes.

The United States dollar equivalent of contractual amounts of the Company's forward exchange contracts consists of the following (in thousands):

                                  January 31,   February 1,
                                      1998         1997
                                  -----------   -----------
Deliverable Contracts
Italian Lira                       $ 11,700      $ 21,400
French Francs                         9,100         9,600
Canadian Dollars                      7,000         6,300
Other Currencies                      1,500         2,000

Non-Deliverable Contracts
Brazilian Real                       13,100        22,100
New Taiwanese Dollars                 7,400         7,200
Other Currencies                      2,700         1,900
                                  -----------   -----------
                                   $ 52,500      $ 70,500
                                  ===========   ===========

The unrealized gains related to these contracts, based on dealer-quoted prices, were $.1 million at January 31, 1998 and $.3 million at February 1, 1997.

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

The Company had no interest rate derivative instruments outstanding at January 31, 1998 and February 1, 1997.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------
The carrying amounts and fair values of the Company's financial instruments at January 31, 1998 and February 1, 1997 are (in thousands):

                            1997                     1996
                  ----------------------    ---------------------
                   Carrying       Fair       Carrying      Fair
                    Amount        Value       Amount       Value
                  ---------    ---------    ---------   ---------
Liabilities
Long-Term Debt    $ 197,027    $ 201,321    $ 199,025   $ 199,009
                  =========    =========    =========   =========

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables and notes payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based upon the borrowing rates currently available to the Company for financing arrangements with similar terms and maturities.

NOTE 13: CONCENTRATIONS OF CREDIT RISK
--------------------------------------
Financial instruments which potentially subject the Company to a significant concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution or geographic region. The Company's periodic valuations of the relative credit standing of these financial institutions are considered in the Company's investment strategy.

The Company's footwear wholesaling businesses sell primarily to department stores, mass merchandisers and independent retailers across the United States, Canada and throughout the world. Receivables arising from these sales are not collateralized, however, a portion is covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

NOTE 14: COMMITMENTS AND CONTINGENCIES
--------------------------------------
The Company is involved in environmental remediation and ongoing compliance at several sites. At its closed New York tannery and two associated landfills, the Company has completed its remediation efforts, and in 1995, state environmental authorities reclassified the status of the site to one that has been properly closed and that requires only continued maintenance and monitoring over the next 26 years. The Company has begun remediation work at an owned manufacturing facility that is leased to another party in Colorado, and is working with the state of Colorado's environmental authorities to determine the extent to which, if any, solvents have left the Company's property. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from disposal of solvents and other by-products from the Company's closed tannery and shoe manufacturing facilities. At January 31, 1998, the total accrued environmental liabilities for all sites total $3.2 million.

While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.

NOTE 15: CAPITAL STOCK
----------------------
Common Stock
------------
The Company's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At January 31, 1998 and February 1, 1997, there were 18,049,327 shares and 17,969,977 shares, net of 3,956,570 shares and 4,035,920 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BG). There were approximately 6,700 shareholders of record at April 4, 1998.

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

All stock options are granted at market value. Stock appreciation units may also be granted in tandem with options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from the date of the grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of January 31, 1998, 47,600 additional shares of common stock were available to be granted in the form of options or restricted stock.

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

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.0%, 6.6% and 5.9%; dividend yields of 4.3%, 5.9% and 6.9%; volatility factors of the expected market price of the Company's common stock of .33, .29 and .26; and a weighted-average expected life of the option of 7 years. The weighted average fair value of options granted during 1997, 1996 and 1995 was $4.35, $3.53 and $2.41 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                     1997        1996        1995
                                 ----------   ---------   ---------
Net income (loss), as reported   $ (20,896)   $  20,315   $   3,297
Pro forma net income (loss)        (21,513)      19,957       3,226
Basic earnings (loss) per
 share, as reported                  (1.19)        1.16         .19
Pro forma basic earnings
 (loss) per share                    (1.22)        1.14         .18
Diluted earnings (loss) per
 share, as reported                  (1.19)        1.15         .19
Pro forma diluted earnings
 (loss) per share                    (1.22)        1.13         .18
                                 =========    =========   =========

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended January 31, 1998:

                                        Number of          Weighted
                                  ----------------------   Average
                                  Option    Appreciation   Exercise
                                  Shares       Units        Price
                                  -------   ------------   --------
Outstanding January 28, 1995      633,310      40,597       $ 33
Granted                           413,000      30,158         17
Exercised                         (18,225)       --           23
Terminated                       (154,663)     (3,059)        34
                                 ---------     -------      ----
Outstanding February 3, 1996      873,422      67,696         25
Granted                           254,000      64,405         17
Exercised                            --          --           --
Terminated                       (203,926)    (21,316)        32
                                 ---------     -------      ----
Outstanding February 1, 1997      923,496     110,785         22
Granted                           501,000     101,488         15
Exercised                          (2,000)       --           14
Terminated                        (80,578)       --           30
                                ----------    --------      ----
Outstanding January 31, 1998    1,341,918     212,273       $ 19
                                ==========    ========      ====

Following is a summary of stock options outstanding as of January 31, 1998, which have exercise prices ranging from $14 to $34:

                                              Weighted   Weighted
                                               Average    Average
                                 Number of    Exercise   Remaining
                                  Options      Price       Life
                                ----------    --------   ---------
Options Outstanding:
   Price under $20                997,500      $ 15         9
   Price $20 or over              344,418        28         4
                                ----------    --------   ---------
                                1,341,918      $ 19         8
                                ----------    --------   ---------
Options Exercisable:
   Price under $20                320,376      $ 15         8
   Price $20 or over              275,918        29         3
                                ----------    --------   ---------
                                  596,294      $ 21         6
                                ==========    ========   =========

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the 8-year restriction period. Restricted shares granted, net of forfeitures, were 73,000; 32,500; and (36,875) in 1997, 1996 and 1995, respectively, and compensation expense was $2.3 million, $2.5 million and $1.6 million in 1997, 1996 and 1995, respectively.

NOTE 17: SUPPLEMENTARY INFORMATION
----------------------------------
Balance Sheet
-------------
Cash equivalents of $37.6 million and $26.3 million at January 31, 1998 and February 1, 1997, respectively, are stated at cost which approximates fair value.

Statement of Consolidated Earnings
----------------------------------
Advertising costs totaled $61.0 million, $55.9 million and $51.8 million in 1997, 1996 and 1995, respectively. Other Expense (Income) consisted of the following (in thousands):

                             1997        1996        1995
                         ---------   ---------   ---------
Interest income          $ (1,427)   $ (1,202)   $ (1,762)
Restructuring charges       1,000         --        3,600
Royalty income             (2,127)     (2,702)     (2,996)
Other, net                  2,102       2,563       2,788
                         ---------   ---------   ---------
Total                    $   (452)   $ (1,341)   $  1,630
                         =========   =========   =========

NOTE 18: DISCONTINUED OPERATIONS
--------------------------------
During fiscal 1994 and 1993, the Company sold its Cloth World chain of fabric stores to Fabri-Centers of America, Inc., closed its Maryland Square catalog operation and withdrew from the Wohl Leased Shoe Department business. Due to better-than-expected withdrawal terms, $4.0 million of the reserve, established in 1993, was reversed to income in the fourth quarter of 1995.

NOTE 19: IMPACT OF NEW ACCOUNTING STANDARDS
-------------------------------------------
In March 1998, the AICPA issued the Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use Statement of Position
(SOP). The SOP is effective for the Company beginning on January 1, 1999, however, earlier adoption is allowable. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The Company currently expenses such costs as incurred except for the acquisition of software. The Company has not yet assessed what the impact of the SOP will be on the Company's future earnings or financial position.

NOTE 20: CONDENSED CONSOLIDATING FINANCIAL INFORMATION
------------------------------------------------------
The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% Senior Notes, discussed in Note 9, are unconditionally and jointly and severally guaranteed by certain wholly-owned domestic subsidiaries of the Company. The non-guarantor subsidiaries are predominantly foreign subsidiaries of the Company. Accordingly, condensed consolidating balance sheets as of January 31, 1998 and February 1, 1997, and the related condensed consolidating statements of earnings and cash flows for each of the three years in the period ended January 31, 1998 are provided. These condensed consolidating financial statements have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Management believes that this information, presented in lieu of complete financial statements for each of the guarantor subsidiaries, provides meaningful information to allow investors to determine the nature of the assets held by, and the operations and cash flow of, each of the consolidating groups.

------------------------------------------------------------
Condensed Consolidating Balance Sheet As of January 31, 1998
------------------------------------------------------------

                                             Non-                  Consoli-
                             Guarantor    Guarantor                 idated
                   Parent   Subsidiaries Subsidiaries Eliminations  Totals
                  --------- ------------ ------------ ------------ --------
Assets
------
Current Assets
  Cash and cash
   equivalents    $   1,448   $   6,843   $  41,885   $     (40)   $ 50,136
  Receivables, net   36,244       9,697      31,414         --       77,355
  Inventory, net     62,543     302,339      29,004     (13,709)    380,177
  Other current
   assets              (100)     18,589       7,575       4,798      30,862
                  ---------   ---------   ---------   ----------   --------
    Total Current
     Assets         100,135     337,468     109,878      (8,951)    538,530
Other Assets         44,709      17,029      12,088        (112)     73,714
Property and
 Equipment, net      17,192      58,784       6,768         --       82,744
Investment in
 Subsidiaries       233,048      32,406       3,811    (269,265)        --
                  ---------   ---------   ---------   ----------   --------
    Total Assets  $ 395,084   $ 445,687   $ 132,545   $(278,328)   $694,988
                  =========   =========   =========   ==========   ========

Liabilities &
 Shareholders'
 Equity
--------------
Current
 Liabilities
  Notes payable   $  54,000   $     --    $     --    $     --     $ 54,000
  Accounts payable    6,911      81,329      30,667         --      118,907
  Accrued expenses   27,004      44,993      21,693        (499)     93,191
  Income taxes        2,157      14,027      (4,189)        --       11,995
                  ---------   ---------   ---------   ----------   --------
    Total Current
     Liabilities     90,072     140,349      48,171        (499)    278,093
Long-Term Debt
 and Capitalized
 Lease Obligations  197,027         --           79         (79)    197,027
Other Liabilities    20,089         259         399         (69)     20,678
Intercompany
 Payable
 (Receivable)      (111,294)     92,413      22,155      (3,274)        --
Shareholders'
 Equity             199,190     212,666      61,741    (274,407)    199,190
                  ---------   ---------   ---------   ----------   --------
    Total
     Liabilities
     and
     Shareholders'
     Equity       $ 395,084   $ 445,687   $ 132,545   $(278,328)  $ 694,988
                  =========   =========   =========   ==========  =========

------------------------------------------
Notes to Consolidated Financial Statements
------------------------------------------
Condensed Consolidating Statement of Earnings for the Fiscal Year Ended January 31, 1998

                       Guarantor   Non-Guarantor               Consolidated
            Parent   Subsidiaries  Subsidiaries   Eliminations   Totals
           --------  ------------  -------------  ------------ ------------
Net Sales  $256,031   $1,201,078     $369,735      $(259,642)   $1,567,202
Cost of
 goods
 sold       180,568      755,729      312,051       (259,818)      988,530
           --------  ------------  -------------  ------------  -----------
  Gross
  profit     75,463      445,349       57,684            176       578,672

Selling
 and admin-
 istrative
 expenses    71,752      412,221       76,954         (1,391)      559,536
Interest
 expense     21,512            9          235            --         21,756
Intercompany
 interest
 (income)
 expense    (15,403)      15,368           35            --            --
Other
 expense
 (income),
 net         (4,655)       1,201        1,435          1,567          (452)
Equity in
 (earnings)
 loss of
subsidiaries 22,622       23,693          --         (46,315)          --
           --------  ------------  -------------  ------------  -----------
  Earnings
 (Loss)
 Before
 Income
 Taxes      (20,365)      (7,143)     (20,975)        46,315        (2,168)
Income tax
 provision     (531)      (15,479)     (2,718)           --        (18,728)
           --------  ------------  -------------  ------------  -----------
Net Earnings
 (Loss)    $(20,896)     $(22,622)   $(23,693)       $46,315      $(20,896)
           =========  ============  ============  ============  ===========

Condensed Consolidating Statement of Cash Flow for the Fiscal Year Ended January 31, 1998

                       Guarantor   Non-Guarantor               Consolidated
            Parent   Subsidiaries  Subsidiaries   Eliminations   Totals
           --------  ------------  -------------  ------------  -----------
Net Cash
 Provided
 (Used) by
 Operating
 Activities $23,891     $29,544       $(1,590)       $6,839       $58,684

Investing
 Activities:
  Capital
   expend-
   itures    (2,512)    (17,530)       (1,685)          --        (21,727)

  Other         386           8             7           --            401
           --------  ------------  -------------  ------------  -----------
Net Cash
 Used by
 Investing
 Activities  (2,126)    (17,522)      (1,678)           --        (21,326)

Financing
 Activities:
  Decrease
   in short-
   term notes
   payable   (8,000)        --            --            --         (8,000)
  Debt
   issuance
   costs       (678)        --            --            --           (678)
  Repayments
   of long-
   term debt (2,000)        --            --            --         (2,000)
  Proceeds
   from
   issuance
   of common
   stock         93         --            --            --             93
  Dividends
   paid     (15,323)        --            --            --        (15,323)
  Inter-
   company
   financing  5,721     (11,489)       14,846        (9,078)          --
           --------  ------------  -------------  ------------  -----------
Net Cash
 Provided
 (Used) by
 Financing
 Activities (20,187)    (11,489)       14,846        (9,078)      (25,908)

Increase
 (Decrease)
 in Cash
 and Cash
 Equivalents  1,578         533        11,578        (2,239)       11,450
Cash and
 Cash
 Equivalents
 at Beginning
 of Period     (130)      6,310        30,307         2,199        38,686
           --------  ------------  -------------  ------------  -----------
Cash and
 Cash
 Equivalents
 at End of
 Period     $ 1,448     $ 6,843       $41,885        $  (40)      $50,136
           ========  ===========  ===========   ============  ===========

------------------------------------------------------------
Condensed Consolidating Balance Sheet As of February 1, 1997
------------------------------------------------------------

                      Guarantor    Non-Guarantor               Consolidated
            Parent   Subsidiaries  Subsidiaries   Eliminations   Totals
           --------  ------------  -------------  ------------ ------------
Assets
------
Current
Assets

Cash and
 cash
 equivalents $  (130)   $  6,310      $ 30,307     $   2,199      $ 38,686
Receivables,
 net          38,430      11,385        40,431           --         90,246
Inventory,
 net          67,101     296,511        47,689       (12,498)      398,803
Other
 current
 assets        8,267      17,047         7,183         4,543        37,040
            --------    ----------    -----------  ------------  ----------
Total
 Current
 Assets      113,668     331,253       125,610        (5,756)      564,775

Other
 Assets       43,786      15,479        13,227          (272)       72,220
Property
 and Equip-
 ment, net    17,751      59,679         7,950           --         85,380
Investment
 in Subsid-
 iaries      259,669      56,102         3,811      (319,582)          --
            --------    ----------    -----------  ------------  ----------
Total
 Assets     $434,874    $462,513      $150,598     $(325,610)     $722,375
            ========    ==========    ===========  ============  ==========

Liabilities
&
Shareholders'
Equity
------------
Current
Liabilities

Notes
 payable    $ 62,000    $    --       $    --      $     --       $ 62,000
Accounts
 payable       5,354      84,617        34,726           --        124,697
Accrued
 expenses     27,158      36,504        13,897        (6,506)       71,053
Income
 taxes           (70)      3,074         1,001           --          4,005
Current
 maturity
 of long-
 term debt     2,000         --            --            --          2,000
            --------    ----------    -----------  ------------  ----------
Total
 Current
 Liabil-
 ities        96,442     124,195        49,624        (6,506)      263,755
Long-Term
 Debt and
 Capital-
 ized Lease
 Obliga-
 tions       197,025         --             75           (75)      197,025
Other
 Liabil-
 ities        21,385       2,678           608          (113)       24,558
Inter-
 company
 Payable
 (Receiv-
 able)      (117,015)    103,902         7,309         5,804           --
Share-
 holders'
 Equity      237,037     231,738        92,982      (324,720)      237,037
            --------    ----------    -----------  ------------   ---------
Total
 Liabil-
 ities
 and Share-
 holders'
 Equity     $434,874    $462,513      $150,598     $(325,610)     $722,375
            ========    ==========    ===========  ============   =========

-----------------------------------------------------------------------
Condensed Consolidating Statement of Earnings for the Fiscal Year Ended February 1, 1997
-----------------------------------------------------------------------

                      Guarantor    Non-Guarantor               Consolidated
            Parent   Subsidiaries  Subsidiaries   Eliminations   Totals
           --------  ------------  -------------  ------------ ------------
Net Sales   $254,764  $1,155,158      $401,222     $(286,092)   $1,525,052
Cost of
 goods
 sold        179,403     741,203       323,923      (286,241)      958,288
            --------  ------------  -------------  ------------  ----------
Gross
 profit       75,361     413,955        77,299           149       566,764

Selling
 and admin-
 istrative
 expenses     72,660     385,320        64,768        (1,195)      521,553
Interest
 expense      18,897         235           195           --         19,327
Inter-
 company
 interest
 (income)
 expense     (14,097)     14,131           (34)          --            --
Other
 expense
 (income),
 net          (4,393)        153         1,555         1,344        (1,341)
Equity in
 (earnings)
 of subsid-
 iaries      (17,075)     (8,556)          --         25,631           --
            --------  ------------  -------------  ------------  ----------
Earnings
 (Loss)
 Before
 Income
 Taxes        19,369      22,672        10,815       (25,631)       27,225
Income tax
 (provision)
 benefit         946      (5,597)       (2,259)          --         (6,910)
            --------  ------------  -------------  ------------  ----------
Net
 Earnings
 (Loss)     $ 20,315  $   17,075      $  8,556     $ (25,631)   $   20,315
            ========  ============  =============  ============  ==========


Condensed Consolidating Statement of Cash Flow for the Fiscal Year Ended February 1, 1997

                       Guarantor   Non-Guarantor               Consolidated
            Parent   Subsidiaries  Subsidiaries   Eliminations   Totals
           --------  ------------  -------------  ------------ ------------
Net Cash
 Provided
 (Used) by
 Operating
 Activ-
 ities      $(24,421)    $27,197       $ 4,595      $ (4,101)      $ 3,270

Investing
 Activities:
------------
Capital
 expendi-
 tures       (1,551)     (17,338)       (2,155)          --        (21,044)

 Other         1,387           4            23           --          1,414
            --------     --------      ---------    ---------      --------
Net Cash
 Used by
 Investing
 Activities     (164)    (17,334)       (2,132)          --        (19,630)
            --------     --------      ---------    ---------      --------

Financing
 Activities:
------------
Decrease
 in short-
 term notes
 payable     (50,000)        --            --            --        (50,000)
Debt
 issuance
 costs        (3,714)        --            --            --         (3,714)
Repayments
 of long-
 term debt    (8,450)        --            --            --         (8,450)
Proceeds
 from
 issuance
 of long-
 term debt   100,000         --            --            --        100,000
Proceeds
 from
 issuance
 of common
 stock           108         --            --            --            108
Dividends
 paid        (17,956)        --            --            --        (17,956)
Inter-
 company
 financing     4,758     (12,519)        1,461         6,300           --
            --------     --------      ---------    ---------      --------
Net Cash
 Provided
 (Used) by
 Financing
 Activity     24,746      (12,519)        1,461         6,300        19,988

Increase
 (Decrease)
 in Cash
 and Cash
 Equivalents     161      (2,656)        3,924         2,199         3,628
Cash and
 Cash
 Equivalents
 at Beginning
 of Period       (291)     8,966        26,383           --         35,058
              -------    --------      ---------    -----------    --------
Cash and
 Cash
 Equivalents
 at End of
 Period        $ (130)    $ 6,310      $30,307      $  2,199       $38,686
             ========    ========      =========    =========      ========

Condensed Consolidating Statement of Earnings for the Fiscal Year Ended February 3, 1996

                      Guarantor    Non-Guarantor               Consolidated
            Parent   Subsidiaries  Subsidiaries   Eliminations   Totals
           --------  ------------  -------------  ------------ ------------
Net Sales  $251,292   $1,004,032     $385,367     $(184,795)   $1,455,896
Cost of
 goods
 sold       203,980     617,777       312,223      (185,055)      948,925
           --------  -----------   ------------   -----------   ----------
Gross
 profit      47,312     386,255        73,144           260       506,971

Selling
 and
 admini-
 strative
 expenses    68,899     364,833        61,644        (1,278)      494,098
Interest
 expense     14,696         528           745           --         15,969
Inter-
 company
 interest
 (income)
 expense    (11,432)     11,449           (17)          --            --
Other
 expense
 (income),
 net         (3,646)      1,426         2,312         1,538         1,630
Equity
 in
 (earnings)
 of subsid-
 iaries     (10,653)     (4,645)          --         15,298           --
            -------  ------------  -------------  -----------   -----------
Earnings
 (Loss)
 Before
 Income
 Taxes      (10,552)     12,664         8,460       (15,298)       (4,726)
Income tax
 (provision)
 benefit     11,249      (2,011)       (3,815)          --          5,423
            -------  -----------   ------------   ----------    ----------
Earnings
 (Loss)
 from
 Continuing
 Operations   $ 697     $10,653        $4,645      $(15,298)         $697
            =======  ===========   ===========   ===========    ==========

Condensed Consolidated Statement of Cash Flow for the Fiscal Year Ended February 3, 1996

                      Guarantor    Non-Guarantor               Consolidated
            Parent   Subsidiaries  Subsidiaries   Eliminations   Totals
           --------  ------------  -------------  ------------ ------------
Net Cash
 Provided
 (Used) by
 Operating
 Activ-
 ities     $(10,271)    $19,768        $4,366        $1,842       $15,705

Investing Activities:
---------------------
Capital
 expend-
 itures      (3,093)    (21,076)       (2,770)          --        (26,939)
Proceeds
 from sales
 of assets
 of discon-
 tinued
 operations   2,444         --            --            --          2,444
Other         4,293       1,090           25            --          5,408
           --------  -----------   ------------   -----------   -----------
Net Cash
 Provided
 (Used) by
 Investing
 Activities   3,644     (19,986)       (2,745)          --        (19,087)

Financing Activities:
---------------------
Increase
 in short-
 term notes
 payable     45,915         --            --            --         45,915
Repayments
 of long-
 term debt   (2,812)        --            --            --         (2,812)
Proceeds
 from
 issuance
 of common
 stock          564         --            --            --            564
Payments
 for
 purchase
 of
 treasury
 stock         (824)        --            --            --           (824)
Dividends
 paid       (23,325)        --            --            --        (23,325)
Intercompany
 financing  (11,309)      8,985         4,166        (1,842)          --
           --------  -----------   ------------   -----------   -----------
Net Cash
 Provided
 (Used) by
 Financing
 Activities   8,209       8,985         4,166        (1,842)       19,518

Increase
 in Cash
 and Cash
 Equivalents  1,582       8,767         5,787           --         16,136
Cash and
 Cash
 Equivalents
 at
 Beginning
 of Period   (1,873)        199        20,596           --         18,922
           --------  -----------   ------------   -----------   -----------
Cash and
 Cash
 Equivalents
 at End
 of Period   $ (291)    $ 8,966       $26,383       $   --        $35,058
           ========  ===========   ============   ===========   ==========

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

The Audit Committee of Brown Group's Board of Directors comprised six outside directors in 1997. The Committee meets regularly with the Company's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

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

/s/ B. A. Bridgewater, Jr.         /s/ Harry E. Rich
--------------------------         -----------------------
Chief Executive Officer            Chief Financial Officer

----------------------------
Report of Ernst & Young LLP,
Independent Auditors
----------------------------

Shareholders and Board of Directors
Brown Group, Inc.

We have audited the accompanying consolidated balance sheets of Brown Group, Inc. as of January 31, 1998 and February 1, 1997, and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Group, Inc. at January 31, 1998 and February 1, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, in 1995 the Company changed its method of accounting for the impairment of long-lived assets.

/s/ Ernst & Young, LLP
----------------------
St. Louis, Missouri
March 5, 1998


------------------------------------------
Supplementary Financial Information
SELECTED QUARTERLY INFORMATION (Unaudited)
------------------------------------------

Following is a summary of selected quarterly information (in thousands except per share amounts) for fiscal years ended January 31, 1998 and February 1, 1997.

                                             Quarters
                           ----------------------------------------------
                              First      Second      Third       Fourth
                           ----------  ----------  ----------  ----------
                           (13 Weeks)  (13 Weeks)  (13 Weeks)  (13 Weeks)
1997
Net Sales                   $391,815    $378,823    $433,886    $362,678
Gross Profit                 145,833     146,236     155,830     130,773
Net Earnings (Loss)            1,542       3,530     (13,323)    (12,645)
Per Share of Common Stock:
  Net Earnings (Loss)
    - Basic                 $    .09    $    .20    $   (.76)   $   (.72)
  Net Earnings (Loss)
    - Diluted                    .09         .20        (.76)       (.72)
  Dividends Paid                 .25         .25         .25         .10
  Market Value:
         High                 17 3/4          20      18 3/8      16 1/2
         Low                  15 5/8      15 3/4      14 7/8      12 3/4
                            --------    --------    --------    --------

1996
Net Sales                   $355,785    $389,983    $420,347    $358,937
Gross Profit                 135,877     144,521     156,187     130,179
Net Earnings                     527       5,514      12,905       1,369
Per Share of Common Stock:
  Net Earnings - Basic      $    .03    $    .31    $    .74    $    .08
  Net Earnings - Diluted         .03         .31         .73         .08
  Dividends Paid                 .25         .25         .25         .25
  Market Value:
         High                 16 3/8      17 1/2      23 1/4      21 1/8
         Low                  12 1/4      12 1/4      14 1/8      14 5/8
                            --------    --------    --------    --------


Note 1: Results for 1997 include an aftertax charge of $31.0 million for the restructuring of the Pagoda International marketing division. The net effect on the quarterly results of fiscal 1997 is $21.0 million in the third quarter and $10.0 million in the fourth quarter.

Note 2: Results for 1996 include an aftertax credit from LIFO inventory liquidations of $2.6 million and a tax credit of $2.3 million from the recovery of valuation reserves. The net effect on the quarterly results of fiscal 1996 is aftertax credits of $2.0 million in the first quarter, $.6 million in the second quarter, $1.6 million in the third quarter, and $.7 million in the fourth quarter. In addition, the fourth quarter was favorably affected by $1.2 million from a lower than previously expected tax rate.

Directors' and Officers' Liability Insurance: The New York Business Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1997, the Company renewed, for a one-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group and National Union Fire Insurance Company. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Group, Inc. and its subsidiary companies. The policy premium for a one-year term is $144,000. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

------------------
Board of Directors
------------------
B. A. Bridgewater, Jr. 1
Chairman of the Board, President,
Chief Executive Officer and Chairman
of the Executive Committee

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

General Edward C. Meyer 3, 4
Retired Chief of Staff of the U.S. Army
and international business consultant

Harry E. Rich 1
Executive Vice President
and Chief Financial Officer

Jerry E. Ritter 3, 4
Chairman, Clark Enterprises, Inc.,
operator of the Kiel Center
Entertainment Complex and the
St. Louis Blues Hockey Club

Daniel R. Toll 2, 3
Corporate and civic director


1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Governance and Nominating Committee

---------------------------------------------
A Tribute to W. L. Hadley Griffin 1918 - 1997
---------------------------------------------
Hadley Griffin's career with Brown Group spanned half a century. He joined Wohl Shoe Company as Counsel in 1947. He was named Secretary of Brown Shoe Company in 1954 after it had merged with Wohl Shoe Company. He was elected to the Board of Directors in 1961, was elected President in 1968, Chief Executive Officer in 1969, and assumed the additional duties of Chairman of the Board in 1972 until his retirement in 1985. He continued as a Director of the Company until 1994 and served as an Honorary Director from that time until his death on November 9, 1997.

Hadley Griffin brought strength both to Brown Group and to the community. He was admired as a person of absolute integrity and high principle. Guided by his judgment as a Manager, leadership as Chief Executive and counsel as a Director, Brown Group maneuvered the ever-changing course of the shoe industry through some of its most turbulent years. His leadership influenced the shape of Brown Group today. During the span of his service, Wohl and Brown Shoe Company joined forces, Regal was acquired, Kinney was divested, Brown Group and its International sourcing division were created, and Famous Footwear and Pagoda were acquired.

In the community, Hadley Griffin's leadership reflected positively on Brown Group. A graduate of Williams College and the Washington University School of Law, he was recognized by both schools with honorary Doctor of Laws degrees and numerous other awards. He was a Director of many organizations, including serving as Chairman of the Federal Reserve Bank of St. Louis. He served as a Life Trustee and Chairman of the Board of Trustees of Washington University in St. Louis and served as a Life Trustee, President and Chairman Emeritus of the St. Louis Symphony Society. In addition, he was an honorary member and Chairman of the Smithsonian National Board, Washington, D.C. and was elected as a Fellow of the American Academy of Arts and Sciences in 1989. He served as Campaign Chairman and President of the United Way of Greater St. Louis and in 1973, he received the St. Louis Globe-Democrat Man of the Year Award for "performance and accomplishments beyond the call of a citizen's duty."

A leader in footwear industry affairs, Hadley Griffin was Chairman of the American Footwear Industries Association (now Footwear Industries of America) and served on the Industry Policy Advisory Committee (IPAC) to the special Trade Represen-tative in connection with the "Tokyo Round" of multi-lateral trade negotiations. He was awarded the prestigious T. Kenyon Holly Award by the Two/Ten International Footwear Foundation in 1983.

Hadley Griffin's sound judgment and vision earned the respect of all who knew him. His leadership guided the devel-opment of Brown Group and the community around him -- a legacy that will endure.

------------------------------------------
Corporate Officers and Operating Committee
------------------------------------------

Corporate Officers
------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President
and Chief Executive Officer

Brian C. Cook
Vice President and President,
Famous Footwear

Ronald A. Fromm
Vice President and President,
Brown Shoe Company

Robert D. Pickle
Vice President, General Counsel
and Corporate Secretary

Harry E. Rich
Executive Vice President and
Chief Financial Officer

Andrew M. Rosen
Vice President and Treasurer

Richard C. Schumacher
Vice President and Controller

Mary Sylvia Siverts
Vice President - Public Affairs


Operating Committee
-------------------
B. A. Bridgewater, Jr.
Chairman of the Board, President
and Chief Executive Officer

Brian C. Cook
Vice President and President, Famous Footwear

Ronald A. Fromm
Vice President and President,
Brown Shoe Company

J. Martin Lang
Senior Vice President and
Chief Financial Officer,
Famous Footwear

Gary M. Rich
President, Pagoda U.S.A.

Harry E. Rich
Executive Vice President and
Chief Financial Officer

James M. Roe
Senior Vice President -
Real Estate, Famous Footwear

Andrew M. Rosen
Vice President and Treasurer

David H. Schwartz
President, Brown Shoe Sourcing

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

(314) 854-4000 Telephone
(314) 854-4274 Fax

Internet Address
----------------
http://www.browngroup.com

Annual Meeting
--------------
11:00 a.m. Central Time
Thursday, May 28, 1998
Brown Group, Inc.
Corporate Headquarters

Stock Listed
------------
Brown Group stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (ticker symbol BG).

Number of shareholders of record
--------------------------------
6,700

Number of employees
-------------------
11,500


Independent Auditors
--------------------
Ernst & Young LLP
St. Louis, Missouri

Transfer Agent/ Registrar/ Dividend Disbursing Agent
----------------------------------------------------
First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, NJ 07303-2500
(201) 324-0498 or (800) 446-2617
Internet: http://www.fctc.com
E-mail: fctc@em.fcnbd.com

Dividend Reinvestment Plan
--------------------------
The Dividend Reinvestment Plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash. For a prospectus and enrollment form, contact First Chicago Trust Company (address above).

Direct deposit of Dividends
---------------------------
Registered shareholders may have their quarterly dividend checks deposited directly to their bank accounts. For more information or to request an enrollment form, contact First Chicago Trust Company (address above).

Trustee of Debentures/Notes
---------------------------
State Street Bank and Trust
 Company of Missouri, N. A.
One Metropolitan Square
Post Office Box 321
St. Louis, Missouri 63166-0321
(314) 206-3020

ADDITIONAL INFORMATION
----------------------
On the Internet: You can access financial and other information such as significant news releases, Forms 10-K and 10-Q, and product information, on the Internet at http://www.browngroup.com

By fax-back: Copies of Brown Group's press releases can be transmitted at no charge via fax by calling "Company News On-Call" at (800) 758-5804 extension 109435.

By calling or writing: You can also request that any of these materials be mailed to you at no charge by calling or writing:

Brown Group, Inc.
Investor Relations Office
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000



Brown Group, Inc.
8300 Maryland Avenue
Post Office Box 29
St. Louis, Missouri 63166-0029