Form 10-K405, Exhibit 13
period 1999-01-30
BROWN GROUP INC
filed 1999-04-26
CIK 14707

1998 Annual Report

                              Brown Group, Inc





































Brown Group, Inc.
--------------------------
1998 Financial Highlights
-------------------------

For the Fiscal Years Ended January 30, 1999,
January 31, 1998 and
February 1, 1997                       1998         1997*            1996
                                   --------     ---------      ----------
(Dollars in thousands,
except per share data)
Operating Results
Net sales  $                      1,538,530  $  1,567,202    $  1,525,052
Net earnings (loss)                  23,669       (20,896)         20,315

Per Share of Common Stock
Diluted net earnings (loss)            1.32         (1.19)           1.15
Dividends paid                          .40           .85            1.00
Shareholders' equity                  11.95         11.04           13.19

Financial Position
Total assets                        655,232       694,988         722,375
Working capital                     250,939       260,437         301,020
Shareholders' equity                217,174       199,190         237,037
Return on beginning
shareholders' equity                  11.9%         (8.8%)           8.8%
Current ratio                         2.0:1         1.9:1           2.1:1

*In 1997, includes aftertax restructuring charges and operating losses of $45.6 million related to the Company's Pagoda International marketing division, and a $1.5 million aftertax loss on the sale of the Famous Fixtures division of Famous Footwear.

-------------
Going Places
------------
---------------------------------
To Our Shareholders               2
Famous Footwear
--Better Than the Rest            6
Naturalizer Retail
--The Spirit of Naturalizer       8
Brown Shoe Company
--Reaching the Consumer           9
Stores and Brands at a Glance    12
Financial Statements             13
Leadership--Operating
Executives and Officers          43
Board of Directors               44
Investor Information             44
----------------------------------
Today's consumers are going places. And they need shoes that can get them there --shoes that reflect their sense of fashion and keep up with the demands of their active lifestyles.

Brown Group's businesses are positioned to offer today's footwear consumers what they need: comfortable, quality footwear ... with relevant styling
 ...in brand names they trust  ...in the places where they like to shop.

This positioning has served us well. With $1.5 billion in annual sales, Brown Group ranks among the top ten shoe companies, retailing and wholesaling a wide variety of footwear for women, men and children. Last year was a good year for our company; with momentum in all our divisions, we are excited about the opportunities for further progress. Brown Group is going places, too.
--
Ronald A. Fromm was elected Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc. in January 1999. His previous positions at Brown Group included President--Brown Shoe Company, and Executive Vice President and Chief Financial Officer--Famous Footwear.
--
-------------------------------------------------------------------
Dear Shareholder
We are pleased to report that 1998 was a year of continued progress for Brown Group, providing a solid platform for building our future.
--------------------------------------------------------------------

In last year's Annual Report, we said that our plans for 1998 called for continuing progress in our core businesses and a major improvement in net earnings. This report will describe a year in which we delivered on that promise. Our 1998 results were achieved during a difficult year for the shoe industry, when many of our competitors struggled with a downturn in athletic shoe demand and a highly promotional retail marketplace.

In 1998, Brown Group earned $23.7 million, or $1.32 per share, on sales of $1.5 billion--an encouraging return to solid profitability. These results include a $7.5 million loss associated with the planned withdrawal from our international licensed business. In 1998, our core operations earned $31.2 million, or $1.74 per share. This performance reaffirms the earning capability of Brown Group and sets the stage for further improvements.

These results are particularly encouraging to me, as the new Chairman of Brown Group. I would like to thank all of the talented associates whose dedication, commitment and teamwork were an essential element of the success achieved in 1998. There are three major trends affecting the footwear industry today: the increasing time pressure of work and family leave consumers with less opportunities to shop; the American lifestyle continues to favor more casual attire; and the preference for athletic footwear continues to decline. Our businesses address the needs of today's active, time-stressed consumer. The consumer is telling us she likes the convenience of shopping in our stores, and she seeks our brand-name footwear because of the consistent value and quality it provides.

This is an exciting time for Brown Group--as we move into the 21st century, the opportunities for continued progress are significant. The leadership of B. A. "Dolph" Bridgewater, Jr., who retired as Chairman of Brown Group in January, helped the company maneuver through a time of great change in the footwear and retail industries. During the past 20 years of his stewardship, a framework for the company's future growth and success was put in place. We intend to build on that foundation.

--------------------------
Plans for Continued Change
--------------------------

Our plans call for a continuation of change. The footwear industry is dynamic-- chronic oversupply of product and far too much retail square footage continue to create pressure for industry consolidation, and continue to sift out the weak. Our strategy has been to transform Brown Group back to a company dedicated to operating and growing its footwear businesses. A significant proposal to be considered by our shareholders at the Annual Meeting in May is the change of our company's name to Brown Shoe Company, Inc. This new identity will reflect that we are a footwear company--rather than a holding company with diverse operations. We are dedicated to forming one, integrated, increasingly efficient, brand-driven footwear operating company, and having footwear industry leaders dedicated to delivering results that position Brown as a high-performing business. We know where we are--we know where we want to be--and we know what we have to do to get us there.
----------------------------------------------
Revenue Growth a Priority; Leadership in Place
----------------------------------------------

Over the years ahead, a principal element in Brown Group's success will be top-line growth--we must deliver revenue growth in all of our businesses. To that end, we have assembled a leadership team committed to developing strategies to grow our business in the footwear industry. Gregory J. Van Gasse joined the team in September 1998 in the new position of President of the Brown Branded division. Other members of the team include Brian C. Cook, President of the Famous Footwear division; Harry E. Rich, Executive Vice President and Chief Financial Officer; Gary M. Rich, President of the Pagoda division; and David H. Schwartz, President of the Brown Shoe Sourcing division. At our Naturalizer Retail division, Byron D. Norfleet joined the company as Senior Vice President and General Manager in July 1998.

--
In January 1999, the Board of Directors elected Brian C. Cook as an Executive Vice President of Brown Group. He also continues to serve as President of the company's Famous Footwear division.
--
--------------------------------------------------------
A Year of Record Retail Performance--
Famous Footwear's Operating Earnings Increase 25 Percent
--------------------------------------------------------

Our 1998 results were led by the excellent performance of the Famous Footwear division. Sales and earnings for Famous Footwear reached record levels in 1998. Retail sales of $861 million during the year were 4 percent higher than last year. Operating earnings rose 25 percent to $47.2 million. This gain reflects continued improvements in execution, including higher margins, very good expense management and successful merchandising and marketing strategies to overcome the decline in demand for athletic footwear. These results are very encouraging, reestablishing Famous Footwear as a high-performance retailer, with Return on Invested Capital exceeding 10 percent in 1998--a goal that the entire Famous Footwear team set out to accomplish at the beginning of the year.

At the company's Naturalizer Retail operations in the U.S. and Canada, a sales gain of 3 percent to $187.2 million for the year also reflects the encouraging momentum of our Naturalizer brand. Operating earnings were $.8 million versus $2.3 million last year. This reflects record results for the Canadian retail operations, offset by losses in the U.S. operations due to higher store operating costs.

---------------------------------------------------
Earnings Gains for Combined Wholesale Operations--
Naturalizer Sales Increase 9 Percent
---------------------------------------------------

The company's wholesale operations--the Brown Branded, Pagoda, and Canadian Wholesale divisions--also achieved improved results during 1998. Operating earnings increased 5 percent to $33.5 million on a 2 percent sales gain to $455.9 million. These results were led by continued strengthening of the Naturalizer brand, including a 9 percent sales increase, as it continues to achieve increasing consumer acceptance and new retail distribution. Performance also was strong for the Pagoda Children's division and the Dr. Scholl's brand.

---------------------------------------------------------
Balance Sheet Strengthened; Business Withdrawal Completed
---------------------------------------------------------

With the dramatic improvement in our operating results last year, Brown Group generated positive cash flow of $49.2 million, and our balance sheet was materially strengthened. Our net debt to capital ratio was reduced to 41 percent from 50 percent at the end of fiscal year 1997. Inventories were tightly controlled in all operations during the year, ending the period well below plan and below last year.

We are very pleased to report that the withdrawal from the Pagoda International marketing division has been substantially completed. Virtually all the inventory has been sold, all licenses either terminated or assigned to other parties, and only minimal office operations retained.

-----------------------------------------------------
Looking Ahead: Continued Improvements; Building Value
-----------------------------------------------------

With the solid performance of our operating divisions in 1998 and the final phase-out of our Pagoda International division, we plan to record significant improvement in operating earnings for fiscal year 1999. We are now in a strong position to capture market share in the consolidating shoe industry. Our plans call for us to grow both our retail operations and our wholesale businesses. Building on the momentum at Famous Footwear, a more aggressive rate of store openings is planned for 1999. We also expect that the progress of our Naturalizer brand will continue at both wholesale and retail in 1999. We have programs in place to build on the success of our Life Stride brand and to roll-out our repositioned Naturalsport brand. We also see exciting potential in our Pagoda operations, capitalizing on the opportunities of our Star Wars, Barbie and Dr. Scholl's licensed products.

The strong positioning of Brown Group's businesses with today's consumer, our strengthened balance sheet, and proven leadership in all of our operations, provide good prospects for continued improvements. As a shareholder of Brown Group, you can be assured that we are intensely focused on building the value of this company. We know that it will take consistent growth in sales and earnings of our businesses to increase the value of your investment in Brown Group. We are committed to achieving that goal.

/s/ Ronald A. Fromm
Chairman of the Board, President
and Chief Executive Officer

April 23, 1999

--
Director Retirements: At the Annual Meeting of Shareholders in May, retired Brown Group Chairman B. A. "Dolph" Bridgewater also will retire from the Brown Group Board of Directors. Other Directors planning to retire from the Board at the Annual Meeting include William E. Maritz, John D. Macomber and General Edward C. Meyer. The wise counsel of each of these Directors has been instrumental in shaping the company's current and future success.
--
---------------------
Famous Footwear
Better than the Rest
---------------------

--
Famous Footwear has 827 stores in 48 states and Guam. These stores average more than 5,500 square feet in size, with average annual store sales of more than $1 million.
--

Famous Footwear is relentlessly pursuing its mission to be America's number one choice for fashionable, branded family shoes. This high-performance retailer had a record year in 1998, measured in both sales and operating earnings. In a crowded retail marketplace, Famous Footwear continues to offer consumers a shopping experience that's "better than the rest."

----------------------------------------
The One-Stop-Shop for the Family's Shoes
----------------------------------------

In 1998, Famous Footwear made great strides in building its product selection and service capabilities to satisfy every footwear need of its target consumer: a busy woman who does all of the family shoe shopping. When she enters a Famous Footwear store, she wants to buy shoes. She neither has the time nor the desire to make several trips to several stores. Famous Footwear renewed its commitment to this consumer in 1998--setting a goal that every time she enters a store, she leaves with all of the shoes she set out to purchase.

Famous Footwear has expanded its brand mix as well as the sizes and widths of its product selection--making it more likely than ever that the Famous Footwear shopper finds a shoe that fits her lifestyle and budget. Specifically, the company has extended its offering of high-profile brands that appeal to the consumer's desire for fashion and comfort. These brand extensions position the chain to take advantage of the consumer's movement away from athletic shoes. While demand for athletic footwear has dropped in recent years, especially among men, the company still expects its target woman consumer to satisfy her family's athletic shoe needs at Famous Footwear stores.

----------------------------------------------
Beating the Competition with Value and Service
----------------------------------------------

Key to the company's successful brand extensions is its growing reputation for providing value to the consumer--not just low prices. This emphasis on value has been a critical factor in building relationships with the company's major suppliers. Having big-name brands draws consumers into the stores; but only great service ensures they leave with the shoes they want. Famous Footwear brought service to the forefront in 1998 by re-emphasizing it as a priority to all store associates--and training them to help the customer find what she wants and feel good about her shopping experience.

-----------------------------------------------------------------------------
Famous Footwear is America's #1 choice for fashionable branded family shoes, providing a shopping experience that always makes the customer feel good.
-----------------------------------------------------------------------------

In addition to training, a key strategy for Famous Footwear is attracting and retaining quality people who are dedicated to providing good customer service. The chain also has an ongoing program of closing lower-volume stores that cannot offer a large selection of merchandise and the staffing needed to provide superior service. This focus on larger-volume stores is being driven by more than the service component, however; it also reflects marketplace dynamics that increasingly reward larger stores with a competitive advantage over their smaller counterparts.

In 1999, Famous Footwear associates will be equipped to provide even greater customer service: the chain is replacing all store information systems with a state-of-the-art retail operating system. The company expects to complete the roll-out of the new system to all Famous Footwear stores by July 1999. New efficiencies expected from the system include faster credit-card approval and improved information. All stores will be connected on-line with the chain's headquarters in Madison, Wisconsin, which will enable real-time communication between each store and the company's main database. The new technology will result in significant savings on systems and communications, and Famous Footwear shoppers will see the benefits of the new system in faster service and better information.

----------------------------------------------
Becoming More Efficient--and Prepared to Grow
----------------------------------------------
Famous Footwear finished fiscal year 1998 with 827 stores in 48 states and Guam. These stores average more than 5,500 square feet in size, with average annual store sales of more than $1 million. The company has significant penetration in regional malls, power strip centers and outlet centers--the places people shop for shoes. A realignment of its field management structure in 1997 put more managers in the field to operate the business directly, so now the company's scope of supervision covers virtually the entire country.

The company's two distribution centers continued to deliver increased operational efficiencies in 1998, enabling the chain to get the right product to the right store at the right time. These new logistical efficiencies provide improved service and more flexibility in opening stores farther away from the centers by reducing cycle times for replenishing store inventories. Together, the company's wide supervision and distribution capabilities, position Famous Footwear to increase the rate of store openings in 1999 versus recent years, without significantly increasing field management or marketing.

The company revamped its marketing in 1998: streamlining its media buying to more effectively target its primary consumers, and reinforcing its A value A message by incorporating more brand and fashion presentation in its advertising. The company's Celebrity Club customer loyalty program continues to be a success with more than three million members who are rewarded for frequent purchases and included in targeted promotional mailings and special offers. These valued customers buy more pairs of shoes annually and spend more per sales transaction than other customers. The company plans to expand the program to all its stores by the end of 1999. Celebrity Club is a microcosm of the Famous Footwear philosophy: delivering the customer the best value--and service--on quality, branded footwear.

------------------
Naturalizer Retail
The Spirit of
Naturalizer
------------------

--
There are 331 company-operated Naturalizer stores in the U.S. and 131 in Canada.
--

The company's Naturalizer Retail division offers a large selection of casual and dress footwear that appeals to the active woman's lifestyle. Naturalizer specialty stores are destination-shopping points for loyal Naturalizer consumers, who want the highest level of service, selection and sizes. There currently are 331 company-operated U.S. Naturalizer stores and 131 in Canada. In addition, the Naturalizer brand is sold in 78 independently operated Naturalizer stores in the United States and 41 in other countries, building the brand's worldwide recognition.

Despite a year characterized by intense competition and lackluster performance for the shoe industry overall, the Naturalizer Retail division improved store-for-store performance, an indication of the continuing strength of the Naturalizer brand. The challenge going forward is to transform Naturalizer from simply being a leading women's shoe brand to becoming an essential element for the lifestyle of the brand's target consumer.

The Naturalizer Retail division has several programs underway to improve the performance of the stores, including revamping the design to ensure that the shopping environment is sophisticated, inviting and easy-to-shop. The company continues to merchandise its stores for a better balance of casual and dress styles to appeal to the lifestyle needs of the brand's target consumer. New marketing programs are being tested to provide improved communications with the target consumer. A more aggressive real estate repositioning program is aimed at closing poorly performing stores and opening more stores in better locations. Updated point-of-sale registers and a new merchandising reporting system were rolled out in 1998, and are providing improved information on inventories and consumer preferences.

-------------------
Brown Shoe Company
Reaching the
Consumer
-------------------

The goal of Brown Shoe Company's wholesale operations is to put comfortable, fashionable, quality footwear on as many consumers as possible. And the company's strategy for reaching consumers is really quite simple: being everywhere they shop with shoes that fit their lifestyles and their tastes in fashion. Successful execution of this consumer-reach strategy requires a powerful line-up of branded products and strong relationships with retail partners

------------------------
Building Brands That Fit
Consumer Lifestyles
-------------------------

The power of the company's branded products fuels growth in both its wholesale and retail operations. Brands are more important than ever in reaching today's time-deprived consumers, who make quick and easy shopping decisions by choosing brand name products they can count on for quality and value. In 1998, the company continued building brands that mean comfort, functionality, relevant styling and affordable pricing to a growing number of consumers.

--
Consumer research shows that Naturalizer (left) and Life Stride are ranked among the top women's shoe brands today.
--

A focus on brands is deliberately built into the structure of Brown Shoe Company through its three wholesale divisions. The Brown Branded division speaks directly to the needs of today's fashion-oriented woman, with high-quality footwear in relevant styles sold at department and specialty stores. The company's Naturalizer brand has earned a reputation for style and comfort among women who shop at department and specialty stores. New distribution and a rejuvenated product line pushed Naturalizer to significant growth in 1998.

-----------------------------------------------------------------------------
Brands are more important than ever in reaching today's time-deprived consumers, who make quick and easy shopping decisions by choosing brand name products they can count on for quality and value.
-----------------------------------------------------------------------------

The Naturalsport brand continues to create a name for itself among younger women with active lifestyles, a consumer segment that represents increased opportunities for the brand going forward. Life Stride and its brand extension, LS Studio, continue to dominate the A entry level A shoe category in department and specialty stores, capitalizing on the growing popularity of casual styles among its target consumers. The Night Life brand is the company's line of women's shoes for special occasions. Using the Millennium as the ultimate special occasion, the brand is gaining increased recognition and new distribution. Together, the Naturalizer, Naturalsport, Life Stride and Night Life brands cover the full spectrum of affordability and lifestyle fashion for today's consumer.


The Pagoda division of Brown Shoe Company makes quality footwear affordable to the growing numbers of consumers who do the family shoe shopping at mass-merchandisers and mid-tier retailers--increasingly important retail channels for the footwear industry. In 1998, the company entered into two new licensing agreements to market footwear featuring characters from the 1999 movies Star Wars: Episode I and Disney's Tarzan.

--
Sales of the Dr. Scholl's brand (left) increased 5 percent in 1998. The company also markets children's footwear under powerful licensed brand names.
--

The Pagoda division is building the presence of its licensed and branded products in all channels of distribution. Children's footwear sales to mass-merchandisers, mid-tier retailers and department stores were significantly increased in 1998, led by Buster Brown, Barbie and lighted footwear. Buster Brown continues to be one of the most recognized brand names in children's shoes. Sales of Barbie footwear increased 119 percent in 1998, which marked Barbie's 40th anniversary and the 12th year of Pagoda's footwear licensing relationship with this powerful brand. Pagoda's long-standing presence in adult brands is anchored by well-known brand names such as Dr. Scholl's, Connie, Russell Athletic, Penn and Unionbay.

At the heart of the company's brand-driven organization is its Brown Shoe Sourcing division, which ranks among the largest and most versatile footwear suppliers today. This worldwide sourcing network contracts with footwear manufacturers in China, Brazil, Indonesia, Italy, Mexico and Taiwan to produce shoes that meet the company's design, quality, delivery and price standards. The company has an ongoing program to ensure that these factories meet its strict standards for working conditions and quality. In 1998, the company sourced approximately 60 million pairs of shoes through its seven international sourcing offices. In this way, Brown Shoe Sourcing provides a flexible, cost-efficient means for supporting the diverse lifestyles of today's footwear consumers with virtually every category of shoe--from athletic to dress--at virtually every level of affordability--from popular priced to better brands.

--
 Buster Brown is a trusted name in children's shoes.
--
--------------------------------------------------------------
The power of Brown Shoe Company's branded products fuels growth in both its wholesale and retail businesses.
---------------------------------------------------------------

--
The Naturalsport brand has been repositioned for a younger, casual lifestyle.
--
----------------------------------------------
Partnering to Open the Gateway to the Consumer
----------------------------------------------

Retail partners are the gatekeepers to an enormous consumer market for footwear --and critical to expanding the company's consumer reach. In 1998, Brown Shoe Company strengthened its relationships with specialty stores, department stores and mass-merchandisers. The success of the company's bellwether Naturalizer brand helped open an additional 220-plus department store doors for Brown Shoe Company. Naturalizer sales to department store retailers increased 24 percent in 1998, and sales rose 11 percent at multi-line independent specialty stores. The company's mass-merchandise and mid-tier customers include powerful retailers, such as Wal-Mart, Kmart, Payless ShoeSource and of course, Famous Footwear. Brown Group's Canadian Wholesale division, located in Perth, Ontario, maintains strong retail partnerships as well, closing the year with extensive brand representation in department stores, better-grade independent accounts and specialty stores throughout Canada.

Brown Shoe Company is uniquely positioned to serve its retail partners with sophisticated merchandising and logistic support systems, a flexible worldwide sourcing network, proven product development teams, and strong marketing and merchandising programs to reach its consumers. With a portfolio of leading brands supported by a diversified sourcing network, and a strong customer base across all retail channels, Brown Shoe Company is in a strong position to seize its opportunities and to build on the momentum established in fiscal year 1998.

------------------------------
Stores and Brands at a Glance
------------------------------

Footwear Retail Stores
----------------------
                                                   Number of Stores
                         ...........         1998  1997  1996*  1995  1994
                                            ----   ----  ----   ----   ---

Famous Footwear: Family footwear stores
which feature "brand names for less;"
located in strip centers, outlet and
regional malls in the U.S.                    827   815   794    814   722
Naturalizer: Stores selling the
Naturalizer and Naturalsport brands
of women's footwear; located in major
malls, shopping centers and outlet malls
in the U.S. and Canada.                       462   464   462    424   432

* Reflects the transfer of 40 Naturalizer outlet stores from the Famous Footwear division to the Naturalizer Retail division.

Footwear Brands
----------------

Women's                    Children's              Men's

Air Step                   Barbie 6                Big Country
Connie                     Buster Brown            Cedar Trail
Connie Too                 Disney Babies 2         Dr. Scholl's 1
Dr. Scholl's 1             Flash Tech              Jean Pier Clemente
Fanfares                   Hello Kitty 7           le coq sportif
Naturalizer                The Land Before Time 9  Nature Sole
Naturalsport               Live Wires              Penn 3
Life Stride                le coq sportif          Regal
Larry Stuart Collection    The Lion King 2         Russell Athletic 4
le coq sportif             Mickey & Co. 2
LS Studio by Life Stride   Mickey for Kids 2
Maserati                   Mulan 2
Mickey Unlimited 2         Simba's Pride 2
Night Life                 Sound Efx
Original Dr. Scholl's 1    Star Wars 8
Penn 3                     Tarzan 2
Russell Athletic 4         Wildcats
Unionbay 5

---------------------------------------------------------------------
                                  As denoted, these brands
                                  are under license from:

                                  1    Schering-Plough
                                       HealthCare Products, Inc.

                                  2    The Walt Disney Company

                                  3    Penn Racquet Sports,
                                       a division of GenCorp, Inc.

                                  4    Russell Corporation

                                  5    Seattle Pacific
                                       Industries, Inc.

                                  6    Mattel, Inc.

                                  7    Sanrio, Inc.

                                  8    Lucasfilm Ltd.

                                  9    Universal Studios

-----------------------------------------------------------------------

--------------------
Financial Statements
---------------------

Management's Discussion and Analysis
of Operations and Financial Condition         14

Five-Year Summary                             20

Consolidated Financial Statements             21

Notes to Consolidated Financial
Statements                                    25

Reports on Financial Statements               41

Supplementary Financial Information           42

---------------------------------------------------------------------------
Management's Discussion and Analysis  of Operations and Financial Condition
---------------------------------------------------------------------------

Results of Operations
---------------------

1998 Compared to 1997

Brown Group, Inc.'s fiscal 1998 results reflect continuing progress during a difficult and highly promotional year in the footwear marketplace.

Brown Group, Inc.'s net sales of $1.539 billion in fiscal 1998 were $28 million lower than the $1.567 billion in fiscal 1997. Net sales were impacted by the withdrawal from the Pagoda International marketing division and the sale of Famous Footwear's fixtures manufacturing business at the end of fiscal 1997. Adjusting for these items, net sales increased 3%, led primarily by Famous Footwear. Net earnings of $23.7 million in fiscal 1998 compares to a net loss of $20.9 million in fiscal 1997. The net loss in fiscal 1997 includes $45.6 million of Pagoda International restructuring charges and operating losses compared to a loss of $7.5 million incurred in fiscal 1998. Excluding the Pagoda International results and the aftertax loss of $1.5 million incurred on the sale of the Famous Fixtures business in fiscal 1997, net earnings of the Company's core businesses were $31.2 million in fiscal 1998 compared to $26.2 million in fiscal 1997.

In fiscal 1998, Famous Footwear achieved record sales and operating earnings. Net sales increased 1% in fiscal 1998 to $861.3 million and 4% adjusting for the sale of the Famous Fixtures business. Same-store sales increased .4% and 12 net new stores were added in fiscal 1998. Sales per square foot increased 3.2% in fiscal 1998 reflecting improved store productivity from the new stores opened versus those stores closed in the past year. At the end of fiscal 1998, 827 stores were in operation compared to 815 stores in fiscal 1997. During the year, 60 stores were opened and 48 stores were closed, with plans for fiscal 1999 including the net addition of 30 to 40 stores. Excluding the effect of the sale of the fixtures business, operating earnings for fiscal 1998 increased 25% to $47.2 million as a result of higher gross margins, good expense management and successful merchandising strategies to overcome a decline in athletic footwear sales.

The Company's wholesale operations--the Brown Branded, Pagoda and Canadian Wholesale divisions--had a net sales increase of 2% during fiscal 1998 to $455.9 million. Sales of the Naturalizer brand increased 9% in 1998 reflecting the good consumer acceptance and new retail distribution of the brand. Operating earnings of $33.5 million increased 5% in fiscal 1998 resulting from improved margins and well-controlled operating expenses.

In the Company's Naturalizer Retail operations, which includes stores in both the United States and Canada, net sales of $187.2 million increased 3% in fiscal 1998. Same-store sales in fiscal 1998 increased 2.6% and 1.2% in the United States and Canada, respectively. At the end of fiscal 1998, 462 total stores were in operation including 331 stores in the United States and 131 stores in Canada. Domestically, the Company had a net decrease of 10 stores in fiscal 1998 while Canada had a net increase of 8 Naturalizer stores. Even though the Canadian operations performed at record levels, total Naturalizer Retail operations had operating earnings of $.8 million in fiscal 1998 compared to $2.3 million in fiscal 1997. Operations in the United States stores were adversely impacted by higher store operating costs.

Consolidated gross profit as a percent of sales of 39.9% in 1998 was higher than the 37.9% in 1997 which excludes the impact of the Pagoda International restructuring charge of $14.7 million. The improvement in gross profit rate reflects increases at Famous Footwear and the wholesale operations.

Selling and administrative expenses as a percent of sales of 35.9% in 1998 was higher than the 35.2% in 1997 excluding the impact of the Pagoda International restructuring charge. The increase in the selling and administrative expense rate in 1998 was due to a higher mix of retail sales versus wholesale sales as well as a higher level of retail expenses in 1998 compared to 1997.

Interest expense of $19.4 million in fiscal 1998 decreased from $21.8 million in fiscal 1997 primarily as a result of lower average borrowings for the year due to positive cash flow provided from operations.

Other expense of $4.5 million in fiscal 1998 varied from other income of $.5 million in 1997 as a result of environmental remediation costs of $2.3 million, and the write-off of certain intangible assets of $1.9 million.

The Company's tax provision of $13.9 million in fiscal 1998 represents an effective tax rate of 37.1%. The 1997 tax provision of $18.7 million includes an $8.0 million provision for taxes due on the foreign cash to be repatriated as a result of the decision to restructure the Pagoda International marketing division. In addition, fiscal 1997 results include a high level of Pagoda International losses on which no tax benefit was recorded. See Note 5 to the consolidated financial statements for a further explanation and a reconciliation of the effective tax rates to the statutory rates.

1997 Compared to 1996

Brown Group, Inc.'s net sales of $1.567 billion in fiscal 1997 were 3% higher than the $1.525 billion in fiscal 1996. The increased sales reflect higher sales at Famous Footwear which more than offset lower sales within the wholesale operations and at Pagoda International. A net loss of $20.9 million in fiscal 1997 compares to net earnings of $20.3 million in fiscal 1996. The net loss in fiscal 1997 includes $45.6 million of Pagoda International restructuring charges and operating losses compared to an operating loss of $5.7 million incurred in fiscal 1996. In the third quarter of 1997, the Company announced the decision to substantially reduce its investment in the Pagoda International marketing division as a result of excessive inventories and increasing losses. Excluding the Pagoda International results and the aftertax loss of $1.5 million incurred on the sale of Famous Footwear's fixtures manufacturing business, net earnings of the core businesses were $26.2 million in fiscal 1997 compared to $26.0 million in fiscal 1996. Results for fiscal 1996 reflect a reversal of $2.3 million of a tax valuation reserve related to the Company's deferred tax assets as well as an aftertax LIFO recovery of $2.6 million related to the liquidation of inventories at the Company's closed domestic facilities.

Famous Footwear's net sales increased 9% in fiscal 1997 to $849.9 million with a same-store sales increase of 1.9%. The increased sales were the result of improved store productivity and the addition of 21 net new stores. During the year, 60 stores were opened and 39 stores were closed. Operating earnings for fiscal 1997 increased 28% to $32.0 million as a result of increased sales combined with continued improvement in the leveraging of the expense base. In fiscal 1997, Famous Footwear's fixture manufacturing business was sold and a $2.5 million pretax loss was incurred on the sale. The fixtures operation, which had annual sales in 1997 of $21 million, had incurred net losses between $1.0 and $2.5 million over the past several years, depressing Famous Footwear's earnings. Excluding the loss provision on the sale and operating losses at the fixtures operation, Famous Footwear's operating earnings in fiscal 1997 were $37.8 million.

Net sales from the Company's wholesale operations--the Brown Branded, Pagoda and Canadian Wholesale divisions--decreased 3% during fiscal 1997 to $448.4 million. Operating earnings were $32.0 million compared to $33.7 million in fiscal 1996, which included a $4.0 million LIFO credit from the liquidation of remaining manufactured inventories within the Brown Branded division. Improved operating earnings resulted from improved margins and tightly controlled operating expenses.

Net sales for the Company's Naturalizer Retail division of $181.6 million were 2% higher than in 1996. Same-store sales decreased .9% for the United States stores but increased 5.2% for the Canadian stores in fiscal 1997. The total number of stores in operation in the United States at the end of fiscal 1997 was 341 representing a net decrease of 5 stores. The Canadian operations had a net addition of 7 Naturalizer stores in 1997, resulting in 123 stores in operation. Operating earnings for the Naturalizer Retail division were $2.3 million in 1997 which represents a decrease of 12% from 1996. The lower operating earnings were a result of higher operating costs within the domestic operations.

Consolidated gross profit as a percent of sales of 36.9% in 1997 was down slightly from 37.2% in 1996. Excluding the Pagoda International restructuring charge impact of $14.7 million, the gross profit as a percent of sales increased to 37.9% due to higher margins at Famous Footwear and the core wholesale operations and a higher mix of retail sales versus wholesale sales.

Selling and administrative expenses as a percent of sales in 1997 increased to 35.7% from 34.2% in 1996. Selling and administrative expenses as a percent of sales were 35.2% excluding the restructuring charge impact of $7.3 million. The increase in 1997 reflects a higher expense rate from advertising expenditures within the wholesale operations and the effect of a greater mix of retail sales.

Interest expense increased to $21.8 million in fiscal 1997 from $19.3 million in fiscal 1996 primarily due to having a full year impact of higher rate debt from the Company's debt repositioning in October 1996. The impact of the higher average borrowing rate on interest expense was slightly offset by the lower average borrowings resulting from the positive cash flow provided by operations.

Other income of $.5 million in fiscal 1997 consists primarily of royalty income and is offset by the $1.0 million impact resulting from the Pagoda International restructuring charge recorded within other income. Other income in fiscal 1996 was $1.3 million.

The Company's tax provision of $18.7 million in fiscal 1997 includes an $8.0 million provision for taxes due on the foreign cash to be repatriated as a result of the decision to restructure the Pagoda International marketing division. A tax provision was reflected in fiscal 1997 even with the consolidated pre-tax loss, as no tax benefit was recorded on the Pagoda International losses.

---------------------------------------------------------------------------
Management's Discussion and Analysis of Operations and Financial Condition
---------------------------------------------------------------------------

Pagoda International Restructuring
----------------------------------

In the third quarter of fiscal 1997, the Company made the decision to reduce its investment in the Pagoda International marketing division in Latin America and Europe as a result of excessive inventories and declining performance. The restructuring plan included the sale of the remaining Brazilian inventory of licensed products and the shift of European inventory ownership and marketing of its licensed footwear to other parties. In addition, plans were developed to repatriate foreign cash previously available to support international operations. The total aftertax charge of $31.0 million was recorded to cover the costs of this restructuring and consisted of the following:

* Inventory markdowns of $11.7 million to liquidate excess inventories;

* Charges of $2.9 million for severance and benefit costs for those employees terminated due to facility closures;

* Charges of $8.4 million for bad debts, royalty agreement shortfalls and other costs associated with the restructuring; and

* An income tax provision of $8.0 million associated with the United States taxes owed on the foreign cash anticipated to be repatriated.

In addition to the charge recorded in fiscal 1997, the Company provided $2.0 million in 1998 for additional costs. As of January 30, 1999, the withdrawal from the division's operations has been substantially completed, as virtually all of the inventory has been sold and all licenses either terminated or assigned to other parties.

A cumulative summary of activity in the restructuring reserve is as follows (in millions):

Initial establishment of reserve                $31.0

Additional provision recorded in fiscal 1998      2.0

Inventory markdowns                             (10.6)
Bad debt write-offs and royalty
agreements shortfall                             (3.7)

Severance and benefit costs                      (1.9)

Utilization of tax provision                     (4.0)

Other asset write-offs and costs                 (2.1)
------------------------------------------------------
Remaining reserve at January 30, 1999           $10.7
======================================================

The reserve activity had a $5.4 million negative cash flow impact in fiscal 1998. This usage was offset by the positive cash flow generated from reduced receivables and inventories. The remaining reserve will be primarily utilized in fiscal 1999 to cover inventory markdowns, severance, various write-offs of assets and an outstanding cumulative translation adjustment amount. The remaining reserve also includes approximately $4.0 million for income taxes due on future cash repatriations as cash becomes available. The operating loss to complete the withdrawal from this business in 1999 is expected to be approximately $1 million. The Company is also contingently liable for approximately $8 million related to license guarantees, pending Brazilian tax and other assessments and outstanding notes receivable from an Argentinean third party.

--------------------
Impact of Inflation
-------------------

The effects of inflation on the Company have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

-------------------------------
Liquidity and Capital Resources
-------------------------------

During fiscal 1998, the Company's borrowing level continued to decrease as cash flow from operations more than offset capital expenditures and dividends. As a result, total debt decreased from $251.0 million at the end of fiscal 1997 to $197.0 million at the end of fiscal 1998. The Company's ratio of debt-to-total capitalization decreased from 55.8% at the end of fiscal 1997 to 47.6% at the end of fiscal 1998. The ratio was favorably impacted by good management of the balance sheet as well as cash repatriation amounting to approximately $28 million from Canada and other foreign operations.

Working capital at the end of fiscal 1998 was $250.9 million, which was $9.5 million lower than at the end of fiscal 1997. However, the Company's current ratio, the relationship of current assets to current liabilities, increased from
1.9 to 1 at the end of fiscal 1997 to 2.0 to 1 at the end of fiscal 1998. The increase in the current ratio was primarily due to the reduction of outstanding borrowings under the revolving bank Credit Agreement. The reduction in outstanding borrowings was slightly offset by lower receivables and inventories and the increase of current maturities of long-term debt.

Cash provided by operating activities in 1998 was significantly higher than in 1997 as a result of improved earnings as well as decreased inventories and receivables primarily at the Company's wholesale operations.

Cash used by investing activities was primarily for capital expenditures in fiscal 1998 of $22.7 million compared to $21.7 million in fiscal 1997. Capital expenditures in fiscal 1998 were primarily for new store openings and remodelings at Famous Footwear and Naturalizer Retail.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and debt-to-total capitalization, establish minimum levels of net worth, and limit the sale of assets and the level of liens and certain investments. In fiscal 1998, the Company amended its revolving bank Credit Agreement and 7.36% Senior Note Agreement, which increased the maximum levels of capital expenditures and extended the revolving bank Credit Agreement by one year. The Company was in compliance with all its covenants during fiscal 1998 and at fiscal year-end, and expects to continue to be in compliance based on current estimates for fiscal 1999. The Company's current borrowing capacity under the revolving bank Credit Agreement is believed to be adequate to fund its operational needs and long-term debt maturities in 1999.

The Company's long-term debt is rated Ba2 by Moody's Investors Service, BB by Standard & Poor's Corporation and BB+ by Fitch Investors Service.

Brown Group paid a dividend of $.40 per share in fiscal 1998 and $.85 per share in fiscal 1997. The 1998 dividend marked the 76th year of consecutive quarterly dividends.

---------------------
Financial Instruments
---------------------

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. To address these risks, the Company enters into various hedging transactions to the extent described below. All decisions on hedging transactions are authorized and executed pursuant to the Company's policies and procedures, which do not allow the use of financial instruments for trading purposes. The Company also is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments; however, counterparties to these agreements are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements with further disclosure relating to financial instruments included in Note 11.

--------------------------------
Foreign Currency Exchange Rates
--------------------------------

In the normal course of business, the Company is exposed to foreign currency exchange rate risks as a result of having assets, liabilities and inventory purchase commitments outside the United States. The Company employs an established foreign currency hedging strategy to protect earnings and cash flows from the adverse impact of exchange rate movements. A substantial portion of inventory sourced from foreign countries is purchased in United States dollars and is accordingly not subject to exchange rate fluctuations. However, where the purchase price is to be paid in the foreign currency, the Company enters into foreign exchange contracts or option contracts with maturity periods normally less than one year to reduce its exposures to foreign exchange risk. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and on demand for footwear from various locations throughout the world. The changes in market value of foreign exchange contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value of the Company's net currency positions at January 30, 1999 resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material.

Assets and liabilities outside the United States are primarily located in Canada, Hong Kong, Europe and Brazil. The Company's investments in foreign subsidiaries with a functional currency other than the United States' dollar are generally considered long-term, and thus generally are not hedged. In the countries where the economy is deemed to be hyperinflationary or operations are being liquidated, the Company hedges the local currency denominated assets and liabilities. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates was approximately $40 million at January 30, 1999. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $4 million. Any loss in fair value would be reflected as a cumulative translation adjustment in Other Compre-hensive Income and would not impact earnings.

---------------------------------------------------------------------------
Management's Discussion and Analysis of Operations and Financial Condition
---------------------------------------------------------------------------

Interest Rates
--------------

The Company's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate of fixed rate debt will only impact the fair value of the debt whereas a change in the interest rates on the variable rate debt will impact interest incurred and cash flows. The Company had no interest rate derivative instruments outstanding at year-end and has not elected to enter into any derivative instruments based upon cost/benefit analyses.

The revolving bank Credit Agreement, the Company's only variable rate debt, had no outstanding borrowings as of January 30, 1999. A hypothetical 10% adverse change in interest rates on the average outstanding borrowings for fiscal 1998 would not be material to the Company's net earnings and cash flows.

At January 30, 1999, the fair value of the Company's total debt is estimated at approximately $198 million based upon the borrowing rate currently available to the Company for financing arrangements with similar terms and maturities. Market risk is viewed as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and would be approximately $7 million at January 30, 1999.

--------------------
Year 2000 Compliance
--------------------

The "Year 2000" issue arises because many computer hardware and software systems, including the Company's, use only two digits to represent the year. As a result, these systems and programs may not accurately calculate dates beyond 1999, which could cause system failures or malfunctions. The Company has established a company-wide Steering Committee, consisting of the Chief Financial Officer, Vice Presidents of the Information Services (IS) functions, internal auditors, executive financial and legal management and other employees, to oversee and manage the Company's Year 2000 project.

A thorough assessment of all of the Company's existing information systems has been completed, and a comprehensive plan to modify or replace all hardware and software information systems that are not Year 2000 compliant has been developed. All systems will be tested to ensure that they will operate properly with respect to dates in the next century. The Company has also assessed the operating systems and equipment used in its distribution centers, offices and other facilities that may contain embedded chips, and that may be Year 2000 sensitive, and will make modifications where necessary. The plan also includes communicating with significant business partners to determine their state of readiness for the Year 2000.

With respect to its internal information systems, as of January 30, 1999, the Company has substantially completed the modification or replacement and testing of the information and operating systems used in its footwear wholesaling and sourcing operations, and its financial systems. The Company's Naturalizer Retail division is modifying its ongoing systems and installing new in-store systems, which includes replacing all of its point-of-sale registers. The new Year 2000 compliant registers and in-store systems have been installed, and the remaining modification work and testing has been substantially completed in early 1999. The Famous Footwear retail division has completed the modification of its ongoing systems, and is also replacing its in-store systems. Testing of the modified and new store systems is beginning in the first quarter of 1999 and is expected to be completed by the end of the second quarter. The new in-store systems are expected to be installed in all stores by mid-1999. For all of the Company's divisions, the balance of 1999 will be used for additional testing and correction of any problems that may arise.

The Company relies on independent business partners to provide various products and services. One of the most significant groups of partners is the independently owned and operated factories, primarily in China and Brazil, from which the Company purchases footwear for its wholesale and retail operations. Based on communications with representatives of and on-site visits to these factories, the Company has determined that the use of date-sensitive technology in their production processes is relatively low. Nevertheless, the Company is continuing to review the assessment, remediation, and test plans of these factories to attempt to determine whether they can be relied on as suppliers going forward. In addition, the Company has been in contact with footwear companies that provide Famous Footwear with the majority of its products, banks, benefit plan providers, transportation providers and others who supply goods and services to it. Communications with these partners are continuing in order to obtain as much assurance as possible that they will be compliant. However, there can be no assurance that these partners' Year 2000 remediation efforts will be wholly successful. Nor can there be assurance that third parties not contacted will not have problems that could materially adversely affect the Company's business, operations and financial condition.

The Company believes that the most reasonably likely Year 2000 worst case scenario is that its suppliers of footwear, for both its wholesale and retail businesses, would not be able to provide an uninterrupted flow of products due to their own or their suppliers' systems failures or as a result of disruptions in utility or other government services. The Company has not yet developed contingency plans for this scenario, but intends to continue to monitor and evaluate the state of readiness of these suppliers. By mid-1999 the Company will determine which suppliers appear to be at risk of noncompliance, and will attempt to arrange for alternative sources of footwear from its large and diverse group of suppliers. The Company may also consider accelerating purchases of inventory to reduce this risk. The Company believes that there is adequate footwear producing capacity available to allow for the use of alternate sources or accelerated purchases. The Company also believes that if there is a disruption in the flow of footwear it will be short-term in nature. Nevertheless, there can be no assurance that the Company can accurately and fully anticipate the level of disruption that may occur.

The Company's wholesale division customers are department stores, mass-merchants and numerous other footwear retailers. The Company is communicating with its significant retail customers through which it processes transactions electronically using Electronic Data Interchange (EDI) technology to attempt to determine their ability to continue to conduct business in this manner. The Company has adopted the Year 2000 compliant version of EDI, and plans to convert to the new version and perform tests directly with its applicable retail customers throughout 1999. As a contingency plan, if a customer is unable to continue to process transactions through EDI, it is expected that manual procedures could be implemented. The Company intends to continue to monitor and assess the EDI and the general state of Year 2000 readiness of its major retail customers. A Year 2000 failure by a major retail customer could have a materially adverse effect on the Company.

Management estimates that the non-incremental internal IS staff and outside consultant costs of the Company's Year 2000 efforts will total approximately $1.6 million. Through January 1999, approximately $1.4 million of this total has been incurred. In addition, the cost for new purchased or leased hardware and software that will both upgrade the functionality and operating efficiency of store and financial systems, and result in Year 2000 compliance, is expected to be approximately $15 million. All expenditures related to the Company's Year 2000 project are expected to be funded through operating cash flows. The costs of new purchased and leased systems will be expensed over the next several years. All costs related to modifying systems are being expensed as incurred.

The costs and anticipated completion dates for Year 2000 modifications and the risks associated with the Year 2000 issues are based on management's best estimates utilizing numerous assumptions of future events. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Factors that may cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code and systems, the cooperation and remediation success of the Company's suppliers (and their suppliers), and the ability to correctly anticipate risks and implement suitable contingency plans in the event of systems failures at the Company or its suppliers and customers (and their suppliers and customers).

---------------------
Environmental Matters
---------------------

The Company is involved in environmental remediation and ongoing compliance at several sites, including its closed New York tannery and at its owned facility in Colorado. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. At January 30, 1999, the accrued environmental liabilities for all sites total approximately $4.2 million. See Note 14 to the consolidated financial statements for further discussion on specific properties.

--
Safe Harbor Statement: This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected as they are subject to various risks and uncertainties. These include general economic conditions, competition, consumer apparel and footwear trends, and political and economic conditions in Brazil and China, which are significant footwear sourcing countries. These factors are listed and further discussed in the Company's Annual Report on Form 10-K.
--

-------------------
Five-Year   Summary
-------------------

Thousands, except
 per share amounts       1998       1997       1996       1995       1994
                     ---------- ---------- ---------- ---------- ----------
                     (52 weeks) (52 weeks) (52 weeks) (53 weeks) (52 weeks)
Operations
----------

Net sales           $1,538,530 $1,567,202 $1,525,052 $1,455,896 $1,461,637

Cost of goods sold     925,190    988,530    958,288    948,925    949,374
                     ---------- ---------- ---------- ---------- ----------
Gross profit           613,340    578,672    566,764    506,971    512,263
                     ---------- ---------- ---------- ---------- ----------
Selling and
 administrative
 expenses              551,877    559,536    521,553    494,098    448,827

Interest expense        19,383     21,756     19,327     15,969     15,785

Other expense
 (income), net           4,477      (452)     (1,341)     1,630    (12,320)
                     ---------- ---------- ---------- ---------- ----------
Earnings (loss) from
 continuing operations
 before income taxes    37,603     (2,168)    27,225     (4,726)    59,971

Income tax
 (provision)
 benefit               (13,934)   (18,728)    (6,910)     5,423    (26,405)
                     ---------- ---------- ---------- ---------- ----------
Earnings (loss)
 from continuing
 operations             23,669    (20,896)    20,315        697     33,566

Earnings from
 discontinued operations,
 net of income taxes     --         --         --         --         1,282

Credit for disposal of
 discontinued operations,
  net of income taxes    --         --         --         2,600      4,550
                     ---------- ---------- ---------- ---------- ----------
Net earnings (loss)    $23,669   $(20,896)   $20,315     $3,297    $39,398
                     ========= =========== ========== ========== ==========
Returns from
 continuing operations:

Return on net sales       1.5%      (1.3%)      1.3%       0.1%       2.3%

Return on beginning
 shareholders' equity    11.9%      (8.8%)      8.8%       0.3%      14.4%

Return on average
 invested capital         5.3%      (4.2%)      4.1%       0.2%       6.5%

Dividends paid          $7,223    $15,323    $17,956    $23,325    $28,610

Capital expenditures    22,747     21,727     21,044     26,939     32,531

Per Common Share
----------------

Basic earnings
 (loss) from
 continuing operations   $1.34     $(1.19)     $1.16       $.04      $1.93

Basic net earnings
 (loss)                   1.34      (1.19)      1.16        .19       2.27

Diluted earnings
 (loss) from
 continuing operations    1.32      (1.19)      1.15        .04       1.90

Diluted net
 ernings (loss)           1.32      (1.19)      1.15        .19       2.23

Dividends paid             .40        .85       1.00       1.30       1.60

Shareholders' equity     11.95      11.04      13.19      12.92      13.90

Financial Position
------------------

 Receivables, net      $67,815    $77,355    $90,246    $86,417    $98,079

Inventories, net       362,274    380,177    398,803    342,282    322,029

Working capital        250,939    260,437    301,020    209,399    259,178

Property and
 equipment, net         82,178     82,744     85,380     87,720     92,904

Total assets           655,232    694,988    722,375    661,056    636,515

Long-term debt
 and capitalized
 lease obligations     172,031    197,027    197,025    105,470    133,213

Shareholders' equity   217,174    199,190    237,037    231,636    249,727

Average common shares
 outstanding - Basic    17,692     17,591     17,531     17,483     17,374

Average common shares
outstanding - Diluted   17,943     17,841     17,725     17,637     17,653

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

----------------------------
Consolidated Balance Sheets
----------------------------

Thousands, except number of shares and per share amounts

                                      January 30, 1999   January 31, 1998
                                      ----------------   ----------------
Assets
------
Current Assets

Cash and cash equivalents                     $45, 532            $50,136

Receivables, net of allowance of
 $9,820 in 1998 and $9,925 in 1997              67,815             77,355
Inventories, net of adjustment to last-in,
 first-out cost of $13,424 in 1998 and
 $15,617 in 1997                               362,274            380,177

Deferred income taxes                            9,381             14,900

Prepaid expenses and other current assets       12,381             15,962
                                      ----------------   ----------------
Total Current Assets                           497,383            538,530
                                      ----------------   ----------------
Prepaid pension costs                           34,825             34,388

Other assets                                    40,846             39,326

Property and equipment, net                     82,178             82,744
                                      ----------------   ----------------

                                              $655,232           $694,988
                                      ================   ================
Liabilities and Shareholders' Equity
-------------------------------------

Current  Liabilities

Notes payable                                  $    --            $54,000

Trade accounts payable                         124,921            118,907

Employee compensation and benefits              36,935             33,256

Other accrued expenses                          53,146             59,935

Income taxes                                     6,442             11,995

Current maturities of long-term debt            25,000                 --
                                      ----------------   ----------------
Total Current Liabilities                      246,444            278,093
                                      ----------------   ----------------
Other Liabilities

Long-term debt, including
capitalized lease obligations                  172,031            197,027

Deferred income taxes                            6,086              6,817

Other liabilities                               13,497             13,861
                                      ----------------   ----------------
Total Other Liabilities                        191,614            217,705
                                      ----------------   ----------------

Shareholders' Equity

Preferred stock, $1.00 par value,
 1,000,000 shares authorized;
 no shares outstanding                              --                 --

Common stock, $3.75 par value,
 100,000,000 shares authorized;
 18,168,340 and 18,049,327
 shares outstanding                             68,131             67,685

Additional capital                              48,243             47,036

Unamortized value of restricted stock           (4,058)            (4,358)

Accumulated other comprehensive loss            (8,842)            (8,427)

Retained earnings                              113,700             97,254
                                      ----------------   ----------------
Total Shareholders' Equity                     217,174            199,190
                                      ----------------   ----------------
                                              $655,232            $694,988
                                      ================   ================
See notes to consolidated financial statements.




----------------------
Consolidated Earnings
----------------------

Thousands, except per share amounts

                                        1998          1997          1996
                                        ----          ----          ----
Net Sales                           $1,538,530    $1,567,202    $1,525,052

Cost of goods sold                     925,190       988,530       958,288
                                    ----------   -----------   -----------
Gross profit                           613,340       578,672       566,764
                                    ----------   -----------   -----------
Selling and administrative expenses    551,877       559,536       521,553

Interest expense                        19,383        21,756        19,327

Other expense (income), net              4,477          (452)       (1,341)
                                    ----------   -----------   -----------
Earnings (Loss) Before Income Taxes     37,603        (2,168)       27,225

Income tax provision                   (13,934)      (18,728)       (6,910)
                                    ----------   -----------   -----------
Net Earnings (Loss)                    $23,669      $(20,896)      $20,315
                                    ==========   ===========   ===========

Basic Net Earnings (Loss)
 Per Common Share                        $1.34        $(1.19)        $1.16
                                    ==========   ===========   ===========
Diluted Net Earnings (Loss)
 Per Common Share                        $1.32        $(1.19)        $1.15
                                    ==========   ===========   ===========

See notes to consolidated financial statements.

-----------------------
Consolidated Cash Flows
-----------------------

Thousands                               1998          1997          1996
                                        ----          ----          ----
Operating Activities:
Net earnings (loss)                    $23,669      $(20,896)      $20,315

Adjustments to reconcile
 net earnings (loss) to net cash
 provided by operating activities:
 Depreciation and amortization          26,943        26,686        25,886

  Loss on disposal or impairment
   of facilities and equipment             961         1,475           655

  Provision for losses on
   accounts receivable                   2,772         5,145         5,982

  Changes in operating assets
  and liabilities:

   Receivables                           6,768         7,746       (10,256)

   Inventories                          17,903        18,626       (56,521)

   Prepaid expenses
    and other current assets             9,100         6,178         4,541

   Trade accounts payable
    and accrued expenses                 2,904        16,349        17,221

   Income taxes                         (5,553)        7,990          (330)

   Other, net                           (6,587)      (10,615)       (4,223)
                                     ----------     --------       --------
Net Cash Provided by
 Operating Activities                   78,880        58,684         3,270
                                     ----------     --------       --------
Investing Activities:

Capital expenditures                   (22,747)      (21,727)      (21,044)

Proceeds from sales of fixed assets         58           401         1,414
                                     ----------     --------       --------
Net Cash Used by
 Investing Activities                  (22,689)      (21,326)      (19,630)
                                     ----------     --------       --------
Financing Activities:

Decrease in short-term
 notes payable                         (54,000)       (8,000)      (50,000)

Debt issuance costs                         --          (678)       (3,714)

Principal payments of long-term
 debt and capitalized leases                --        (2,000)       (8,450)

Proceeds from issuance
 of long-term debt                          --            --       100,000

Proceeds from issuance of common stock     428            93           108

Dividends paid                          (7,223)      (15,323)      (17,956)
                                     ----------     --------       --------
Net Cash (Used) Provided
 by Financing Activities               (60,795)      (25,908)       19,988
                                     ----------     --------       --------
(Decrease) Increase in
 Cash and Cash Equivalents              (4,604)       11,450         3,628

Cash and Cash Equivalents
 at Beginning of Year                   50,136        38,686        35,058
                                     ----------     --------       --------
Cash and Cash Equivalents
 at End of Year                        $45,532       $50,136       $38,686
                                     ==========     ========       ========
See notes to consolidated financial statements.





---------------------------------
Consolidated Shareholders' Equity
---------------------------------


Thousands, except number of shares and per share amounts


                                              Accumulated
                                  Unamortized  Other
                                     Value of  Compre-              Total
              Common Stock      Add- Restrict- hensive             Share-
             --------------   itional   ed     Income  Retained   holders'
            Shares   Dollars  Capital  Stock   (loss)  Earnings    Equity
           --------  ------  --------  ------  ------  ---------  --------
Balance
 February
 3, 1996  17,930,977 $67,242  $46,015 $(7,822) $(4,913) $131,114  $231,636
           --------  ------  --------  ------  ------  ---------  --------
Net
 earnings                                                 20,315    20,315

Currency
 translation
 adjustment                                        480                 480
           --------  ------  --------  ------  ------  ---------  --------
Comprehensive
 income                                                             20,795

Dividends
 ($1.00 per
 share)                                                  (17,956)  (17,956)
Stock
 issued
 under
 employee
 benefit
 plans         6,500      24       84                                  108

Stock
 issued
 under
 restricted
 stock
 plan, net    32,500     121      211    (332)

Amortization
 of
 deferred
 compensation
 under
  restricted
 stock plan                             2,454                        2,454
           --------  ------  --------  ------  ------  ---------  --------
Balance
 February
 1, 1997  17,969,977 $67,387  $46,310 $(5,700) $(4,433) $133,473  $237,037
           --------- ------  --------  ------  ------  ---------  --------
Net
 loss                                                    (20,896)  (20,896)

Currency
 translation
 adjustment                                     (3,994)             (3,994)
           --------  ------  --------  ------  ------  ---------  --------
Comprehensive loss                                                 (24,890)

Dividends
 ($.85
 per share)                                              (15,323)  (15,323)

Stock
 issued
 under
 employee
 benefit
 plans         6,350      24       69                                   93

Stock
 issued
 under
 restricted
 stock
 plan, net    73,000     274      657     (931)

Amortization
 of
 deferred
 compensation
 under
 restricted
 stock plan                             2,273                        2,273
           --------  ------  --------  ------  ------  ---------  --------
Balance
 January
 31, 1998 18,049,327 $67,685  $47,036 $(4,358) $(8,427)  $97,254  $199,190
           --------  ------  --------  ------  ------  ---------  --------
Net earnings                                              23,669    23,669

Currency
 translation
 adjustment                                       (415)               (415)
           --------  ------  --------  ------  ------  ---------  --------
Comprehensive
 income                                                             23,254

Dividends
 ($.40
 per share)                                               (7,223)   (7,223)

Stock
 issued
 under
 employee
 benefit
 plans        27,138     102      326                                  428

Stock
 issued
 under
 restricted
 stock
 plan, net    91,875     344      881  (1,225)

Amortization
 of deferred
 compensation
 under
 restricted
 stock plan                             1,525                        1,525
           --------  ------  --------  ------  ------  ---------  --------
Balance
 January
 30, 1999 18,168,340 $68,131  $48,243 $(4,058) $(8,842) $113,700  $217,174
          ========== ======= ======== ======== ======== ========  ========

See notes to consolidated financial statements.

------------------------------------------
Notes to Consolidated Financial Statements
------------------------------------------
Note 1: Summary of Significant
Accounting Policies Organization
---------------------------------

Organization
------------
Brown Group, Inc., (the "Company") founded in 1878, is a footwear retailer and wholesaler. The Company provides a broad offering of branded, licensed and private label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,289 retail shoe stores in the United States and Canada under the Famous Footwear, Naturalizer(R) and F.X. LaSalle(R) names. In addition, through its Brown Branded, Brown Shoe Sourcing, Pagoda and Canadian Wholesale divisions, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. In 1998, approximately 68% of the Company's sales were at retail, compared to 66% in 1997 and 63% in 1996. See
Note 6 for additional information regarding the Company's business segments.

Consolidation
-------------
The consolidated financial statements include the accounts of Brown Group, Inc. and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Period
------------------
The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to January 31. Fiscal years 1998, 1997 and 1996 ended on January 30, 1999, January 31, 1998, and February 1, 1997, respectively. Fiscal years 1998, 1997 and 1996 each included 52 weeks.

Use of Estimates
-----------------
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
--------------------------
The Company considers all short-term investments with maturities of three months or less to be cash equivalents.

Inventories
------------
All inventories are valued at the lower of cost or market, with 92% of consolidated inventories using the last-in, first-out (LIFO) method.

Computer Software Costs
-----------------------
In fiscal 1998, the Company adopted AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires the capitalization of certain costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use. The adoption of this standard resulted in an increase in net earnings of approximately $1.3 million or $.07 per diluted share for fiscal 1998. No restatement of prior year results was required.

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

Earnings Per Share
-------------------
Basic earnings per share is calculated using only the outstanding shares of common stock. Diluted earnings per share is calculated using all outstanding shares, unvested restricted stock and the dilutive effect, if any, of stock options.

Comprehensive Income
--------------------
In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which reports Comprehensive Income and its components within the Statement of Consolidated Shareholders' Equity. Comprehensive Income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners. Accumulated Other Comprehensive Loss for the Company is composed solely of cumulative foreign currency translation adjustments.

---------------------------------------
Notes
  to Consolidated Financial Statements
---------------------------------------

Translation of Foreign Currencies
----------------------------------
Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the Accumulated Other Comprehensive Loss section of the Statement of Consolidated Shareholders' Equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

Stock-Based Compensation
-------------------------
The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly recognizes compensation expense related to stock appreciation units and restricted stock grants. No compensation expense is recorded for stock options granted at market value. The Company has elected to apply the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for
Stock-Based Compensation" (SFAS No. 123), by making pro forma disclosures of net earnings and earnings per share to reflect the fair value of stock options as if SFAS No. 123 had been adopted.

Financial Instruments
---------------------
The Company's policy is to use financial derivatives only to manage exposure to fluctuations in interest and foreign currency exchange rates.

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

Note 2: Earnings Per Share
---------------------------
The following table sets forth the computation of basic and diluted earnings
(loss) per share (in thousands except per share amounts):

                                          1998         1997      1996
                                          ----         ----      ----
Numerator:

Net earnings (loss) - Basic
 and Diluted earnings
 (loss) per share                       $23,669     $(20,896)  $20,315
                                       ========     ========    ======
Denominator:
 Denominator for basic
 earnings (loss) per share               17,692       17,591    17,531

Dilutive effect of unvested
restricted stock and stock
options                                     251           --       194
                                       --------     --------    ------
Denominator for diluted
earnings (loss) per share                17,943       17,591    17,725
                                       ========     ========    ======
Basic earnings (loss)
per share                                $ 1.34       $(1.19)    $1.16
                                       ========     ========    ======
Diluted earnings (loss)
per share                                 $1.32       $(1.19)    $1.15
                                       ========     ========    ======

The fiscal 1997 denominator for diluted earnings (loss) per share excludes the potential effect of dilutive securities in accordance with SFAS No. 128 because the inclusion of such shares in the computation are anti-dilutive in a period in which a loss was recognized.

Note 3: Retirement and Other Benefit Plans
-------------------------------------------
The Company's pension plan covers substantially all full-time United States employees. Under the plan, salaried, management and certain hourly employees' pension benefits are based on the employee's highest consecutive five years of compensation during the ten years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations.

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


The following table sets forth the plans' changes in benefit obligations and plan assets and amounts recognized in the Company's Consolidated Balance Sheets at January 30, 1999 and January 31, 1998 (in thousands):


                                                           Other
                            Pension Benefits        Postretirement Benefits
                           ----------------------   ----------------------
                              1998          1997         1998        1997
                           --------       -------       ------      ------
Net benefit
 obligation at
 beginning of year         $100,275       $91,209       $6,887      $7,779

Service cost                  4,009         3,494            4           4

Interest cost                 7,300         6,876          447         523

Plan participants'
 contributions                   --            --          380         414

Plan amendments               1,225            --           --          --

Actuarial (gain) loss        16,101         5,743          164        (283)

Gross benefits paid          (8,006)       (7,047)      (1,191)     (1,550)
                           --------       -------       ------      ------
Net benefit obligation
 at end of year            $120,904      $100,275       $6,691      $6,887
                           --------       -------       ------      ------
Fair value of plan
 assets at beginning
 of year                   $146,722      $124,793       $   --      $   --

Actual return on
 plan assets                 18,960        28,862           --          --

Employer contributions           31           114          811       1,136

Plan participants'
 contributions                   --            --          380         414

Gross benefits paid          (8,006)       (7,047)      (1,191)     (1,550)
                           --------       -------       ------      ------
Fair value of plan
 assets at end of year     $157,707      $146,722       $   --      $   --
                           --------       -------       ------      ------
Funded status
 at end of year             $36,803       $46,447      $(6,691)    $(6,887)

Unrecognized net
 actuarial gain              (2,520)      (10,845)      (1,589)     (2,692)

Unrecognized prior
 service cost                   542          (667)          (2)        (11)

Unrecognized net
 transition asset                --          (547)          --          --
                           --------       -------       ------      ------
Net amount recognized
 at end of year             $34,825       $34,388      $(8,282)    $(9,590)
                           ========       =======       ======     =======
Amounts recognized in
 the consolidated balance
 sheets consist of:

Prepaid benefit cost        $41,849       $39,824      $    --     $    --

Accrued benefit cost         (7,024)       (5,436)      (8,282)     (9,590)
                           --------       -------       ------      ------
Net amount recognized
 at end of year             $34,825       $34,388      $(8,282)    $(9,590)
                           ========       =======       ======     =======

Net periodic benefit cost (income) for 1998, 1997 and 1996 included the following components (in thousands):

                                                           Other
                           Pension Benefits        Postretirement Benefits
                       ----------------------     ------------------------
                         1998     1997     1996     1998     1997     1996
                         ----     ----     ----     ----     ----     ----
Service cost           $4,009   $3,494   $3,633       $4       $4      $36

Interest cost           7,300    6,876    7,650      447      523      568
Expected return
 on assets            (11,884) (10,759) (12,452)      --       --       --
Amortization of:
 Actuarial
 (gain) loss               --       --      203     (939)  (1,321)  (1,601)

Prior service cost         16       74       46       (9)     (31)      --
Transition asset         (547)    (635)    (781)      --       --       --

Settlement cost           700       --    1,507       --       --       --
                         ----     ----     ----     ----     ----     ----
Total net
 periodic
 benefit income         $(406)   $(950)   $(194)   $(497)   $(825)   $(997)
                        =====    =====    =====    ======   ======   ======


                                                               Other
                                                           Postretirement
                                    Pension Benefits         Benefits
                                    ----------------     ----------------

                                     1998      1997      1998      1997
                                     ----      ----      ----      ----
Weighted-average
assumptions:

Discount rate                        6.25%     7.00%     6.25%     7.00%

Expected return
 on plan assets                      9.50%     9.50%      n/a       n/a

Rate of compensation
 increase                            4.50%     4.50%      n/a       n/a

For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.0% in 2001 and remain at that level thereafter. A one-percentage-point change in assumed health care cost trend rates would not have a material impact on service and interest cost and the postretirement benefit obligation.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $9.4 million, $7.0 million and $0, respectively, as of January 30, 1999 and $6.5 million, $5.3 million and $0 as of January 31, 1998.

The Company's defined contribution 401(k) plan covers salaried, management and certain hourly employees. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The Company's expense for this plan was $2.8 million in 1998, $2.0 million in 1997 and $2.0 million in 1996.

Note 4: Restructuring Charges
------------------------------
Included in net loss for fiscal 1997 is an aftertax charge of $31.0 million for the cost of reducing the Company's investment in the Pagoda International marketing division in Latin America and Europe. The total charge included $14.7 million as reflected in cost of goods sold for inventory markdowns and anticipated royalty payment shortfalls. Costs for bad debts, severance and other restructuring costs of $7.3 million are reflected in selling and administrative expenses. Other expense (income) included $1.0 million primarily for the disposal of fixed assets. In addition, an $8.0 million provision for income taxes was recorded for the anticipated repatriation of approximately $23.5 million of foreign cash to the United States. Taxes were not previously provided on these accumulated earnings as they were considered to be permanently reinvested in the Company's international operations. The total charge resulted in a reduction in earnings of $1.76 per basic share for fiscal 1997.

In fiscal 1998, the Company provided $2.0 million, which is reflected in other expense, to cover additional costs. As of January 30, 1999, the withdrawal from the division's operations has been substantially completed, as virtually all of the inventory has been sold and all licenses either terminated or assigned to other parties.

Through January 30, 1999, $22.3 million of the reserve has been utilized: $10.6 million for inventory markdowns; $3.7 million of bad debt write-offs and royalty agreements shortfall; $1.9 million for severance and benefit costs; $2.1 million for other asset write-offs and costs; and $4.0 million on the utilization of tax provisions for cash repatriations made in fiscal 1998.

At January 30, 1999, a $10.7 million remaining reserve will be primarily utilized in fiscal 1999 to cover inventory markdowns, severance, various asset write-offs and an outstanding cumulative translation adjustment amount. The remaining reserve also includes approximately $4.0 million for income taxes due on future cash repatriations as cash becomes available.

Note 5: Income Taxes
--------------------
The components of earnings (loss) before income taxes consisted of domestic earnings before income taxes of $25.2 million, $14.1 million, and $10.7 million in 1998, 1997 and 1996, respectively, and foreign earnings (loss) before income taxes of $12.4 million, $(16.3) million, and $16.5 million in 1998, 1997 and 1996, respectively.

The components of income tax expense are as follows (in thousands):

                                            1998      1997      1996
                                           -----    ------     -----
Federal

Currently payable                         $9,373    $6,158     $(523)

Deferred                                    (662)    7,313     2,323
                                           -----    ------     -----
                                           8,711    13,471     1,800

State                                      1,626       614     1,052

Foreign                                    3,597     4,643     4,058
                                           -----    ------     -----
Total income
 tax expense                             $13,934   $18,728    $6,910
                                         =======   =======    ======

The Company made net tax payments, including federal, state and foreign taxes, of $13.7 million, $4.9 million and $6.8 million in fiscal 1998, 1997 and 1996, respectively.

The differences between the tax expense (benefit) reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% are as follows (in thousands):

                                            1998      1997      1996
                                         -------     ------   ------

Income taxes at statutory rate           $13,161     $(759)   $9,529

State income taxes,
 net of federal
 tax benefit                               1,057       399       626

Foreign tax in excess of
(less than) domestic rate                 (2,913)      574    (1,475)

Foreign operating losses
with no benefit provided (A)               2,347     9,390        --

Provision for foreign cash
repatriation                                  --     8,000        --

Reversal of valuation allowance               --    (1,000)   (2,300)

Other                                        282     2,124       530
                                         -------     ------   ------
                                         $13,934   $18,728    $6,910
                                         =======   =======    ======

(A) Represents foreign operating losses on which no tax benefit will be realized

Significant components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

                                                  January 30,  January 31,
                                                      1999         1998
                                                  ----------   ----------
Deferred Tax Assets

Employee benefits, compensation,
and insurance                                         $7,364       $8,874

Allowance for doubtful accounts                        3,289        2,899

Inventory capitalization and
inventory reserves                                     4,185        5,183

Postretirement and postemployment
benefit plans                                          3,525        3,980

Tax credits and loss carryforwards                        --        4,319

Other                                                  9,703       10,131
                                                  ----------   ----------
Total deferred tax assets                             28,066       35,386

Deferred Tax Liabilities

Excess depreciation                                   (1,874)      (4,080)

Retirement plans                                     (12,319)     (12,140)

LIFO inventory valuation                              (8,663)      (9,325)

Other                                                 (1,915)      (1,758)
                                                  ----------   ----------
Total deferred tax liabilities                       (24,771)     (27,303)

Net deferred tax asset                                $3,295       $8,083
                                                  ==========   ==========

No deferred tax valuation allowance was recorded at the end of fiscal 1998 based on management's assessment that it is more likely than not that all the net deferred tax assets will be realized through future taxable earnings. In fiscal 1998, the Company utilized all cumulative net operating loss carryforwards and other tax credits for federal income tax purposes.

As of January 30, 1999, no deferred taxes have been provided on the undistributed earnings of the Company's Canadian subsidiary. It is anticipated that no additional United States tax would be incurred if the accumulated Canadian earnings were distributed given the current United States and Canadian income tax rates. The accumulated unremitted earnings from the Company's other foreign subsidiaries, as of January, 30, 1999, on which deferred taxes have not been provided are indefinitely reinvested. In the event that these other foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $20.7 million would be due. This liability could be reduced by the $4.0 million liability remaining from the Pagoda International marketing division restructuring charge. At year-end, management anticipates that the remaining liability will be utilized for income taxes due on future cash repatriations as cash becomes available.

Note 6: Business Segment Information
-------------------------------------
The Company has four reportable segments: Famous Footwear, Wholesale Operations, Naturalizer Retail, and Pagoda International.

Famous Footwear, which represents the Company's largest operating unit, consists of an 827-store chain that sells branded footwear for the entire family.

The Wholesale Operations include the Brown Branded, Brown Shoe Sourcing, Pagoda and Canada Wholesale divisions. These operating units source and market branded, licensed and private label footwear primarily to mass-merchandisers, department stores and company-owned concept stores and Famous Footwear.

The Naturalizer Retail specialty store operations include the 331 Naturalizer Retail stores in the United States and the 131 stores in Canada.

Pagoda International is the Company's international marketing division that sold footwear products to retailers in Europe, Latin America and the Far East. In fiscal 1997, the Company made a decision to reduce its investment in this division as a result of excessive inventories and declining performance; and by the end of 1998, the liquidation of the division was substantially completed.

--------------------------------------
Notes
  to Consolidated Financial Statements
---------------------------------------

The "Other" segment includes the Scholze Tannery business and Corporate assets and general and administrative expenses, which are not allocated to the operating units.

The Company's reportable segments are operating units that market to different customers and are each managed separately as they distribute their products on a retail or wholesale basis. An operating segment's performance is evaluated and resources allocated based on operating profit. Operating profit represents gross profit less general and administrative expenses and other operating income or expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are generally recorded at a profit to the selling division. All intersegment profits related to inventory on hand at the purchasing division are eliminated against the earnings of the selling division (in thousands):

                                   Natural-
               Famous    Wholesale   izer     Pagoda
              Footwear  Operations  Retail  International  Other     Totals
             ---------  ----------  -------  ----------  ------  ----------
Fiscal
 1998
External
 sales        $861,329    $455,935   $187,201   $25,825  $8,240  $1,538,530

Intersegment
 sales              --     188,969        --         --      --     188,969

Depreciation
 and
 amortization   13,902       5,961     3,972        187   2,921      26,943

Operating
 profit
 (loss)         47,235      33,480       784     (7,307)(13,293)     60,899
Operating
 segment
 assets        316,628     208,779    76,896      9,872  43,057     655,232
Capital
 expenditures   14,794       1,968     5,864         --     121      22,747

Fiscal
 1997

External
 sales        $849,917    $448,369  $181,622    $78,330  $8,964  $1,567,202

Intersegment
 sales              --     189,463        --         --      --     189,463

Depreciation
 and
 amortization   14,697       4,064     3,800        353   3,772      26,686

Restructuring
 charges            --          --        --     23,000      --      23,000

Operating
 profit
 (loss)         32,047      31,951     2,264    (36,583) (8,604)     21,075

Operating
 segment
 assets        322,113     229,767    71,998     31,306  39,804     694,988

Capital
 expenditures   12,259       3,028     5,860        432     148      21,727


Fiscal 1996

External
 sales        $781,319    $463,328  $177,551    $93,149  $9,705  $1,525,052

Intersegment
 sales              --     174,011        --         --      --     174,011

Depreciation
 and
 amortization   14,354       3,912     3,496        182   3,942      25,886

Operating
 profit
 (loss)         24,984      33,708     2,564     (5,131)(10,047)     46,078

Operating
 segment
 assets        320,231     240,441    63,723     50,432  47,548     722,375

Capital
 expenditures   13,750       1,947     4,517        464     366      21,044
             ---------  ----------  -------  ----------  ------  ----------


                                             1998       1997      1996
                                          -------   --------   -------
Reconciliation of operating
profit to consolidated
pretax earnings (loss):

Total operating profit for
reportable segments                       $74,192    $29,679   $56,125

Other segment                             (13,293)    (8,604)  (10,047)

Interest expense                           19,383     21,756    19,327

Non-operating other
(income) expense                            3,913      1,487      (474)
                                          -------   --------   -------
Total consolidated pretax
earnings (loss)                           $37,603    $(2,168)  $27,225
                                          =======    ========  =======

For geographic purposes, the domestic operations include the wholesale distribution of branded, licensed and private label footwear to a variety of retail customers, and operation of the Famous Footwear and Naturalizer nationwide chains of footwear stores.

The Company's foreign operations consist of wholesale distribution operations in Europe, Latin America and the Far East, and wholesaling and retailing in Canada. The Far East operations include A first-cost A operations, where footwear is sold at foreign port to customers who then import the footwear into the United States.

A summary of the Company's net sales and long-lived assets by geographic area follows (in thousands):

                                            1998        1997        1996
                                          ---------  ----------  ----------
Net Sales

United States                            $1,221,904  $1,208,878 $1,137,887

Far East                                    223,986     242,100    278,371

Canada                                       74,503      76,716     76,620

Latin America,
 Europe and Other                            25,728      66,583     79,891

Inter-Area Transfers                         (7,591)    (27,075)   (47,717)
                                          ---------  ----------  ----------
                                         $1,538,530  $1,567,202 $1,525,052
                                         ==========  ==========  ==========
Long-Lived Assets

United States                              $127,636    $122,840   $121,522

Far East                                     12,622      15,332     16,297

Canada                                       10,894      11,080     12,484

Latin America,
 Europe and Other                             6,697       7,206      7,297
                                          ---------  ----------  ----------
                                           $157,849    $156,458   $157,600
                                         ==========  ==========  ==========

Long-lived assets consist primarily of property and equipment, prepaid pension costs, goodwill, trademarks and other assets.

Note 7: Inventories
-------------------
Inventories are valued at the lower of cost or market determined principally by the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $13.4 million and $15.6 million higher at January 30, 1999 and January 31, 1998, respectively.

During fiscal 1996, certain inventories were reduced at Brown Shoe Company and other of the Company's divisions, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. On an aftertax basis, the effect of this liquidation was to increase 1996 net income by $2.6 million.

Note 8: Property and Equipment
------------------------------
Property and equipment consist of the following (in thousands):

                                          January 30,        January 31,
                                             1999                1998
                                          ----------         ----------
Land and buildings                          $30,338            $29,927

Leasehold improvements                       48,128             47,719

Furniture, fixtures and equipment           138,588            134,684
                                          ----------         ----------
                                            217,054            212,330

Allowances for depreciation
and amortization                           (134,876)          (129,586)
                                          ----------         ----------
                                            $82,178            $82,744
                                          ==========          =========

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," charges included in selling and administrative expense for impaired assets of $.1 million, $.7 million and $.7 million were recognized in fiscal 1998, 1997 and 1996, respectively. Fair value was based on estimated future cash flows to be generated by the retail store, discounted at a market rate of interest.

Note 9: Long-Term and Short-Term Financing Arrangements
-------------------------------------------------------
Long-term debt, including capitalized lease obligations, net of unamortized discounts, consists of the following (in thousands):

                                          January 30,        January 31,
                                             1999                1998
                                          ----------         ----------
9.5% Senior Notes due 2006                  $100,000          $100,000

7.36% Senior Notes, payments of
$10,000 due annually beginning 1999           50,000            50,000

8.45%-8.6% Debentures due 1999                15,000            15,000

7.07%-8.83% Debentures due 2002               18,545            18,543

7.125% Debentures due 2003                    10,000            10,000

Capitalized lease obligations                  3,486             3,484
                                          ----------         ----------
                                            $197,031          $197,027
                                          ==========         ==========

Maturities of long-term debt and capitalized lease obligations for 1999 through 2003 are: 1999--$25.0 million; 2000--$10.0 million; 2001--$10.0 million;
2002--$28.6 million; and 2003--$20.0 million.

In fiscal 1996, the Company issued $100 million in 9.5% Senior Notes due 2006. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2001.

The Company's revolving bank Credit Agreement, which provides $155.0 million in committed working capital and letter of credit financing, expires January 2001. Interest on borrowings under the Credit Agreement is at varying rates and at the Company's option based on one of the following: the LIBOR rate, the Bank of America corporate base rate, or the Federal funds rate. A facility fee, .375% at January 30, 1999, based on the Company's leverage ratio is payable on the entire amount of the facility. At January 30, 1999, the Company had no short-term borrowings outstanding and approximately $16.1 million of letters of credit outstanding under the revolving bank Credit Agreement.

The Company's Canadian operations maintain uncommitted lines of credit totaling approximately $5.3 million, with letters of credit outstanding of approximately $2.2 million as of January 30, 1999.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and total debt to capital, establish minimum levels of net worth, establish limitations on indebtedness, certain types of payments, including dividends, liens and investments, and limit the use of proceeds of asset sales. The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% unsecured Senior Notes are guaranteed by certain wholly-owned domestic subsidiaries of the Company. In fiscal 1998, the Company amended its revolving bank Credit Agreement and 7.36% Senior Notes which increased the maximum levels of capital expenditures and extended the revolving bank Credit Agreement by one year.

The maximum amount of short-term borrowings under the revolving bank credit arrangements at the end of any month was $76.0 million in 1998 and $65.0 million in 1997. The average short-term borrowings during the year were $21.5 million in 1998 and $47.0 million in 1997. The weighted average interest rates approximated 7.1% in 1998 and 7.7% in 1997.

Cash payments of interest for fiscal 1998, 1997, and 1996 were $20.1 million, $22.5 million, and $16.5 million, respectively.

Note 10: Leases
---------------
The Company leases substantially all of its retail locations and certain other equipment and facilities. Over 60 percent of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                                            1998        1997        1996
                                          ---------  ----------  ---------
Minimum payments                            $87,473     $86,132    $82,829

Contingent payments                           2,489       2,665      2,776
                                          ---------  ----------  ---------
                                            $89,962     $88,797    $85,605
                                          =========  ==========  =========

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at January 30, 1999 (in thousands):

                                           Operating Leases
                                          ---------------
1999                                             $81,694

2000                                              70,121

2001                                              60,084

2002                                              48,716

2003                                              36,757

Thereafter                                        85,952
                                          ---------------
Total minimum lease payments                    $383,324
                                          ===============

The Company is contingently liable for lease commitments of approximately $45 million which primarily relate to the Cloth World and Meis specialty retailing chains which were sold.

Note 11: Financial Instruments
------------------------------
The Company uses derivative financial instruments to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are foreign exchange contracts, foreign currency options, interest rate swaps, and interest rate futures. The Company is exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments; however, counterparties to these agreements are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

The Company uses foreign exchange instruments to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these instruments are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the Company from the risk that the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates. In addition, the Company also hedges certain foreign currency assets and liabilities through the use of non-deliverable foreign exchange instruments.

The United States dollar equivalent of contractual amounts of the Company's financial instruments consist of the following (in thousands):

                                          January 30,        January 31,
                                             1999                1998
                                          ----------         ----------
Deliverable Financial Instruments

Canadian Dollars                            $12,800           $7,000

French Francs                                 8,500            9,100

Italian Lira                                  5,100           11,700

Other Currencies                              1,500            1,500

Non-Deliverable Financial Instruments

New Taiwanese Dollars                         7,800            7,400

Brazilian Real                                4,000           13,100

Other Currencies                              1,000            2,700
                                          ----------         ----------
                                            $40,700          $52,500
                                          ==========         ==========

The unrealized gains or losses related to these instruments, based on dealer-quoted prices, were a $.3 million loss at January 30, 1999 and a $.1 million gain at January 31, 1998.

Realized gains and losses on financial instruments used as hedges of inventory purchases are included in the basis of the inventory and are recognized in income as a component of cost of goods sold in the period in which the related inventory is sold. Material gains and losses on financial instruments hedging forecasted purchases are recorded in income in the period the value of the instruments change. Gains and losses on financial instruments which hedge foreign currency assets or liabilities in highly inflationary economies, which are designed to protect earnings, are recognized in income as incurred.

The Company had no interest rate derivative instruments outstanding at January 30, 1999 and January 31, 1998.

Note 12: Fair Value of
Financial Instruments
---------------------
The carrying amounts and fair values of the Company's financial instruments at January 30, 1999 and January 31, 1998 are (in thousands):

                                         1998                  1997
                                 -----------------     ------------------
                                 Carrying    Fair       Carrying     Fair
                                  Amount     Value       Amount      Value
                                 --------  --------     ---------  --------
Liabilities

Long-Term Debt,
including current
maturities                       $197,031  $198,475      $197,027  $201,321
                                 ========  ========      ========  ========

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables and notes payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based upon the borrowing rates currently available to the Company for financing arrangements with similar terms and maturities.

Note 13: Concentrations of Credit Risk
--------------------------------------
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable.

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

The Company's footwear wholesaling businesses sell primarily to department stores, mass merchandisers, and independent retailers primarily across the United States and Canada. Receivables arising from these sales are not collateralized, however, a portion is covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Note 14: Commitments and Contingencies
---------------------------------------
The Company is involved in environmental remediation and ongoing compliance activities at several sites. The Company is remediating a residential area adjacent to owned property in Colorado, under the oversight of Colorado authorities. This residential area has been affected by types of solvents that previously were used at the facility. Monitoring of the residential area continues. The Company also is evaluating remediation alternatives for the owned property. During 1998, the Company incurred charges of $2.3 million related to this site.

At its closed New York tannery and two associated landfills, the Company has completed its remediation efforts, and in 1995, state environmental authorities reclassified the status of the site to one that has been properly closed and that requires only continued maintenance and monitoring over the next 25 years. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities.

Based on information currently available, the Company is carrying an accrued liability of $4.2 million as of January 30, 1999, to complete the clean-up at all sites. The ultimate cost may vary.

While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.

The Company is also involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the outcome of such proceedings and litigation currently pending will not have a materially adverse effect on the Company's results of operations or financial position.

In conjunction with the withdrawal from the Pagoda International business, the Company is contingently liable for the performance of certain successor licensees in Europe and Brazil. In addition, the Company has various tax and other assessments outstanding in Brazil, which currently are being appealed and has outstanding notes receivable from an Argentinean third party from the sale of a portion of the division's business. At January 30, 1999, these outstanding items total approximately $8 million.

Note 15: Capital Stock
----------------------
Common Stock
------------
The Company's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At January 30, 1999 and January 31, 1998, there were 18,168,340 shares and 18,049,327 shares, net of 3,837,557 shares and 3,956,570 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BG). There were approximately 6800 shareholders of record at April 3, 1999.

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

Preferred Stock
---------------
The Company has 1,000,000 authorized shares of $1 par value Preferred Stock. None has been issued.

Note 16: Stock Option and
Stock Related Plans
--------------------------
The Company has stock option, stock appreciation and restricted stock plans under which certain officers and employees are participants.

All stock options are granted at market value. Stock appreciation units may also be granted in tandem with options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from the date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of January 30, 1999, 440,220 additional shares of common stock were available to be granted in the form of options or restricted stock.

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

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.2%, 6.0% and 6.6%; dividend yields of 2.4%, 4.3% and 5.9%; volatility factors of the expected market price of the Company's common stock of .34, .33 and .29; and a weighted-average expected life of the option of 7 years. The weighted average fair value of options granted during 1998, 1997 and 1996 was $5.81, $4.35 and $3.53 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share amounts):

                                            1998        1997        1996
                                          ---------  ----------  ---------
Net income (loss)
as reported                                $23,669    $(20,896)    $20,315

Pro forma net
income (loss)                               22,641     (21,513)     19,957

Basic earnings (loss)
per share as reported                         1.34       (1.19)       1.16

Pro forma basic
earnings (loss) per share                     1.28       (1.22)       1.14


Diluted earnings (loss)
per share as reported                         1.32       (1.19)       1.15

Pro forma diluted earnings
(loss) per share                              1.26       (1.22)       1.13
                                          ---------  ----------  ---------

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended January 30, 1999:

                                        Number of          Weighted
                                  ----------------------   Average
                                  Option    Appreciation   Exercise
                                  Shares       Units        Price
                                  -------   ------------   --------
Outstanding
 February 3, 1996                 873,422         67,696        $25

Granted                           254,000         64,405         17

Exercised                              --             --         --

Terminated                       (203,926)       (21,316)        32
                                  -------   ------------   --------
Outstanding
 February 1, 1997                 923,496        110,785         22

Granted                           501,000        101,488         15

Exercised                          (2,000)            --         14

Terminated                        (80,578)            --         30
                                  -------   ------------   --------
Outstanding
 January 31, 1998               1,341,918        212,273         19

Granted                           371,000         82,724         17

Exercised                         (15,250)       (22,330)        15

Terminated                       (252,574)       (16,629)        24
                                  -------   ------------   --------
Outstanding
 January 30, 1999               1,445,094        256,038        $17
                                =========   ============   =========

Following is a summary of stock options outstanding as of January 30, 1999, which have exercise prices ranging from $14 to $38:

                                              Weighted   Weighted
                                               Average    Average
                                 Number of    Exercise   Remaining
                                  Options      Price       Life
                                ----------      --------   ---------
Options Outstanding:

Price under $17                  1,242,399           $16          8

Price $17 or over                  202,695            26          5
                                ----------      --------   ---------
                                 1,445,094           $17          8
                                ==========      ========   =========
Options Exercisable:

Price under $17                    373,100           $15          8

Price $17 or over                  177,320            27          5
                                ----------      --------   ---------
                                   550,420           $19          7
                                ==========      ========   =========

Notes
  to Consolidated Financial Statements
--------------------------------------
At January 31, 1998, 596,294 options with a weighted average exercise price of $21 were exercisable. At February 1, 1997, 354,121 options with a weighted average exercise price of $28 were exercisable.

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period. Restricted shares granted, net of forfeitures, were 91,875, 73,000 and 32,500 in 1998, 1997 and 1996, respectively, and compensation expense was $1.5 million, $2.3 million and $2.5 million in 1998, 1997 and 1996, respectively.

Note 17: Supplementary Information
----------------------------------
Balance Sheet
-------------
Cash equivalents of $37.7 million and $37.6 million at January 30, 1999 and January 31, 1998, respectively, are stated at cost which approximates fair value.

Statement of Consolidated Earnings
----------------------------------
Advertising costs totaled $54.9 million, $61.0 million, and $55.9 million in 1998, 1997 and 1996, respectively. Other Expense (Income) consisted of the following (in thousands):

                             1998        1997        1996
                         ---------   ---------   ---------
Interest income           $(1,730)    $(1,427)    $(1,202)

Restructuring charges       1,950       1,000          --

Royalty income             (1,377)     (2,127)     (2,702)

Amortization
 of intangibles             3,488       1,731       1,551

Environmental charges       2,344          --          --

Other, net                   (198)        371       1,012
                         ---------   ---------   ---------
Total                      $4,477       $(452)    $(1,341)
                         =========   =========   =========

Note 18: Impact of New Accounting Standards
-------------------------------------------
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The statement is effective for the Company beginning fiscal 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in Other Comprehensive Income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet assessed what the impact of SFAS 133 will be on the Company's future earnings or financial position.

Note 19: Condensed Consolidating Financial Information
-------------------------------------------------------
The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% Senior Notes, discussed in Note 9, are unconditionally and jointly and severally guaranteed by certain wholly-owned domestic subsidiaries of the Company. The non-guarantor subsidiaries are predominantly foreign subsidiaries of the Company. Accordingly, condensed consolidating balance sheets as of January 30, 1999 and January 31, 1998, and the related condensed consolidating statements of earnings and cash flows for each of the three years in the period ended January 30, 1999 are provided. These condensed consolidating financial statements have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Management believes that this information, presented in lieu of complete financial statements for each of the guarantor subsidiaries, provides meaningful information to allow investors to determine the nature of the assets held by, and the operations and cash flow of, each of the consolidating groups (in thousands).

------------------------------------------------------------
Condensed Consolidating Balance Sheet as of January 30, 1999
------------------------------------------------------------

                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Assets
------
Current Assets
 Cash and cash
 equivalents   $12,186     $4,738       $28,608    $   --         $45,532

Receivables,
 net            35,779     10,823        21,213        --          67,815

Inventory,
 net            52,458    300,009        22,358     (12,551)      362,274

Other current
 assets        (5,597)     17,456         5,511        4,392       21,762
              --------  ----------  -------------  ------------ ----------

Total Current
 Assets         94,826    333,026        77,690      (8,159)      497,383
              --------  ----------  -------------  ------------ ----------

Other assets    45,723     18,076        11,986        (114)       75,671

Property and
 equipment,
  net           15,156     60,200         6,822          --        82,178

Investment in
 subsidiaries  229,896     38,386         3,811    (272,093)           --
              --------  ----------  -------------  ------------ ----------

Total Assets  $385,601   $449,688      $100,309   $(280,366)     $655,232
              ========  ==========  =============  =========== ===========

Liabilities and
Shareholders'
Equity
---------------
Current
Liabilities
Notes payable  $    --   $     --      $     --   $      --      $     --

Accounts
 payable         5,745     92,943        26,233          --       124,921

Accrued
 expenses       27,145     51,023        15,546      (3,633)       90,081

Income taxes    (5,042)    10,913           564           7         6,442

Current
 maturities
 of long-term
 debt           25,000         --           --           --        25,000
              --------  ----------  -------------  --------     ----------

Total Current
 Liabilities    52,848    154,879        42,343      (3,626)      246,444
              --------  ----------  -------------  ---------    ----------

Long-term debt
 and capitalized
 lease
 obligations   172,031        --             41         (41)      172,031

Other
 liabilities    20,130      (716)           238         (69)       19,583

Intercompany
 payable
 (receivable)  (76,582)    58,029        17,976         577            --

Shareholders'
 equity        217,174    237,496        39,711    (277,207)      217,174
              --------  ----------  -------------  ------------ ----------

Total Liabilities
 and Shareholders'
 Equity       $385,601   $449,688      $100,309   $(280,366)     $655,232
              ========  ==========  =============  =========== ===========

Condensed Consolidating Statement of Earnings for the
Fiscal Year Ended January 30, 1999

                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Net Sales     $262,498  $1,223,024     $326,529   $(273,521)   $1,538,530

Cost of
 goods sold    184,622     752,497      261,592    (273,521)      925,190
              --------  ----------  -------------  ------------ ----------

Gross profit    77,876     470,527       64,937          --       613,340

Selling and
 administrative
 expenses       74,129     425,959       53,426      (1,637)      551,877

Interest
 expense        19,287           5           91          --        19,383

Intercompany
 interest
 (income)
 expense      (14,123)      14,067           56          --            --

Other (income)
 expense, net    (310)         279        2,871       1,637         4,477

Equity in
 (earnings)
 loss of
 subsidiaries (24,829)      (5,980)          --      30,809            --
              --------  ----------  -------------  ------------ ----------

Earnings (Loss)
 Before Income
 Taxes          23,722      36,197        8,493     (30,809)       37,603

Income tax
 provision         (53)    (11,368)      (2,513)         --       (13,934)
              --------  ----------  -------------  ------------ ----------

Net Earnings
 (Loss)        $23,669     $24,829       $5,980    $(30,809)      $23,669
              ========  ==========  =============  =========== ===========


------------------------------------------
Notes to Consolidated Financial Statements
------------------------------------------

Condensed Consolidating Statement of Cash Flow for the
Fiscal Year Ended January 30, 1999

                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Net Cash
 Provided
 (Used) by
 Operating
 Activities    $37,645    $51,971      $(6,925)      $(3,811)     $78,880

Investing
 Activities:
 Capital
 expenditures     (837)   (19,717)      (2,193)           --      (22,747)

Other               13         25            20           --           58
              --------  ----------  -------------  ------------ ----------

Net Cash Used
 by Investing
 Activities       (824)   (19,692)      (2,173)           --      (22,689)

Financing
 Activities:
 Decrease in
 short-term
 notes
 payable       (54,000)        --           --           --       (54,000)

Proceeds from
 issuance of
 common stock      428         --           --          --            428

Dividends
 paid           (7,223)        --           --          --         (7,223)

Intercompany
 financing      34,712    (34,384)      (4,179)        3,851           --
              --------  ----------  -------------  ------------ ----------

Net Cash
 Provided
 (Used) by
 Financing
 Activities    (26,083)   (34,384)      (4,179)        3,851      (60,795)
              --------  ----------  -------------  ------------ ----------

Increase
 (Decrease)
 in Cash and
 Cash
 Equivalents    10,738     (2,105)     (13,277)           40       (4,604)

Cash and Cash
 Equivalents at
 Beginning of
 Period          1,448      6,843        41,885         (40)       50,136
              --------  ----------  -------------  ------------ ----------

Cash and Cash
 Equivalents at
 End of
 Period        $12,186     $4,738       $28,608      $   --       $45,532
              ========  ==========  =============  =========== ===========

Condensed Consolidating Balance Sheet as of January 31, 1998

                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Assets
------
Current Assets
 Cash and cash
 equivalents    $1,448     $6,843       $41,885         $(40)     $50,136

Receivables,
 net            36,244      9,697        31,414           --       77,355

Inventory,
 net            62,543    302,339        29,004      (13,709)     380,177

Other current
 assets          (100)     18,589         7,575        4,798       30,862
              --------  ----------  -------------  ------------ ----------

Total Current
 Assets        100,135    337,468       109,878       (8,951)     538,530
              --------  ----------  -------------  ------------ ----------

Other assets    44,709     17,029        12,088        (112)       73,714

Property and
 equipment,
 net            17,192     58,784         6,768          --        82,744

Investment in
 subsidiaries  233,048     32,406         3,811     (269,265)          --
              --------  ----------  -------------  ------------ ----------

Total Assets  $395,084   $445,687      $132,545    $(278,328)    $694,988
              ========  ==========  =============  =========== ===========

Liabilities and Shareholders' Equity
------------------------------------
Current
 Liabilities
Notes
 payable       $54,000    $    --      $     --    $      --      $54,000

Accounts
 payable         6,911     81,329        30,667           --      118,907

Accrued
 expenses       27,004     44,993        21,693         (499)      93,191

Income taxes     2,157     14,027       (4,189)           --       11,995
              --------  ----------  -------------  ------------ ----------

Total Current
 Liabilities    90,072    140,349        48,171         (499)     278,093
              --------  ----------  -------------  ------------ ----------

Long-term debt
 and capitalized
 lease
 obligations   197,027         --            79          (79)     197,027

Other
 liabilities    20,089        259           399          (69)      20,678

Intercompany
 payable
 (receivable) (111,294)    92,413        22,155       (3,274)          --

Shareholders'
 equity        199,190    212,666        61,741     (274,407)     199,190
              --------  ----------  -------------  ------------ ----------

Total
 Liabilities
 and
 Shareholders'
 Equity       $395,084   $445,687      $132,545    $(278,328)    $694,988
              ========  ==========  =============  =========== ==========

-----------------------------------------------------------------------
Condensed Consolidating Statement of Earnings for the Fiscal Year Ended January 31, 1998
-----------------------------------------------------------------------

                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Net Sales     $256,031  $1,201,078     $369,735    $(259,642)  $1,567,202

Cost of goods
 sold          180,568     755,729      312,051     (259,818)     988,530
              --------  ----------  -------------  ------------ ----------

Gross profit    75,463     445,349       57,684          176      578,672

Selling and
 administrative
 expenses       71,752     412,221       76,954       (1,391)     559,536

Interest
 expense        21,512           9          235           --       21,756

Intercompany
 interest
 (income)
 expense       (15,403)     15,368           35           --           --

Other (income)
 expense,
 net            (4,655)      1,201        1,435        1,567         (452)

Equity in
 (earnings)
 loss of
 subsidiaries   22,622      23,693           --      (46,315)          --
              --------  ----------  -------------  ------------ ----------

Earnings (Loss)
 Before
 Income
 Taxes         (20,365)     (7,143)     (20,975)      46,315       (2,168)

Income tax
 provision        (531)    (15,479)      (2,718)          --      (18,728)
              --------  ----------  -------------  ------------ ----------

Net Earnings
 (Loss)       $(20,896)   $(22,622)    $(23,693)     $46,315     $(20,896)
              ========  ==========  =============  =========== ===========

------------------------------------------------------
Condensed Consolidating Statement of Cash Flow for the
Fiscal Year Ended January 31, 1998
------------------------------------------------------


                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Net Cash
 Provided
 (Used) by
 Operating
 Activities    $23,891    $29,544       $(1,590)      $6,839      $58,684

Investing
  Activities:
Capital
 expenditures   (2,512)   (17,530)       (1,685)          --      (21,727)

Other              386          8             7           --          401
              --------  ----------  -------------  ------------ ----------

Net Cash Used
 by Investing
 Activities     (2,126)   (17,522)       (1,678)          --      (21,326)

Financing
 Activities:
Decrease in
 short-term
 notes
 payable        (8,000)        --             --          --       (8,000)

Debt issuance
  costs          (678)         --             --          --         (678)

Repayments of
 long-term
 debt           (2,000)        --             --          --       (2,000)

Proceeds from
 issuance of
 common
 stock              93         --             --          --           93

Dividends
 paid          (15,323)        --             --          --      (15,323)

Intercompany
 financing       5,721    (11,489)       14,846       (9,078)          --
              --------  ----------  -------------  ------------ ----------

Net Cash
 Provided
 (Used) by
 Financing
 Activities    (20,187)   (11,489)       14,846       (9,078)     (25,908)
              --------  ----------  -------------  ------------ ----------

Increase
 (Decrease) in
 Cash and Cash
 Equivalents     1,578        533        11,578       (2,239)      11,450

Cash and Cash
 Equivalents at
 Beginning of
 Period          (130)      6,310        30,307        2,199       38,686
              --------  ----------  -------------  ------------ ----------

Cash and Cash
 Equivalents at
 End of Period $1,448      $6,843       $41,885       $(40)       $50,136
              ========  ==========  =============  =========== ===========

------------------------------------------
Notes to Consolidated Financial Statements
------------------------------------------


Condensed Consolidating Statement of Earnings for the
Fiscal Year Ended February 1, 1997

                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Net Sales     $254,764 $1,155,158      $401,222   $(286,092)   $1,525,052

Cost of goods
 sold          179,403    741,203       323,923    (286,241)      958,288
              --------  ----------  -------------  ------------ ----------
Gross profit    75,361    413,955        77,299          149      566,764

Selling and
 administrative
 expenses       72,660    385,320        64,768      (1,195)      521,553

Interest
 expense        18,897        235           195          --        19,327

Intercompany
 interest
 (income)
 expense       (14,097)    14,131           (34)         --            --

Other
 (income)
 expense, net   (4,393)       153         1,555        1,344       (1,341)

Equity
 in (earnings)
 of
 subsidiaries  (17,075)   (8,556)            --       25,631           --

              --------  ----------  -------------  ------------ ----------

Earnings
 (Loss) Before
 Income Taxes   19,369     22,672        10,815     (25,631)       27,225

Income tax
 (provision )
 benefit           946     (5,597)       (2,259)         --        (6,910)
              --------  ----------  ------------   ----------  -----------
Net Earnings
 (Loss)        $20,315    $17,075        $8,556    $(25,631)      $20,315
              ========  ==========  =============  =========== ===========

Condensed Consolidating Statement of Cash Flow for the
Fiscal Year Ended February 1, 1997

                        Guarantor   Non-Guarantor              Consolidated
                Parent Subsidiaries Subsidiaries  Eliminations    Totals
              --------  ----------  -------------  ------------ ----------
Net Cash
 Provided
 (Used) by
 Operating
 Activities   $(24,421)   $27,197        $4,595     $(4,101)       $3,270

Investing
 Activities:
 Capital
 expenditures   (1,551)   (17,338)       (2,155)         --       (21,044)

Other            1,387          4            23          --         1,414
              --------  ----------  -------------  ------------ ----------

Net Cash Used by
 Investing
 Activities       (164)   (17,334)      (2,132)          --       (19,630)

Financing Activities:
 Decrease in
 short-term notes
 payable       (50,000)        --           --           --       (50,000)

Debt issuance
 costs          (3,714)        --           --           --        (3,714)

Repayments of
 long-term debt (8,450)        --           --           --        (8,450)

Proceeds from
 issuance of
 long-term
 debt          100,000         --           --           --       100,000

Proceeds from
 issuance of
 common stock      108         --           --            --          108

Dividends paid (17,956)        --           --           --       (17,956)

Intercompany
 financing       4,758    (12,519)        1,461        6,300           --
              --------  ----------  -------------  ------------ ----------

Net Cash
 Provided
 (Used) by
 Financing
 Activities     24,746    (12,519)        1,461        6,300       19,988
              --------  ----------  -------------  ------------ ----------

Increase
 (Decrease)
 in Cash and
  Cash
 Equivalents       161     (2,656)        3,924       2,199         3,628

Cash and Cash
 Equivalents at
 Beginning of
 Period           (291)     8,966        26,383          --        35,058
              --------  ----------  -------------  ------------ ----------
Cash and Cash
 Equivalents at
 End of
 Period          $(130)    $6,310       $30,307       $2,199      $38,686
              ========  ==========  =============  =========== ===========



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

The Audit Committee of Brown Group's Board of Directors comprised four outside directors in 1998. The Committee meets regularly with the Company's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

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



/s/ Ronald A. Fromm                /s/ Harry E. Rich
-----------------------            -----------------------
Chief Executive Officer            Chief Financial Officer


----------------------------
Report of Ernst & Young LLP,
Independent Auditors
----------------------------

Shareholders and Board of Directors
Brown Group, Inc.

We have audited the accompanying consolidated balance sheets of Brown Group, Inc. as of January 30, 1999 and January 31, 1998, and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Group, Inc. at January 30, 1999 and January 31, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1998 the Company changed its method of accounting for the costs of computer software developed or obtained for internal use.

/s/ Ernst & Young, LLP
----------------------
St. Louis, Missouri
March 4, 1999


------------------------------------------
Supplementary Financial Information
SELECTED QUARTERLY INFORMATION (Unaudited)
------------------------------------------

Following is a summary of selected quarterly information (in thousands except per share amounts) for fiscal years ended January 30, 1999 and January 31, 1998.

                                             Quarters
                           ----------------------------------------------
                              First      Second      Third       Fourth
                           ----------  ----------  ----------  ----------
                           (13 Weeks)  (13 Weeks)  (13 Weeks)  (13 Weeks)
1998
Net Sales                   $402,309    $383,618    $411,976    $340,627
Gross Profit                 155,324     154,002     163,754     140,260
Net Earnings                   3,871       4,295      12,898       2,605
Per Share of Common Stock:
  Net Earnings - Basic      $    .22    $    .24    $    .73    $    .15
  Net Earnings - Diluted         .22         .24         .72         .14
  Dividends Paid                 .10         .10         .10         .10
  Market Value:
        High                      16      19 7/8      16 7/8      18 7/8
        Low                   14 1/4      15 7/8      12 7/8      15 7/8
                           ----------  ----------  ----------  ----------

1997
Net Sales                   $391,815    $378,823    $433,886    $362,678
Gross Profit                 145,833     146,236     155,830     130,773
Net Earnings (Loss)            1,542       3,530     (13,323)    (12,645)
Per Share of Common Stock:
  Net Earnings (Loss) - Basic   $.09        $.20       $(.76)      $(.72)
  Net Earnings (Loss) - Diluted  .09         .20        (.76)       (.72)
  Dividends Paid                 .25         .25         .25         .10
  Market Value:
       High                   17 3/4          20      18 3/8      16 1/2
       Low                    15 5/8      15 3/4      14 7/8      12 3/4
                           ----------  ----------  ----------  ----------



Note 1: Results for 1997 include an aftertax charge of $31.0 million for the restructuring of the Pagoda International marketing division. The net effect on the quarterly results of fiscal 1997 is $21.0 million in the third quarter and $10.0 million in the fourth quarter.

Directors' and Officers' Liability Insurance: The New York Business Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1998, the Company purchased, for a three-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group and National Union Fire Insurance Company. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Group, Inc. and its subsidiary companies. The policy premium for a three-year term is $312,000. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

---------------------------------
Leadership
Operating Executives and Officers
---------------------------------

Executive Management
--------------------

Ronald A. Fromm*
Chairman of the Board,
President, Chief Executive
Officer and President--
Brown Shoe Company

Brian C. Cook*
Executive Vice President and
President--Famous Footwear

Gary M. Rich*
President, Pagoda division

Harry E. Rich*
Executive Vice President and
Chief Financial Officer

David H. Schwartz*
President, Brown Shoe Sourcing
division

Gregory J. Van Gasse*
President, Brown Branded
division

Officers and
Operating Management
--------------------

James W. Anderson
Vice President--Finance,
Pagoda division

Theodore L. Anderson*
Senior Vice President--
Retail Sales and Operations,
Famous Footwear

Carl H. Bengtson
Senior Vice President--Latin
American/European Operations,
Brown Shoe Sourcing division

Donald L. Damask
Senior Vice President--
Marketing, Brown Branded
division

William A. Dandy*
Senior Vice President--
Marketing, Famous Footwear

Earl B. Fischer
Vice President--Information
Systems, Famous Footwear

Robert D. Gibbs
Vice President--Distribution,
Brown Shoe Company

Kenneth W. Gilbertson
President--Canada Wholesale
division

Charles C. Gillman*
Senior Vice President and
Director--Far East Operations,
Brown Shoe Sourcing division

Dennis F. Hadican
Vice President and General
Manager--Westport,
Pagoda division

David E. Hanebrink
Vice President and General
Manager--Men's, Boys' and
Athletic, Pagoda division

Janet M. Hardyman
Vice President--Human
Resources, Famous Footwear

Richard P. Kuether
Vice President--Logistics,
Famous Footwear

J. Martin Lang*
Senior Vice President and
Chief Financial Officer,
Famous Footwear

Sherman H. Lasser
Senior Vice President--Sales,
Brown Branded division

Byron D. Norfleet*
Senior Vice President and
General Manager--Naturalizer
Retail division

Robert D. Pickle
Vice President, General Counsel
and Corporate Secretary

Sharon L. Poston
Vice President and General
Manager--Naturalsport,
Brown Branded division

James E. Preuss
Director--Human Resources,
Brown Shoe Company

Richard T. Price
Vice President--Management
Information Systems, Brown
Shoe Company

James M. Roe*
Senior Vice President--
Real Estate, Famous Footwear

Andrew M. Rosen*
Senior Vice President and
Treasurer

Daniel F. Ruderer
Vice President--Store Design
and Visual Merchandising,
Famous Footwear

Jeff N. Sanders
Senior Vice President and
General Manager--Life Stride,
Brown Branded division

Mark J. Schauster
Senior Vice President and
Director of Product Development,
Brown Branded division

Richard C. Schumacher*
Vice President and Controller

Paul M. Shapiro
Vice President and General
Manager--Children's and
Children's Better Brands,
Pagoda division

Alan A. Silverstein
Senior Vice President--
Women's, Pagoda division

Mary Sylvia Siverts
Vice President--Public Affairs

Robert E. Stadler, Jr.
Vice President--Finance and
Operations, Brown Shoe
Company

Jean Guy Vaudry
President--Canada Retail
division

George J. Zelinsky*
Senior Vice President and
General Merchandise Manager,
Famous Footwear

Spencer E. Zimmerman
Senior Vice President and
General Manager--Naturalizer,
Brown Branded division


* Member of the Company's
  Operating Committee

---------------
Board
  of Directors
--------------

Ronald A. Fromm (1)
-------------------
Chairman of the Board,
President and
Chief Executive Officer

B. A. Bridgewater, Jr.
----------------------
Retired Chairman of the Board

Joseph L. Bower (3,4)
---------------------
Donald Kirk David Professor,
Chairman of Doctoral Programs
and Director of Research,
Harvard Business School

Julie C. Esrey (2,4)
--------------------
Director of various organizations

Richard A. Liddy (1,2,4)
------------------------
Chairman of the Board, President
and Chief Executive Officer,
GenAmerica Corporation

John Peters MacCarthy (2,3)
---------------------------
Retired Chairman of the Board
and Chief Executive Officer,
Boatmen's Trust Company

John D. Macomber
----------------
Director of various corporations

William E. Maritz
-----------------
Chairman of the Board and
former Chief Executive Officer,
Maritz Inc., a motivation, travel,
training, communications and
marketing research services
company

General Edward C. Meyer
-----------------------
Retired Chief of Staff of the
U.S. Army and international
business consultant

Harry E. Rich (1)
-----------------
Executive Vice President and
Chief Financial Officer

Jerry E. Ritter (1,3,4)
-----------------------
Chairman, Clark Enterprises,
Inc., operator of the Kiel Center
Entertainment Complex and the
St. Louis Blues Hockey Club


Effective May 27, 1999: *
------------------------
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Governance and
    Nominating Committee

*  Upon the retirements of Messrs.
   Bridgewater, Macomber, Maritz and
   Meyer from the Board of Directors

---------------
Investor
    Information
---------------

Corporate Headquarters
----------------------
Brown Group, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105-3693

Mailing Address:
Post Office Box 29
St. Louis, Missouri 63166-0029

Telephone: (314) 854-4000
Fax: (314) 854-4274
E-mail: info@browngroup.com

Internet Address
----------------
http://www.browngroup.com

Annual Meeting
--------------
11:00 a.m. Central Time
Thursday, May 27, 1999
Brown Group, Inc.
Corporate Headquarters

Number of Employees
-------------------
11,000


Stock Listed
------------
Brown Group stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (ticker symbol BG).

Number of Shareholders
of Record
----------------------
6,800

Independent Auditors
--------------------
Ernst & Young LLP
St. Louis, Missouri

Transfer Agent/Registrar/
Dividend Disbursing Agent
-------------------------
First Chicago Trust Company
    of New York
Post Office Box 2500
Jersey City, NJ 07303-2500
(201) 324-0498 or (800) 446-2617
Internet: http://www.fctc.com
E-mail: fctc@em.fcnbd.com


Dividend Reinvestment Plan
--------------------------
The Dividend Reinvestment Plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash. For a prospectus and enrollment form, contact
First Chicago Trust Company.

Direct Deposit of Dividends
---------------------------
Registered shareholders may have
their quarterly dividend checks
deposited directly to their bank
accounts. For more information or
to request an enrollment form, contact
First Chicago Trust Company.

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

By calling or writing: You can also
request that any of these materials be
mailed to you at no charge by calling
or writing:

Brown Group, Inc.
Investor Relations
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000

-
On May 27, 1999, shareholders will vote on a proposal recommended by the Board of Directors to change the name of the company to Brown Shoe Company, Inc.
-

                               Famous Footwear

                                 Naturalizer

                                Life Stride

                                Naturalsport

                                Dr. Scholl's

                                   Disney

                                Buster Brown

                                   Barbie


                               Brown Group,Inc.
8300 Maryland Avenue, Post Office Box 29, St. Louis, Missouri 63166-0029