Form 10-K405, Exhibit 13
period 2000-01-29
BROWN SHOE CO INC/
filed 2000-04-19
CIK 14707

                                   [PHOTO]





                        BROWN SHOE ANNUAL REPORT 1999

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                        Come on in. We're Brown Shoe.





-----------------------------------------------------------------------------
WE'RE DIFFERENT. WE'RE DYNAMIC. WE'RE CHANGING. WE'RE THE LEADER IN FOOTWEAR. WITH 1,350 RETAIL STORES, WE ARE THE NO. 1 RETAILER OF BRAND NAME, VALUE-PRICED SHOES FOR THE ENTIRE FAMILY. THROUGH OUR WHOLESALE BUSINESS, WE DELIVER SOME 65 MILLION PAIRS OF GREAT LOOKING, GREAT FEELING SHOES FOR WOMEN, MEN AND CHILDREN TO THE MARKETPLACE IN THE UNITED STATES AND CANADA.
-----------------------------------------------------------------------------

                                     [LOGO]

SALES
                                   [GRAPH]

A Famous Footwear 58%
B Brown Shoe Wholesale 30%
C Naturalizer Retail 12%

                               EARNINGS PER SHARE

                                          1.96
                                       ----------

                           ----------
                              1.32

                 (1.19)
              ------------

                 1997         1998         1999

FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)     FISCAL YEAR 1999     FISCAL YEAR 1998    FISCAL YEAR 1997<F*>
------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                               $1,592,532           $1,538,530          $1,567,202
Net earnings (loss)                                         35,501               23,669             (20,896)

PER SHARE OF COMMON STOCK:
Diluted net earnings (loss)                                   1.96                 1.32               (1.19)
Dividends paid                                                 .40                  .40                 .85
Shareholders' equity                                         13.69                11.95               11.04

FINANCIAL POSITION:
Total assets                                               650,338              655,232             694,988
Working capital                                            270,005              250,939             260,437
Shareholders' equity                                       249,945              217,174             199,190
Return on beginning shareholders' equity                     16.3%                11.9%               (8.8%)
Current ratio                                                2.2:1                2.0:1               1.9:1

------------------------------------------------------------------------------------------------------------------

<F*>  Fiscal 1997 includes aftertax restructuring charges and operating losses of $45.6 million related to the Company's Pagoda International marketing division, and a $1.5 million aftertax loss on the sale of the Famous
      Fixtures division of Famous Footwear.
------------------------------------------------------------------------------------------------------------------

RONALD A. FROMM, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                   [PHOTO]


DEAR FELLOW INVESTORS: Progress sums it up. For Brown Shoe, 1999 was a year of visible progress both operationally and financially, a year in which we acted boldly, built on our successes, aggressively competed in the marketplace, and positioned the company for continued growth in sales and profitability.
    Famous Footwear, the company's largest division with 867 stores at year-end, delivered yet another record year for our shareholders, capturing operating earnings of $54 million. Our Brown Pagoda division, which sells footwear primarily to the mass market, also posted a record year. Equally important, we're successfully positioning our flagship Naturalizer brand to attract a younger, more compelling target customer. This positioning will benefit Naturalizer Retail as we go forward. We also took steps to revitalize our LifeStride brand to fit with today's more casual workplace, and are excited about this line for 2000.

CHAIRMAN'S LETTER CONTINUED



In addition, we delivered impressive financial results:
-- Earnings per share of $1.96 rose 48 percent from year-ago results of $1.32.
-- Return on equity increased to 16.3 percent, a significant improvement over the 11.9 percent recorded in 1998.
--  Cash flow from operations was strong at $39.1 million.
-- The year closed with a strengthened balance sheet as the net debt-to-capital ratio improved to 35.6 percent, versus 41.1 percent last year.

FOCUSED ON OPPORTUNITIES TO CREATE GROWTH. We enter fiscal 2000 with increasing confidence that the groundwork we've laid will allow us to achieve growth across all divisions. Our goal is to make Brown Shoe the leading company in the footwear industry, with performance that continues to win market share and delivers annual earnings growth in excess of 15 percent.
    You see, we have a unique combination at Brown Shoe. We have our high-performing Famous Footwear retail chain that, while generating record profits, is strategically positioned for significant expansion. Our wholesale divisions are each earning better shelf space, and are poised to further increase their market share now. And Brown Shoe's financial strength affords us the ability to invest in dynamic merchandising and marketing programs. More importantly, our operating expertise--from shoe design to the retail floor--provides insights to identify emerging footwear trends, so we can deliver fashion-right shoes, in the hottest styles--styles consumers want right now.

FAMOUS FOOTWEAR. Today, our Famous Footwear chain is the No. 1 source of brand name, value-priced footwear for the entire family. The chain's buying power, access to top brands, state-of-the-art marketing, merchandising and distribution systems, and sales and profit record make it "best of class."
    In 1999, Famous Footwear delivered outstanding performance--a 14.4 per-cent increase in operating earnings and a 7.7 percent increase in sales--making 1999 another year of record sales and earnings.
    Famous Footwear is on track for continued growth. We plan to open 80 to 90 new stores during 2000. Our new stores are slightly larger, and relatively more profitable than the existing store base. At the same time, we will continue our successful strategy of closing approximately one under-performing store for every two stores we open. This strategy increases both total square footage and sales per square foot: in 1999, Famous Footwear opened 77 new stores and closed 37--achieving increases of 5.3 and 4.2 percent for total square footage and sales per square foot, respectively. Together with stable gross margin rates and aggressive expense control, this process contributed to a 30 basis point rise in operating margin to 5.8 percent, from 5.5 percent in 1998 and 4.6 percent in 1997.

name brands


nike adidas skechers reebok rockport new balance naturalizer keds steve madden k-swiss nunn bush timberland connie bandolino buster brown westies aerosoles esprit vans dr. martens white mountain nine west marquise ny lugz wolverine caterpiller converse avia basswood hush puppies nicole dexter street cars mia eastland fila florsheim stacy adams tommy hilfiger premier candie's mootsie tootsie

FAMOUS FOOTWEAR IS THE LARGEST RETAILER OF BRAND NAME, VALUE-PRICED FOOTWEAR FOR THE ENTIRE FAMILY #1

FAMOUS FOOTWEAR: A 20-YEAR HISTORY OF GROWTH
As the leading retailer of brand name, value-priced footwear for the family, our 867-store Famous Footwear chain attains levels of performance that make it "best of class." Sales increased 7.7 percent over 1998, and 27 percent since 1995. Operating profits reached $54 million, up 14.4 percent from 1998 and 155 percent since 1995. Sales per square foot continue to increase, up
4.2 percent over last year, and 15 percent since 1995.

CHAIRMAN'S LETTER CONTINUED



    The culture of Famous Footwear demands excellence in execution, and we'll get even better in 2000. It all starts with the power of our branded offering across all types of footwear, and the ability to anticipate shifting consumer preferences. At Famous Footwear, we're meeting those preferences with highly developed merchandising systems that flow product, store-by-store, filling each location's demand for the "hottest" shoes.
    Our strategy also demands we increase sales in our highest-performing stores. In 1999, we tested a new merchandising/marketing program in select markets. It employed our extensive database and powerful systems technology to select and price the right products, and execute targeted advertising and store display programs that pull customers into our stores. Pilot markets saw double-digit increases in store sales. In 2000, this program rolls out to other key markets. In summary, we expect Famous Footwear to continue to be Brown Shoe's main earnings driver.

BROWN BRANDED DIVISION. Brown Branded, which markets our women's brands to department stores and specialty footwear stores, made substantial progress in revitalizing Naturalizer and LifeStride in 1999. Our charge is to build Naturalizer's momentum while broadening LifeStride--improving market share for both. With Naturalizer, we're pulling a younger customer to the brand. And at LifeStride, we've entered the office casual footwear segment.

    Key to the Naturalizer strategy was launching a dynamic "image" campaign in Fall 1999 that captured the fashion appeal and new designs of this footwear. In this report you'll see examples of the bold, new images that are appearing in fashion magazines, department stores and our own Naturalizer specialty stores. We believe that Naturalizer's 24 percent growth in major department stores for the Fall season validates our progress.
    Ultimately, the Naturalizer brand can support additional product categories through licensing, more in-store shops for our many department store accounts, and a revitalized specialty store chain--making Naturalizer truly a mega-brand.
    Equally ambitious plans exist for LifeStride. LifeStride is the No. 1 unit-volume dress brand in department stores, and it dominates the under $40 price zone. While the dress shoe market is shrinking as the workplace embraces "business casual," we see a compelling opportunity for LifeStride. We've added a strong business casual component. In fact, in 2000, casual and tailored shoes will represent about 45 percent of the line. Early orders indicate that the consumer's trust in LifeStride translates well to casual footwear, and we expect to increase market share in 2000 and beyond.
    We recognize while a new face for our brands is important, ultimately consumers respond to great product. In early 1999, we reengineered our shoe styling process to better anticipate shoe fashion trends and quicken our time to market.

REVITALIZING OUR BRANDS We've revitalized and repositioned our Naturalizer women's footwear brand to meet consumer preference for great looking, more casual shoes. European design distinguishes both dress and casual styles. Today, dress/tailored shoes are 40 percent of Naturalizer's sales, down from 50 percent two years ago. Two years ago, the average Naturalizer customer was over age 55, today our in-store research indicates she is 44.


                                   [PHOTO]

                                repositioning

                  A NEW FASHION FOCUS IN OUR FLAGSHIP BRAND

                                 DRESS TODAY

                                   [PHOTO]


                                 CASUAL TODAY

CHAIRMAN'S LETTER CONTINUED




From our style center in Florence, Italy, we capture European influences, elements like heel shapes and fabrics--before they appear at retail--and electronically send them to our line-builders in the U.S. who blend them with the latest U.S. fashion trends. This is just one step in a new process that is shortening the product design cycle by some 30 percent.

NATURALIZER RETAIL STORES. While the consumer is seeing and buying the new Naturalizer styles in department stores, our 486-store Naturalizer Retail division still struggled in 1999. Sales were flat versus 1998 and same-store sales declined by about 4 percent. As a result, the chain incurred an operating loss of $3.7 million. We regard this performance as unacceptable, and have aggressive plans in place for achieving operating improvement.
     At the heart of our turn-around strategy is our fashion-right product and our bold image campaign. By placing fresh product and eye catching displays in our stores every 4 to 6 weeks, we plan on driving sales gains. We'll also improve productivity through a better mix of retail locations. In 2000, we will close about 25 of our poorest performing stores. At the same time, we'll open some 25 new concept stores in the "right places," with the "right look" that exudes the new Naturalizer image. While the chain is still in the early stages of transition to a fashion-driven specialty retailer, we expect to see improved operating results and increased same-store sales during the coming year.

BROWN PAGODA DIVISION. Brown Pagoda achieved a 34 percent increase in operating earnings to post a record year. We're also proud to announce that this division was named Wal-Mart's footwear "Supplier of the Year," and we continue to win accolades as the leading outside supplier to Payless ShoeSource.
    Buster Brown & Co., our kids' group, had an outstanding year. Our premier licenses, Barbie and Star Wars, were big winners. Sales of Barbie footwear, designed for girls ages 2 to 8, again doubled, and we sold an impressive 4.2 million pairs of Star Wars shoes.
    We continue to sign the best licenses and develop footwear that captures the imagination of young consumers and their moms. For 2000, we have several exciting license agreements in place. We'll launch a Sammy Sosa line of kids' athletic and baseball shoes, and we'll offer lines featuring the popular
Digimon: Digital Monsters, NASCAR Racers, and Rugrats characters.
    Introduced in 1904, Buster Brown was our first real shoe brand. Since many parents grew up wearing Buster Brown, they know and trust it. In 2000, we plan to support this brand with a national magazine advertising campaign featuring kids and their dogs with the "Let's grow up together" theme.
    Also in 2000, we'll roll out a new co-branding strategy that places our Buster Brown & Co. name on all our children's shoes. Packaging for our Barbie shoes, for example, will inform parents that Barbie shoes are made by Buster Brown & Co., with its pledge of quality.

VOLUME

MASS MARKET RETAIL POWER





                                   [PHOTO]




GROWTH AT MASS MARKET Mass market merchandisers are the hottest growing segment for shoe sales today. And Brown Shoe has become the leading outside supplier of footwear to two of the largest--Wal-Mart and Payless ShoeSource. We're partnering with these and other leading retailers to bring their customers well-made, great-looking shoes at affordable prices.

                                   [PHOTO]

CHAIRMAN'S LETTER CONTINUED



    Equally successful is Brown Pagoda's adult footwear business. We set the industry standard for product development, speed to market, quality, and ability to meet customers' delivery needs. Our licensed Dr. Scholl's brand, for example, a top seller at mass market, had an 11 percent sales increase over 1998.

E-SHOES + ABILITY TO DELIVER = E-GROWTH. As we enter the 21st century, we believe that business-to-business, e-commerce provides an opportunity to competitively differentiate Brown Shoe with retailers. To that end, we've launched the most comprehensive e-commerce site in our industry. www.brownshoeonline.com allows our retail partners to check inventory, place orders, track arrivals, and much more. This investment already is paying off for both Brown Shoe and its customers, as retail users have increased their order volume with us by 13 percent since its implementation.
    Phase II of this system, e-direct, allows retailers to "make the sale" even when out-of-stock on a shoe: the retailer collects payment, and e-direct ships it from our warehouse to her home.
    Also in 1999, we launched the Naturalizer consumer site www.naturalizeronline.com. Here, consumers can browse our selection by style or by size, and directly order their favorite shoes, confident that their selection will carry Naturalizer's fit and comfort features. Plus, we're partnering with Nordstrom.com to offer a Naturalizer boutique on its web site.

IN CONCLUSION. As Chairman of Brown Shoe, I'm obviously proud of the visible progress that was achieved in 1999. I am more pleased to tell you there is a new sense of urgency and a renewed passion to win that characterize our management's outlook. Our employees and business partners also deserve much credit for embracing this enthusiasm. They continue to do a terrific job for your company.
    In light of our improved performance and encouraging prospects, we are obviously disappointed with the earnings multiple and price of our stock. That said, we continue to focus on growing sales and earnings and on building a compelling business. We believe that Wall Street will come to recognize the progress we've made, and will eventually reward us with a proper multiple.
    As you know, in 1999 we changed our name back to Brown Shoe Company. It was a move that reflected our 122-year heritage in shoes, but more importantly, it reflects our commitment to becoming the best performing company in the footwear industry--the Leader in Footwear.

Thank you for your continuing support.


/s/ Ron Fromm


RONALD A. FROMM, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

EXECUTIVE MANAGEMENT TEAM



                                   [PHOTOS]



GREGORY J. VAN GASSE                 BRIAN C. COOK
President, Brown Branded Division    Executive Vice President
                                     and President, Famous Footwear

GARY M. RICH                         DAVID H. SCHWARTZ
President, Brown Pagoda Division     President, Brown Sourcing Division


107 YEARS OF FOOTWEAR INDUSTRY EXPERIENCE Our Executive Management Team is the best. Brian Cook celebrates his 20th year as president of Famous Footwear, a chain that has grown from 14 to 867 stores under his leadership. Gary Rich led Brown Pagoda to yet another record year in 1999. Dave Schwartz has built a sourcing organization that not only delivers 65 million pairs of shoes a year, but also consistently earns customer quality awards. Greg Van Gasse joined us in 1998 and, as you'll see, brings us a new level of brand marketing.

consumer driven

                                 [LOGO]


-------------------------------------------------------------------------------
FAMOUS FOOTWEAR IS A DESTINATION. Whether you know us as Famous Footwear, Factory Brand Shoes or Supermarket of Shoes, our 867 stores all deliver great brands at great prices. One out of every 10 families shops us for back-to-school shoes each year. They come for brands--Famous Footwear is among the top retailers for Nike, Timberland, Naturalizer, Rockport, Keds and Buster Brown. They come for value--leading brands at great discounts. They come for convenience--our stores are located in neighborhood shopping centers, regional and outlet malls, wherever families want to shop. And they come because it's fun to shop our stores.

FASHION TRENDS ARE OUR BUSINESS.  Unlike athletic and other specialty footwear stores, Famous Footwear responds season-by-season, market-by-market, and store-by-store to changes in consumer trends. 1999 was the year of junior-casual brands. We had the "hottest" new brands like--Steve Madden, Mia and Skechers.
-------------------------------------------------------------------------------

                                   [PHOTO]

                                   [PHOTO]





FAMOUS FOOTWEAR.  America's #1 choice for value-priced, branded family shoes.

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]





                       FAMOUS FOOTWEAR.  The best brands at the best prices.

                                   [PHOTO]
                                                                  brand driven

                                    [LOGO]


-----------------------------------------------------------------------------
THERE'S A REVOLUTION HAPPENING AT NATURALIZER. Long recognized as the best-fitting, most comfortable women's shoes, today's Naturalizer has forward-styling and an energized attitude. Customers can't help but notice us with our bold new "image" graphics and younger styles. Launched in Fall 1999, the new image campaign can be seen in department stores, our Naturalizer concept stores, and in magazine advertising.

NATURALIZER RETAIL. We're focused hard on revitalizing our 486-store chain of Naturalizer stores. An aggressive direct mail program of catalogs, dramatic in-store presentations, and great looking shoes, are pulling in new, younger customers to our Naturalizer stores.

LIFESTRIDE. You probably didn't know that LifeSride is the number one selling brand at $29.99 in department stores today. No longer just your classic pump, LifeStride appeals to customers who crave fashion and buy shoes to "make" the outfit.
-----------------------------------------------------------------------------

                                   [PHOTO]

                                   [PHOTO]





BRAND IMAGE.  New, bold, in-store graphics and advertising.

                                   [PHOTO]





                                      NATURALIZER.  Grab life by the straps.

                                   [PHOTO]

                                   [PHOTO]





                                          Got the Pack?  Get the Mule.  [LOGO]

                                   [PHOTO]





ORIGINAL DR. SCHOLL'S.  Recognized worldwide.

                                                               market driven

                                    [LOGO]


------------------------------------------------------------------------------
BUSTER BROWN & CO. is the kids' division of Brown Shoe, that sells branded, licensed and private label kids' shoes. Kids love shoes that feature their favorite cartoon or sports hero. Starting in summer 2000, we will launch an exciting program to co-brand these kids' shoes with the Buster Brown & Co. name and pledge of quality. There isn't a label that means more to moms than Buster Brown, and this brand soon will be featured in a national magazine advertising program, "Let's grow up together."

BARBIE SHOES have become one of our strongest licensed brands in kids' footwear. In 1999, we doubled our sales of Barbie shoes by expanding the line to include shoes that are fashion-right for girls ages 2 to 8.
------------------------------------------------------------------------------

                                   [PHOTO]





                                                        [LOGO]
                                                        branded shoes

                                   [PHOTO]

                                   [PHOTO]





                                             Let's grow up together.  [LOGO]

                                   [PHOTO]





SOSA AND DIGIMON.  Power brands for active kids.

                                   [PHOTO]

BROWN SHOE DIVISIONS

                                    [LOGO]


------------------------------------------------------------------------------


                                RETAIL STORES
------------------------------------------------------------------------------

FAMOUS FOOTWEAR

                    [PHOTO]                            [LOGOS]


------------------------------------------------------------------------------
NATURALIZER RETAIL DIVISION

                    [PHOTO]                             [LOGO]


------------------------------------------------------------------------------
BROWN SHOE COMPANY OF CANADA, LTD.--RETAIL DIVISION

                    [PHOTO]                            [LOGOS]
------------------------------------------------------------------------------

                                                        BROWN SHOE DIVISIONS

                    T H E  L E A D E R  I N  F O O T W E A R(TM)
------------------------------------------------------------------------------


                             WHOLESALE MARKETERS
------------------------------------------------------------------------------

------------------------------------------------------------------------------
BROWN BRANDED DIVISION


                                   [LOGOS]
                      -------------------------------


------------------------------------------------------------------------------
BROWN PAGODA DIVISION

                                   [LOGO]
                      -------------------------------


                                   [LOGOS]
                      -------------------------------



------------------------------------------------------------------------------
BROWN SOURCING DIVISION

------  -----   ---------  ---------   ------  -----  ------
TAIWAN  CHINA   HONG KONG  INDONESIA   BRAZIL  ITALY  MEXICO
------  -----   ---------  ---------   ------  -----  ------



------------------------------------------------------------------------------
BROWN SHOE COMPANY OF CANADA, LTD.--
WHOLESALE DIVISION

                                    [LOGO]
------------------------------------------------------------------------------

BRANDS AND STORES

-------------------------------------------------------------------------------------------------------------------
FOOTWEAR RETAIL STORES

                                                                                  NUMBER OF STORES
                                                                    -----------------------------------------------
                                                                    1999      1998     1997      1996<F*>   1995
-------------------------------------------------------------------------------------------------------------------
FAMOUS FOOTWEAR  Family footwear stores that feature
"brand names for less," located in shopping centers, regional
malls and outlet centers in the U.S.                                 867       827      815        794       814
===================================================================================================================

NATURALIZER  Stores selling the Naturalizer and Naturalsport brands of women's footwear, located in regional malls and
outlet centers in the U.S. and Canada.                               486       462      464        462       424
===================================================================================================================

<F*>  Reflects the transfer of 40 Naturalizer outlet stores from the Famous
      Footwear division to the Naturalizer Retail division

------------------------------------------------------------------------------
FOOTWEAR BRANDS

WOMEN'S
AirStep
Basswood
Connie
Connie Too
Dr. Scholl's <F1>
Fanfares
Larry Stuart Collection
LifeStride
LS Studio
Maserati
Naturalizer
Naturalsport
NightLife
Original Dr. Scholl's <F1>
Penaljo
Tx Traction

CHILDREN'S
Airborne
Basswood
Barbie <F2>
Buster Brown
Digimon: Digital Monsters <F3>
Hello Kitty <F4>
LiveWires
Nascar Racers <F3>
Rugrats <F5>
Sammy Sosa <F6>
Star Wars <F7>
The Land Before Time <F8>
Treats

MEN'S AND ATHLETIC
AirStep
Basswood
Big Country
Brown Shoe
Dr. Scholl's <F1>
Jean Pier Clemente
le coq sportif <F9>
Nature Sole
Penn <F10>
Regal
Tx Traction

As denoted, these brands are the
registered trademarks of, and are
under license from:

[FN]
<F1>   Schering-Plough Healthcare
       Products, Inc.
<F2>   Mattel, Inc.
<F3>   Saban Consumer Products
<F4>   Sanrio, Inc.
<F5>   MTV Networks
<F6>   K.K.S.M. Inc.
<F7>   Lucasfilm, Ltd.
<F8>   Universal Studios
<F9>   LCS International B.V.
<F10>  Head Sport AG

All other brands are registered trade-
marks of Brown Shoe Company, Inc.
------------------------------------------------------------------------------

                                                          FINANCIAL STATEMENTS


-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION 54

FIVE-YEAR SUMMARY OF KEY FINANCIAL INFORMATION 58

CONSOLIDATED FINANCIAL STATEMENTS 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 63

REPORTS ON FINANCIAL STATEMENTS 79

SUPPLEMENTARY FINANCIAL INFORMATION 80

-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

1999 COMPARED TO 1998
Brown Shoe Company, Inc. had an impressive year in fiscal 1999, posting a 48% increase in earnings per share compared to fiscal 1998. The Company's Famous Footwear and Brown Pagoda divisions both achieved record earnings.

The Company's net sales of $1.593 billion in fiscal 1999 were 3.5% higher than the $1.539 billion in fiscal 1998. The increased net sales reflect higher sales at Famous Footwear and the wholesale operations. Net earnings in fiscal 1999 reached $35.5 million compared to net earnings of $23.7 million in fiscal 1998. Net earnings in fiscal 1999 include a $0.7 million loss related to the withdrawal from the Pagoda International marketing division compared to a $7.5 million loss in fiscal 1998. Excluding the Pagoda International results, net earnings of the Company increased 16.0% to $36.2 million in fiscal 1999 versus $31.2 million in fiscal 1998, and sales increased 5.2%.

Famous Footwear achieved its fourth consecutive year of improved earnings. Net sales of $927.6 million in fiscal 1999 increased 7.7% from $861.3 million in fiscal 1998. In fiscal 1999, same-store sales increased 2.2% and 40 net new stores were added while sales per square foot increased 4.2%, reflecting improved store productivity from the new stores opened versus those stores closed in the past year. Operating earnings for fiscal 1999 increased 14.4% to $54.0 million as a result of increased sales, stable gross margins, aggressive expense control and strong execution. At the end of fiscal 1999, 867 stores were in operation compared to 827 stores in fiscal 1998. During the year, 77 stores were opened and 37 stores were closed, with plans for fiscal 2000 including the net addition of 25 to 30 stores.

The Company's wholesale operations--Brown Branded, Brown Pagoda and Canadian Wholesale divisions--had net sales of $469.2 million in fiscal 1999, representing a 2.9% increase over fiscal 1998. Sales of the Naturalizer brand increased 5.0% in 1999, reflecting good customer acceptance of the rejuvenated product line. In addition, fiscal 1999 sales included a strong performance of Barbie, Star Wars, and Dr. Scholl's licensed products. Operating earnings of $32.8 million in fiscal 1999 were slightly lower than fiscal 1998's $33.5 million, due to a change in the method of determining the level of profit to be earned on intersegment sales to the Naturalizer Retail operations. Excluding the impact of this change, operating earnings for the wholesale operations would have increased 5.2% in fiscal 1999, primarily due to the sales gains and improved execution in the developing and sourcing of footwear.

In the Company's Naturalizer Retail operations, which include stores in both the United States and Canada, net sales of $186.6 million in fiscal 1999 declined slightly from $187.2 million in fiscal 1998. Same-store sales in fiscal 1999 decreased 4.1% and 2.7% in the United States and Canada, respectively. An operating loss of $3.7 million was incurred in fiscal 1999 compared to an operating profit of $0.8 million in fiscal 1998. The decrease in operating earnings resulted from same-store sales declines, reflecting missed product opportunities, and increased marketing expenses to promote the Naturalizer brand's new image. At the end of fiscal 1999, 486 stores were in operation including 347 stores in the United States and 139 stores in Canada. Domestically, the Company had a net increase of 16 stores in fiscal 1999, while Canada had a net increase of 8 stores.

Consolidated gross profit as a percent of sales of 39.3% in 1999 was lower than the 39.9% achieved in 1998. The decrease reflected competitive pressures at both retail and wholesale and higher markdowns.

Selling and administrative expenses as a percent of sales improved to 35.1% in 1999 versus 35.9% rate in 1998 due to strong expense control throughout the Company and additional leverage of the expense base at Famous Footwear.

Interest expense of $17.3 million in fiscal 1999 decreased from $19.4 million in fiscal 1998 due to lower average borrowings and the payments of $25.0 million due on long-term debt. The lower average borrowings resulted from positive cash flow from operations and foreign cash repatriation of approximately $26 million in fiscal 1999.

Other income of $2.2 million in fiscal 1999 primarily resulted from the gain recognized from the sale of the le coq sportif footwear and apparel business. This compared to an expense of $4.5 million in fiscal 1998 primarily from the write-off of $1.9 million in intangible assets and additional charges of $2.0 million associated with withdrawal from the Pagoda International marketing business.

The Company's tax provision of $16.3 million in fiscal 1999 represented an effective tax rate of 31.4% as compared to 37.1% in fiscal 1998. Fiscal 1998 results included a higher level of Pagoda International losses on which no tax benefit was realized. See Note 5 to the consolidated financial statements for a further explanation and a reconciliation of the effective tax rates to the statutory rates.

54  BROWN SHOE COMPANY, INC. 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


1998 COMPARED TO 1997
The Company's net sales of $1.539 billion in fiscal 1998 were $28 million lower than the $1.567 billion in fiscal 1997. Net sales were impacted by withdrawal from the Pagoda International marketing division and the sale of Famous Footwear's fixtures manufacturing business at the end of fiscal 1997. Adjusting for these items, net sales increased 3.1%, led primarily by Famous Footwear. Net earnings of $23.7 million in fiscal 1998 compared to a net loss of $20.9 million in fiscal 1997. The net loss in fiscal 1997 included $45.6 million of Pagoda International restructuring charges and operating losses compared to a loss of $7.5 million incurred in fiscal 1998. Excluding the Pagoda International results and the aftertax loss of $1.5 million incurred on the sale of the Famous Fixtures business in fiscal 1997, net earnings of the Company's core businesses were $31.2 million in fiscal 1998 compared to $26.2 million in fiscal 1997.

Net sales at Famous Footwear increased 1.3% in fiscal 1998 to $861.3 million and increased 3.9% adjusting for the sale of the Famous Fixtures business. Same-store sales increased 0.4% and 12 net new stores were added in fiscal 1998. Sales per square foot increased 3.2% in fiscal 1998 reflecting improved store productivity from the new stores opened versus those stores closed in the prior year. At the end of fiscal 1998, 827 stores were in operation compared to 815 stores in fiscal 1997. During the year, 60 stores were opened and 48 stores were closed. Excluding the effect of the sale of the fixtures business, operating earnings for fiscal 1998 increased 24.5% to $47.2 million as a result of higher gross margins, good expense management and successful merchandising strategies to overcome a decline in athletic footwear sales.

The Company's wholesale operations--Brown Branded, Brown Pagoda and Canadian Wholesale divisions--had a net sales increase of 1.7% during fiscal 1998 to $455.9 million. Sales of the Naturalizer brand increased 8.7% in 1998 reflecting consumer acceptance and new retail distribution of the brand. Operating earnings of $33.5 million increased 4.8% in fiscal 1998 resulting from improved margins and well-controlled operating expenses.

In the Company's Naturalizer Retail operations, net sales of $187.2 million increased 3.1% in fiscal 1998. Same-store sales in fiscal 1998 increased 2.6% and 1.2% in the United States and Canada, respectively. At the end of fiscal 1998, 462 stores were in operation including 331 stores in the United States and 131 stores in Canada. Domestically, the Company had a net decrease of 10 stores in fiscal 1998 while Canada had a net increase of 8 Naturalizer stores. Even though the Canadian operations performed at record levels, total Naturalizer Retail operations had operating earnings of $0.8 million in fiscal 1998, compared to $2.3 million in fiscal 1997. Operations in the United States stores were adversely impacted by higher store operating costs.

Consolidated gross profit as a percent of sales of 39.9% in 1998 was higher than the 37.9% in 1997, which excluded the impact of the Pagoda International restructuring charge of $14.7 million. The improvement in gross profit rate reflected increases at Famous Footwear and the wholesale operations.

Selling and administrative expenses as a percent of sales of 35.9% in 1998 were higher than the 35.2% in 1997, excluding the impact of the Pagoda International restructuring charge. The increase in the selling and administrative expense rate in 1998 was due to a higher mix of retail sales versus wholesale sales as well as a higher level of retail expenses in 1998 compared to 1997.

Interest expense of $19.4 million in fiscal 1998 decreased from $21.8 million in fiscal 1997, primarily as a result of lower average borrowings for the year due to positive cash flow provided from operations.

Other expense of $4.5 million in fiscal 1998 varied from other income of $0.5 million in 1997 as a result of environmental remediation costs of $2.3 million and the write-off of certain intangible assets of $1.9 million.

The Company's tax provision of $13.9 million in fiscal 1998 represented an effective tax rate of 37.1%. The 1997 tax provision of $18.7 million included an $8.0 million provision for taxes due on the foreign cash to be repatriated as a result of the decision to withdraw from the Pagoda International marketing division. In addition, fiscal 1997 results included a high level of Pagoda International losses on which no tax benefit was realized.

PAGODA INTERNATIONAL RESTRUCTURING
In fiscal 1997, the Company made the decision to withdraw from the Pagoda International marketing division in Latin America and Europe. The restructuring plan included the sale of the remaining Brazilian inventory of licensed products and the shift of European inventory ownership and marketing of its licensed footwear to other parties. In addition, plans were developed to repatriate foreign cash previously available to support international operations. Aftertax charges of $33.0 million were recorded to cover the following costs: $14.7 million for inventory markdowns and royalty agreements' shortfall; $7.3 million for bad debts, severance and other administrative costs; $3.0 million for other costs associated with the restructuring; and $8.0 million for income taxes associated with the United States taxes owed on the foreign cash anticipated to be repatriated. As of January 29, 2000, withdrawal

                                            1999 BROWN SHOE COMPANY, INC.  55

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


from the division's operations had been completed, as the inventory has been sold and all licenses either terminated or assigned to other parties.

A cumulative summary of activity in the restructuring reserve is as follows (in millions):

--------------------------------------------------------------------------
Establishment of reserve                                          $ 33.0
Inventory markdowns and royalty
   agreements' shortfall                                           (14.7)
Bad debt write-offs, severance and other costs                     (10.3)
Utilization of tax provision                                        (8.0)
--------------------------------------------------------------------------
Remaining reserve at January 29, 2000                             $   --
==========================================================================

The reserve activity had a $4.8 million and $5.4 million negative cash flow impact on fiscal 1999 and fiscal 1998, respectively.

IMPACT OF INFLATION
The effects of inflation on the Company have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1999, the Company's borrowing level continued to decrease as cash flow from operations exceeded capital expenditures and dividends. As a result, total debt decreased from $197.0 million at the end of fiscal 1998 to $172.0 million at the end of fiscal 1999. The Company's ratio of total debt-to-total capitalization decreased from 47.6% at the end of fiscal 1998 to 40.8% at the end of fiscal 1999. Favorable cash flow from operations in fiscal 1999 as well as cash repatriation amounting to approximately $26 million from Canada and other foreign operations impacted the ratio. In addition, the Company realized approximately $9.5 million in fiscal 1999 from the sale of the le coq sportif footwear and apparel business.

Working capital at the end of fiscal 1999 was $270.0 million, which was $19.1 million higher than at the end of fiscal 1998. The Company's current ratio, the relationship of current assets to current liabilities, increased from 2.0 to 1 at the end of fiscal 1998, to 2.2 to 1 at the end of fiscal 1999. The increase in the current ratio was primarily due to lower levels of accounts payable and current maturities of long-term debt.

Cash provided by operating activities in 1999 of $39.1 million was significantly lower than in 1998 as a result of lower trade accounts payable with inventories remaining stable in fiscal 1999. Fiscal 1998 was favorably impacted from decreased inventories and receivables primarily at the Company's wholesale operations.

Cash used by investing activities in fiscal 1999 of $19.1 million included capital expenditures of $28.7 million partially offset by the proceeds received from the sale of the le coq sportif business. Capital expenditures were $22.7 million in fiscal 1998 and in both years were primarily for new store openings and remodelings at Famous Footwear and Naturalizer Retail.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and debt-to-total capitalization, establish minimum levels of net worth, and limit the sale of assets and the level of liens and certain investments. The Company was in compliance with all of its covenants during fiscal 1999 and at fiscal year-end, and expects to continue to be in compliance based on current estimates for fiscal 2000. The Company's current borrowing capacity under the revolving bank Credit Agreement is believed to be adequate to fund its operational needs and long-term debt maturities in 2000.

The Company's long-term debt is rated Ba2 by Moody's Investors Service, BB by Standard & Poor's Corporation, and BB+ by Fitch Investors Service. In fiscal 1999, Standard & Poor's Corporation revised its outlook on the Company to stable from negative as a result of the continuing improvement in financial performance.

Brown Shoe Company, Inc. paid a dividend of $0.40 per share in fiscal 1999 and fiscal 1998. The 1999 dividend marked the 77th year of consecutive quarterly dividends.

FINANCIAL INSTRUMENTS

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

A description of the Company's accounting policies for derivative financial instruments is included in Note 10 to the consolidated financial statements.

56  BROWN SHOE COMPANY, INC. 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


FOREIGN CURRENCY EXCHANGE RATES
In the normal course of business, the Company is exposed to foreign currency exchange rate risks as a result of having assets, liabilities and inventory purchase commitments outside the United States. The Company employs an established foreign currency hedging strategy to protect earnings and cash flows from the adverse impact of exchange rate movements. A substantial portion of inventory sourced from foreign countries is purchased in United States dollars and is, accordingly, not subject to exchange rate fluctuations. However, where the purchase price is to be paid in a foreign currency, the Company enters into foreign exchange contracts or option contracts with maturity periods normally less than one year to reduce its exposures to foreign exchange risk. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and on demand for footwear from various locations throughout the world. The changes in market value of foreign exchange contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value of the Company's net currency positions at January 29, 2000 resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material.

Assets and liabilities outside the United States are primarily located in Canada and Hong Kong. The Company's investments in foreign subsidiaries with a functional currency other than the United States' dollar are generally considered long-term, and thus generally are not hedged. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates was approximately $34 million at January 29, 2000. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $3 million. Any loss in fair value would be reflected as a cumulative translation adjustment in Other Comprehensive Income and would not impact earnings.

INTEREST RATES
The Company's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate of fixed rate debt will only impact the fair value of the debt, whereas a change in the interest rates on the variable rate debt will impact interest incurred and cash flows. The Company had no interest rate derivative instruments outstanding at year-end and has not elected to enter into any derivative instruments based upon cost/benefit considerations.

The revolving bank Credit Agreement, the Company's only variable rate debt, had no outstanding borrowings as of January 29, 2000. A hypothetical 10% adverse change in interest rates on the average outstanding borrowings for fiscal 1999 would not be material to the Company's net earnings and cash flows.

At January 29, 2000, the fair value of the Company's total debt is estimated at approximately $165 million, based upon the borrowing rate currently available to the Company for financing arrangements with similar terms and maturities. Market risk is viewed as the potential change in fair value of the Company's debt resulting from a hypothetical 10% adverse change in interest rates and would be approximately $6 million at January 29, 2000.

YEAR 2000 COMPLIANCE

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 compliant. In late fiscal 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its internal systems or the products and services of third parties. The Company will continue to monitor its critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

ENVIRONMENTAL MATTERS

The Company is involved in environmental remediation and ongoing compliance at several sites, including its closed New York tannery and its owned facility in Colorado. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. At January 29, 2000, the accrued environmental liabilities for all sites total approximately $3.9 million. See Note 13 to the consolidated financial statements for a further description of specific properties.

                                             1999 BROWN SHOE COMPANY, INC.  57

FIVE-YEAR SUMMARY OF KEY FINANCIAL INFORMATION

FIVE-YEAR SUMMARY

                                                          1999         1998          1997         1996          1995
THOUSANDS, EXCEPT PER SHARE AMOUNTS                  (52 WEEKS)   (52 WEEKS)    (52 WEEKS)   (52 WEEKS)    (53 WEEKS)
---------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                           $1,592,532   $1,538,530    $1,567,202   $1,525,052    $1,455,896
Cost of goods sold                                     967,161      925,190       988,530      958,288       948,925
---------------------------------------------------------------------------------------------------------------------
Gross profit                                           625,371      613,340       578,672      566,764       506,971
=====================================================================================================================
Selling and administrative expenses                    558,436      551,877       559,536      521,553       494,098
Interest expense                                        17,349       19,383        21,756       19,327        15,969
Other (income) expense, net                             (2,179)       4,477          (452)      (1,341)        1,630
---------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
   before income taxes                                  51,765       37,603        (2,168)      27,225        (4,726)
Income tax (provision) benefit                         (16,264)     (13,934)      (18,728)      (6,910)        5,423
---------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations              35,501       23,669       (20,896)      20,315           697
Credit for disposal of discontinued operations,
   net of income taxes                                      --           --            --           --         2,600
---------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                 $   35,501   $   23,669    $  (20,896)  $   20,315    $    3,297
=====================================================================================================================

Returns from continuing operations:
   Return on net sales                                    2.2%         1.5%         (1.3%)        1.3%          0.1%
   Return on beginning shareholders' equity              16.3%        11.9%         (8.8%)        8.8%          0.3%
   Return on average invested capital                     7.9%         5.3%         (4.2%)        4.1%          0.2%
Dividends paid                                      $    7,295   $    7,223    $   15,323   $   17,956    $   23,325
Capital expenditures                                    28,688       22,747        21,727       21,044        26,939

PER COMMON SHARE
Basic earnings (loss) from continuing operations    $     1.99   $     1.34    $    (1.19)  $     1.16    $      .04
Basic net earnings (loss)                                 1.99         1.34         (1.19)        1.16           .19
Diluted earnings (loss) from continuing operations        1.96         1.32         (1.19)        1.15           .04
Diluted net earnings (loss)                               1.96         1.32         (1.19)        1.15           .19
Dividends paid                                             .40          .40           .85         1.00          1.30
Shareholders' equity                                     13.69        11.95         11.04        13.19         12.92

FINANCIAL POSITION
Receivables, net                                    $   68,236   $   67,815    $   77,355   $   90,246    $   86,417
Inventories, net                                       365,989      362,274       380,177      398,803       342,282
Working capital                                        270,005      250,939       260,437      301,020       209,399
Property and equipment, net                             84,600       82,178        82,744       85,380        87,720
Total assets                                           650,338      655,232       694,988      722,375       661,056
Long-term debt and capitalized lease obligations       162,034      172,031       197,027      197,025       105,470
Shareholders' equity                                   249,945      217,174       199,190      237,037       231,636
Average common shares outstanding--Basic                17,859       17,692        17,591       17,531        17,483
Average common shares outstanding--Diluted              18,125       17,943        17,841       17,725        17,637
---------------------------------------------------------------------------------------------------------------------

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

58  BROWN SHOE COMPANY, INC. 1999

                                             CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

THOUSANDS, EXCEPT NUMBER AND PER SHARE AMOUNTS                                    JANUARY 29, 2000  JANUARY 30, 1999
--------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                 $ 34,158          $ 45,532
Receivables, net of allowance of $8,088 in 1999 and $9,820 in 1998                          68,236            67,815
Inventories, net of adjustment to last-in, first-out cost of $11,709
   in 1999 and $13,424 in 1998                                                             365,989           362,274
Deferred income taxes                                                                        9,376             9,381
Prepaid expenses and other current assets                                                   10,015            12,381
--------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                       487,774           497,383
--------------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                                       39,028            34,825
Other assets                                                                                38,936            40,846
Property and equipment, net                                                                 84,600            82,178
--------------------------------------------------------------------------------------------------------------------
                                                                                          $650,338          $655,232
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade accounts payable                                                                    $113,820          $124,921
Employee compensation and benefits                                                          35,727            36,935
Other accrued expenses                                                                      53,820            53,146
Income taxes                                                                                 4,402             6,442
Current maturities of long-term debt                                                        10,000            25,000
--------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                  217,769           246,444
--------------------------------------------------------------------------------------------------------------------

OTHER LIABILITIES
Long-term debt, including capitalized lease obligations                                    162,034           172,031
Deferred income taxes                                                                        8,416             6,086
Other liabilities                                                                           12,174            13,497
--------------------------------------------------------------------------------------------------------------------
Total Other Liabilities                                                                    182,624           191,614
--------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Preferred stock, $1.00 par value, 1,000,000 shares authorized; no shares outstanding            --                --
Common stock, $3.75 par value, 100,000,000 shares authorized; 18,262,990 and
   18,168,340 shares outstanding                                                            68,486            68,131
Additional capital                                                                          49,153            48,243
Unamortized value of restricted stock                                                       (3,566)           (4,058)
Accumulated other comprehensive loss                                                        (6,034)           (8,842)
Retained earnings                                                                          141,906           113,700
--------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                 249,945           217,174
--------------------------------------------------------------------------------------------------------------------
                                                                                          $650,338          $655,232
====================================================================================================================

See notes to consolidated financial statements.

                                             1999 BROWN SHOE COMPANY, INC.  59

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED EARNINGS

THOUSANDS, EXCEPT PER SHARE AMOUNTS                                               1999           1998           1997
--------------------------------------------------------------------------------------------------------------------
NET SALES                                                                   $1,592,532     $1,538,530     $1,567,202
Cost of goods sold                                                             967,161        925,190        988,530
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                                   625,371        613,340        578,672
--------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                                            558,436        551,877        559,536
Interest expense                                                                17,349         19,383         21,756
Other (income) expense, net                                                     (2,179)         4,477           (452)
--------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                             51,765         37,603         (2,168)
Income tax provision                                                           (16,264)       (13,934)       (18,728)
--------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                         $   35,501     $   23,669     $  (20,896)
====================================================================================================================
BASIC NET EARNINGS (LOSS) PER COMMON SHARE                                  $     1.99     $     1.34     $    (1.19)
====================================================================================================================
DILUTED NET EARNINGS (LOSS) PER COMMON SHARE                                $     1.96     $     1.32     $    (1.19)
====================================================================================================================

See notes to consolidated financial statements.

60  BROWN SHOE COMPANY, INC. 1999

                                                                                    CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOWS
THOUSANDS                                                                         1999           1998           1997
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net earnings (loss)                                                          $  35,501      $  23,669       $(20,896)
Adjustments to reconcile net earnings (loss)
  to net cash provided by operating activities:
    Depreciation and amortization                                               25,547         26,943         26,686
    Loss on disposal or impairment of facilities and equipment                   1,567            961          1,475
    Provision for losses on accounts receivable                                  2,234          2,772          5,145
    Changes in operating assets and liabilities, net of business sold:
       Receivables                                                              (3,769)         6,768          7,746
       Inventories                                                              (3,715)        17,903         18,626
       Prepaid expenses and other current assets                                 2,761          9,100          6,178
       Trade accounts payable and accrued expenses                             (12,627)         2,904         16,349
       Income taxes                                                             (4,949)        (5,553)         7,990
    Other, net                                                                  (3,410)        (6,587)       (10,615)
--------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                       39,140         78,880         58,684
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Capital expenditures                                                           (28,688)       (22,747)       (21,727)
Proceeds from sale of le coq sportif                                             9,538             --             --
Proceeds from sales of fixed assets                                                 14             58            401
--------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                                          (19,136)       (22,689)       (21,326)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Decrease in short-term notes payable                                                --        (54,000)        (8,000)
Debt issuance costs                                                                 --             --           (678)
Principal payments of long-term debt                                           (25,000)            --         (2,000)
Proceeds from issuance of common stock                                             917            428             93
Dividends paid                                                                  (7,295)        (7,223)       (15,323)
--------------------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities                                          (31,378)       (60,795)       (25,908)
--------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents                               (11,374)        (4,604)        11,450
Cash and Cash Equivalents at Beginning of Year                                  45,532         50,136         38,686
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                     $  34,158      $  45,532       $ 50,136
====================================================================================================================

See notes to consolidated financial statements.

                                             1999 BROWN SHOE COMPANY, INC.  61

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                       UNAMORTIZED   ACCUMULATED
                                      COMMON STOCK                        VALUE OF         OTHER                        TOTAL
THOUSANDS, EXCEPT NUMBER OF      ----------------------   ADDITIONAL    RESTRICTED COMPREHENSIVE       RETAINED SHAREHOLDERS'
SHARES AND PER SHARE AMOUNTS         SHARES     DOLLARS      CAPITAL         STOCK  INCOME (LOSS)      EARNINGS        EQUITY
-----------------------------------------------------------------------------------------------------------------------------
BALANCE FEBRUARY 1, 1997         17,969,977    $ 67,387      $46,310      $ (5,700)      $(4,433)      $133,473      $237,037
=============================================================================================================================
Net loss                                                                                                (20,896)      (20,896)
Currency translation adjustment                                                           (3,994)                      (3,994)
-----------------------------------------------------------------------------------------------------------------------------
  Comprehensive loss                                                                                                  (24,890)
Dividends ($0.85 per share)                                                                             (15,323)      (15,323)
Stock issued under employee
  benefit plans                       6,350          24           69                                                       93
Stock issued under restricted
  stock plan, net                    73,000         274          657          (931)                                        --
Amortization of deferred
  compensation under
  restricted stock plan                                                      2,273                                      2,273
-----------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 31, 1998         18,049,327      67,685       47,036        (4,358)       (8,427)        97,254       199,190
=============================================================================================================================
Net earnings                                                                                             23,669        23,669
Currency translation adjustment                                                             (415)                        (415)
-----------------------------------------------------------------------------------------------------------------------------
  Comprehensive income                                                                                                 23,254
Dividends ($0.40 per share)                                                                              (7,223)       (7,223)
Stock issued under employee
  benefit plans                      27,138         102          326                                                      428
Stock issued under restricted
  stock plan, net                    91,875         344          881        (1,225)                                        --
Amortization of deferred
  compensation under
  restricted stock plan                                                      1,525                                      1,525
-----------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 30, 1999         18,168,340      68,131       48,243        (4,058)       (8,842)       113,700       217,174
=============================================================================================================================
Net earnings                                                                                             35,501        35,501
Currency translation adjustment                                                            2,808                        2,808
-----------------------------------------------------------------------------------------------------------------------------
  Comprehensive income                                                                                                 38,309
Dividends ($0.40 per share)                                                                              (7,295)       (7,295)
Stock issued under employee
  benefit plans                      56,150         210          707                                                      917
Stock issued under restricted
  stock plan, net                    38,500         145          203          (348)                                        --
Amortization of deferred
  compensation under
  restricted stock plan                                                        840                                        840
-----------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 29, 2000         18,262,990    $ 68,486      $49,153      $ (3,566)      $(6,034)      $141,906      $249,945
=============================================================================================================================

See notes to consolidated financial statements.

62  BROWN SHOE COMPANY, INC. 1999

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
Brown Shoe Company, Inc., (the "Company") founded in 1878, is a footwear retailer and wholesaler. In fiscal 1999, the shareholders of the Company approved a change in the Company's name to Brown Shoe Company, Inc. from Brown Group, Inc. The Company's shares trade under the "BWS" symbol on the New York and Chicago Stock Exchanges.

The Company provides a broad offering of branded, licensed and private label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,353 retail shoe stores in the United States and Canada primarily under the Famous Footwear, Naturalizer and F.X. LaSalle names. In addition, through its Brown Branded, Brown Pagoda and Canadian Wholesale divisions, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. In 1999, approximately 70% of the Company's sales were at retail, compared to 68% in 1998 and 66% in 1997. See Note 6 for additional information regarding the Company's business segments.

CONSOLIDATION
The consolidated financial statements include the accounts of Brown Shoe Company, Inc. and its wholly-owned subsidiaries, after the elimination of intercompany accounts and transactions. The accounts of the Brown Pagoda division are consolidated as of December 31.

ACCOUNTING PERIOD
The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to January 31. Fiscal years 1999, 1998 and 1997 ended on January 29, 2000, January 30, 1999, and January 31, 1998, respectively. Fiscal years 1999, 1998 and 1997 each included 52 weeks.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
The Company considers all short-term investments with maturities of three months or less when purchased to be cash equivalents.

INVENTORIES
All inventories are valued at the lower of cost or market, with 93% of consolidated inventories using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $11.7 million and $13.4 million higher at January 29, 2000 and January 30, 1999, respectively.

COMPUTER SOFTWARE COSTS
In fiscal 1998, the Company adopted AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires the capitalization of certain costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use. The adoption of this standard resulted in an increase in net earnings of approximately $1.3 million or $0.07 per diluted share for fiscal 1998. No restatement of prior year results was required.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases where applicable, using the straight-line method.

REVENUE RECOGNITION
Retail sales are recorded, net of returns, and exclude sales tax. Wholesale sales are recorded, net of returns, when the merchandise has been shipped and legal title has passed to the customer.

INCOME TAXES
Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, bad debt reserves and inventory.

EARNINGS PER SHARE
Basic earnings per share is calculated using only the outstanding shares of common stock. Diluted earnings per share is calculated using all outstanding shares, unvested restricted stock and the dilutive effect, if any, of stock options.

COMPREHENSIVE INCOME
In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which reports Comprehensive Income and its components within the Statement of Consolidated Shareholders' Equity. Comprehensive Income includes all changes in equity except those resulting from investments by owners and distributions to owners. The Accumulated Other Comprehensive Loss for the Company is composed solely of cumulative foreign currency translation adjustments.

                                            1999 BROWN SHOE COMPANY, INC.  63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK BASED COMPENSATION
The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes compensation expense related to stock appreciation units, stock performance plan and restricted stock grants. No compensation expense is recorded for stock options granted at market value. The Company has elected to apply the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), by making pro forma disclosures of net earnings and earnings per share to reflect the fair value of stock options as if SFAS No. 123 had been adopted.

RECLASSIFICATIONS
Certain reclassifications have been made in the footnote amounts for fiscal 1998 and 1997 to conform to the fiscal 1999 presentation.

[2] EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings
(loss) per share (in thousands except per share amounts):

                                      1999         1998            1997
-----------------------------------------------------------------------
NUMERATOR:
Net earnings (loss)                $35,501      $23,669        $(20,896)
=======================================================================

DENOMINATOR (SHARES):
Denominator for basic
   earnings (loss)
   per share                        17,859       17,692          17,591
Dilutive effect of
   unvested restricted
   stock and stock
   options                             266          251              --
-----------------------------------------------------------------------
Denominator for diluted
   earnings (loss)
   per share                        18,125       17,943          17,591
=======================================================================
Basic earnings (loss)
   per share                       $  1.99      $  1.34        $  (1.19)
=======================================================================
Diluted earnings (loss)
   per share                       $  1.96      $  1.32        $  (1.19)
=======================================================================

The fiscal 1997 denominator for diluted earnings (loss) per share excludes the potential effect of dilutive securities in accordance with SFAS No. 128 because the inclusion of such shares in the computation are anti-dilutive in a period in which a loss was recognized.

[3] RETIREMENT AND OTHER BENEFIT PLANS

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

In addition to providing pension benefits, the Company sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried and hourly employees who had become eligible for benefits by January 1, 1995. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retirees' contributions are adjusted annually and the Company intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $50,000 for qualifying retired employees.

The following table sets forth the plans' changes in benefit obligations and plan assets and amounts recognized in the Company's Consolidated Balance Sheets at January 29, 2000 and January 30, 1999 (in thousands):

64  BROWN SHOE COMPANY, INC. 1999

                                                                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                    PENSION BENEFITS          OTHER POSTRETIREMENT BENEFITS
                                                               --------------------------     -----------------------------
                                                                   1999              1998             1999            1998
---------------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                        $120,904          $100,275          $ 6,691         $ 6,887
Service cost                                                      4,626             4,009                5               4
Interest cost                                                     7,316             7,300              378             447
Plan participants' contributions                                     --                --              329             380
Plan amendments                                                      47             1,225               --              --
Actuarial (gain) loss                                           (18,737)           16,101             (682)            164
Gross benefits paid                                             (14,800)           (8,006)          (1,055)         (1,191)
---------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                              $ 99,356          $120,904          $ 5,666         $ 6,691
---------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year                 $157,707          $146,722          $    --         $    --
Actual return on plan assets                                      3,982            18,960               --              --
Employer contributions                                            4,225                31              727             811
Plan participants' contributions                                     --                --              328             380
Gross benefits paid                                             (14,800)           (8,006)          (1,055)         (1,191)
---------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                       $151,114          $157,707          $    --         $    --
---------------------------------------------------------------------------------------------------------------------------
Funded status at end of year                                   $ 51,758          $ 36,803          $(5,666)        $(6,691)
Unrecognized net actuarial gain                                 (13,238)           (2,520)          (1,708)         (1,589)
Unrecognized prior service cost                                     508               542               (1)             (2)
---------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                           $ 39,028          $ 34,825          $(7,375)        $(8,282)
===========================================================================================================================
Amounts recognized in the
  consolidated balance sheets consist of:
      Prepaid benefit cost                                     $ 43,769          $ 41,849          $    --         $    --
      Accrued benefit cost                                       (4,741)           (7,024)          (7,375)         (8,282)
---------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                           $ 39,028          $ 34,825          $(7,375)        $(8,282)
===========================================================================================================================

Net periodic benefit cost (income) for 1999, 1998 and 1997 included the following components (in thousands):

                                                       PENSION BENEFITS                 OTHER POSTRETIREMENT BENEFITS
                                             ---------------------------------         ------------------------------
                                                 1999         1998        1997           1999        1998        1997
---------------------------------------------------------------------------------------------------------------------
Service cost                                 $  4,626     $  4,009    $  3,494          $   5       $   4     $     4
Interest cost                                   7,316        7,300       6,876            378         447         523
Expected return on assets                     (12,859)     (11,884)    (10,759)            --          --          --
Amortization of:
    Actuarial (gain) loss                         108           --          --           (562)       (939)     (1,321)
    Prior service cost                             80           16          74             (1)         (9)        (31)
    Transition asset                               --         (547)       (635)            --          --          --
Settlement cost                                   750          700          --             --          --          --
---------------------------------------------------------------------------------------------------------------------
Total net periodic benefit cost (income)     $     21     $   (406)   $   (950)         $(180)      $(497)    $  (825)
=====================================================================================================================

                                             1999 BROWN SHOE COMPANY, INC.  65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                         OTHER POSTRETIREMENT
                                    PENSION BENEFITS           BENEFITS
                                 --------------------------------------------
                                    1999       1998        1999        1998
-----------------------------------------------------------------------------
WEIGHTED-AVERAGE
ASSUMPTION:
Discount rate                      7.75%      6.25%       7.75%       6.25%
Expected return on
   plan assets                     9.50%      9.50%         n/a         n/a
Rate of compensation
   increase                        4.75%      4.50%         n/a         n/a
-----------------------------------------------------------------------------

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed. A one-percentage-point change in assumed health care cost trend rates would not have a material impact on service and interest cost and the postretirement benefit obligation.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $7.9 million, $4.7 million and $0, respectively, as of January 29, 2000 and $9.4 million, $7.0 million and $0 as of January 30, 1999.

The Company's defined contribution 401(k) plan covers salaried, management and certain hourly employees. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The Company's expense for this plan was $2.7 million in 1999, $2.8 million in 1998 and $2.0 million in 1997.

[4] RESTRUCTURING CHARGES

Included in net loss for fiscal 1997 is an aftertax charge of $31.0 million for the cost of withdrawal from the Company's Pagoda International marketing division in Latin America and Europe. The total charge included $14.7 million reflected in cost of goods sold for inventory markdowns and anticipated royalty payment shortfalls. Costs for bad debts, severance and other restructuring costs of $7.3 million are reflected in selling and administrative expenses. Other expense (income) included $1.0 million primarily for the disposal of fixed assets. In addition, an $8.0 million provision for income taxes was recorded for the anticipated repatriation of foreign cash to the United States. Taxes were not previously provided on these accumulated earnings as they were considered to be permanently reinvested in the Company's international operations. The total charge resulted in a reduction in earnings of $1.76 per basic share for fiscal 1997.

In fiscal 1998, the Company provided $2.0 million, which is reflected in other expense, to cover additional costs related to the restructuring. As of January 29, 2000, withdrawal from the division's operations had been completed, as all of the inventory has been sold and all licenses either terminated or assigned to other parties.

Through January 29, 2000, the reserve has been fully utilized: $14.7 million for inventory markdowns and royalty agreements; $10.3 million of bad debt write-offs, severance and other costs; and $8.0 million for taxes related to cash repatriations.

[5] INCOME TAXES

The components of earnings (loss) before income taxes consisted of domestic earnings before income taxes of $28.8 million, $25.2 million, and $14.1 million in 1999, 1998 and 1997, respectively, and foreign earnings (loss) before income taxes of $23.0 million, $12.4 million, and $(16.3) million in 1999, 1998 and 1997, respectively.

The components of income tax expense (benefit) are as follows (in thousands):

                                      1999          1998            1997
------------------------------------------------------------------------
FEDERAL
Currently payable                  $ 9,391       $ 9,373         $ 6,158
Deferred                             1,920          (662)          7,313
------------------------------------------------------------------------
                                    11,311         8,711          13,471
STATE                                  913         1,626             614
FOREIGN                              4,040         3,597           4,643
------------------------------------------------------------------------
Total income tax
   expense                         $16,264       $13,934         $18,728
========================================================================

The Company made federal, state and foreign tax payments of $15.4 million, $13.7 million and $4.9 million in fiscal 1999, 1998 and 1997, respectively.

66  BROWN SHOE COMPANY, INC. 1999

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The differences between the tax expense reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% are as follows (in thousands):

                                           1999         1998          1997
--------------------------------------------------------------------------
Income taxes at
   statutory rate                       $18,117      $13,161       $  (759)
State income taxes,
   net of federal
   tax benefit                              593        1,057           399
Foreign tax in excess
   of (less than)
   domestic rate                         (4,843)      (2,913)          574
Foreign operating
   losses with no
   benefit provided                         603        2,347         9,390
Provision for foreign
   cash repatriation                      1,200           --         8,000
Other                                       594          282         1,124
--------------------------------------------------------------------------
                                        $16,264      $13,934       $18,728
==========================================================================

Significant components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

                                             JANUARY 29,        JANUARY 30,
                                                    2000               1999
---------------------------------------------------------------------------
DEFERRED TAX ASSETS
Employee benefits, compensation,
   and insurance                                $  5,943           $  7,364
Allowance for doubtful accounts                    2,835              3,289
Inventory capitalization and
   inventory reserves                              4,365              4,185
Postretirement and postemployment
   benefit plans                                   3,095              3,525
Other                                              9,232              9,703
---------------------------------------------------------------------------
Total deferred tax assets                         25,470             28,066

DEFERRED TAX LIABILITIES
Excess depreciation                                   --             (1,874)
Retirement plans                                 (13,833)           (12,319)
LIFO inventory valuation                          (8,978)            (8,663)
Other                                             (1,699)            (1,915)
---------------------------------------------------------------------------
Total deferred tax liabilities                   (24,510)           (24,771)
Net deferred tax asset                          $    960           $  3,295
===========================================================================

No deferred tax valuation allowance was recorded at the end of fiscal 1999 based on management's assessment it is more likely than not all the net deferred tax assets will be realized through future taxable earnings.

As of January 29, 2000, no deferred taxes have been provided on the undistributed earnings of the Company's Canadian subsidiary. It is anticipated no additional United States tax would be incurred if the accumulated Canadian earnings were distributed given the current United States and Canadian income tax rates. The accumulated unremitted earnings from the Company's other foreign subsidiaries as of January 29, 2000 on which deferred taxes have not been provided are indefinitely reinvested. In the event these other foreign entities' earnings were distributed, it is estimated U.S. taxes, net of available foreign tax credits, of approximately $19.2 million would be due.

[6] BUSINESS SEGMENT INFORMATION

The Company has four reportable segments: Famous Footwear, Wholesale Operations, Naturalizer Retail, and Pagoda International.

Famous Footwear, which represents the Company's largest operating unit, consists of an 867-store chain that sells branded footwear for the entire family.

Wholesale Operations include Brown Branded, Brown Sourcing, Brown Pagoda and Canada Wholesale divisions. These operating units source and market branded, licensed and private label footwear primarily to mass-merchandisers, department stores and company-owned concept stores and Famous Footwear.

Naturalizer Retail specialty store operations include 347 Naturalizer Retail stores in the United States and 139 stores in Canada.

Pagoda International was the Company's international marketing division that sold footwear products to retailers in Europe, Latin America, and the Far East. In fiscal 1997, the Company made a decision to reduce its investment in this division, and the liquidation of the division was completed by the end of 1999.

The "Other" segment includes the Scholze Tannery business and Corporate assets and general and administrative expenses, which are not allocated to the operating units. At the end of fiscal 1999, the Company sold the Scholze Tannery business at approximately book value.

The Company's reportable segments are operating units that market to different customers and are each managed separately as they distribute their products on a retail or wholesale basis. An operating segment's performance is evaluated and resources allocated based on operating profit. Operating profit represents gross profit less general and administrative expenses and other

                                             1999 BROWN SHOE COMPANY, INC.  67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


operating income or expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are generally recorded at a profit to the selling division. All intersegment profits related to inventory on hand at the purchasing division are eliminated against the earnings of the selling division.

In fiscal 1999, the Company revised its method of determining the level of profit to be earned on intersegment sales from the Wholesale Operations to Naturalizer Retail. The change resulted in an increase to operating profit of $2.4 million in fiscal 1999 for Naturalizer Retail and a corresponding decrease to operating profit for the Wholesale Operations.

                                          FAMOUS      WHOLESALE  NATURALIZER          PAGODA
THOUSANDS                               FOOTWEAR     OPERATIONS       RETAIL   INTERNATIONAL        OTHER        TOTAL
----------------------------------------------------------------------------------------------------------------------
FISCAL 1999
External sales                          $927,626       $469,188     $186,621        $    505    $  8,592    $1,592,532
Intersegment sales                            --        170,834           --              --          --       170,834
Depreciation and amortization             16,030          3,464        4,340              30       1,683        25,547
Operating profit (loss)                   54,022         32,791       (3,655)           (664)    (14,823)       67,671
Operating segment assets                 332,680        194,910       76,334              --      46,414       650,338
Capital expenditures                      18,287          1,762        8,309              --         330        28,688
======================================================================================================================
FISCAL 1998
External sales                          $861,329       $455,935     $187,201        $ 25,825    $  8,240    $1,538,530
Intersegment sales                            --        188,969           --              --          --       188,969
Depreciation and amortization             13,902          5,961        3,972             187       2,921        26,943
Operating profit (loss)                   47,235         33,480          784          (7,307)    (13,293)       60,899
Operating segment assets                 316,628        208,779       76,896           9,872      43,057       655,232
Capital expenditures                      14,794          1,968        5,864              --         121        22,747
----------------------------------------------------------------------------------------------------------------------
FISCAL 1997
External sales                          $849,917       $448,369     $181,622        $ 78,330    $  8,964    $1,567,202
Intersegment sales                            --        189,463           --              --          --       189,463
Depreciation and amortization             14,697          4,064        3,800             353       3,772        26,686
Restructuring charges                         --             --           --          23,000          --        23,000
Operating profit (loss)                   32,047         31,951        2,264         (36,583)     (8,604)       21,075
Operating segment assets                 322,113        229,767       71,998          31,306      39,804       694,988
Capital expenditures                      12,259          3,028        5,860             432         148        21,727
----------------------------------------------------------------------------------------------------------------------

                                           1999            1998        1997
---------------------------------------------------------------------------
RECONCILIATION OF
OPERATING PROFIT TO
CONSOLIDATED PRETAX
EARNINGS (LOSS):
Total operating profit                  $67,671         $60,899     $21,075
Interest expense                         17,349          19,383      21,756
Non-operating other
   (income) expense                      (1,443)          3,913       1,487
---------------------------------------------------------------------------
Total consolidated
   pretax earnings (loss)               $51,765         $37,603     $(2,168)
===========================================================================

For geographic purposes, the domestic operations include the wholesale distribution of branded, licensed and private label footwear to a variety of retail customers, and operation of the Famous Footwear and Naturalizer nationwide chains of footwear stores.

The Company's foreign operations primarily consist of wholesale distribution operations in the Far East, and wholesaling and retailing in Canada. The Far East operations include "first-cost" operations, where footwear is sold at foreign ports to customers who then import the footwear into the United States.

68  BROWN SHOE COMPANY, INC. 1999

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of the Company's net sales and long-lived assets by geographic area follows (in thousands):

                                        1999           1998           1997
--------------------------------------------------------------------------
NET SALES
United States                     $1,280,468     $1,221,904     $1,208,878
Far East                             236,451        223,986        242,100
Canada                                75,340         74,503         76,716
Latin America,
   Europe and Other                    1,980         25,728         66,583
Inter-Area Transfers                  (1,707)        (7,591)       (27,075)
--------------------------------------------------------------------------
                                  $1,592,532     $1,538,530     $1,567,202
==========================================================================
LONG-LIVED ASSETS
United States                     $  138,651     $  127,636     $  122,840
Far East                              12,045         12,622         15,332
Canada                                11,709         10,894         11,080
Latin America,
   Europe and Other                      159          6,697          7,206
--------------------------------------------------------------------------
                                  $  162,564     $  157,849     $  156,458
==========================================================================

Long-lived assets consist primarily of property and equipment, prepaid pension costs, goodwill, trademarks and other assets.

[7] PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

                                          JANUARY 29,           JANUARY 30,
                                                 2000                  1999
---------------------------------------------------------------------------
Land and buildings                          $  30,493             $  30,338
Leasehold improvements                         57,458                48,128
Furniture, fixtures, and equipment            143,121               138,588
---------------------------------------------------------------------------
                                              231,072               217,054
Allowances for depreciation
   and amortization                          (146,472)             (134,876)
---------------------------------------------------------------------------
                                            $  84,600             $  82,178
===========================================================================

Under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," charges included in selling and administrative expense for impaired assets of $1.3 million, $0.1 million and $0.7 million were recognized in fiscal 1999, 1998 and 1997, respectively. Fair value was based on estimated future cash flows to be generated by retail stores, discounted at a market rate of interest.

[8] LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS

Long-term debt, including capitalized lease obligations, net of unamortized discounts, consists of the following (in thousands):

                                           JANUARY 29,           JANUARY 30,
                                                  2000                  1999
----------------------------------------------------------------------------
9.5% Senior Notes due 2006                    $100,000              $100,000
7.36% Senior Notes, payments of
   $10,000 due annually through 2003            40,000                50,000
7.07%-8.83% Debentures due 2002                 18,547                18,545
7.125% Debentures due 2003                      10,000                10,000
8.45%-8.6% Debentures due 1999                      --                15,000
Capitalized lease obligations                    3,487                 3,486
----------------------------------------------------------------------------
                                              $172,034              $197,031
============================================================================

Maturities of long-term debt and capitalized lease obligations for 2000 through 2004 are: 2000--$10.0 million; 2001--$10.0 million; 2002--$28.6 million; 2003--$20.0 million and 2004--$0.5 million.

The Company's 9.5% Senior Notes are due 2006. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2001.

The Company's revolving bank Credit Agreement, which provides $155.0 million in committed working capital and letter of credit financing, expires January 2001. Interest on borrowings under the Credit Agreement is at varying rates and at the Company's option based on one of the following: the LIBOR rate, the Bank of America corporate base rate, or the Federal funds rate. A facility fee, 0.25% at January 29, 2000, based on the Company's leverage ratio, is payable on the entire amount of the facility. At January 29, 2000, the Company had no short-term borrowings outstanding and approximately $11.2 million in letters of credit outstanding under the revolving bank Credit Agreement.

The Company's Canadian operations maintain uncommitted lines of credit totaling approximately $5.5 million, with letters of credit outstanding of approximately $1.7 million as of January 29, 2000.

The Company's debt agreements contain various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and total debt to capital, establish minimum levels of net worth, establish limitations on indebtedness, certain types of payments, including dividends, liens and investments, and limit the use of

                                             1999 BROWN SHOE COMPANY, INC.  69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


proceeds of asset sales. The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% unsecured Senior Notes are guaranteed by certain wholly-owned domestic subsidiaries of the Company.

The maximum amount of short-term borrowings under the revolving bank credit arrangements at the end of any month was $38.0 million in 1999 and $76.0 million in 1998. The average short-term borrowings during the year were $15.8 million in 1999 and $21.5 million in 1998. The weighted average interest rates approximated 6.8% in 1999 and 7.1% in 1998.

Cash payments of interest for fiscal 1999, 1998, and 1997 were $18.0 million, $20.1 million, and $22.5 million, respectively.

[9] LEASES

The Company leases substantially all of its retail locations and certain other equipment and facilities. Over 60 percent of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                                      1999              1998            1997
----------------------------------------------------------------------------
Minimum payments                   $90,366           $87,473         $86,132
Contingent payments                  2,844             2,489           2,665
----------------------------------------------------------------------------
                                   $93,210           $89,962         $88,797
============================================================================

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at January 29, 2000 (in thousands):

-----------------------------------------------------------------------------
2000                                                                 $ 90,458
2001                                                                   82,928
2002                                                                   71,317
2003                                                                   58,592
2004                                                                   45,335
Thereafter                                                             97,700
-----------------------------------------------------------------------------
Total minimum lease payments                                         $446,330
=============================================================================

The Company is contingently liable for lease commitments of approximately $34 million which primarily relate to Cloth World and Meis specialty retailing chains, which were sold.

[10] FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are foreign exchange contracts and foreign currency options. Periodically, interest rate swaps and interest rate futures are utilized. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments; however, counterparties to these agreements are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

The Company enters into foreign exchange instruments to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these instruments are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the Company from the risk that the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates.

The United States dollar equivalent of contractual amounts of the Company's financial instruments consist of the following (in thousands):

                                              JANUARY 29,        JANUARY 30,
                                                     2000               1999
----------------------------------------------------------------------------
DELIVERABLE FINANCIAL INSTRUMENTS
Italian Lira                                      $10,700            $ 5,100
Canadian Dollars                                    4,500             12,800
French Francs and Other Currencies                  1,900             10,000

NON-DELIVERABLE FINANCIAL INSTRUMENTS
New Taiwanese Dollars                               7,300              7,800
Brazilian Real and Other Currencies                    --              5,000
----------------------------------------------------------------------------
                                                  $24,400            $40,700
============================================================================

The unrealized losses related to these instruments, based on dealer-quoted prices, were $0.6 million and $0.3 million at January 29, 2000, and January 30, 1999, respectively.

Realized gains and losses on financial instruments used as hedges of inventory purchases are included in the basis of the inventory and are recognized in income as a component of cost of goods sold in the period in

70  BROWN SHOE COMPANY, INC. 1999

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


which the related inventory is sold. Material gains and losses on financial instruments hedging forecasted purchases are recorded in income in the period the value of the instruments change.

The Company had no interest rate derivative instruments outstanding at January 29, 2000 and January 30, 1999.

[11] FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at January 29, 2000 and January 30, 1999 are (in thousands):

                                   1999                    1998
                         ---------------------------------------------
                          CARRYING        FAIR   CARRYING         FAIR
                            AMOUNT       VALUE     AMOUNT        VALUE
----------------------------------------------------------------------
LIABILITIES
Long-term debt,
   including current
   maturities             $172,034    $165,304    $197,031    $198,475
======================================================================

The fair value of the Company's long-term debt was based upon the borrowing rates currently available to the Company for financing arrangements with similar terms and maturities.

Carrying amounts reported on the balance sheet for cash, cash equivalents and receivables approximate fair value due to the short-term maturity of these instruments.

[12] CONCENTRATIONS OF CREDIT RISK

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

The Company's footwear wholesaling businesses sell primarily to department stores, mass merchandisers, and independent retailers across the United States and Canada. Receivables arising from these sales are not collateralized; however, a portion is covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

[13] COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and ongoing compliance activities at several sites. The Company is remediating a residential area adjacent to owned property in Colorado, under the oversight of Colorado authorities. This residential area has been affected by types of solvents previously used at the facility. Monitoring of the residential area continues. The Company also has begun remediation on the owned property. During fiscal 1999 and 1998, the Company incurred charges of $1.8 million and $2.3 million, respectively, related to this site.

At its closed New York tannery and two associated landfills, the Company has completed its remediation efforts, and in 1995 state environmental authorities reclassified the status of the site to one that has been properly closed and requires only continued maintenance and monitoring over the next 24 years. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities.

Based on information currently available, the Company is carrying an accrued liability of $3.9 million, as of January 29, 2000, to complete the clean up at all sites. The ultimate cost may vary.

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

                                             1999 BROWN SHOE COMPANY, INC.  71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[14] COMMON STOCK

The Company's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At January 29, 2000 and January 30, 1999, there were 18,262,990 shares and 18,168,340 shares, net of 3,742,907 shares and
3,837,557 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BWS). There were approximately 6,200 shareholders of record at February 26, 2000.

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

[15] STOCK OPTION AND STOCK RELATED PLANS

The Company has stock option, stock appreciation, restricted stock and stock performance plans under which certain officers and employees and members of the board of directors are participants.

All stock options are granted at market value. Stock appreciation units, while the Company discontinued issuing in 1999, have also been granted in tandem with options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of January 29, 2000, 653,700 additional shares of common stock were available to be granted in the form of options, restricted stock or stock performance.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options instead of the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.8%, 5.2% and 6.0%; dividend yields of 2.2%, 2.4% and 4.3%; volatility factors of the expected market price of the Company's common stock of .36,
 .34 and .33; and a weighted-average expected life of the option of 7 years. The weighted average fair value of options granted during 1999, 1998 and 1997 was $6.76, $5.81 and $4.35 per share, respectively.

72  BROWN SHOE COMPANY, INC. 1999

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share amounts):

                                      1999              1998           1997
---------------------------------------------------------------------------
Net income (loss)
   as reported                     $35,501           $23,669       $(20,896)
Pro forma net
   income (loss)                    33,666            22,641        (21,513)
Basic earnings (loss)
   per share as reported              1.99              1.34          (1.19)
Pro forma basic earn-
   ings (loss) per share              1.89              1.28          (1.22)
Diluted earnings (loss)
   per share as reported              1.96              1.32          (1.19)
Pro forma diluted
   earnings (loss)
   per share                          1.86              1.26          (1.22)
---------------------------------------------------------------------------

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended January 29, 2000:

                                          NUMBER OF                 WEIGHTED
                              -----------------------------          AVERAGE
                                   OPTION      APPRECIATION         EXERCISE
                                   SHARES             UNITS            PRICE
----------------------------------------------------------------------------
Outstanding
   February 1, 1997               923,496           110,785              $22
Granted                           501,000           101,488               15
Exercised                          (2,000)               --               14
Terminated                        (80,578)               --               30
----------------------------------------------------------------------------
Outstanding
   January 31, 1998             1,341,918           212,273               19
Granted                           371,000            82,724               17
Exercised                         (15,250)          (22,330)              15
Terminated                       (252,574)          (16,629)              24
============================================================================
Outstanding
   January 30, 1999             1,445,094           256,038               17
Granted                           555,300                --               19
Exercised                         (50,750)               --               16
Terminated                        (98,399)          (39,005)              21
----------------------------------------------------------------------------
Outstanding
   January 29, 2000             1,851,245           217,033              $18
============================================================================

Following is a summary of stock options outstanding as of January 29, 2000, which have exercise prices ranging from $14 to $38:

                                                    WEIGHTED        WEIGHTED
                                                     AVERAGE         AVERAGE
                                 NUMBER OF          EXERCISE       REMAINING
                                   OPTIONS             PRICE            LIFE
----------------------------------------------------------------------------
OPTIONS OUTSTANDING:
Price under $15                    531,500               $14               8
Price $15 or over                1,319,745                19               8
----------------------------------------------------------------------------
                                 1,851,245               $18               8
============================================================================
OPTIONS EXERCISABLE:
Price under $15                    296,125               $14               7
Price $15 or over                  504,245                20               6
----------------------------------------------------------------------------
                                   800,370               $18               6
============================================================================

At January 30, 1999, 550,420 options with a weighted average exercise price of $19 were exercisable. At January 31, 1998, 596,294 options with a weighted average exercise price of $21 were exercisable.

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period. Restricted shares granted, net of forfeitures, were 38,500, 91,875 and 73,000 in 1999, 1998 and 1997, respectively, and compensation expense was $0.8 million, $1.5 million and $2.3 million in 1999, 1998, and 1997, respectively.

In fiscal 1999, the Company adopted a stock performance plan under which common stock will be awarded at the end of the performance period at no cost to certain officers and key employees if certain financial goals are met. Compensation expense is recorded over the performance period based on the anticipated number and market value of shares to be awarded. For fiscal 1999, compensation expense for performance shares was $0.3 million. The Company has currently reserved 84,500 shares as eligible to be awarded to participants upon meeting certain financial goals; however, the actual number of shares ultimately earned may vary.

                                             1999 BROWN SHOE COMPANY, INC.  73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[16] SUPPLEMENTARY INFORMATION

BALANCE SHEET
Cash equivalents of $31.8 million and $37.7 million at January 29, 2000 and January 30, 1999, respectively, are stated at cost, which approximates fair value.

STATEMENT OF CONSOLIDATED EARNINGS
Advertising and marketing costs totaled $52.5 million, $54.9 million, and $61.0 million in 1999, 1998 and 1997, respectively.

Other Expense (Income) consisted of the following (in thousands):

                                            1999        1998          1997
--------------------------------------------------------------------------
Interest income                         $(1,884)     $(1,730)      $(1,427)
Restructuring charges                        --        1,950         1,000
Royalty income                           (1,599)      (1,377)       (2,127)
Amortization of
   intangibles                              893        3,488         1,731
Environmental charges                     1,790        2,344            --
Gain on sale of
   le coq sportif                        (2,334)          --            --
Other, net                                  955         (198)          371
--------------------------------------------------------------------------
Total                                   $(2,179)      $4,477        $ (452)
==========================================================================

[17] IMPACT OF NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The statement is effective for the Company beginning fiscal 2001. SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in Other Comprehensive Income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet assessed what the impact of SFAS 133 will be on the Company's future earnings or financial position.

[18] CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% Senior Notes, described in Note 8, are unconditionally and jointly and severally guaranteed by certain wholly-owned domestic subsidiaries of the Company. The non-guarantor subsidiaries are predominantly foreign subsidiaries of the Company. Accordingly, condensed consolidating balance sheets as of January 29, 2000 and January 30, 1999, and the related condensed consolidating statements of earnings and cash flows for each of the three years in the period ended January 29, 2000, are provided. These condensed consolidating financial statements have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Management believes that this information, presented in lieu of complete financial statements for each of the guarantor subsidiaries, provides meaningful information to allow investors to determine the nature of the assets held by, and the operation and cash flow of, each of the consolidating groups.

74  BROWN SHOE COMPANY, INC. 1999

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONDENSED CONSOLIDATING BALANCE SHEET AS OF JANUARY 29, 2000

                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS         TOTALS
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                    $  8,851       $    885         $24,422      $      --       $ 34,158
   Receivables, net                               33,265         11,675          23,296             --         68,236
   Inventory, net                                 48,066        311,051          18,393        (11,521)       365,989
   Other current assets                           (5,429)        18,846           1,977          3,997         19,391
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                              84,753        342,457          68,088         (7,524)       487,774
---------------------------------------------------------------------------------------------------------------------
Other assets                                      52,535         19,121           6,312             (4)        77,964
Property and equipment, net                       14,627         63,437           6,536             --         84,600
Investment in subsidiaries                       247,218         34,880              --       (282,098)            --
---------------------------------------------------------------------------------------------------------------------
Total Assets                                    $399,133       $459,895         $80,936      $(289,626)      $650,338
=====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                             $  5,020       $ 85,515         $23,285      $      --       $113,820
   Accrued expenses                               25,684         48,474          10,938          4,451         89,547
   Income taxes                                    1,702          1,528           1,234            (62)         4,402
   Current maturities of long-term debt           10,000             --              --             --         10,000
---------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                         42,406        135,517          35,457          4,389        217,769
---------------------------------------------------------------------------------------------------------------------
Long-term debt and capitalized lease
   obligations                                   162,034             --              --             --        162,034
Other liabilities                                 21,272         (1,342)            660             --         20,590
Intercompany payable (receivable)                (76,524)        73,388           9,939         (6,803)            --
Shareholders' equity                             249,945        252,332          34,880       (287,212)       249,945
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity      $399,133       $459,895         $80,936      $(289,626)      $650,338
=====================================================================================================================

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS FOR THE FISCAL YEAR ENDED JANUARY 29, 2000

                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS         TOTALS
---------------------------------------------------------------------------------------------------------------------
Net Sales                                       $251,585     $1,283,088        $323,047      $(265,188)    $1,592,532
Cost of goods sold                               181,608        789,074         261,667       (265,188)       967,161
---------------------------------------------------------------------------------------------------------------------
Gross profit                                      69,977        494,014          61,380             --        625,371
Selling and administrative expenses               67,448        452,018          40,504         (1,534)       558,436
Interest expense                                  17,160             61             128             --         17,349
Intercompany interest (income) expense           (13,606)        13,654             (48)            --             --
Other (income) expense, net                          649         (3,091)         (1,271)         1,534         (2,179)
Equity in (earnings) loss of subsidiaries        (36,509)       (17,842)             --         54,351             --
---------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes               34,835         49,214          22,067        (54,351)        51,765
Income tax provision                                 666        (12,705)         (4,225)            --        (16,264)
---------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                             $ 35,501     $   36,509        $ 17,842      $ (54,351)    $   35,501
=====================================================================================================================

                                             1999 BROWN SHOE COMPANY, INC.  75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE FISCAL YEAR ENDED JANUARY 29, 2000


                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS         TOTALS
---------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Operating
   Activities                                   $ 29,351       $ (3,427)        $ 5,836        $ 7,380       $ 39,140
Investing Activities:
   Capital expenditures                           (1,376)       (25,323)         (1,989)            --        (28,688)
   Proceeds from sale of le coq sportif               --          9,538              --             --          9,538
   Other                                              10             --               4             --             14
---------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities             (1,366)       (15,785)         (1,985)            --        (19,136)
Financing Activities:
   Repayments of long-term debt                  (25,000)            --              --             --        (25,000)
   Proceeds from issuance of common stock            917             --              --             --            917
   Dividends paid                                 (7,295)            --              --             --         (7,295)
   Intercompany financing                             58         15,359          (8,037)        (7,380)            --
---------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Financing
   Activities                                    (31,320)        15,359          (8,037)        (7,380)       (31,378)
---------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash
   Equivalents                                    (3,335)        (3,853)         (4,186)            --        (11,374)
Cash and Cash Equivalents at Beginning
   of Period                                      12,186          4,738          28,608             --         45,532
---------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period      $  8,851       $    885         $24,422        $    --       $ 34,158
=====================================================================================================================

CONDENSED CONSOLIDATING BALANCE SHEET AS OF JANUARY 30, 1999

                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS        TOTALS
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                    $ 12,186       $  4,738         $28,608      $      --       $ 45,532
   Receivables, net                               35,779         10,823          21,213             --         67,815
   Inventory, net                                 52,458        300,009          22,358        (12,551)       362,274
   Other current assets                           (5,597)        17,456           5,511          4,392         21,762
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                              94,826        333,026          77,690         (8,159)       497,383
---------------------------------------------------------------------------------------------------------------------
Other Assets                                      45,723         18,076          11,986           (114)        75,671
Property and equipment, net                       15,156         60,200           6,822             --         82,178
Investment in subsidiaries                       229,896         35,900              --       (265,796)            --
---------------------------------------------------------------------------------------------------------------------
Total Assets                                    $385,601       $447,202         $96,498      $(274,069)      $655,232
=====================================================================================================================
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                             $  5,745       $ 92,943         $26,233      $      --       $124,921
   Accrued expenses                               27,145         51,023          15,546         (3,633)        90,081
   Income taxes                                   (5,042)        10,913             564              7          6,442
   Current maturities of long-term debt           25,000             --              --             --         25,000
---------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                         52,848        154,879          42,343         (3,626)       246,444
---------------------------------------------------------------------------------------------------------------------
Long-term debt and capitalized lease
   obligations                                   172,031             --              41            (41)       172,031
Other liabilities                                 20,130           (716)            238            (69)        19,583
Intercompany payable (receivable)                (76,582)        58,029          17,976            577             --
Shareholders' equity                             217,174        235,010          35,900       (270,910)       217,174
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity      $385,601       $447,202         $96,498      $(274,069)      $655,232
=====================================================================================================================

76  BROWN SHOE COMPANY, INC. 1999

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONDENSED CONSOLIDATING STATEMENT OF EARNINGS FOR THE FISCAL YEAR ENDED JANUARY 30, 1999

                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS         TOTALS
---------------------------------------------------------------------------------------------------------------------
Net Sales                                       $262,498     $1,223,024        $326,529      $(273,521)    $1,538,530
Cost of goods sold                               184,622        752,497         261,592       (273,521)       925,190
---------------------------------------------------------------------------------------------------------------------
Gross profit                                      77,876        470,527          64,937             --        613,340
Selling and administrative expenses               74,129        425,959          53,426         (1,637)       551,877
Interest expense                                  19,287              5              91             --         19,383
Intercompany interest (income) expense           (14,123)        14,067              56             --             --
Other (income) expense, net                         (310)           279           2,871          1,637          4,477
Equity in (earnings) loss of subsidiaries        (24,829)        (5,980)             --         30,809             --
---------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes               23,722         36,197           8,493        (30,809)        37,603
Income tax provision                                 (53)       (11,368)         (2,513)            --        (13,934)
---------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                             $ 23,669     $   24,829        $  5,980      $ (30,809)    $   23,669
=====================================================================================================================

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE FISCAL YEAR ENDED JANUARY 30, 1999

                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS         TOTALS
---------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Operating
   Activities                                   $ 37,645       $ 51,971        $ (6,925)       $(3,811)      $ 78,880
Investing Activities:
   Capital expenditures                             (837)       (19,717)         (2,193)            --        (22,747)
   Other                                              13             25              20             --             58
---------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities               (824)       (19,692)         (2,173)            --        (22,689)
Financing Activities:
   Decrease in short-term notes payable          (54,000)            --              --             --        (54,000)
   Proceeds from issuance of common stock            428             --              --             --            428
   Dividends paid                                 (7,223)            --              --             --         (7,223)
   Intercompany financing                         34,712        (34,384)         (4,179)         3,851             --
---------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Financing
   Activities                                    (26,083)       (34,384)         (4,179)         3,851        (60,795)
---------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash
   Equivalents                                    10,738         (2,105)        (13,277)            40         (4,604)
Cash and Cash Equivalents at Beginning
   of Period                                       1,448          6,843          41,885            (40)        50,136
---------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period      $ 12,186       $  4,738        $ 28,608        $    --       $ 45,532
=====================================================================================================================

                                             1999 BROWN SHOE COMPANY, INC.  77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONDENSED CONSOLIDATING STATEMENT OF EARNINGS FOR THE FISCAL YEAR ENDED JANUARY 31, 1998

                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS         TOTALS
---------------------------------------------------------------------------------------------------------------------
Net Sales                                       $256,031     $1,201,078        $369,735      $(259,642)    $1,567,202
Cost of goods sold                               180,568        755,729         312,051       (259,818)       988,530
---------------------------------------------------------------------------------------------------------------------
Gross profit                                      75,463        445,349          57,684            176        578,672
Selling and administrative expenses               71,752        412,221          76,954         (1,391)       559,536
Interest expense                                  21,512              9             235             --         21,756
Intercompany interest (income) expense           (15,403)        15,368              35             --             --
Other (income) expense, net                       (4,655)         1,201           1,435          1,567           (452)
Equity in (earnings) loss of subsidiaries         22,622         23,693              --        (46,315)            --
---------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes              (20,365)        (7,143)        (20,975)        46,315         (2,168)
Income tax provision                                (531)       (15,479)         (2,718)            --        (18,728)
---------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                             $(20,896)    $  (22,622)       $(23,693)     $  46,315     $  (20,896)
=====================================================================================================================

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE FISCAL YEAR ENDED JANUARY 31, 1998

                                                              GUARANTOR   NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                         PARENT   SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS         TOTALS
---------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Operating
   Activities                                   $ 23,891       $ 29,544         $(1,590)       $ 6,839       $ 58,684
Investing Activities:
   Capital expenditures                           (2,512)       (17,530)         (1,685)            --        (21,727)
   Other                                             386              8               7             --            401
---------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities             (2,126)       (17,522)         (1,678)            --        (21,326)
Financing Activities:
   Decrease in short-term notes payable           (8,000)            --              --             --         (8,000)
   Debt issuance costs                              (678)            --              --             --           (678)
   Repayments of long-term debt                   (2,000)            --              --             --         (2,000)
   Proceeds from issuance of common stock             93             --              --             --             93
   Dividends paid                                (15,323)            --              --             --        (15,323)
   Intercompany financing                          5,721        (11,489)         14,846         (9,078)            --
---------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Financing
   Activities                                    (20,187)       (11,489)         14,846         (9,078)       (25,908)
---------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash
   Equivalents                                     1,578            533          11,578         (2,239)        11,450
Cash and Cash Equivalents at Beginning
   of Period                                        (130)         6,310          30,307          2,199         38,686
---------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period      $  1,448       $  6,843         $41,885        $   (40)      $ 50,136
=====================================================================================================================

78  BROWN SHOE COMPANY, INC. 1999

                                             REPORTS ON FINANCIAL STATEMENTS


MANAGEMENT REPORT ON RESPONSIBILITY
FOR FINANCIAL REPORTING

The management of Brown Shoe Company, Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles, and are not misstated due to material fraud or error. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The Audit Committee of Brown Shoe Company's Board of Directors comprised four outside directors in 1999. The Committee meets regularly with the Company's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

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


/s/ Ronald A. Fromm                        /s/ Andrew M. Rosen


Ronald A. Fromm                           Andrew M. Rosen
Chief Executive Officer                   Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Brown Shoe Company, Inc.

We have audited the accompanying consolidated balance sheets of Brown Shoe Company, Inc. as of January 29, 2000 and January 30, 1999 and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Shoe Company, Inc. at January 29, 2000 and January 30, 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 29, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP


St. Louis, Missouri
February 23, 2000

                                             1999 BROWN SHOE COMPANY, INC.  79

SUPPLEMENTARY FINANCIAL INFORMATION


SELECTED QUARTERLY INFORMATION (UNAUDITED)

Following is a summary of selected quarterly information (in thousands except per share) for fiscal years ended January 29, 2000, and January 30, 1999.

                                                                                         QUARTERS
                                                                  ---------------------------------------------------
                                                                        FIRST       SECOND         THIRD       FOURTH
                                                                    (13 WEEKS)   (13 WEEKS)    (13 WEEKS)   (13 WEEKS)
---------------------------------------------------------------------------------------------------------------------
1999
Net Sales                                                             $396,826     $410,100      $429,132    $356,474
Gross Profit                                                           157,807      161,075       171,844     134,645
Net Earnings                                                             6,316       10,517        14,763       3,905
Per Share of Common Stock:
   Net Earnings--Basic                                                $    .36     $    .59      $    .82    $    .22
   Net Earnings--Diluted                                                   .35          .58           .81         .22
   Dividends Paid                                                          .10          .10           .10         .10
   Market Value:
      High                                                              16-3/4       21-3/4        19-7/8      18-1/8
      Low                                                               13-1/8       15-1/2        16-7/8      10-3/4
---------------------------------------------------------------------------------------------------------------------
1998
Net Sales                                                             $402,309     $383,618      $411,976    $340,627
Gross Profit                                                           155,324      154,002       163,754     140,260
Net Earnings                                                             3,871        4,295        12,898       2,605
Per Share of Common Stock:
   Net Earnings--Basic                                                $    .22     $    .24      $    .73    $    .15
   Net Earnings--Diluted                                                   .22          .24           .72         .14
   Dividends Paid                                                          .10          .10           .10         .10
   Market Value:
      High                                                                  16       19-7/8        16-7/8      18-7/8
      Low                                                               14-1/4       15-7/8        12-7/8      15-7/8
---------------------------------------------------------------------------------------------------------------------

Directors' and Officers' Liability Insurance: The New York Business
Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1998, the Company purchased, for a three-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group and National Union Fire Insurance Company. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Shoe Company, Inc. and its subsidiary companies.The policy premium for the three-year term is $312,000. In October 1999, the Company extended the above policy for one additional year. The premium for the additional year is $114,000. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

80  BROWN SHOE COMPANY, INC. 1999

                                             OPERATING EXECUTIVES AND OFFICERS


EXECUTIVE MANAGEMENT

RONALD A. FROMM<F*>
Chairman of the Board, President
and Chief Executive Officer

BRIAN C. COOK<F*>
Executive Vice President and
President, Famous Footwear

GARY M. RICH<F*>
President, Brown Pagoda division

ANDREW M. ROSEN<F*>
Chief Financial Officer and Treasurer

DAVID H. SCHWARTZ<F*>
President, Brown Sourcing division

GREGORY J. VAN GASSE<F*>
President, Brown Branded division

OFFICERS AND OPERATING MANAGEMENT

DANIEL P. AMADO
Senior Vice President and
Brand Director, New Products
Brown Branded division

JAMES W. ANDERSON
Vice President, Finance
Brown Pagoda division

THEODORE L. ANDERSON<F*>
Senior Vice President
Retail Sales and Operations
Famous Footwear

CARL H. BENGSTON
Senior Vice President
Latin American and European
Operations, Brown Sourcing
division

WILLIAM A. DANDY<F*>
Senior Vice President, Marketing
Famous Footwear

ELIZABETH A. FAGAN
Vice President, Public Affairs

EARL B. FISCHER
Vice President, Information Systems
Famous Footwear

ROBERT D. GIBBS
Vice President, Distribution

KENNETH W. GILBERTSON
President, Canada Wholesale division

CHARLES C. GILLMAN<F*>
Senior Vice President and Director
Far East Operations
Brown Sourcing division

DENNIS F. HADICAN
Vice President and General Manager
Westport, Brown Pagoda division

DAVID E. HANEBRINK
Vice President and General Manager
Men's, Boys' and Athletics
Brown Pagoda division

RICHARD P. KUETHER
Vice President, Logistics
Famous Footwear

J. MARTIN LANG<F*>
Senior Vice President and Chief
Financial Officer, Famous Footwear

BYRON D. NORFLEET<F*>
Senior Vice President and General
Manager, Naturalizer Retail division

ROBERT D. PICKLE
Vice President, General Counsel
and Corporate Secretary

SHARON L. POSTON
Vice President, Customer Service
Brown Branded division

RICHARD T. PRICE
Vice President
Information Systems

JAMES M. ROE<F*>
Senior Vice President, Real Estate
Famous Footwear

JEFFREY M. SANDERS
Senior Vice President and
General Manager, LifeStride
Brown Branded division

MARK J. SCHAUSTER
Senior Vice President and Director
of Product Development
Brown Branded division

RICHARD C. SCHUMACHER<F*>
Vice President and Controller

PAUL M. SHAPIRO
Vice President and General Manager
Buster Brown & Co.,
Brown Pagoda division

ALAN A. SILVERSTEIN
Senior Vice President
and General Manager, Women's
Brown Pagoda division

ROBERT E. STADLER, JR.<F*>
Vice President, Administration
Brown Shoe, and Senior Vice
President, Finance and Administration
Brown Branded division

JEAN-GUY VAUDRY
President, Canada Retail division

GEORGE J. ZELINSKY<F*>
Senior Vice President and
General Merchandise Manager
Famous Footwear

SPENCER E. ZIMMERMAN
Senior Vice President and
General Manager, Naturalizer
Brown Branded division

[FN]
<F*> Member of the Company's
     Operating Committee

                                             1999 BROWN SHOE COMPANY, INC.  81

BOARD OF DIRECTORS


RONALD A. FROMM <F1>
Chairman of the Board, President
and Chief Executive Officer

JOSEPH L. BOWER <F3,F4>
Donald Kirk David Professor
Harvard Business School

JULIE C. ESREY <F2,F4>
Director of various organizations

RICHARD A. LIDDY <F1,F2,F4>
Chairman of the Board, President
and Chief Executive Officer
GenAmerica Corporation

JOHN PETERS MACCARTHY <F2,F3>
Retired Chairman of the Board and
Chief Executive Officer, Boatmen's
Trust Company

PATRICIA G. MCGINNIS <F2>
President and Chief Executive
Officer, The Council for Excellence
in Government

W. PATRICK MCGINNIS <F3>
President and Chief Executive
Officer, Ralston Purina Company

JERRY E. RITTER <F1,F3,F4>
Director of various corporations

[FN]
<F1> Member of the Executive Committee
<F2> Member of the Audit Committee
<F3> Member of the Compensation Committee
<F4> Member of the Governance and Nominating Committee


INVESTOR INFORMATION


CORPORATE HEADQUARTERS
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105-3693

Mailing Address:
Post Office Box 29
St. Louis, Missouri 63166-0029

Telephone: (314) 854-4000
Fax: (314) 854-4274
E-mail: info@brownshoe.com

INTERNET ADDRESS
http://www.brownshoe.com

ANNUAL MEETING
11:00 a.m. Central Time
Thursday, May 25, 2000
Brown Shoe Company, Inc.
Corporate Headquarters

STOCK LISTED
[LOGO]
  Brown Shoe stock is listed
  on the New York Stock
Exchange and the Chicago Stock
Exchange (ticker symbol BWS).

NUMBER OF SHAREHOLDERS OF RECORD
6,200

NUMBER OF EMPLOYEES
11,500

INDEPENDENT AUDITORS
Ernst & Young LLP
St. Louis, Missouri

TRANSFER AGENT/REGISTRAR/DIVIDEND
DISBURSING AGENT
First Chicago Trust,
a division of EquiServe
Post Office Box 2500
Jersey City, New Jersey 07303-2500
Telephone: (201) 324-0498
(800) 446-2617
Internet: http://www.fctc.com
E-mail: equiserve@em.equiserve.com

DIVIDEND REINVESTMENT PLAN
The Dividend Reinvestment Plan
provides a means of automatic
dividend reinvestment and includes
a provision for voluntary investment
of additional cash. For a prospectus
and enrollment form, contact
First Chicago Trust (address above).

DIRECT DEPOSIT OF DIVIDENDS
Registered shareholders may have
their quarterly dividend checks
deposited directly to their bank
accounts. For more information or to
request an enrollment form, contact
First Chicago Trust (address above).

TRUSTEE OF DEBENTURES/NOTES
State Street Bank and Trust
Company of Missouri, N.A.
One Metropolitan Square
Post Office Box 321
St. Louis, Missouri 63166-0321
(314) 206-3020

ADDITIONAL INFORMATION

ON THE INTERNET:
You can access financial and other
information such as significant news
releases, Forms 10-K and 10-Q, and
product information, on the Internet
at http://www.brownshoe.com

BY FAX-BACK:
Copies of Brown Shoe news
releases can be transmitted at no
charge via fax by calling "Company
News On-Call" at (800) 758-5804
extension 109435.

BY CALLING OR WRITING:
You can also request that any of these
materials be mailed to you at no
charge by calling or writing:

Brown Shoe Company, Inc.
Investor Relations Office
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000

DESIGN: SAMATAMASON PHOTOGRAPHY: SANDRO, VICTOR JOHN PENNER, BRUCE WEBER, STEVE ADAMS, JAMES GARRAHAN PRINTING: H. MACDONALD PRINTING

82  BROWN SHOE COMPANY, INC. 1999

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]

                                   [PHOTO]


                                    [LOGO]

                                 BROWN SHOE
                     T H E  L E A D E R  I N  F O O T W E A R
              8300 Maryland Avenue, St. Louis, Missouri 63105-3693