Form 10-K, Exhibit 13
period 2001-02-03
BROWN SHOE CO INC/
filed 2001-04-19
CIK 14707

                                    [PHOTO]


                                                ANNUAL REPORT 2000



                             THE LEADER IN FOOTWEAR

                                                               [BROWN SHOE LOGO]

2000 was the year of the boot. From department stores to mass merchants, boots kicked up the shoe business. Tall or short, dressy or casual, women wanted them all!


                                    [PHOTO]

We read the trend early, and had ample inventories for our 1,400 retail stores and wholesale customers. With a little help from cold winter weather, we finished up the year with strong boot sales.

[PHOTO]

Brown Shoe is uniquely positioned in the footwear industry as we operate both retail and wholesale businesses. Seventy-three percent of our revenues come from our 1,400 Famous Footwear and Naturalizer footwear retail stores. Through our wholesale division we delivered 60 million pairs of shoes in fiscal 2000 to all channels of distribution -- from better-grade department stores to the most successful mass merchants.

FINANCIAL HIGHLIGHTS


[BAR GRAPH]

            SALES BREAKDOWN
RETAIL             73%

WHOLESALE          27%


[BAR GRAPH]

                  SALES ($ millions)
        1998            1,540
        1999            1,594
        2000            1,685


[BAR GRAPH]

                 EARNINGS PER SHARE
        1998            1.32
        1999            1.96
        2000            2.04

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)   FISCAL YEAR 2000       FISCAL YEAR 1999       FISCAL YEAR 1998
OPERATING RESULTS
Net sales                                          $1,684,859             $1,594,131             $1,539,907
Net earnings                                           36,365                 35,501                 23,669


PER SHARE OF COMMON STOCK
Diluted net earnings                               $     2.04             $     1.96             $     1.32
Dividends paid                                            .40                    .40                    .40
Shareholders' equity                                    15.46                  13.69                  11.95


FINANCIAL POSITION
Total assets                                       $  740,069             $  650,338             $  655,232
Working capital                                       266,541                270,005                250,939
Shareholders' equity                                  269,972                249,945                217,174
Return on beginning shareholders' equity                 14.5%                  16.3%                  11.9%

                                                                         [PHOTO]

DEAR FELLOW INVESTORS:

Fiscal 2000 was an important year for Brown Shoe. It was a year marked by significant progress in pursuing our strategic directions. We expanded our industry-leading Famous Footwear chain. We aggressively built market share for our flagship Naturalizer brand in better-grade department stores. And, by designing the right product at the right price, our women's private label business had a record year. Just as important, we withdrew from less successful product line initiatives and poor performing store locations.

It was also a year where we were modestly successful in growing both our top line sales and our bottom line profits. Brown Shoe's earnings per share increased 4 percent to $2.04 from $1.96 in fiscal 1999, and net earnings reached $36.4 million compared to $35.5 million the year before. Sales were up 6 percent, to nearly $1.7 billion.

In 2000, we acquired the 26-store Milwaukee-based Mil-Mar chain, and have assimilated it into Famous Footwear, increasing our market penetration. We also acquired a controlling interest in Shoes.com, Inc., with plans to relaunch this e-tailing site in spring 2001.

TARGETING EARNINGS GROWTH.

As we enter fiscal 2001, we remain focused on achieving growth across all divisions and winning market share. Our plan is to reshape Brown Shoe so that we can deliver consistent double-digit growth in sales and earnings over the long-term. I'm proud of the progress made by our team to date, but we still have much work to do.

CHAIRMAN'S LETTER CONTINUED

To articulate our strategy and explain how we'll concentrate resources going forward:

- We will focus our resources on profitably growing our highest profile businesses -- Famous Footwear and Naturalizer.

- We will continue to nurture the strategic retail partnerships that are the catalyst for building our wholesale division, with its strong portfolio of brands and licenses.

- We will improve our operating margin by dramatically improving inventory utilization, eliminating infrastructure redundancy, and implementing enterprise-wide processes, thereby capitalizing on the unique synergy that our retail and wholesale businesses afford us.

Brown Shoe, with its retail/wholesale mix, is uniquely positioned in the shoe industry. Through our retail division, we monitor the shopping patterns of 120 million consumers. Our wholesale business analyzes fashion trends across all channels of distribution. When we talk about synergy, we mean using this wealth of consumer information to identify emerging footwear trends for both our own stores and our retail partners. It also means being able to test and launch new styles within our retail stores.

Growth is our mission, and profit improvement is our yardstick. In the following review of our businesses I will describe how our strategies are working, evidence of tangible progress, and plans for continued growth in 2001 and beyond.

RETAIL.

Our highest priority is to continue to grow Famous Footwear. It's our largest division. In fiscal 2000, Famous Footwear posted yet another year of record sales and earnings, topping the $1 billion sales mark and returning operating earnings of $58.0 million, a 7 percent increase over last year.

Looking ahead, we are convinced that Famous Footwear has the ability to grow by up to 50 percent over the next five years. To grow the 925-store chain and continue to increase its productivity, we have been aggressively repositioning its real estate, honing its operations, and attracting new talent.

In 2000, our Famous Footwear team took on significant challenges. They opened 92 stores, assimilated an additional 26 stores from the acquisition of the Mil-Mar chain, and closed 60 lesser-performing stores, to finish the year with 925. Famous Footwear also is stepping-up its real estate repositioning strategy to transform the chain over time, from 5,000 square-foot locations to 10,000 square-foot "destinations." In 2001, we anticipate opening 100 mostly larger-format stores, 84 of which are planned for high-traffic, power strip-mall centers where American families like to shop. At the same time, we'll close 90 of the chain's smaller, lower-volume stores. In 2001, total square footage will grow by about 7 percent.

[PHOTO]
FAMOUS FOOTWEAR / LAFAYETTE, INDIANA

We will focus resources on profitably growing our two highest profile branded businesses -- Famous Footwear and Naturalizer.

[PHOTO]
NATURALIZER

We are dedicated to having the right product, at the right price for the right tier of distribution to drive both our retail and wholesale businesses.

CHAIRMAN'S LETTER CONTINUED

To better communicate Famous Footwear's value proposition to our customers, our new stores will use high-profile exteriors and large interiors merchandised with brand focus shops and key lifestyle areas (e.g., outdoors or sports). These prominently display the most sought-after brands at prices that beat the competition. Early indicators show these new stores to be more productive and profitable than our smaller stores.

While the Naturalizer brand continued to win market share in department store accounts, our 331-store domestic Naturalizer Retail chain struggled in 2000. Improving this chain's performance remains a top priority. We therefore are expanding its real estate repositioning program, enhancing the talent level within its management, and intensifying our drive to merchandise the stores with compelling product.

In addition to being an important channel of distribution, these stores serve as valuable brand-building vehicles for our Naturalizer wholesale business. In 2001, we will continue to right-size the chain, closing 30 more stores and opening only 10 -- in locations that closely match the demographics of our new Naturalizer customer.

Naturalizer's Canadian operation, which posted a strong 5.9 percent same-store increase in fiscal 2000, will open an additional six new stores in the coming year.

FAMOUS FOOTWEAR OPERATING EARNINGS

[BAR GRAPH]

        ($ millions)
1995        19.8
1996        25.0
1997        32.0
1998        47.2
1999        54.0
2000        58.0

Famous Footwear had its fifth year of increased operating earnings, setting records in 1998, 1999 and 2000.

WHOLESALE.

In the wholesale business, Naturalizer is our flagship brand and we are intensely focused on growing this business. The brand had an excellent year in 2000, increasing its sales to department stores by 25 percent over fiscal 1999. We expect to build on this momentum and continue to increase market share.

Progress for Naturalizer also can be seen in the highly prized brand focus areas it was awarded in department stores during year 2000, including five in Macy's metropolitan New York stores. Research says our customer base is improving too. Women in the 35-54 age group, with greater spending power and fashion sense, are rediscovering the Naturalizer brand.

This is only the beginning. We look to grow Naturalizer further as we continue to build our business in partnership with major department store chains and specialty footwear retailers. We will continue to market the brand through high-impact

CHAIRMAN'S LETTER CONTINUED

point-of-purchase displays, consumer catalogs, national advertising and the support of our Naturalizer Retail chain.

LifeStride, where sales had declined along with the dress shoe market in recent years, has turned the corner and is starting to grow again -- and do so at a good margin. Wholesale sales of LifeStride were up 5 percent over 1999. We set out to invigorate this brand 18 months ago by focusing on affordably priced, fashion-right shoes for women who buy footwear to accessorize their new clothes. And it's working.

I am pleased to report that our LifeStride team is also forging new retail partnerships, and placing greater assortments of LifeStride shoes into key accounts. Plus, we've introduced the brand into Canada's largest department stores, where it's been well received by consumers.

The other real strength in the wholesale business is our women's private label/license business. We've built strategic relationships with great retailers like Payless ShoeSource, Target and Wal-Mart, where our private label and licensed footwear brands help drive their footwear businesses. In addition, we design and source shoes for Nordstrom's catalog, nordstrom.com, Talbots and other retailers. Year after year, we've proven our ability to make timely deliveries of great product at the right price points.

In early 2001, our wholesale team created a beautiful collection of women's fashion shoes under a license agreement with legendary guitarist Carlos Santana. Due to the excitement surrounding the Santana name and the quality of the design, the new Carlos brand was awarded premier floor space for its initial placement, including 25 stores in the Macy's West and Burdines chains. Needless to say, we're optimistic about its expansion.

Finally, our children's wholesale business had a mixed year. Understandably, we could not match 1999's sales of children's footwear from our Star Wars movie license. However, the groundwork we've laid in 2000 will drive meaningful sales and earnings growth in 2001 and beyond.

In 2000, we launched an umbrella branding strategy that placed the name of our children's division, Buster Brown & Co., on all kids' footwear boxes as well as on the soles of many shoes. This leverages the trust, authenticity and quality associated with the Buster Brown name, and is receiving praise from retailers and moms alike.

Looking ahead we have several new license agreements in place to capture the imagination of young consumers and their parents. For two- to eight-year-olds, we'll introduce kids' shoes featuring such popular characters as Spider-Man,

[PHOTO]
NATURALIZER STORE / NEW YORK CITY

Naturalizer stores serve as valuable brand-building vehicles for our wholesale business.

[PHOTO]
BUSTER BROWN

We've built partnerships with key retailers through our timely deliveries of great product at the right price points -- making us their provider of choice for footwear.

CHAIRMAN'S LETTER CONTINUED

Dragon Tales and Bob the Builder. What's more, we've again reached agreement with Lucasfilms Ltd. to design and market kids' shoes for the next Star Wars film, due out in 2002.

RESHAPING THE WAY WE DO BUSINESS

Although this past year's sluggish retail environment made business difficult, it was an important catalyst for change. There is a renewed sense of urgency at Brown Shoe Company and a desire to truly reshape the way we do business today and into the future. As you may remember, the old Brown Group was a mini-conglomerate -- a loose federation of unrelated specialty retail businesses that maintained their own infrastructures. During the 1990s, we shifted to a single-purpose footwear company, and many of those businesses were divested, taking their infrastructures with them. But a fair amount of redundancy remained.

As a company dedicated to footwear, we now have an opportunity to build enterprise-wide systems to support our businesses. In addition, our goal is to raise operating margins. Starting with improving inventory utilization and our logistics network, we're building solutions to support our entire retail and wholesale businesses today and into the future. We also see opportunities to eliminate redundant infrastructure. By next year's letter, I'll be able to outline our achievements.

E-INITIATIVES.

As I stated last year, we believe that Brown Shoe is well positioned to turn e-initiatives into vehicles to grow sales and add profits. Our naturalizeronline.com site, for example, is merchandised just like one of our stores, taking advantage of existing inventory and existing order fulfillment capability to ship shoes to consumers. The site functions as a retail outlet for the online consumer, another brand-building vehicle for Naturalizer, and a profit center for the company.

In November 2000, we purchased a controlling interest in Shoes.com, Inc., an existing e-tailing company that was ready for expansion. Again, using our existing inventory, distribution network and information systems, we are relaunching the shoes.com site as a mega-brand footwear site. In addition, we're introducing famousfootwear.com as an e-tailing Famous Footwear store -- both are due to go live in spring 2001.

CHAIRMAN'S LETTER CONTINUED

CONTINUING THE PROGRESS.

We've made solid progress over the past year. Yet, we have much more work to do in 2001 and beyond in order to meet our commitment to consistently deliver double-digit growth in earnings.

First and foremost, our strategy is product leadership. At Brown Shoe we're building a culture dedicated to having the right product, at the right price, for the right tier of distribution to drive both our retail and wholesale businesses. This dedication to creating compelling footwear will continue to increase market share in all our businesses. To this end, I extend a special thanks to our many talented line builders who are designing great-looking shoes, to our buying teams who are identifying and selecting the best styles, and to our international sourcing employees who delivered a record on-time shipment performance while setting a new benchmark for quality.

From the day I took over as Chairman in January 1999, I have said that we have yet to see the performance that Brown Shoe is truly capable of achieving. With our strategy that focuses resources on our growth areas, targets improvements in operating margin, and seeks greater synergies between our retail and wholesale businesses, we can succeed in delivering greater value to our shareholders and customers alike.

Thank you for your continued support.

/s/ Ronald A. Fromm

Ronald A. Fromm, Chairman, President and Chief Executive Officer

RETAIL

                1,400 RETAIL LOCATIONS
                120 MILLION CUSTOMERS

We are committed to growing market share for our retail businesses - bringing our consumers "must-have" footwear, in a dynamic shopping environment, at outstanding values that draw them back again and again.

[PHOTO]

[PHOTO]
FAMOUS FOOTWEAR ALSO OPERATES STORES UNDER THE NAMES SUPERMARKET OF SHOES AND FACTORY BRAND SHOES.

FAMOUS FOOTWEAR

[PHOTO]
FAMOUS FOOTWEAR / COLUMBUS, OHIO

[PHOTO]
MULTI-BRAND FOCUS WALL

[PHOTO]
FRIENDLY, EXPERIENCED SALES PEOPLE

NUMBER 1 AND GROWING.

Great brands, great selection, great service and great prices once again earned Famous Footwear its Number 1 position as the leading retailer of brand-name, value-priced footwear for the American family. In fiscal 2000, Famous Footwear opened in its 50th state and passed the $1 billion sales mark for the first time in its 40-year history.

With 925 stores, Famous Footwear continues to aggressively reposition its real estate for greater profitability. In fiscal 2000, the chain added 118 new stores in high-traffic locations, like power strip-mall centers, and closed 60 lesser-performing stores.

Fiscal 2000 also brought new storefront designs to many Famous Footwear stores. These eye-catching facades help Famous Footwear stand out as an exciting shopping destination.

As Famous Footwear expands into more productive locations, it's also opening larger-format stores. Most are 8,000 to 10,000 sq. ft. in size, compared to the chain's current average of 5,900 sq. ft.

These larger Famous Footwear stores offer consumers a fun, feel-good shopping experience. Special brand focus areas reinforce the chain's ability to offer the "best" brands, and help customers quickly find the shoes they want. More than 40 percent of Famous Footwear's sales are athletics. Key brands like Nike, Skechers, New Balance, Vans, Adidas and Reebok are well featured at outstanding values. Famous Footwear also grew its junior brand offering in 2000, doing record volume with the "tween" through 20s set.

[PHOTO]
COLUMBUS AVE / NEW YORK CITY

NATURALIZER RETAIL

[PHOTO]
NATURALIZER / ST. LOUIS, MISSOURI

[PHOTO]
NATURALIZER / LONDON, ONTARIO

[PHOTO]
FX LASALLE / MONTREAL, QUEBEC

A SHOWCASE FOR THE BRAND.

The Naturalizer Retail chain's 331 U.S. and 150 Canadian store locations provide a showcase for the growing Naturalizer brand.

Filled with images from the Naturalizer advertising campaign and supported by sophisticated direct marketing, Naturalizer stores are attracting new customers to the brand. Stores are merchandised to display the breadth of the Naturalizer line, with great-looking, great-feeling shoes for all occasions. Plus, customers can count on Naturalizer to have the full range of sizes and widths.

In fiscal 2000, real estate repositioning efforts extended to Naturalizer. Forty-nine new stores opened in locations frequented by target customers.

In 2000, Naturalizer also redesigned its online store, www.naturalizeronline.com. Backed by existing inventory and the retail stores, the site is attracting its own loyal following.

Naturalizer Canada operates 129 Naturalizer stores in nine provinces and also runs a small number of shoe stores under the F.X. LaSalle and Exalt names.

RETAIL STORES

FAMOUS FOOTWEAR   Family footwear stores that feature "brand names for less,"
                  located in shopping centers, regional malls and outlet centers in the U.S.

[GRAPHIC/MAP]

NUMBER OF STORES

2000    925
1999    867
1998    827
1997    815
1996    794


NATURALIZER   Stores selling the Naturalizer brand of women's footwear,
              located in regional malls and outlet centers in the U.S. and Canada.

[GRAPHIC/MAP]

NUMBER OF STORES

2000    481
1999    486
1998    462
1997    464
1996    424

UNITED STATES
                       FAMOUS
                      FOOTWEAR        NATURALIZER
ALABAMA                   8                3
ALASKA                    3
ARIZONA                  30                7
ARKANSAS                  2
CALIFORNIA               97               34
COLORADO                 26                3
CONNECTICUT               5                7
DELAWARE                  4                1
FLORIDA                  53               33
GEORGIA                  34               11
HAWAII                    4
IDAHO                     7                1
ILLINOIS                 71               15
INDIANA                  10                7
IOWA                     16
KANSAS                   15                1
KENTUCKY                  2
LOUISIANA                 4                5
MAINE                     4                2
MARYLAND                 13               11
MASSACHUSETTS            17                7
MICHIGAN                 36               19
MINNESOTA                31               11
MISSISSIPPI               4                1
MISSOURI                 37                8
MONTANA                   2
NEBRASKA                  8                1
NEVADA                    7                4
NEW HAMPSHIRE             6                2
NEW JERSEY               10               11
NEW MEXICO                4
NEW YORK                 38               16
NORTH CAROLINA            4                7
NORTH DAKOTA              1
OHIO                     52               12
OKLAHOMA                 21                3
OREGON                   11                5
PENNSYLVANIA             44               14
RHODE ISLAND              1
SOUTH CAROLINA            7                4
SOUTH DAKOTA              2
TENNESSEE                 8                3
TEXAS                    78               29
UTAH                     12
VERMONT                   1
VIRGINIA                 13               15
WASHINGTON               19                8
WEST VIRGINIA             1                3
WISCONSIN                37                7
WYOMING                   3
GUAM                      1
PUERTO RICO               1


CANADA

                      NATURALIZER
ALBERTA                  15
BRITISH COLUMBIA         15
MANITOBA                  5
NEW BRUNSWICK             2
NEW FOUNDLAND             3
NOVA SCOTIA               7
ONTARIO                  41
QUEBEC                   56
SASKATCHEWAN              6

WHOLESALE

[PHOTO]
                60 MILLION PAIRS

We are intensely focused on product - having the right shoes, at the right price, for the right tier of distribution. This philosophy drives our business. You'll find our shoes in department stores, specialty stores, mass merchants and in our own Famous Footwear and Naturalizer stores.

[PHOTO]
NEW FROM NATURALIZER / MODERN SPORT CASUALS

NATURALIZER

[PHOTO]
FOCUS SHOP / MACY'S / KINGS PLAZA, BROOKLYN, NY

[PHOTO]
NATIONAL ADVERTISING

TAKE A FRESH LOOK.

At Naturalizer, fashion is in full swing -- exceeded only by the brand's legendary comfort features.

Now in its second year, Naturalizer's new brand image campaign continues to attract younger women to the brand. These women have more disposable income, greater purchasing power and love to buy shoes! Their desire for fashion-right, yet comfortable, shoes is answered by Naturalizer's new image and footwear collection.

As a result, Naturalizer is expanding its market share within the better footwear segment. The brand is also growing its presence in department store chains, gaining highly prized brand focus areas like the one at Macy's, shown at left.

Naturalizer also is taking the lead on certain fashion trends, like the retro-inspired sport-chic shoe pictured, opposite page. Naturalizer spotted the trend and tested it in Naturalizer Retail stores, where the shoes quickly became top sellers. In 2001, the brand introduces this new category, called "modern sport casuals," into department stores.

[PHOTO]

LIFESTRIDE

LIFESTRIDE

[PHOTO]
NATIONAL ADVERTISING

[PHOTO]
POINT-OF-PURCHASE DISPLAY

FASHION-RIGHT AT A GREAT PRICE.

LifeStride is the industry's premier entry-level department store brand -- affordably priced and fashion-right -- for the woman who buys footwear to accessorize her new clothes.

Repositioning LifeStride to match seasonal ready-to-wear clothing has the brand growing again. Retailers and consumers alike are delighted with the brand's innovative colors and revolutionary materials. By offering beautifully styled shoes, like the tweed and patent sling-back, opposite page, or the strappy sandals featured in the brand advertising, left, LifeStride has strengthened its reputation for the right fashion at the right price point.

Advertising and point-of-purchase displays, left, reinforce the link between today's fashion and LifeStride footwear.

[PHOTO]
PRIVATE LABEL

The women's private label group delivered more than 20 million pairs of right-styled women's shoes into all tiers of distribution in fiscal 2000. From strategic partnerships with Payless ShoeSource and Wal-Mart to better footwear for Nordstrom's catalogs and Talbots, they've proven their ability to make on-time delivery of great product at the right price.

LICENSED BRANDS

[PHOTO]
MACY'S / LAS VEGAS, NEVADA

[PHOTO]
POINT-OF-PURCHASE DISPLAY

IT'S ALL IN THE NAME.

CARLOS BY CARLOS SANTANA is our newest line of women's shoes, produced under a licensing agreement with the legendary guitarist. These high-styled shoes were showcased at the World Shoe Association show in 2000, and launched in select department stores in early 2001.

A portion of the proceeds from each sale goes to the Milagro Foundation, a nonprofit organization that supports educational efforts to help children throughout the world.

DR. SCHOLL'S FOOTWEAR has been designed and marketed by Brown Shoe since 1991. We have grown the licensed brand from the well-known exercise sandals to a complete line of comfort shoes that incorporate Dr. Scholl's footcare technologies. In 2000, we introduced shoes with the Dr. Scholl's DynaStep Inserts, which are clinically proven to relieve movement-related pain and fatigue in the foot, knee, leg and lower back.

The line is sold through mass merchants and catalog companies in the U.S. and Canada.

[PHOTO]
KIDS' CHARACTER-RELATED SHOES

BUSTER BROWN & CO.

[PHOTO]
NATIONAL ADVERTISING

[PHOTOS]
BARBIE TRADE ADVERTISING

[PHOTO]
WAL-MART / "CLUBHOUSE" POINT-OF-PURCHASE DISPLAY

A LEADER AMONG KIDS.

Buster Brown & Co., Brown Shoe's children's division, is one of the leading providers of non-athletic children's footwear, and the licensee of choice for children's character- and movie-related shoes.

Buster Brown, our flagship kids' brand, did national advertising in 2000 featuring kids and their look-alike dogs, left. The ad campaign capitalized on the authenticity and reputation of the Buster Brown brand, which is featured at Famous Footwear as well as many fine department stores.

Barbie footwear continues to rank among the top girls' shoe brands in the United States and Canada. Marketed under our long-standing partnership with Mattel, Barbie shoes are sold through mass merchants and specialty footwear stores everywhere. In 2000, our trade advertising promoted the latest Barbie footwear styles, left.

In 2000, Buster Brown & Co. launched a co-branding program to increase its name recognition. Now, kids' footwear featuring well-known licensed names like Barbie, Bob the Builder, Dragon Tales and Spider-Man are co-branded with the Buster Brown & Co. name and pledge of quality. Many shoes have the paw print of Buster Browns dog, Tige, etched into the soles.

Buster Brown & Co. also opened "clubhouse" displays at Wal-Mart stores, bottom left. These 10-14 foot-long displays carry T.R.E.A.T.S. and Airborne brand footwear for kids ages two to eight.

FOOTWEAR BRANDS

[PHOTO]

[PHOTO]

[PHOTO]

As denoted, these brands are under license from, and in most cases, are registered trademarks of:

1  Guts & Grace Records, Inc.
2  Schering-Plough Healthcare Products, Inc.
3  Mattel, Inc.
4  HIT Entertainment PLC
5  Saban Merchandising, Inc.
6  Sesame Workshop
7  Sanrio, Inc.
8  Dualstar Consumer Products L.L.C.
9 Sony Pictures Consumer Products, Inc. as agent for Aselaide Productions, Inc. 10 Nintendo of America, Inc. (for Canada only)
11 MTV Networks
12 K.K.S.M. Inc.
13 Marvel Characters, Inc.
14 Dimension Films
15 Lucasfilm Ltd.
16 Head / Penn Racquet Sports

All other brands are owned by, and in most cases, are registered trademarks of Brown Shoe Company, Inc.

WOMEN'S
AirStep
Basswood
Bootalinos
Carlos by Carlos Santana (1)
Connie
Connie Too
Dr. Scholl's (2)
Eurosole
Fanfares
LifeStride
LS Studio
Marquise
Maserati
Naturalizer
NaturalSport
NightLife
Original Dr. Scholl's (2)
TX Traction

CHILDREN'S
Airborne
Basswood
Barbie (3)
Bob the Builder (4)
Buster Brown
Chill Chasers by Buster Brown
Digimon: Digital Monsters (5)
Dragon Tales (6)
Hello Kitty (7)
Kipper (4)
Live Wires
Mary-Kate and Ashley (8)
Max Steel (9)
NASCAR Racers (5)
Pokemon (10)
Red Goose
Rugrats (11)
Sammy Sosa (12)
Spider-Man (13)
Spy Kids (14)
Star Wars (15)
Tige
T.R.E.A.T.S.

MEN'S AND ATHLETIC
Basswood
Big Country
Brown Shoe
Dr. Scholl's (2)
Nature Sole
Penn (16)
Regal
TX Traction

ANNUAL REPORT 2000     FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF OPERATIONS AND FINANCIAL CONDITION                   30

FIVE-YEAR SUMMARY OF KEY FINANCIAL INFORMATION          34

CONSOLIDATED FINANCIAL STATEMENTS                       35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              39

REPORTS ON FINANCIAL STATEMENTS                         55

SUPPLEMENTARY FINANCIAL INFORMATION                     56

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

2000 COMPARED TO 1999

In fiscal 2000, Brown Shoe Company, Inc. achieved a 5.7% increase in sales and a 4.1% increase in diluted earnings per share compared to fiscal 1999. These results reflect another year of record sales and earnings at the Famous Footwear division and a strong sales gain by the flagship Naturalizer brand at wholesale. At the same time, these sales and earnings gains fell short of planned levels as 2000 presented an overall difficult retail environment, which contributed to the relatively flat same-store sales levels at our Famous Footwear and Naturalizer Retail stores.

Net sales of $1.685 billion for the 53-week fiscal 2000 were 5.7% higher than the $1.594 billion in fiscal 1999, which included 52 weeks. Net earnings in fiscal 2000 reached $36.4 million compared to net earnings of $35.5 million in fiscal 1999, an increase of 2.5%. Diluted earnings per share of $2.04 were 4.1% higher than the $1.96 per share earned in fiscal 1999.

Famous Footwear achieved its fifth consecutive year of improved operating earnings. For the first time, Famous surpassed the $1 billion mark in sales, reporting sales of $1.034 billion in fiscal 2000, an increase of 11.4% over fiscal 1999's sales of $927.6 million. In fiscal 2000, on a comparable 52-week basis, same-store sales decreased .6%, but sales per square foot increased .6% reflecting the addition of more productive stores. In fiscal 2000, 92 new stores were opened, 26 stores were acquired with the Mil-Mar chain of stores primarily located in the Greater Milwaukee area, and 60 stores were closed. This resulted in the net addition of 58 stores. At the end of fiscal 2000, Famous operated 925 stores compared to 867 at the end of fiscal 1999. Operating earnings for fiscal 2000 were $58.0 million compared to $54.0 million in fiscal 1999, an increase of 7.4%, reflecting the higher sales and improved margins, partially offset by an increase in expenses as a percent of sales. The increased expense rate was driven by higher inventory distribution costs as a result of increasing inventory levels in the stores to meet customer demand and drive sales, and the addition of new, larger stores in power strip-malls.

In fiscal 2001, Famous Footwear intends to continue to reposition its real estate portfolio by opening 8,000-10,000 square-foot strip-mall stores, and replacing certain of its current 5,000-6,000 square-foot stores, leading to a gradual increase in the average size of the chain's stores. Famous expects to open approximately 100 new stores and close 90 in fiscal 2001.

The Company's Wholesale operations had net sales of $447.6 million in fiscal 2000, which was 4.9% lower than the $470.8 million in fiscal 1999. The decrease reflects lower sales of children's footwear compared to 1999, during which the Company had the Star Wars movie license, and lower sales of the discontinued NaturalSport brand. These declines were partially offset by an 18.6% increase in sales of the Naturalizer brand and a 12.4% increase in private label women's footwear. Operating earnings declined from $32.8 million in fiscal 1999 to $31.0 million in fiscal 2000 reflecting lower sales.

Sales at the Company's Naturalizer Retail operations, including stores in both the United States and Canada, of $203.5 million in fiscal 2000 were up 9.1% from the $186.6 million achieved in 1999. Same-store sales, on a comparable 52-week basis, increased .5% in the United States and 5.9% in Canada. An operating loss of $3.8 million was incurred in fiscal 2000, compared to a $3.7 million loss in fiscal 1999. Higher store operating costs in fiscal 2000 offset the impact of the higher sales. At the end of fiscal 2000, 481 stores were in operation including 331 in the United States and 150 in Canada.

Consolidated gross profit as a percent of sales of 40.5% in fiscal 2000 improved from 39.3% in fiscal 1999. This improvement reflects a higher margin rate at Famous Footwear and the Wholesale operations, and a higher proportion of the Company's sales being at retail, which carries a higher gross profit rate than wholesale.

Selling and administrative expenses as a percent of sales increased from 35.0% in fiscal 1999 to 36.3% in fiscal 2000. This was the result of the higher proportion of sales being at retail, and a higher expense rate at Famous Footwear and the Wholesale operations.

Interest expense increased from $17.3 million in fiscal 1999 to $18.8 million in fiscal 2000 due to higher average short-term borrowings and higher interest rates. The increased borrowings resulted from increased inventories at Famous Footwear, the acquisition of the 26 Mil-Mar stores in August 2000, and the purchase of treasury stock.

Other expense of $0.2 million in fiscal 2000 compared to other income in fiscal 1999 of $0.6 million. The variance reflects higher environmental costs in fiscal 2000.

The Company's tax provision of $16.0 million in fiscal 2000 represented an effective tax rate of 30.5%, which is slightly lower than the fiscal 1999 rate of 31.4%. The Company's effective tax rate is below the statutory United States federal rate because of earnings in the Far

30   BROWN SHOE COMPANY, INC. 2000

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

East, which are taxed at lower rates, as disclosed further in Note 4 to the consolidated financial statements.

1999 COMPARED TO 1998

Brown Shoe Company, Inc. had an impressive year in fiscal 1999, posting a 48% increase in earnings per share compared to fiscal 1998.

Net sales of $1.594 billion in fiscal 1999 were 3.5% higher than the $1.540 billion in fiscal 1998. The increased net sales reflected higher sales at Famous Footwear and the Wholesale operations. Net earnings in fiscal 1999 were $35.5 million compared to net earnings of $23.7 million in fiscal 1998. Net earnings in fiscal 1999 included a $0.7 million loss related to the withdrawal from the Pagoda International marketing division compared to a $7.5 million loss in fiscal 1998. Excluding the Pagoda International results, net earnings of the Company increased 16.0% to $36.2 million in fiscal 1999 versus $31.2 million in fiscal 1998.

Famous Footwear achieved its fourth consecutive year of improved operating earnings. Net sales of $927.6 million in fiscal 1999 increased 7.7% from $861.3 million in fiscal 1998. In fiscal 1999, same-store sales increased 2.2% and 40 net new stores were added, while sales per square foot increased 4.2%, reflecting improved store productivity from the newly opened stores versus those stores closed in the past year. Operating earnings for fiscal 1999 increased 14.4% to $54.0 million as a result of increased sales, stable gross margins, aggressive expense control and strong execution. At the end of fiscal 1999, 867 stores were in operation compared to 827 stores in fiscal 1998. During the year, 77 stores were opened and 37 stores were closed.

The Company's Wholesale operations had net sales of $470.8 million in fiscal 1999, representing a 3.0% increase over fiscal 1998. Sales of the Naturalizer brand increased 5.0% in fiscal 1999, reflecting good customer acceptance of the rejuvenated product line. In addition, fiscal 1999 sales included a strong performance of Barbie, Star Wars, and Dr. Scholl's licensed products. Operating earnings of $32.8 million in fiscal 1999 were slightly lower than the $33.5 million in fiscal 1998 due to a change in the method of determining the level of profit earned on intersegment sales to the Naturalizer Retail operations. Excluding the impact of this change, operating earnings for the Wholesale operations would have increased 5.2% in fiscal 1999, primarily due to the sales gains and improved execution in the developing and sourcing of footwear.

In the Company's Naturalizer Retail operations net sales of $186.6 million in fiscal 1999 declined slightly from $187.2 million in fiscal 1998. Same-store sales in fiscal 1999 decreased 4.1% and 2.7% in the United States and Canada, respectively. An operating loss of $3.7 million was incurred in fiscal 1999 compared to an operating profit of $0.8 million in fiscal 1998.The decrease in operating earnings resulted from the same-store sales declines and increased marketing expenses to promote the Naturalizer brand's new image. At the end of fiscal 1999, 486 stores were in operation including 347 stores in the United States and 139 stores in Canada. Domestically, the Company had a net increase of 16 stores in fiscal 1999, while Canada had a net increase of eight stores.

Consolidated gross profit as a percent of sales was 39.3% in fiscal 1999, lower than the 39.9% achieved in fiscal 1998. The decrease reflected competitive pressures at both retail and wholesale, and higher markdowns.

Selling and administrative expenses as a percent of sales improved to 35.0% in fiscal 1999 versus 35.8% in fiscal 1998 due to strong expense control throughout the Company and additional leverage of the expense base at Famous Footwear.

Interest expense of $17.3 million in fiscal 1999 decreased from $19.4 million in fiscal 1998 due to lower average borrowings and the payments of $25.0 million due on long-term debt. The lower average borrowings resulted from positive cash flow from operations and foreign cash repatriation of approximately $26 million in fiscal 1999.

Other income of $0.6 million in fiscal 1999 primarily resulted from the gain recognized from the sale of the le coq sportif business. This compared to an expense of $5.9 million in fiscal 1998, primarily from the write-off of $1.9 million in intangible assets, additional charges of $2.0 million associated with the withdrawal from the Pagoda International business, and $1.8 million of environmental costs.

The Company's tax provision of $16.3 million in fiscal 1999 represented an effective tax rate of 31.4% as compared to 37.1% in fiscal 1998. Fiscal 1998 results included a higher level of International losses on which no tax benefit was realized.

                                              2000 BROWN SHOE COMPANY, INC.   31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

IMPACT OF INFLATION

The effects of inflation on the Company have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2000, the Company's borrowing level increased as a result of increased investment in inventories at Famous Footwear, the acquisition of the Mil-Mar chain of footwear stores, treasury stock purchases, and a slightly higher level of capital expenditures. As a result, total debt increased from $172.0 million at the end of fiscal 1999 to $228.5 million at the end of fiscal 2000. The Company's ratio of debt-to-capital increased from 40.8% at the end of fiscal 1999 to 45.8% at the end of fiscal 2000.

Working capital at the end of fiscal 2000 was $266.5 million, which was $3.5 million lower than at the end of fiscal 1999. The Company's current ratio, the relationship of current assets to current liabilities, decreased from 2.2 to 1 at the end of fiscal 1999 to 1.9 to 1 at the end of fiscal 2000.

Cash provided by operating activities in fiscal 2000 was $6.4 million, compared to $39.1 million in fiscal 1999. The decrease in fiscal 2000, compared to fiscal 1999, was due to higher inventories at Famous Footwear from the opening of larger stores in power strip-mall centers and the presentation of greater product assortment in existing stores.

Cash used for investing activities in fiscal 2000 of $29.5 million included capital expenditures of $30.5 million. In fiscal 1999, capital expenditures of $28.7 million were partially offset by the proceeds received from the sale of the le coq sportif business. In both years capital expenditures were primarily for new store openings and remodelings at Famous Footwear and Naturalizer Retail.

In May 2000, the Company announced a stock repurchase program authorizing the repurchase of up to 2 million shares of the Company's outstanding common stock. In fiscal 2000 the Company repurchased 783,000 shares at a cost of $8.7 million.

In November 2000, the Company entered into a new revolving bank Credit Agreement, which provides $165.0 million in committed working capital and letter of credit financing, subject to certain borrowing base tests. The new agreement expires November 2003. As of February 3, 2001, $66.5 million was drawn under this agreement.

The Company's debt agreements contain various covenants that, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and debt-to-total capitalization, establish minimum levels of net worth, and limit the sale of assets and the level of liens and certain investments. The Company was in compliance with all of its covenants during fiscal 2000 and at fiscal year-end, and expects to continue to be in compliance based on current estimates for fiscal 2001. The Company's current borrowing capacity under the revolving bank Credit Agreement is believed to be adequate to fund its operational needs and long-term debt maturities in fiscal 2001.

The Company's long-term debt is rated Ba2 by Moody's Investors Service and BB by Standard & Poor's Corporation.

Brown Shoe Company, Inc. paid a dividend of $0.40 per share in fiscal 2000 and fiscal 1999. The 2000 dividend marked the 78th year of consecutive quarterly dividends.

FINANCIAL INSTRUMENTS

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. To address these risks, the Company enters into various hedging transactions to the extent described below. All decisions on hedging transactions are authorized and executed pursuant to the Company's policies and procedures, which do not allow the use of financial instruments for trading purposes. The Company also is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements, however, are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

A description of the Company's accounting policies for derivative instruments is included in Note 9 to the consolidated financial statements.

FOREIGN CURRENCY EXCHANGE RATES

In the normal course of business, the Company is exposed to foreign currency exchange rate risks as a result of having assets, liabilities and inventory purchase commitments outside the United States. The Company employs an established foreign currency hedging strategy to protect earnings and cash flows from the adverse impact of exchange rate movements.

32   BROWN SHOE COMPANY, INC. 2000

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

A substantial portion of inventory sourced from foreign countries is purchased in United States dollars and, accordingly, is not subject to exchange rate fluctuations. However, where the purchase price is to be paid in a foreign currency, the Company enters into foreign exchange contracts or option contracts, with maturity periods normally less than one year, to reduce its exposure to foreign exchange risk. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and demand for footwear from various locations throughout the world. The changes in market value of foreign exchange contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value of the Company's net currency positions at February 3, 2001 resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material.

Assets and liabilities outside the United States are primarily located in Canada and Hong Kong. The Company's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term, and thus are not hedged. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates was approximately $36 million at February 3, 2001. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $3.6 million. Any loss in fair value would be reflected as a cumulative translation adjustment in Other Comprehensive Income and would not impact earnings.

INTEREST RATES

The Company's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate on fixed rate debt will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. The Company had no interest rate derivative instruments outstanding at year-end and has not elected to enter into derivative instruments based on cost/benefit considerations.

Under the revolving bank Credit Agreement, the Company's only variable rate debt, outstanding borrowings as of February 3, 2001 totaled $66.5 million. A hypothetical 10% adverse change in interest rates on the average outstanding borrowings during fiscal 2000 would not be material to the Company's net earnings and cash flows.

At February 3, 2001, the fair value of the Company's long-term debt is estimated at approximately $157 million, based upon the borrowing rate currently available to the Company for financing arrangements with similar terms and maturities. Market risk is viewed as the potential change in fair value of the Company's debt resulting from a hypothetical 10% adverse change in interest rates and would be approximately $4 million at February 3, 2001.

ENVIRONMENTAL MATTERS

The Company is involved in environmental remediation and ongoing maintenance at several sites, including its closed New York tannery and its owned facility in Colorado. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. In fiscal 2000, a class-action lawsuit was filed against the Company related to the Colorado site. The Company does not believe that the ultimate outcome of this lawsuit will have a materially adverse effect on its results of operations or financial condition. At February 3, 2001, the accrued environmental liabilities for all sites total approximately $5.3 million. See
Note 12 to the consolidated financial statements for a further description of specific properties.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

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

                                              BROWN SHOE COMPANY, INC. 2000   33

FIVE-YEAR SUMMARY OF KEY FINANCIAL INFORMATION

FIVE-YEAR SUMMARY
                                                                   2000          1999            1998          1997            1996
THOUSANDS, EXCEPT PER SHARE AMOUNTS                          (53 WEEKS)    (52 WEEKS)      (52 WEEKS)    (52 WEEKS)      (52 WEEKS)
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                    $1,684,859    $ 1,594,131     $1,539,907    $ 1,569,329     $1,527,754
Cost of goods sold                                            1,002,727        967,161        925,190        988,530        958,288
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                    682,132        626,970        614,717        580,799        569,466
====================================================================================================================================
Selling and administrative expenses                             610,788        558,436        551,877        559,536        521,553
Interest expense                                                 18,823         17,349         19,383         21,756         19,327
Other (income) expense, net                                         164           (580)         5,854          1,675          1,361
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                              52,357         51,765         37,603         (2,168)        27,225
Income tax provision                                             15,992         16,264         13,934         18,728          6,910
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $   36,365    $    35,501     $   23,669    $   (20,896)    $   20,315
====================================================================================================================================

RETURNS FROM OPERATIONS
   Return on net sales                                              2.2%           2.2%           1.5%          (1.3%)          1.3%
   Return on beginning shareholders' equity                        14.5%          16.3%          11.9%          (8.8%)          8.8%
   Return on average invested capital                               7.5%           7.9%           5.3%          (4.2%)          4.1%

DIVIDENDS PAID                                               $    7,202    $     7,295     $    7,223    $    15,323     $   17,956

CAPITAL EXPENDITURES                                             30,528         28,688         22,747         21,727         21,044

PER COMMON SHARE
Basic net earnings (loss)                                    $     2.06    $      1.99     $     1.34    $     (1.19)    $     1.16
Diluted net earnings (loss)                                        2.04           1.96           1.32          (1.19)          1.15
Dividends paid                                                      .40            .40            .40            .85           1.00
Shareholders' equity                                              15.46          13.69          11.95          11.04          13.19

FINANCIAL POSITION
Receivables, net                                             $   64,403    $    68,236     $   67,815    $    77,355     $   90,246
Inventories, net                                                427,830        365,989        362,274        380,177        398,803
Working capital                                                 266,541        270,005        250,939        260,437        301,020
Property and equipment, net                                      90,605         84,600         82,178         82,744         85,380
Total assets                                                    740,069        650,338        655,232        694,988        722,375
Long-term debt and capitalized lease obligations                152,037        162,034        172,031        197,027        197,025
Shareholders' equity                                            269,972        249,945        217,174        199,190        237,037
Average common shares outstanding--Basic                         17,670         17,859         17,692         17,591         17,531
Average common shares outstanding--Diluted                       17,846         18,125         17,943         17,841         17,725
------------------------------------------------------------------------------------------------------------------------------------

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

34   BROWN SHOE COMPANY, INC. 2000

                                               CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS                                          FEBRUARY 3, 2001  JANUARY 29, 2000
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                               $  50,491         $  34,158
Receivables, net of allowance of $5,863 in 2000 and $8,088 in 1999                                         64,403            68,236
Inventories, net of adjustment to last-in, first-out cost of $11,433 in 2000 and $11,709 in 1999          427,830           365,989
Deferred income taxes                                                                                       5,630             9,376
Prepaid expenses and other current assets                                                                  14,378            10,015
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                      562,732           487,774
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                                                      39,936            39,028
Other assets                                                                                               46,796            38,936
Property and equipment, net                                                                                90,605            84,600
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $ 740,069         $ 650,338
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                                                           $  66,500         $      --
Trade accounts payable                                                                                    127,887           113,820
Employee compensation and benefits                                                                         36,057            35,727
Other accrued expenses                                                                                     53,897            53,820
Income taxes                                                                                                1,850             4,402
Current maturities of long-term debt                                                                       10,000            10,000
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                 296,191           217,769
------------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt, including capitalized lease obligations                                                   152,037           162,034
Deferred income taxes                                                                                       7,678             8,416
Other liabilities                                                                                          14,191            12,174
------------------------------------------------------------------------------------------------------------------------------------
Total other liabilities                                                                                   173,906           182,624
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Preferred stock, $1.00 par value, 1,000,000 shares authorized; no shares outstanding
Common stock, $3.75 par value, 100,000,000 shares authorized; 17,460,772 and                                   --                --
     18,262,990 shares outstanding                                                                         65,477            68,486
Additional capital                                                                                         46,578            49,153
Unamortized value of restricted stock                                                                      (2,386)           (3,566)
Accumulated other comprehensive loss                                                                       (7,138)           (6,034)
Retained earnings                                                                                         167,441           141,906
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                                269,972           249,945
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                              $ 740,069         $ 650,338
====================================================================================================================================

See notes to consolidated financial statements.


                                                2000 BROWN SHOE COMPANY, INC. 35

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED EARNINGS

THOUSANDS, EXCEPT PER SHARE AMOUNTS                                          2000                     1999                      1998
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                             $ 1,684,859              $ 1,594,131               $ 1,539,907
Cost of goods sold                                                      1,002,727                  967,161                   925,190
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                              682,132                  626,970                   614,717
------------------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                                       610,788                  558,436                   551,877
Interest expense                                                           18,823                   17,349                    19,383
Other (income) expense, net                                                   164                     (580)                    5,854
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                               52,357                   51,765                    37,603
Income tax provision                                                       15,992                   16,264                    13,934
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                          $    36,365              $    35,501               $    23,669
====================================================================================================================================
BASIC NET EARNINGS PER COMMON SHARE                                   $      2.06              $      1.99               $      1.34
====================================================================================================================================
DILUTED NET EARNINGS PER COMMON SHARE                                 $      2.04              $      1.96               $      1.32
====================================================================================================================================

See notes to consolidated financial statements.

36 BROWN SHOE COMPANY, INC. 2000

                                               CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOWS

THOUSANDS                                                                                      2000            1999            1998
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                               $ 36,365        $ 35,501        $ 23,669
Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                                                        23,953          25,547          26,943
        Loss on disposal or impairment of facilities and equipment                            2,117           1,567             961
        Provision for losses on accounts receivable                                           1,554           2,234           2,772
        Changes in operating assets and liabilities:
         Receivables                                                                          2,279          (3,769)          6,768
         Inventories                                                                        (61,841)         (3,715)         17,903
         Prepaid expenses and other current assets                                             (617)          2,761           9,100
         Trade accounts payable and accrued expenses                                         14,474         (12,627)          2,904
         Income taxes                                                                        (2,552)         (4,949)         (5,553)
        Other, net                                                                           (9,301)         (3,410)         (6,587)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                     6,431          39,140          78,880
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                                        (30,528)        (28,688)        (22,747)
Proceeds from sale of le coq sportif                                                          1,007           9,538              --
Proceeds from sales of fixed assets                                                              --              14              58
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                       (29,521)        (19,136)        (22,689)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in short-term notes payable                                              66,500              --         (54,000)
Debt issuance costs                                                                          (1,203)             --              --
Repayments of long-term debt                                                                (10,000)        (25,000)             --
Payments for purchase of treasury stock                                                      (8,699)                             --
Proceeds from issuance of common stock                                                           27             917             428
Dividends paid                                                                               (7,202)         (7,295)         (7,223)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                             39,423         (31,378)        (60,795)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                             16,333         (11,374)         (4,604)
Cash and cash equivalents at beginning of year                                               34,158          45,532          50,136
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                   $ 50,491        $ 34,158        $ 45,532
====================================================================================================================================

See notes to consolidated financial statements.

                                                2000 BROWN SHOE COMPANY, INC. 37

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                            UNAMORTIZED       ACCUMULATED
                                         COMMON  STOCK                         VALUE OF             OTHER                     TOTAL
THOUSANDS, EXCEPT NUMBER OF SHARES    --------------------    ADDITIONAL     RESTRICTED     COMPREHENSIVE    RETAINED  SHAREHOLDERS'
AND PER SHARE AMOUNTS                 SHARES       DOLLARS       CAPITAL          STOCK     INCOME (LOSS)    EARNINGS        EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 31, 1998           18,049,327     $ 67,685      $ 47,036       $ (4,358)       $  (8,427)     $ 97,254    $ 199,190
===================================================================================================================================
Net earnings                                                                                                    23,669       23,669
Currency translation adjustment                                                                     (415)                      (415)
-----------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                                                                        23,254
Dividends ($0.40 per share)                                                                                     (7,223)      (7,223)
Stock issued under employee
 benefit plans                         27,138          102           326                                                        428
Stock issued under restricted
 stock plan, net                       91,875          344           881         (1,225)                                         --
Amortization of deferred
 compensation under
 restricted stock plan                                                            1,525                                       1,525
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 30, 1999           18,168,340     $ 68,131      $ 48,243       $ (4,058)       $  (8,842)     $113,700    $ 217,174
===================================================================================================================================
Net earnings                                                                                                    35,501       35,501
Currency translation adjustment                                                                    2,808                      2,808
-----------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                                                                        38,309
Dividends ($0.40 per share)                                                                                     (7,295)      (7,295)
Stock issued under employee
 benefit plans                         56,150          210           707                                                        917
Stock issued under restricted
 stock plan, net                       38,500          145           203           (348)                                         --
Amortization of deferred
 compensation under
 restricted stock plan                                                              840                                         840
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 29, 2000           18,262,990     $ 68,486      $ 49,153       $ (3,566)       $  (6,034)     $141,906    $ 249,945
===================================================================================================================================
Net earnings                                                                                                    36,365       36,365
Currency translation adjustment                                                                   (1,104)                    (1,104)
-----------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income                                                                                                        35,261
Dividends ($0.40 per share)                                                                                     (7,202)      (7,202)
Treasury stock acquired              (783,000)      (2,936)       (2,135)                                       (3,628)      (8,699)
Stock issued under employee
 benefit plans                          2,282            9            18                                                         27
Stock issued (forfeited) under
 restricted stock plan, net           (21,500)         (82)         (458)           540                                          --
Amortization of deferred
 compensation under
 restricted stock plan                                                              640                                         640
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE FEBRUARY 3, 2001           17,460,772     $ 65,477      $ 46,578       $ (2,386)       $  (7,138)     $167,441    $ 269,972
===================================================================================================================================

See notes to consolidated financial statements.

38 BROWN SHOE COMPANY, INC. 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Brown Shoe Company, Inc. ("the Company"), founded in 1878, is a footwear retailer and wholesaler. The Company's shares trade under the "BWS" symbol on the New York and Chicago Stock Exchanges.

The Company provides a broad offering of branded, licensed and private label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,406 retail shoe stores in the United States and Canada primarily under the Famous Footwear, Naturalizer and F. X. LaSalle names. In addition, through its Wholesale divisions, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. In fiscal 2000, approximately 73% of the Company's sales were at retail, compared to 70% in 1999 and 68% in 1998. See
Note 5 for additional information regarding the Company's business segments.

CONSOLIDATION

The consolidated financial statements include the accounts of Brown Shoe Company, Inc. and its wholly-owned and majority-owned subsidiaries, after the elimination of intercompany accounts and transactions. The accounts of the Brown Pagoda division are consolidated as of December 31.

ACCOUNTING PERIOD

The Company's fiscal year is the 52- or 53-week period ending the Saturday nearest to January 31. Fiscal years 2000, 1999 and 1998 ended on February 3, 2001, January 29, 2000, and January 30, 1999, respectively. Fiscal year 2000 included 53 weeks and fiscal years 1999 and 1998 each included 52 weeks.

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

INVENTORIES

All inventories are valued at the lower of cost or market, with 94% of consolidated inventories using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $11.4 million and $11.7 million higher at February 3, 2001, and January 29, 2000, respectively.

COMPUTER SOFTWARE COSTS

The Company capitalizes in Other Assets certain costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use.

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

COMPREHENSIVE INCOME

Comprehensive Income includes all changes in equity except those resulting from investments by owners and distributions to owners. The Accumulated Other Comprehensive Loss for the Company is comprised solely of cumulative foreign currency translation adjustments.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes compensation expense related to stock appreciation units, the stock performance plan and restricted stock grants. No compensation

                                                2000 BROWN SHOE COMPANY, INC. 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expense is recorded for stock options granted at market value. The Company has elected to apply the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), by making pro forma disclosures of net earnings and earnings per share to reflect the fair value of stock options as if SFAS No. 123 had been adopted.

RECLASSIFICATIONS

In fiscal 2000, the Company began reporting royalty income, previously reflected in Other Income, in Net Sales. Accordingly, royalty income reflected in Other Income in 1999 and 1998 of $1.6 million and $1.4 million, respectively, has been reclassified to Net Sales.

[2] EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share amounts):

                                  2000           1999           1998
------------------------------------------------------------------------------
NUMERATOR
Net earnings                   $36,365        $35,501        $23,669
==============================================================================
DENOMINATOR (SHARES)
Denominator for basic
 earnings per
 common share                   17,670         17,859         17,692
Dilutive effect of
 unvested restricted
 stock and stock
 options                           176            266            251
------------------------------------------------------------------------------
Denominator for diluted
 earnings per
 common share                   17,846         18,125         17,943
==============================================================================
Basic earnings per
 common share                  $  2.06        $  1.99        $  1.34
==============================================================================
Diluted earnings per
 common share                  $  2.04        $  1.96        $  1.32
==============================================================================

[3] RETIREMENT AND OTHER BENEFIT PLANS

The Company's pension plans cover substantially all full-time United States employees. Under the plans, salaried, management and certain hourly employees' pension benefits are based on the employee's highest consecutive five years of compensation during the 10 years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations.

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

The following table sets forth the plans' changes in benefit obligations and plan assets as well as amounts recognized in the Company's Consolidated Balance Sheets at February 3, 2001, and January 29, 2000 (in thousands):

40 BROWN SHOE COMPANY, INC. 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                   PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                                                                   ----------------    -----------------------------
                                                                                  2000           1999           2000           1999
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                                      $  99,356      $ 120,904      $   5,666      $   6,691
Service cost                                                                     4,431          4,626              4              5
Interest cost                                                                    7,497          7,316            354            378
Plan participants' contributions                                                    --             --            323            329
Plan amendments                                                                     --             47           (731)            --
Actuarial (gain) loss                                                            6,405        (18,737)           153           (682)
Gross benefits paid                                                             (7,763)       (14,800)          (807)        (1,055)
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                            $ 109,926      $  99,356      $   4,962      $   5,666
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year                               $ 151,114      $ 157,707      $      --      $      --
Actual return on plan assets                                                    17,667          3,982             --             --
Employer contributions                                                             371          4,225            484            727
Plan participant's contributions                                                    --             --            323            328
Gross benefits paid                                                             (7,763)       (14,800)          (807)        (1,055)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                     $ 161,389      $ 151,114      $      --      $      --
-----------------------------------------------------------------------------------------------------------------------------------
Funded status at end of year                                                 $  51,463      $  51,758      $  (4,962)     $  (5,666)
Unrecognized net actuarial gain                                                (12,924)       (13,238)        (1,092)        (1,708)
Unrecognized prior service cost                                                    458            508           (523)            (1)
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                                         $  38,997      $  39,028      $  (6,577)     $  (7,375)
===================================================================================================================================
Amounts recognized in the consolidated balance sheets consist of:
 Prepaid benefit cost                                                        $  45,340      $  43,769      $      --      $      --
 Accrued benefit cost                                                           (6,343)        (4,741)        (6,577)        (7,375)
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                                         $  38,997      $  39,028      $  (6,577)     $  (7,375)
===================================================================================================================================

Net periodic benefit cost (income) for 2000, 1999 and 1998 included the following components (in thousands):

                                                         PENSION BENEFITS                    OTHER POSTRETIREMENT BENEFITS
                                             -------------------------------------      ------------------------------------
                                                 2000          1999           1998          2000          1999          1998
----------------------------------------------------------------------------------------------------------------------------
Service cost                                 $  4,431      $  4,626       $  4,009      $      4      $      5      $      4
Interest cost                                   7,497         7,316          7,300           354           378           447
Expected return on assets                     (11,709)      (12,859)       (11,884)           --            --            --
Amortization of:
  Actuarial (gain) loss                           133           108             --          (462)         (562)         (939)
  Prior service cost                               50            80             16          (209)           (1)           (9)
  Transition asset                                 --            --           (547)           --            --            --
Settlement cost                                    --           750            700            --            --            --
----------------------------------------------------------------------------------------------------------------------------
Total net periodic benefit cost (income)     $    402      $     21       $   (406)     $   (313)     $   (180)     $   (497)
============================================================================================================================

                                                2000 BROWN SHOE COMPANY, INC. 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                            OTHER POSTRETIREMENT
                                     PENSION BENEFITS               BENEFITS
                                 -----------------------------------------------
                                  2000           1999        2000          1999
--------------------------------------------------------------------------------
WEIGHTED-AVERAGE
ASSUMPTIONS
Discount rate                    7.00%          7.75%       7.00%         7.75%
Expected return on
 plan assets                     9.50%          9.50%         n/a           n/a
Rate of compensation
 increase                        4.50%          4.75%         n/a           n/a
--------------------------------------------------------------------------------

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed. A one-percentage-point change in assumed health care cost trend rates would not have a material impact on service and interest cost and the postretirement benefit obligation.

The Company also maintains an unfunded supplemental Executive Retirement Plan. The projected benefit obligation was $10.7 million and the accumulated benefit obligation was $6.3 million as of February 3, 2001 and $7.9 million and $4.7 million, respectively, as of January 29, 2000.

The Company's defined contribution 401(k) plan covers salaried and certain hourly employees. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employees salary. The Company's expense for this plan was $2.6 million in 2000, $2.7 million in 1999 and $2.8 million in 1998.

[4] INCOME TAXES

The components of earnings before income taxes consisted of domestic earnings before income taxes of $28.7 million, $28.8 million and $25.2 million, in 2000, 1999 and 1998, respectively, and foreign earnings before income taxes of $23.7 million, $23.0 million, and $12.4 million in 2000, 1999 and 1998, respectively.

The components of income tax expense (benefit) were as follows (in thousands):

                               2000              1999              1998
----------------------------------------------------------------------------
FEDERAL
Currently payable          $  8,346          $  9,391          $  9,373
Deferred                      1,836             1,920              (662)
----------------------------------------------------------------------------
                             10,182            11,311             8,711
STATE                         2,342               913             1,626
FOREIGN                       3,468             4,040             3,597
----------------------------------------------------------------------------
Total income tax
 expense                   $ 15,992          $ 16,264          $ 13,934
============================================================================

The Company made federal, state and foreign tax payments of $13.9 million, $15.4 million and $13.7 million in fiscal 2000, 1999 and 1998, respectively.

The differences between the tax expense reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% were as follows (in thousands):

                                   2000               1999               1998
--------------------------------------------------------------------------------
Income taxes at
 statutory rate                $ 18,325           $ 18,117           $ 13,161
State income taxes,
 net of federal
 tax benefit                      1,522                593              1,057
Foreign tax less
 than domestic rate              (4,790)            (4,843)            (2,913)
Foreign operating
 losses with no
 benefit provided                   172                603              2,347
Provision for foreign
 cash repatriation                   --              1,200                 --
Other                               763                594                282
--------------------------------------------------------------------------------
Total income tax
 expense                       $ 15,992           $ 16,264           $ 13,934
================================================================================


42 BROWN SHOE COMPANY, INC. 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Significant components of the Company's deferred income tax assets and liabilities were as follows (in thousands):

                                         FEBRUARY 3,        JANUARY 29,
                                                2001               2000
------------------------------------------------------------------------
DEFERRED TAX ASSETS
Employee benefits, compensation
 and insurance                              $  6,077           $  5,943
Allowance for doubtful accounts                1,682              2,835
Inventory capitalization and
 inventory reserves                            3,531              4,365
Postretirement and postemployment
 benefit plans                                 2,746              3,095
Other                                          9,863              9,232
------------------------------------------------------------------------
Total deferred tax assets                     23,899             25,470

DEFERRED TAX LIABILITIES
Retirement plans                             (14,159)           (13,833)
LIFO inventory valuation                      (9,711)            (8,978)
Other                                         (2,077)            (1,699)
------------------------------------------------------------------------
Total deferred tax liabilities               (25,947)           (24,510)
------------------------------------------------------------------------
Net deferred tax asset (liability)          $ (2,048)          $    960
========================================================================

As of February 3, 2001, no deferred taxes have been provided on the undistributed earnings of the Company's Canadian subsidiary. It is anticipated no additional United States tax would be incurred if the accumulated Canadian earnings were distributed given the current United States and Canadian income tax rates. No deferred taxes have been provided on the accumulated unremitted earnings of the Company's other foreign subsidiaries as of February 3, 2001. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so. In the event these other foreign entities' earnings were distributed, it is estimated U.S. taxes, net of available foreign tax credits, of approximately $7.5 million would be due.

[5] BUSINESS SEGMENT INFORMATION

The Company's reportable segments include Famous Footwear, Wholesale operations, and Naturalizer Retail.

Famous Footwear, which represents the Company's largest division, operated 925 stores at the end of fiscal 2000, selling branded footwear for the entire family.

Wholesale operations source and market branded, licensed and private label footwear primarily to department stores, mass-merchandisers and company-owned Naturalizer Retail stores and Famous Footwear.

Naturalizer Retail specialty store operations included 331 stores in the United States and 150 stores in Canada at year-end.

The "Other" segment includes the corporate assets and general and administrative expenses, which are not allocated to the operating units. Fiscal 2000 also included the Company's investment in Shoes.com, Inc., a footwear e-commerce company. Fiscal 1999 and 1998 included the Scholze Tannery business, which was sold at the end of fiscal 1999, and Pagoda International, the Company's international marketing division, which was liquidated in fiscal 1999.

The Company's reportable segments are operating units that market to different customers and are each managed separately as they distribute their products on a retail or wholesale basis. An operating segment's performance is evaluated and resources allocated based on operating profit. Operating profit represents gross profit less selling and administrative expenses and other operating income or expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are generally recorded at a profit to the selling division. All intersegment profits related to inventory on hand at the purchasing division are eliminated against the earnings of the selling division.

In fiscal 1999, the Company revised its method of determining the level of profit to be earned on intersegment sales from the Wholesale operations to Naturalizer Retail. The change resulted in an increase to operating profit of $2.4 million in fiscal 1999 for Naturalizer Retail and a corresponding decrease to operating profit for the Wholesale operations.

                                                2000 BROWN SHOE COMPANY, INC. 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       FAMOUS       WHOLESALE     NATURALIZER
THOUSANDS                            FOOTWEAR      OPERATIONS          RETAIL            OTHER            TOTAL
----------------------------------------------------------------------------------------------------------------
FISCAL 2000
External sales                     $1,033,747      $  447,588      $  203,524       $       --       $1,684,859
Intersegment sales                         --         187,842              --               --          187,842
Depreciation and amortization          14,864           2,860           4,701            1,528           23,953
Operating profit (loss)                58,032          30,986          (3,765)         (13,680)          71,573
Operating segment assets              403,520         199,708          86,371           50,470          740,069
Capital expenditures                   18,683           1,859           8,672            1,314           30,528
----------------------------------------------------------------------------------------------------------------

FISCAL 1999
External sales                     $  927,626      $  470,787      $  186,621       $    9,097       $1,594,131
Intersegment sales                         --         170,834              --               --          170,834
Depreciation and amortization          16,030           3,464           4,340            1,713           25,547
Operating profit (loss)                54,022          32,791          (3,655)         (15,487)          67,671
Operating segment assets              332,680         194,910          76,334           46,414          650,338
Capital expenditures                   18,287           1,762           8,309              330           28,688
----------------------------------------------------------------------------------------------------------------

FISCAL 1998
External sales                     $  861,329      $  457,312      $  187,201       $   34,065       $1,539,907
Intersegment sales                         --         188,969              --               --          188,969
Depreciation and amortization          13,902           5,961           3,972            3,108           26,943
Operating profit (loss)                47,235          33,480             784          (20,600)          60,899
Operating segment assets              316,628         208,779          76,896           52,929          655,232
Capital expenditures                   14,794           1,968           5,864              121           22,747
----------------------------------------------------------------------------------------------------------------

                                         2000         1999            1998
--------------------------------------------------------------------------
RECONCILIATION OF
OPERATING PROFIT TO
EARNINGS BEFORE
INCOME TAXES:
Total operating profit               $ 71,573      $ 67,671       $ 60,899
Interest expense                       18,823        17,349         19,383
Non-operating other
 (income) expense                         393        (1,443)         3,913
--------------------------------------------------------------------------
Earnings before
 income taxes                        $ 52,357      $ 51,765       $ 37,603
==========================================================================

For geographic purposes, the domestic operations include the wholesale distribution of branded, licensed and private label footwear to a variety of retail customers, and nationwide operation of the Famous Footwear and Naturalizer chains of footwear stores.

The Company's foreign operations primarily consist of wholesale distribution operations in the Far East, and wholesaling and retailing in Canada. The Far East operations include "first-cost" operations, where footwear is sold at foreign ports to customers who then import the footwear into the United States.

44 BROWN SHOE COMPANY, INC. 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company's net sales and long-lived assets by geographic area were as follows (in thousands):

                                 2000              1999              1998
--------------------------------------------------------------------------
NET SALES
United States             $ 1,397,536       $ 1,282,067       $ 1,223,281
Far East                      215,079           236,451           223,986
Canada                         74,127            75,340            74,503
Latin America,
 Europe and other                  25             1,980            25,728
Inter-area transfers           (1,908)           (1,707)           (7,591)
--------------------------------------------------------------------------
                          $ 1,684,859       $ 1,594,131       $ 1,539,907
==========================================================================
LONG-LIVED ASSETS
United States             $   153,910       $   138,651       $   127,636
Far East                       11,628            12,045            12,622
Canada                         11,664            11,709            10,894
Latin America,
 Europe and other                 135               159             6,697
--------------------------------------------------------------------------
                          $   177,337       $   162,564       $   157,849
==========================================================================

Long-lived assets consisted primarily of property and equipment, prepaid pension costs, goodwill, trademarks and other assets.

[6] PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

                                     FEBRUARY 3,     JANUARY 29,
                                            2001            2000
----------------------------------------------------------------
Land and buildings                     $  31,004       $  30,493
Leasehold improvements                    67,543          57,458
Furniture, fixtures and equipment        147,061         143,121
----------------------------------------------------------------
                                         245,608         231,072
Allowances for depreciation
and amortization                        (155,003)       (146,472)
----------------------------------------------------------------
                                       $  90,605       $  84,600
================================================================

Under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," charges included in selling and administrative expense for impaired assets of $1.1 million, $1.3 million and $0.1 million were recognized in fiscal 2000, 1999 and 1998, respectively. Fair value was based on estimated future cash flows to be generated by retail stores, discounted at a market rate of interest.

[7] LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS

Long-term debt, including capitalized lease obligations, net of unamortized discounts, consisted of the following (in thousands):

                                         FEBRUARY 3,   JANUARY 29,
                                                2001          2000
------------------------------------------------------------------
9.5% Senior Notes due 2006                  $100,000      $100,000
7.36% Senior Notes, payments of
 $10,000 due annually through 2003            30,000        40,000
7.07%-8.83% Debentures due 2002               18,548        18,547
7.125% Debentures due 2003                    10,000        10,000
Capitalized lease obligations                  3,489         3,487
------------------------------------------------------------------
                                            $162,037      $172,034
==================================================================

Maturities of long-term debt and capitalized lease obligations for 2001 through 2005 are: 2001--$10.0 million; 2002--$28.6 million; 2003--$20.0 million;
2004--$0.5 million, and 2005--$0.6 million.

The Company's 9.5% Senior Notes are due in 2006. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2001.

In November 2000, the Company entered into a new revolving bank Credit Agreement, which provides $165.0 million in committed working capital and letter of credit financing. The new agreement expires November 2003. Interest on borrowings under the Credit Agreement is at varying rates and at the Company's option based on one of the following: the LIBOR rate, the BankOne, N.A. corporate base rate, or the federal funds rate. A facility fee, 0.375% at February 3, 2001, based on the Company's leverage ratio, is payable on the entire amount of the facility. At February 3, 2001, the Company had $66.5 million of short-term borrowings outstanding and approximately $14.3 million in letters of credit outstanding under the revolving bank Credit Agreement.

The Company's Canadian operations maintain uncommitted lines of credit totaling approximately $5.3 million, with letters of credit outstanding of approximately $3.0 million as of February 3, 2001.

The Company's debt agreements contain various covenants that, among other things, require the maintenance of certain financial ratios related to fixed charge coverage, EBITDA to total indebtedness and total debt to capital, establish minimum levels of net worth, establish limitations on indebtedness, certain types of payments including dividends, liens and

                                                2000 BROWN SHOE COMPANY, INC. 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

investments, and limit the use of proceeds of asset sales. The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% unsecured Senior Notes are guaranteed by certain wholly-owned domestic subsidiaries and the Canadian subsidiary of the Company.

The maximum amount of short-term borrowings under the revolving bank credit arrangements at the end of any month was $86.0 million in 2000 and $38.0 million in 1999. The average short-term borrowings during the year were $36.1 million in 2000 and $15.8 million in 1999. The weighted average interest rates approximated 8.3% in 2000 and 6.8% in 1999.

Cash payments of interest for fiscal 2000, 1999 and 1998 were $18.3 million, $18.0 million and $20.1 million, respectively.

[8] LEASES

The Company leases all of its retail locations and certain other equipment and facilities. Over 60 percent of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense from continuing operations for operating leases amounted to (in thousands):

                             2000          1999          1998
-------------------------------------------------------------
Minimum payments         $ 99,107      $ 90,366      $ 87,473
Contingent payments         2,831         2,844         2,489
-------------------------------------------------------------
                         $101,938      $ 93,210      $ 89,962
=============================================================

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at February 3, 2001 (in thousands):

-----------------------------------------
2001                            $ 107,389
2002                               94,476
2003                               81,116
2004                               65,663
2005                               43,567
Thereafter                         98,894
-----------------------------------------
Total minimum lease payments    $ 491,105
=========================================

The Company is contingently liable for lease commitments of approximately $28 million, which primarily relate to the Cloth World and Meis specialty retailing chains, which were sold.

[9] DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce its exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are foreign exchange contracts and foreign currency options. Periodically, interest rate swaps and interest rate futures are utilized. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements are, however, major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

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

The fair value of the Company's derivative financial instruments consisted of the following (in thousands of U.S. dollars):

                                       FEBRUARY 3,  JANUARY 29,
                                              2001         2000
---------------------------------------------------------------
DELIVERABLE FINANCIAL INSTRUMENTS
Italian lira                               $13,000      $10,700
Canadian dollars                             3,600        4,500
Spanish peseta and other currencies          2,900        1,900

NON-DELIVERABLE FINANCIAL INSTRUMENTS
New Taiwanese dollars                        6,400        7,300
---------------------------------------------------------------
                                           $25,900      $24,400
===============================================================

The unrealized gains or losses related to these instruments, based on dealer-quoted prices, were a $0.5 million gain and a $0.6 million loss at February 3, 2001, and January 29, 2000, respectively.

Realized gains and losses on financial instruments used as hedges of inventory purchases are included in the basis of the inventory and are recognized in income as a component of cost of goods sold in the period in which the related inventory is sold. Material gains and losses on financial instruments hedging forecasted

46 BROWN SHOE COMPANY, INC. 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

purchases are recorded in income in the period the value of the instruments change.

The Company had no interest rate derivative instruments outstanding at February 3, 2001, and January 29, 2000.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The statement, which was amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," is effective for the Company beginning in fiscal 2001. SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in Other Comprehensive Income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings. Based on the Company's derivative positions at February 3, 2001, the Company does not believe that adoption of SFAS 133 will have a significant effect on earnings or the financial position of the Company.

[10] FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at February 3, 2001, and January 29, 2000, are (in thousands):

                               2000                           1999
                   --------------------------------------------------------
                   CARRYING            FAIR        CARRYING            FAIR
                     AMOUNT           VALUE          AMOUNT           VALUE
---------------------------------------------------------------------------
LIABILITIES
Long-term debt,
including current
maturities         $162,037        $157,111        $172,034        $165,304
===========================================================================

The fair value of the Company's long-term debt was based upon the borrowing rates currently available to the Company for financing arrangements with similar terms and maturities.

Carrying amounts reported on the balance sheet for cash, cash equivalents and receivables approximate fair value due to the short-term maturity of these instruments.

[11] CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consisted primarily of cash, cash equivalents and trade accounts receivable.

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

[12] COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and ongoing compliance activities at several sites. The Company is remediating a residential area adjacent to owned property in Colorado, under the oversight of Colorado authorities. This residential area has been affected by types of solvents previously used at the facility. The Company is also remediating the owned property. In fiscal 2000, a class-action lawsuit was filed against the Company related to this site. The Company does not believe that the ultimate outcome of this lawsuit will have a materially adverse effect on its results of operations or financial condition. During fiscal 2000 and 1999, the Company incurred charges of $3.0 million and $1.8 million, respectively, related to this site.

The Company has completed its remediation efforts at its closed New York tannery and two associated landfills. In 1995, state environmental authorities reclassified the status of these sites as being properly closed and requiring only continued maintenance and monitoring over the next 23 years. In addition,

                                                2000 BROWN SHOE COMPANY, INC. 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities.

Based on information currently available, the Company has an accrued liability of $5.3 million, as of February 3, 2001, to complete the clean up at all sites. The ultimate cost may vary.

While the Company currently does not operate domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.

The Company is also involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the outcome of such proceedings and litigation currently pending will not have a materially adverse effect on the Company's results of operations or financial position.

[13] COMMON STOCK

The Company's Common Stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At February 3, 2001 and January 29, 2000, there were 17,460,772 shares and 18,262,990 shares, net of 4,545,125 shares and 3,742,907 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BWS). There were approximately 5,800 shareholders of record at February 3, 2001.

The Company has a Shareholder Rights Plan under which each outstanding share of the Company's common stock carries one Common Stock Purchase Right. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock by a person or group of persons without the prior written consent of the Company. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company's common stock or shares of common stock of the acquiring person at discounted prices. The rights will expire on March 18, 2006, unless they are earlier exercised, redeemed or exchanged.

[14] STOCK OPTION AND STOCK RELATED PLANS

The Company has stock option, stock appreciation, restricted stock and stock performance plans under which certain officers, employees and members of the board of directors are participants.

All stock options are granted at market value. Stock appreciation units, which the Company discontinued issuing in 1999, also have been granted in tandem with certain options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of February 3, 2001, 262,795 additional shares of common stock were available to be granted in the form of options, restricted stock or stock performance.

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

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 6.6%, 5.8% and 5.2%; dividend yields of 4.0%, 2.2% and 2.4%; volatility factors of the expected market price of the Company's common stock of .39, .36 and .34; and a weighted-average expected life of the option of seven years. The weighted average fair value of options granted during 2000, 1999 and 1998 was $3.44, $6.76 and $5.81 per share, respectively.

48 BROWN SHOE COMPANY, INC. 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share amounts):

                                   2000               1999               1998
-----------------------------------------------------------------------------
Net income
 as reported                 $   36,365         $   35,501         $   23,669
Pro forma net
 income                          34,564             33,666             22,641
Basic earnings per
 common share
 as reported                       2.06               1.99               1.34
Pro forma basic
 earnings per
 common share                      1.96               1.89               1.28
Diluted earnings per
 common share
 as reported                       2.04               1.96               1.32
Pro forma diluted
 earnings per
 common share                      1.94               1.85               1.26
-----------------------------------------------------------------------------

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended February 3, 2001:


                                     NUMBER  OF                     WEIGHTED
                           -----------------------------             AVERAGE
                              OPTION        APPRECIATION            EXERCISE
                              SHARES               UNITS               PRICE
----------------------------------------------------------------------------
Outstanding
 January 31, 1998          1,341,918             212,273          $       19
Granted                      371,000              82,724                  17
Exercised                    (15,250)            (22,330)                 15
Terminated                  (252,574)            (16,629)                 24
----------------------------------------------------------------------------

Outstanding
 January 30, 1999          1,445,094             256,038                  17
Granted                      555,300                  --                  19
Exercised                    (50,750)                 --                  16
Terminated                   (98,399)            (39,005)                 21
----------------------------------------------------------------------------

Outstanding
 January 29, 2000          1,851,245             217,033                  18
Granted                      603,000                  --                  10
Exercised                         --                  --                  --
Terminated                  (267,820)                 --                  17
----------------------------------------------------------------------------

Outstanding
 February 3, 2001          2,186,425             217,033          $       16
============================================================================

Following is a summary of stock options outstanding as of February 3, 2001, which have exercise prices ranging from $10 to $38:

                                            WEIGHTED      WEIGHTED
                                             AVERAGE       AVERAGE
                                NUMBER OF   EXERCISE     REMAINING
                                  OPTIONS      PRICE  LIFE (YEARS)
------------------------------------------------------------------
OPTIONS OUTSTANDING
Price under $15                 1,027,750       $ 12            8
Price $15 or over               1,158,675         19            7
------------------------------------------------------------------
                                2,186,425       $ 16            7
==================================================================
OPTIONS EXERCISABLE
Price under $15                   346,438       $ 14            6
Price $15 or over                 689,768         19            6
------------------------------------------------------------------
                                1,036,206       $ 17            6
==================================================================

At January 29, 2000, 800,370 options with a weighted average exercise price of $18 were exercisable. At January 30, 1999, 550,420 options with a weighted average exercise price of $19 were exercisable.

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after 4 years, 25% after 6 years and the remaining 25% after 8 years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period. In fiscal 2000, there were net forfeitures of 21,500 restricted shares. In 1999 and 1998, 38,500 and 91,875 restricted shares were granted, respectively. Compensation expense was $0.6 million, $0.8 million and $1.5 million in 2000, 1999 and 1998, respectively.

In fiscal 1999, the Company adopted a stock performance plan under which common stock may be awarded at the end of the performance period at no cost to certain officers and key employees if certain financial goals are met. Compensation expense is recorded over the performance period based on the anticipated number and market value of shares to be awarded. Compensation expense for performance shares was $0.5 million and $0.3 million in 2000 and 1999, respectively. The Company currently has

                                                2000 BROWN SHOE COMPANY, INC. 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reserved 173,500 shares as eligible to be awarded to participants upon meeting certain financial goals, however, the actual number of shares ultimately earned may vary.

[15] SUPPLEMENTARY INFORMATION

BALANCE SHEET

Cash equivalents of $36.5 million and $31.8 million at February 3, 2001 and January 29, 2000, respectively, are stated at cost, which approximates fair value.

STATEMENT OF CONSOLIDATED EARNINGS

Advertising and marketing costs totaled $50.7 million, $52.5 million and $54.9 million in 2000, 1999 and 1998, respectively.

Other Expense (Income) consisted of the following (in thousands):

                                        2000           1999           1998
---------------------------------------------------------------------------
Interest income               $      (2,245)    $   (1,884)    $    (1,730)
Restructuring charges                    --             --           1,950
Amortization of
 intangibles                            849            893           3,488
Environmental charges                 2,959          1,790           2,344
Gain on sale of
 le coq sportif                          --         (2,334)             --
Other, net                           (1,399)           955            (198)
---------------------------------------------------------------------------
Total                         $         164     $     (580)    $     5,854
===========================================================================

[16] CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 9.5% Senior Notes, the revolving bank Credit Agreement, and the 7.36% Senior Notes, described in Note 7, are unconditionally and jointly and severally guaranteed by certain wholly-owned domestic subsidiaries and the Canadian subsidiary of the Company. The non-guarantor subsidiaries are predominantly foreign subsidiaries of the Company. Accordingly, condensed consolidating balance sheets as of February 3, 2001, and January 29, 2000, and the related condensed consolidating statements of earnings and cash flows for each of the three years in the period ended February 3, 2001, are provided. 1999 and 1998 data has been restated to reflect the Company's Canadian subsidiary as a guarantor of the debt, which became effective in November 2000.

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

50 BROWN SHOE COMPANY, INC 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONDENSED CONSOLIDATING BALANCE SHEET AS OF FEBRUARY 3, 2001

                                                                           GUARANTOR  NON-GUARANTOR                 CONSOLIDATED
THOUSANDS                                                      PARENT   SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS        TOTALS
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                 $   6,983      $  14,633      $  35,075     $  (6,200)     $  50,491
  Receivables, net                                             31,545         11,617         21,241          --           64,403
  Inventories, net                                             48,905        391,138            427       (12,640)       427,830
  Other current assets                                         (7,439)        22,096            928         4,423         20,008
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                           79,994        439,484         57,671       (14,417)       562,732
--------------------------------------------------------------------------------------------------------------------------------

Other assets                                                   51,436         32,146          3,154            (4)        86,732
Property and equipment, net                                    14,736         74,868          1,001          --           90,605
Investment in subsidiaries                                    284,335         15,516           --        (299,851)          --
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                $ 430,501      $ 562,014      $  61,826     $(314,272)     $ 740,069
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable                                             $  66,500      $    --        $    --       $    --        $  66,500
  Trade accounts payable                                        3,893        104,736         19,258          --          127,887
  Accrued expenses                                             24,658         55,733          6,795         2,768         89,954
  Income taxes                                                  1,209           (705)         1,389           (43)         1,850
  Current maturities of long-term debt                         10,000           --             --            --           10,000
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                     106,260        159,764         27,442         2,725        296,191
--------------------------------------------------------------------------------------------------------------------------------

Long-term debt, including capitalized lease obligations       152,037           --             --            --          152,037
Other liabilities                                              21,673         (1,183)         1,379          --           21,869
Intercompany payable (receivable)                            (119,441)       117,670         17,719       (15,948)          --
Shareholders' equity                                          269,972        285,763         15,286      (301,049)       269,972
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  $ 430,501      $ 562,014      $  61,826     $(314,272)     $ 740,069
================================================================================================================================

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001


                                                                        GUARANTOR    NON-GUARANTOR                      CONSOLIDATED
THOUSANDS                                                 PARENT     SUBSIDIARIES     SUBSIDIARIES      ELIMINATIONS          TOTALS
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                            $   262,978      $ 1,505,750      $   217,256      $  (301,125)     $ 1,684,859
Cost of goods sold                                       191,988          919,121          192,743         (301,125)       1,002,727
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                              70,990          586,629           24,513             --            682,132
------------------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                       69,063          531,887           11,143           (1,305)         610,788
Interest expense                                          18,723               66               34             --             18,823
Intercompany interest (income) expense                   (14,112)          14,122              (10)            --               --
Other (income) expense, net                                  (97)             109           (1,153)           1,305              164
Equity in (earnings) of subsidiaries                     (38,222)         (14,300)            --             52,522             --
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                              35,635           54,745           14,499          (52,522)          52,357
Income tax provision (benefit)                              (730)          16,293              429             --             15,992
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                         $    36,365      $    38,452      $    14,070      $   (52,522)     $    36,365
====================================================================================================================================

                                                 2000 BROWN SHOE COMPANY, INC 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001

                                                                              GUARANTOR NON-GUARANTOR                   CONSOLIDATED
THOUSANDS                                                        PARENT    SUBSIDIARIES  SUBSIDIARIES   ELIMINATIONS          TOTALS
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities               $  2,853       $(10,060)      $ 10,693       $  2,945       $  6,431
Investing activities:
  Capital expenditures                                           (2,234)       (27,676)          (618)          --          (30,528)
  Proceeds from sale of le coq sportif                            1,007           --             --             --            1,007
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                            (1,227)       (27,676)          (618)          --          (29,521)
Financing activities:
  Increase in short-term notes payable                           66,500           --             --             --           66,500
  Debt issuance costs                                            (1,203)          --             --             --           (1,203)
  Repayments of long-term debt                                  (10,000)          --             --             --          (10,000)
  Payments for purchase of treasury stock                        (8,699)          --             --             --           (8,699)
  Proceeds from issuance of common stock                             27           --             --             --               27
  Dividends paid                                                 (7,202)          --             --             --           (7,202)
  Intercompany financing                                        (42,917)        47,815          4,247         (9,145)          --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                 (3,494)        47,815          4,247         (9,145)        39,423
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 (1,868)        10,079         14,322         (6,200)        16,333
Cash and cash equivalents at beginning of year                    8,851          4,554         20,753           --           34,158
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  6,983       $ 14,633       $ 35,075       $ (6,200)      $ 50,491
====================================================================================================================================

CONDENSED CONSOLIDATING BALANCE SHEET AS OF JANUARY 29, 2000

                                                                           GUARANTOR  NON-GUARANTOR                  CONSOLIDATED
THOUSANDS                                                      PARENT   SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS         TOTALS
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                 $   8,851      $   4,554      $  20,753     $      --      $  34,158
  Receivables, net                                             33,265         17,107         17,864            --         68,236
  Inventories, net                                             48,066        329,164            280       (11,521)       365,989
  Other current assets                                         (5,429)        19,931            892         3,997         19,391
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                           84,753        370,756         39,789        (7,524)       487,774
------------------------------------------------------------------------------------------------------------------------------------

Other assets                                                   52,535         25,217            216            (4)        77,964
Property and equipment, net                                    14,627         69,050            923            --         84,600
Investment in subsidiaries                                    247,218          1,644             --      (248,862)            --
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                $ 399,133      $ 466,667      $  40,928     $(256,390)     $ 650,338
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Trade accounts payable                                    $   5,020      $  88,516      $  20,284     $      --      $ 113,820
  Accrued expenses                                             25,684         52,724          6,688         4,451         89,547
  Income taxes                                                  1,702          1,198          1,564           (62)         4,402
  Current maturities of long-term debt                         10,000             --             --            --         10,000
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                      42,406        142,438         28,536         4,389        217,769
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt, including capitalized lease obligations       162,034             --             --            --        162,034
Other liabilities                                              21,272           (705)            23            --         20,590
Intercompany payable (receivable)                             (76,524)        72,602         10,725        (6,803)            --
Shareholders' equity                                          249,945        252,332          1,644      (253,976)       249,945
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  $ 399,133      $ 466,667      $  40,928     $(256,390)     $ 650,338
====================================================================================================================================


52 BROWN SHOE COMPANY, INC 2000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS FOR THE FISCAL YEAR ENDED JANUARY 29, 2000

                                                              GUARANTOR    NON-GUARANTOR                      CONSOLIDATED
THOUSANDS                                       PARENT     SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS           TOTALS
---------------------------------------------------------------------------------------------------------------------------
Net sales                                  $   253,184      $ 1,361,103      $   243,005      $  (263,161)     $ 1,594,131
Cost of goods sold                             181,608          831,981          216,733         (263,161)         967,161
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                    71,576          529,122           26,272               --          626,970
---------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses             67,448          480,328           12,194           (1,534)         558,436
Interest expense                                17,160              103               86               --           17,349
Intercompany interest (income) expense         (13,606)          13,636              (30)              --               --
Other (income) expense, net                      2,248           (3,546)            (816)           1,534             (580)
Equity in (earnings) of subsidiaries           (36,509)         (13,543)              --           50,052               --
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                    34,835           52,144           14,838          (50,052)          51,765
Income tax provision (benefit)                    (666)          15,635            1,295               --           16,264
---------------------------------------------------------------------------------------------------------------------------
Net earnings                               $    35,501      $    36,509      $    13,543      $   (50,052)     $    35,501
===========================================================================================================================

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE FISCAL YEAR ENDED JANUARY 29, 2000

                                                                              GUARANTOR NON-GUARANTOR                   CONSOLIDATED
THOUSANDS                                                        PARENT    SUBSIDIARIES  SUBSIDIARIES   ELIMINATIONS          TOTALS
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities               $ 29,351       $ (2,614)      $  5,023       $  7,380       $ 39,140
Investing activities:
  Capital expenditures                                           (1,376)       (26,880)          (432)            --        (28,688)
  Proceeds from sale of le coq sportif                               --          9,538             --             --          9,538
  Other                                                              10             --              4             --             14
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                            (1,366)       (17,342)          (428)            --        (19,136)
Financing activities:
  Repayments of long-term debt                                  (25,000)            --             --             --        (25,000)
  Proceeds from issuance of common stock                            917             --             --             --            917
  Dividends paid                                                 (7,295)            --             --             --         (7,295)
  Intercompany financing                                             58         10,930         (3,608)        (7,380)            --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                (31,320)        10,930         (3,608)        (7,380)       (31,378)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 (3,335)        (9,026)           987             --        (11,374)
Cash and cash equivalents at beginning of year                   12,186         13,580         19,766             --         45,532
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  8,851       $  4,554       $ 20,753       $     --       $ 34,158
====================================================================================================================================

                                                 2000 BROWN SHOE COMPANY, INC 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS FOR THE FISCAL YEAR ENDED JANUARY 30, 1999

                                                              GUARANTOR    NON-GUARANTOR                      CONSOLIDATED
THOUSANDS                                       PARENT     SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS           TOTALS
--------------------------------------------------------------------------------------------------------------------------
Net sales                                  $   263,875      $ 1,298,218      $   248,153      $  (270,339)     $ 1,539,907
Cost of goods sold                             184,622          792,211          218,696         (270,339)         925,190
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                    79,253          506,007           29,457               --          614,717
--------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses             74,129          455,315           24,070           (1,637)         551,877
Interest expense                                19,287               12               84               --           19,383
Intercompany interest (income) expense         (14,123)          14,058               65               --               --
Other (income) expense, net                      1,067              (29)           3,179            1,637            5,854
Equity in (earnings) of subsidiaries           (24,829)          (2,253)              --           27,082               --
--------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                    23,722           38,904            2,059          (27,082)          37,603
Income tax provision (benefit)                      53           14,075             (194)              --           13,934
--------------------------------------------------------------------------------------------------------------------------
Net earnings                               $    23,669      $    24,829      $     2,253      $   (27,082)     $    23,669
==========================================================================================================================

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE FISCAL YEAR ENDED JANUARY 30, 1999

                                                                              GUARANTOR NON-GUARANTOR                   CONSOLIDATED
THOUSANDS                                                        PARENT    SUBSIDIARIES  SUBSIDIARIES   ELIMINATIONS          TOTALS
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities               $ 37,645       $ 46,019       $   (973)      $ (3,811)      $ 78,880
Investing activities:
  Capital expenditures                                             (837)       (21,010)          (900)            --        (22,747)
  Other                                                              13             25             20             --             58
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                              (824)       (20,985)          (880)            --        (22,689)
Financing activities:
  Decrease in short-term notes payable                          (54,000)            --             --             --        (54,000)
  Proceeds from issuance of common stock                            428             --             --             --            428
  Dividends paid                                                 (7,223)            --             --             --         (7,223)
  Intercompany financing                                         34,712        (29,807)        (8,756)         3,851             --
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used) by financing activities                         (26,083)       (29,807)        (8,756)         3,851        (60,795)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 10,738         (4,773)       (10,609)            40         (4,604)
Cash and cash equivalents at beginning of year                    1,448         18,353         30,375            (40)        50,136
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $ 12,186       $ 13,580       $ 19,766       $     --       $ 45,532
====================================================================================================================================

54 BROWN SHOE COMPANY, INC 2000

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

The Audit Committee of Brown Shoe Company Inc., Board of Directors is comprised of four outside directors. The Committee meets regularly with the Company's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

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

Management also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's code of conduct, which is published throughout the Company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a program to systematically assess compliance with these policies. The results of this compliance program are discussed with the Audit Committee.

/s/ Ronald A. Fromm                                 /s/ Andrew M. Rosen

Ronald A. Fromm                                     Andrew M. Rosen
Chief Executive Officer                             Chief Financial Officer



REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Brown Shoe Company, Inc.

We have audited the accompanying consolidated balance sheets of Brown Shoe Company, Inc. as of February 3, 2001 and January 29, 2000, and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Shoe Company, Inc. at February 3, 2001 and January 29, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.

                                                        St. Louis, Missouri
/s/ ERNST & YOUNG LLP                                   February 28, 2001


                                                2000 BROWN SHOE COMPANY, INC 55

SUPPLEMENTARY FINANCIAL INFORMATION

SELECTED QUARTERLY INFORMATION (UNAUDITED)

Following is a summary of selected quarterly information (in thousands except per share) for fiscal years ended February 3, 2001, and January 29, 2000.

                                                                                              QUARTERS
                                                       -----------------------------------------------------------------------------
                                                             FIRST                SECOND                 THIRD                FOURTH
                                                        (13 WEEKS)            (13 WEEKS)            (13 WEEKS)            (14 WEEKS)
------------------------------------------------------------------------------------------------------------------------------------
2000
Net Sales                                              $   394,757           $   419,147           $   463,312           $   407,643
Gross Profit                                               161,974               168,091               184,357               167,710
Net Earnings                                                 6,548                 9,198                15,615                 5,004
Per Share of Common Stock:
 Net Earnings--Basic                                   $       .37           $       .51           $       .88           $       .29
 Net Earnings--Diluted                                         .36                   .51                   .88                   .29
 Dividends Paid                                                .10                   .10                   .10                   .10
 Market Value:
 High                                                        13.00                 14.75                 14.19                 17.50
 Low                                                          9.38                  9.31                  8.50                  8.81
------------------------------------------------------------------------------------------------------------------------------------


                                                        (13 WEEKS)            (13 WEEKS)           (13 WEEKS)             (13 WEEKS)
1999
Net Sales                                              $   397,317           $   410,472           $   429,465           $   356,877
Gross Profit                                               158,298               161,447               172,177               135,048
Net Earnings                                                 6,316                10,517                14,763                 3,905
Per Share of Common Stock:
 Net Earnings--Basic                                   $       .36           $       .59           $       .82           $       .22
 Net Earnings--Diluted                                         .35                   .58                   .81                   .22
 Dividends Paid                                                .10                   .10                   .10                   .10
 Market Value:
 High                                                        16.75                 21.75                 19.88                 18.13
 Low                                                         13.13                 15.50                 16.88                 10.75
------------------------------------------------------------------------------------------------------------------------------------

Directors' and Officers' Liability Insurance: The New York Business Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1998, the Company purchased, for a three-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group and National Union Fire Insurance Company. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Shoe Company, Inc. and its subsidiary companies. The policy premium for the three-year term is $312,000. In October 1999, the Company extended the above policy for one additional year. The premium for the additional year is $114,000. In November 2000, the Company extended the above policy for an additional year through October 31, 2003. The premium for this additional year is $122,900. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

56 BROWN SHOE COMPANY, INC 2000

                                        BOARD OF DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

RONALD A. FROMM (1)
Chairman of the Board, President
and Chief Executive Officer

JOSEPH L. BOWER (3,4)
Donald Kirk David Professor
Harvard Business School

JULIE C. ESREY (2,4)
Director of various organizations

RICHARD A. LIDDY (1,2,4)
Chairman of the Board
GenAmerica Financial Corporation

JOHN PETERS MACCARTHY (2,3)
Retired Chairman of the Board and
Chief Executive Officer, Boatmen's
Trust Company

PATRICIA G. MCGINNIS (2)
President and Chief Executive
Officer,The Council for Excellence
in Government

W. PATRICK MCGINNIS (3)
President and Chief Executive
Officer, Ralston Purina Company

JERRY E. RITTER (1,3,4)
Director of various corporations

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Governance and Nominating Committee

---------------------------------------------------------------------

EXECUTIVE MANAGEMENT

RONALD A. FROMM*
Chairman of the Board, President
and Chief Executive Officer

BRIAN C. COOK*
Executive Vice President and
President, Famous Footwear division

BYRON D. NORFLEET*
President, Naturalizer division

GARY M. RICH*
President, Brown Shoe Wholesale
division

ANDREW M. ROSEN*
Chief Financial Officer and Treasurer

DAVID H. SCHWARTZ*
President, Brown Shoe International
division

---------------------------------------------------------------------

OFFICERS AND OPERATING MANAGEMENT

JAMES W. ANDERSON*
Vice President, Finance
Brown Shoe Wholesale division

CARL H. BENGTSON
Senior Vice President, Latin American
and European Operations
Brown Shoe International division

WILLIAM A. DANDY*
Senior Vice President
Retail Sales and Operations
Famous Footwear division

ELIZABETH A. FAGAN
Vice President, Public Affairs

EARL B. FISCHER
Vice President, Information Systems
Famous Footwear division

ROBERT D. GIBBS
Vice President, Global Logistics

KENNETH W. GILBERTSON
President, Canada Wholesale
Brown Shoe International division

CHARLES C. GILLMAN*
Senior Vice President and Director
Far East Operations
Brown Shoe International division

DENNIS F. HADICAN
Vice President and
General Manager,Westport
Brown Shoe Wholesale division

DAVID E. HANEBRINK
Vice President and General Manager
Mens and Athletics
Brown Shoe Wholesale division

DOUGLAS W. KOCH*
Senior Vice President
Human Resources
Famous Footwear division

J. MARTIN LANG*
Senior Vice President and
Chief Financial Officer
Famous Footwear division

MICHAEL I. OBERLANDER*
Vice President, General Counsel
and Corporate Secretary

RICHARD T. PRICE
Vice President, Information Systems

PHILLIP W. PUGH
Senior Vice President
Far East and Canadian Operations
Brown Shoe International division

JAMES M. ROE*
Senior Vice President, Real Estate
Famous Footwear division

JEFFREY M. SANDERS
Senior Vice President and
General Manager, LifeStride
Brown Shoe Wholesale division

MARK J. SCHAUSTER
Senior Vice President and Director
of Product Development
Naturalizer division

RICHARD C. SCHUMACHER*
Vice President and Controller

PAUL M. SHAPIRO
Vice President and General Manager
Buster Brown & Co.
Brown Shoe Wholesale division

ALAN A. SILVERSTEIN
Senior Vice President and
General Manager,Womens
Brown Shoe Wholesale division

ROBERT E. STADLER, JR.*
Vice President, Administration
Brown Shoe, and Senior Vice
President, Finance and Administration
Naturalizer division

JEFFERY E. STRUVE*
Senior Vice President
Human Resources

JEAN-GUY VAUDRY
President, Canada Retail
Brown Shoe International division

GEORGE J. ZELINSKY
Senior Vice President and
General Merchandise Manager
Famous Footwear division

SPENCER E. ZIMMERMAN
Senior Vice President and
General Manager, Naturalizer Brand
Naturalizer division

* Member of the Company's Operating Committee

                                                 2000 BROWN SHOE COMPANY, INC 57

INVESTOR INFORMATION

CORPORATE HEADQUARTERS

Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105-3693

Mailing Address:
Post Office Box 29
St. Louis, Missouri 63166-0029

Telephone: (314) 854-4000
Fax: (314) 854-4274
E-mail: info@brownshoe.com

INTERNET ADDRESS
www.brownshoe.com

ANNUAL MEETING
11:00 a.m. Central Daylight Time
Thursday, May 24, 2001
Brown Shoe Company, Inc.
Corporate Headquarters

STOCK LISTED
       Brown Shoe stock is listed
[LOGO] on the New York Stock
Exchange and the Chicago Stock
Exchange (ticker symbol BWS).

NUMBER OF SHAREHOLDERS OF RECORD
5,800

NUMBER OF EMPLOYEES
11,900

INDEPENDENT AUDITORS
Ernst & Young LLP
St. Louis, Missouri

TRANSFER AGENT/REGISTRAR/DIVIDEND
DISBURSING AGENT
First Chicago Trust,
a division of EquiServe
Post Office Box 2500
Jersey City, New Jersey 07303-2500
Telephone: (201) 324-0498
(800) 446-2617
Internet: www.equiserve.com

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

TRUSTEE OF DEBENTURES/NOTES

State Street Bank and Trust Company of Missouri, N.A. One Metropolitan Square Post Office Box 321 St. Louis, Missouri 63166-0321 (314) 206-3020

ADDITIONAL INFORMATION

ON THE INTERNET:

You can access financial and other information such as significant news releases, Forms 10-K and 10-Q, and product information, on the Internet at www.brownshoe.com

BY FAX-BACK:

Copies of Brown Shoe news releases can be transmitted at no charge via fax by calling "Company News On-Call" at (800) 758-5804 extension 109435.

BY CALLING OR WRITING:

You can also request that any of these materials be mailed to you at no charge by calling or writing:

Brown Shoe Company, Inc.
Investor Relations Office
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000

58 BROWN SHOE COMPANY, INC 2000

                                   [GRAPHIC]


                        D E S I G N
                                BROWN CREATIVE
              P H O T O G R A P H Y
                                LUCY CHEN
                                SCOTT FERGUSON
                                JAMES GARRAHAN
                                MARK KATZMAN
                                BRIAN KUHLMANN
                                JAY SILVERMAN
                                BRUCE WEBER

                               [LOGO/(LOGO FONT)]

Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri
63105