Form 10-K, Exhibit 13
period 2002-02-02
BROWN SHOE CO INC/
filed 2002-04-16
CIK 14707

2001 ANNUAL REPORT



[BROWN SHOE COMPANY LOGO]
BROWN SHOE COMPANY, INC.
8300 MARYLAND AVENUE
SAINT LOUIS, MISSOURI 63105                     [BROWN SHOE COMPANY LOGO]

With a footwear portfolio covering everyone from great kids to great-grandparents, Brown Shoe is in

                                    [PHOTO]

the business of family and... we've set our sights on the future.

                                    [PHOTO]

                                                        Famous Footwear










NIKE    SKECHERS     NEW BALANCE    REEBOK    ADIDAS    ROCKPORT    VANS    LIFE

                                    [PHOTO]


where america's families shop for branded footwear.


Moms can tell you how to make shoe shopping fun. Just put the high-profile brands they need for athletes of all ages, tough-to-please teens and hard-playing pre-schoolers -all under one easy-to-find roof. Then price them for less.

Famous Footwear offers a wide selection of brands and styles that satisfy every member of the family. And with over 900 store locations in all 50 states, one-stop shopping is always around the corner.

Satisfied shoppers created daily. It's no wonder Famous Footwear is the largest retailer of brand-name, value-priced footwear for the American family.



STRIDE    K-SWISS    NUNN BUSH    KEDS   NATURALIZER   WOLVERINE   TIMBERLAND

                                     [PHOTO]



                                Naturalizer Retail: U.S.A. & Canada





        SAN FRANCISCO      TORONTO      LOS ANGELES      ORLANDO      BOSTON

                                    [PHOTO]



where women of all ages are re-discovering Naturalizer.


Sisters. Co-workers. Daughters and Moms. More and more women are visiting Naturalizer, and many are bringing a friend.

Our 400 Naturalizer stores throughout the U.S. and Canada are attracting new, younger customers. Maybe it's the relaxed, sophisticated setting. Maybe they've simply realized they don't have to sacrifice comfort to get all of the latest and greatest new styles.

Wrap it all up and what do you have? Naturalizer re-discovered. And honored to be named 2001 Brand of the Year by Footwear News.




SAINT LOUIS          CHICAGO         MIAMI          MONTREAL          NEW YORK

                                    [PHOTO]


Department Stores & Independent Retailers



MACY'S    CARSON PIRIE SCOTT     HETCHT'S      THE BON MARCHE      ROBINSONS-MAY

                                    [PHOTO]



engaging women with a sense of style.


Fresh new fashions. Cutting-edge colors. Soft, supple leathers. With Naturalizer, LifeStride and Carlos by Carlos Santana footwear, Brown Shoe has them all. We even have Buster Brown styles for the youngest of our customers.

In the department store channel alone last year, Naturalizer grew sales by 40 percent, Carlos expanded to 130 stores nationwide, and LifeStride grew beyond our borders, placing shoes in 100 stores across Canada.

Style. Comfort. Excitement at retail. They've helped Brown Shoe become the second largest supplier of women's footwear to the department store channel.






RICH'S/LAZARUS/GOLDSMITH'S    BURDINES    FAMOUS-BARR    NORDSTROM     DILLARD'S

                                    [PHOTO]


                                        Mass Merchants & National Chains



PAYLESS SHOESOURCE        KIDS"R"US        SEARS        BAKERS         T.J. MAXX

                                    [PHOTO]



delighting families who shop for value.


Great product at a great price.
That's what makes us the number one outside supplier of footwear to America's mass merchants.

We bring customers the quality and features they're looking for, at prices everyone can afford. Like Dr. Scholl's comfort technology for Dad. Or the hottest new styles for tweens, teens and Moms. Plus a cast of characters every kid wants to wear - like Bob the Builder, Barbie, Spider-Man and more.

Real quality. Real value. Real reasons that we were honored to be recognized as a 2001 Supplier of the Year by both Wal-Mart and Target.




MEIJER          PARADE OF SHOES         ROSS            TARGET          WAL-MART

IMPACT. improved performance and competitive transformation



DEAR FELLOW INVESTORS:

AS WE BEGIN 2002, WE CLEARLY HAVE OUR SIGHTS SET ON THE FUTURE.

In 2001, we launched a set of bold initiatives that over time will allow us to unlock the profit and performance potential of this 123-year-old company. We've called these initiatives IMPACT, a name that stands for its goal: Improved Performance and Competitive Transformation. It is truly a transformation, one which started in the final months of fiscal 2000, and that will deliver benefits in 2002, and substantial gains by 2003 and beyond.

To our customers, we pledge that this transformation is ultimately aimed at better serving you. We're focused on improving the styles, service and value you'll find each and every time you buy our shoes. To our shareholders, we pledge that our IMPACT initiatives will touch every area of the company,and will enable us to substantially improve the freshness of our inventory, incrementally cut our expense base, improve margins, and grow earnings.

We began the process by assessing our strengths. With over $1.7 billion in revenues, Brown Shoe is a dominant player in the industry - a fact that has not been reflected in our profit levels. As you've seen in the preceding pages, few companies can match our market share across channels of footwear distribution - from the 120 million consumers who visit our stores annually, to the department stores, mass merchandisers and independent retailers who stock their 23,000 stores with our shoes. The opportunities to leverage these strengths are tremendous and within our reach.

Next, we charted our strategies. I outlined these in last year's letter, but believe they bear repeating:

     - We will focus our resources on profitably growing our highest profile businesses -- Famous Footwear and Naturalizer.

                             [RONALD A. FROMM PHOTO]


Ronald A. Fromm
Chairman, President
and Chief Executive Officer

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

While implementing these strategies and our IMPACT initiatives, we aggressively battled to maintain short-term financial results in a very difficult retail market. Declines in retail traffic and the need to clear inventory at Famous Footwear negatively affected our margins and overall results. We ended the year with earnings per share of $1.61, before charges, down from $2.04 in fiscal 2000. We took a nonrecurring charge of $1.84 per share in the fourth quarter in order to implement initiatives that will improve future profitablity at Famous Footwear and throughout the enterprise. These include accelerating implementation of IMPACT merchandising initiatives at Famous Footwear, closing 97 under-performing Naturalizer stores thereby positioning the chain to be profitable by 2003, and eliminating redundant infrastructure by developing a Shared Services operating model, which allows us to improve the efficiency and effectiveness of our Information Systems, Human Resources, Finance and other administrative functions. After charges, it meant ending 2001 with an aftertax loss of $.23 per share. We anticipate that these actions will contribute approximately $13 million to after-tax earnings in fiscal 2003, or $.70 per share.

FINANCIAL HIGHLIGHTS (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)         FISCAL YEAR 2001   FISCAL YEAR 2000   FISCAL YEAR 1999
        OPERATING RESULTS  Net sales                                        $ 1,755,848         $ 1,684,859        $ 1,594,131
                           Earnings before nonrecurring and extraordinary        28,257              36,365             35,501
                           charges
                           Net earnings (loss)                                   (3,962)             36,365             35,501

PER SHARE OF COMMON STOCK  Earnings before nonrecurring and extraordinary   $      1.61         $      2.04        $      1.96
                           charges
                           Net earnings (loss)                                     (.23)               2.04               1.96
                           Dividends paid                                           .40                 .40                .40
                           Shareholders' equity                                   14.68               15.46              13.69

       FINANCIAL POSITION  Total assets                                     $   700,898         $   740,069       $    650,338
                           Working capital                                      225,457             266,541            270,005
                           Shareholders' equity                                 256,656             269,972            249,945

At times, we faced difficult but necessary decisions, especially in our determination to eliminate redundant and unprofitable infrastructure and trim our workforce. Ultimately, we're reshaping the company to reflect our fundamental commitment to improving our earnings base and generating a more competitive rate of return.

As you will see in the following review of division achievements, many of our businesses had outstanding performances.

DIVISION REPORTS - STRATEGIC INITIATIVES FOR GROWTH.

FAMOUS FOOTWEAR. With 920 stores and a billion dollars in revenues, Famous Footwear is our largest division. In early 2001, we focused IMPACT initiatives on reengineering the chain's buying, merchandising and allocation functions. We instituted new processes, recruited new talent experienced in the metrics of "Freshness + Velocity," and began to embrace a new way of delivering the freshest, most popular brands and styles to our 115 million Famous Footwear customers. It starts with increased testing to identify emerging styles. We're also ordering closer to each season so we can use that testing knowledge to make the best possible buying decisions.

                        [NEW LARGE-FORMAT STORES PHOTO]

Our goals are straightforward: Have the right shoes for our customers; significantly increase our inventory turns and margin dollars, and achieve a $75 million reduction in base inventories by 2004. I'm pleased to report that we've made solid progress, as Famous Footwear reduced inventories by $30 million by year-end versus this same time last year, and "turns" are improving too.

Fortunately,our IMPACT processes had already scaled back product orders when the events of September 11th rocked the nation. For three months, consumers curtailed spending. While Famous Footwear's 2001 sales were up slightly to $1.044 billion, operating earnings before nonrecurring charges dropped to $25.5 million due to declines in same-store sales and margins, as we offered our customers tremendous bargains and aggressively cleared inventories.

With cleaner inventories and merchandising processes focused on freshness and velocity, the chain enters 2002 stronger, in better operating position, and ready to materially improve earnings. Famous Footwear also welcomes a new management team, led by Joe Wood. The team is committed not only to rebounding from a difficult 2001, but more importantly, to delivering consistent, sustainable long-term growth in sales and earnings.

In 2001, Famous Footwear took advantage of widespread construction of power strip shopping centers to open 66 new, mostly larger-format stores, which average 10,000 square feet. At the same time, we closed 71 of our smaller 5,000-square-foot stores.

In 2002, we'll continue to reposition the store base by opening approximately 50 larger-format stores and closing about 50 of the smaller stores, growing square footage by 4 percent and targeting "destination" power strip shopping centers, where our customers like to shop.

NATURALIZER. Our flagship Naturalizer brand continues to outperform the industry. The Naturalizer team achieved a 28.6 percent increase in wholesale sales. Naturalizer also was named "Brand of the Year" by Footwear News, the industry's leading trade publication.

Naturalizer's success at wholesale comes after a multi-year investment in repositioning the brand. It continues today with an intense focus on product design. Innovative direct marketing delivers the new Naturalizer image into the hands of our target customers. Partnerships with the coun-try's leading department stores, combined with shoes that are comfortable and affordable, have allowed us to dramatically increase Naturalizer's share of the department store shoe market, moving us from 8th to 4th place in just two years. It's an impressive accomplishment, and my thanks go out to the very talented and enthusiastic Naturalizer team.

Naturalizer remains a leading women's brand in Canada. Our 160 stores in Canada achieved a 6.3 percent same-store increase - an outstanding performance for our Canadian associates. Same-store sales in U.S. stores showed a 3.8 percent increase, and the chain narrowed its operating loss.

The Naturalizer retail chain has proven itself to be an important brand-building platform, attracting new and younger customers to our shoes. Our decision to close 97 under-performing stores, which were in unproductive locations, represents necessary action in order to make the chain profitable.

                      [DEPARTMENT STORE FOCUS SHOP PHOTO]

In 2002, we will open approximately 15-20 stores in locations that meet our new standards for showcasing the brand and serving our customers - like the Naturalizer store on Lexington Avenue at 57th Street in New York City that opened this March, and our San Francisco store in Embarcadero Center that reopens with the true Naturalizer "look" this summer. We expect to end the year with a total of 225 U.S. stores and 164 Canadian stores.

WHOLESALE. Operating earnings, including those from Naturalizer, were up 68 percent for the Wholesale divisions to $52.0 million before charges, versus $31.0 million in 2000. Revenues increased 12.5 percent to $503.3 million. These results demonstrate the divisions' commitment to the second part of our three-part strategy, as it strengthened its strategic partnerships with the top names in retail.

Proof in point, we had the fastest growing major footwear brand within the Federated Department Store group, and Wal-Mart and Target ranked us among their best "Suppliers of the Year" for 2001.

Once again, the Wholesale teams made gains through product design excellence, building important brand events and developing point-of-purchase merchandising with retail partners to drive sales within stores. Dr. Scholl's and Barbie are examples of two long-standing licenses that we've developed into dominant sellers at the mass merchandise level via product innovations and merchandising; both had excellent gains in 2001.

Our women's private label/license business had another record year with double-digit sales and operating gains, and our shoes demonstrated exceptionally strong sell-throughs.

Buster Brown & Co., our kids' group, also experienced double-digit sales and operating earnings gains. Its new license offerings such as Mary-Kate and Ashley footwear for tweens, and new names in the children's category like Bob the Builder, Spider-Man, Hello Kitty and our own T.R.E.A.T.S. and Airborne brands will continue strong into 2002. Plus, the division again was awarded the Star Wars license by Lucas Films and will be marketing Star Wars kids' shoes in time for the 2002 movie release.

In February 2001, our Wholesale team, in collaboration with legendary guitarist Carlos Santana, launched a beautiful collection of women's shoes. The new Carlos brand received premier floor space for its initial placement in 25 Macy's West and Burdines stores. By year's end, the Carlos brand had secured floor space in 130 shoe departments of the nation's leading department stores - a testament to the quality of its design and the breadth of its appeal.

SALES SEGMENTED BY DISTRIBUTION CHANNEL

                                    [GRAPH]

INTERNATIONAL/SOURCING. We have been thoughtfully growing our international sales and licensing businesses, as we now sell our Naturalizer, LifeStride and several licensed products in 29 countries. It remains a small but profitable business for us and we will look to gradually expand this opportunity.

Our international sourcing operation delivered more than 65 million pairs of shoes to our stores and to our retail partners' stores in 2001. With a quality and on-time record that is broadly recognized as "best of class," team members are to be applauded for their dedication to service and production excellence. They help set Brown Shoe apart as a premier supplier of quality footwear.

                     [A PORTFOLIO OF FAMILY FOOTWEAR PHOTO]

E-INITIATIVES. As online shopping becomes an integral part of many consumers' lifestyles, Brown Shoe is well positioned to complement the bricks of our stores with the clicks of our internet sites.

Last year we invested in a controlling interest in Shoes.com, Inc. We launched the sites for Shoes.com and FamousFootwear.com in Spring 2001. While these sites are still relatively new, we're pleased to see traffic and sales building on both. In addition, our Naturalizer.com site is very popular with our Naturalizer customers... and it's profitable as well.

All three sites leverage existing inventory, distribution network and information systems to bring our customers convenience and reliability when shopping for footwear brands and styles online. I invite you to browse our sites and shop for shoes, 24 hours a day/7 days a week.

BUILDING A NEW BROWN SHOE.

Looking back upon our 123-year heritage, Brown Shoe Company for decades was the preeminent leader in the footwear industry, known worldwide for its innovation in marketing, manufacturing and retailing - consistently bringing wonderful shoes to the marketplace. I assure you that we are determined to regain the vibrancy and ingenuity that built this great company, and once again unlock its full earnings potential.

We're building a new Brown Shoe - a company committed to the pace of change necessary to compete effectively in this highly competitive environment. Focused. Fast. Smart. This has become our vision and mantra. It's embraced by our leadership, and it influences each and every decision we make.

The bold, sweeping initiatives that are well under way will fundamentally improve our competitive position, and will yield sales and earnings gains. With our strategy that focuses resources on our growth areas,commits us to freshness and velocity sell-through of our products, targets enterprise-wide improvements in operations as well as operating margin, and seeks greater synergies between our wholesale and retail businesses, we will succeed in bringing greater value to our customers and shareholders in 2002, and in the years to come.



Thank you for your continued support.

/s/ Ronald A. Fromm

Ronald A. Fromm, Chairman, President and Chief Executive Officer

FOOTWEAR BRANDS

                                    [PHOTO]

WOMEN'S

AirStep
Basswood
Bootalinos
Carlos by Carlos Santana (1)
Connie
Connie Too
Dr. Scholl's (2)
Eurosole
Eurostep
Exalt
Fanfares
F.X. LaSalle
FX
Francois Xavier Collection
Hot Kiss (3)
LifeStride
LS Studio
Marquise
Maserati
Naturalizer
NaturalSport
NightLife
Original Dr. Scholl's (2)
TX Traction
Vision Comfort

MEN'S AND ATHLETIC
Basswood
Big Country
Brown Shoe
Dr. Scholl's (2)
F.X. LaSalle
FX
Francois Xavier Collection
Nature Sole
Regal
TX Traction

CHILDREN'S
Airborne
Basswood
Barbie (4)
Bob the Builder (5)
Buster Brown
Chill Chasers by Buster Brown
Dragon Tales (6)
Hello Kitty (7)
Kipper (5)
Live Wires
Mary-Kate and Ashley (8)
Pokemon (9)
Red Goose
Sammy Sosa (10)
Spider-Man (11)
Spy Kids (12)
Star Wars (13)
The Incredible Hulk (11)
Tige
T.R.E.A.T.S.
X-Men (11)

As denoted, these brands are under license from and, in most cases, are registered trademarks of:

1    Guts & Grace Records, Inc.

2    Schering-Plough Healthcare Products, Inc.

3    Hot Kiss, Inc.

4    Mattel, Inc.

5    HIT Entertainment PLC

6    Sesame Workshop

7    Sanrio, Inc.

8    Dualstar Consumer Products L.L.C.

9    Nintendo of America, Inc. (for Canada only)

10   K.K.S.M. Inc.

11   Marvel Characters, Inc.

12   Dimension Films

13   Lucasfilm Ltd.

All other brands owned by and, in most cases, are registered trademarks of Brown Shoe Company, Inc.

RETAIL STORES

                                   [U.S. MAP]


NUMBER OF STORES
 2001     920

 2000     925

 1999     867

 1998     827

 1997     815

Family footwear stores that feature "brand names for less," located in shopping centers, regional malls and outlet centers in the U.S.

UNITED STATES
ALABAMA         8
ALASKA          3
ARIZONA         31
ARKANSAS        3
CALIFORNIA      98
COLORADO        26
CONNECTICUT     5
DELAWARE        3
FLORIDA         54
GEORGIA         35
HAWAII          4
IDAHO           6
ILLINOIS        65
INDIANA         10
IOWA            13
KANSAS          16
KENTUCKY        2
LOUISIANA       3
MAINE           3
MARYLAND        14
MASSACHUSETTS   19
MICHIGAN        42
MINNESOTA       29
MISSISSIPPI     4
MISSOURI        38
MONTANA         3
NEBRASKA        8
NEVADA          8
NEW HAMPSHIRE   6
NEW JERSEY      12
NEW MEXICO      5
NEW YORK        40
NORTH CAROLINA  4
NORTH DAKOTA    3
OHIO            46
OKLAHOMA        21
OREGON          13
PENNSYLVANIA    43
RHODE ISLAND    1
SOUTH CAROLINA  7
SOUTH DAKOTA    2
TENNESSEE       7
TEXAS           72
UTAH            13
VERMONT         1
VIRGINIA        12
WASHINGTON      19
WEST VIRGINIA   1
WISCONSIN       33
WYOMING         3
GUAM            1
PUERTO RICO     2

                             [U.S. AND CANADA MAP]

NUMBER OF STORES
 2001     456

 2000     481

 1999     486

 1998     462

 1997     464

NATURALIZER

Stores selling the Naturalizer brand of women's footwear, located in regional malls and outlet centers in the U.S. and Canada.

UNITED STATES
ALABAMA         2
ALASKA
ARIZONA         7
ARKANSAS        1
CALIFORNIA      33
COLORADO        3
CONNECTICUT     6
DELAWARE        2
FLORIDA         30
GEORGIA         10
HAWAII
IDAHO
ILLINOIS        14
INDIANA         7
IOWA
KANSAS          1
KENTUCKY
LOUISIANA       5
MAINE           1
MARYLAND        11
MASSACHUSETTS   5
MICHIGAN        16
MINNESOTA       10
MISSISSIPPI     1
MISSOURI        7
MONTANA
NEBRASKA        1
NEVADA          4
NEW HAMPSHIRE
NEW JERSEY      12
NEW MEXICO
NEW YORK        13
NORTH CAROLINA  7
NORTH DAKOTA
OHIO            10
OKLAHOMA        2
OREGON          4
PENNSYLVANIA    15
RHODE ISLAND
SOUTH CAROLINA  4
SOUTH DAKOTA
TENNESSEE       3
TEXAS           23
UTAH
VERMONT
VIRGINIA        10
WASHINGTON      8
WEST VIRGINIA   2
WISCONSIN       6
WYOMING
GUAM
PUERTO RICO
CANADA
ALBERTA            16
BRITISH COLUMBIA   18
COLUMBIA
MANITOBA           5
NEW BRUNSWICK      3
NEWFOUNDLAND       3
NOVA SCOTIA        7
ONTARIO            46
QUEBEC             56
SASKATCHEWAN       6

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION     18

FIVE-YEAR SUMMARY OF KEY FINANCIAL INFORMATION                                 25

CONSOLIDATED FINANCIAL STATEMENTS                                              26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                     30

REPORTS ON FINANCIAL STATEMENTS                                                43

SUPPLEMENTARY FINANCIAL INFORMATION                                            44





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

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

2001 COMPARED TO 2000

In fiscal 2001, Brown Shoe Company, Inc. achieved a 4.2% increase in sales. Earnings before nonrecurring and extraordinary charges, declined to $28.3 million, or $1.61 per diluted share, from $36.4 million, or $2.04 per diluted share, in fiscal 2000. Nonrecurring charges totaled $27.3 million,aftertax,which resulted in earnings before extraordinary loss of $0.9 million in fiscal 2001. An extraordinary loss of $4.9 million, net of taxes, was incurred on early redemption of debt, resulting in a net loss for the year of $4.0 million. These results reflect a year of substantially increased earnings in the Company's Wholesale division offset by a very difficult year at its Famous Footwear division.

The charges recorded in 2001 related to various initiatives the Company has undertaken to improve its competitiveness, reduce expenses and improve profitability. Following is a summary of the nonrecurring charges on a pretax basis:

    - $16.8 million to close 97 under-performing domestic Naturalizer retail stores. The charge includes costs associated with lease terminations, severance, inventory markdowns, and the write-down of fixed assets in the affected stores. Twenty-four of these stores closed in the fourth quarter of fiscal 2001, with the rest closing primarily in the first half of fiscal 2002. The closing of these stores will significantly improve this division's operating performance in 2003;however,in fiscal 2002,the Company will incur the operating losses from these stores until they are closed.

     - $16.0 million to write down inventory at Famous Footwear to accelerate the clearance of older merchandise as part of its initiative to improve inventory turns and "freshness."

     - $3.5 million of severance costs related to the elimination of 117 positions in the Company's Information Systems, Finance and Human Resources functions as it moves to a new Shared Services platform, which will eliminate redundancy associated with multiple administrative functions.

     - $3.9 million of costs associated with the transition to new management at the Famous Footwear charge is primarily related to the retirement of the former President of this division.

     - $1.2 million for the write-off of goodwill from the Company's investment in its Shoes.com e-commerce venture.

Approximately 60% of these charges are non-cash, and the Company expects the aftertax benefits associated with the initiatives leading to these charges will build over the next several years from approximately $13 million in 2003 to $22 million by 2005.

Famous Footwear achieved record sales with an increase of 1.0% to $1.044 billion in the 52-week fiscal year 2001 compared to a 53-week year in fiscal 2000. This overall increase was achieved,in spite of a 5.7% decline in same-store sales,as a result of higher sales from the replacement of smaller stores with new and larger stores in power strip shopping centers that average 10,000 square feet per store. Sales per square foot declined from $199 in fiscal 2000 to $183 in 2001, reflecting the same-store sales decline and lower productivity per square foot in the newer, larger stores. At the end of fiscal 2001, the division operated 920 stores, compared with 925 at the end of fiscal 2000, reflecting 66 openings and 71 closings. Operating earnings in this division, before nonrecurring charges, totaled $25.5 million in fiscal 2001, down from $58.0 million in fiscal 2000. This decrease resulted from the same-store sales decline, lower margins (from a very difficult and competitive retail environment and clearance sales) and higher store operating expenses at the new larger stores. In addition, for a substantial portion of 2001, Famous Footwear operated without a full management team and, at the same time, installed new buying, merchandising, and inventory flow processes. As of the beginning of fiscal 2002, with a new management team and new merchandising processes in place, and with a much cleaner and lower inventory position, Famous Footwear is focused on improving the productivity of its stores and is expecting to rebound from a difficult 2001. The nonrecurring markdown charge recorded in the fourth quarter of fiscal 2001 is expected to be fully utilized in fiscal 2002, as the division continues its accelerated program of liquidating past seasons' inventories.

In fiscal 2002, the Company plans to open 50 new Famous Footwear stores and close 50. These plans are a continuation of the repositioning of Famous Footwear's real estate portfolio by opening 8,000-12,000 square-foot stores and closing certain 5,000-6,000 square-foot stores. Square footage is expected to grow by approximately 4% in 2002. Management believes the larger store format, in power strip shopping centers will




              BROWN SHOE COMPANY, INC.  18   2001 ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

become highly productive since it provides the best opportunity to showcase and display the wide variety of brands for the entire family offered at Famous Footwear, in high-traffic destination shopping locations that are convenient and desirable for consumers.

The Company's Naturalizer Retail operations span the United States and Canada. In fiscal 2001, the domestic stores achieved a 3.8% same-store sales gain, and the Canadian stores were up 6.3%. Total sales increased 1.7% to $207.0 million in fiscal 2001. There were 456 stores open at the end of 2001 compared to 481 stores at the end of fiscal 2000, reflecting 26 openings and 51 closings in 2001. Sales per square foot increased 6.6% from $272 in fiscal 2000 to $290 in fiscal 2001. Prior to the charge to close stores, an operating loss of $1.9 million was incurred, compared to a loss of $3.8 million in fiscal 2000. This improvement reflects the same-store sales gains and a more productive store base, as the division has been focused on closing under-performing stores.

The Naturalizer chain is planning to open 15-20 stores in fiscal 2002, and close approximately 80 stores in the U.S. and Canada. The closings are included in the charge taken at the end of fiscal 2001.

The Company's Wholesale operations had a very good year in fiscal 2001, as sales increased 12.5% to $503.3 million, and operating earnings before charges improved 68.0% to $52.0 million. The sales gain was driven by a 28.6% increase in the Naturalizer brand, higher sales of Dr. Scholl's footwear, and higher sales of private label footwear, partially offset by lower sales of the LifeStride brand. The improvement in operating earnings reflects the sales gains, improved margins, and improved leveraging of the expense base. The gains achieved at Wholesale in 2001 were particularly encouraging considering the overall poor retail environment. The Naturalizer brand increased sales to department stores by 40.5% and improved its market share position from 6th at the end of 2000 to 4th at the end of 2001. The Company's position as a leading supplier to mass merchandisers remains strong.

Consolidated gross profit as a percent of sales, before charges, was 39.1%, which is down from last year's 40.5%. This decrease is attributable to lower margins at the Famous Footwear division, as a result of significant promotional activity and clearance sales that were necessary to stimulate customer interest and clear inventories. After nonrecurring charges to Cost of Sales of $20.1 million, the fiscal 2001 consolidated gross profit rate dropped to 37.9%.

Selling and administrative expenses as a percent of sales decreased from 36.3% in fiscal 2000 to 35.9%, before nonrecurring charges in 2001. This decrease reflects a lower expense rate at the Wholesale division, driven by higher sales, partially offset by a higher expense rate at Famous Footwear and outside consulting costs associated with the inventory and Shared Services initiatives. Including the nonrecurring charge of $20.1 million, the fiscal 2001 expense rate increased to 37.0%.

Interest expense increased in fiscal 2001 to $20.2 million from $18.8 million in fiscal 2000. This increase reflects higher average short-term borrowings, particularly early in the year, due primarily to higher inventories at Famous Footwear. In the second half of fiscal 2001, interest expense dropped below prior year levels, due to significant reductions in inventory at the Famous Footwear and Naturalizer retail divisions.

The Company's tax provision in fiscal 2001, prior to charges, represents an effective rate of approximately 21%. This rate is substantially lower than the Federal statutory rate, and the fiscal 2000 rate, because earnings in the Company's Far East subsidiaries, where tax rates are lower than in the United States,represented a greater portion of the Company's total earnings than in fiscal 2000. The Company does not provide deferred taxes on unremitted foreign earnings as it is the Company's intention to reinvest these earnings indefinitely, or to repatriate the earnings only when it is tax advantageous to do so. See Note 5 to the Consolidated Financial Statements for further discussion.

2000 COMPARED TO 1999

In fiscal 2000, Brown Shoe Company, Inc. achieved a 5.7% increase in sales and a 4.1% increase in diluted earnings per share compared to fiscal 1999. These results reflect record sales and earnings at the Famous Footwear division and a strong sales gain by the flagship Naturalizer brand at wholesale. At the same time, these sales and earnings gains fell short of planned levels as 2000 presented an overall difficult retail environment, which contributed to the relatively flat same-store sales levels at our Famous Footwear and Naturalizer Retail stores.

Net sales of $1.685 billion for the 53-week fiscal 2000 were 5.7% higher than the $1.594 billion in fiscal 1999, which included 52 weeks. Net earnings in fiscal 2000 reached $36.4 million compared to net earnings of $35.5 million in fiscal 1999, an increase of 2.5%. Diluted earnings per share of $2.04 were 4.1% higher than the $1.96 per share earned in fiscal 1999.



               BROWN SHOE COMPANY, INC.  19   2001 ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Famous Footwear achieved its fifth consecutive year of improved operating earnings. For the first time, Famous Footwear surpassed the $1 billion mark in sales, reporting sales of $1.034 billion in fiscal 2000, an increase of 11.4% over fiscal 1999's sales of $927.6 million. In fiscal 2000, on a comparable 52-week basis, same-store sales decreased .6%, but sales per square foot increased .6% reflecting the addition of more productive stores. In fiscal 2000, 92 new stores were opened, 26 stores were acquired with the Mil-Mar chain of stores primarily located in the Greater Milwaukee area, and 60 stores were closed. This resulted in the net addition of 58 stores. At the end of fiscal 2000, Famous Footwear operated 925 stores compared to 867 at the end of fiscal 1999. Operating earnings for fiscal 2000 were $58.0 million compared to $54.0 million in fiscal 1999, an increase of 7.4%, reflecting the higher sales and improved margins, partially offset by an increase in expenses as a percent of sales. The increased expenses were driven by higher inventory distribution costs as a result of increasing inventory levels in the stores and the addition of new, larger stores in power strip shopping centers.

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

Sales at the Company's Naturalizer Retail operations, which include stores in both the United States and Canada, were $203.5 million in fiscal 2000, up 9.1% from the $186.6 million achieved in 1999. Same-store sales, on a comparable 52-week basis, increased .5% in the United States and 5.9% in Canada. An operating loss of $3.8 million was incurred in fiscal 2000, compared to a $3.7 million loss in fiscal 1999. Higher store operating costs in fiscal 2000 offset the impact of the higher sales. At the end of fiscal 2000, 481 stores were in operation including 331 in the United States and 150 in Canada.

Consolidated gross profit as a percent of sales was 40.5% in fiscal 2000, an improvement from 39.3% in fiscal 1999. This improvement reflects a higher margin rate at Famous Footwear and the Wholesale operations, and a higher proportion of the Company's sales being at retail, which carries a higher gross profit rate than wholesale.

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

The Company's tax provision of $16.0 million in fiscal 2000 represented an effective tax rate of 30.5%, which was slightly lower than the fiscal 1999 rate of 31.4%. The Company's effective tax rate was below the statutory United States federal rate because of earnings in the Far East, which are taxed at lower rates, as disclosed further in Note 5 to the Consolidated Financial Statements.

RESTRUCTURING INITIATIVES

In the fourth quarter of fiscal 2001, the Company made the decision to close 97 under-performing Naturalizer retail stores in the United States, and to eliminate 117 positions in the Company's Information Systems, Finance and Human Resource functions in its St. Louis, Missouri and Madison, Wisconsin facilities, as it implements a new Shared Services administrative platform.

A pretax charge of $16.8 million was taken to close the Naturalizer stores, the components of which are:

     - Costs to buy out leases prior to their normal expiration date - $8.3 million.

     - Inventory markdowns to liquidate quantities in closing stores - $4.1 million.

     - Fixed asset write-downs to net realizable value - $4.1 million.

     - Severance and benefit costs for employees terminated by the store closings - $0.3 million.



              BROWN SHOE COMPANY, INC.   20   2001 ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

The pretax charge associated with the elimination of positions from the Shared Services initiative for severance and benefits is $3.5 million.

Approximately $1.3 million of the restructuring charge for the Naturalizer stores, and $0.4 million of the charge for Shared Services were utilized in fiscal 2001. The balance of the reserves is expected to be utilized in fiscal 2002.

IMPACT OF INFLATION

The effects of inflation on the Company have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2001, the Company completed a major restructuring of its capital structure by entering into a new revolving credit agreement and calling its 9.5% $100 million notes that were outstanding. This restructuring provides the Company with increased financial flexibility and lower interest rates.

In December 2001, the Company entered into a new five-year $350 million secured revolving bank credit agreement with a syndicate of banks. This credit agreement replaced the Company's previously existing $165 million facility. Availability under the new agreement is based on a formula of eligible accounts receivable and eligible inventory, subject to certain adjustments. If availability (eligible accounts receivable and inventory less outstanding borrowings) falls below specified levels, certain covenants are triggered including fixed charge coverage ratio requirements if below $35 million, and default if below $25 million. There are certain other restrictions and covenants in the agreement. Interest rates during the first year of the agreement are based on LIBOR plus 2.25%, or .25% over the Base Rate, as defined. There is an unused line fee of ..375% in 2002. Borrowings are collateralized by accounts receivable and inventory of the parent company and its wholly owned domestic and Canadian subsidiaries.

In conjunction with entering into this new credit agreement, in January 2002 the Company redeemed its 9.5% $100 million notes that were due in 2006. The call premium and the write-off of deferred debt issuance expenses associated with this debt and the previous revolving credit agreement, totaling $4.9 million aftertax, were recorded as an extraordinary loss in the fourth quarter of fiscal 2001. The early retirement of this debt was funded by the new credit facility.

At the end of 2001, the Company had $164.3 million of borrowings and $13.1 million of letters of credit outstanding under the credit agreement. Total additional borrowing availability was approximately $102 million at the end of 2001. $100 million of the borrowings are classified as long-term debt on the Balance Sheet as the Company expects this amount to be outstanding throughout the following year. The Company has entered into interest rate swap contracts to fix the interest rate on this $100 million debt at 6.88% through October, 2004.

The Company believes that borrowing capacity under this facility will be adequate to meet its operational needs, capital expenditure plans, and fund $28.6 million of scheduled long-term debt maturities in fiscal 2002.

The Company's long-term debt is rated Ba3 by Moody's Investors Service and BB by Standard & Poor's Corporation.

In fiscal 2001, the Company's total debt decreased $12.2 million to $216.3 million due to $38.6 million of cash dividends from the Company's Canadian and other foreign subsidiaries and lower inventories, partially offset primarily by the loss for the year and capital expenditures. The Company's ratio of debt-to-capital decreased from 45.8% at the end of fiscal 2000 to 45.7% at the end of fiscal 2001.

Working capital at the end of fiscal 2001 was $225.5 million, which was $41.1 million lower than at the end of fiscal 2000. The Company's current ratio, the relationship of current assets to current liabilities, decreased from 1.9 to 1 at the end of fiscal 2000, to 1.7 to 1 at the end of fiscal 2001.

Cash provided by operating activities in fiscal 2001 was $21.1 million, compared to $6.4 million in fiscal 2000. The increase in fiscal 2001, compared to fiscal 2000, was due to a reduction in inventories at Famous Footwear offset by lower earnings.

Cash used for investing activities in fiscal 2001 included capital expenditures of $26.3 million, primarily for new store openings and remodelings at Famous Footwear and Naturalizer Retail. In fiscal 2002, the Company expects capital expenditures to total approximately $28 million, primarily for new stores and store remodeling at Famous Footwear and Naturalizer Retail.


              BROWN SHOE COMPANY, INC.   21   2001 ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

In May 2000, the Company announced a stock repurchase program authorizing the repurchase of up to 2 million shares of the Company's outstanding common stock. In fiscal 2001, the Company repurchased 145,900 shares at a cost of $2.6 million. Since the inception of this program, the Company has repurchased a total of 928,900 shares for approxmately $11.3 million.

Brown Shoe Company, Inc. paid a dividend of $0.40 per share in fiscal 2001 and fiscal 2000. The 2001 dividend marked the 79th year of consecutive quarterly dividends.

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

A description of the Company's accounting policies for derivative instruments is included in Note 10 to the Consolidated Financial Statements.

FOREIGN CURRENCY EXCHANGE RATES

In the normal course of business, the Company is exposed to foreign currency exchange rate risks as a result of having assets, liabilities and inventory purchase commitments outside the United States. The Company employs an established foreign currency hedging strategy to protect earnings and cash flows from the adverse impact of exchange rate movements. A substantial portion of inventory sourced from foreign countries is purchased in United States dollars and, accordingly, is not subject to exchange rate fluctuations. However, where the purchase price is to be paid in a foreign currency, the Company enters into foreign exchange contracts or option contracts, with maturity periods normally less than one year, to reduce its exposure to foreign exchange risk. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and demand for footwear from various locations throughout the world. The changes in market value of foreign exchange contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value of the Company's net currency positions at February 2, 2002 resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material.

Assets and liabilities outside the United States are primarily located in Canada and Hong Kong. The Company's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term, and thus are not hedged. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates was approximately $36 million at February 2, 2002. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $3.6 million. Any loss in fair value would be reflected as a cumulative translation adjustment in Other Comprehensive Income and would not impact earnings.

INTEREST RATES

The Company's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate on fixed rate debt will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. The Company has interest rate swap derivative instruments outstanding at year-end to fix the interest rate on $100 million of borrowings outstanding under the revolving bank credit facility.

Under the bank credit agreement, the Company's only variable rate debt, outstanding floating rate borrowings as of February 2, 2002 totaled $64.3 million. A hypothetical 10% adverse change in interest rates on the average outstanding borrowings during fiscal 2001 would not have been material to the Company's net earnings and cash flows.

At February 2, 2002, the fair value of the Company's long-term debt is estimated at approximately $153 million, based upon the borrowing rate currently available




              BROWN SHOE COMPANY, INC.   22   2001 ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

to the Company for financing arrangements with similar terms and maturities. Market risk is viewed as the potential change in fair value of the Company's debt resulting from a hypothetical 10% adverse change in interest rates and would be approximately $4 million at February 2, 2002.

CRITICAL ACCOUNTING POLICIES

INVENTORIES

Inventories are the Company's most significant asset, representing 56% of the total. They are valued at the lower of cost or market, with 95% of consolidated inventories using the last-in, first-out (LIFO) method.

The Company continually applies its judgment in valuing its inventories by assessing the net realizable value of its inventories based on current selling prices. At all of its divisions, except Famous Footwear, markdown reserves are provided to reduce the carrying values of its inventories to a level where upon sale of the product, the Company will realize its initial gross profit rate. At its Famous Footwear division, markdowns are recognized when it becomes evident that inventory items will be sold at retail prices that are less than cost,plus the cost to sell the product.This policy causes gross profit rates at Famous Footwear to be lower than the initial markup during periods when permanent price reductions are taken to clear product.

The Famous Footwear division has embarked on an initiative to significantly reduce its overall level of inventory and improve the freshness and velocity of product in its stores.As a result of this program, unusually deep retail price reductions were taken in 2001 to accelerate the clearance of noncurrent inventories, thereby necessitating the $16 million charge taken in the fourth quarter of 2001.The affected merchandise is expected to be liquidated in fiscal 2002. Longer term, this accelerated inventory turn initiative is expected to improve gross profit rates historically achieved at the Famous Footwear division. However, during the implementation phase of the project,which will include all of 2002, the impact on the gross profit rate is difficult to assess fully until all of the noncurrent inventories are liquidated.

INCOME TAXES

The Company provides taxes for the effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, bad debt reserves, store closing reserves and inventory.
The Company does not provide deferred taxes on the accumulated unremitted earnings of the Company's Canadian and other foreign subsidiaries. Based on the current United States and Canadian income tax rates it is anticipated that no additional taxes would be due if the Canadian earnings were distributed.With regard to the Company's other foreign subsidiaries, the Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

STORE CLOSING AND IMPAIRMENT CHARGES

The Company regularly analyzes the results of all of its stores and assesses the viability of under-performing stores to determine whether they should be closed or whether their long-lived assets have been impaired.

The Company provides reserves for the cost of closing stores when the decision is made to close a store. Reserves provided include any early lease buyout costs, fixed asset and inventory impairment losses, and severance cost, as applicable. The operating results of stores identified to be closed are recognized as incurred until the closing occurs.

In accordance with SFAS No. 121, asset impairment tests are performed at least annually, on a store-by-store basis.After allowing for an appropriate start-up period, unusual nonrecurring events, or favorable trends, fixed assets of stores indicated as impaired are written down to fair value.

LITIGATION AND TAX CONTINGENCIES

The Company is the defendant in several claims and lawsuits arising in the normal course of business. The Company does not believe any of these proceedings will have a material adverse effect on the Company's consolidated financial position. It is possible, however, future results of operations for any particular quarter or annual period could be materially affected by changes in assumptions related to these proceedings.The Company accrues its best estimate of the cost of resolution of these claims in accordance with SFAS No. 5. Legal defense costs of such claims are recognized in the period in which they are incurred.

The Company is periodically audited by domestic and foreign tax authorities. In evaluating issues raised in such audits, reserves are provided for exposures as appropriate.




              BROWN SHOE COMPANY, INC.   23   2001 ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


ENVIRONMENTAL MATTERS

The Company is involved in environmental remediation and ongoing maintenance at several sites, including its closed New York tannery and its owned facility in Colorado. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. In March 2000, a class-action lawsuit was filed against the Company in Colorado State Court related to the Colorado site. In December 2001, the court denied the plaintiffs' motion for class certification and ordered the individual plaintiffs to proceed with the case. The plaintiffs have asked the court to reconsider its ruling. The Company does not believe the ultimate outcome of this lawsuit will have a materially adverse effect on its results of operations or financial condition. In May 2001, the Company filed a lawsuit in the Federal district court in Denver seeking contributions from parties the Company believes to have contributed to pollution in and around the Colorado site. See Note 13 to the Consolidated Financial Statements for a further description of specific properties.

Reserves are provided for estimated costs associated with the Company's environmental matters in accordance with SFAS No. 5 and SOP No. 96-1. The Company continually assesses the level of reserves required based on the most recent information available as to the actions that will be required by the various Federal and State authorities responsible for the various sites. The Company believes the reserves carried at February 2, 2002, of $4.1 million are appropriate, but changes in estimates and actions necessary to complete the regulatory requirements may cause the required levels of reserves to change.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected as they are subject to various risks and uncertainties. These include general economic conditions, competition, consumer apparel and footwear trends, and political and economic conditions in Brazil and China, which are significant footwear sourcing countries for the Company. These factors are listed and further discussed in the Company's Annual Report on Form 10-K.




               BROWN SHOE COMPANY, INC.   24   2001 ANNUAL REPORT

                 FIVE-YEAR SUMMARY OF KEY FINANCIAL INFORMATION


FIVE-YEAR SUMMARY

                                                  2001          2000          1999          1998         1997
THOUSANDS, EXCEPT PER SHARE AMOUNTS            (52 WEEKS)    (53 WEEKS)    (52 WEEKS)    (52 WEEKS)   (52 WEEKS)
----------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                    $  1,755,848  $  1,684,859  $  1,594,131  $  1,539,907 $  1,569,329
Cost of goods sold                              1,089,549     1,002,727       967,161       925,190      988,530
----------------------------------------------------------------------------------------------------------------
Gross profit                                      666,299       682,132       626,970       614,717      580,799
----------------------------------------------------------------------------------------------------------------

Selling and administrative expenses               650,246       610,788       558,436       551,877      559,536
Interest expense                                   20,240        18,823        17,349        19,383       21,756
Other (income) expense, net                         1,488           164          (580)        5,854        1,675
----------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and
  extraordinary loss                               (5,675)       52,357        51,765        37,603       (2,168)
Income tax (provision) benefit                      6,624       (15,992)      (16,264)      (13,934)     (18,728)
----------------------------------------------------------------------------------------------------------------
Earnings (loss) before extraordinary loss             949        36,365        35,501        23,669      (20,896)
Extraordinary loss on early redemption
  of debt, net of taxes                            (4,911)           --            --            --           --
----------------------------------------------------------------------------------------------------------------
Net earnings (loss)                          $     (3,962) $     36,365  $     35,501  $     23,669 $    (20,896)
----------------------------------------------------------------------------------------------------------------

RETURNS FROM OPERATIONS BEFORE EXTRAORDINARY
LOSS
Return on net sales                                   .1%          2.2%          2.2%          1.5%        (1.3%)
Return on beginning shareholders' equity              .4%         14.5%         16.3%         11.9%        (8.8%)
Return on average invested capital                    .2%          7.5%          7.9%          5.3%        (4.2%)

DIVIDENDS PAID                               $      6,988  $      7,202  $      7,295  $      7,223 $     15,323

CAPITAL EXPENDITURES                               26,319        30,528        28,688        22,747       21,727

PER COMMON SHARE
Basic earnings (loss) before extraordinary
loss                                         $        .06  $       2.06  $       1.99  $       1.34 $      (1.19)
Basic net earnings (loss)                            (.23)         2.06          1.99          1.34        (1.19)
Diluted earnings (loss) before extraordinary
loss                                                  .05          2.04          1.96          1.32        (1.19)
Diluted net earnings (loss)                          (.23)         2.04          1.96          1.32        (1.19)
Dividends paid                                        .40           .40           .40           .40          .85
Shareholders' equity                                14.68         15.46         13.69         11.95        11.04

FINANCIAL POSITION
Receivables, net                             $     68,305  $     64,403  $     68,236  $     67,815 $     77,355
Inventories, net                                  396,227       427,830       365,989       362,274      380,177
Working capital                                   225,457       266,541       270,005       250,939      260,437
Property and equipment, net                        85,746        90,605        84,600        82,178       82,744
Total assets                                      700,898       740,069       650,338       655,232      694,988
Long-term debt and capitalized lease
  obligations                                     123,491       152,037       162,034       172,031      197,027
Shareholders' equity                              256,656       269,972       249,945       217,174      199,190
Average common shares outstanding--basic           17,188        17,670        17,859        17,692       17,591
Average common shares outstanding--diluted         17,539        17,846        18,125        17,943       17,841
----------------------------------------------------------------------------------------------------------------

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.


              BROWN SHOE COMPANY, INC.   25   2001 ANNUAL REPORT

                       CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS                               FEBRUARY 2, 2002    FEBRUARY 3, 2001
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                              $      22,712       $     50,491
Receivables, net of allowance of $5,605 in 2001, and $5,863 in 2000                           68,305             64,403
Inventories, net of adjustment to last-in, first-out cost of $11,776 in 2001, and
$11,433 in 2000                                                                              396,227            427,830
Deferred and refundable income taxes                                                          25,039              5,630
Prepaid expenses and other current assets                                                     14,627             14,378
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                         526,910            562,732
---------------------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                                         42,232             39,936
Other assets                                                                                  46,010             46,796
Property and equipment, net                                                                   85,746             90,605
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                           $     700,898       $    740,069
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                                          $      64,250       $     66,500
Trade accounts payable                                                                       122,360            127,887
Employee compensation and benefits                                                            33,289             36,057
Other accrued expenses                                                                        52,454             53,897
Income taxes                                                                                     550              1,850
Current maturities of long-term debt                                                          28,550             10,000
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                    301,453            296,191
---------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt, including capitalized lease obligations                                      123,491            152,037
Deferred income taxes                                                                          7,865              7,678
Other liabilities                                                                             11,433             14,191
---------------------------------------------------------------------------------------------------------------------------
Total other liabilities                                                                      142,789            173,906
---------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, $1.00 par value, 1,000,000 shares authorized; no shares outstanding              --                 --
Common stock, $3.75 par value, 100,000,000 shares authorized; 17,483,585 and
  17,460,772 shares outstanding                                                               65,564             65,477
Additional capital                                                                            47,948             46,578
Unamortized value of restricted stock                                                         (1,909)            (2,386)
Accumulated other comprehensive loss                                                          (9,975)            (7,138)
Retained earnings                                                                            155,028            167,441
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                   256,656            269,972
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                             $     700,898       $    740,069
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



              BROWN SHOE COMPANY, INC.   26   2001 ANNUAL REPORT

                       CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED EARNINGS

THOUSANDS, EXCEPT PER SHARE AMOUNTS                                              2001             2000            1999
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                                $  1,755,848     $  1,684,859    $  1,594,131
Cost of goods sold                                                          1,089,549        1,002,727         967,161
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                  666,299          682,132         626,970
----------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                                           650,246          610,788         558,436
Interest expense                                                               20,240           18,823          17,349
Other (income) expense, net                                                     1,488              164            (580)
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and extraordinary loss                     (5,675)          52,357          51,765
Income tax (provision) benefit                                                  6,624          (15,992)        (16,264)
----------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary loss                                                949           36,365          35,501
Extraordinary loss on early redemption of debt, net of taxes                   (4,911)              --              --
----------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS)                                                      $     (3,962)    $     36,365    $     35,501
----------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY LOSS                $        .06     $       2.06    $       1.99
----------------------------------------------------------------------------------------------------------------------

BASIC NET EARNINGS (LOSS) PER COMMON SHARE                               $       (.23)    $       2.06    $       1.99
----------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY LOSS              $        .05     $       2.04    $       1.96
----------------------------------------------------------------------------------------------------------------------

DILUTED NET EARNINGS (LOSS) PER COMMON SHARE                             $       (.23)    $       2.04    $       1.96
----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


              BROWN SHOE COMPANY, INC.   27   2001 ANNUAL REPORT

                       CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOWS

THOUSANDS                                                                   2001           2000        1999
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss)                                                     $   (3,962)   $   36,365   $  35,501
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                             26,707        23,953      25,547
  Loss on disposal or impairment of facilities and equipment                 6,394         2,117       1,567
  Provision for losses on accounts receivable                                  763         1,554       2,234
  Changes in operating assets and liabilities:
    Receivables                                                             (4,665)        2,279      (3,769)
    Inventories                                                             31,603       (61,841)     (3,715)
    Prepaid expenses and other current assets                              (19,658)         (617)      2,761
    Trade accounts payable and accrued expenses                             (9,738)       14,474     (12,627)
    Income taxes                                                            (1,300)       (2,552)     (4,949)
  Other, net                                                                (5,081)       (9,301)     (3,410)
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   21,063         6,431      39,140
-------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                       (26,319)      (30,528)    (28,688)
Proceeds from sale of le coq sportif                                           676         1,007       9,538
Proceeds from sales of fixed assets                                          1,911            --          14
-------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                      (23,732)      (29,521)    (19,136)
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in short-term notes payable                             (2,250)       66,500          --
Debt issuance costs                                                         (5,214)       (1,203)         --
Repayments of long-term debt                                              (110,000)      (10,000)    (25,000)
Additions to long-term debt                                                100,000            --          --
Payments for purchase of treasury stock                                     (2,630)       (8,699)         --
Proceeds from issuance of common stock                                       1,972            27         917
Dividends paid                                                              (6,988)       (7,202)     (7,295)
-------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                           (25,110)       39,423     (31,378)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           (27,779)       16,333     (11,374)
Cash and cash equivalents at beginning of year                              50,491        34,158      45,532
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $   22,712    $   50,491   $  34,158
-------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


              BROWN SHOE COMPANY, INC.   28   2001 ANNUAL REPORT

                       CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                               UNAMORTIZED    ACCUMULATED
THOUSANDS, EXCEPT NUMBER OF SHARES               COMMON STOCK                    VALUE OF       OTHER                     TOTAL
                                             -------------------   ADDITIONAL   RESTRICTED   COMPREHENSIVE   RETAINED  SHAREHOLDERS'
AND PER SHARE AMOUNTS                        SHARES      DOLLARS    CAPITAL       STOCK      INCOME (LOSS)   EARNINGS     EQUITY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 30, 1999                   18,168,340   $ 68,131    $ 48,243    $ (4,058)      $ (8,842)    $ 113,700   $ 217,174
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                   35,501      35,501
Currency translation adjustment                                                                   2,808                     2,808
------------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income                                                                                                     38,309
Dividends ($0.40 per share)                                                                                    (7,295)     (7,295)
Stock issued under employee
  benefit plans                                56,150        210         707                                                  917
Stock issued under restricted
  stock plan, net                              38,500        145         203        (348)                                      --
Amortization of deferred
  compensation under
  restricted stock plan                                                              840                                      840
------------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 29, 2000                   18,262,990   $ 68,486    $ 49,153    $ (3,566)      $ (6,034)    $ 141,906   $ 249,945
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                   36,365      36,365
Currency translation adjustment                                                                  (1,104)                   (1,104)
------------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income                                                                                                     35,261
Dividends ($0.40 per share)                                                                                    (7,202)     (7,202)
Treasury stock acquired                      (783,000)    (2,936)     (2,135)                                  (3,628)     (8,699)
Stock issued under employee
  benefit plans                                 2,282          9          18                                                   27
Stock issued (forfeited) under
  restricted stock plan, net                  (21,500)       (82)       (458)        540                                       --
Amortization of deferred
  compensation under
  restricted stock plan                                                              640                                      640
------------------------------------------------------------------------------------------------------------------------------------
BALANCE FEBRUARY 3, 2001                   17,460,772   $ 65,477    $ 46,578    $ (2,386)      $ (7,138)    $ 167,441   $ 269,972
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                                       (3,962)     (3,962)
Currency translation adjustment                                                                  (2,115)                   (2,115)
Unrealized losses on derivative instruments                                                        (722)                     (722)
------------------------------------------------------------------------------------------------------------------------------------
  Comprehensive loss                                                                                                       (6,799)
Adjustment for change in year end                                                                                 166         166
Dividends ($0.40 per share)                                                                                    (6,988)     (6,988)
Treasury stock acquired                      (145,900)      (547)       (399)                                  (1,684)     (2,630)
Stock issued under employee
  benefit plans                               138,963        522       1,393                                       55       1,970
Stock issued under
  restricted stock plan, net                   29,750        112         376        (488)                                      --
Amortization of deferred
  compensation under
  restricted stock plan                                                              965                                      965
------------------------------------------------------------------------------------------------------------------------------------
BALANCE FEBRUARY 2, 2002                   17,483,585   $ 65,564    $ 47,948    $ (1,909)      $ (9,975)    $ 155,028   $ 256,656
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


              BROWN SHOE COMPANY, INC.   29   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
Brown Shoe Company, Inc. (the "Company"), founded in 1878, is a footwear retailer and wholesaler. The Company's shares trade under the "BWS" symbol on the New York and Chicago Stock Exchanges.

The Company provides a broad offering of branded, licensed and private label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,376 retail shoe stores in the United States and Canada primarily under the Famous Footwear, Naturalizer and F.X. LaSalle names. In addition, through its Wholesale divisions, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. In fiscal 2001, approximately 71% of the Company's sales were at retail, compared to 73% in 2000 and 70% in 1999. See
Note 6 for additional information regarding the Company's business segments.

CONSOLIDATION
The Consolidated Financial Statements include the accounts of Brown Shoe Company, Inc. and its wholly owned and majority-owned subsidiaries, after the elimination of intercompany accounts and transactions. At the beginning of fiscal 2001, the Company combined its Pagoda division within Brown Shoe Wholesale division and changed its year-end from December 31 to the Saturday nearest January 31. As a result, the earnings for the month of January 2001 of $0.2 million were credited directly to retained earnings.

ACCOUNTING PERIOD
The Company's fiscal year is the 52- or 53-week period ending the Saturday nearest to January 31. Fiscal years 2001, 2000 and 1999 ended on February 2, 2002, February 3, 2001, and January 29, 2000, respectively. Fiscal years 2001 and 1999 each included 52 weeks and fiscal year 2000 included 53 weeks.

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

INVENTORIES
All inventories are valued at the lower of cost or market, with 95% of consolidated inventories using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $11.8 million and $11.4 million higher at February 2, 2002, and February 3, 2001, respectively.

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

REVENUE RECOGNITION
Retail sales are net of returns and exclude sales tax. Wholesale sales are recorded, net of returns, when the merchandise has been shipped and title has passed to the customer.

STORE CLOSING AND IMPAIRMENT CHARGES
The Company provides reserves for the cost of closing stores when the decision is made to close a store. Reserves provided include any early lease termination costs, fixed asset and inventory impairment losses, and severance cost, as applicable. The operating results of stores identified to be closed are recognized as incurred until the closing actually occurs.

Asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events, or favorable trends, fixed assets of stores indicated as impaired are written down to fair value.

INCOME TAXES
Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, bad debt reserves, inventory, and store closing reserves.


              BROWN SHOE COMPANY, INC.   30   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EARNINGS PER SHARE
Basic earnings per share is calculated using only the outstanding shares of common stock. Diluted earnings per share is calculated using all outstanding shares, unvested restricted stock and the dilutive effect, if any, of stock options.

COMPREHENSIVE INCOME
Comprehensive Income includes all changes in equity except those resulting from investments by owners and distributions to owners. The Accumulated Other Comprehensive Loss for the Company is comprised of cumulative foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments.

STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes compensation expense related to stock appreciation units, stock performance plans and restricted stock grants. No compensation expense is recorded for stock options granted at market value. The Company has elected to apply the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), by making pro forma disclosures of net earnings and earnings per share to reflect the fair value of stock options as if SFAS No. 123 had been adopted.


[2] EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share amounts):

                            2001       2000      1999
-----------------------------------------------------
NUMERATOR
Earnings before
  extraordinary loss    $    949    $36,365  $ 35,501
Extraordinary loss,
  net of taxes            (4,911)        --        --
-----------------------------------------------------
Net earnings (loss)     $ (3,962)   $36,365  $ 35,501
-----------------------------------------------------

                            2001       2000      1999
-----------------------------------------------------
DENOMINATOR (SHARES)
Denominator for basic
  earnings (loss) per
  common share            17,188     17,670    17,859
Dilutive effect of
  unvested restricted
  stock and stock
  options                    351        176       266
-----------------------------------------------------
Denominator for diluted
  earnings (loss) per
  common share            17,539     17,846    18,125
-----------------------------------------------------
BASIC EARNINGS (LOSS)
  PER COMMON SHARE
Earnings before
  extraordinary loss    $    .06    $  2.06  $   1.99
Extraordinary loss          (.29)        --        --
-----------------------------------------------------
Net earnings (loss)     $   (.23)   $  2.06  $   1.99
-----------------------------------------------------
DILUTED EARNINGS (LOSS)
  PER COMMON SHARE
Earnings before
  extraordinary loss    $    .05    $  2.04  $   1.96
Extraordinary loss          (.28)        --        --
-----------------------------------------------------
Net earnings (loss)     $   (.23)   $  2.04  $   1.96
-----------------------------------------------------

[3] NONRECURRING AND RESTRUCTURING CHARGES

In the fourth quarter of 2001, the Board of Directors of the Company approved the implementation of various initiatives to improve the Company's competitive position, reduce expenses and improve profitability that led to nonrecurring and restructuring charges totaling $41.4 million before taxes and $27.3 million aftertax. Following is a summary of the charges on a pretax basis:

     - $16.8 million to close 97 under-performing domestic Naturalizer retail stores.

     - $16.0 million to write down inventory at Famous Footwear to accelerate the clearance of older merchandise as part of its initiative to improve inventory turns and "freshness."

     - $3.5 million of severance costs related to the elimination of 117 positions in the Company's Information Systems, Finance and Human Resources functions as it moves to a new Shared Services platform.



              BROWN SHOE COMPANY, INC.   31   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     - $3.9 million of costs associated with the transition to new management at the Famous Footwear division. This charge is primarily related to the retirement of the former President of this division.

     - $1.2 million for the write-off of goodwill from the Company's investment in its Shoes.com e-commerce venture.

These pretax charges totaled $41.4 million, of which $20.1 million is reflected in Cost of Goods Sold, $20.1 million in Selling and Administrative Expenses, and $1.2 million in Other Expense. A tax benefit of $14.1 million was associated with the nonrecurring charges. Approximately 60% of these charges are non-cash.

The charge to close 97 Naturalizer retail stores included the following components:

     - Costs to buy out leases prior to their normal expiration date -- $8.3 million.

     - Inventory markdowns to liquidate quantities in closing stores -- $4.1 million.

     - Fixed asset write-downs to net realizable value -- $4.1 million.

     - Severance and benefit costs for employees terminated by the store closings -- $0.3 million.

The pretax charge associated with the elimination of 117 positions in its St. Louis, Missouri, and Madison, Wisconsin facilities from the Shared Services initiative for severance and benefits is $3.5 million.

Approximately $1.3 million of the restructuring charge for the Naturalizer stores and $0.4 million of the charge for Shared Services were utilized in fiscal 2001. The balance of the reserves is expected to be utilized in fiscal 2002.

[4] RETIREMENT AND OTHER BENEFIT PLANS

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

The Company also maintains an unfunded Supplemental Executive Retirement Plan. The projected benefit obligation was $9.6 million and the accumulated benefit obligation was $6.6 million as of February 2, 2002, and $10.7 million and $6.3 million, respectively, as of February 3, 2001.

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

The following table sets forth the plans' changes in benefit obligations and plan assets as well as amounts recognized in the Company's Consolidated Balance Sheets at February 2, 2002, and February 3, 2001 (in thousands):



              BROWN SHOE COMPANY, INC.   32   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  PENSION BENEFITS       OTHER POSTRETIREMENT BENEFITS
                                                             --------------------------  -----------------------------
                                                                    2001        2000          2001        2000
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                      $    109,926   $  99,356    $    4,962   $   5,666
Service cost                                                        4,433       4,431             1           4
Interest cost                                                       7,583       7,497           327         354
Plan participants' contributions                                       --          --           273         323
Plan amendments                                                       800          --            --        (731)
Actuarial loss                                                      3,969       6,405           136         153
Gross benefits paid                                               (12,886)     (7,763)         (784)       (807)
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                            $    113,825   $ 109,926    $    4,915   $   4,962
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year               $    161,389   $ 151,114    $       --   $      --
Actual return on plan assets                                       13,340      17,667            --          --
Employer contributions                                              2,850         371           511         484
Plan participants' contributions                                       --          --           273         323
Gross benefits paid                                               (12,886)     (7,763)         (784)       (807)
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                     $    164,693   $ 161,389    $       --   $      --
----------------------------------------------------------------------------------------------------------------------
Funded status at end of year                                 $     50,868   $  51,463    $   (4,915)  $  (4,962)
Unrecognized net actuarial gain                                   (11,549)    (12,924)         (643)     (1,092)
Unrecognized prior service cost                                     1,810         458          (315)       (523)
----------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                         $     41,129   $  38,997    $   (5,873)  $  (6,577)
----------------------------------------------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheets
consist of:
  Prepaid benefit cost                                       $     47,761   $  45,340    $       --   $      --
  Accrued benefit cost                                             (6,632)     (6,343)       (5,873)     (6,577)
----------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year                         $     41,129   $  38,997    $   (5,873)  $  (6,577)
----------------------------------------------------------------------------------------------------------------------

Net periodic benefit cost (income) for 2001, 2000 and 1999 included the following components (in thousands):

                                                PENSION BENEFITS                 OTHER POSTRETIREMENT BENEFITS
                                      ------------------------------------       -----------------------------
                                        2001         2000         1999             2001      2000       1999
----------------------------------------------------------------------------------------------------------------
Service cost                          $   4,433    $   4,431    $   4,626       $      1    $       4  $      5
Interest cost                             7,583        7,497        7,316            327          354       378
Expected return on assets               (12,943)     (11,709)     (12,859)            --           --        --

Amortization of:
  Actuarial (gain) loss                     300          133          108           (313)        (462)     (562)
  Prior service cost                         45           50           80           (209)        (209)       (1)
Settlement cost                           1,300           --          750             --           --        --
----------------------------------------------------------------------------------------------------------------
Total net periodic benefit cost
(income)                              $     718    $     402    $      21       $   (194)   $    (313) $   (180)
----------------------------------------------------------------------------------------------------------------







             BROWN SHOE COMPANY, INC.   33   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                       OTHER POSTRETIREMENT
                          PENSION BENEFITS                   BENEFITS
                        --------------------           ---------------------
                        2001            2000           2001             2000
------------------------------------------------------------------------------
WEIGHTED-AVERAGE
ASSUMPTIONS
Discount rate           6.75%           7.00%           6.75%           7.00%
Expected return on
  plan assets           9.50%           9.50%             n/a             n/a
Rate of compensation
  increase              4.50%           4.50%             n/a             n/a
------------------------------------------------------------------------------

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed. A one-percentage-point change in assumed health care cost trend rates would not have a material impact on service and interest cost and the postretirement benefit obligation.

The Company's defined contribution 401(k) plan covers salaried and certain hourly employees. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The Company's expense for this plan was $2.5 million in 2001, $2.6 million in 2000 and $2.7 million in 1999.

[5] INCOME TAXES

The components of earnings (loss) before income taxes and extraordinary loss consisted of domestic earnings (loss) before income taxes of $(35.2) million, $28.7 million and $28.8 million, in 2001, 2000 and 1999, respectively, and foreign earnings before income taxes of $29.6 million, $23.7 million, and $23.0 million in 2001, 2000 and 1999, respectively.

The components of income tax expense (benefit) on earnings before extraordinary loss were as follows (in thousands):

                          2001       2000      1999
------------------------------------------------------
FEDERAL
Current                $ (1,891)   $ 8,346   $ 9,391
Deferred                 (8,438)     1,836     1,920
------------------------------------------------------
                        (10,329)    10,182    11,311
STATE                       (14)     2,342       913
FOREIGN                   3,719      3,468     4,040
------------------------------------------------------
Total income tax
  expense (benefit)    $ (6,624)   $15,992   $16,264
------------------------------------------------------

The tax benefit applicable to the 2001 extraordinary loss on early retirement of debt was $2.6 million.

The Company made federal, state and foreign tax payments of $12.5 million, $13.9 million and $15.4 million in fiscal 2001, 2000 and 1999, respectively.

The differences between the tax expense reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% were as follows (in thousands):

                           2001      2000       1999
-------------------------------------------------------
Income taxes at
  statutory rate        $(1,986)   $18,325    $18,117
State income taxes,
  net of federal
  tax benefit                (9)     1,522        593
Foreign earnings
  taxed at lower rates   (5,834)    (4,384)    (4,770)
Provision for foreign
  cash repatriation          --         --      1,200
Operating loss of
  majority-owned
  subsidiary with no
  tax benefit               935         77         --
Other                       270        452      1,124
-------------------------------------------------------
Total income tax
  expense (benefit)
  before extraordinary
  loss                  $(6,624)   $15,992    $16,264
-------------------------------------------------------

Significant components of the Company's deferred income tax assets and liabilities were as follows (in thousands):

                                   FEBRUARY 2,  FEBRUARY 3,
                                      2002         2001
-----------------------------------------------------------
DEFERRED TAX ASSETS
Inventory capitalization and
  inventory reserves                $   8,941   $   3,531
Tax credit carryforwards                6,423          --
Employee benefits, compensation
  and insurance                         5,407       6,077
Store closing reserves                  3,103         531
Depreciation                            3,002       1,722
Postretirement and postemployment
  benefit plans                         2,571       2,746
Allowance for doubtful accounts         1,696       1,682
Other                                  10,209       7,610
-----------------------------------------------------------
Total deferred tax assets              41,352      23,899

DEFERRED TAX LIABILITIES
Retirement plans                      (14,355)    (14,159)
LIFO inventory valuation               (9,802)     (9,711)
Other                                  (3,521)     (2,077)
-----------------------------------------------------------
Total deferred tax liabilities        (27,678)    (25,947)
-----------------------------------------------------------
Net deferred tax asset (liability)  $  13,674   $  (2,048)
-----------------------------------------------------------

             BROWN SHOE COMPANY, INC.   34    2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No valuation allowance is deemed necessary for the net deferred tax asset as of February 2, 2002, as management believes it is more likely than not the deferred tax asset will be fully realized through future taxable income.

As of February 2, 2002, no deferred taxes have been provided on the undistributed earnings of the Company's Canadian subsidiary. It is anticipated no additional United States tax would be incurred if the accumulated Canadian earnings were distributed given the current United States and Canadian income tax rates. No deferred taxes have been provided on the accumulated unremitted earnings of the Company's other foreign subsidiaries as of February 2, 2002. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so. In the event these other foreign entities' earnings were distributed, it is estimated U.S. taxes, net of available foreign tax credits, of approximately $14.1 million would be due.

[6] BUSINESS SEGMENT INFORMATION

The Company's reportable segments include Famous Footwear, Wholesale operations, and Naturalizer Retail.

Famous Footwear, which represents the Company's largest division, operated 920 stores at the end of fiscal 2001, selling branded footwear for the entire family.

Wholesale operations source and market branded, licensed and private-label footwear primarily to department stores, mass merchandisers and company-owned Naturalizer Retail and Famous Footwear stores.

Naturalizer Retail specialty store operations included 296 stores in the United States and 160 stores in Canada at year-end.

The "Other" segment includes the corporate assets and general and administrative expenses, which are not allocated to the operating units. Fiscal 2001 and 2000 also included the Company's investment in its majority-owned subsidiary Shoes.com, Inc., a footwear e-commerce company. Fiscal 1999 included the Scholze Tannery business, which was sold at the end of fiscal 1999, and Pagoda International, the Company's international marketing division, which was liquidated in fiscal 1999.

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

In fiscal 2001, the impact of the nonrecurring charges on operating earnings is as follows:

     - Famous Footwear - $16.5 million primarily related to inventory markdowns.

     - Wholesale Operations - $0.5 million related to severance.

     - Naturalizer Retail - $16.8 million to close 97 under-performing domestic Naturalizer stores.

     - Other - $6.4 million related to severance associated with the Company's Shared Services project and the transition to new management at Famous Footwear.


               BROWN SHOE COMPANY, INC.   35   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                       FAMOUS      WHOLESALE    NATURALIZER
THOUSANDS                                             FOOTWEAR     OPERATIONS     RETAIL        OTHER           TOTAL
-------------------------------------------------------------------------------------------------------------------------
FISCAL 2001
External sales                                       $1,044,419    $ 503,326    $   206,957   $   1,146      $ 1,755,848
Intersegment sales                                          266      126,980             --          --          127,246
Depreciation and amortization                            15,143        2,847          4,896       3,821           26,707
Operating profit (loss)                                   8,964       51,598        (18,619)    (25,772)          16,171
Operating profit (loss) before nonrecurring charges      25,479       52,048         (1,863)    (19,336)          56,328
Operating segment assets                                379,868      195,090         70,731      55,209          700,898
Capital expenditures                                     15,998        1,979          6,957       1,385           26,319
-------------------------------------------------------------------------------------------------------------------------
FISCAL 2000
External sales                                       $1,033,747    $ 447,588    $   203,524   $      --      $ 1,684,859
Intersegment sales                                           --      136,061             --          --          136,061
Depreciation and amortization                            14,864        2,860          4,701       1,528           23,953
Operating profit (loss)                                  58,032       30,986         (3,765)    (13,680)          71,573
Operating segment assets                                403,520      199,708         86,371      50,470          740,069
Capital expenditures                                     18,683        1,859          8,672       1,314           30,528
-------------------------------------------------------------------------------------------------------------------------
FISCAL 1999
External sales                                       $  927,626    $ 470,787    $   186,621   $   9,097      $ 1,594,131
Intersegment sales                                           --      123,537             --          --          123,537
Depreciation and amortization                            16,030        3,464          4,340       1,713           25,547
Operating profit (loss)                                  54,022       32,791         (3,655)    (15,487)          67,671
Operating segment assets                                332,680      194,910         76,334      46,414          650,338
Capital expenditures                                     18,287        1,762          8,309         330           28,688
-------------------------------------------------------------------------------------------------------------------------

Following is a reconciliation of operating profit to earnings (loss) before income taxes and extraordinary loss:

                                2001        2000         1999
----------------------------------------------------------------
Total operating profit       $  16,171   $  71,573    $  67,671
Interest expense                20,240      18,823       17,349
Non-operating other
  (income) expense               1,606         393       (1,443)
----------------------------------------------------------------
Earnings (loss) before
  income taxes and
  extraordinary loss         $  (5,675)  $  52,357    $  51,765
----------------------------------------------------------------

For geographic purposes, the domestic operations include the wholesale distribution of branded, licensed and private-label footwear to a variety of retail customers, and nationwide operation of the Famous Footwear and Naturalizer chains of footwear stores.

The Company's foreign operations primarily consist of wholesale distribution operations in the Far East and wholesaling and retailing in Canada. The Far East operations include "first-cost" operations, where footwear is sold at foreign ports to customers who then import the footwear into the United States.


             BROWN SHOE COMPANY, INC.   36   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company's net sales and long-lived assets by geographic area were as follows (in thousands):

                        2001         2000         1999
----------------------------------------------------------
NET SALES
United States        $1,429,617   $1,397,536   $1,282,067
Far East                252,729      215,079      236,451
Canada                   76,195       74,127       75,340
Latin America,
  Europe and other           69           25        1,980
Inter-area transfers     (2,762)      (1,908)      (1,707)
----------------------------------------------------------
                     $1,755,848   $1,684,859   $1,594,131
----------------------------------------------------------
LONG-LIVED ASSETS
United States        $  150,487   $  153,910   $  138,651
Far East                 11,040       11,628       12,045
Canada                   12,297       11,664       11,709
Latin America,
  Europe and other          164          135          159
----------------------------------------------------------
                     $  173,988   $  177,337   $  162,564
----------------------------------------------------------

Long-lived assets consisted primarily of property and equipment, prepaid pension costs, goodwill, trademarks and other assets.

[7] PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

                                          FEBRUARY 2,    FEBRUARY 3,
                                             2002           2001
--------------------------------------------------------------------
Land and buildings                        $  30,730    $  31,004
Leasehold improvements                       70,073       67,543
Furniture, fixtures and equipment           150,847      147,061
--------------------------------------------------------------------
                                            251,650      245,608
Allowances for depreciation
  and amortization                         (165,904)    (155,003)
--------------------------------------------------------------------
                                          $  85,746    $  90,605
--------------------------------------------------------------------

Under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," charges included in selling and administrative expense for impaired assets of $0.7 million, $1.1 million and $1.3 million were recognized in fiscal 2001, 2000 and 1999, respectively. Fair value was based on estimated future cash flows to be generated by retail stores, discounted at a market rate of interest.

[8] LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS

Long-term debt, including capitalized lease obligations, net of unamortized discounts, consisted of the following (in thousands):

                                           FEBRUARY 2,   FEBRUARY 3,
                                              2002          2001
--------------------------------------------------------------------
Revolving Credit Agreement                $ 100,000    $      --
9.5% Senior Notes due 2006                       --      100,000
7.36% Senior Notes, payments of
  $10,000 due annually through 2003          20,000       30,000
7.07%-8.83% Debentures due 2002              18,550       18,548
7.125% Debentures due 2003                   10,000       10,000
Capitalized lease obligations                 3,491        3,489
--------------------------------------------------------------------
                                          $ 152,041    $ 162,037
--------------------------------------------------------------------

Maturities of long-term debt and capitalized lease obligations for 2002 through 2006 are: 2002 - $28.6 million; 2003 - $20.0 million; 2004 - $0.5 million; 2005
- $0.6 million, and 2006 - $100.6 million.

In December 2001, the Company entered into a new five-year, secured $350 million revolving bank credit agreement. The amount that can be borrowed under this agreement is based on availability, which is the sum of eligible accounts receivable and inventory less certain adjustments, less outstanding borrowings. If availability falls below certain levels, certain covenants are triggered including fixed charge coverage requirements if below $35 million and default if below $25 million. The agreement includes certain other covenants and restrictions. Interest on borrowings under the credit agreement is at varying rates based on the LIBOR rate or the Base Rate, as defined. There is a fee payable on the unused amount of the facility.

At February 2, 2002, the Company had $164.3 million of borrowings outstanding and $13.1 million in letters of credit outstanding under the revolving bank credit agreement. Total additional borrowing availability was approximately $102 million at the end of 2001. $100 million of these borrowings have been classified as long-term in the Balance Sheet, as the Company does not expect these to be repaid in fiscal 2002. The Company has interest rate swap agreements, expiring between October 2004 and October 2006, that convert variable rate interest payable on $100 million of long-term borrowings under the revolving credit


             BROWN SHOE COMPANY, INC.   37   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

agreement to a fixed rate of 6.88%. The other $64.3 million of borrowings under the revolving bank credit agreement has an average interest rate of 4.89%.

In January 2002, the Company redeemed its 9.5% $100 million notes that were scheduled to mature in 2006. The call premium and the write-off of deferred debt issuance expenses associated with this debt and the Company's previous revolving credit agreement, totaling $4.9 million aftertax, were recorded as an extraordinary loss in the fourth quarter of fiscal 2001. The early retirement of this debt was funded by the new credit facility.

The Company's Canadian operations maintain uncommitted lines of credit totaling approximately $1.9 million to cover letters of credit and foreign exchange contracts against which $1.1 million was outstanding at February 2, 2002.

The revolving bank credit agreement and the 7.36% Senior Notes are secured by the accounts receivable and inventory of the parent company and its wholly-owned domestic and Canadian subsidiaries. The 7.07%, 8.83% and 7.125% debentures are unsecured.

The maximum amount of short-term borrowings under the current and previous revolving bank credit arrangements at the end of any month was $97.0 million in 2001 and $86.0 million in 2000. The average short-term borrowings during the year were $79.7 million in 2001 and $36.1 million in 2000. The weighted average interest rates approximated 6.3% in 2001, and 8.3% in 2000.

Cash payments of interest for fiscal 2001, 2000 and 1999 were $23.2 million, $18.3 million and $18.0 million, respectively.

[9] LEASES

The Company leases all of its retail locations and certain other equipment and facilities. Approximately 50% of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense for operating leases amounted to (in thousands):

                          2001         2000      1999
--------------------------------------------------------
Minimum payments       $ 108,729    $  99,107  $ 90,366
Contingent payments        1,233        2,831     2,844
--------------------------------------------------------
                       $ 109,962     $101,938  $ 93,210
--------------------------------------------------------

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at February 2, 2002 (in thousands):

-----------------------------------------------
2002                                  $ 117,192
2003                                    109,045
2004                                     94,688
2005                                     73,608
2006                                     56,993
Thereafter                              164,458
-----------------------------------------------
Total minimum lease payments          $ 615,984
-----------------------------------------------

The Company is contingently liable for lease commitments of approximately $20 million, which primarily relate to the Cloth World and Meis specialty retailing chains, which were sold in prior years.

[10] DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, primarily foreign exchange contracts and interest rate caps and swaps, to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. These derivatives, designated as cash flow hedges, are used to hedge the procurement of footwear from foreign countries and the variability of cash flows paid on variable-rate debt. The Company is exposed to credit-related losses in the event of non-performance by counterparties to these financial instruments. Counterparties to these agreements are, however, major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

The Company enters into foreign exchange instruments to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these instruments are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the Company from the risk the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates.

The Company's outstanding derivative financial instruments related to foreign exchange risk consisted of the following (in thousands of U.S. dollars):


             BROWN SHOE COMPANY, INC.   38   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          FEBRUARY 2,  FEBRUARY 3,
                                             2002         2001
------------------------------------------------------------------
DELIVERABLE FINANCIAL INSTRUMENTS
Euro                                      $   4,400    $      --
Italian lira                                     --       13,000
Canadian dollars                              1,300        3,600
Japanese yen and other currencies               800        2,900

NON-DELIVERABLE FINANCIAL INSTRUMENTS
New Taiwanese dollars                         1,400        6,400
------------------------------------------------------------------
                                          $   7,900    $  25,900
------------------------------------------------------------------

Unrealized gains related to these instruments, based on dealer-quoted prices, were $0.1 million and $0.5 million at February 2, 2002, and February 3, 2001, respectively.

At the end of 2001, the Company had interest rate swap agreements, expiring between October 2004 and October 2006, that convert variable rate interest payable on $100 million of long-term borrowings under its revolving bank credit agreement to a fixed rate of 6.88%. The Company had another swap agreement, expiring in March 2002, that converts the variable interest payable on $20 million of short-term borrowings to a fixed rate of 6.34%. Unrealized losses on these swap agreements, based on order-quoted prices, were $1.2 million at February 2, 2002. The Company had no interest rate derivative instruments outstanding at February 3, 2001.

In 2001, the Company adopted Statement of Financial Accounting Standard No. 133,"Accounting for Derivative Instruments and Hedging Activities." The statement establishes standards for recognition and measurement of derivatives and hedging activities. The effective portions of changes in the fair value of derivatives are recorded in Other Comprehensive Income and reclassified to earnings when the hedged item affects earnings. The ineffective portions of changes in the fair value of cash flow hedges are immediately recognized in earnings. In adoption of this statement at the beginning of 2001, the Company recorded a cumulative transition adjustment to increase Other Comprehensive Income by $0.3 million, net of taxes, to recognize the fair value of its derivative instruments. The Company reclassified all of the transition adjustment into earnings in 2001.

During 2001, changes in the fair value of derivatives and reclassifications from Other Comprehensive Income to earnings from the initial transition adjustment resulted in a decrease in Other Comprehensive Income of $0.7 million, net of taxes. During 2001 ineffective hedges were not material.

[11] FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at February 2, 2002, and February 3, 2001, are (in thousands):

                                       2001               2000
                             ----------------------------------------
                               CARRYING    FAIR   CARRYING     FAIR
                                AMOUNT     VALUE   AMOUNT      VALUE
---------------------------------------------------------------------
LIABILITIES
Long-term debt,
including current
maturities                     $152,041  $153,345  $162,037  $157,111
---------------------------------------------------------------------

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


             BROWN SHOE COMPANY, INC.   39   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[13] COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and ongoing compliance activities at several sites.

The Company is remediating a residential area adjacent to owned property in Colorado, under the oversight of Colorado authorities. This residential area has been affected by types of solvents previously used at the facility. The Company is also remediating the owned property. In fiscal 2000, a class-action lawsuit was filed against the Company related to this site. In December 2001, the court denied the plaintiffs' motion for class certification and ordered the individual plaintiffs to proceed with the case. The plaintiffs have asked the court to reconsider its ruling. The Company does not believe the ultimate outcome of this lawsuit will have a materially adverse effect on its results of operations or financial condition. During fiscal 2001 and 2000, the Company incurred charges of $1.4 million and $3.0 million, respectively, related to this site.

The Company has completed its remediation efforts at its closed New York tannery and two associated landfills. In 1995, state environmental authorities reclassified the status of these sites as being properly closed and requiring only continued maintenance and monitoring over the next 22 years.

In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities.

Based on information currently available, the Company had an accrued liability of $4.1 million, as of February 2, 2002, to complete the cleanup at all sites. The ultimate cost may vary.

While the Company currently does not operate domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.

The Company also is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the outcome of such proceedings and litigation currently pending will not have a materially adverse effect on the Company's results of operations or financial position.

[14] COMMON STOCK

The Company's common stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At February 2, 2002 and February 3, 2001, there were 17,483,585 shares and 17,460,772 shares, net of 4,522,312 shares and 4,545,125 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BWS). There were approximately 5,500 shareholders of record at February 2, 2002.

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

All stock options are granted at market value. Stock appreciation units also have been granted in tandem with certain options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units generally become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of February 2, 2002, 449,583 additional shares of common stock were available to be granted in the form of options, restricted stock or stock performance.


             BROWN SHOE COMPANY, INC.   40   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.1%, 6.6% and 5.8%; dividend yields of 2.4%, 4.0% and 2.2%; volatility factors of the expected market price of the Company's common stock of .45, .39 and .36; and a weighted-average expected life of the option of seven years. The weighted average fair value of options granted during 2001, 2000 and 1999 was $7.04, $3.44 and $6.76 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share amounts):

                            2001       2000       1999
----------------------------------------------------------
Net income (loss)
  as reported            $  (3,962)  $ 36,365    $ 35,501
Pro forma net
  income (loss)             (5,296)    34,564      33,666
Basic earnings (loss)
  per common share
  as reported                 (.23)      2.06        1.99
Pro forma basic
  earnings (loss) per
  common share                (.31)      1.96        1.89
Diluted earnings (loss)
  per common share
  as reported                 (.23)      2.04        1.96
Pro forma diluted
  earnings (loss) per
  common share                (.31)      1.94        1.85
----------------------------------------------------------

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended February 2, 2002:

                                                  WEIGHTED
                       NUMBER OF     NUMBER OF    AVERAGE
                        OPTION     APPRECIATION   EXERCISE
                        SHARES        UNITS        PRICE
-----------------------------------------------------------
Outstanding
  January 30, 1999    1,445,094      256,038        $17
Granted                 555,300           --         19
Exercised               (50,750)          --         16
Terminated              (98,399)     (39,005)        21
-----------------------------------------------------------
Outstanding
  January 29, 2000    1,851,245      217,033         18
Granted                 603,000           --         10
Exercised                    --           --         --
Terminated             (267,820)          --         17
-----------------------------------------------------------
Outstanding
  February 3, 2001    2,186,425      217,033         18
Granted                 112,200           --         17
Exercised              (160,321)     (59,816)        14
Terminated             (323,804)      (6,556)        16
-----------------------------------------------------------
Outstanding
  February 2, 2002    1,814,500      150,661        $16
-----------------------------------------------------------

Following is a summary of stock options outstanding as of February 2, 2002, which have exercise prices ranging from $10 to $38:

                                     WEIGHTED   WEIGHTED
                                     AVERAGE    AVERAGE
                        NUMBER OF    EXERCISE   REMAINING
                         OPTIONS      PRICE    LIFE (YEARS)
------------------------------------------------------------
OPTIONS OUTSTANDING
Price under $15           795,250     $ 12          7
Price $15 or over       1,019,250       18          6
------------------------------------------------------------
                        1,814,500     $ 16          7
------------------------------------------------------------
OPTIONS EXERCISABLE
Price under $15           425,969     $ 13          6
Price $15 or over         707,675       19          6
------------------------------------------------------------
                        1,133,644     $ 17          6
------------------------------------------------------------

At February 3, 2001, 1,036,206 options with a weighted average exercise price of $17 were exercisable. At January 29, 2000, 800,370 options with a weighted average exercise price of $18 were exercisable.

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer



             BROWN SHOE COMPANY, INC.   41   2001 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after four years, 25% after six years and the remaining 25% after eight years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period. In fiscal 2001 and 1999, net shares granted were 29,750 and 38,500, respectively. In fiscal 2000, there were net forfeitures of 21,500 restricted shares. Compensation expense related to these shares was $1.0 million, $0.6 million and $0.8 million in 2001, 2000 and 1999, respectively.

Under the Company's stock performance plan, common stock may be awarded at the end of the performance period at no cost to certain officers and key employees if certain financial goals are met. Compensation expense is recorded over the performance period based on the anticipated number and market value of shares to be awarded. Compensation expense for performance shares was $0.5 million and $0.3 million in 2000 and 1999, respectively. In fiscal 2001, projections indicated that there would be no awards at the end of the performance periods. Accordingly, accrued expenses for those plans were reversed, resulting in income in 2001 of $0.8 million.

[16] SUPPLEMENTARY INFORMATION

BALANCE SHEET
Cash equivalents of $17.4 million and $36.5 million at February 2, 2002 and February 3, 2001, respectively, are stated at cost, which approximates fair value.

STATEMENT OF CONSOLIDATED EARNINGS
Advertising and marketing costs totaled $49.0 million, $50.7 million and $52.5 million in 2001, 2000 and 1999, respectively.

Other Expense (Income) consisted of the following (in thousands):

                            2001         2000       1999
-----------------------------------------------------------
Interest income         $   (1,329)   $ (2,245)   $ (1,884)
Gain on sale of
  fixed assets              (1,861)         --          --
Amortization/writeoff
  of intangibles             2,574         849         893
Environmental charges        1,435       2,959       1,790
Gain on sale of
  le coq sportif                --          --      (2,334)
Other, net                     669      (1,399)        955
-----------------------------------------------------------
Total                   $    1,488   $     164    $   (580)
-----------------------------------------------------------

[17] IMPACT OF NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new standards on accounting for "Goodwill and Other Intangible Assets" beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the statement is expected to result in an increase in net income in fiscal 2002 of approximately $0.8 million. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets. The Company does not expect the impairment test provisions of the statement will have a significant effect on earnings or the financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of the Statement will have a significant effect on earnings or the financial position of the Company.


               BROWN SHOE COMPANY, INC.   42   2001 ANNUAL REPORT

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

The Audit Committee of Brown Shoe Company, Inc., Board of Directors is comprised of four outside directors. The Committee meets regularly with the Company's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

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

/s/ Ronald A. Fromm                       /s/ Andrew M. Rosen
Ronald A. Fromm                           Andrew M. Rosen
Chief Executive Officer                   Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors Brown Shoe Company, Inc.

We have audited the accompanying consolidated balance sheets of Brown Shoe Company, Inc. as of February 2, 2002 and February 3, 2001 and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Shoe Company, Inc. at February 2, 2002 and February 3, 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

                                                St. Louis, Missouri
/s/ Ernst & Young LLP                           February 27, 2002


               BROWN SHOE COMPANY, INC.   43   2001 ANNUAL REPORT

                      SUPPLEMENTARY FINANCIAL INFORMATION


SELECTED QUARTERLY INFORMATION (UNAUDITED)

Following is a summary of selected quarterly information (in thousands except per share) for the fiscal years ended February 2, 2002, and February 3, 2001.

                                                                               QUARTERS
                                                        ---------------------------------------------------
                                                          FIRST        SECOND       THIRD         FOURTH
                                                        (13 WEEKS)   (13 WEEKS)   (13 WEEKS)     (13 WEEKS)
-----------------------------------------------------------------------------------------------------------
2001
Net sales                                               $  436,138   $  442,079   $  462,361     $  415,270
Gross profit                                               175,048      169,544      181,487        140,220
Earnings (loss) before extraordinary loss                    6,411        5,795       11,851        (23,108)
Net earnings (loss)                                          6,411        5,795       11,851        (28,019)
Per share of common stock:
  Earnings (loss) before extraordinary loss--basic      $      .37   $      .34   $      .69     $    (1.34)
  Earnings (loss) before extraordinary loss--diluted           .36          .33          .68          (1.34)
  Net earnings (loss)--basic                                   .37          .34          .69          (1.63)
  Net earnings (loss)--diluted                                 .36          .33          .68          (1.63)
  Dividends paid                                               .10          .10          .10            .10
  Market value:
  High                                                       19.91        20.26        15.85          17.01
  Low                                                        16.08        15.20        10.27          11.30
-----------------------------------------------------------------------------------------------------------

                                                        (13 WEEKS)   (13 WEEKS)   (13 WEEKS)     (13 WEEKS)
2000
Net sales                                               $  394,757   $  419,147   $  463,312     $  407,643
Gross profit                                               161,974      168,091      184,357        167,710
Net earnings                                                 6,548        9,198       15,615          5,004
Per share of common stock:
  Net earnings--basic                                   $      .37   $      .51   $      .88     $      .29
  Net earnings--diluted                                        .36          .51          .88            .29
  Dividends paid                                               .10          .10          .10            .10
  Market value:
  High                                                       13.00        14.75        14.19          17.50
  Low                                                         9.38         9.31         8.50           8.81
-----------------------------------------------------------------------------------------------------------

Note 1: Results for the fourth quarter of fiscal 2001 include aftertax nonrecurring charges totaling $27.3 million for the closing of Naturalizer retail stores, inventory markdowns at Famous Footwear, management transition at Famous Footwear, severance costs to implement a Shared Services administrative platform, and the write-off of goodwill in the Company's e-commerce business.

Note 2: In the fourth quarter of fiscal 2001, an extraordinary loss of $4.9 million, aftertax, was incurred from the early redemption of debt.

Note 3: The sum of the quarterly Earnings per Common Share in fiscal 2001 does not equal the reported annual Earnings per Share due to the loss in the fourth quarter, which requires the use of Basic average shares outstanding so as not to be anti-dilutive.


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


             BROWN SHOE COMPANY, INC.   44   2001 ANNUAL REPORT

                       DIVISIONS AND OPERATING MANAGEMENT


RONALD A. FROMM*
Chairman of the Board, President and Chief Executive Officer

----------------------------------------------------------------------------------------------------------------------

FAMOUS FOOTWEAR

JOSEPH W. WOOD*                         DOUGLAS W. KOCH*                        JOHN R. MAZURK*
President                               Senior Vice President                   Senior Vice President, Retail Sales
                                        Human Resources
RICHARD M. AUSICK*                                                              JAMES M. ROE*
Senior Vice President and               J. MARTIN LANG*                         Senior Vice President, Real Estate
Chief Merchandise Officer               Senior Vice President and
                                        Chief Financial Officer
SCOTT W. COOPER*
Senior Vice President, Marketing


----------------------------------------------------------------------------------------------------------------------

BROWN SHOE WHOLESALE

GARY M. RICH*                           DENNIS F. HADICAN                       PAUL M. SHAPIRO
President                               Vice President and General              Vice President and General Manager
                                        Manager, Westport                       Buster Brown & Co.
JAMES W. ANDERSON*
Vice President, Finance                 DAVID E. HANEBRINK                      ALAN A. SILVERSTEIN
                                        Vice President and General              Senior Vice President and
RICHARD GELBER                          Manager, Men's and Athletics            General Manager,Women's
Vice President and
General Manager                         JEFFREY M. SANDERS
Carlos by Carlos Santana                Senior Vice President and
                                        General Manager, LifeStride


----------------------------------------------------------------------------------------------------------------------

NATURALIZER

BYRON D. NORFLEET*                      LAUREL L. HANNEKE                       MARK J. SCHAUSTER
President                               Vice President, Merchandising           Senior Vice President and
                                                                                Director, Product Development
W. BRADLEY ADAMS                        MARK JENKINS
Vice President, Marketing               Senior Vice President  and              THOMAS F. TALBOT, JR.
                                        General Manager, Retail                 Vice President, Real Estate
MICHAEL S. GILLAM
Vice President, Finance                 J. THOMAS PARKER
                                        Senior Vice President, Wholesale


----------------------------------------------------------------------------------------------------------------------

BROWN SHOE INTERNATIONAL

DAVID H. SCHWARTZ*                      KENNETH W. GILBERTSON                   JEAN-GUY VAUDRY
President                               President, Canada Wholesale             President, Canada Retail

HOWARD B. HERMAN                        ROBERT C. GOLDSTICKER
Senior Vice President and               Vice President, Finance
General Manager, International
Sales and Licensing


----------------------------------------------------------------------------------------------------------------------

CORPORATE GOVERNANCE

ANDREW M. ROSEN*                        MICHAEL I. OBERLANDER*                  RICHARD C. SCHUMACHER*
Chief Financial Officer                 Vice President, General Counsel         Vice President and
and Treasurer                           and Corporate Secretary                 Chief Accounting Officer

ELIZABETH A. FAGAN
Vice President, Corporate
Communications


----------------------------------------------------------------------------------------------------------------------

SUPPORT SERVICES

DAVID H. SCHWARTZ*                      DOUGLAS W. KOCH*
Chief Operating Officer                 Senior Vice President                   JAMES M. ROE*
                                        Human Resources                         Senior Vice President, Real Estate
ROBERT M. DYER
Vice President, Marketing Services      RICHARD T. PRICE                        ROBERT E. STADLER, JR.*
                                        Vice President, Information             Senior Vice President, Administration
CHARLES C. GILLMAN*                     Systems and Technology
President, Worldwide Sourcing
                                                                                * Member of the Company's
                                                                                  Operating Committee



               BROWN SHOE COMPANY, INC.   [45]   2001 ANNUAL REPORT

                   BOARD OF DIRECTORS AND INVESTOR INFORMATION



BOARD OF DIRECTORS

RONALD A. FROMM (1)                    RICHARD A. LIDDY (1,2,4)                W. PATRICK MCGINNIS (3)
Chairman of the Board, President       Director and Retired Chairman of        President and Chief Executive
and Chief Executive Officer            the Board, GenAmerica Financial         Officer, Nestle' Purina
                                       Corporation                             PetCare Company
JOSEPH L. BOWER (3,4)
Donald Kirk David Professor            JOHN PETERS MACCARTHY (2,3)             JERRY E. RITTER (1,3,4)
of Business Administration             Retired Chairman of the Board and       Retired Executive Vice President of
Harvard Business School                Chief Executive Officer, Boatmen's      Anheuser-Busch Companies, Inc.
                                       Trust Company
JULIE C. ESREY (2,4)
Director of various organizations      PATRICIA G. MCGINNIS (2)                (1) Member of the Executive Committee
                                       President and Chief Executive Officer,  (2) Member of the Audit Committee
                                       The Council for Excellence              (3) Member of the Compensation Committee
                                       in Government                           (4) Member of the Governance and Nominating Committee



------------------------------------------------------------------------------------------------------------------------------------



INVESTOR INFORMATION

CORPORATE HEADQUARTERS                TRANSFER AGENT/REGISTRAR/DIVIDEND        ADDITIONAL INFORMATION
Brown Shoe Company, Inc.              DISBURSING AGENT
8300 Maryland Avenue                  EquiServe                                ON THE INTERNET:
St. Louis, Missouri 63105-3693        Shareholder Services                     You can access financial and other
                                      Post Office Box 2500                     information such as significant news
Mailing Address:                      Jersey City, New Jersey 07303-2500       releases, Forms 10-K and 10-Q, and
Post Office Box 29                    Telephone: (201) 324-0498                product information, on the Internet
St. Louis, Missouri 63166-0029        (800) 446-2617                           at www.brownshoe.com
                                      Internet: www.equiserve.com
Telephone: (314) 854-4000                                                      BY CALLING OR WRITING:
Fax: (314) 854-4274                   DIVIDEND REINVESTMENT PLAN               You can also request that any of
E-mail: info@brownshoe.com            The Dividend Reinvestment Plan           these materials be mailed to you at
                                      provides a means of automatic            no charge by calling or writing:
INTERNET ADDRESS                      dividend reinvestment and includes
www.brownshoe.com                     a provision for voluntary investment     Brown Shoe Company, Inc.
                                      of additional cash. For a prospectus     Investor Relations Office
ANNUAL MEETING                        and enrollment form, contact             Post Office Box 29
11:00 a.m. Central Daylight Time      EquiServe (address above).               St. Louis, Missouri 63166-0029
Thursday, May 23, 2002                                                         (314) 854-4000
Brown Shoe Company, Inc.
Corporate Headquarters
                                      DIRECT DEPOSIT OF DIVIDENDS
STOCK LISTED                          Registered shareholders may have
[LOGO] Brown Shoe stock is listed     their quarterly dividend checks
on the New York Stock                 deposited directly to their bank
Exchange and the Chicago Stock        accounts. For more information
Exchange (ticker symbol BWS).         or to request an enrollment form,
                                      contact EquiServe (address above).
NUMBER OF SHAREHOLDERS OF RECORD
5,500                                 TRUSTEE OF DEBENTURES
                                      State Street Bank and Trust
NUMBER OF EMPLOYEES                   Company of Missouri, N.A.
11,500                                One Metropolitan Square
                                      Post Office Box 321
                                      St. Louis, Missouri 63166-0321
INDEPENDENT AUDITORS                  (314) 655-3030
Ernst & Young LLP
St. Louis, Missouri

               BROWN SHOE COMPANY, INC.   [46]   2001 ANNUAL REPORT

[BRIAN C. COOK PHOTO]
BRIAN C. COOK
PRESIDENT (RETIRED), FAMOUS FOOTWEAR

After 22 years as president of Famous Footwear, Brian C. Cook retired on February 1, 2002. He built Famous Footwear into a billion-dollar footwear retail chain from two stores to the 920 stores we have today.

[BROWN SHOE LOGO]
BROWN SHOE COMPANY, INC.
8300 MARYLAND AVENUE
SAINT LOUIS, MISSOURI 63105